Exhibit 99.1

AGBA GROUP HOLDING LIMITED
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 19, 2024

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Shareholders of AGBA Group Holding Limited (“AGBA,” the “Company” or “we”, and when domesticated as a Delaware corporation under the name “Triller Group Inc.”, is sometimes referred to as “Delaware Parent”), a British Virgin Islands company, will be held at 1/F, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong on September 19, 2024, at 10:00 AM local time, and any adjournments thereof, for the following purposes:

1.      A proposal (the “Yorkville Share Issuance Proposal”) to approve, pursuant to Nasdaq Rule 5635, the issuance of AGBA Ordinary Shares (which for this purpose also includes the issuance of Delaware Parent Common Stock from and after the completion of the Domestication) upon the conversion of certain convertible notes that will be issued to YA II PN, Ltd. (“Yorkville”) pursuant to our Second Amended and Restated Standby Equity Purchase Agreement entered into with Yorkville on June 28, 2024 (the “Second A&R SEPA”), in excess of 16,362,086 AGBA Ordinary Shares, which represents 20% of the number of AGBA Ordinary Shares outstanding on June 28, 2024.

2.      A proposal (the “Charter Amendment Proposal”) to approve (i) the adoption and filing of an amendment to our Fifth Amended and Restated Memorandum and Articles of Association to (A) increase the number of the Company’s ordinary shares, par value $0.001 per share (“AGBA Ordinary Shares”) authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, (B) authorize a new class of 100,000,000 class A preferred shares (the “AGBA Series A Preferred Shares”) and authorize a new class of 45,000 super voting class B Shares, with each share entitled to 10,000 votes (the “AGBA Series B Preferred Shares”); and (ii) the adoption and filing of a restatement to our memorandum and articles of association being our Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares on a 1 to 2.0607 basis, and the resulting increase in the total number of authorized ordinary shares from 1,500,000,000 to 3,091,049,970 and increase in the outstanding AGBA Ordinary Shares from 91,844,112, shares to 189,265,804 shares and reduction in the par value of the AGBA Ordinary Shares from $0.001 to $0.000485272 (the “Share Split”) to be effected by filing with the British Virgin Islands Registrar of Corporate Affairs (the “Registrar”) a notice of amendment and our Sixth Amended and Restated Memorandum and Articles of Association under section 13(1) of the BVI Business Companies Act (the “BVI Companies Act”) together with Notices of Change in Number of Shares (or such other form as may be required) pursuant to section 40(1) of the BVI Companies Act as may be required.

A copy of the form of our Sixth Amended and Restated Memorandum and Articles of Association reflecting the proposed amendments is attached to this proxy statement as Annex B.

3.      A proposal (the “Domestication Proposal”) to change the domicile of the Company by way of continuation out of the British Virgin Islands, as a business company incorporated under the laws of the British Virgin Islands, and into the State of Delaware to become a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected prior to the Merger as follows: (i) with respect to the British Virgin Islands, filing a Notice of Continuation Out of the British Virgin Islands together with supporting documents with the Registrar under section 184 of the BVI Companies Act and receiving a Certificate of Discontinuance from the Registrar in relation to the Domestication pursuant to section 184 of the BVI Companies Act; and (ii) with respect to Delaware, approval of filing of a Certificate of Domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”) (the “Certificate of Domestication”) along with a Certificate of Incorporation under Section 103 of the DGCL (the “Delaware Parent Certificate of Incorporation”), upon which the Company shall become a Delaware corporation, or “Delaware Parent”, and will change its name to “Triller Group Inc.” Upon the effectiveness of the Domestication, all outstanding securities of the Company will convert to outstanding securities of Delaware Parent, as described in more detail in this proxy statement; and Delaware Parent will issue 37,496 shares of its super voting Series B Preferred Stock to one shareholder.

4.      A proposal (the “Organizational Documents Proposal”) to approve, in connection with the Domestication Proposal, the Delaware Parent Certificate of Incorporation and the proposed new bylaws of Delaware Parent (“Delaware Parent Bylaws” and, together with the Delaware Parent Certificate of Incorporation, the “Proposed Delaware Parent Organizational Documents”), which will become effective as of the Domestication.

A copy of the form of the Delaware Parent Certificate of Incorporation and the form of the Delaware Parent Bylaws are attached to this proxy statement as Annex D-1 and Annex D-2, respectively.

5.      A proposal (the “Merger Agreement Proposal”) to approve that certain agreement and plan of merger dated as of April 16, 2024, as amended and restated as of August 30, 2024 (the “Merger Agreement”), by and between the Company, AGBA Social Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), Triller Corp. (“Triller”), and Bobby Sarnevesht, as the representative (“Stockholders’ Representative”) of the current common stockholders of Triller (the “Triller Stockholders”), with respect to the acquisition of 100% of the outstanding capital stock and conversion of all restricted stock units of Triller (together, the “Stockholder Interests”), in exchange for (i) the issuance of 299,897,852 shares of common stock of Delaware Parent, par value $0.0001 per share (“Delaware Parent Common Stock”), to the Triller Stockholders, (ii) the issuance of 37,702,230 shares of preferred stock of Delaware Parent, par value $0.0001 per share (“Delaware Parent Series A-1 Preferred Stock”) to the current holders of Triller preferred stock (“Triller Preferred Stock”), (iii) the conversion of all existing Triller restricted stock units (“Triller RSUs”) into 54,020,128 Delaware Parent restricted stock units (“Delaware Parent RSUs”), and the reservation by Delaware Parent of an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of the Delaware Parent RSUs, and (iv) the adjustment of an aggregate of 128,551,475 Triller warrants (the “Triller Warrants”) and reissuance by Delaware Parent of an aggregate of 55,719,676 Delaware Parent warrants in replacement thereof (the “Delaware Parent Replacement Warrants”). The Triller Stockholders and the holders of Triller RSUs are sometimes referred to collectively as the “Triller Stakeholders.” After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of August 30, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the economic interests of the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%. The holder of the Delaware Parent Series B Preferred Stock will hold approximately 65% of the total voting power of all Delaware Parent outstanding capital stock.

A copy of the Merger Agreement is attached to this proxy statement as Annex A.

6.      A proposal (the “Nasdaq Proposal”) to approve, for purposes of complying with applicable listing rules of NASDAQ Stock Market (“Nasdaq”), or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding AGBA Ordinary Shares to the Triller Stockholders and the issuance or potential issuance that will result in a “change of control” of the Company, pursuant to the terms of the Merger Agreement.

7.      A proposal (the “Incentive Plan Proposal) to approve the Triller Group Inc. 2024 Equity Incentive Plan (the “Incentive Plan”), and upon such approval and adoption of the Incentive Plan, to grant share awards to selected senior executive officers and other valued employees.

A copy of the form of the Incentive Plan is attached to this proxy statement as Annex C.

8.      A proposal (the “Election of Directors Proposal”) to elect seven directors to serve as members of the Board of Directors of Delaware Parent effective from the Closing of the Merger until the next annual meeting of shareholders or until their respective successors have been elected and qualified.

9.      A proposal (the “Adjournment Proposal”) to authorize the Chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates (the “Adjournment”), from time to time, as the Chairman of the Annual General Meeting may deem necessary or appropriate.

10.    To consider any other business that may properly come before the meeting or any Adjournment or postponement thereof.

Nasdaq Requirements

The Company is subject to the NASDAQ Listing Rules because our Ordinary Shares are currently listed on the NASDAQ Capital Market and after the domestication, the common stock of Delaware Parent will be listed on Nasdaq too. The issuance of the Merger Consideration under the Merger Agreement implicates certain of the NASDAQ listing standards requiring prior shareholder approval in order to maintain our listing on NASDAQ.

The Merger Agreement Proposal is required because under the terms of the Merger Agreement, Delaware Parent will issue more than 20% of our issued and outstanding Ordinary Shares existing before such issuance to the Triller Stockholders.

NASDAQ Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the stock or securities.

Nasdaq Listing Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the company. This rule does not define when a change in control of a company may be deemed to occur; however, Nasdaq suggests in its guidance that a change of control would occur, subject to certain limited exceptions, if after a transaction a person or entity will hold 20% or more of the outstanding shares or voting power of an issuer and such ownership or voting power of an issuer would represent the largest ownership position in the issuer.

Thank you for your continuing interest in AGBA Group Holding Limited. We look forward to seeing you at the Extraordinary General Meeting.

If you have any questions about the Proxy Statement, please contact us at AGBA Group Holding Limited, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong SAR. You also may contact Advantage Proxy, Inc., AGBA’s proxy solicitor, at: 206-870-8565; Email: ksmith@advantageproxy.com.

Sincerely,

/s/ Robert E. Diamond, Jr.
Robert E. Diamond, Jr.
Chairman of the Board
Dated: September 5, 2024

AGBA GROUP HOLDING LIMITED

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 19, 2024

i

SUMMARY

Except as otherwise specifically noted in this” proxy statement, “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries, before Domestication, or Delaware Parent and its subsidiaries, after Domestication.

This summary highlights selected information from this proxy statement related to the proposed merger by and between the Company, Merger Sub, Triller, and the Stockholders’ Representative, with respect to the acquisition of 100% of the outstanding capital stock and restricted stock units of Triller. We refer to that transaction as the “Merger.”

This proxy statement may not contain all of the information that is important to you. To understand the Merger more fully and for a complete description of its legal terms, you should carefully read this proxy statement, including the annexes to this proxy statement and the other documents to which we refer in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions in the section of this proxy statement captioned “Additional Information.” A copy of the Merger Agreement is attached as Annex A to this proxy statement. We encourage you to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.

Introduction

On April 16, 2024, the Company entered into the Merger Agreement with Merger Sub, Triller and Bobby Sarnevesht, the Stockholders’ Representative. Pursuant to the Merger Agreement, (i) the Company will domesticate into Delaware as Delaware Parent, following which (ii) Merger Sub will merge with and into Triller, resulting in Triller being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Delaware Parent. An Amended and Restated Merger Agreement was signed by the parties on August 30, 2024.

Parties Involved in the Merger

The Company is a leading wealth management and healthcare institution based in Hong Kong servicing over 400,000 individual and corporate customers. Triller is a Delaware corporation and a global, artificial intelligence powered technology platform that serves a broad constituency of creators and brands around the world.

The Merger

At the Closing, Merger Sub will merge into Triller, with Triller as the surviving corporation of the Merger and a wholly owned subsidiary of Delaware Parent.

The merger consideration provided for in the Merger Agreement (the “Merger Consideration”) comprises (i) the issuance of 299,897,852 shares of Delaware Parent Common Stock to the current Triller common stockholders, (ii) the issuance of 37,702,230 shares of Delaware Parent Preferred Stock to the current Triller preferred stockholders and (iii) the conversion of all existing Triller RSUs into 54,020,128 Delaware Parent RSUs; and Delaware Parent also will reserve an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of such Delaware Parent RSUs.

Triller currently has two classes of equity outstanding, comprised of (i) Triller Preferred Stock, all of the outstanding shares of which are designated Series A-1 preferred stock, and (ii) Triller Common stock, of which some of the outstanding shares are designated Series A common stock and the remainder of the outstanding shares are designated Series B common stock.

In connection with the Merger, certain Triller convertible notes and warrants will, by their terms, convert into Triller Common Stock.

In addition, an aggregate of 128,551,475 Triller Warrants will, upon the closing of the Merger, be adjusted per their terms and re-issued as an aggregate of 55,719,676 Delaware Parent Replacement Warrants.

As a result of the Merger, each share of Triller Common Stock will be exchanged for one share of Delaware Parent Common Stock, and each share of Triller Preferred Stock will be exchanged for one share of Delaware Parent Preferred Stock. A total of 50,000,000 shares of Delaware Parent Common Stock will be held in escrow as “Reserved Shares,” which shall be applied toward future settlement of certain Triller legal and financial obligations.

The Merger Agreement also provides that Bobby Sarnevesht, Triller’s Executive Chairman and Chief Executive Officer, will be named as a director of Delaware Parent; and Green Nature Limited (“GNL”), the holder of the 37,496 shares of Delaware Parent Series B Preferred Stock and an affiliate of AGBA’s current majority shareholder, has agreed to vote all such shares in favor of Mr. Sarnevesht as a director of Delaware Parent at all Delaware Parent stockholder meetings held through and including December 31, 2025. GNL and the Company shall, at the Closing, execute a voting agreement that provides for the foregoing. See “Proposal 8: Election of Directors,” below.

After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of August 30, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the economic interests of the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%. The holder of the Delaware Parent Series B Preferred Stock will hold approximately 65% of the total voting power of all Delaware Parent outstanding capital stock.

Pre-and Post-Merger Corporate Structure

The following charts illustrate the corporate structure (i) of AGBA as of the date of this proxy statement and (ii) of Delaware Parent after giving effect to the consummation of the Merger:

Corporate structure of AGBA as of the date of this proxy statement:

Corporate structure of Delaware Parent after giving effect to the consummation of the Domestication and the Merger:

Common stockholders of AGBA
AGBA super majority preferred stockholder
Triller common stockholders
Triller RSU holders
Economics
30%
0%
70%
0%
Voting Power
11.5%
65%
23.5%
0%
AGBA (Delaware)
TAG International Limited (British Virgin Islands) and its subsidiaries
TAG Asia Capital Holdings (British Virgin Islands) and its subsidiaries
Triller Corp. (Delaware)
Triller Hold Co LLC (Delaware)

After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of August 28, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs; and the current AGBA shareholders will hold the remaining 30%. In addition, an aggregate of 128,551,475 Triller warrants will be adjusted per their terms and an aggregate of 55,719,676 Delaware Parent Replacement Warrants will be issued in substitution thereof.

A total of 50,000,000 Reserved Shares of Delaware Parent Common Stock will be held in escrow and applied toward future settlement of certain Triller legal and financial obligations. If and to the extent that any Reserved Shares remain in escrow on the 6 year anniversary of the Closing Date, such shares shall be released to the Triller Stockholders existing as of the Closing Date, pro rata in accordance with their respective ownership percentages thereof.

After giving effect to the Domestication, the Merger and the issuance of the Delaware Parent Series B Preferred Shares, the Triller Stockholders will collectively have 23.5% of the total voting power of the combined entity, the current holders of AGBA Ordinary Shares will have 11.5% of the total voting power of the combined entity, and the holder of the Delaware Parent Series B Preferred Shares will have 65% of the total voting power of the combined entity.

Conditions to the Closing of the Merger

The obligations of Triller to consummate the transactions contemplated by the Merger Agreement are conditioned upon each of the following, among other things: (1) the representations and warranties of AGBA and Merger Sub being, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, on and as of the date of the Merger Agreement and the closing date of the transactions; (2) AGBA and Merger Sub complying with all of its obligations under the Merger Agreement in all material respects; (3) the consummation of the transactions being permitted by applicable law to which each of AGBA, Merger Sub, or Triller is subject; (4) closing deliveries having been delivered to Triller by AGBA, including among other things, customary closing certificates, certificate of merger executed by Merger Sub; the certificate of discontinuance, executed Operative Documents (as defined below); and (5) no third party approvals being anticipated by the parties.

The obligations of AGBA and Merger Sub to consummate the transactions contemplated by the Merger Agreement are conditioned upon each of the following, among other things: (1) the representations and warranties of Triller being, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, on and as of the date of the Merger Agreement and the closing date of the transactions; (2) Triller complying with all of its obligations under the Merger Agreement in all material respects; (3) the consummation of the transactions being permitted by applicable law to which AGBA, Merger Sub, or Triller is subject; (4) there having been no material adverse effect to Triller; (5) no order having been issued by any court, regulatory or governmental body limiting the consummation of the Merger or AGBA’s ownership, conduct, or operation of Triller’s business following the Closing; (6) Triller’s Form S-1 Registration Statement (Registration No. 333-273623) filed with the SEC on January 29, 2024 having been withdrawn; (7) no third party approvals being anticipated by the parties; and (8) closing deliveries having been delivered to AGBA by Triller, including among other things, customary closing certificates, third party consents, final closing consideration spreadsheet, written resignation of each director and officer of Triller, statement certifying interests in Triller do not constitute “United States real property interests”, written consents evidencing the stockholder approval, Operative Documents (as defined below), and certificate of merger executed by Triller.

Termination of the Merger Agreement

The Merger Agreement may be terminated on or prior to the Closing Date in the following manner:

(a)     the written consent of AGBA and Triller;

(b)    by AGBA, if AGBA reasonably concludes in good faith that any of AGBA and Merger Sub’s Conditions to closing is or becomes impossible to satisfy (other than solely as a result of any breach of the Merger Agreement by AGBA);

(c)     by AGBA, in the event of a breach by Triller of any representation, warranty, covenant, or agreement contained in the Merger Agreement and the other agreements, documents, and certificates referenced in the Merger Agreement to be executed and delivered on the Agreement Date or prior to or at the Closing (collectively, the “Operative Documents”) that has not been cured or is not curable by Triller within 15 days after AGBA delivers notice to Triller regarding such breach;

(d)    by Triller, in the event of a breach by AGBA of any representation, warranty, covenant, or agreement contained herein or in any Operative Document that has not been cured or is not curable by AGBA within 15 days after Triller delivers notice to AGBA regarding such breach; or

(e)     by Triller if AGBA experiences a material adverse effect, or by AGBA if Triller experiences a material adverse effect.

Strategic Direction and Senior Management

The Company currently is formulating a new business strategy to maximize the assets and potential of the combined core strengths of AGBA and Triller. The Company will be rebranded under the “Triller” brand, as evidenced by the change of Delaware Parent’s corporate name to “Triller Group Inc.” Part of the Company’s post-Merger strategy will include the hiring of a new senior management, including a new Chief Executive Officer and other senior officers. The Company expects to announce its new senior management team shortly after the closing of the Merger.

The Extraordinary General Meeting

Date, Time and Place

The Extraordinary General Meeting of Shareholders of the Company will be held at 1/F, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong on September 19, 2024, at 10:00 AM local time, and any adjournments thereof.

Purpose

At the special meeting, we will ask shareholders to vote on proposals to: (1) approve the issuance of AGBA Ordinary Shares (or, subsequent to the Domestication, Delaware Parent Common Stock) upon the conversion of certain convertible notes that will be issued to Yorkville; (2) approve the proposed amendments to our current Charter; (3) approve the change of domicile of the Company from the British Virgin Islands to the State of Delaware; (4) approve the Proposed Delaware Parent Organizational Documents; (5) approve the Merger Agreement; (6) approve the issuance of more than 20% of the current total issued and outstanding AGBA Ordinary Shares to the Triller Stockholders; (7) approve the Triller Group Inc. 2024 Equity Incentive Plan; (8) elect seven directors to serve as members of the Board of Directors of AGBA; and (9) adjourn the special meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Record Date; Shares Entitled to Vote

The record date with respect to this solicitation is the close of business on August 26, 2024 (the “Record Date”) and only shareholders of record at that time will be entitled to vote at the Extraordinary General Meeting and any adjournment or adjournments thereof.

Quorum

The Extraordinary General Meeting will be valid and duly constituted for all purposes when a quorum of two (2) shareholders entitled to vote are present in person (or in the case of a shareholder being a corporation by its duly authorized representative) or by proxy.

Voting and Proxies

The Company’s Ordinary Shares represented by all validly executed proxies received in time to be taken to the meeting and not previously revoked will be voted at the meeting. This proxy may be revoked by the shareholder at any time prior to its being voted by filing with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. We intend to release this Proxy Statement and the enclosed proxy card to our shareholders on or about September 5, 2024.

Dissenters’ Right of Appraisal

Holders of Ordinary Shares do not have appraisal rights under the laws of the British Virgin Islands or under the governing documents of the Company in connection with this solicitation.

Foreign Private Issuer

On September 3, 2024, AGBA filed a 6-K to report that it has elected, effective as of June 28, 2024, to become a “foreign private issuer” under the Exchange Act and therefore is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. In addition, AGBA’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, AGBA will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, AGBA shareholders may receive less or different information about AGBA than they would receive about a U.S. domestic public company.

Recommendation of the Board

The Board of Directors of AGBA (the “Board” or “AGBA Board”) unanimously recommends a vote “FOR” each of the proposals presented at the Extraordinary General Meeting.

Conflict of Interests

The existence of financial and personal interests of one or more of the Company’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of the Company and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Company’s officers have interests in the Merger that may conflict with your interests as a shareholder.

Tsai Ming Hsing, Richard, the controlling shareholder of TAG Holdings Limited, also is the beneficial owner of approximately 6% of Triller with 6,481,185 shares of Triller Common Stock and 34,163,117 shares of Triller Preferred Stock. TAG Holdings Limited currently owns approximately 65.7% of the Company. In addition, Mr. Tsai controls Green Nature Limited, which will be issued 37,496 shares of super voting Series B Preferred Stock at the Closing. These shares will be automatically redeemed by the Company on December 31, 2025, and also will be subject to the terms of a voting agreement through such date. See “Voting Agreement,” below. Therefore, the existence of financial and personal interests of the Company’s controlling shareholder may result in a conflict of interest on the part of such controlling shareholder between what he may believe is in the best interests of the Company and its shareholders and what he may believe is best for himself in determining whether to vote for the proposals presented at the Extraordinary General Meeting.

ABOUT THE MEETING

Voting Rights and Revocation of Proxies

The record date with respect to this solicitation is the close of business on August 26, 2024 (the “Record Date”), and only shareholders of record at that time will be entitled to vote at the Extraordinary General Meeting and any adjournment or adjournments thereof.

The Company’s Ordinary Shares represented by all validly executed proxies received in time to be taken to the meeting and not previously revoked will be voted at the meeting. This proxy may be revoked by the shareholder at any time prior to its being voted by filing with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. We intend to release this Proxy Statement and the enclosed proxy card to our shareholders on or about September 5, 2024.

Dissenters’ Right of Appraisal

Holders of Ordinary Shares do not have appraisal rights under the laws of the British Virgin Islands or under the governing documents of the Company in connection with this solicitation.

Outstanding Shares and Quorum

The number of outstanding Ordinary Shares entitled to vote at the meeting is 84,494,112. Each Ordinary Share is entitled to one vote. Two (2) shareholders entitled to vote and present in person (or in the case of a shareholder being a corporation by its duly authorized representative) or by proxy will constitute a quorum. There is no cumulative voting. Shares that abstain or for which the authority to vote is withheld on certain matters (so-called “broker non-votes”) will be treated as present for quorum purposes on all matters.

Broker Non-Votes

Holders of Ordinary Shares that are held in street name must instruct their bank or brokerage firm that holds their shares how to vote their shares. If a shareholder does not give instructions to his or her bank or brokerage firm, it will nevertheless be entitled to vote the shares with respect to “routine” items, but it will not be permitted to vote the shares with respect to “non-routine” items. In the case of a non-routine item, such shares will be considered “broker non-votes” on that proposal. The Company believes that all of the proposals presented to the shareholders at this Extraordinary General Meeting will be considered “non-routine” items. Accordingly, banks or brokerages cannot use discretionary authority to vote shares on Proposals No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 if they have not received instructions from their clients. Please submit your vote instruction form so your vote is counted.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Extraordinary General Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Yorkville Share Issuance Proposal

Approval of the Yorkville Share Issuance Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No

Proposal	Vote Required	Broker Discretionary Vote Allowed
Charter Amendment Proposal

Approval of the Charter Amendment Proposal to amend the amended and restated memorandum and articles of association requires the affirmative vote of a majority of seventy-five (75) percent or more of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Domestication Proposal

Approval of the Domestication Proposal requires the affirmative vote of a majority of seventy-five (75) percent or more of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Organizational Documents Proposal

Approval of the Organizational Documents Proposal to the amended and restated memorandum and articles of association requires the affirmative vote of a majority of seventy-five (75) percent or more of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Merger Agreement Proposal

Approval of the Merger Agreement Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Nasdaq Proposal

Approval of the Nasdaq Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Election of Directors Proposal

Approval of the Election of Directors Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No
Adjournment Proposal

Approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy.

No

Abstentions will not count as a vote against each of the proposals.

Proxy Solicitation Costs

AGBA is soliciting proxies on behalf of the Board. This proxy solicitation is being made by mail, but also may be made by telephone or on the Internet. AGBA has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the Extraordinary General Meeting. AGBA and its directors, officers and employees may also solicit proxies on the Internet. AGBA will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

AGBA will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement and the related proxy materials. AGBA will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement and the related proxy materials to AGBA shareholders. Directors, officers and employees of AGBA who solicit proxies will not be paid any additional compensation for soliciting.

AGBA Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of AGBA Ordinary Shares, representing over 75% of the voting power of the Company as of April 12, 2024, entered into a support agreement (as amended, the “AGBA Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, agree to vote their shares in favor of the Merger Agreement and the Merger, and other proposals to be presented to them as described in the proxy statement. Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming such holders comply with their voting undertakings under the AGBA Shareholder Support Agreement, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including the Merger, without any further vote of any other shareholder being required.

Voting Procedures

Each Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your proxy card shows the number of Ordinary Shares that you own.

•        You can vote your Ordinary Shares in advance of the Extraordinary General Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” each of the Yorkville Share Issuance Proposal, the Charter Amendment Proposal, Domestication Proposal, Organizational Documents Proposal, Merger Agreement Proposal, Nasdaq Proposal, Incentive Plan Proposal, Election of Directors Proposal and the Adjournment Proposal.

•        You can attend the Extraordinary General Meeting and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your AGBA Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Solicitation of Proxies

The solicitation of proxies is made by the Company. The expenses of solicitation of proxies will be paid by the Company. We may solicit proxies by mail, and the officers and employees of the Company may solicit proxies personally or by telephone and will receive no extra compensation from such activities. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them. The Extraordinary General Meeting will be valid and duly constituted for all purposes when a quorum of two (2) shareholders entitled to vote are present in person (or in the case of a shareholder being a corporation by its duly authorized representative) or by proxy.

Delivery of Proxy Materials to Households

Only one copy of this Proxy Statement will be delivered to an address where two or more shareholders reside with the same last name or whom otherwise reasonably appear to be members of the same family based on the shareholders’ prior express or implied consent.

We will deliver promptly upon written or oral request a separate copy of this Proxy Statement. If you share an address with at least one other shareholder, currently receive one copy of Proxy Statement at your residence, and would like to receive a separate copy of the Proxy Statement for future shareholder meetings of the Company, please specify such request in writing and send such written request to AGBA Group Holding Limited, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong SAR; Attention: Chief Executive Officer, or call the Company promptly at +852 3601 8363.

If you share an address with at least one other shareholder and currently receive multiple copies Proxy Statement, and you would like to receive a single copy of Proxy Statement, please specify such request in writing and send such written request to AGBA Group Holding Limited, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong SAR; Attention: Chief Executive Officer.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 19, 2024:

This proxy statement and the accompanying proxy card are available to any shareholder who wishes to receive a paper copy free of charge by calling Advantage Proxy, Inc., our proxy solicitor, at 206-870-8565 or emailing ksmith@advantageproxy.com. This proxy statement is also available on the Securities and Exchange Commission’s website at http://www.sec.gov.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Proxy Statement may contain “forward-looking statements” made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The statements include, but are not limited to, statements concerning the effects of the stockholder approval and statements using terminology such as “expects,” “should,” “would,” “could,” “intends,” “plans,” “anticipates,” “believes,” “projects” and “potential.” Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements.

In evaluating these statements, you should specifically consider various factors that may cause our actual results to differ materially from any forward-looking statements. These risk factors include the following risk factor relating to the Company’s compliance with the continued listing requirements of Nasdaq:

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On September 20, 2023, the Company received written notice (the “First Notice”) from the Listing Qualifications Department of Nasdaq notifying the Company that, based on the closing bid price of the Company’s Ordinary Shares, for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

The First Notice has no immediate effect on the listing of the Ordinary Shares on The Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement by March 20, 2024, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until September 16, 2024 (the “Second Compliance Period”) to regain compliance. If at any time during the Second Compliance Period, the closing bid price of the Company’s Ordinary Share is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by September 14, 2024, Nasdaq will provide written notification that the Ordinary Shares will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

The Company intends to monitor the closing bid price of the Ordinary Shares and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement, including effecting a reverse stock split. There can be no assurance that the Company will be able to regain compliance with The Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

On January 3, 2024, the Company received written notice (the “Second Notice”) from the Listing Qualifications Department of Nasdaq stating that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(2) (the “Rule”) because the Company has not maintained a minimum Market Value of Listed Securities (“MVLS”) of at least $35 million. The Second Notice has no immediate effect on the listing or trading of the Company’s securities.

In its annual report on Form 10-K for the period ended December 31, 2023 filed on March 28, 2024, the Company reported shareholders’ equity of $8,102,771.

On April 10, 2024, Nasdaq confirmed that the Company had regained compliance with Rule 5550(b)(1) and that this matter is now closed.

If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, we could be subject to suspension and delisting proceedings. A delisting of our common stock and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

THE MERGER

The discussion in this proxy statement of the Merger and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein. You should read the entire Merger Agreement carefully as it is the legal document that governs this transaction.

With the approval of the Board on April 16, 2024 and again on August 30, 2024, the Company has entered into the Merger Agreement dated as of April 16, 2024 and as amended and restated as of August 30, 2024, with Merger Sub, Triller, and Bobby Sarnevesht, as the Stockholders’ Representative, with respect to the acquisition of 100% of the outstanding capital stock and restricted stock units of Triller (“Stockholder Interests”).

Parties to the Merger Agreement

The Company was formed in the British Virgin Islands and is a leading wealth management and healthcare institution based in Hong Kong servicing over 400,000 individual and corporate customers. Merger Sub is a Delaware corporation wholly owned by the Company. Triller is a Delaware corporation and a global, artificial intelligence powered technology platform that serves a broad constituency of creators and brands around the world.

The Domestication

As soon as possible after the Domestication Proposal is approved by the Company’s shareholders at the Extraordinary General Meeting, and in any event prior to the closing of the Merger (the “Closing”), the Company shall execute the Domestication and become a Delaware corporation. The Company, after giving effect to the Domestication, is sometimes referred to herein as Delaware Parent. For more details about the Domestication, please refer to “Proposal 3: The Domestication Proposal.”

Triller Reorganization

Pursuant to the Merger Agreement, on April 18, 2024, Triller Hold Co LLC, a Delaware limited liability company (“THCL”), Triller and Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Triller (“TMS”) executed a plan of reorganization that resulted in THCL becoming a wholly owned subsidiary of Triller (the “Reorganization” or “Triller Reorganization”).

Pursuant to the Reorganization, TMS merged (with and into THCL (the effective Time of such merger is referred to as the “Reorganization Effective Time”), with each unit of THCL issued and outstanding as of immediately prior to the Reorganization Effective Time converted solely into shares of Triller Stock as provided below, and THCL became the surviving entity and a direct wholly owned Subsidiary of Triller.

At the Reorganization Effective Time, by virtue of the Reorganization and without any action on the part of the holders of units of THCL or any member of or holder of limited liability company interests in TMS:

(a)     all LLC units of THCL (common or preferred) (the “THCL Units”) held by the members of THCL were converted into Triller Common Stock or Triller Preferred Stock. Specifically, (i) THCL Preferred A-1 Units were converted into Triller Series A-1 Preferred Stock; (ii) THCL Common C-2 Units were converted into the right to receive Triller Series B Common Stock; (iii) and all other THCL Units were converted into Triller Series A Common Stock; and

(b)    Triller assumed THCL’s Third Amended and Restated 2021 Equity Incentive Plan and all outstanding restricted stock unit awards (“THCL RSUs”) and THCL stock options thereunder.

As of the Reorganization Effective Time, all THCL Units were automatically cancelled and retired and ceased to exist, and the THCL Options and THCL RSUs were no longer outstanding but became the sole obligation of Triller.

The Merger

At the Closing, Merger Sub will merge into Triller, with Triller as the surviving corporation of the Merger and a wholly owned subsidiary of Delaware Parent.

The merger consideration provided for in the Merger Agreement (the “Merger Consideration”) comprises (i) the issuance of 299,897,852 shares of Delaware Parent Common Stock to the current Triller common stockholders, (ii) the issuance of 37,702,230 shares of Delaware Parent Preferred Stock to the current Triller preferred stockholders and (iii) the conversion of all existing Triller RSUs into 54,020,128 Delaware Parent RSUs, and Delaware Parent also will reserve an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of such Delaware Parent RSUs. In addition, an aggregate of 128,551,475 Triller Warrants will be adjusted and reissued as 55,719,676 Delaware Parent Replacement Warrants.

In addition, immediately upon the effectiveness of the Domestication, Delaware Parent will issue an aggregate of 37,496 shares of super voting Series B Preferred Stock, with each such share entitled to 10,000 votes, to Green Nature Limited (“GNL”), a British Virgin Islands company that is affiliated with AGBA’s majority shareholder. See “Voting Agreement,” below. The super voting Series B Preferred Stock will be automatically redeemed by the Company on December 31, 2025.

Triller currently has two classes of equity outstanding, comprised of (i) Triller Preferred Stock, all of the outstanding shares of which are designated Series A-1 preferred stock, and (ii) Triller Common stock, of which some of the outstanding shares are designated Series A common stock and the remainder of the outstanding shares are designated Series B common stock.

Pre-and Post-Merger Corporate Structure

The following charts illustrate the corporate structure (i) of AGBA as of the date of this proxy statement and (ii) of Delaware Parent after giving effect to the consummation of the Merger:

Corporate structure of AGBA as of the date of this proxy statement:

Corporate structure of Delaware Parent after giving effect to the consummation of the Domestication and the Merger:

After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of April 16, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%.

Management of Delaware Parent

The Merger Agreement provides that Bobby Sarnevesht, currently Triller’s Chairman and Chief Executive Officer, will be named to the Board of Directors of Delaware Parent, to serve in such capacity until December 31, 2025. The parties have agreed that Delaware Parent and GNL will enter into the Voting Agreement (as defined below) so as to provide that GNL will vote its Series B Preferred Shares in favor of electing Mr. Sarnevesht as a director of Delaware Parent through December 31, 2025.

AGBA intends to nominate for shareholder approval Mr. James McCann as an independent director of AGBA as of the closing of the Merger.

Proposal 8 – the Election of Directors Proposal – provides that both Mr. Sarnevesht and Mr. McCann will be nominees for election to AGBA’s Board of Directors at the Extraordinary General Meeting.

The Closing

The Closing of the transactions contemplated under the Merger Agreement are subject to certain customary closing conditions, including:

Triller’s Conditions to Closing

The obligations of Triller to consummate the transactions contemplated by the Merger Agreement are conditioned upon each of the following, among other things: (1) the representations and warranties of AGBA and Merger Sub being, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, on and as of the date of the Merger Agreement and the closing date of the transactions; (2) AGBA and Merger Sub complying with all of its obligations under the Merger Agreement in all material respects;

(3) the consummation of the transactions being permitted by applicable law to which AGBA, Merger Sub, or Triller is subject; (4) closing deliveries having been delivered to Triller by AGBA, including among other things, customary closing certificates, certificate of merger executed by Merger Sub; the certificate of discontinuance, executed Operative Documents (as defined below); and (5) no third party approvals being anticipated by the parties.

AGBA and Merger Sub’s Conditions to Closing

The obligations of AGBA and Merger Sub to consummate the transactions contemplated by the Merger Agreement are conditioned upon each of the following, among other things: (1) the representations and warranties of Triller being, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, on and as of the date of the Merger Agreement and the closing date of the transactions; (2) Triller complying with all of its obligations under the Merger Agreement in all material respects; (3) the consummation of the transactions being permitted by applicable law to which AGBA, Merger Sub, or Triller is subject; (4) there having been no material adverse effect to Triller; (5) no order having been issued by any court, regulatory or governmental body limiting the consummation of the Merger or AGBA’s ownership, conduct, or operation of Triller’s business following the Closing; (6) Triller LLC Form S-1 Registration Statement (Registration No. 333-273623) filed with the SEC on January 29, 2024 having been withdrawn; (7) no third party approvals being anticipated by the parties; and (8) closing deliveries having been delivered to AGBA by Triller, including among other things, customary closing certificates, third party consents, final closing consideration spreadsheet, written resignation of each director and officer of Triller, statement certifying interests in Triller do not constitute “United States real property interests”, written consents evidencing the stockholder approval, Operative Documents (as defined below), and certificate of merger executed by Triller.

Representations and Warranties

In the Merger Agreement, Triller makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (1) Organization and Good Standing; Books and Records; (2) Authority and Enforceability; (3) Capitalization, Stock Rights and Subsidiaries; (4) No Approvals, No Conflicts; (5) Financial Statements, No Undisclosed Liabilities; (6) Absence of Certain Changes or Events; (7) Property; (8) Labor and Employment Matters, Nondisclosure and Non-Competition Agreements; (9) Employee Benefit Plans; (10) Intellectual Property; (11) Contracts; (12) Claims, Legal Proceedings, and Orders; (13) Corporation Permits, Compliance with Laws; (14) Environmental Compliance; (15) Taxes; (16) Tax Consequences; (17) Related Party Interests; (18) Insurance; (19) Brokers or Finders; (20) Bank Accounts; (21) Customers and Suppliers; and (22) Full Disclosure.

In the Merger Agreement, AGBA makes certain representations and warranties relating to, among other things: (1) Organization and Good Standing; (2) Authority and Enforceability; (3) Capitalization; (4) Brokers; (5) No Approvals; No Conflicts; and (6) Full Disclosure.

The representations and warranties of the parties expire as of the Closing.

Conduct Prior to Closing; Covenants Pending Closing

Triller has agreed to operate its business in the ordinary course, consistent with past practices, prior to the closing of the transactions contemplated by the Merger Agreement (with certain exceptions) and not to take certain specified actions without the prior written consent of AGBA.

The Merger Agreement also contains customary pre-closing covenants.

Termination

The Merger Agreement may be terminated on or prior to the Closing Date in the following manner:

(a)     the written consent of AGBA and Triller;

(b)    AGBA, if AGBA reasonably concludes in good faith that any of AGBA and Merger Sub’s Conditions to closing is or becomes impossible to satisfy (other than solely as a result of any breach of the Merger Agreement by AGBA);

(c)     AGBA, in the event of a breach by Triller of any representation, warranty, covenant, or agreement contained in the Merger Agreement and the other agreements, documents, and certificates referenced in the Merger Agreement to be executed and delivered on the Agreement Date or prior to or at the Closing (collectively, the “Operative Documents”) that has not been cured or is not curable by Triller within 15 days after AGBA delivers notice to Triller regarding such breach;

(d)    Triller, in the event of a breach by AGBA of any representation, warranty, covenant, or agreement contained herein or in any Operative Document that has not been cured or is not curable by AGBA within 15 days after Triller delivers notice to AGBA regarding such breach; or

(e)     Triller if AGBA experiences a material adverse effect, or by AGBA if Triller experiences a material adverse effect.

Lock-Ups

Of the 299,897,852 shares of Delaware Parent Common Stock to be issued to the Triller Stockholders at the Closing, holders of an aggregate of 285,082,183 shares of Delaware Parent Common Stock will be bound by a standard lock-up covenant as to those shares for a period of 165 days after the date of Closing.

Governing Law

Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law, provision, or rule that would cause the application of laws of any other jurisdiction. In any action among or between any of the parties arising out of or relating to this Agreement, including any action seeking equitable relief, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Wilmington, Delaware.

Related Agreements

AGBA Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of AGBA Ordinary Shares, representing over 75% of the voting power of AGBA as of April 12, 2024, entered into a support agreement, as amended and restated as of June 6, 2024 (the “AGBA Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, agree to vote their shares in favor of the Merger Agreement and the Merger, and other proposals to be presented to them as described in the proxy statement.

The foregoing description of the AGBA Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Annex E to this proxy statement, and incorporated herein by reference.

Voting Agreement

Immediately upon the effectiveness of the Domestication, Delaware Parent will issue an aggregate of 37,496 shares of super voting Series B Preferred Stock to GWVL. At the Closing, GWVL and the Company will enter into a voting agreement (the “Voting Agreement”) so as to provide that GNL will vote its Series B Preferred Shares in favor of electing Mr. Sarnevesht as a director of Delaware Parent through December 31, 2025. The form of Voting Agreement is attached to this proxy statement as Annex G.

Standby Equity Purchase Agreement

Triller entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN LTD. (“Yorkville”) on October 23, 2023, whereby, Triller can sell shares of its Series A common stock in an aggregate amount up to $500.0 million, subject to certain conditions being met, within 36 months from the date of Triller’s listing on NYSE. On April 25, 2024, Triller entered into an agreement with Yorkville and AGBA to amend and restate the SEPA. See “Description of Triller’s Business — Amended and Restated SEPA.”

Agreements Entered into Subsequent to the Merger Agreement

First Amended Standby Equity Purchase Agreement

On April 25, 2024, AGBA and Triller entered into the Amended and Restated Standby Equity Purchase Agreement (“A&R SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”). The A&R SEPA amended and restated certain Standby Equity Purchase Agreement entered by Yorkville and Triller dated October 23, 2023. Pursuant to the A&R SEPA, Triller, or AGBA after the transactions contemplated by the Merger Agreement are closed. See “Description of Triller’s Business — Amended and Restated SEPA.”

Second Amended Standby Equity Purchase Agreement

On June 28, 2024, AGBA, Triller and Yorkville entered into a Second Amended and Restated Standby Equity Purchase Agreement (the “Second A&R SEPA”), so as to modify the A&R SEPA to (i) provide for the assignment by Triller and assumption by AGBA of the rights and obligations of Triller under the A&R SEPA and the original promissory note from Triller dated April 25, 2024 and (ii) provide to AGBA financing in the amount of $25 million in the form of an additional Pre-Paid Advance (as defined below).

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the Second A&R SEPA, including having a registration statement registering the resale of the Common Shares issuable under the Second A&R SEPA declared effective by the Securities and Exchange Commission after the Merger is closed, the Company will have the right, but not the obligation, from time to time at its discretion until the Second A&R SEPA is terminated, to direct Yorkville to purchase a specified number of Common Shares (“Advance”) by delivering written notice to Yorkville (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the greater of the aggregate daily traded amount over the three trading days immediately preceding an Advance Notice.

The Common Shares purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to (a) 95% of the lowest daily VWAP of the Common Shares during the period of the delivery date of the Advance Notice (the “Advance Notice Date”) commencing (i) if submitted prior to the open of trading, the open of trading on such day, or (ii) if submitted after the open of trading, upon receipt by confirmed by the Company, ending at 4:00 pm ET on the Advance Notice Date; or (b) 97% of the lowest daily VWAP of the Common Shares on the three consecutive trading days commencing on the date of the Advance Notice Date, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. “VWAP” is defined as the daily volume weighted average price of the shares of common stock for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

In connection with the Second A&R SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) for an aggregate principal amount of up to $33.51 million (the “Pre-Paid Advance”). The purchase price for the Pre-Paid Advance is 94.0% of the principal amount of the Pre-Paid Advance. Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 5%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date of the Convertible Note issue in connection with each Pre-Paid Advance will be 12 months after the issuance date of such Convertible Note. Yorkville may convert the Convertible Notes into shares of the Common Shares at any time at a fixed conversion price (the “Conversion Price”) equal to (i) the principal mount and interests, divided by (ii) the determination of the lower of (a) 100% of the VWAP during the ten trading days preceding the date of issuance of the Convertible Notes (the “Fixed Price”), or (b) 92.5% of the lowest daily VWAP during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Price”), provided that the Variable Price shall not be lower than the Floor Price. The “Floor Price”, solely with respect to the Variable Price, shall be equal to (i) a price equal to 40% of the average of the daily VWAPs during the ten (10) trading days immediately preceding the closing date of the Merger, and (ii) from and after the date of effectiveness of the initial registration statement, 40% of the VWAP of the trading day immediately prior to the date of effectiveness of the initial registration statement, if such price is lower than the price in part (i) of this sentence. Notwithstanding the foregoing, the Company may reduce the Floor Price to any amounts set forth in a written notice to the holder; provided that such reduction shall be irrevocable and shall not be subject to increase thereafter.

Beginning on the seventh (7th) day after a Trigger Event occurs, the Company shall repay a portion of the outstanding balance of the Pre-Paid Advance in an amount equal to (i) $5,000,000 (the “Triggered Principal Amount”), plus (ii) the a payment premium of 7.5% of such Triggered Principal Amount, and (iii) accrued and unpaid interest hereunder as of each payment date. At any time or times on or after the Merger, Yorkville shall be entitled to convert any portion of any due and unpaid outstanding amount under the Convertible Note at the Conversion Price. In addition, upon the occurrence and during the continuation of an event of default, the Convertible Notes shall become immediately due and payable. In no event shall Yorkville be allowed to effect a conversion if such conversion, along with all other Common Shares beneficially owned by Yorkville and its affiliates would exceed 4.99% of the outstanding shares of the common stock of the Company. “Trigger Event” shall mean (i) from and after the consummation of the Merger, if and when the daily VWAP is less than the Floor Price for any five (5) of seven (7) consecutive trading days, (ii) unless the Company has obtained the approval from its shareholders in accordance with the rules of Nasdaq for the issuance of Common Shares pursuant to the transactions contemplated in Convertible Notes and the Second A&R SEPA in excess of the 20% of the issued and outstanding Common Shares, the Company has issued in excess of 99% of the Common Shares available under the Exchange Cap (an “Exchange Cap Trigger”), or (iii) the Company is in material breach of the Registration Rights Agreement, and such breach remains uncured for a period of 20 trading days, or the occurrence of a registration event as set forth in the Registration Rights Agreement (the last such day of each such occurrence, a “Trigger Date”).

Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Second A&R SEPA requiring the issuance and sale of Common Shares to Yorkville at the Conversion Price in consideration of an offset of the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed the 4.99% ownership limitation, does not exceed the Exchange Cap or the amount of shares of common stock that are registered. As a result of a Yorkville Advance, the amounts payable under the Convertible Notes will be offset by such amount subject to each Yorkville Advance.

Under the applicable Nasdaq rules, in no event may the Company issue to Yorkville under the Second A&R SEPA more than 16,362,086 Common Shares, which number of shares is equal to 19.99% of the Common Shares outstanding immediately prior to the execution of the Second A&R SEPA, (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Common Shares in excess of the Exchange Cap in accordance with applicable Nasdaq rules (See “Proposal 1 — Yorkville Shares Issuance Proposal,” below), or (ii) the average price per share paid by Yorkville for all of the Common Shares that the Company directs Yorkville to purchase from the Company pursuant to the Second A&R SEPA, if any, equals or exceeds the lower of (a) the official closing price of the Common Shares on Nasdaq immediately preceding the execution of the Second A&R SEPA and (b) the average official closing price of the Common Shares on Nasdaq for the five consecutive trading days immediately preceding the execution of the Second A&R SEPA, adjusted as required by Nasdaq so that the Exchange Cap limitation will not apply to issuances and sales of Common Shares pursuant to the Second A&R SEPA. Moreover, the Company may not issue or sell any Common Shares to Yorkville under the Second A&R SEPA which, when aggregated with all other Common Shares then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Yorkville beneficially owning more than 4.99% of the outstanding AGBA Ordinary Shares. We are seeking approval of the issuance of AGBA Ordinary Shares pursuant to the Second A&R SEPA to Yorkville in excess of the Exchange Cap. See “Proposal 1 — Yorkville Share Issuance Proposal.

The Second A&R SEPA will automatically terminate on the earliest to occur of (i) the 36-month anniversary of the date of the Second A&R SEPA or (ii) the date on which the Company shall have made full payment of Advances pursuant to the Second A&R SEPA. The Company has the right to terminate the Second A&R SEPA at no cost or penalty upon five (5) trading days’ prior written notice to Yorkville, provided that there are no outstanding Advance Notices for which shares of common stock need to be issued and the Company has paid all amounts owed to Yorkville pursuant to the Convertible Notes. The Company and Yorkville may also agree to terminate the Second A&R SEPA by mutual written consent. Neither the Company nor Yorkville may assign or transfer its respective rights and obligations under the Second A&R SEPA, and no provision of the Second A&R SEPA may be modified or waived by us or Yorkville other than by an instrument in writing signed by both parties.

As consideration for Yorkville’s commitment to purchase the shares of common stock pursuant to the Second A&R SEPA, Triller has paid Yorkville, (i) structuring fee in the amount of $50,000 and shall pay (ii) a commitment fee equal to 0.35% of $500 million of Common Shares to be paid by Triller on the six month anniversary of the date of the Second A&R SEPA (collectively, the “Commitment Shares”).

Pursuant to the Second A&R SEPA, AGBA shall also issue a warrant (the “Common Warrant”) to Yorkville to purchase up to a number of AGBA Ordinary Shares equal to 25% of the principal amount of the Pre-Paid Advance divided by a price equal to the Fixed Price, each such Common Warrant with an exercise price equal to the Fixed Price (subject to adjustments therein). Effective as of June 28, 2024, AGBA issued a warrant to Yorkville covering 2,957,008 AGBA ordinary shares (representing $8,377,500 or 25% of the $33.51mm convertible note principal amount) at a Fixed Price of $2.8331.

The Second A&R SEPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The parties to the Second A&R SEPA also entered into an Amended and Restated registration rights agreement (the “A&R RRA”), dated June 28, 2024, to file with the Securities and Exchange Commission a registration statement covering the resale of all of the registrable securities under the A&R RRA.

Convoy Global Holdings Limited, an indirect beneficial owner of AGBA’s ordinary shares, executed a Beneficial Owner Guaranty Agreement dated June 28, 2024, regarding its guaranty of certain obligations of the Company under the Second A&R SEPA.

AGBA executed a Pledge Agreement dated June 28, 2024, regarding its pledge of certain assets to Yorkville.

Triller Hold Co LLC executed an Amended and Restated Guarantee Agreement and an Amended and Restated Pledge Agreement, each dated June 28, 2024, regarding the obligations of the Company under the Second A&R SEPA.

Triller, Triller Hold Co LLC, AGBA and Yorkville executed a side letter to the Second A&R SEPA, dated June 28, 2024, regarding certain contribution to Bare Knuckling Fighting Championships, Inc., a Delaware corporation and majority-held investment of a wholly-owned subsidiary of Triller.

Information about the Second A&R SEPA and related documents, including the full text of the Second A&R SEPA, are contained in the Current Report on Form 8-K filed by AGBA with the SEC on July 5, 2024, which is incorporated by reference into this proxy statement.

Background of the Merger

Past Contacts, Transactions and Negotiations

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalog every conversation of or among the Company’s executive team, our representatives, or other parties.

Background of the Merger

The terms of the Merger are the result of arm’s-length negotiations between AGBA and Triller. The following is a summary of the events leading up to the entry into the Merger Agreement and the key meetings, negotiations, discussions and actions between AGBA and Triller and their respective advisors that preceded the public announcement of the Merger.

The management of AGBA and the AGBA Board regularly evaluate AGBA’s strategic direction and ongoing business plans with a view toward strengthening AGBA’s business for all stakeholders for the long-term. As part of this evaluation, the management team of AGBA and the AGBA Board have, from time to time, considered a variety of strategic alternatives. These have included, among others, (1) the continuation of, and potential improvements to, AGBA’s current business plan, with AGBA remaining an independent entity; (2) the investment in, and development of, new products, services and business lines; (3) capital raising activities; (4) potential expansion opportunities through acquisitions, partnerships or other commercial relationships; and (5) business combinations, acquisitions and other financial and strategic alternatives, including the sale of AGBA.

Mr. Wing-Fai Ng, AGBA’s Vice Chairman, has known Mr. Ryan Kavanaugh, who is a major stockholder of Triller, for years, and has heard about the development of Triller from Mr. Kavanaugh from time to time. Mr. Ng was especially impressed when Triller became the most downloaded app in a number of major economies around the world in late

2020. One of the most successful businesses of AGBA since 2016 has been its investment in and development of fintech businesses in the U.K. and the U.S.A. AGBA has been in an active search for potential partners in the fintech industry and in the boarder digital economy since its deSPAC transaction in November 2022.

On April 24th of 2023, Ryan Kavanaugh and Bobby Sarnevesht met with Mr. Richard Tsai, one of the major investors of Triller. During that meeting Mr. Tsai suggested that Triller speak with Mr. Wing-Fai Ng about a public company in the financial services sector regarding a potential transaction whereby Triller and this unnamed public company might merge or otherwise engage in a transaction. Mr. Tsai did not name the company but rather proposed that Kavanaugh and Mr. Ng to have a follow up meeting. Shortly thereafter in 2023, Ryan Kavanaugh met with Mr. Ng and a general and brief discussion ensued in connection with a possible merger of entities. The meeting concluded with Mr. Ng expressing no desire to proceed at the time.

Mr. Ng met with Mr. Kavanaugh in late 2023 on a casual basis for general discussion, and Mr. Kavanaugh shared Triller’s direct listing status and brought up the subject of a possible merger of entities. The meeting concluded with Mr. Ng expressing no desire to proceed at the time.

Against the background of emerging changes in the social media and video sharing industries starting in early 2024, Mr. Ng began to explore the possibility of entering the business through acquisitions, mergers or organic developments. Mr. Ng decided to approach Triller and had an in-person meeting with Kavanaugh on March 13, 2024. At this meeting, Kavanaugh mentioned that Triller had made significant management changes and in turn Mr. Ng expressed interest in moving forward with the subject Merger transaction. It was during this meeting that for the first time the company name AGBA Group, was mentioned.

On March 14, 2024, Mr. Ng and a legal counsel at Loeb & Loeb LLP, AGBA’s counsel (“Loeb”) met with Mr. Kavanaugh to further discuss the possibility of a potential merger and the likely steps in a typical merger of this nature. It was agreed after the meeting that Loeb would start laying out the details of the potential merger process and the related preparatory work required including due diligence.

On March 20, 2024, after a week of intense preparation looking into various aspects of Triller, counsel at Loeb had a discussion session with Mr. Ng and Mr. Desmond Shu, AGBA’s Acting Group Chief Financial Officer, in relation to key issues and execution timeline. Given the size of Triller and complexity of the potential merger, it was understood and accepted that it was uncertain if AGBA and Triller could reach a final agreement for a merger. Nevertheless, it was agreed that Loeb would start working with Triller on legal due diligence and in drafting a merger agreement and the associated documentation.

Loeb circulated the first draft of the Merger Agreement on March 22, 2024. Loeb and Mr. Kavanaugh, with assistance from Triller’s general counsel, had discussions virtually on a daily basis from that date until April 16, 2024, when the Merger Agreement was executed by both parties. Loeb took on the drafting role, circulating successive drafts of the Merger Agreement on March 27 and 28, and on April 2, 3, 4, 12, 13, 14, 15 and 16, 2024. Mr. Kavanaugh shared drafts of the Exhibits to the Merger Agreement as well as diligence materials with Loeb, and Loeb responded with comments, throughout this period as well.

A Triller board meeting took place on March 27, 2024 whereby the Triller board was initially presented with the general terms and conditions of the transaction and whereby the Board provided its CEO, Bobby Sarnevesht, with authority to proceed subject to definitive documents.

The AGBA board of directors was first made aware of the potential transaction at a board meeting held on March 27, 2024, but at this meeting Triller’s name was not disclosed to the board.

In early April, after several rounds of negotiation, Triller and AGBA agreed that AGBA’s shareholders would own 20% of the total outstanding shares of the combined company post-merger (after taking into account the conversion of Triller RSUs into Delaware Parent RSUs). It was further agreed that the combined company should be valued at $4,000,000,000.

AGBA Board meetings during which the potential transaction was officially discussed occurred on April 11, 2024 and again on April 16, 2024. The AGBA board formally approved the transaction, subject to satisfactory completion of legal documentation, at the AGBA Board meeting held on April 11, 2024.

Triller completed the Triller Reorganization on April 18, 2024.

Immediately after the announcement of the proposed merger on April 18, 2024, AGBA management started working with Triller management in all aspects of the management and development of the business and operations of Triller. The management teams particularly focused on the financial management of Triller with a focus on the capital investments needed for Triller to remain competitive and to capture market share from the competition. In the prevailing period, AGBA provided certain financial support to Triller. Assisted by a leading management consulting firm, the management teams began reviewing the competitiveness of Triller and devising a strengthened business plan.

In early August, AGBA management began negotiating with Triller management the final terms of the merger. The negotiation took into account of the relative contribution of AGBA and Triller in the merger and the future development of the combined organization. The final terms were agreed by the parties and approved by both boards on August 30, 2024

Reasons for the Merger

The AGBA Board unanimously approved the merger between AGBA and Triller at a meeting on April 16, 2024. The AGBA Board unanimously ratified its approval of the amended and restated Merger Agreement. The AGBA Board determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, AGBA and its shareholders, (ii) approved the Merger Agreement and all of the transactions contemplated thereby, including, without limitation, the merger, and (iii) recommended that the AGBA shareholders vote to adopt the Merger Agreement.

In arriving at its determinations and recommendations, the AGBA Board reviewed and discussed a significant amount of information and consulted with members of senior management and its independent legal advisors, and arrived at the following potentially positive factors:

•        Market potential:    The Board considered the significant market that AGBA will be able to access following a merger with Triller, including the global e-commerce and digital advertising markets, forecasted to be worth $5.7 trillion at the end of 2022 and $300 billion by the end of 2025 respectively, according to the Worldwide Ecommerce Forecast Update 2022 report published by Insider Intelligence. Furthermore, recent developments in the short form social video industry, such as the Protecting Americans from Foreign Adversary Controlled Applications Act and the Protecting Americans’ Data Act that were signed into law on April 24, 2024, may greatly impact other leading short form social video apps thus providing Triller with a highly time-sensitive opportunity to rapidly increase its market share and grow its user base.

•        Revenue diversification and growth:    The AGBA Board considered how combining AGBA’s financial expertise with Triller’s AI-driven content creation and SaaS capabilities offers a diversified revenue stream. AGBA’s established financial services can benefit from Triller’s innovative technology and vast user base, potentially leading to new revenue opportunities and accelerated growth in both sectors.

•        Synergies:    The AGBA Board considered the many potential synergies between AGBA and Triller, including the ability to combine Triller’s technology and AI platform with AGBA’s fintech expertise, and tap into Triller’s vast and highly engaged user base encompassing over 500 million interactions quarterly across 436 million consumer accounts, and facilitate cross-selling opportunities to expand AGBA’s customer reach and enhance its market penetration and revenue potential.

•        Merger consideration:    The AGBA Board considered the all-share Merger Consideration to be an appropriate representation of AGBA’s and Triller’s value. The Merger Consideration also provides AGBA shareholders the opportunity to participate in the potential increase in value of the combined organization following the merger.

•        Business and financial condition:    the AGBA Board considered AGBA’s historical and projected business, industry, markets and financial performance.

•        Majority shareholder support:    the AGBA Board considered the support of AGBA’s majority shareholder, which supports AGBA and the Merger.

Potential Effect of the Transaction arising out of the Merger Agreement

The issuance of Delaware Parent Common Stock pursuant to the Merger Agreement will dilute the ownership and voting rights of shareholders and could also have a negative effect on the trading price of Delaware Parent Common Stock. For the changes to the beneficial ownership of the Company’s principal shareholders after the Merger, please see “Security Ownership of Certain Beneficial Owners and Management” in this proxy statement.

In addition, for the material differences in the rights of shareholders of the Company as a result of the Merger, please see “Proposal 3: The Domestication Proposal — The Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Information” and “Risk Factors” included elsewhere in this proxy statement.

Regulatory Approvals

Other than the approval of the Merger Agreement by the Company’s shareholders, the Nasdaq Proposal described elsewhere in this proxy statement and filing and having registered notices of amendment and notices of change in number of shares together with an amended and restated memorandum and articles of association with the BVI Registrar to increase its authorized Ordinary Shares from 1,000,000,000 to 1,500,000,000 shares and the consequential increase in authorized Ordinary Shares from 1,500,000,000 to 3,091,049,970 and corresponding reduction in par value to $0.000485272 brought about by the Share Split, and the filing of a Notice of Continuation Out of the British Virgin Islands with the BVI Registrar and receiving a Certificate of Discontinuance, and the filing of the Certificate of Domestication and the Delaware Parent Certificate of Incorporation with the Secretary of State of the State of Delaware, and filings required under the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the “HSR Filing”), the Company is not aware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the Merger Agreement or completion of the transaction thereunder. The waiting period for the HSR Filing has expired.

Reports, Opinions and Appraisals

There is no report, opinion or appraisal materially relating to the Merger Agreement received from an outside party, and no such report, opinion or appraisal has been referred to in this referred to in this proxy statement.

Potential Interest of Certain Persons in Matters to Be Acted Upon

Tsai Ming Hsing, Richard, the controlling shareholder of TAG Holdings Limited, also beneficially owns approximately 6% of Triller. TAG Holdings Limited currently owns approximately 65.7% of the Company’s outstanding Ordinary Shares. GNL, which is affiliated with Mr. Tsai Ming Hsing, Richard, will be issued Series B super voting stock of Delaware Parent upon the effectiveness of the Domestication. Therefore, the existence of financial and personal interests of AGBA’s controlling shareholder may result in a conflict of interest on the part of such controlling shareholder between what he may believe is in the best interests of the Company and its shareholders and what he may believe is best for himself in determining whether to vote for the proposals presented at the Extraordinary General Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding (1) the actual ownership of the Company’s ordinary shares as of August 26, 2024, and (2) expected beneficial ownership of the issued and outstanding shares of common stock of the Delaware Parent immediately following the consummation of the Merger and the other transactions contemplated by the Merger Agreement, by: (i) current executive officers and directors of the Company, both individually and as a group; (ii) persons who will (or are expected to) become executive officers or directors of the Delaware Parent following the consummation of the Merger, both individually and as a group; (iii) all those known by the Company to be current beneficial owners of more than five percent (5%) of its ordinary shares, and (iv) all those expected to be beneficial owners of more than five percent (5%) of the issued and outstanding shares of common stock of Delaware Parent immediately following the consummation of the Merger.

Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Subject to the paragraph above, the pre-Merger percentage ownership of issued shares is based on, 84,494,112 Company ordinary shares issued and outstanding as of September 3, 2024, and the post-Merger percentage ownership of issued shares is based on 630,886,014 shares of common stock of the Delaware Parent issued and outstanding immediately following the consummation of the Merger. The business address for each of the following entities or individuals is AGBA Tower, 68 Johnston Road Wan Chai, Hong Kong SAR.

	Before the Merger		Immediately After Domestication			After the Merger		Number of Shares of AGBA Delaware Preferred Stock	%
Name and Address of Beneficial Owner	Number of Shares of the Company	%	Number of Shares of Delaware Parent Series B Preferred Stock	%		Number of Shares of Common Stock of AGBA Delaware	%
Five Percent Beneficial Owners of AGBA
TAG Holdings Limited(1)	55,500,000	65.7%	—	—		114,368,850	18.1%	—	—
Eagle Legacy Limited(2)	8,319,450	9.8%	—	—		17,143,891	2.7%	—	—
Oceana Glory Limited(3)	8,319,450	9.8%	—	—		17,143,891	2.7%	—	—
Directors and Executive Officers of AGBA									—
Robert E. Diamond, Jr.(4)	2,563,683	3.1%	—	—		5,282,982	*	—	—
Ng Wing Fai	4,729,706	5.6%	—	—		9,746,505	1.5%	—	—
Shu Pei Huang, Desmond	852,880	1.0%				1,759,833	*	—	—
Brian Chan	58,000	*	—	—		119,521	*	—	—
Thomas Ng	58,000	*	—	—		119,521	*	—	—
Felix Wong	40,000	—	—	—		82,428	—	—	—
All Directors and Executive Officers of the Company as a group (6 individuals)	8,302,269	9.8%	—	—		17,108,486	2.7%	—	—

Five Percent Beneficial Owners of Delaware Parent
TAG Holdings Limited(1)	55,500,000	65.7%	—	—		114,368,850	18.1%	—	—
Eagle Legacy Limited(2)	8,319,450	9.8%	—	—		17,143,891	2.7%	—	—
Oceana Glory Limited(3)	8,319,450	9.8%	—	—		17,143,891	2.7%	—	—
Tsai Ming Hsing, Richard(5)(6)	—	—	—	—		6,481,185	1.1%	37,702,230	100%
Ryan Kavanaugh(7)	—	—	—	—		38,027,854	6.0%	—	—
Green Nature Limited(9)	—	—	37,496	100	%(10)	—	—	—	—

	Before the Merger		Immediately After Domestication		After the Merger		Number of Shares of AGBA Delaware Preferred Stock	%
Name and Address of Beneficial Owner	Number of Shares of the Company	%	Number of Shares of Delaware Parent Series B Preferred Stock	%	Number of Shares of Common Stock of AGBA Delaware	%
Directors and Executive Officers of Delaware Parent
Robert E. Diamond, Jr.(4)	2,563,683	3.1%	—	—	5,282,982	*	—	—
Ng Wing Fai	4,729,706	5.6%	—	—	9,746,505	1.5%	—	—
Shu Pei Huang, Desmond	852,880	1.0%	—	—	1,759,833	*	—	—
James McCann	—	—	—	—	—	*	—	—
Bobby Sarnevesht(8)	—	—	—	—	44,035,269	7.0%	—	—
Brian Chan	58,000	*	—	—	119,521	*	—	—
Thomas Ng	58,000	*	—	—	119,521	*	—	—
Felix Wong	40,000	*	—	—	82,428	*	—	—

____________

*        Less than 1%.

(1)      TAG has undertaken not to make any such distribution to its ultimate beneficial shareholders. Nothing in this undertaking, however, shall prevent TAG, subject to compliance with applicable law, from pledging or encumbering its AGBA Ordinary Shares or selling or otherwise disposing of any or all of the AGBA Ordinary Shares to any other person or persons for value consideration.

(2)      Eagle Legacy Limited is an ultimate beneficial shareholder of TAG. Shares held by Eagle Legacy Limited are beneficially owned and controlled by Mr. Tsai Ming Hsing, Richard. The Tsai family is the lead shareholder of the Fubon Group of Taiwan, a leading conglomerate with diverse businesses including Asia-wide banking operations, insurance business, multimedia technology and telecommunications.

(3)      Oceana Glory Limited is an ultimate beneficial shareholder of TAG. Shares held by Oceana Glory Limited are beneficially owned and controlled by Mr. Tsai Ming Hsing, Richard. The Tsai family is the lead shareholder of the Fubon Group of Taiwan, a leading conglomerate with diverse businesses including Asia-wide banking operations, insurance business, multimedia technology and telecommunications.

(4)      The 2,563,683 shares are held by Atlas Merchant Capital LLC, and Mr. Diamond is the Chief Executive Officer and majority owner of Atlas Merchant Capital LLC.

(5)      The shares are held under Total Formation Inc., a company controlled by Mr. Tsai Ming Hsing, Richard.

(6)      These shares of AGBA Preferred Stock will be held as follows: 25,905,187 shares held by Total Formation Inc., 8,257,930 shares held by Castle Lion Investments Limited, and 3,539,113 shares held by Fubon Financial Holding Venture Capital Co., each upon the conversion of an aggregate of 37,702,230 shares of Triller Series A Preferred Stock into an aggregate of 37,702,230 shares of Delaware Parent Preferred Stock at the Closing. Mr. Tsai Ming Hsing, Richard controls Total Formation Inc., Castle Lion Investments Limited and Fubon Financial Holding Venture Capital Co.

(7)      Consists of 14,413,834 AGBA common stock owned of record by Ms. Peterson in her capacity as trustee of the R. Kavanaugh trust, 8,388,000 AGBA common stock owned of record by Share Loan Holding Vehicle LLC, and 15,226,020 AGBA common stock owned of record by Proxima Media LLC. Ms. Kristine Peterson, as the trustee of the aforementioned trust and managing member of the aforementioned limited liability companies, may be deemed to exercise investment control over such shares. Ms. Peterson disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(8)      Mr. Sarnevesht is the trustee of BAS Living Trust and therefore may be deemed to exercise investment control over such shares. Julia Hashemieh, the mother of Bobby Sarnevesht, is the trustee of the AS Trust and therefore may be deemed to exercise control over such shares.

(9)      Green Nature Limited (“GNL”), a British Virgin Islands company that is affiliated with AGBA’s majority shareholder will be issued these shares of super voting Series B Preferred Stock by Delaware Parent upon the effectiveness of the Domestication. Each share of such Series B Preferred Stock is entitled to 10,000 votes. GNL has voting power over such securities but disclaims any pecuniary interest therein. GNL has agreed to vote all such shares in favor of Mr. Sarnevesht as a director of Delaware Parent at all Delaware Parent stockholder meetings held through and including December 31, 2025. Mr. Tsai Ming Hsing, Richard controls GNL and may be deemed a beneficial owner of such securities with voting and dispositive control over such securities. Mr. Tsai disclaims any beneficial ownership of such securities (including voting and dispositive control over such securities).

(10)    Reflects 65% of total voting power of all Delaware Parent outstanding capital stock.

SELECTED CONSOLIDATED FINANCIAL DATA OF AGBA

The following tables set forth summary historical financial data derived from AGBA’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 and unaudited consolidated financial statements for the three months ended March 31, 2023 and 2022, each of which is included elsewhere in this proxy statement. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). Such financial information should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AGBA” and AGBA’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2024	2023	2023	2022
	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Operating revenues	9,942,700	9,150,056	45,545,152	47,680,734
Operating expenses	19,918,718	33,492,096)	306,191,214	212,358,990
Loss from operations	(9,976,018)	(24,342,040)	(260,646,062)	(164,678,256)
Other income (expense), net	(41,307,708)	(6,426,253)	(54,886,433)	974,554)
Provision from income tax benefit (expense)	(47,908)	1,792,362	16,576,059	6,187,814)
Net loss	(51,331,634)	(28,975,930)	(298,956,436)	(157,515,889)
Other comprehensive income (loss)	0	200,000)	200,000	(38,077,984)
Comprehensive loss	(51,331,634)	(28,775,930)	(298,756,436)	(195,593,873)
	As of March 31, 2024	As of December 31,
		2023	2022
	USD	USD	USD
	(Unaudited)	(Audited)	(Audited)
Current assets	5,798,720	6,246,594	7,382,117
Non-current assets	181,709,154	264,178,616	374,204,687
Total assets	187,507,874	270,425,210	381,586,803
Total liabilities	348,220,477	406,887,952	296,439,002
Total shareholders’ equity (deficit)	(160,712,603)	(136,462,508)	85,147,800

SELECTED CONSOLIDATED FINANCIAL DATA OF TRILLER

The following tables set forth summary historical financial data derived from Triller’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 and unaudited consolidated financial statements for the three months ended March 31, 2023 and 2022, each of which is included elsewhere in this proxy statement. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). Such financial information should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triller” and Triller’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2024	2023	2023	2022
	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Operating revenues	9,942,700	9,150,056	45,545,152	47,680,734
Operating expenses	19,918,718	33,492,096)	306,191,214	212,358,990
Loss from operations	(9,976,018)	(24,342,040)	(260,646,062)	(164,678,256)
Other expenses, net	(33,207,242)	(6,426,253)	(54,886,433)	974,554)
Provision from income taxes	0	1,792,362	16,576,059	6,187,814)
Net (loss) income	(43,183,260)	(28,975,930)	(298,956,436)	(157,515,889)
Other comprehensive income (loss)	0	200,000)	200,000	(38,077,984)
Comprehensive (loss) income	(43,183,260)	(28,775,930)	(298,756,436)	(195,593,873)
	As of March 31, 2024	As of December 31,
		2023	2022
	USD	USD	USD
	(Unaudited)	(Audited)	(Audited)
Current assets	6,932,579	6,246,594	7,382,117
Non-current assets	179,587,416	264,178,616	374,204,687
Total assets	186,519,995	270,425,210	381,586,803
Total liabilities	339,083,224	406,887,952	296,439,002
Total shareholders’ equity (deficit)	(152,563,229)	(136,462,508)	85,147,800

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of AGBA and Triller adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2024, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, give pro forma effect to the Merger as if it had occurred on January 1, 2023. This information should be read together with Triller’s and AGBA’s respective audited and unaudited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triller,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AGBA” and other financial information included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of March 31, 2024, has been prepared using the following:

•        Triller’s unaudited consolidated balance sheet as of March 31, 2024, as included elsewhere in this registration statement; and

•        AGBA’s unaudited condensed consolidated balance sheet as of March 31, 2024 as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2024, has been prepared using the following:

•        Triller’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2024, as included elsewhere in this registration statement; and

•        AGBA’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2024, as included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the year ended December 31, 2023, has been prepared using the following:

•        Triller’s audited consolidated statement of operations for the year ended December 31, 2023, as included elsewhere in this registration statement; and

•        AGBA’s audited consolidated statement of operations for the year ended December 31, 2023 as included elsewhere in this registration statement.

Description of the Merger

Reorganization of Triller

On June 27, 2022, Triller Inc. was formed for the purpose of completing a public offering. On March 30, 2023, Triller Inc. changed its name from Triller Inc. to Triller Corp. The business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Triller Corp., will be merged into Triller Hold Co LLC, with Triller Hold Co LLC (“Triller”) as the surviving entity.

Merger with Triller

Pursuant to certain agreement and plan of merger dated as of April 16, 2024, as amended and restated as of August 30, 2024 (the “Merger Agreement”) by and between the Company (“AGBA”), AGBA Social Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), Triller Corp. (“Triller”), and Bobby Sarnevesht, as the representative (“Stockholders’ Representative”) of the stockholders of Triller (the “Triller Stockholders”), with respect to the acquisition of 100% of the outstanding capital stock and restricted stock units of Triller (“Stockholder Interests”), in exchange for (i) the issuance of 299,897,851 shares of common stock of Delaware Parent, par value $0.0001 per share (“Delaware Parent Common Stock”), to the current Triller common stockholders, (ii) the issuance of 37,702,230 shares of preferred stock of Delaware Parent, par value $0.0001 per share (“Delaware Parent Preferred Stock”) to the current Triller preferred stockholders and (iii) the conversion of all existing Triller restricted stock units (“Triller RSUs”) into 54,020,128 Delaware Parent restricted stock units (“Delaware Parent RSUs”), and Delaware Parent also will reserve an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of such restricted stock units. The Triller Stockholders and the holders of Triller RSUs are sometimes referred to collectively as the “Triller Stakeholders.” After the Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of April 16, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%.

Anticipated Accounting Treatment

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Post-Closing Company upon consummation of the business combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The Merger is accounted for as a reverse acquisition in accordance with U.S. GAAP. Under this method of accounting, AGBA is treated as the “acquired” company, while Triller is treated as the accounting acquirer for financial reporting purposes. This determination was primarily based on the holders of Triller expecting to have a majority of the voting power of the post-combination company.

Under the acquisition method of accounting (as a reverse acquisition), Triller’s assets and liabilities are recorded at carrying value and the assets and liabilities associated with AGBA are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, is recognized as goodwill. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Triller issuing shares for the net assets of AGBA. The net assets of AGBA will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, is recognized as goodwill. Operations prior to the Business Combination will be those of Triller.

Triller has been designated as the accounting acquirer and has a fiscal year end of December 31.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the combined company upon consummation of the Business Combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the Post-Combination Company will experience. Triller and AGBA have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET
(in US$ thousands, except share and per share amounts)

	As of March 31, 2024							As of March 31, 2024
	Triller Hold Co LLC Historical	Reorganization Transaction Adjustments (See Notes)		Triller Corp. Pro Forma for Reorganization (as-adjusted)	AGBA Historical	Merger Transaction Adjustments (See Notes)		Pro Forma Combined Balance Sheet
Assets
Current assets:
Cash and cash equivalents	821	2,000	[A]	2,821	2,139	33,510	[L]	38,470
Restricted cash	—	—		—	15,589	—		15,589
Accounts receivable, net	3,525	—		3,525	2,642	—		6,167
Loans receivable, net	—	—		—	548	—		548
Notes receivable, net	—	—		—	412	—		412
Deposit, prepayments, and other receivables, net	1,453	—		1,453	1,776	—		3,229
Total current assets	5,799	2,000		7,799	23,106	—		64,415

Non-current assets:
Goodwill	163,425	—		163,425	—	308,540	[J]	471,965
Intangible assets, net	15,543	—		15,543	—	—		15,543
Other assets and long-term receivables	585	—		585	—	—		585
Property and equipment, net	—			—	1,695	—		1,695
Rental deposit, net	—			—	965	—		965
Right-of-use asset, net	34			34	11,028	—		11,062
Loans receivable, net	—			—	1,073	—		1,073
Long-term investments, net	—			—	23,250	—		23,250
Deferred tax asset	2,122	(2,122)	[E]	—	—	—		—
Total non-current assets	181,709	(2,122)		179,587	38,011	—		526,138
Total assets	187,508	(122)		187,386	61,117	—		590,553

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	83,211	—		83,211	17,897	400	[K]	101,508
Settlement accrual	—	—		—	—	—		—
Earn-out liability, current	9,373	—		9,373	—	—		9,373
Escrow Liabilities	—	—		—	15,589	—		15,589
Borrowings	—	—		—	6,791	—		6,791
Amounts due to the holding company	—	—		—	6,407	—		6,407
Income tax payable	—	—		—	138	—		138
Lease liabilities	184	—		184	1,246	—		1,430
Other current liabilities	41,627	—		41,627	—	—		41,627
Current portion of long term debt –	139,220	(67,649)	[B]	71,571	—	—		71,571
Convertible promissory note	—	—		—	—	33,510	[L]	33,510
Current liabilities of discontinued operations	2,927			2,927	—	—		2,927
Total current liabilities	276,542	(67,649)		208,893	48,068	—		290,871

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET — (Continued)
(in US$ thousands, except share and per share amounts)

	As of March 31, 2024						As of March 31, 2024
	Triller Hold Co LLC Historical	Reorganization Transaction Adjustments (See Notes)		Triller Corp. Pro Forma for Reorganization (as-adjusted)	AGBA Historical	Merger Transaction Adjustments (See Notes)	Pro Forma Combined Balance Sheet
Long-term liabilities:
Long-term debt	19,834	(19,834)	[B]	—	—	—	—
Lease liabilities	13	—		13	10,305	—	10,318
Warrant liability	51,069	(51,069)	[C]	—	—	—	—
Other liabilities	762			762	—	—	762
Long-term liabilities of discontinued operations –	—			—	—	—	—
Total long-term liabilities	71,678	(70,903)		775	10,305	—	11,080
TOTAL LIABILITIES	348,220	(138,552)		209,668	58,373	—	301,951

Redeemable Class B Common Units – $0.00 par value – zero	—	—		—	—	—
Stockholders’ equity
Common Units
Class A Common Units – $0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	6,078	(6,078)	[D]	—	—	—	—
Class B Common Units – $0.00 par value; Unlimited units authorized; 95,717,000 units outstanding	1,066,798	(1,066,798)	[D]	—	—	—	—
Class C-1 Common Units – $0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	6,158	(6,158)	[D]	—	—	—	—
Class C-2 Common Units – $0.00 par value; Unlimited units authorized; 38,263,382 units outstanding	10,792	(10,792)	[D]	—	—	—	—
Preferred Units
Series A-1 Preferred Units – $0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	253,274	(253,274)	[D]	—	—	—	—
Series AA-1 Preferred Units – $0.00 par value; unlimited units authorized; 2,418,872 units outstanding	21,445	(21,445)	[D]	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
PRO FORMA COMBINED BALANCE SHEET — (Continued)
(in US$ thousands, except share and per share amounts)

	As of March 31, 2024							As of March 31, 2024
	Triller Hold Co LLC Historical	Reorganization Transaction Adjustments (See Notes)		Triller Corp. Pro Forma for Reorganization (as-adjusted)	AGBA Historical	Merger Transaction Adjustments (See Notes)		Pro Forma Combined Balance Sheet
Stockholders’ equity
Class A Common Stock – $0.0001 par value; 450,000,000 shares authorized; 263,621,807 shares outstanding on a pro forma basis	—	26	[D]	26	—	(26)	[G]	—
Class B Common Stock – $0.0001 par value; 50,000,000 shares authorized; 38,263,382 shares outstanding on a pro forma basis	—	4	[D]	4	—	(4)	[G]	—
Preferred Stock – $0.0001 par value per share; 100,000,000 shares authorized	—	—		—	—	—		—
Series A-1 Preferred Stock – 49,946,079 shares authorized; 37,702,230 shares issued outstanding on a pro forma basis	—	4	[D]	4	—	(4)	[G]	—
Series AA-1 Preferred Stock – 5,000,000 shares authorized; 0 shares issued and outstanding on a pro forma basis	—	—		—	—	—		—
Common Stock, $0.001 par value, 200,000,000 authorized	—	—		—	74	333	[H],[I]	407
Preferred Stock, $0.001 par value	—	—		—	—	35	[I]	35
Common stock to be issued					5			5
Additional paid-in capital	65,180	1,521,521	[D]	1,586,701	76,608	308,206	[G,H,I,J]	1,971,515
Accumulated other comprehensive income (loss)	350	—		350	(282)	—		68
Accumulated deficit	(1,602,556)	(18,580)	[F]	(1,621,136)	(73,661)	(400)	[K]	(1,695,197)
Total equity – Triller and AGBA	(172,481)	138,430		(34,051)	2,744	—		276,833
Less: Non-controlling interest	11,769	—		11,769	—	—		11,769
Total equity	(160,712)	138,430		(22,282)	2,744	—		288,602
Total liabilities and stockholders’ equity	187,508	(122)		187,386	61,117	—		590,553

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(in US$ thousands, except share and per share amounts)

	Triller Hold Co LLC (Historical)	Reorganization Transaction Adjustments (See Notes)		Triller Corp. Pro Forma for Reorganization (as-adjusted)	AGBA (Historical)	Transaction adjustment		Pro Forma Income Statement
Revenue, net	9,943	—		9,943	7,656			17,599

Operating expenses:
Cost of revenue	(7,459)	—		(7,459)	(4,446)			(11,905)
Interest expense	—	—		—	(207)			(207)
Research and development expense	(2,227)	—		(2,227)	(458)			(2,685)
Selling and marketing	(1,989)	—		(1,989)	(483)			(2,472)
General and administrative	(8,244)	36	[AA]	(8,208)	(9,923)	(400)	[FF]	(18,531)

Total operating expenses	(19,919)	36		(19,883)	(15,517)	(400)		(35,800)

Loss from operations	(9,976)	36		(9,940)	(7,861)	(400)		(18,201)

Total other income (expense), net	(41,308)	(7,513)	[BB]	(48,821)	(160)			(48,981)

Income before income tax	(51,284)	(7,477)		(58,761)	(8,021)	(400)		(67,182)

Income tax benefit (expense)	(48)	48	[EE]	—	(38)			(38)
Net loss from continuing operations	(51,332)	(7,429)		(58,761)	(8,059)	(400)		(67,220)

NET LOSS	(51,332)	(7,429)		(58,761)	(8,059)	(400)		(67,220)
Less: net loss attributable to noncontrolling interests	(921)			(921)	—			(921)

Net loss attributable to post-combination entity	(50,411)	(7,429)		(57,840)	(8,059)	(400)		(66,299)

Weighted average shares outstanding, basic and diluted*				301,664,405				414,883,774

Net loss per share, basis and diluted				$(0.19)				$(0.16)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(in US$ thousands, except share and per share amounts)

	Triller Hold Co LLC (Historical)	Reorganization Transaction Adjustments (See Notes)		Triller Corp. Pro Forma for Reorganization (as-adjusted)	AGBA (Historical)	Transaction adjustment		Pro Forma Income Statement
Revenue, net	45,545			45,545	54,189			99,734

Operating expenses:
Cost of revenue	(42,709)			(42,709)	(37,288)			(79,997)
Interest expense	—				(784)			(784)
Research and development expense	(9,826)			(9,826)	(4,557)			(14,383)
Selling and marketing	(12,442)			(12,442)	(3,709)			(16,151)
Contingent consideration	(11,004)			(11,004)				(11,004)
						(1,096)	[JJ]
General and administrative	(230,210)	297	[AA]	(229,913)	(51,696)	(300)	[FF]	(283,005)

Total operating expenses	(306,191)	297		(305,894)	(98,034)	(1,396)		(405,324)

Loss from operations	(260,646)	297		(260,349)	(43,845)	(1,396)		(305,590)

Total other expense, net	(54,887)	9,530	[BB]	(61,815)	(5,074)			(66,889)
		(50)	[CC]
		(16,408)	[DD]

Income before income tax	(315,533)	(6,631)		(322,164)	(48,919)	(1,396)		(372,479)

Income tax benefit (expense)	16,576	(2,170)	[EE]	14,406	(287)	—		14,119
Net loss from continuing operations	(298,957)	(8,801)		(307,758)	(49,206)	(1,396)		(358,360)

NET LOSS	(298,957)	(8,801)		(307,758)	(49,206)	(1,396)		(358,360)

Less: net loss attributable to noncontrolling interests	(4,067)			(4,067)	—			(4,067)

Net loss attributable to post-combination entity	(294,890)	(8,801)		(303,691)	(49,206)	(1,396)		(354,293)

Weighted average shares outstanding, basic and diluted*				301,664,405				414,883,774

Net loss per share, basis and diluted				$(1.01)				$(0.85)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The Merger is accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with U.S. GAAP, as applicable. Under this method of accounting, AGBA is treated as the “acquired” company for financial reporting purposes. Triller has been determined to be the accounting acquirer because Triller will have majority voting rights of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Triller’s assets and liabilities are recorded at carrying value and the assets and liabilities associated with AGBA are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, is recognized as goodwill. Significant estimates and assumptions were used in determining the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined financial statements. The purchase price allocation is preliminary and is subject to measurement period adjustments in accordance with Accounting Standards Codification (“ASC”) 805.

The unaudited pro forma combined balance sheet as of March 31, 2024, gives pro forma effect to the Business Combination and related transactions as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, give pro forma effect to the Business Combination and the related transactions as if it had occurred as of January 1, 2023. AGBA and Triller have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        Triller’s unaudited consolidated balance sheet as of March 31, 2024, as included elsewhere in this registration statement;

•        Triller’s unaudited consolidated statement of operations for the three months ended March 31, 2024, as included elsewhere in this registration statement;

•        Triller’s audited consolidated statement of operations for the year ended December 31, 2023, as included elsewhere in this registration statement;

•        AGBA’s unaudited condensed consolidated balance sheet as of March 31, 2024, as included elsewhere in this registration statement; and

•        AGBA’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2024 and 2023 as included elsewhere in this registration statement.

•        AGBA’s audited consolidated statement of operations for the years ended December 31, 2023 and 2022 as included elsewhere in this registration statement.

The management of each of AGBA and Triller have made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this registration statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Triller has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

AGBA and Triller have not had any historical relationship prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2024, are as follows:

Under Triller’s Reorganization

[A] the impacts to cash and cash equivalents including:

•        prior to the consummation of the Reorganization, proceeds of $0.5 million in additional advances received under a 7.5% PIK convertible promissory note issued to Sabeera Triller 1 LLC in the aggregate principal amount of up to $110.0 million; and

•        prior to the consummation of the Reorganization, proceeds of $1.5 million through the issuance of a 7.5% PIK convertible promissory note.

[B] the conversion of convertible promissory notes, prior to the consummation of the Reorganization, and prior to the effectiveness of the registration statement of which this prospectus forms a part with an aggregate balance of $89.5 million, including the aforementioned issuances, into 10,602,172 Class B common units of Triller Hold Co LLC, which is probable to occur because it is a condition to the consummation of the Reorganization;

[C] prior to the consummation of the Reorganization, (i) the cashless “net” exercise of 10,813,304 and 125,207,000 outstanding warrants to purchase Class A and Class B common units, respectively, of Triller Hold Co LLC, of which 7,963,563 outstanding warrants are liability classified, resulting in the issuance of 9,819,359 Class A and 66,604,580 Class B common units of Triller Hold Co LLC, and (ii) the cashless “net” exercise of 8,016,368 outstanding Series A-1 warrants to purchase Class A common units of Triller Hold Co LLC resulting in the issuance of 6,481,185 Class A common units of Triller Hold Co, LLC, all of which is a condition to the consummation of the Reorganization. The fair value adjustment for the liability classified warrants is included as a loss through accumulated deficit;

[D] the consummation of the Reorganization, in which:

•        prior to the Business Combination, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, was merged with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•        the Company’s certificate of incorporation was amended and restated to, among other things, authorize one class of common stock consisting of two series, Series A common stock and Series B common stock, and two series of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•        each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing was canceled and converted into one half share of common stock or preferred stock of Triller Corp., with each Series A-1 preferred unit, being converted into one share of Series A-1 preferred stock, and each Series AA-1 preferred unit, Class A common unit, Class B common unit, restricted Class B common unit and Class C-1 common unit being converted into one share of Series A common stock and each Class C-2 common unit being converted into one share of Series B common stock;

•        all issued and outstanding service provider units of Triller Hold Co LLC were cancelled and converted into 7,970,780 shares of Series A common stock, which shares of Series A common stock represents the “in the money” value of the service provider units after taking into account the base valuation;

•        options to purchase 10,807,859 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.02 were assumed by Triller;

•        all outstanding Restricted Equity Units of Triller Hold Co LLC were assumed by the Company under the 2024 Plan; and

•        each share of capital stock issuable upon exercise of outstanding convertible notes and warrants of Triller Hold Co LLC were converted into a convertible note or warrant, as applicable, to purchase one share of capital stock of Triller Corp.

[E] the Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns and had deferred tax assets, will also join the new consolidated U.S. federal tax return. After considering all available evidence, the Company concluded that a valuation allowance is required for the full amount of its net deferred tax assets. Due to the deferred tax assets of the subsidiary corporations and the full valuation allowance previously recognized on Triller Inc., the result is an increase of the Company’s valuation allowance that generates an income tax expense of $2.2 million in the period of the Reorganization and has been reflected in the year ended December 31, 2023 as a nonrecurring item. A pro forma adjustment of $2.1 million has been reflected as of March 31, 2024 to report a full valuation allowance for the new consolidated U.S. federal tax filer.

All losses of the partnership were distributed out to its partners and there are no undistributed losses at the time of conversion.

[F] the impacts to accumulated deficit due to adjustments [A] through [E] including:

•        $0.1 million of loan origination costs related to the Sabeera Convertible Promissory Notes;

•        a $2.1 million income tax expense as described in adjustment [E]; and

•        an estimated $16.4 million loss from the fair value adjustment to the balance of liability classified warrants immediately prior to their net settlement and conversion into Class A and Class B common units as part of the Reorganization.

Under Merger Agreement with Triller

[G] Impact to additional paid-in capital due to capitalization of Triller shares upon exchange of equity;

[H] Issuance of new AGBA consideration shares to Triller Shareholders under Merger Agreement;

[I] Issuance of new AGBA shares to AGBA Shareholders upon forward split; and

[J] Goodwill is resulted from the consideration effectively transferred in a reverse acquisition upon the Merger with Triller. As such, the acquisition-date fair value of the consideration transferred is calculated based on the number of equity interests held by AGBA shareholders. The Company determined the estimated fair value of common stock included in consideration to be calculated based on AGBA’s common stock outstanding of 101,726,759 multiplied by the quoted market price of AGBA’s common stock on March 31, 2024. The Company determined the quoted stock price of AGBA will be utilized in determining fair value as it is more reliably measurable than the value of Triller (accounting acquirer) equity interests given AGBA is a publicly traded entity prior to the Merger.

	US$’000	US$’000
Consideration effectively transferred		311,284

Net recognized values of AGBA’s identifiable assets and liabilities
Current assets	23,107
Noncurrent assets	38,011
Current liabilities	(48,068)
Noncurrent liabilities	(10,305)	2,745
Goodwill		308,539

[K] an adjustment to accrue $400,000 transaction cost by AGBA.

[L] AGBA issued a convertible promissory note for an aggregate principal amount of $33.51 million in favor of Yorkville.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, are as follows:

[AA] removal of the of the stock-based compensation costs recorded in the historical financial statements related to the warrants that are canceled and exchanged as if the Reorganization was consummated on January 1, 2023;

[BB] removal of the fair value adjustments recorded in the historical financial statements related to (1) the convertible promissory notes that will be converted into common units of Triller Hold Co LLC and (2) the outstanding warrants that are “net” exercised to purchase common units of Triller Hold Co LLC as if the Reorganization was consummated on January 1, 2023;

[CC] to record an expense of $0.1 million for the loan origination costs related to the Sabeera Convertible Promissory Notes;

[DD] an adjustment to record an estimated $16.4 million loss from the fair value adjustment to the balance of liability classified outstanding warrants immediately prior to their net settlement and conversion into Class A and Class B common units as part of the Reorganization; and

[EE] pro forma income tax benefit of $14.4 million for the year ended December 31, 2023. The Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns and had deferred tax assets, will also join the new consolidated U.S. federal tax return. After considering all available evidence, the company concluded that a valuation allowance is required for the full amount of its net deferred tax assets. Due to the deferred tax assets of the subsidiary corporations and the full valuation allowance previously recognized on Triller Inc., the result is an increase of the Company’s valuation allowance that generates an income tax expense of $2.2 million in the period of the Reorganization and has been reflected in the year ended December 31, 2023 as a nonrecurring item. A Reorganization adjustment of $2.1 million has been reflected as of March 31, 2024 to report a full valuation allowance for the new consolidated U.S. federal tax filer.

Under Merger Agreement with Triller

[FF] an adjustment to accrue $400,000 transaction cost by AGBA.

Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger and the related transactions, assuming the shares were outstanding since January 1, 2023. As the Merger and the related transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger and related transactions have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared for the three months ended March 31, 2024 and the year ended December 31, 2023 (in thousands, except share and per share data):

Three months ended March 31, 2024 Common Stock
Pro forma net loss attributable to common stockholders (US$’000)	$(66,299)
Weighted average shares outstanding – basic and diluted	414,883,774
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.16)
Excluded securities:-
Warrants	5,353,660
Convertible preferred stock	35,328,888
Restricted stock units	58,421,134
Year ended December 31, 2023 Common Stock
Pro forma net loss attributable to common stockholders (US$’000)	$(354,293)
Weighted average shares outstanding – basic and diluted	414,883,774
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.85)
Excluded securities:-
Warrants	5,353,660
Convertible preferred stock	35,328,888
Restricted stock units	58,421,134

____________

(1)      Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

(3)      The new series of preferred stock is excluded from the anti-dilutive securities as the holders of the new series of preferred stock are not expected to participate in any dividends, distributions, or payments to the holders of Common Stock based on the terms of the securities.

MARKET PRICE AND DIVIDEND INFORMATION

The AGBA Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “AGBA.” Triller is a private company, and the shares of Triller are not publicly traded. Upon the closing of the Merger, Delaware Parent Common Stock will continue to be listed under the symbol “AGBA.”

AGBA Ordinary Shares

The closing price of AGBA’s Ordinary Shares on April 17, 2024, the trading day immediately prior to the public announcement of the Merger Agreement Acquisition on April 18, 2024, as reported on the Nasdaq Capital Market, was $0.40 per share. The closing price of AGBA Ordinary Shares on August 30, 2024, as reported on the Nasdaq Capital Market, was $2.54 per share.

Because the market price of AGBA’s common equity is subject to fluctuation, the market value of the shares of Delaware Parent Common Stock that Triller Stockholders will be entitled to receive in the Merger may increase or decrease.

As of August 26, 2024, the Record Date for the Meeting, AGBA had approximately 16 holders of record of AGBA Ordinary Shares. This number does not include beneficial owners whose shares were held in street name. The actual number of holders of AGBA Ordinary Shares is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

AGBA has never declared or paid any cash dividends on AGBA’s capital stock and does not anticipate paying cash dividends on AGBA Ordinary Shares for the foreseeable future. AGBA currently intends to retain all of its available funds and future earnings, if any, to support its operations and finance the growth and development of its business. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger (in which Triller will become a wholly owned subsidiary of AGBA) will be at the discretion of the Delaware Parent Board and will depend upon a number of factors, including Delaware Parent’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Triller has never declared or paid any cash dividends on shares of Triller’s capital stock. Pursuant to the Merger Agreement, Triller cannot, without the written consent of AGBA, declare or pay dividends on Triller’s capital stock during the period prior to the closing of the Acquisition. If the Acquisition is not consummated, Triller does not anticipate paying cash dividends on the Triller capital stock for the foreseeable future, and any future determination to pay cash dividends will be at the discretion of Triller’s then-current board of directors and will depend upon a number of factors, including Triller’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

RISK FACTORS

Summary of Risk Factors

Set forth below is a summary of the principal risks, organized under relevant headings:

Risks Related to Transactions Contemplated by the Merger Agreement

•        Neither the Company’s board of directors nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the acquisition of Triller. Consequently, there is no assurance from an independent source that the price the Company is paying for Triller is fair to the Company — and, by extension, its securityholders — from a financial point of view.

•        If the conditions to the Merger are not met, the Merger may not occur.

•        The Company may be or may have been a PFIC during a U.S. Holder’s holding period.

•        If the Domestication does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of common stock, preferred stock or warrants may be subject to U.S. federal income tax on the Delaware Parent Common Stock, Delaware Parent Preferred Stock, Delaware Parent RSUs, Delaware Parent Warrants or Delaware Parent Replacement Warrants (each as defined below) received in the Domestication.

•        If the Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of Triller securities may be required to pay substantial U.S. federal income taxes.

•        Triller has a very limited operating history, which makes it difficult to evaluate its business and prospects.

Risks Relating to AGBA’s Business and Operations

•        The business, financial condition, results of operations, and prospects of AGBA may be materially and adversely affected if certain laws and regulations of the People’s Republic of China (“PRC”) become applicable to AGBA or its subsidiaries. AGBA may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

•        The PRC government exerts substantial influence, discretion, oversight, and control over the manner in which companies incorporated under the laws of PRC must conduct their business activities. AGBA is a Hong Kong-based company with no operations in mainland China; however, there can be no guarantee that the PRC government will not seek to intervene or influence our operations at any time.

•        The ability of AGBA to continue as a going concern is dependent upon its ability to raise additional funds and implement its business plan.

•        AGBA relies on its business relationships with product issuers and the success of those product issuers, and the future development depends, in part, on the growth of such product issuers and their continued collaboration.

•        AGBA relies on third parties for various aspects of its business and the services and solutions that it offers. AGBA’s business, results of operations, financial condition, and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with AGBA, or if they fail to perform in accordance with the terms of their relevant contracts.

•        Breach of AGBA’s security measures or those of any third-party cloud computing platform provider, or other third-party service providers, may result in AGBA’s data, IT systems, and services being perceived as not being, or actually not being, secure.

•        AGBA’s business in the credit industry requires sufficient liquidity to maintain its business activities, and it may not always have access to sufficient funds.

•        We operate in a variety of heavily regulated industries in Hong Kong and globally, which expose its business activities to risks of noncompliance with an increasing body of complex laws and regulations.

•        Shareholders could experience substantial dilution of their investment as a result of future sales of our equity, subsequent exercises of our outstanding warrants and options, or the future grant of equity by us.

Risks Relating to Triller’s Business and Operations

•        Triller has incurred losses each year since its inception, Triller expects its operating expenses to increase, and Triller may not become profitable in the future.

•        Triller has an unproven and evolving business model and can provide no assurance that it will generate significant revenues or operating profit.

•        Triller may not be able to generate sufficient cash flow to meet its current and any future debt service and other obligations, including amounts owed pursuant to new and ongoing litigation matters, due to future events and events beyond its control.

•        Triller has various financial obligations which have come due in the past six months and are coming due over the next twelve months and it may not be able to meet its cash obligations as those amounts come due.

•        Triller has a substantial amount of indebtedness, which could adversely affect its business, and Triller cannot be certain that additional financing will be available on reasonable terms when required, or at all.

•        Non-compliance with the objective and subjective criteria for the Paycheck Protection Program (“PPP”) loan could have a material adverse effect on Triller’s business.

•        Planned expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject Triller to additional business, legal, financial and competitive risks.

•        Improper or illegal use of Triller’s global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) could seriously harm its business and reputation.

•        Use of social media by Triller’s “Creators” (influencers, artists, athletes and public figures that utilize Triller’s Technology Platform to create and publish content), “Brands” (organizations that market their products and services utilizing the features offered through Triller’s Technology Platform) and users may materially and adversely affect its reputation or subject it to fines or other penalties.

•        Triller’s success and revenue growth are dependent on adding new Creators, users, consumers and Brands, effectively educating and training its existing Creators and Brands on how to make full use of our Technology Platform and increasing usage of our Technology Platform by its consumers.

•        Triller generates substantially all of our revenue from Brands. If the content and services provided on Triller’s Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using its Technology Platform, Triller’s growth may be adversely impacted.

•        Triller’s market is competitive and dynamic. Triller faces and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share.

•        Payment methods used on Triller’s Technology Platform subject it to third party payment processing-related risks.

•        Triller’s ability to introduce new features, capabilities and enhancements is dependent on adequate research and development resources. If Triller does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to it, Triller may not be able to compete effectively and its business, results of operations and financial condition may be harmed.

•        Certain of Triller’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict Triller’s ability to sell its products.

•        Triller is a party to many music license agreements that are complex and impose numerous obligations upon it that may make it difficult for Triller to operate its business, and a breach, or perceived breach, of such agreements could adversely affect Triller’s business, operating results, and financial condition.

•        Triller’s ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond its control, such as general macroeconomic conditions and catastrophic events.

•        Triller may be prohibited from promoting and conducting its live Events if it does not comply with applicable regulations.

•        A significant slowdown in the growth of AI and AI-related markets could affect Triller’s business and earnings. Even if the market does grow, there is a possibility that Triller may not be able to grow at a similar pace.

•        Failure to attract and retain additional qualified personnel could prevent Triller from executing its business strategy and growth plans.

•        The information that Triller’s AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, Triller’s credibility may be negatively impacted, which may adversely affect its business, operating results, and financial condition.

•        If Triller’s or its users’ security measures are compromised or unauthorized access to Triller’s data (including that of its users or other sensitive or confidential information) is otherwise obtained, Triller’s Technology Platform may be perceived as not being secure, our users may be harmed and may curtail or cease their use of its Technology Platform, Triller reputation may be damaged and it may incur significant liabilities.

•        Triller depends on the continued service of the members of our executive management team and other key employees, the loss or diminished performance of whom could adversely affect its business.

•        Existing and future laws and evolving attitudes about data privacy and security may impair Triller’s ability to collect, use, and maintain data points of sufficient type or quantity to develop and train its artificial intelligence algorithms.

•        Triller’s Technology Platform and products are dependent on real-time application programming interface (“APIs”) based feeds that are built and owned by third parties, including social media networks, and if Triller loses access to data provided by such APIs or the terms and conditions on which it obtains such access become less favorable, its business could suffer.

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Merger will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Closing business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of AGBA and Triller.

Risks Related to Transactions Contemplated by the Merger Agreement

Unless the context otherwise requires all references in this section to “AGBA,” the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries.

Neither the Company’s board of directors nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the acquisition of Triller. Consequently, there is no assurance from an independent source that the price the Company is paying for Triller is fair to the Company — and, by extension, its securityholders — from a financial point of view.

Neither the Company’s board of directors nor any committee thereof is required to obtain an opinion (or any similar report) from an independent investment banking or accounting firm that the price that the Company is paying for Triller is fair to the Company from a financial point of view, although pursuant to Nasdaq Rule 5630 the Company is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the Company’s audit committee or another independent body of the board of directors. In analyzing the acquisition of Triller, the Company’s board of directors reviewed summaries of due diligence results and financial analyses prepared by management. The Company’s board of directors also consulted with legal counsel and with the Company management and considered a number of factors, uncertainty and risks and concluded that the acquisition of Triller was in the best interest of the Company’s shareholders. The Company’s board of directors believes that because of the professional experience and background of its directors, it was qualified to conclude that the acquisition of Triller was fair from a financial perspective to its shareholders. Accordingly, investors will be relying solely on the judgment of the Company’s board of directors in valuing Triller, and the Company’s board of directors may not have properly valued such acquisition. As a result, the terms may not be fair from a financial point of view to the public shareholders of the Company.

If the conditions to the Merger are not met, the Merger may not occur.

Even the Merger is approved by the shareholders of the Company, other specified conditions must be satisfied or waived to complete the Merger. The obligations of Triller on one hand, and of AGBA and Merger Sub, on the other hand, to consummate the transactions contemplated by the Merger Agreement are conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement. See “Proposal 5: The Merger Agreement Proposal — the Closing.” The Company and Triller cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger may not occur, or may be delayed and such delay may cause the Company and Triller to each lose some or all of the intended benefits of the Merger.

AGBA may be or may have been a PFIC during a U.S. Holder’s holding period.

If AGBA is a PFIC or has been a PFIC during a U.S. Holder’s holding period, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences as a result of the Domestication. There is no assurance that AGBA is not currently or has not been a PFIC during a U.S. Holder’s holding period. If (a) AGBA has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of common stock has not made certain elections with respect to its common stock), and (b) Delaware Parent is not a PFIC in the taxable year of the Domestication, such U.S. Holder would likely recognize gain (but not loss if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code) upon the exchange of common stock and public warrants as applicable, for Delaware Parent Common Stock or Delaware Parent Warrants pursuant to the Domestication. Please see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to AGBA’s potential PFIC status and certain tax implications thereof.

If the Domestication does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of common stock or public warrants may be subject to U.S. federal income tax on the Delaware Parent Common Stock or Delaware Parent Warrants received in the Domestication.

As discussed more fully under “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities,” it is intended that the Domestication qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a Domestication of a corporation holding only investment-type assets such as AGBA, the qualification of the Domestication as an “reorganization” within the meaning of Section 368 of the Code is not entirely clear. If the Domestication so qualifies, then a U.S. Holder (as defined below) will be subject to Section 367(b) of the Code and, as a result:

•        a U.S. Holder whose common stock have a fair market value of less than $50,000 on the date of the Domestication and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of AGBA stock entitled to vote and less than 10% of the total value of all classes of AGBA stock will generally not recognize any gain or loss and will generally not be required to include any part of AGBA’s earnings in income pursuant to the Domestication;

•        a U.S. Holder whose common stock have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of AGBA stock entitled to vote and less than 10% of the total value of all classes of AGBA stock will generally recognize gain (but not loss) on the exchange of common stock for Delaware Parent Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their common stock, provided certain other requirements are satisfied. AGBA does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•        a U.S. Holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of AGBA stock entitled to vote or 10% or more of the total value of all classes of AGBA stock will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its common stock, provided certain other requirements are satisfied. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. AGBA does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of AGBA securities may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its AGBA securities for Delaware Parent securities pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of Delaware Parent securities received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding AGBA securities surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities — Passive Foreign Investment Company Status.”

If the Domestication does not qualify as a reorganization, then a U.S. Holder that exchanges its AGBA securities for Delaware Parent securities will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Delaware Parent Common Stock and Delaware Parent Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the common stock and public warrants exchanged.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of common stock after the Domestication.

For a more detailed discussion of certain U.S. federal income tax consequences of the Domestication, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities” in this proxy statement. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Domestication.

Triller has a very limited operating history, which makes it difficult to evaluate its business and prospects.

Triller’s ability to forecast its future results of operations and plan for and model future growth is limited. Triller has a limited operating history which makes it difficult to predict its results of operations. In addition, Triller’s results of operations may fluctuate from quarter to quarter as a result of the nature of its business and a number of factors, many of which are outside of Triller’s control and may be difficult to predict. For example, Triller hosts Events under its BKFC offerings which may lead to outsized revenue for one quarter compared to other quarters. Some additional factors that affect Triller’s results include, but are not limited to:

•        the level of demand for Triller’s Technology Platform and Events;

•        Triller’s ability to retain existing or add new Creators and Brands;

•        Triller’s ability to successfully integrate companies and assets it has acquired and in the future may acquire into its business;

•        the timing and success of new features, integrations, capabilities and enhancements by Triller to its products or by its competitors to their products;

•        changes in the competitive landscape of Triller’s market;

•        Triller’s ability to achieve widespread acceptance and use of its Technology Platform;

•        errors in Triller’s forecasting of the demand for its Triller app, Technology Platform offerings and Events, which could lead to lower revenue, increased costs or both;

•        the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that Triller may incur to maintain and expand its business and operations and to remain competitive;

•        the timing of expenses and recognition of revenue;

•        security breaches, technical difficulties or interruptions to Triller’s Technology Platform resulting in service level agreement credits;

•        adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•        regulatory fines;

•        changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•        legal and regulatory compliance costs in new and existing markets;

•        the number of new employees added and employee turnover;

•        the timing of the grant or vesting or settlement of equity awards to employees, directors or consultants;

•        the timing of the conversion of Triller’s outstanding convertible securities or when its outstanding debt may become due or payable;

•        the availability of content for licensing for use by Creators on Triller’s Technology Platform;

•        pricing pressure as a result of competition or otherwise;

•        costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•        general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in Triller’s quarterly results of operations. You should not rely on Triller’s past results as an indicator of its future performance. The variability and unpredictability of its quarterly results of operations or other operating metrics could result in its failure to meet its expectations or those of analysts that cover Triller or investors with respect to revenue or other key metrics for a particular period. If Triller fails to meet or exceed such expectations for these or any other reasons, the market price of our ordinary shares could fall, and we could face costly lawsuits, including securities class action suits.

In addition, there has been historically a high failure rate among early-stage companies. Early-stage companies face a number of risks, including, among others, the ability to effectively implement a growth strategy, counter and respond to actions by competitors, maintain adequate control of expenses and achieve market acceptance. Triller’s future performance will depend upon a number of factors, including our ability to successfully implement, launch, and achieve market acceptance of its Technology Platform and offerings to anticipate and manage the risks associated therewith. Triller has encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. We cannot assure you that we will successfully address any of these factors after completion of the acquisition, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Risks Relating to AGBA’s Business and Operations

Unless the context otherwise requires all references in this section to “AGBA,” the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries.

Risks Relating to AGBA’s Hong Kong Operations and Proximity to the PRC

The business, financial condition, results of operations, and prospects of AGBA may be materially and adversely affected if certain laws and regulations of the PRC become applicable to AGBA or its subsidiaries. AGBA may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We currently do not have operations in mainland China. Although we do service Chinese clients, all sales of financial products offered by us occur in Hong Kong. We do not sell any financial products in mainland China, and all of our customer data is maintained outside of mainland China. Accordingly, none of us are regulated by any regulatory authorities in mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to Hong Kong-based businesses.

However, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation, and implementation involve significant uncertainties. To the extent that any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the evolving laws and regulations of the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to companies such as AGBA or its subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on the business, financial condition, results of operations, and prospects of AGBA and its ability to offer securities to investors, any of which may, in turn, cause the value of our securities to significantly decline or become worthless.

Relevant organs of the PRC government have made recent statements or recently taken regulatory actions related to data security, anti-monopoly, and overseas listings of mainland China businesses. For example, in addition to the PRC Data Security Law and the Measures for Cybersecurity Review issued by the Cyberspace Administration of China which became effective on February 15, 2022 (the “Measures”), relevant PRC government agencies have recently taken anti-trust enforcement action against certain mainland China-based businesses. Our management understands that such enforcement action was taken pursuant to the PRC Anti-Monopoly Law which applies to monopolistic activities in domestic economic activities in mainland China and monopolistic activities outside mainland China which eliminate or restrict market competition in mainland China. In addition, in July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC.

While we currently do not have any operations in mainland China, there is no guarantee that the recent statements or regulatory actions by the relevant organs of the PRC government, including statements relating to the PRC Data Security Law, the PRC Personal Information Protection Law, and VIEs as well as the anti-monopoly enforcement actions will continue not to apply to AGBA. Should such statements or regulatory actions apply to companies such as AGBA or its subsidiaries in the future, it could have a material adverse impact on the business, financial condition, results of operations, and prospects of AGBA, our ability to accept foreign investments, and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may, in turn, cause the value of our securities to significantly decline or become worthless. We cannot predict the extent of such impact if such events were to occur.

AGBA may also become subject to the laws and regulations of the PRC to the extent that we commence business and customer facing operations in mainland China as a result of any future partnership, acquisition, expansion, or organic growth.

The PRC government exerts substantial influence, discretion, oversight, and control over the manner in which companies incorporated under the laws of PRC must conduct their business activities. AGBA is a Hong Kong-based company with no operations in mainland China; however, there can be no guarantee that the PRC government will not seek to intervene or influence our operations at any time.

Because (i) we currently do not have operations in mainland China, (ii) all sales of financial products offered by us, including those to PRC citizens, occur in Hong Kong, and (iii) we do not sell any financial products in mainland China, the PRC government currently does not directly govern the manner in which we conduct its business activities outside of mainland China. However, the PRC legal system is evolving quickly, and PRC laws, regulations, and rules may change quickly with little advance notice, including with respect to Hong Kong-based businesses. As a result, there can be no assurance that we will not be subject to direct influence or discretion over its business from organs of the PRC government in the future, due to changes in laws or other unforeseeable reasons or due to our expansion or acquisition of operations in or involving mainland China.

The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy, including through regulation and/or state ownership. PRC government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and the businesses which are subject to them. If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion, or acquisition of operations in the PRC, we may be required to make material changes in its operations, which may result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, or both. We cannot be assured that the PRC government will not, in the future, release regulations or policies regarding other industries, which, if applicable to us, may adversely affect our business, financial condition and results of operations.

In addition, the various segments of AGBA are regulated by a number of Hong Kong regulators, including, the Hong Kong Insurance Authority and the Mandatory Provident Fund Schemes Authority. PRC government influence or oversight over such Hong Kong regulators may have an indirect but material impact to us, including but not limited to with respect to capital requirements, its ability to operate certain businesses, its operations in certain jurisdictions (including the markets in which we may operate in the future) and/or the implementation of certain controls and procedures in relation to risk management or cybersecurity. Furthermore, the market prices and/or liquidity of the securities of we could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of actual operating performance. There can be no assurance or guarantee that the PRC government would not intervene in or influence our operations, directly or indirectly, at any time.

The securities of AGBA may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect the company’s auditor.

The Holding Foreign Companies Accountable Act, or the “HFCA Act,” was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the Public Company Accounting Oversight Board of the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our management believes that this determination does not impact us, as the auditor of AGBA, WWC, P.C., (i) is headquartered in California, U.S.A., (ii) is an independent registered public accounting firm with the PCAOB, and (iii) has been inspected by the PCAOB on a regular basis. Nonetheless, there can be no assurance that future changes in laws or regulations will not impact AGBA, WWC, P.C., or any future auditor of AGBA. Accordingly, there can be no assurance that WWC, P.C. will be able to meet the requirements of the HFCA Act and that we will not suffer the resulting material and adverse impact on its stock performance, as a company listed in the United States.

On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted for the above reasons has been reduced accordingly.

Lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the accounting firms headquartered in mainland China or Hong Kong. As a result, investors in companies using such auditors may be deprived of the benefits of such PCAOB inspections. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

WWC, P.C. is headquartered in California and has been inspected by the PCAOB on a regular basis. We believe, therefore, that WWC, P.C. is not subject to the determinations announced by the PCAOB on December 16, 2021 with respect to PRC and Hong Kong-based auditors. WWC, P.C. is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect WWC, P.C. (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict WWC, P.C. (or any future auditor of the Company) from performing work in Hong Kong, we may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to AGBA in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, would subject us to consequences including the delisting of AGBA in the future if the PCAOB is unable to inspect AGBA’s accounting firm (whether WWC, P.C. or another firm) at such future time.

Although not currently subject, AGBA may become subject to the PRC laws and regulations regarding offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition, results of operations, and AGBA’s prospects of AGBA and may hinder AGBA’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In recent years, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30 meeting of the Standing Committee of the 13 National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures with the CSRC, failing which we may be fined between RMB 1 million and RMB 10 million.

On December 28, 2021, the Cyberspace Administration of China (“CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “CII Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We may collect and store certain data (including certain personal information) from their clients, who may be PRC individuals, in connection with their business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that (1) AGBA and its subsidiaries are incorporated either in Hong Kong or the British Virgin Islands and are located in and conduct their operations in Hong Kong, (2) we have no subsidiaries, VIE structure, nor any operations in mainland China, and (3) pursuant to the Basic Law, the national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), our management does not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, or the Draft Overseas Listing Regulations to impact our operations. As of date of this proxy statement, we have conducted all sales activities in Hong Kong and in the aggregate have collected and stored personal information of less than one million users in the PRC, all of the data collected is stored in servers located in Hong Kong, and none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review. Accordingly, our management does not currently expect that the laws and regulations in the PRC on data security, data protection or cybersecurity apply to us or that the oversight of the CAC will be extended to our operations in Hong Kong, because (i) AGBA is not a “CII Operator” or a “Network Platform Operator” as defined under the relevant PRC cyberspace laws; (ii) AGBA does not harm PRC national security, public interests, or the legitimate rights and interests of citizens or organizations of the PRC; (iii) AGBA is not subject to PRC government cyberspace scrutiny; and (iv) AGBA is compliant with PRC cyberspace laws that have been issued up to the date of this proxy statement.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will act, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and whether any of these will apply to us, if at all. There can be no assurance that we will be able to comply in all respects with any PRC regulatory requirements that may become applicable to it in the future. For example, our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply with any applicable regulations, we may become subject to the consequences of such non-compliance, including fines and other penalties, which, in turn, may have a material adverse effect on the business, operations, financial condition, and prospects of AGBA and may hinder the ability of AGBA to offer or continue to offer securities to investors. Such an impact could, in turn, cause the value of such securities to significantly decline or be worthless.

Governments in the jurisdictions AGBA operates or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions.

Because we are incorporated in the British Virgin Islands, shareholders may be deemed to be foreign investors in Hong Kong and therefore be subject to restrictions or controls in Hong Kong on the ability of foreign investors to invest in business located or operating in Hong Kong. As a result, there may be a risk of loss to our investors due to, among other things, expropriation, nationalization or confiscation of assets, or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in Hong Kong. While, in some cases, the British Virgin Islands has entered into international investment treaties or agreements designed to encourage and protect investment by BVI persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover Hong Kong or that such treaties or agreements will be fully implemented or effective. In other cases, we may not be able to take advantage of certain treaties because it or they are British Virgin Islands companies and are therefore exposed to additional risk of such loss.

AGBA is subject to many of the economic and political risks associated with emerging markets, particularly China, due to its operations in Hong Kong. Adverse changes in Hong Kong’s or China’s economic, political, and social conditions as well as government policies could adversely affect AGBA’s business and prospects.

We currently conduct its business in Hong Kong and is considering options for expansion of its business in mainland China. Accordingly, we are subject to risks and uncertainties including fluctuations in mainland China’s GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting its ability to make cross-border transfers of funds, regulatory proceedings, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition, and results of operations may be significantly influenced by political, economic, and social conditions in Hong Kong and China generally and by continued economic growth in China.

The Chinese economy differs from the economies of most developed jurisdictions (such as Hong Kong) in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures that focus on accounting for market forces to effect economic reform and are aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and adjustment process may not necessarily have a positive effect on the operations and business development of AGBA. Other political, economic, and social factors may also lead to further adjustments of the reform measures. For example, the PRC government has in the past implemented a number of measures intended to curtail certain segments of the economy, including the real estate industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect to us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, as evidenced by the slowing of growth of the Chinese economy since 2012. In addition, COVID-19 had a severe and negative impact on the Chinese economy in the first half of 2020. In addition, any future escalation of the ongoing trade war between the United States and China, regional or national instability, or the armed conflict between Russia and Ukraine may negatively impact the growth of the Chinese economy. Any prolonged slowdown in the Chinese economy or adverse changes in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China and may reduce the demand for our services and solutions among potential Chinese customers and materially and adversely affect its business and results of operations.

National laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, it may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We may also become subject to the laws and regulations of the PRC to the extent it commences business and customer facing operations in mainland China as a result of any future acquisition, expansion, or organic growth.

AGBA’s potential expansion of activities in China is subject to various risks.

We, as of the date of this proxy statement, primarily operate in Hong Kong. We have been pursuing and will continue to pursue its growth strategy in China, particularly in the Greater Bay Area, comprising Macau, Guangzhou, Shenzhen, and the surrounding area. Currently, we do not have any Chinese operating entities and does not plan to use VIEs in the future to conduct its operations. Our management intends for such expansion to be conducted through customer referrals and partnerships, with its actual sales activities conducted in Hong Kong.

Any expansion of our China-related activities may expose it to additional risks, including:

•        Changing global environment, including changes in U.S., Chinese, and international trade policies;

•        Challenges associated with relying on local partners in markets that are not as familiar to AGBA, including joint venture partners to help AGBA establish its business;

•        Difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;

•        Different governmental approval or licensing requirements;

•        Challenges in recruiting sufficient suitable personnel in new markets;

•        Challenges in providing services and solutions as well as support in these new markets;

•        Challenges in attracting business partners and customers;

•        Potential adverse tax consequences;

•        Foreign exchange losses;

•        Limited protection for intellectual property rights;

•        Inability to effectively enforce contractual or legal rights; and

•        Local political, regulatory, and economic instability or wars, civil unrest, and terrorist incidents.

Moreover, changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our growth plans. If we are unable to effectively avoid or mitigate these risks, its ability to grow its China-related business will be affected, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

As we further expand into the international market, it is increasingly subject to additional legal and regulatory compliance requirements, including local licensing and periodic reporting obligations. We may inadvertently fail to comply with local laws and regulations, and any such violation could subject to regulatory penalties, such as revocation of licenses, which would in turn harm its brand, reputation, business operation and financial results. Although we have policies and procedures in place to enhance compliance with local laws and regulations, there can be no assurance that its employees, contractors, or agents will stay compliant with these policies and procedures.

AGBA’s financial services revenues are highly dependent on macroeconomic conditions as well as market conditions in Hong Kong, China, and globally. Disruptions in the global financial markets and economic conditions could adversely affect the AGBA and its institutional clients and customers.

Given the significant proportion of its business operations concentrated in Hong Kong, our success depends largely on the health of the Hong Kong financial industry, which is affected by changes in general economic conditions beyond the our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, changes in household debt levels, and increased unemployment or stagnant or declining wages affect the our customers’ income and thus their ability and willingness to take loans from us, invest with us, or engage with our other financial products. Domestic and global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income both individual and institutional consumers have, which in turn reduces consumer spending and their willingness to engage with the our financial services. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit and other financial markets at any time and could adversely affect our financial condition.

Changes in the condition of Hong Kong’s and China’s economies generally affect the demand and supply of financial products, which in turn will affect demand for the solutions that we provide. For example, a credit crisis, or prolonged downturn in the credit markets could severely affect our operating environment by, for example, causing a tightening in credit guidelines, limited liquidity, deterioration in credit performance, or increased foreclosures. Since a significant portion of our revenue is generated from transaction-based fees and commissions, a decrease in transaction volumes could cause a material decline in our revenues for the duration of such crisis.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, diminished liquidity and credit availability, and ratings downgrades or declining valuations of certain investments. In past economic downturns, governments have taken unprecedented actions to address and rectify these extreme market and economic conditions, including by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly affect the businesses of our customers, which could in turn negatively affect our revenues.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the European Union, the United States, and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the trade tensions between the United States and China. Starting from 2018, changes in U.S. trade policies have occurred, including the imposition of tariffs. These types of developments, including a potential trade war, could have a material adverse impact on the Chinese economy and in turn on the Hong Kong economy. On January 31, 2020, the United Kingdom ceased to be a member of the European Union (commonly referred to as “Brexit”). The effects of Brexit on worldwide economic and market conditions remain uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, protests in Hong Kong in 2019, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States, and the armed conflict between Russia and Ukraine have also resulted in instability and volatility in the global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties, or other regulatory actions, which could negatively affect the AGBA’s operating results, business, and prospects.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we have implemented or are considering a number of legislative and regulatory proposals concerning personal data protection. Our management has been monitoring the evolution of this area of law and intends to take steps to ensure compliance with laws applicable to our current operations in Hong Kong and potential future operations in China.

While our management believes that we are not currently subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, We may be subject to such laws in the future. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Risks Relating to AGBA’s Business

The ability of AGBA to continue as a going concern is dependent upon its ability to raise additional funds and implement its business plan.

Our consolidated financial statements accompanying this proxy statement were prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. For the year ended December 31, 2023, we reported approximately US$49.2 million net loss and US$42.3 million net cash outflows from operating activities. As of December 31, 2023, we had the accumulated losses of approximately US$65.6 million and cash and cash equivalents of $1.9 million.

Our management intends to continue to monitor our capital structure and evaluate various funding alternatives that may be needed to finance its growth strategy, business development, and operating expenses, including fundraising through equity or debt capital markets. Nonetheless, there can be no assurance that we will be successful in such fundraising or that if it can secure such funds that they will be sufficient to meet the financing needs of AGBA and to allow us to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Going Concern.”

The success and growth of AGBA will depend, in part, upon its ability to be a leader in technological innovation in its industries.

We operate in industries experiencing rapid technological change and frequent product introductions. To succeed, we must lead its peers in designing, innovating, and introducing new technology and product offerings. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior client experience, the demand for its products and services may decrease, it may lose market share and its growth and operations may be hampered.

For example, part of our Platform Business relies on its continued ability to process loan applications over the internet, accept electronic signatures, provide instant process status updates, and provide other client- and loan applicant-expected conveniences. Our proprietary platform technology is integrated into all steps of its business processes. Our dedication to incorporating technological advancements into its service platforms requires significant financial and personnel resources. Maintaining and improving this technology will require us to expend significant capital expenditures on its proprietary technology platforms.

To the extent that we are dependent on any particular technology or technological solution, it may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of its competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain, and update, becomes subject to third-party claims of intellectual property infringement, misappropriation, or other violation, or malfunctions or functions in a way not anticipated. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems that we may encounter in improving its websites’ and other technologies’ functionality.

The technologies that AGBA uses may contain undetected errors, which could result in customer dissatisfaction, damage to the AGBA’s reputation, or loss of customers.

Some of the solutions that we offer are built on large stacks of data, requiring sophisticated and innovative technologies to address our operating needs, predict operating patterns, and help make decisions in terms of business strategies and implementation plans. We aim to make its operations and solutions more streamlined, automated, and cost-effective by using advanced technologies which are currently under development. We may encounter technical obstacles, and it may discover problems that prevent such technologies from operating properly, or at all, which could adversely affect our information infrastructure and other aspects of its business where such technologies are applied. If our solutions do not function reliably or fail to achieve its customers’ expectations for performance, we may lose existing customers or fail to attract new ones, which may damage its reputation and adversely affect its business, financial condition, and results of operations. Material performance problems, defects, or errors in our existing or new software, applications, and solutions may arise and may result from the interface between solutions and systems and data that it did not develop, the function of which is beyond its control, or defects and errors that were undetected in internal testing. These types of defects and errors, and any failure by us to identify and address them, could result in a loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solutions. Correcting these types of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition, and results of operations.

We rely on our business relationships with product issuers and the success of those product issuers, and the future development depends, in part, on the growth of such product issuers and their continued collaboration.

The Platform Business relies, in part, on financial products provided by certain banks, insurance companies, or other companies that offer financial products (product issuers). Our management team believes that establishment of business relationships with major product issuers such as MassMutual Asia Limited, Prudential Hong Kong Limited, and Zurich International Life Limited, which facilitates our ability to provide a wide variety of products to satisfy customers’ needs and enables it to negotiate favorable terms with such product issuers, to the benefit of its customers, contributes to its current success. The long-term business relationships that the Platform Business has established with major product issuers are formed on the basis of the terms of business, broker contracts, and/or conditions issued by the product issuer(s) setting out the terms and conditions upon which product issuer(s) are prepared to accept business referred or introduced to them. However, there is no assurance that the Platform Business will succeed in maintaining existing and/or establishing new, strategic relationships with product issuers. If the Platform Business cannot maintain and/or establish such relationships, it and its subsidiaries’ access to similar financial products may be restricted, and their business, operations, and financial position may, in turn, be adversely affected.

The Platform Business’s future development depends, in part, on the growth of such product issuers, on their continued development of new financial products, and on their continued collaboration. Failure by such product issues to continue to sell new financial products may, in turn, limit our ability to offer such products to their customers. There can be no assurance that if any product issuer discontinued its business or ceased to collaborate with us could find replacement products on comparable terms, or at all. If the Platform Business cannot maintain its current pipeline of products from product issuers, it and its subsidiaries’ access to similar financial products may be restricted, and their business, operations, and financial position may, in turn, be adversely affected.

The property agency segment of the Platform Business has historically operated on thin margins, which expose it to risk of non-profitability and recent trends have caused the segment to be loss-making.

The property agency segment of the Platform Business, run by OnePlatform International Property Limited (“OIP”), has historically operated with thin profit margins. In accordance with its contracts with property developers and agreements with its own staff, commission income from OIP’s operations is dispersed broadly among both the consultancy force and salespersons, often equaling up to 50% of the commission. This significant split of commission income has historically resulted in marginal profit for OIP.

In recent years, the segment has been loss-making and was supported by intercompany loans. While our management intends to generate sufficient cash flows from the segment to repay such intercompany loans and create positive profit margins, there can be no assurance that the property agency segment of the Platform Business will be able to generate such cash flows now or in the future. Without a change in the commission sharing mechanism or optimization of the segment’s operating costs, the property agency segment’s ability to achieve additional profits may be limited. There can be no assurance that OIP will be able to achieve changes in commission sharing or optimization of operating costs to sufficient levels, or at all. In addition, given the competitive environment in which OIP operates, there also can be no guarantee that such changes would not create a loss of engagement with property developers and salespersons. Such disruptions to the property agency segment of the Platform Business could have negative effects on its business, financial condition, results of operations, and prospects.

AGBA relies on third parties for various aspects of its business and the services and solutions that it offers. AGBA’s business, results of operations, financial condition, and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with AGBA, or if they fail to perform in accordance with the terms of their relevant contracts.

We rely on third parties for various aspects of its business and the solutions they offer. For example, we rely on computer hardware, software, and cloud services, internet and telecommunication services, and third-party supplied data. We expect to continue to rely on these third parties to supplement its capabilities for a significant period, if not indefinitely. Therefore, we need all of these parties to function in a flawless and timely manner in order to conduct its business. However, there can be no assurance that these third parties will provide their support properly or in a cost-effective manner or that the third party-supplied data we rely on will be complete, accurate, or reliable. In the event of problems with any of these third-party providers, transitioning to new providers may disrupt our business and increase costs.

If any of the third-party service providers fail to perform properly, there can be no assurance that we would be able to find suitable replacement suppliers on commercially reasonable terms on a timely basis, or at all. The third-party service providers may carry out their business in an inappropriate manner or in violation of regulations or laws. Any of such occurrences could diminish our ability to operate or damage its business reputation, or cause it regulatory or financial harm, any of which could negatively affect our business, financial condition, and results of operations.

Failure to maintain and enlarge the customer base of AGBA or to strengthen customer engagement may adversely affect its business and results of operations.

Our revenue growth depends, in part, on its ability to maintain and enlarge its customer base and strengthen customer engagement so that more of its customers will use our solutions more often and contribute to our revenue growth. Although we maintain business relationships with its existing customers and has successfully developed different marketing channels to generate business from referrals, recurring business, and direct marketing, less than 15% of the total revenue for the year ended December 31, 2023 was generated by recurring business from existing customers purchasing new products through the Platform Business. This diffusion of our customer base requires us to constantly maintain and refresh its broad customer base. Our customers are, however, geographically concentrated, as substantially all of its major customers are located in Hong Kong. Fluctuations in the macro-economic environment in Hong Kong may have adverse effects on our major clients.

There can be no assurance that our customers will continue to use its services and solutions once their existing contract or relationship expires or that they will purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain and enlarge its customer base and strengthen customer engagement will depend on many factors, some of which are out of our control, including:

•        its ability to continually innovate technologies to keep pace with rapid technological changes;

•        its ability to continually innovate solutions in response to evolving customer demands and expectations and intense market competition;

•        its ability to customize solutions for customers;

•        customer satisfaction with our solutions, including any new solutions that AGBA may develop, and the competitiveness of pricing and payment terms;

•        the effectiveness of our solutions in helping customers improve efficiency, enhance service quality, and reduce costs;

•        customers’ acceptance of our pricing models;

•        Our ability to transition customers from “hook products,” which AGBA provides at low or even no charge, to products that provide more revenue and better margins; and

•        the success and growth of our customers, which could be affected by general-economic and market conditions, regulatory developments and other factors.

As many of our customers are engaged using a transaction-based model, a reduction of transactions by its customers would adversely affect our business and results of operations.

In addition, we have derived some of our customers either through acquisitions of new businesses or by intra-group referrals. If we cannot develop customers organically, conduct as many acquisitions, or receive as many customer referrals as it has historically, it may not be able to grow its customer base as quickly, or at all.

A number of AGBA’s business partners are commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations, or standards in the financial services industry could harm its business.

A number of our business partners are commercial banks and other financial institutions that are highly regulated and must comply with complex and changing government regulations and industry standards, which are subject to significant changes, in the various jurisdictions in which they operate. Global, regional, or local regulatory developments, including those in respect of consumer protection, credit availability, risk management, and data privacy, could adversely affect our customers or otherwise result in a reduction in the volume and frequency of its business transactions.

Our financial institution partners must sometimes include restrictive provisions in their contracts with service providers, with respect to security and privacy, ongoing monitoring, risk management, and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer, or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As aspects of our business employ a broker-based model, any reduction of transactions by our partners may materially and adversely affect our business and results of operations.

As a result of such laws and regulations, certain of our business partners have had, or will have, to adjust their business practices in ways that reduce their use of our solutions, and these types of changes in response to regulatory developments may adversely affect our business, result of operations, and financial conditions.

Significant increases and decreases in the number of transactions by AGBA’s clients can have a material negative effect on AGBA’s profitability and its ability to efficiently process and settle transactions.

Significant volatility in the number of client transactions and rebalancing activity may result in operational problems such as a higher incidence of failures to deliver services and errors in processing transactions, and such volatility may also result in increased personnel and related processing costs. We may experience adverse effects on its profitability resulting from significant reductions in product sales and may encounter operational problems arising from unanticipated high transaction volume because we are not able to control such fluctuations.

In addition, significant transaction volume could result in inaccurate books and records, which would expose us to disciplinary action by governmental agencies and other relevant regulators.

We operate in a competitive and evolving industry; if we are unable to compete effectively, it may lose market share.

The market competition in which we operate is intense and all aspects of their businesses are highly competitive. we compete for clients, customers, and personnel directly with other financial advisory firms, securities firms, and, increasingly, with other types of organizations and businesses offering financial services, such as banks and insurance companies. The financial technology services industry in Hong Kong and China is also highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies, and internet companies, are entering this market.

We primarily face competition posed by major, existing financial institutions, including traditional banks and insurance agencies. However, we also face threats of new players entering its industries, particularly the fintech industry, in Hong Kong and China. While our management believes that we have a competitive advantage by having a full suite of financial products (including insurance, investment, and credit) coupled with a captive customer base and well-established infrastructure (including operational capabilities and technology), some of our competitors may have greater brand recognition, larger customer bases or greater financial, technological, or marketing resources. There can be no assurance that our competitors will not be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards, or customer requirements, or successfully adapt to significant changes in regulatory and industry environments.

The financial services industry continues to evolve technologically, with an increasing number of firms of all sizes providing lower cost, computer-based “robo-advice” and enhanced digital experiences for clients with previously limited personalized service. Industry and technology changes may result in increased prevalence of robo-advisors. We are subject to risk from accelerated industry changes and competitive forces, which have resulted and are expected to continue to result in significant costs for strategic initiatives to respond to such changes. Our ability to compete in its industries is based primarily on a business model designed to serve clients through personalized relationships with financial advisors offering a full-product suite complemented by a low-cost digital platform. We may be subject to operational risk if its current business model is unable to keep pace with a rapidly changing environment, which includes client, industry, technology, and regulatory changes. In addition, our ability to compete and adapt its business model may be impacted by changing client demographics, preferences, and values. If our services do not meet client needs, it could lose clients, thereby reducing revenues and profitability.

Talent competition among our competitors also exists for financial advisors, technology specialists, and corporate staff. Our continued ability to expand its business and to compete effectively depends on its ability to attract qualified employees and to retain and motivate current employees. Additionally, during an economic downturn, there is increased risk that our successful personnel may leave or be hired away by its competitors, if we experience reduced profitability.

Competition may also result in continued pricing pressures, which may lead to price reductions for our services and offerings and may adversely affect its profitability and market share. In addition, we may face competition from its own customers or financial product providers, who may develop their own solutions internally after they have gained experience and expertise independently or through their use of our solutions. If we are unable to successfully compete in its relevant industries, its business, financial condition, and results of operations may be materially and adversely affected.

If we are unable to protect or promote its brand and reputation, its business may be materially and adversely affected.

Our brand names and reputation are subject to a variety of factors that are beyond its control. For example, customer complaints about our services and negative publicity about the financial services industry could diminish consumer confidence in our solutions. Failure to protect our customers’ privacy or effectively adopt security measures could have the same effect. Measures that we may take from time to time to combat risks of fraud and breaches of privacy and security can damage relations with its customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. If we cannot handle customer complaints effectively or balance different customers’ needs appropriately, its reputation may suffer, and we may lose customers’ confidence. Furthermore, we may be subject to claims seeking to hold it liable for inaccurate or false information. Any claims, regardless of merit, may force us to participate in costly time-consuming litigation or investigations, divert significant management and staff attention, and damage its reputation and brand. In addition, our reputation may be undermined if its customers and product issuers, many of whom are financial institutions, violate laws and regulations such as financial supervision regulations and anti-money laundering laws, when interacting with our solutions. Any significant damage to our reputation, or to the perceived quality or awareness of its brands or solutions, or any significant failure by us to promote and protect its brands and reputation, could make it more difficult for us to maintain a good relationship with its customers, promote its services or retain qualified personnel, any of which may have a material adverse effect on our business.

Our future marketing and efforts to build its brands will likely require it to incur additional expenses. In 2022, AGBA changed the branding of many of its group companies to reflect new brands, such as “AGBA”, “AGBA Focus”, “AGBA Perform” and “OnePlatform,” that align with our new approach to the market.

These re-branding efforts include obtaining new trademark and domain name registrations, which efforts are ongoing. Increased marketing expenses in the short term may be required to familiarize our customers and the public with these new brand names. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote, protect, and maintain its brands while incurring additional expenses, its results of operations and financial condition would be adversely affected, and its ability to grow its business may be impaired.

Breach of AGBA’s security measures or those of any third-party cloud computing platform provider, or other third-party service providers, may result in AGBA’s data, IT systems, and services being perceived as not being, or actually not being, secure.

Some of our services involve storage and transmission of its customers’ and their end-customers’ proprietary and other sensitive data, including financial information and other personally identifiable information. Our security measures may be breached as a result of efforts by individuals or groups of hackers and sophisticated organizations, including by fraudulently obtaining system information of our employees or customers. Our security measures also could be compromised by employee error or malfeasance, which could result in unauthorized access to, or denied authorized access to, our IT systems, customers’ data, or its own data, including with respect to our intellectual property and other confidential business information.

Because the techniques used to breach, obtain unauthorized access to, and sabotage IT systems change frequently, grow more complex over time, and are generally not recognized until launched against a target, we may be unable to anticipate or implement adequate measures to prevent such techniques. In addition, we are often an early adopter of new technologies and new ways of sharing data and communicating internally and with partners and customers. As its IT systems continue to evolve, their complexity increases. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures to protect their data that is stored on our servers. Because we do not control its customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services.

A security breach could expose us to a risk of loss or inappropriate use of proprietary and sensitive data, or the denial of access to this data. A security breach also could result in a loss of confidence in the security of its services, damage our reputation, negatively impact future sales, disrupt its business, and lead to legal liability. Finally, the detection, prevention, and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional direct and indirect costs, for example, we may be required to purchase additional infrastructure or its remediation efforts may degrade the performance of our solutions.

Unexpected network interruptions, security breaches, cyberattacks, or computer virus attacks, and failures in AGBA’s information technology systems, could have a material adverse effect on AGBA’s business, financial condition, and results of operations.

Our information technology systems support all phases of its operations and are an essential part of the group’s technology infrastructure. The robust reliability of our platform is one of its competitive strengths that it relies on to attract and retain customers. If our systems fail to perform, it could experience disruptions in operations, slower response times, or decreased customer satisfaction. We must process, record, and monitor a large number of transactions, and its operations are highly dependent on the integrity of its technology systems and its ability to make timely enhancements and additions to such systems. System interruptions, errors, or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to systems, changes in customer usage patterns, linkages with third-party systems, and power failures. Our systems also are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disasters, power outages, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

AGBA has in the past experienced network interruptions, which did not have a material adverse impact on the business.

However, our business depends on the performance and reliability of its internet infrastructure. There can be no assurance that our internet infrastructure will remain sufficiently reliable for its needs. Any failure to maintain the performance, reliability, security, or availability of its network infrastructure may cause significant damage to its ability to attract and retain customers. Major risks involving our network infrastructure include:

•        breakdowns or system failures resulting in a prolonged shutdown of its servers;

•        disruption or failure in the national backbone networks in Hong Kong, China, and the other markets where AGBA operates, which would make it impossible for customers to access our solutions;

•        damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods, telecommunications failures, or other similar events; and

•        any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our platform or deterioration in the quality of or access to its solutions could reduce customer satisfaction and result in a reduction in the activity level of our customers. Furthermore, increases in the volume of traffic on our platform could strain the capacity of its existing computer systems and bandwidth, which could lead to slower response times or system failures. This strain could cause a disruption or suspension in our services delivery, which could, in turn, hurt its brand and reputation. We may need to incur additional costs to upgrade its technology infrastructure and computer systems to accommodate increased demand if it anticipates that its systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to deliver its solutions. There can be no assurance that we will not suffer unexpected losses, reputational damage, or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

As part of our normal business activities, we collect and store or have access to certain proprietary confidential, and personal information, including information about our employees, customers, vendors and business partners, which may be entitled to protection under a number of regulatory regimes. The protection and security of our network systems and our own information, as well as information relating to our employees, customers, vendors, business partners and others, is vitally important to us. Any failure of us to maintain the security of our network systems and the proprietary, confidential, and personal data in our possession, including via the penetration of our network security and the misappropriation of proprietary, confidential and personal information, could result in costly investigations and remediation, business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also result in deterioration in our employees’, customers’, vendors’ and business partners’ confidence in us and other competitive disadvantages, and thus could have a material adverse effect on our business, financial condition and results of operations.

The frequency, intensity, and sophistication of cyberattacks and data security incidents has significantly increased in recent years and is constant. As with many other businesses, we are continually subject to cyberattacks and the risk of data security incidents. Due to the increased risk of these types of attacks and incidents, we have implemented information technology and data security tools, measures, and processes designed to protect our networks systems, services, and the personal, confidential or proprietary information in our possession, and to ensure an effective response to any cyberattack or data security incident. We also have privacy and data security policies in place that are designed to detect, prevent, and/or mitigate cyberattacks and data security incidents. Whether or not these policies, tools, and measures are ultimately successful, the expenditures could have an adverse impact on our financial condition and results of operations, and divert management’s attention from pursuing our strategic objectives. As newer technologies evolve, we could be exposed to increased risks from cyberattacks, data security events, and data breaches, including those from human error, negligence or mismanagement or from illegal or fraudulent acts.

AGBA’s inability to use software licensed from third parties, including open-source software, could negatively affect its ability to sell its solutions and subject it to possible litigation.

Our technology platform incorporates software licensed from third parties, including open-source software, which we use without charge. Although we monitor its use of open-source software, the terms of many open-source licenses that it is subject to have not been interpreted by courts, and there is a risk that these licenses could be construed to impose unanticipated conditions or restrictions on its ability to provide its solutions. In addition, the terms of open-source software licenses may require us to provide software that it develops to others on unfavorable license terms. For example, certain open-source licenses may require us to offer the components of its platform that incorporate open-source software for free, to make source code for modifications or derivative works available to others, and to license such modifications or derivative works under the terms of the particular open-source license.

In addition, we could be required to seek licenses from third parties to continue offering its solutions, and these types of licenses may not be available or may be on terms not acceptable to us. Alternatively, we may need to re-engineer its solutions or discontinue using certain functionalities of its solutions. Our inability to use third-party software could result in business disruptions, or delays in developing future offerings or enhancements of its existing solutions, which could materially and adversely affect our business and results of operations.

AGBA’s business in the credit industry requires sufficient liquidity to maintain its business activities, and it may not always have access to sufficient funds.

Liquidity, or ready access to funds, is essential to our business, particularly its money lending business through OnePlatform Credit Limited (“OCL”) and Hong Kong Credit Corporation Limited (“HKCC”). A tight credit market could have a negative impact on the ability of either or both of OCL and HKCC to maintain sufficient liquidity to meet their working capital needs and to meet regulatory requirements. Short-term and long-term financing are two sources of liquidity that could be affected by a tight credit market. In a tight credit market, lenders may reduce their loan amounts. There can be no assurance that financing will be available at attractive terms, or at all, in the future.

Additionally, our access to funds held at a broker-dealer is subject to regulatory capital requirements and may require approval from regulators. A significant decrease in our access to funds could negatively affect its business, financial management, and reputation in the industry.

AGBA is subject to credit risk due to the nature of the transactions it processes for its clients.

We are exposed to the risk that third parties who owe it money, securities, or other assets will not meet their obligations. Many of the transactions in which AGBA engages expose it to credit risk in the event of default by its counterparty or client, such as loans or cash balances held at major financial institutions. In addition, our credit risk may be increased when the collateral it holds cannot be realized or is liquidated at prices insufficient to recover the full amount of the obligation due to us. Financial instruments that potentially subject us to credit risk consist of cash equivalents, restricted cash, accounts, and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,050) if the bank with which an individual/a company hold its eligible deposit fails. We maintain cash and other funds in escrow at financial institutions in Hong Kong, which can be subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness, and there can be no assurance that they will remain of high credit quality.

We have evaluated the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Nonetheless, there can be no assurance that its customers will not default on their obligations or otherwise expose us to the negative impacts of credit risk.

Restrictions imposed by the outstanding indebtedness and any future indebtedness of AGBA may limit its ability to operate its business and to finance its future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of the outstanding indebtedness and any future indebtedness may restrict us from taking certain actions, including, among other things:

•        incurring additional indebtedness;

•        creating or incurring liens;

•        paying dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, capital stock;

•        making repayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•        creating negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•        making acquisitions, investments, loans (including guarantees), advance or capital contributions;

•        engaging in consolidations, amalgamations, mergers, liquidations, dissolutions, dispositions and/or selling, transferring, or otherwise disposing of assets, including capital stock of subsidiaries;

•        entering into certain sale and leaseback transactions;

•        engaging in certain transactions with affiliates; or

•        changing material lines of business.

There can be no guarantee that we will be able to maintain compliance with any of its loan covenants or, if we fail to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of business could adversely affect us by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to business.

A breach of any of the covenants in existing or future credit agreements could result in an event of default, which, if not cured or waived, could trigger acceleration of indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. Any such acceleration of indebtedness could have a material adverse effect on the business, results of operations, and financial condition of AGBA. In the event of any default under existing or future credit facilities of AGBA, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, if AGBA was to grant a security interest in a significant portion of its assets to secure obligations under a lending agreement, the applicable lenders, during the existence of an event of default, could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for obligations of AGBA as borrower.

AGBA’ performance depends on key management and personnel. Any failure to attract, motivate and retain staff could severely hinder AGBA’s ability to maintain and grow AGBA.

Our future success is significantly dependent upon the continued service of a handful of its key personnel. If we lose the services of any member of management or other key personnel, it may not be able to locate suitable or qualified replacements, and it may incur additional expenses to recruit and train new staff, which could severely disrupt its business and growth, therefore materially and adversely affecting our business, financial condition, results of operations, and prospects. If any dispute arises between our current or former personnel, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or elsewhere (as relevant), and we may not be able to enforce them at all.

The wide range and diversity of the services and solutions that we provide may require the hiring and retention of a wide range of experienced personnel who can adapt to a dynamic, competitive, and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels as it expands its business and operations. Competition for talent in Hong Kong’s financial technology industry is particularly intense, and the availability of suitable and qualified candidates is limited.

Substantially all of AGBA’s current operations are housed in one location. If the facilities are damaged or rendered inoperable by natural or man-made disasters, AGBA’s business may be negatively impacted.

The current headquarters adopts an open-office design throughout the entire building to minimize overall expenses, promote collaborative culture, and create a more flexible workspace environment.

As a result, most of our operations currently are housed in one building. Certain of our subsidiaries compensate the Legacy Group for the use of their office space through existing service agreements. See “Certain Transactions and Related Party Transactions — Certain Transactions of AGBA”. AGBA Tower, and our offices therein, could be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, fires, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, extreme weather conditions, medical epidemics, and other natural or man-made disasters, pandemics, epidemics, or other business interruptions. If due to such disaster a significant portion of our team members must work remotely for an extended period, our business may be negatively impacted.

On January 25, 2022, we purchased an office premise located at Kaiseng Commercial Centre, No 4 & 6, Hankow Road, Kowloon, Hong Kong from the Legacy Group for a consideration of approximately US$8.0 million. The purchase price was offset by the deduction of a previously paid earnest deposit of US$7.2 million and partially settled by cash. Our management used this office premises for rental purpose. On July 20, 2023, we sold this office premise to an independent third party for the purchase price of $6.13 million.

AGBA may not be able to identify or pursue suitable acquisition or expansion opportunities or achieve optimal results in future acquisitions or expansions, and it may encounter difficulties in successfully integrating and developing acquired assets or businesses.

To further grow its businesses and increase its competitiveness and profitability, we intend to continue expanding its services and solutions in both Hong Kong and China. We have been actively looking for acquisition or expansion opportunities that may be beneficial. Over the past few years, Fintech has invested in a number of companies in the fintech space, such as Tandem. We will continue to seek opportunities for acquisition and expansion. However, acquisitions or expansions may not be successfully completed, and we may not be able to find or consummate suitable acquisition or expansion alternatives. Any expansion of AGBA into China may also involve risks related to businesses operating in China. If we successfully complete any acquisition or expansion, it may raise financing, either in the capital markets or in the form of bank financing, to cover all or part of the purchase price, which will lead to changes to our capital structure and may restrict us in other ways. In addition, to the extent that any of these business initiatives are funded through the issuance of equity or convertible debt securities, the ownership interest of our shareholders could be diluted.

We have acquired and may in the future acquire other businesses or companies with advanced financial technologies, leading financial technology products, valuable intellectual property, or other businesses or assets with capabilities and strategies that our management believes are complementary to and are likely to enhance its businesses. However, there can be no assurance that we will be able to identify attractive acquisition targets, negotiate favorable terms, obtain necessary government approvals or permits, complete necessary registrations or filings, or obtain necessary funding to complete these acquisitions on commercially acceptable terms, or at all.

Acquisitions and expansions involve numerous risks, including potential difficulties in retaining and assimilating personnel, risks and difficulties associated with integrating the operations and culture of AGBA, diversions of management attention and other resources, lack of experience and industry and market knowledge of the new businesses, risks and difficulties associated with complying with laws and regulations related to the acquisitions and failure to properly identify problems with acquisition targets through the due diligence process. In addition, acquisitions and expansions may significantly stretch our capital, personnel, and management resources and, as a result, we may fail to manage its growth effectively. Any new acquisition or expansion plans may also result in its inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the new businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our business, financial condition, and results of operations. In particular, if any new businesses we acquire fail to perform as expected, we may be required to recognize a significant impairment charge, which could materially and adversely affect its business, financial condition, and results of operations. There may also be established players in these sectors and markets that enjoy significant market share, and it may be difficult for us to win market share from them. Furthermore, some of the overseas markets that we may target may have high barriers of entry for foreign players. There can be no assurance that our acquisition or expansion plans will be successful. As a result, there can be no assurance that we will be able to realize the strategy behind an acquisition or expansion plan, reach the desired level of operational integration, or achieve its investment return targets.

AGBA and its directors, management, and employees currently are and may in the future be subject to litigation and regulatory investigations and proceedings, and any adverse findings may have a material adverse effect on AGBA’s business, results of operations, financial condition, and prospects and harm its reputation.

Many aspects of our business involve substantial litigation and regulatory risks, and our members and management may be subject to claims and lawsuits in the ordinary course of their business or in connection with the Legacy Group. We are also, from time to time, subject to examinations, informal inquiries and investigations by regulatory and other governmental agencies. In the ordinary course of business, we are also subject to arbitration claims, lawsuits, and litigation, either as plaintiff or defendant.

Actions brought against us may result in settlements, injunctions, fines, penalties, or other results adverse to the directors, management, and employees that could harm its business, financial condition, results of operations, and reputation. Any action against our directors, management, and employees, even those without merit and even if the relevant party is successful in defending itself against them, may cause us to incur significant costs, and could place a strain on its financial resources, divert the attention of management from its core business, and harm its reputation. A significant judgment or regulatory action against our directors, management, and employees or a material disruption in the business of AGBA arising from adverse adjudications in proceedings against its directors, officers or employees would have a material adverse effect on its liquidity, business, financial condition, results of operations, reputation, and prospects.

As a publicly listed company, we are likely to face additional exposure to claims and lawsuits. These claims could divert management’s time and attention away from its business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims, which could harm its reputation, business, financial condition, and results of operations.

We implement policies and conduct regular compliance training designed to deter wrongdoing, promote honest and ethical conduct, and ensure the accuracy of financial statements and public communications as well as compliance with applicable governmental laws, rules, and regulations. However, there can be no assurance that all of our directors, management, and employees will strictly abide by these rules and policies, or that we can effectively and timely deter, detect, and remedy all misconduct. Any gross misconduct by our directors, management, and employees, including, but not limited to those in relation to commercial, labor, employment, financial, operational, accounting, auditing or securities matters, may lead to investigations and/or litigation and have a material adverse impact on our business, financial condition and results of operations, and harm its reputation.

We may not have sufficient insurance coverage to cover our business risks.

We maintain insurance to cover its potential exposure for claims and losses. However, our insurance coverage may be inadequate or unavailable to protect us fully, and we may not be able to acquire any coverage for certain types of risks such as business liability or service disruptions, and our coverage may not be adequate to compensate us for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, or natural disaster could also expose us to substantial costs and resource diversion. There can be no assurance that our existing insurance coverage will be sufficient to prevent us from any loss or that we will be able to successfully claim our losses on a timely basis, or at all. If we incur any loss that is not covered by its existing insurance policies, or the amount of compensation that it receives is significantly less than its actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to protect the intellectual property rights of AGBA or its subsidiaries or to ensure the continuing right to own, use or license all intellectual property required for its or their operations could impair AGBA’s ability to protect its proprietary technology and its brand.

Our success and ability to compete depends in part upon its intellectual property. As of the date of this proxy statement, our portfolio of intellectual property includes, primarily, domain names and trademarks. We are currently in the process of re-branding its business, and as part of this exercise, we are in the process of obtaining domain names and trademark registrations for its new brands, such as “AGBA”, “AGBA Focus”, “AGBA Perform” and “OnePlatform.” We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights.

The steps that we take to secure, protect, and enforce its current and future intellectual property rights may be inadequate. We may not be able to obtain any further trademarks (including those for “AGBA” and “OnePlatform”) or patents, our current intellectual property could be invalidated, our competitors could design their products around our current technology, or we could lose access to third party intellectual property on which we may rely.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to our management and could result in the impairment or loss of its intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Any failure to secure, protect and enforce its intellectual property rights could substantially harm the value of our technology, products, brand, and business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries or regions with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology, and the risk of intellectual property misappropriation may be higher in these countries. Consequently, we may be unable to prevent its proprietary technology from being infringed or exploited abroad, which could affect its ability to expand into international markets or require costly efforts to protect its technology. We are in the process of obtaining new domain names and trademark registrations in connection with its ongoing re-branding efforts. Failure to promptly obtain such registrations or otherwise fully project such intellectual property may expose us to intellectual property related risks, which may materially and adversely affect its business, financial condition and results of operations.

In addition, our contractual agreements, including IP assignment arrangements in employment contracts, may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in Hong Kong,

China, or other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly, and the steps has taken may be inadequate to prevent infringement or misappropriation of its intellectual property. If we resort to litigation to enforce or protect its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources. There can be no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors, and, in that case, we would have no right to prevent others’ use of them.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt its business and operations.

There can be no certainty that the operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks, or other intellectual property rights held by third parties. We may be subject to penalties, legal proceedings, and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services, or other aspects of its business. There could also be intellectual property rights that we are not aware of that our solutions or services may inadvertently infringe. To the extent that we seek to register any new intellectual property, there can be no assurance that such applications will be approved, that any issued intellectual property rights would adequately protect our intellectual property, or that such intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce these patents against us in Hong Kong, China, or any other jurisdictions. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, it may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and it may incur licensing fees or be forced to develop alternatives of its own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from its business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt its business and operations by restricting or prohibiting its use of the intellectual property in question, which may materially and adversely affect its business, financial condition, and results of operations.

Additionally, registering, managing, and enforcing intellectual property rights in the PRC is often difficult. Statutory laws and regulations may not be applied consistently due to the lack of clear interpretation guidance.

We have registered for certain trademarks in Hong Kong, China, and Taiwan. However, third parties may file applications to register the same or similar trademarks. In addition, third parties may object its registrations, and the relevant trademark authority may not rule in our favor in such disputes. If our trademarks are revoked or otherwise canceled, we may be prohibited from using those trademarks in its business operations, and we may need to change certain of its products logos, which may have an adverse effect on its business and operations.

We are party to a number of related party transactions, which may result in interdependence or potential conflicts of interest.

In the ordinary course of their business, our subsidiaries enter into transactions with related parties. Related parties may be individuals (being members of key management personnel and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group and the Legacy Group. Such interdependence may mean that any material adverse changes in the operations or financial condition of related parties could adversely affect our results of operations. We expect that it will continue to enter into transactions with related parties.

While we employ strong corporate governance provisions and related party transaction policies that require such transaction to be conducted on an arm’s length basis, there can be no assurance that relevant government regulators will make the same conclusion with respect to such transactions. Further, there can be no assurance that such related party transactions, if questioned, will not have an adverse effect on our business or results of operations.

We operate in a variety of heavily regulated industries in Hong Kong and globally, which expose its business activities to risks of noncompliance with an increasing body of complex laws and regulations.

Due to the heavily regulated nature of the industries in which we operate, primarily the insurance, Mandatory Provident Fund (“MPF”), asset management and money lending industries, we are required to comply with a wide array of Hong Kong laws and regulations that regulate, among other things, the manner in which they conduct their businesses, which of our operating entities can provide certain services, and the fees that they may charge. Governmental authorities and various Hong Kong agencies, including, among others, the Insurance Authority, the Mandatory Provident Fund Authority, the Securities and Futures Commission, and the Inland Revenue Department, have broad oversight and supervisory authority over us.

Because of the financial services that we offer and deliver, we engage in the relevant service must be licensed in Hong Kong as well as all relevant jurisdictions that require licensure and must comply with each such jurisdiction’s respective laws and regulations, as well as with judicial and administrative decisions applicable to it. Presently, in Hong Kong, we maintain Insurance Broker Licenses, HKSFC Licenses, and Money Lenders Licenses, in addition to their business registrations with the Hong Kong Companies Registry. In addition, these companies are currently subject to a variety of, and may in the future become subject to additional, laws that are continuously evolving and developing, including laws on advertising as well as privacy laws.

These licensing requirements and other regulations directly impact our business and require ongoing compliance, monitoring, and internal and external audits as they continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Subsequent changes to data protection and privacy laws, for instance, could impact how we process personal information, and therefore limit the effectiveness of its products or services or its ability to operate or expand its business, including limiting strategic partnerships that may involve the sharing of personal information.

Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased over time, in response to financial crises as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the financial services sector in Hong Kong and the other markets where we operate. Our management expects that its business will remain subject to extensive regulation and supervision. These regulatory changes could result in an increase in our regulatory compliance burden and associated costs and place restrictions on its operations. Our failure to comply with applicable licensing requirements and relevant laws and regulations could lead to, among other things:

•        loss of its licenses and approvals to engage in its businesses;

•        damage to its reputation in the industry;

•        governmental investigations and enforcement actions;

•        administrative fines and penalties and litigation;

•        civil and criminal liability, including class action lawsuits;

•        increased costs of doing business;

•        diminished ability to sell financial products;

•        inability to raise capital; and

•        inability to execute on its business strategy, including its growth plans.

As applicable licensing requirements and laws evolve, it may be more difficult for our management to identify these developments comprehensively, to interpret changes accurately, and to train our employees effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these licensing requirements, laws, and regulations, which could be detrimental to its business. In addition, a failure to adequately vet and supervise our clients, service providers and vendors, to the extent they are covered by such licensing requirements, laws, and regulations, may also have these negative results.

To resolve issues raised in examinations or other governmental actions, we or certain of our subsidiaries may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to it. Our management expects to continue to incur costs to comply with governmental regulations. In addition, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities that it has conducted in the past. We have been, and its management expects it to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

Although we have systems and procedures directed to comply with these legal and regulatory requirements, there can be no assurance that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner, which could render its current business practices non-compliant or which could make compliance more difficult or expensive. Any of these, or other, changes in laws or regulations could have a detrimental effect on us and its results of operations.

We are subject to evolving regulatory requirements, and failure to comply with these regulations or to adapt to regulatory changes could materially and adversely affect its operations, business, and prospects.

Many of our aspects, including brokerage and technology services to individual investors, banks, and insurance companies, insurance loss adjustment services, online publication services relating to financial product information, facilitating consumer lending products for banks and online small loan companies, managing and distributing various asset management products, and electronic certification services are subject to supervision and regulation by various governmental authorities in Hong Kong or in other jurisdictions where we operate. As we continue to expand its solutions and product offerings, the group may be subject to new and more complex regulatory requirements.

We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of its customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on its business, financial condition, and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

For example, the regulatory framework governing financial technology services is unclear and evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our current operations or technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, it cannot be assured that regulators will interpret laws and regulations the same way as we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify its business models, solutions, and technologies in ways that render its solutions less appealing to potential customers. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, it may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

We may be adversely affected by the complexity, uncertainties, and changes in regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses, or permits applicable to our business may have a material adverse effect on its business and results of operations.

The Hong Kong government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing Hong Kong laws, regulations and policies, and possible new laws, regulations, or policies, including those relating to the internet industry, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and our businesses and activities. There can be no assurance that we have obtained all the permits or licenses required for conducting its business or that it will be able to maintain or update its existing licenses or obtain new ones. If a government authority considers that we were operating without the proper approvals, licenses, or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of its business, it may levy fines, confiscate our income, revoke its business licenses, and/or require us to discontinue its relevant business or impose restrictions on the affected portion of its business. Any of these actions may have a material adverse effect on our business and results of operations.

Uncertainties in the interpretation and enforcement of Hong Kong laws and regulations could limit the legal protections available to us and our investors.

Hong Kong laws and regulations concerning the internet-related and financial services industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to its business operations and to avoid conducting any non-compliant activities under these laws and regulations, governmental authorities may promulgate new laws and regulations regulating the internet-related and financial services industries. There can be no assurance that our operations would not be deemed to violate any such new laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in existing laws, regulations, and policies in Hong Kong, or in the interpretation and application of existing laws, regulations, and policies, which in turn may limit or restrict us and could materially and adversely affect its business and operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Company’s shares.

The value of the Hong Kong dollar against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in Hong Kong and China and by Hong Kong and China’s foreign exchange policies. Presently, the value of the Hong Kong dollar is pegged to the U.S. Dollar. However, on July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar, and the Renminbi appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. Dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up its Special Drawing Rights, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is considered to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. Dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to its exchange rate system. Given the political uncertainty surrounding Hong Kong, there can be no assurance that the Hong Kong dollar will remain pegged to the U.S. Dollar and that it will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces or Hong Kong, PRC, or U.S. government policies may affect the exchange rate between the Hong Kong dollar and the U.S. Dollar in the future.

Substantially all of our revenue and costs are denominated in Hong Kong dollars. Any significant revaluation of the Hong Kong dollar may have a material and adverse effect on an investment in the Company. For example, to the extent that the Company needed to convert U.S. Dollars received from the Merger or other capital markets transactions or borrowings outside Hong Kong into Hong Kong dollars for operations, appreciation of the Hong Kong dollar against the U.S. Dollar would have an adverse effect on the amount the Company would receive from the conversion. Conversely, if the Company decided to convert its Hong Kong dollars into U.S. Dollars for the purpose of making payments for dividends on its ordinary shares or for other business purposes, appreciation of the U.S. Dollar against the Hong Kong dollar would have a negative effect on the U.S. Dollar amount available to the company.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt its operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption (including protests in Hong Kong in June 2019) or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures, employee issues, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to maintain its financial platform and provide its solutions to customers. Our business could also be adversely affected by the effects of COVID-19, Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome or SARS, or other epidemics.

Our business, results of operations, financial conditions, and prospects could also be adversely affected to the extent that any natural disasters, health epidemics, civil and social disruption and other outbreaks harm the Hong Kong, Chinese, or global economy in general.

Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Relating to Triller’s Business and Operations

Unless the context otherwise requires all references in this section to “Triller” refer to the business of Triller Hold Co LLC and its subsidiaries before giving effect to the Triller Reorganization, and to Triller Corp and its subsidiaries after giving effect to the Triller Reorganization. All references to Triller’s “Technology Platform” refer to the suite of products and services Triller offers, and all references to “Events” refer to live entertainment events Triller hosts, produces, promotes or distributes.

Risks Related to Triller’s Business

Triller has a limited operating history and experience fluctuations in its results of operations due to the nature of its business and a number of factors, which makes it difficult to forecast its revenue and evaluate its business and future prospects.

Triller’s ability to forecast its future results of operations and plan for and model future growth is limited. Triller has a limited operating history which makes it difficult to predict its results of operations. In addition, Triller’s results of operations may fluctuate from quarter to quarter as a result of the nature of its business and a number of factors, many of which are outside of Triller’s control and may be difficult to predict. For example, Triller hosts Events under its Bareknuckle Fighting Championships (“BKFC”) offerings which may lead to outsized revenue for one quarter compared to other quarters. Some additional factors that affect our results include, but are not limited to:

•        the level of demand for Triller’s Technology Platform and Events;

•        its ability to retain existing or add new Creators and Brands;

•        its ability to successfully integrate companies and assets it has acquired and in the future may acquire into its business;

•        the timing and success of new features, integrations, capabilities and enhancements by Triller to its products or by its competitors to their products;

•        changes in the competitive landscape of Triller’s market;

•        Triller’s ability to achieve widespread acceptance and use of its Technology Platform;

•        errors in Triller’s forecasting of the demand for its Triller app, Technology Platform offerings and Events, which could lead to lower revenue, increased costs or both;

•        the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that Triller may incur to maintain and expand its business and operations and to remain competitive;

•        the timing of expenses and recognition of revenue;

•        security breaches, technical difficulties or interruptions to its Technology Platform resulting in service level agreement credits;

•        adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•        regulatory fines;

•        changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•        legal and regulatory compliance costs in new and existing markets;

•        the number of new employees added and employee turnover;

•        the timing of the grant or vesting or settlement of equity awards to employees, directors or consultants;

•        the timing of the conversion of Triller’s outstanding convertible securities or when our outstanding debt may become due or payable;

•        the availability of content for licensing for use by Creators on its Technology Platform;

•        pricing pressure as a result of competition or otherwise;

•        costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•        general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in Triller’s quarterly results of operations. You should not rely on Triller’s past results as an indicator of our future performance. The variability and unpredictability of Triller’s quarterly results of operations or other operating metrics could result in its failure to meet its expectations or those of analysts that cover it or investors with respect to revenue or other key metrics for a particular period. If Triller fails to meet or exceed such expectations for these or any other reasons, Triller could face costly lawsuits, including securities class action suits.

In addition, there has been historically a high failure rate among early-stage companies. Early-stage companies face a number of risks, including, among others, the ability to effectively implement a growth strategy, counter and respond to actions by competitors, maintain adequate control of expenses and achieve market acceptance. Triller’s future performance will depend upon a number of factors, including its ability to successfully implement, launch, and achieve market acceptance of its Technology Platform and offerings to anticipate and manage the risks associated therewith. Triller has encountered and expects to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. We cannot assure you that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Triller’s historical annual revenue growth may not be indicative of its future revenue growth. Triller’s historical revenue growth also makes it difficult to evaluate its future prospects and may increase the risk that its will not be successful.

Triller’s revenue was $45.5 million and $47.7 million for the fiscal years ended December 31, 2023 and 2022, respectively. You should not rely on historical annual revenue as an indication of Triller’s future performance. Triller’s annual revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of its business. Overall revenue growth depends on several factors, including:

•        changes in Triller’s industry landscape, including changes in regulations and the actions of competitors and changes in consumer preferences and behaviors;

•        the strength of Triller’s Technology Platform, including its suite of Creator offerings and its Events and event-related services;

•        its ability to identify attractive opportunities to enhance existing businesses or grow its portfolio of assets;

•        macroeconomic conditions, including changes in corporate spending and discretionary consumer spending;

•        Triller’s ability to produce and/or distribute premier events throughout the year, including its BKFC Events and TrillerTV programming; and

•        Triller’s ability to invest in growth while driving long-term profitability.

Triller may not successfully accomplish any of these objectives, or such changes may not be favorable to it, and, as a result, it is difficult for Triller to forecast our future results of operations. If the assumptions that Triller uses to plan its business are incorrect or change in reaction to changes in its market, or if it is unable to maintain revenue growth, it may be difficult to achieve and maintain profitability, and its business, financial condition and results of operations may be adversely affected. The adverse effect on Triller’s results of operations resulting from a failure to achieve its revenue expectations may be particularly acute because of the significant research, development, marketing, sales and other expenses it expects to incur.

Triller has incurred losses each year since its inception, Triller expects its operating expenses to increase, and it may not become profitable in the future.

Triller has incurred losses each year since its inception, including $294.7 million and $191.6 million for the fiscal years ended December 31, 2023 and 2022, respectively. In addition, as of December 31, 2023, Triller had cash and cash equivalents of $1.8 million, a working capital deficit of $354.4 million, and an accumulated deficit of $1,552.1 million. Moreover, Triller’s operating expenses have generally increased over time and it is subject to outstanding litigation which may result in additional costs. For example, judgment has been entered against Triller following litigation with Universal Music Publishing Group in connection with a payment dispute, and with other parties, and Triller is obligated to make settlement payments which may have a material impact on its financial condition and results of operations. See “Description of Triller’s Business — Legal Proceedings” for additional information. Triller also has previously been behind in paying rent on its lease obligations. Although Triller has reduced its operating expenses in recent periods to conserve cash, as it resumes its focus on expanding our business, entering industry verticals, and expanding the breadth of our operations, upgrading our infrastructure, hiring additional employees, expanding into new markets and investing in research and development and sales and marketing, including expanding our sales organization, leasing more real estate to accommodate its anticipated future growth, and incurring costs associated with general administration, including expenses related to being a public company, and potential settlement and earnout payment obligations, Triller expects that its costs of revenue and operating expenses will continue to increase for the foreseeable future. Earnout payments include the obligation to issue approximately $8.0 million of equity if certain subsidiaries achieve specified earnout thresholds relating to revenue. The key factors affecting Triller’s businesses include:

•        its ability to grow revenue in future periods, despite recent period-over-period declines;

•        its ability to attract and retain Brands, Creators and users and maintain their satisfaction;

•        the pace of rolling out new offerings or updating existing ones by Triller or its competitors;

•        the amount and timing of operating costs and capital expenditures relating to its business operations and expansion;

•        seasonal trends in internet or social media platforms use;

•        its ability to maintain marketplace recognition of the brand and its offerings such as BKFC and TrillerTV, and to capitalize on its recent offerings;

•        its ability to successfully integrate past and future acquisitions;

•        global market and economic conditions, unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation;

•        its use of stock-based compensation;

•        its ability to sustain our growth and expand globally;

•        price competition in the industry; and

•        regulatory and other risks associated from our operations in the U.S. and abroad.

To the extent Triller is successful in increasing our Brand, Creator and user base, Triller may also incur increased losses because the costs associated with acquiring and growing a user base and with research and development are generally incurred upfront, while its revenues derived from monetizing that consumer base may occur over a longer period of time. Triller may not be able to increase its revenue at a rate sufficient to offset increases in its costs of revenue and operating expenses in the near term or at all, which would prevent it from achieving or maintaining profitability. Any failure by Triller to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect its business, financial condition and results of operations.

Triller has an unproven and evolving business model and neither AGBA nor Triller can provide ant assurance that Triller will generate significant revenues or operating profit.

Triller’s current business model is unproven and evolving and the scale and profit potential, if any, is unknown at this time. Management has spent significant time developing and refining its business model in an effort to increase revenue and gain market share. For example, in 2022, Triller refocused its business model in an effort to refine the ways in which it generates revenue, as it determined that, at that time, the Triller app would not be a revenue generating business model. Triller intends to further refine its revenue model, including through its plan to implement a program designed to utilize the Triller App in a manner that allows it to monetize its existing user base and through a proposed launch of a sales and marketing program, among others. To date Triller’s efforts to create a profitable business model have not succeeded and there is no guarantee that it will achieve scale or profitability. Triller is subject to all of the risks inherent in the creation of a new business. Its ability to achieve scale and profitability is dependent, among other things, the success of its refocus of its business in 2022 and recent proposed changes to its revenue model, its ability to retain or add new users, Creators and Brands to our Technology Platform, its ability to gain acceptance of our Technology Platform and on Triller’s ability to successfully integrate companies it has acquired and in the future may acquire into its business.

Triller may not be able to generate sufficient cash flow to meet its current and any future debt service and other obligations, including amounts owed pursuant to new and ongoing litigation matters, due to future events and events beyond its control.

Triller’s ability to generate cash flows from operations, to make payments on or refinance our current debt or any potential future indebtedness and to fund working capital needs and planned capital expenditures will depend on its future financial performance and its ability to generate cash and access capital in the future.

In addition, Triller’s management have evaluated adverse conditions and events that raise substantial doubt about Triller’s ability to continue as a going concern, and, as a result, its independent registered public accounting firm included an explanatory paragraph in its report on its financial statements as of and for the year ended December 31, 2023 included elsewhere herein with respect to this uncertainty. This going concern opinion could materially limit Triller’s ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Even if the Merger and any additional pre-closing financing transactions are successfully completed, there is no assurance that adequate additional financing needed to allow Triller to continue as a going concern will be available to Triller on acceptable terms, or at all. The perception that Triller, or possibly the combined company post-Merger, may not be able to continue as a going concern may cause others to choose not to do business with Triller or AGBA due to concerns about its ability to meet their contractual obligations.

Triller has entered into Standby Equity Purchase Agreement (the “SEPA”) with YA II PN LTD. (“Yorkville”) on October 23, 2023, whereby, Triller can sell its shares of its Series A common stock in an aggregate amount up to $500.0 million, subject to certain conditions being met, within 36 months from the date of its listing on NYSE. On April 25, 2024, Triller entered into an agreement with Yorkville and AGBA to amend and restate the SEPA (the “Amended SEPA”). On June 28, 2024, AGBA, Triller and Yorkville again amended and restated the SEPA. See “Description of Triller’s Business — Amended and Restated SEPA” and “The Merger — Agreements Entered into Subsequent to the Merger Agreement — Second Amended Standby Equity Purchase Agreement.” Triller’s future financial performance and access to capital will be affected by a range of economic, financial, competitive, business, and other factors that it cannot control, such as general economic, legislative, regulatory and financial conditions in Triller’s industry, the economy generally, interest rates, inflation, and other risks described in this Risk Factors section that may affect Triller’s business and results of operations. A significant reduction in operating cash flows resulting from changes in economic, legislative or regulatory conditions, increased competition or other events beyond Triller’s control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on its business, financial condition, results of operations, prospects and its ability to service its current and future potential debt and other obligations. In addition, Triller may not be able to raise or access capital on acceptable terms in the future, if at all, and its existing agreements that provide for future capital may not be adequate to fund its future needs.

If Triller is unable to service its current and any future potential indebtedness or to fund its other liquidity needs, Triller may be forced to adopt an alternative strategy that may include actions such as further reducing its operating expenditures, including research and development and sales and marketing expenses, reducing or delaying capital expenditures, selling assets, restructuring, or refinancing such indebtedness, seeking additional equity or debt capital, which may not be available on favorable terms or at all, or any combination of the foregoing, which may be onerous or highly dilutive. Reducing or delaying capital expenditures or selling assets could delay future cash flows. Additionally, if Triller raises debt, it would increase its interest expense, leverage and operating and financial costs. Triller cannot assure you that any of these alternative strategies could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on future potential indebtedness or to fund its other liquidity needs. In addition, the terms of future debt agreements may restrict Triller from adopting any of these alternatives. Neither AGBA nor Triller can assure you that Triller’s business will generate sufficient cash flows from operations or that future borrowings or capital raises will be available in an amount sufficient to enable it to pay such future potential indebtedness or to fund its other liquidity needs. Triller is obligated to make payments to Sony Music Entertainment pursuant to the Confidential Settlement Agreement dated July 21, 2023. See “Description of Triller’s Business — Legal Proceedings.” Triller’s ability to raise additional funding, whether or not secured, could be limited in the future by a number of other factors, including, but not limited to, whether it is able to comply with applicable covenants governing its outstanding indebtedness, the strength of the financial markets, global market conditions such as inflationary pressures and interest rate fluctuations, Triller’s recovery and financial performance, the recovery and performance of Triller’s industry in general and the size, scope and timing of Triller’s financial needs. For further information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Solutions — Results of Operations — Liquidity and Capital Resources” for additional information.

If for any reason Triller is unable to meet its current or future potential debt service and repayment obligations, Triller may be in default under the terms of the agreements governing such indebtedness, repayment, settlement and other obligations, which could allow its creditors at that time to declare such outstanding indebtedness or obligations to be due and payable. For example, Triller provided a continuing collateral interest in certain assets and future share purchase or similar agreements that it has entered into or may enter into in the future under a Security Agreement with Total Formation Inc. (“Total Formation”), dated December 31, 2022 (the “Security Agreement”). Pursuant to the Security Agreement, Triller’s lenders could compel it to apply all of its available cash to repay its borrowings. In addition, the lenders under Triller’s secured indebtedness could seek to foreclose on their collateral. Certain of Triller’s obligations include cross-default provisions, such that failure to make required payments or comply with other covenants in its agreements accelerate repayment of certain other obligations. If the amounts outstanding under such indebtedness were to be accelerated, or were the subject of foreclosure actions, Triller’s assets may not be sufficient to repay in full the money owed to the lenders or to its other debt holders or it may be unable to arrange for additional financing to repay its indebtedness or to make any accelerated payments which would materially harm Triller’s financial condition and liquidity.

Triller has various financial obligations which have come due in the past six months and are coming due over the next twelve months and it may not be able to meet its cash obligations as those amounts come due.

As further detailed in Triller’s financial statements and elsewhere in this proxy statement, Triller has various convertible financial obligations which have come due in the past six months and are coming due over the next twelve months, pursuant to which the holders thereof have the option to convert such obligations into equity securities of Triller or be paid in cash at maturity. In the event these holders do not choose to convert such obligations into equity securities in Triller and instead elect to receive cash in lieu of shares, Triller may not have sufficient cash on hand to satisfy these obligations or may be unable to meet its cash obligations as they become due, which would materially harm Triller’s financial condition and liquidity as well as its reputation.

Triller has a substantial amount of indebtedness, which could adversely affect its business, and Triller cannot be certain that additional financing will be available on reasonable terms when required, or at all.

As of December 31, 2023, Triller had an aggregate of $177.2 million of outstanding indebtedness, including $164.8 million of senior convertible note indebtedness. Since December 31, 2023, Triller has utilized approximately $1.1 million available under the Sabeera Convertible Promissory Notes and borrowed approximately $10.3 million pursuant to certain debt arrangements.

If Triller cannot generate sufficient cash flow from operations to service this debt, or if Triller is unable to receive consent of the holders to convert their debt into equity, Triller may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds.

This substantial amount of indebtedness could:

•        require Triller to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•        require Triller to refinance in order to accommodate the maturity of the term loans;

•        increase Triller’s vulnerability to adverse economic and industry conditions, which could lead to a downgrade in its credit rating and may place it at a disadvantage compared to competitors who may have proportionally less indebtedness;

•        increase Triller’s cost of borrowing and cause it to incur substantial fees from time to time in connection with debt amendments or refinancings; and

•        limit Triller’s ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in its business and the industries in which it operates, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, Triller may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including Triller’s ability to service this indebtedness. The Federal Reserve has recently raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Increases in these rates may increase Triller’s interest expense. Although this increase did not materially impact Triller’s operations and business, further increases in interest rates and Triller’s interest expense may impact its ability to service its indebtedness, increase borrowing costs in the future and reduce Triller’s funds available for operations and other purposes. For further information, please read “Management Discussion and Analysis — Results of Operations — Interest Expense”.

The loss of a large customer could have an adverse effect on Triller’s business.

As of December 31, 2023, Triller had one customer that comprised approximately 11.5% of consolidated accounts receivable. As of December 31, 2022, the Company had no customers that comprised over 10% of consolidated accounts receivable. During the years ended December 31, 2023 and 2022, Triller had a single customer, All Elite Wrestling, a customer of TrillerTV, which accounted for approximately 19% and 16% of Triller’s consolidated revenue, respectively. Pursuant to Triller’s distribution agreement with All Elite Wrestling (“AEW”), TrillerTV holds a non-exclusive, non-transferable right to distribute certain audiovisual programs that are owned or controlled by AEW on TrillerTV’s distribution platform within the US and UK. In consideration for such rights and pursuant to Triller’s distribution agreement, TrillerTV pays AEW a fixed percentage of all net revenues generated through the distribution of such media (which usually occur through pay-per-view sales). In addition, the distribution agreement grants TrillerTV the right to distribute and sell certain of AEW’s branded wrestling programs as a monthly subscription service via Triller’s distribution platforms outside of the United States, United Kingdom and other territories in return for a fixed percentage of all revenue collected by TrillerTV in connection therewith. The distribution agreement automatically renews for successive one year periods and may be terminated by either party upon the delivery of 30 days’ notice.

Triller manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them. Customers of this size may divert management’s attention from other operational matters and pull resources from other areas of the business, resulting in potential loss of revenue from other customers. The loss of, or significant curtailment of purchases by, any one or more of Triller’s larger customers could have a material adverse effect on its operating results.

Non-compliance with the objective and subjective criteria for the Paycheck Protection Program (“PPP”) loan could have a material adverse effect on Triller’s business.

On April 10, 2020, Triller Inc. received a PPP Loan from First Choice Bank, in the aggregate amount of $1,556,000, pursuant to the Paycheck Protection Program (“PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan, which was in the form of a note dated April 10, 2020 issued by First Choice Bank, which matured on April 13, 2022, and bore interest at a rate of 1% per annum, payable monthly commencing on the fifth calendar day of the seventh month following the date of first disbursement. The PPP Loan permitted prepayment by Triller at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, any payment of interest on a covered mortgage obligation, any payment on a covered rent obligation, or any covered utility incurred during the 8-week period beginning on the date of first disbursement of this loan. Triller used the entire PPP Loan amount for what it considered to be qualifying expenses, under the current guidance as promulgated by the U.S. Small Business Administration (the “SBA”). Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The PPP Loan was forgiven by the First Choice Bank on July 28, 2021, but is currently being reviewed by the SBA. On January 11, 2024, Triller received a request for a production of documents and information from the SBA.

In order to apply for the PPP Loan, Triller were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support Triller’s ongoing operations. If the SBA determines that Triller were ineligible to receive the PPP Loan or determines that Triller did not comply with requirements after receiving the PPP Loan, Triller may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on Triller’s business, results of operations, and financial condition.

If Triller’s goodwill or intangible assets become impaired, Triller may be required to record an additional significant charge to earnings.

As of December 31, 2023, Triller had goodwill of $234.1 million. A significant decline in Triller’s expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the value of Triller’s common stock (and, after the closing of the Merger, of Delaware Parent Common Stock), any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate Triller’s taking charges in the future related to the impairment of its goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If Triller were to conclude that a future write-down of its goodwill is necessary, Triller would record the appropriate charge, which could have a material adverse effect on its results of operations. Triller reviews its goodwill for impairment annually and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Any impacts to Triller’s business, including macroeconomic conditions such as rising interest rates and fluctuations in markets, could result in impairments and significant charges to earnings.

Triller is not in compliance with the payment obligations of a significant number of its significant music licensing agreements and agreements with other vendors and counterparties.

Triller is not in compliance with the payment obligations of a significant number of its contracts with certain of its counterparties, including with respect to its music licenses, as a result of its inability to make certain fee payments required pursuant to such agreements or its failure to make such payments on time. In addition to being behind on payments to music licensing counterparties, Triller is overdue on payments to other parties and vendors, including but not limited to those providing Triller with engineering, marketing and legal services. As of December 31, 2023, these outstanding music licensing related payment obligations were $33.1 million. These amounts currently exceed Triller’s cash balance and Triller currently has obligations, that could impact its ability to obtain financing in the future.

If Triller is not able to obtain sufficient financing to satisfy these obligations it may be unable to pay its obligations when they come due. Triller also has payments due to certain of its landlords at its rented facilities. This may further affect Triller’s ability to remain solvent and pay its obligations when they come due, including under existing litigation settlement obligations and new adverse judgments.

While Triller is currently working with its partners and counterparties and/or negotiating the terms of these various agreements, if Triller is unsuccessful in renegotiating these agreements or receiving waivers of the due date of payments required thereunder, its partners and vendors could terminate these agreements and require Triller to make these fee payments in their entirety. Further, if Triller’s music licensing partners terminate Triller’s agreements, it will also lose the right to include their content on Triller’s platform. Such counterparties have in the past and may in the future look to file litigation against Triller seeking such overdue payment, which could have an adverse effect on Triller’s business, financial condition, and results of operations.

Triller will require additional capital to support the growth of Triller’s business, and this capital might not be available on acceptable terms, if at all.

Triller has historically funded its operations through equity and convertible debt financings. Triller does not know when, or if, its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. Triller intends to continue to make investments to support its business, which it expects to require it to engage in equity and/or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, Triller may be unable to support its operations or invest in future growth opportunities, which could materially adversely affect its business, financial condition and results of operations.

In addition, adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect Triller’s business, financial condition and results of operations and Triller may not be able to access a portion of its existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”), took control and was appointed receiver of Silicon Valley Bank. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. If the financial institutions with which Triller does business enter receivership or become insolvent in the future, there is no guarantee that Triller would be able to access its existing cash, cash equivalents and investments, that Triller would be able to maintain any required letters of credit or other credit support arrangements, or that Triller would be able to adequately fund its business for a prolonged period of time or at all, any of which could have a material adverse effect on Triller’s current and/or projected business operations and results of operations and financial condition.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

If Triller seeks to raise equity or debt, Triller may have to seek the prior consent of Total Formation. For so long as the convertible note issued to Total Formation (the “Total Formation Convertible Note”) is outstanding, under the terms of the Convertible Note Purchase Agreement, dated August 18, 2022 between Triller and Total Formation Inc., Triller is subject to various restrictive covenants, including the requirement to seek the prior consent of Total Formation in the event we, among other things, (i) make or permit any subsidiary to make any loan or advance in an aggregate principal amount in excess of $1,000,000 other than advances consistent with past practice to any company subsidiary or in the ordinary course of business; (ii) directly or indirectly create, incur, issue, assume, guarantee, suffer to exist or otherwise become directly or indirectly liable for any indebtedness subject to certain other exceptions and the requirement to notify Total Formation; (iii) directly or indirectly, create, incur, assume or suffer to exist any lien upon any property or assets of any kind; (iv) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts arising in the ordinary course of business; (v) amend, alter or repeal any provision of Triller’s organizational documents in certain circumstances; and (vi) sell, issue or dispose of any equity interests in any of Triller’s subsidiaries subject to certain exceptions. Triller expects Total Formation to have similar rights for so long as they hold shares of Triller’s Series A-1 preferred stock.

If Triller incurs debt, the debt holders would have rights senior to holders of Series A common stock (and, after the closing of the Merger, of Delaware Parent Common Stock) to make claims on Triller’s assets, and the cost and terms of any debt could restrict Triller’s operations. Because Triller’s (or, after the closing of the Merger, AGBA’s) decision to issue securities in the future will depend on numerous considerations, including factors beyond Triller’s and AGBA’s control, Triller and AGBA cannot predict or estimate the amount, timing, or nature of any future issuances of equity and/or debt securities. As a result, from and after the closing of the Merger, Delaware Parent’s stockholders bear the risk of future issuances of equity and/or debt securities reducing the value of Delaware Parent Common Stock and diluting their interests.

Triller’s or AGBA’s decision to issue securities or raise financing in the future will depend on numerous considerations, including factors beyond its control, and as a result Triller cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. In addition, if Triller (or, after the closing of the Merger, AGBA), incurs additional financing or indebtedness it may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect Triller’s and/or AGBA’s business.

We may in the future be adversely affected by natural disasters, the physical effects of climate change, and other catastrophic events, and by man-made problems such as geo-political conflicts and events, including acts of war and terrorism, that could disrupt Triller’s business operations and adversely affect Triller’s financial condition and results of operations.

We have been, and may in the future be, adversely affected by significant natural disasters, the physical effects of climate change, or other catastrophic events, such as the COVID-19 pandemic, earthquakes, blizzards, tsunamis, hurricanes, droughts, fires, or floods, or other catastrophic events, such as terrorism, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, extended outages of critical utilities, power loss, telecommunications failure, or any critical resource shortages affecting us, Triller’s users or partners. In the event of a natural disaster or other catastrophic event, Triller and its third-party providers may be unable to continue operations, may endure system interruptions, any of which could result in reputational harm, delays in development or interruptions of Triller’s Technology Platform, breaches of data security, and loss of critical data, all of which could have an adverse effect on Triller’s business, financial condition, and results of operations.

In addition, although Triller is not directly impacted by the war between Russia and Ukraine, conflict in Ukraine has further disrupted trade, intensified problems in the global supply chain, and contributed to inflationary pressures. Financial markets around the world experienced volatility following the recent invasion of Ukraine by Russia. In response to the invasion, the United States, United Kingdom and EU, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally, and has introduced significant uncertainty into global markets. In particular, the ongoing Russia-Ukraine conflict and related sanctions has contributed to rapidly rising costs of living (driven largely by higher energy prices) in Europe and other advanced economies. Further, a weak or declining economy could strain Triller’s suppliers and manufacturers. As a result, Triller’s business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

Generally, during times of war and other major conflicts, Triller, the third parties on which Triller relies, and Triller’s partners may be vulnerable to a heightened risk of cyberattacks, including retaliatory cyberattacks, that could seriously disrupt Triller’s business. Triller has experienced an increase in attempted cyberattacks on its products, systems, and networks, which Triller believes are related to the conflict. Triller may also face retaliatory attacks by governments, entities, or individuals who do not agree with its public expressions of support for Ukraine and its Ukrainian team members. Any such attack could cause disruption to Triller’s platform, systems, and networks, result in security breaches or data loss, damage Triller’s brand, or reduce demand for Triller’s services or advertising products. In addition, Triller may face significant costs (including legal and litigation costs) to prevent, correct, or remediate any such breaches. Triller may also be forced to expend additional resources monitoring its platform for evidence of disinformation or misuse in connection with the ongoing conflict.

Unfavorable macroeconomic conditions, including those caused by inflation or reductions in customers’ spending, could limit Triller’s ability to grow its business and negatively affect its results of operations.

Triller’s business is also impacted by macroeconomic factors. General business and economic conditions that could affect Triller’s business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, access to Triller’s liquidity within the U.S. banking system, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which Triller, its manufacturers and its suppliers operate. Triller’s products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, recessionary forces, rising and fluctuating interest rates, the availability and cost of consumer credit, levels of unemployment and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions and, therefore, Triller cannot be sure the extent to which Triller may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of Triller’s products and consumer demand for its products may not grow as Triller expects. Triller’s sensitivity to economic cycles and any related fluctuation in consumer demand for its products and services could materially adversely affect Triller’s business, financial condition, and results of operations. In addition, political instability or adverse political developments could harm Triller’s business, financial condition and results of operations.

In addition, market volatility, the high inflationary environment and economic uncertainty make it potentially very difficult for Triller’s customers, its Brands, Creators and Triller to accurately forecast and plan future business activities. During challenging economic times, Creators, Brands and users may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms and may face increased costs or other negative financial impacts, each of which could impair their ability to make timely payments to Triller and adversely affect Triller’s revenue. If that were to occur, Triller’s financial results could be harmed. Further, challenging economic conditions may impair the ability of Triller’s Creators, Brands and users partners to pay for the applications and services Triller offers, which may impact demand for its products. In addition, a weak or declining economy could also strain Triller’s suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm Triller’s business and Triller cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Triller’s business.

Triller’s financial performance in certain quarters and years may fluctuate and may not be indicative of, or comparable to, its financial performance in subsequent financial quarters or years due to economic conditions and operational factors.

Triller’s business is impacted geopolitical events, the overall macro-economy, Brands’ marketing budgets and expenditures and other factors such as interest rates. For example, when Brands have higher marketing expenditures or budgets, which often correspond to broader economic factors, Triller benefits from these trends. In addition, Triller may generate less revenue during reporting periods that have fewer major public or civic engagement on social media, which would have otherwise generated marketing dollars, resulting in lower marketing spend by Brands. Triller’s intention is to continue to diversify its client base such that any one of these factors or events would have a less significant impact on its overall revenue and operating results. If Triller is unsuccessful in diversifying its client base, Triller would continue to be subject to significant fluctuation in its annual and quarterly results, and this may materially adversely affect Triller’s business, financial condition, and results of operations.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If our remediation of the material weaknesses and significant deficiencies are not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Upon the closing of the Merger, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. To date, we have never conducted a review of our internal control for the purpose of providing the reports required by the Sarbanes-Oxley Act. During our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports.

In connection with the preparation of our 2022 condensed and consolidated financial statements, we and our independent auditors identified material weaknesses and significant deficiencies in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

These material weaknesses related to the following:

•        We do not have an internal corporate accounting team — all accounting functions are outsourced to external accounting and consulting firms. As a result, we have not been devoting adequate resources to our accounting and reporting functions in order to properly and timely record, file and review our financial transactions on a regular basis in order to ensure accuracy.

•        We do not have a properly documented internal control system in accordance with the requirements of the Committee on Sponsoring Organizations (“COSO”) or any similarly appropriate internal control methodology or formal documentation of our systems of internal control.

•        As discussed in Note 2 to the financial statements, we restated our 2021 financial statements to correct for certain errors.

•        We had errors in certain cash flow calculations used as part of the purchase price allocations for certain acquisitions, which resulted in an overstatement of the value of intangible assets acquired. We recorded an audit adjustment to correct the error.

•        We failed to adjust the numerator in our calculation of loss per unit for deemed distributions and change in fair value of debt and warrant liability. We recorded an audit adjustment to correct the error.

Our auditor also noted the following deficiencies that we believe to be significant deficiencies. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.

•        We performed calculations of the fair value of certain warrants using improper inputs, and as a result, recorded an improper amount of unit-based compensation expense. The misstatements were immaterial.

•        We failed to properly reclassify redeemed units, payable in cash, from mezzanine equity to a current liability. We recorded an audit adjustment to correct the error.

•        We recorded and improper value transferred to preferred shareholders in calculating the value of a deemed distribution. We recorded an audit adjustment to correct the error.

•        We recorded revenue from a certain contract which the performance obligations had not been satisfied. We recorded an audit adjustment to correct the error.

•        We failed to reverse unit-based compensation expense for a cancelled agreement. The misstatement was immaterial.

•        We failed record to certain, immaterial, accruals for certain expenses.

•        We did not maintain consistent documentation of all of its transactions.

•        In certain instances, we failed to provide copies of updated or final versions of contracts.

As the hiring of additional finance and accounting personnel becomes economically feasible, we intend to take appropriate and timely steps to remediate these material weaknesses and significant deficiencies through the implementation of appropriate segregation of duties and formalization of accounting policies and controls. These steps include:

•        hiring of a permanent Corporate Controller, Director of Financial Reporting, accounting managers and other team members to provide oversite of both corporate reporting and consolidated accounting functions for the Company and all subsidiaries;

•        implementing a company wide enterprise resource planning system to consolidate accounting for all subsidiaries at the corporate level in fiscal 2024;

•        implementing stock administration software to automate accounting and reporting for stock option and equity plans and other equity awards; and

•        implementing corporate reporting and accounting controls in compliance with Sarbanes-Oxley Act Section 404(a) on or before December 31, 2024.

However, we cannot assure you that these measures will significantly improve or remediate the material weaknesses and significant deficiencies described above. As of the date of this prospectus the material weaknesses and significant deficiencies have not been remediated.

We may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our combined and consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

Although we are in the process of implementing internal controls, we are in the early stages of such implementation. We cannot assure you that the measures we have taken to date will be sufficient to remediate any weaknesses in our internal controls that we may identify or prevent the identification of significant deficiencies or material weaknesses in the future. If the steps we take do not create effective internal controls in a timely manner, there could be a reasonable possibility that our internal controls will be ineffective and could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis. If we are required to restate our consolidated financial statements in the future, we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatement. In addition, our financial results as restated may reflect results that are less favorable than originally reported. In the past, certain publicly traded companies that have restated their consolidated financial statements have been subject to shareholder actions. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our Class A common stock to decline after this offering. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may have a material adverse effect on our stock price.

Triller’s recent acquisitions have caused Triller to grow rapidly, and Triller will need to continue to make changes to operate at its current size and scale. Triller has in the past faced and may in the future face, difficulty in integrating the operations of the businesses acquired in its recent transactions, and Triller may never realize the anticipated benefits and cost synergies from all of these transactions. If Triller is unable to manage its current operations or any future growth effectively, its business could be adversely affected.

Triller’s recent acquisitions have caused Triller to grow rapidly, and Triller may need to continue to make changes to operate at its current size and scale. If Triller fails to realize the anticipated benefits and cost synergies from its recent acquisitions, or if it experiences any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets or any unanticipated disruptions with important third-party relationships, Triller’s business, financial condition and results of operations could be adversely affected. Moreover, Triller’s recent acquisitions involve risks and uncertainties including those associated with the integration of operations, financial reporting, technologies and personnel and the potential loss of key employees, customers or strategic partners. The integration of Triller’s acquired businesses has and will require significant time and resources. For example, Triller currently manually closes the books across its various subsidiaries and business units, and manually consolidate and roll up such subsidiary financials into Triller’s consolidated financial statements. Triller does not currently utilize a consolidated ERP system to manage the closing of Triller’s books or the roll up of financials into Triller’s consolidated financials. This process creates a risk of errors, is time intensive and costly. See “Risk Factors — Triller has identified material weaknesses and significant deficiencies in its internal control over financial reporting. If Triller’s remediation of the material weaknesses and significant deficiencies is not effective, or if Triller experiences additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, it may not be able to accurately or timely report Triller’s financial condition or results of operations, which may adversely affect investor confidence in Triller and, as a result, the value of Triller’s common stock.” Triller may not be able to manage the integration of acquired businesses successfully or achieve the strategic, financial or operating objectives of the acquisition or integration, any of which could adversely affect Triller’s business, results of operations or the value of Triller’s acquisitions, and these acquisitions may not be accretive to its earnings and may negatively impact its results of operations. If Triller’s operations continue to grow, Triller will be required, among other things, to upgrade its information systems and other processes and to obtain more space for its expanding administrative support and other personnel. Triller’s continued growth could strain its resources, and Triller could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties could result in the erosion of Triller’s brand image and reputation and could have an adverse effect on its business, financial condition, and operating results.

If Triller acquires, combines with or invests in other businesses, it will face risks inherent in such transactions.

Triller has in the past considered and will continue, from time to time, to consider, opportunistic strategic or transformative transactions, which could involve acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in music entertainment, entertainment or other businesses. Any such combination could be material, be difficult to implement, disrupt Triller’s business or change its business profile, focus or strategy significantly.

Triller entered into multiple strategic alliances in the past and later recognized related impairment losses on investments and goodwill. Triller may incur debts in the future upon an acquisition or suffer losses related to impairment of these investments. Triller will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. Triller may not be able to complete acquiring or investing transactions that Triller initiates. Triller’s ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, Triller’s ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete transactions and Triller’s ability to obtain any required governmental approvals.

Any future transaction could involve numerous risks, including:

•        potential disruption of Triller’s ongoing business and distraction of management;

•        potential loss of Creators and Brands (e.g. musicians, athletes, and influencers);

•        difficulty integrating the acquired businesses or segregating assets to be disposed of;

•        exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses Triller may acquire;

•        reputational or other damages to Triller’s business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain antitrust approval;

•        difficulty in realizing synergies between acquired businesses and Triller’s current businesses, including Triller’s ability to achieve the customer synergies that motivated the acquisition;

•        acquired businesses having different users or customers than Triller’s current businesses, including resulting increased administrative burdens and need for additional personnel; and

•        changing Triller’s business profile in ways that could have unintended consequences.

If Triller enters into significant transactions in the future, related accounting charges may affect its business, results of operations and financial condition, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in Triller’s capital structure, including the incurrence of additional indebtedness, which may be substantial. Conversely, any material disposition could reduce Triller’s indebtedness or require the amendment or refinancing of Triller’s outstanding indebtedness or a portion thereof. Triller may not be successful in addressing these risks or any other problems encountered in connection with any strategic or transformative transactions. Triller cannot assure you that if it makes any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination that they will be completed in a timely manner, or at all, that they will be structured or financed in a way that will enhance Triller’s creditworthiness or that they will meet Triller’s strategic objectives or otherwise be successful. Triller also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which Triller invests or which it attempts to develop does not progress as planned, it may not recover the funds and resources Triller has expended and this could have a negative impact on Triller’s businesses or Triller’s company as a whole.

Triller’s Investors may experience dilution pursuant to anti-dilution adjustments that may have been triggered pursuant to Triller’s existing agreements.

Certain of Triller’s agreements for business acquisitions and subscription agreements for the sale of Triller’s common units include antidilution provisions that require Triller to issue additional LLC units (and, as of the Triller Reorganization, Triller Series A common stock) in certain circumstances, including in the event Triller issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their Triller LLC units. Through September 30, 2023, Triller completed certain financing transactions that may give effect to the antidilution clauses in several of Triller’s agreements. However, to date, Triller LLC and/or Triller has not issued any additional units or Series A common stock, as the case may be, pending further evaluation of whether all requisite criteria were met to issue units pursuant to these antidilution provisions, including discussions with the counterparties to the contracts and approval by Triller’s Board of Directors. The number of additional LLC units or shares that may be issued pursuant to the antidilution provisions in these agreements is not yet known at this time. The issuance of any LLC units prior to the Triller Reorganization, or the issuance of shares of Triller’s Series A common stock subsequent to the Triller Reorganization, pursuant to these antidilution provisions will dilute Triller’s stockholders. If Triller determines that it is not obligated to issue LLC units prior to the Triller Reorganization, or shares of Triller’s Series A common stock subsequent to the Triller Reorganization, but the counterparty disagrees with this determination, Triller may be subject to, and incur costs related to, litigation and disputes. Potential disputes relating to these antidilution provisions could harm Triller’s relationships with existing parties. Any of the foregoing outcomes could have a material adverse effect on Triller’s business, financial condition and results of operations, cash flows, and/or value of Triller’s Series A common stock (and, after the closing of the Merger, of Delaware Parent Common Stock).

Triller is involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm Triller’s business, financial condition, or results of operations.

Triller is involved in numerous lawsuits, many of which claim statutory damages and/or seek significant changes to Triller’s business operations, and Triller anticipates that it will continue to be involved in numerous lawsuits in the future. Triller has faced, currently face, and will continue to face additional lawsuits based on claims related to, among other things, advertising, privacy, security, content intellectual property infringement, employment or performance of services, activities on Triller’s Technology Platform, consumer protection, or product performance or other claims related to the use of consumer hardware and software, music used on Triller’s platform or related to Triller’s acquisitions. For example, Triller is currently the subject of various litigation proceedings, including a class action lawsuit alleging unpaid wages for production workers, a lawsuit to collect all fees due by Universal Music Publishing Group amongst other claims, a class action against one of Triller’s subsidiaries over the use of consumer personal identifying information and a lawsuit by two social media influencers claiming they are entitled to equity based on services, some of which are entering mediation and/or settlement discussions. The results of any such lawsuits, including, but not limited to those included in “Description of Triller’s Business — Legal Proceedings”, and claims cannot be predicted with certainty, and any negative outcome from any such lawsuits could result in payments of substantial monetary damages or fines, or undesirable changes to Triller’s products or business practices and harm Triller’s reputation, and accordingly Triller’s business, financial condition, or results of operations could be materially and adversely affected. See “Description of Triller’s Business — Legal Proceedings” and “Note 16 — Commitments and Contingencies” of the consolidated financial statements included elsewhere in this proxy statement for more information.

There can be no assurances that a favorable final outcome will be obtained in all Triller’s cases, and defending any lawsuit is costly and can impose a significant burden on management and employees. Any litigation to which Triller is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or Triller may decide to settle lawsuits on similarly unfavorable terms, which has occurred in the past and which could adversely affect Triller’s business, financial conditions, or results of operations.

Based on Triller’s cash on hand as of December 31, 2023 of $1.8 million, it does not have sufficient capital to satisfy its obligations under various settlement agreements as well as the active proceedings Triller is involved with. If these lawsuits are not resolved in its favor, Triller would not have enough cash on hand to meet these obligations unless it is able to raise additional capital in an amount sufficient to satisfy them. This may affect Triller’s ability to remain solvent and pay its obligations when they come due, including under existing litigation settlement obligations and new litigation adverse judgments.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Triller because technology companies have experienced significant stock price volatility in recent years. If Triller faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm Triller’s business.

Risks Related to Triller’s Technology Platform and Features

Planned expansion of Triller’s operations into new products, services and technologies, including content categories, is inherently risky and may subject Triller to additional business, legal, financial and competitive risks.

Triller currently focus its operations on its AI powered Technology Platform, which provides content creation and distribution (Triller app, TrillerTV, Metaverz, Thuzio and Amplify.ai), fan engagement (Fangage, Julius and Amplify.ai) and targeted promotions and upsells (CrossHype) products and services across the digital platforms used by Triller’s Creators and Brands. Further expansion of Triller’s operations and its marketplace into additional products and services involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spend to achieve customer awareness of these new products and services. Growth into additional content, product and service areas may require changes to Triller’s existing business model and cost structure and modifications to its infrastructure and may expose Triller to new regulatory and legal risks, any of which may require expertise in areas in which Triller has little or no experience. There is no guarantee that Triller will be able to successfully expand its products and services into these areas.

Improper or illegal use of Triller’s Technology Platform could seriously harm Triller’s business and reputation.

Triller cannot be certain that the technologies that Triller has developed to repel spamming attacks will be able to eliminate all spam messages from its products. Spammers attempt to use Triller’s products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make Triller’s products less user friendly. Triller does not currently have procedures or processes in place to accurately estimate the number of bots or spammers on Triller’s Technology Platform, but are actively working to prevent bots and spammers from engaging on Triller’s platform. Triller’s actions to combat spam may also divert significant time and focus from improving its products. As a result of spamming activities, Triller’s users may use its products less or stop using them altogether, and result in continuing operational cost to Triller. Triller may also be subject to liability or claims related to such spamming activity. See “Risk Factors — Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect Triller’s ability to provide its services and could impact its results from operations or result in costs and fines.”

Similarly, terrorists, criminals, and other bad actors may use Triller’s Technology Platform to promote their goals and encourage users to engage in terror and other illegal activities. Triller expects that as more people use its Technology Platform, these bad actors will increasingly seek to misuse Triller’s products. Although Triller invests resources to combat these activities, including by suspending or terminating accounts Triller believes are violating its Terms of Service, it expects these bad actors will continue to seek ways to act inappropriately and illegally on its Technology Platform. Combating these bad actors requires Triller’s teams to divert significant time and focus from improving its products. In addition, Triller may not be able to control or stop its Technology Platform from becoming the preferred application of use by these bad actors, which may become public knowledge and seriously harm Triller’s reputation or lead to lawsuits or attention from regulators. If these activities increase on Triller’s Technology Platform, Triller’s reputation, user growth and user engagement, and operational cost structure could be seriously harmed.

Triller track certain performance metrics with internal tools and do not independently verify such metrics. Certain of Triller’s performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm Triller’s reputation and negatively affect its business.

Triller calculate Consumer Accounts using internal company data that has not been independently verified. These numbers are based on what Triller believes to be reasonable calculations for the applicable period of measurement, but there are inherent challenges in measuring Consumer Accounts. For example, while Triller endeavors to accurately capture its Consumer Accounts, from time to time certain bot and/or duplicate accounts are created and appear on its Technology Platform which may impact the number of Consumer Accounts. As a result, Triller’s reported Consumer Accounts may include bot and duplicative accounts, thereby overstating Triller’s actual Consumer Accounts. While Triller has recently undergone a robust process to purge as many of the duplicate and bot accounts as practical given Triller’s resources and Triller regularly monitors and reviews these figures and have put in place controls designed to prevent bot users and or duplicates, there can be no assurance that these controls will be effective in eliminating all bot or duplicate accounts. The inclusion of duplicate and/or bot accounts in the Consumer Accounts reported at any given time may lead to an inaccurate assessment of the total number of Consumer Accounts on Triller’s Technology Platform. If Creators, Brands and users do not perceive Triller’s metrics to be accurate representations, or if Triller discovers material inaccuracies in its metrics, Triller’s reputation may be harmed and Creators, Brands and users may be less willing to utilize Triller’s Technology Platform or to allocate their budgets or resources to Triller’s products and services, which could negatively affect Triller’s business and operating results. In addition, if investors, analysts or customers do not believe Triller’s reported measures, such as Consumer Accounts, are sufficient or accurately reflect Triller’s business, Triller may receive negative publicity and its operating results may be adversely impacted.

If Triller’s efforts to attract Creators, users, consumers and Brands are not successful, Triller’s revenues will be adversely affected.

Triller generates revenue through Brands and consumers, with the majority of its revenue coming from Brands. To succeed, Triller must continue to attract and retain Creators, users and consumers who have traditionally engaged with internet and social media platforms such as Instagram, Snapchat and TikTok, as well as well as with video games, cable television, pay-per-view and video-on-demand services for entertainment. With additional Creators and consumers, Triller will attract more Brands which will improve its revenue. Triller’s ability to attract and retain Creators and users and consumers and have them regularly engage with Triller’s Technology Platform depends in part on Triller’s ability to consistently provide its Creators, users and consumers a high-quality experience. Triller must also continue to attract and retain influential Creators such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands to leverage its Technology Platform to disseminate content and interact and transact with their followers, and users and consumers. Typically, Triller’s agreements with Creators may be terminated by Creators at any time. If Creators and consumers in either category do not perceive Triller’s products to be of high quality, if Triller introduces new products or features that are not favorably received by them or if Triller fails to introduce products and features that they desire, it may not be able to attract or retain Creators and users and consumers. Triller also cannot guarantee that it will be able to continue to identify these Creators in the future. Additionally, throughout Triller’s history, Creators from time to time have stopped participating on Triller’s Technology Platform and in Triller’s Events for any number of reasons, and Triller cannot guarantee that it will be able to retain current Creators. Additionally, many of Triller’s Creators users and consumers originate from word-of-mouth and referrals from existing Creators users and consumers. If Triller’s efforts to satisfy its existing Creators, users and consumers are not successful, Triller may not be able to attract new Creators, users and consumers, and as a result, it may fail to attract or retain Brands and its revenue may be affected adversely.

Triller’s success depends on its ability to attract Brands to its Technology Platform and provide users and consumers with engaging content, which in part depends on Creator contributed content. If Triller or Creators, including influential Creators, such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands, do not continue to contribute engaging content to Triller’s Technology Platform, Triller’s consumer growth, retention and engagement may decline. That, in turn, may impair Triller’s ability to maintain good relationships with Brands that utilize Triller’s Technology Platform or attract new Brands, which may seriously harm Triller’s business and financial performance.

Use of social media by Triller’s Creators, Brands and users may materially and adversely affect Triller’s reputation or subject Triller to fines or other penalties.

Triller integrate third-party social media platforms into its Technology Platform. For example, in addition to Triller’s own content on its website and Triller app, Triller’s Creators can share content on social-media platforms such as Facebook, Instagram, TikTok and Twitter. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, Triller’s employees, Triller’s network of Creators, Triller’s Brands, Triller’s users or third parties acting at Triller’s direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject Triller to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on Triller’s business, financial condition and results of operations.

In addition, any use of social media for marketing may increase the burden on Triller to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. While Triller asks Creators to comply with FTC regulations and Triller’s guidelines, Triller does not regularly monitor what its Creators post, and if Triller were held responsible for the content of their posts, it could be forced to alter its practices, which could have material adverse effect on Triller’s business, financial condition, and results of operations.

Negative commentary regarding us, Triller’s products or Creators or Brands, Triller’s users and other third parties who are affiliated with Triller may also be posted on social media platforms and may be adverse to Triller’s reputation or business. Creators with whom Triller maintains relationships could engage in behavior or use their platform to communicate directly with Triller’s users and consumers in a manner that reflects poorly on Triller’s brand and may be attributed to Triller or otherwise adversely affect Triller. It is not possible to prevent such behavior, and the precautions Triller takes to detect this activity may not be effective in all cases. The harm may be immediate, without affording Triller an opportunity for redress or correction.

Triller may not be successful in its efforts to further monetize its Technology Platform, which may harm Triller’s business.

Triller’s Technology Platform generates revenue through Brands and consumers, with most of Triller’s revenue generated from Brands through revenue sharing and service fee arrangements. When Triller enables the consumption of content by individuals in the form of Triller branded live Events, Triller creates an ecosphere of content across its Technology Platform offerings and it also generates revenue in the form of live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. Triller’s partnerships with high-profile Creators and Brands enable Triller to host live Events that receive massive viewership. As such, Triller is seeking to expand its relationships with Brands, its Creator and consumer base and increase the number of hours that consumers spend on Triller’s Technology Platform and the volume of content that is published across and from Triller’s Technology Platform in an effort to create additional revenue opportunities. Triller has made, and are continuing to make, significant investments to enable users, Brands, Creators, and advertisers to create compelling content and deliver advertising to Triller’s users.

Triller’s ability to deliver more relevant content to its users and consumers and to increase its Technology Platform’s value to Brands and Creators depends on the collection of engagement data, which may be restricted or prevented by a number of factors. Consumers may decide to opt out or restrict some of Triller’s ability to collect personal data or to provide them with more relevant and sponsored content. Creators could refuse to allow Triller to collect data regarding engagement or refuse to implement mechanisms Triller requests to ensure compliance with Triller’s legal obligations or technical requirements in some instances. If these possible scenarios occur to a large enough extent, Triller may not be able to achieve its expected growth in revenue or gross profit. Triller may not be able to compete effectively or adapt to any such changes or trends, which would harm Triller’s ability to grow its advertising revenue and harm its business.

Further, Triller may not be successful in further monetizing its Technology Platform. Most of the revenue from Triller’s Technology Platform is generated from Brands through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via Triller’s Technology Platform. As a result, Triller’s financial performance and ability to grow revenue could be seriously harmed if:

•        Triller does not expand or retain its relationships with Brands and Creators;

•        Triller’s reputation is harmed;

•        there is a decline in Triller’s available content or a decrease in the perceived quantity, quality, usefulness or relevance of the content provided by Triller and Triller’s Creators;

•        competitive developments result in Triller’s competitors possessing various competitive advantages, whether technological or otherwise;

•        Triller does not adjust to changes to the industry landscape;

•        Triller does not continue to invest in and strengthen Triller’s Technology Platform, including Triller’s suite of Creator offerings and Triller’s Events and Events-related services;

•        Triller fails to identify attractive opportunities to enhance existing businesses or grow its portfolio of assets;

•        Triller fails to continue to develop creative and entertaining programs and Events;

•        macroeconomic conditions, including changes in corporate spending and discretionary consumer spending, divert Brand and consumer expenditures away from the markets Triller serves; and

•        Triller fails to produce and/or distribute premier Events throughout the year, including BKFC and TrillerTV programming.

If Triller is unable to maintain adequate content on its Technology Platform, its business may be harmed.

Triller may fail to attract Creators that generate sufficient content hours on its Technology Platform and for its Brands. Triller’s business model depends on its ability to connect its Brands with content Creators. If Triller is unable to grow and maintain spend from its Brands, either through revenue sharing relationships or fee sharing arrangements, its results of operations may be harmed.

Triller operates in a highly competitive industry, and Triller competes for Brands with other social media outlets and streaming services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and internet radio. Triller may not be successful in maintaining or improving the number of its Brand partners who utilize Triller’s Technology Platform for advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via Triller’s Technology Platform.

Triller’s competitors offer content and other platforms that may be more attractive to advertisers than Triller’s Technology Platform. If Triller is unable to increase its revenue by, among other things, continuing to improve its Technology Platform’s data to further optimize and measure its Brand partners’ campaigns, increase revenue from fee sharing arrangements or the completion of successful campaigns for its Brands, Triller’s business and its growth prospects may be harmed. Triller may not be able to compete effectively or adapt to any such changes or trends, which would harm its ability to grow its advertising revenue and harm its business.

Triller’s success and revenue growth are dependent on adding new Creators, users, consumers and Brands, effectively educating and training Triller’s existing Creators and Brands on how to make full use of Triller’s Technology Platform and increasing usage of Triller’s Technology Platform by Triller’s consumers.

Triller’s success is dependent on regularly adding new Creators and Brands and increasing Triller’s consumers’ usage of Triller’s platform and Triller faces competition from a variety of other domestic and foreign companies. Triller faces competition from alternative providers of the entertainment, content, live Events and sports industries. Triller’s contracts and relationships with Creators and Brands generally do not include long-term or exclusive obligations requiring them to use Triller’s platform or maintain or increase their use of Triller’s platform. Creators can also terminate their agreements with Triller for convenience.

Triller’s Creators and Brands typically have relationships with numerous providers and can use both Triller’s platform and those of Triller’s competitors without incurring significant costs or disruption. Triller’s Brands may also choose to decrease their use of revenue sharing and service fee arrangements. Accordingly, Triller must continually work to win new Brands and Creators and retain existing Brands and Creators, increase their usage of Triller’s platform and increase Triller’s users. Given the number of products on Triller’s Technology Platform, Triller may not be successful at educating and training Creators and Brands on how to use Triller’s platform and products in order for Triller’s Creators and Brands to get the most benefit from Triller’s Technology Platform and increase their usage. If these efforts are unsuccessful or Creators or Brands decide not to continue to maintain or increase their usage of Triller’s Technology Platform for any other reason, or if Triller fails to attract new Creators or Brands, Triller’s revenue could fail to grow or decline, which would materially and adversely harm Triller’s business, operating results and financial condition. Any increased competition, which may not be foreseeable, or Triller’s failure to adequately address any competitive factors, could result in reduced demand for its content, live Events, or brands, which could have an adverse effect on Triller’s business, financial condition, and results of operations. Triller cannot assure you that its Creators, Brands and consumers will continue to use and increase their spend on Triller’s platform or that it will be able to attract a sufficient number of new Creators, Brands, users and consumers to continue to grow Triller’s business and revenue. If Brands representing a significant portion of Triller’s business decide to materially reduce their use of Triller’s Technology Platform or cease using Triller’s Technology Platform altogether, Triller’s revenue could be significantly reduced, which could have a material adverse effect on Triller’s business, operating results and financial condition.

Triller generates substantially all of its revenue from Brands. If the content and services provided on Triller’s Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using Triller’s Technology Platform, Triller’s growth may be adversely impacted.

Triller generates substantially all of its revenue from Brands through revenue sharing and service fee (including SaaS) arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via Triller’s Technology Platform. Service fees come from Brands that utilize Triller’s platform to reach consumers via a combination of campaign fees, sponsorship fees and transaction fees or SaaS fees, including monthly subscription fees. Even though Triller also generates revenue from consumers in the form of Creator-driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales, Triller still expects to continue to generate substantially all its revenue from Brands for the foreseeable future.

Most Brands do not have long-term commitments with us, and Triller’s efforts to establish long-term commitments may not succeed. Because most Brands do not have long-term commitments with us, they may terminate their contracts and relationships with Triller and may instead pursue relationships with competitors. Since Triller does not have long-term contractual commitments with its Brand partners, maintaining and enhancing relationships with its Brand partners will require Triller to make substantial investments and these investments may not be successful.

The Brands with whom Triller partners vary from small businesses to well-known Fortune 500 companies. Due to Triller’s limited operating history, many Brands only recently started working with Triller’s Technology Platform solutions and spend a relatively small portion of their overall advertising budget with Triller In addition, some Brands may view some of Triller’s Technology Platform offerings as experimental and unproven or prefer certain of Triller’s products over others.

Furthermore, in April 2021, Apple issued an iOS update that imposes heightened restrictions on Triller’s access and use of user data by allowing users to more easily opt-out of tracking of activity across devices. Additionally, Google has announced that it will implement similar changes with respect to its Android operating system and major web browsers, like Firefox, Safari, and Chrome, have or plan to make similar changes as well. These changes have adversely affected Triller’s targeting, measurement, and optimization capabilities. This has resulted in, and in the future is likely to continue to result in, reduced demand for Triller’s Technology Platform products and could seriously harm Triller’s business. The longer-term impact of these changes on Triller’s industry, Triller’s competitors, Triller’s business, and the developers, partners, and advertisers within Triller’s community is uncertain, and depending on how Triller, its competitors, and the overall industry adjusts, and how Triller’s partners, advertisers, and users respond, Triller’s business could be seriously harmed. While Triller implements alternative solutions, Triller is subject to rules and standards set by the owners of such mobile operating systems which may be unclear, change, or be interpreted in a manner adverse to Triller and require Triller to halt or change Triller’s solutions, any of which could seriously harm Triller’s business.

Triller has made, and are continuing to make, investments to enable Creators and Brands to deliver relevant content to consumers on Triller’s Technology Platform. If Triller fails to continue to innovate and improve on its Technology Platform, its business may be harmed. New technologies, products and services are driving rapid changes in consumer behavior as consumers seek more control over when, where and how they consume content and access communications services. These technological advancements and changes in consumer behavior and/or Triller’s failure to effectively anticipate or adapt to such changes, could reduce Triller’s subscriber activations and increase Triller’s user churn rate, and could have a material adverse effect on Triller’s business, results of operations, financial condition and cash flow.

Moreover, Triller relies heavily on its ability to collect and disclose data and metrics to its Brands so Triller can attract new Brands and retain existing Brands. Any restriction or inability, whether by law, regulation, policy, or other reason, to collect and disclose data and metrics which Triller’s Brands find useful would impede Triller’s ability to attract and retain Brands. Regulators around the world are increasingly scrutinizing and regulating the collection, use, and sharing of personal data related to advertising, which could materially impact Triller’s revenue and seriously harm Triller’s business. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) expanded the rights of individuals to control how their personal data is collected and processed, and placed restrictions on the use of personal data of younger minors. The processing of personal data for personalized advertising under EU GDPR and UK GDPR continues to be under increased scrutiny from European regulators, which includes ongoing regulatory action against large technology companies like Triller’s, the outcomes of which may be uncertain and subject to appeal. The upcoming European Digital Services Act (“DSA”) which will go into effect in late 2023 or early 2024, prohibits targeted advertising to minors based on the profiling of personal information in the European Union. Other European legislative proposals and present laws and regulations may also apply to Triller’s or Triller’s advertisers’ activities and require significant operational changes to Triller’s business. For example, it is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which could have a material impact on the availability of data Triller relies on to improve and personalize its products and features. Outside of Europe, other laws further regulate behavioral, interest-based, or targeted advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, in the United States, the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act of 2020 (“CPRA”) (operative January 2023), place additional requirements on the handling of personal data for us, Triller’s partners, and Triller’s advertisers, such as granting California residents the right to opt-out of a company’s sharing of personal data for certain advertising purposes in exchange for money or other valuable consideration. Other states are considering similar legislation. Moreover, individuals are also becoming increasingly aware of and resistant to the collection, use, and sharing of personal data in connection with advertising. Individuals are becoming more aware of options related to consent and other options to opt-out of such data processing, including through media attention about privacy and data protection.

Further, Triller may experience media, legislative, or regulatory scrutiny of its actions or decisions regarding user privacy, encryption, content, advertising and other issues, which may materially adversely affect Triller’s reputation and Triller’s relationship with its Brands.

Triller believes that a positive reputation concerning its Technology Platform is important in attracting and retaining Brands. In addition, Triller may fail to respond expeditiously or appropriately to objectionable practices by Creators users, or consumers, or to otherwise address user concerns or suffer reputational harm, which could erode confidence in Triller’s Brand partners. To the extent the content Triller produces, distribute or otherwise make available is perceived as low quality, offensive, harmful or otherwise not compelling to consumers and Brands, Triller’s ability to establish and maintain a positive reputation may be adversely impacted and Triller may lose Brand relationships or fail to attract new Brands to its business. Similarly, other companies with similar technologies and platforms may fail to respond expeditiously or appropriately to objectionable practices on their respective platforms and may not otherwise address concerns from users, family members of those users, or the broader public audience. If such other companies suffer public ridicule or reputational harm, such negative views could erode confidence in Triller’s Brand partners.

Triller’s user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that Triller does not control.

There is no guarantee that popular mobile devices will continue to feature Triller’s products, or that mobile device users will continue to use Triller’s products rather than competing products. Triller is dependent on the interoperability of its products with popular mobile operating systems, networks, technologies, products, and standards that Triller does not control, such as the Android and iOS operating systems and mobile browsers. Changes, bugs, or technical issues in such systems, or changes in Triller’s relationships with mobile operating system partners, handset manufacturers, browser developers, or mobile carriers, or in the content or application of their terms of service or policies (which they have made in the past and continue to seek to implement) that degrade Triller’s products’ functionality, reduce or eliminate Triller’s ability to update or distribute its products, give preferential treatment to competitive products, limit its ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of its products or its delivery of ads have in the past adversely affected, and could in the future adversely affect, the usage of its products and monetization on mobile devices. For example, Apple previously released an update to its Safari browser that limits the use of third-party cookies, which reduces Triller’s ability to provide the most relevant ads to its users and impacts monetization, and also released changes to iOS that limit its ability to target and measure ads effectively, while expanding their own advertising business. Triller expects that any similar changes to Apple’s, Google’s, or others’ browser or mobile platforms will further limit its ability to target and measure the effectiveness of ads and impact monetization. Additionally, in order to deliver high quality mobile products, it is important that Triller’s products work well with a range of mobile technologies, products, systems, networks, and standards that Triller does not control, and that Triller has good relationships with handset manufacturers, mobile carriers, and browser developers. Triller may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for Triller’s users to access and use Triller’s products on their mobile devices, or if Triller’s users choose not to access or use Triller’s products on their mobile devices or use mobile products that do not offer access to Triller’s products, Triller’s user growth and user engagement could be harmed. From time to time, Triller may also take actions regarding the distribution of its products or the operation of its business based on what Triller believes to be in its long-term best interests. Such actions may adversely affect Triller’s users and Triller’s relationships with the operators of mobile operating systems, handset manufacturers, mobile carriers, browser developers, other business partners, or advertisers, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that Triller’s users are adversely affected by these actions or if Triller’s relationships with such third parties deteriorate, Triller’s user growth, engagement, and monetization could be adversely affected and Triller’s business could be harmed. Triller has in the past experienced challenges in operating with mobile operating systems, networks, technologies, products, and standards that Triller does not control, and any such occurrences in the future may negatively impact Triller’s user growth, engagement, and monetization on mobile devices, which may in turn materially and adversely affect Triller’s business and financial results.

Unfavorable media coverage has in the past and could in the future materially adversely affect Triller’s business, brand image or reputation.

Triller receives a high degree of media coverage. Unfavorable publicity and/or false media reports regarding us, Triller’s privacy practices, data security compromises or breaches, product changes, product quality, litigation or regulatory activity, including any intellectual property proceeding, or regarding the actions of Triller’s partners, Triller’s Creators, Triller’s Brands or consumers, Triller’s employees or other companies in Triller’s industry, has in the past and could in the future adversely affect Triller’s brand image or reputation. For example, there have been news articles discussing allegations against Triller for Triller’s nonpayment of fees, including articles discussing Triller’s litigation with Sony Music Entertainment and Universal Music Publishing Group, which may adversely affect Triller’s brand image or reputation. For more information, see discussion of the Sony Music Litigation under “Description of Triller’s Business — Legal Proceedings.”

If Triller fails to protect its brand image or reputation, Triller may experience material adverse effects to the size, demographics, engagement, and loyalty of Triller’s Creator and user base or Brand relationships, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. In addition, if securities analysts or investors perceive any media coverage of us, or other companies with similar technologies and platforms, to be negative, the value of Triller’s Series A common stock (and, after the closing of the Merger, of Delaware Parent Common Stock) may be materially adversely affected. Any of the foregoing could materially adversely affect Triller’s business, financial condition and results of operations.

Triller’s market is competitive and dynamic. Triller faces and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share.

Triller faces robust and rapidly evolving competition in all aspects of its business, including from companies that allow users to share and discover content and/or that enable Creators and Brands to use content platforms to reach customers, such as Apple, Alphabet (including Google and YouTube), Amazon, Snapchat, Facebook (including Instagram), ByteDance (including TikTok), ESPN+, BT Sport, Kayo Sports, Klaviyo and Showtime, among others.

Triller competes to attract, engage and retain users against current and potential competitors, both globally and in particular geographic regions where it operates. These competitive risks are heightened because some of Triller’s competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which Triller competes and greater overall resources than Triller. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Google, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, Triller’s current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other to combine and leverage their broad audiences, content and capabilities.

Relatedly, Triller competes for users based on its presence and visibility as compared with other businesses and platforms that deliver audio and video content through the internet and connected devices. Triller faces significant competition for users from companies promoting their own digital content online or through application stores, including large, well-funded, and seasoned participants in the digital media market.

Triller also faces increasing competition because of new or emerging technologies and changes in market conditions. Triller’s current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content, such as ByteDance, that cause Triller’s users, especially the younger demographic, to switch to another product, which would negatively affect Triller’s user retention, growth, and engagement. As the market for on-demand video on the internet and mobile and connected devices increases, new competitors, business models and solutions are likely to emerge. Triller believes that companies with a combination of technical expertise, brand recognition, financial resources and digital media experience pose a significant threat of developing competing on-demand distribution technologies.

Additionally, Triller competes for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of Triller’s advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. Triller also competes for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Most of Triller’s competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in developing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on Triller’s business, results of operations, financial position and liquidity. Large internet companies with strong brand recognition, such as TikTok, Facebook, Google, Amazon and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against Triller’s current or future competitors could result in the loss of current or potential advertisers, a reduced share of Triller’s advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect Triller’s pricing and margins, lower Triller’s revenue, increase Triller’s research and development and marketing expenses and prevent Triller from achieving or maintaining profitability.

Moreover, Triller competes with other forms of entertainment and leisure activities. While Triller monitors general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on Triller’s business.

Access to certain of Triller’s products depends on mobile app stores and other third parties such as data center service providers, hosted web service providers, internet transit providers and other communications systems service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate Triller’s ability to distribute or update its applications through their stores, or increase the costs to do so, it could materially adversely affect Triller’s business, financial condition and results of operations.

Triller’s products and services mainly depend on mobile application stores and the continued services and performance of other third parties such as data center service providers, third party computer systems, internet transit providers, and other communications systems and service providers. Triller’s mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While Triller’s mobile applications are generally free to download from these stores, Triller offers its users the opportunity to purchase subscriptions and certain à la carte features through these applications. Triller determines the prices at which these subscriptions and features are sold, subject to approval by Apple or Google, as relevant. Purchases of these subscriptions and features via Triller’s mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. Triller pays Apple and Google, as applicable, a meaningful share (up to 30%) of the revenue it receives from transactions processed through in-app payment systems (Google reduced its in-app purchase fees for subscription payments to 15% as of January 1, 2022). If the Apple App Store or the Google Play Store were to experience an outage, or if either decided to exit a market, many of Triller’s users may be unable to access Triller’s apps, which could materially adversely affect Triller’s business, financial condition and results of operations. Any deterioration in Triller’s relationships with these and other third-party suppliers, vendors, and business partners, or any adverse change in the terms and conditions governing these relationships, could have a negative impact on Triller’s business, financial condition, and results of operations.

Furthermore, application stores and other third party providers such as Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of Triller’s Technology Platform, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by such third parties through Triller’s applications, and to interpret their respective terms and conditions in ways that may limit, eliminate, or otherwise interfere with Triller’s products and services, Triller’s ability to distribute its Technology Platform through their stores, Triller’s ability to update its applications, including to make bug fixes or other feature updates or upgrades, the features Triller provides, the manner in which Triller markets its in-app products and services, its ability to access native functionality or other aspects of mobile devices, and its ability to access information about its users that they collect. There can be no assurance that Apple or Google, or any other similar third party, will not limit, delay, eliminate, or otherwise interfere with the distribution of Triller’s Technology Platform, or that Triller will not be limited or prohibited from using certain current or prospective distribution or marketing channels in the future. To the extent any of them do so, Triller’s business, financial condition and results of operations could be materially adversely affected.

In addition, the websites and apps of Triller’s competitors may rank higher than offerings from Triller’s Technology Platform and Triller’s Triller app in search engines and or app stores, and/or Triller’s application may be difficult to locate in device application stores, which could draw potential users away from Triller’s service and toward those of Triller’s competitors. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. If Triller is unable to compete successfully for users against other digital media providers by maintaining and increasing its presence, ease of use, and visibility and the amount of content streamed on Triller’s Technology Platform may fail to increase or may decline and Triller’s subscription fees and advertising sales may suffer.

In operating its Technology Platform, Triller may fail to launch new products or features according to its timetable, and its new products or features may not be commercially successful.

In order for Triller’s integrated global platform to succeed over time, Triller will need to license, acquire or develop new products or features that can generate additional revenue and further diversify Triller’s revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property rights required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in Triller’s relationship with the licensors of Triller’s new licensed products could result in delay in launching Triller’s new products. Therefore, Triller cannot assure you that it will be able to meet its timetable for new launches.

Additionally, Triller’s operations and revenues are affected by consumer tastes and entertainment trends, including consumer use of Triller’s Technology Platform and other applications such as TikTok, Instagram, Facebook, Netflix and YouTube, and various other social media apps and short- and long-form streaming services, as well as the market demand for live sports and music Events, user-generated content generally, and internet-based Brand engagement, each of which are unpredictable and may be affected by changes in the economic, social, cultural and political climate or global issues such as the recent COVID-19 pandemic. Changes in consumers’ tastes or perceptions of Triller’s Technology Platform, content or business partners, whether as a result of the economic, social, cultural or political climate or otherwise, could adversely affect Triller’s operating results. Triller’s failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for Triller’s services and content offerings or those of Triller’s partners and owned assets across Triller’s Technology Platform, which could have an adverse effect on Triller’s business, financial condition and results of operations.

There are many factors that may adversely affect the popularity of Triller’s new products. For example, Triller may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate Triller’s new products at acceptable costs. Triller cannot assure you that its new products will gain market acceptance and become commercially successful. If Triller is not able to license, develop or acquire additional digital entertainment products that are commercially successful, Triller’s future revenues and profitability may decline.

The use of Automatic Content Recognition (“ACR”) technology to collect viewing behavior data is emerging and may not be successful.

The utilization of viewing behavior data collected using ACR technology to inform digital advertising and content delivery is an emerging industry, and future demand and market acceptance for this type of data is uncertain. If the market for the use of this data does not develop or develops more slowly than Triller expects, or if Triller is unable to successfully develop and monetize its Brands, Creators, or offerings off of the viewing behavior data it collects, its growth prospects may be harmed.

Payment methods used on Triller’s Technology Platform subject Triller to third party payment processing-related risks.

Triller accepts payments from its users through a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payment through third-party online payment platforms such as PayPal, Stripe, Afterpay, and Apple Pay. Triller also relies on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, Triller pays interchange and other fees, which may increase over time and raise its operating costs and lower its profit margins. Triller may also be subject to fraud and other illegal activities in connection with the various payment methods Triller offers, including online payment options and gift cards. Transactions on Triller’s Technology Platform and mobile applications are “card-not-present” transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. Triller may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in Triller’s loss of fees earned with respect to the payment, but also leave Triller liable for the underlying money transfer amount. If Triller’s charge-back rate becomes excessive, card associations also may require Triller to pay fines or refuse to process Triller’s transactions. In addition, Triller may be subject to additional fraud risk if third-party service providers or its employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, Triller may have little recourse if it processes a criminally fraudulent transaction.

Triller or a third party may experience a data security breach involving credit card information and when this occurs, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that Triller’s users would be impacted by such a breach. To the extent Triller’s users are ever affected by such a breach experienced by Triller or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that Triller would not be able to reach all affected users, and even if Triller could, some users’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect Triller’s business, financial condition and results of operations. Even if Triller’s users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for Triller or restrict Triller’s ability to process payments without significant cost or user effort. Additionally, if Triller fails to adequately prevent fraudulent credit card transactions, it may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of Triller’s security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on Triller’s behalf, any of which could materially adversely affect Triller’s business, financial condition and results of operations.

Triller is subject to payment card association operating rules, certification requirements and various rules, regulations and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for Triller to comply. As Triller’s business changes, Triller may also be subject to different rules under existing standards, which may require new assessments that involve costs above what Triller currently pay for compliance. If Triller fails to comply with the rules or requirements of any provider of a payment method it accepts, or if the volume of fraud in Triller’s transactions limits or terminates Triller’s rights to use payment methods it currently accepts, or if a data breach occurs relating to Triller’s payment systems, among other things, Triller may be subject to fines and higher transaction fees and lose its ability to accept credit and debit card payments from its consumers, process electronic funds transfers or facilitate other types of online payments, and its reputation and its business, financial condition and results of operations could be materially and adversely affected.

The validity, enforceability and scope of protection of intellectual property in internet-related industries are evolving, and therefore, uncertain. Triller may have to engage in litigation or other legal proceedings to enforce and protect its intellectual property rights, which could result in substantial costs and diversion of its resources, and have a material adverse effect on its business, financial condition and results of operations.

Triller’s Technology Platform depends on the reliability of the network infrastructure and related services provided by itself and third parties, which is subject to physical, technological, security and other risks. Triller could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences if Triller sustains damages, cyber-attacks or other data security breaches that disrupt its operations or result in the dissemination of proprietary or confidential information about Triller or its customers or other third parties.

The development and operation of Triller’s Technology Platform is subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of Triller’s Technology Platform could strain the capacity of the software and hardware employed to prevent and identify such failures, breaches and attacks, which could result in slower response time or system failures. In particular, Triller’s industry has witnessed an increase in the number, intensity and sophistication of cybersecurity incidents caused by hackers and other malicious actors such as foreign governments, criminals, hacktivists, terrorists and insider threats. Hackers and other malicious actors may be able to penetrate Triller’s network security and misappropriate or compromise Triller’s confidential, sensitive, personal or proprietary information, or that of third parties, and engage in the unauthorized use or dissemination of such information. They may be able to create system disruptions, or cause shutdowns. Hackers and other malicious actors may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack Triller’s products or otherwise exploit any security vulnerabilities of Triller’s systems. For example, in 2021 Triller experienced a dictionary attack that resulted in approximately 100 of its users’ accounts being taken over. In addition, sophisticated hardware and operating system software and applications that Triller procures from third parties may contain defects in design or manufacture, including “bugs,” cybersecurity vulnerabilities and other problems that could unexpectedly interfere with the operation or security of its systems. For example, in 2022, as a result of a bug introduced in the application, Triller estimated that potentially 504 accounts may have been compromised.

The occurrence of any of these events could result in interruptions, delays or cessation in service to users of Triller’s online services, which could have a material adverse effect on Triller’s business and results of operations. Triller may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions, including the following:

•        expenses to rectify the consequences of the damage, security breach or cyber-attack;

•        liability for stolen assets or leaked information;

•        costs of repairing damage to Triller’s systems;

•        lost revenue and income resulting from any system downtime caused by such breach or attack;

•        loss of competitive advantage if Triller’s proprietary information is obtained by competitors as a result of such breach or attack;

•        increased costs of cyber security protection;

•        costs of incentives Triller may be required to offer to its customers or business partners to retain their business; and

•        damage to Triller’s reputation.

In addition, any compromise of security from a security breach or cyber-attack could deter customers or business partners from entering into transactions that involve providing confidential information to Triller. As a result, any compromise to the security of Triller’s systems could have a material adverse effect on its business, reputation, financial condition, and operating results.

While Triller has implemented industry-standard physical and cybersecurity measures, Triller’s network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. Triller has experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

Triller’s business is also vulnerable to delays or interruptions due to Triller’s reliance on infrastructure and related services provided by third parties. End-users of Triller’s offerings depend on Internet Service Providers (“ISPs”) and Triller’s system infrastructure for access to the internet games and services Triller offers. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Triller may lose Creators or consumers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent the use of Triller’s Technology Platform for a period of time and could materially adversely affect Triller’s business, revenues, results of operations and financial condition.

In addition to all of the foregoing, in the event that Triller’s service agreements are terminated or expire with network infrastructure providers, Triller could experience interruptions in access to Triller’s Technology Platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting Triller’s Technology Platform for deployment on a different network infrastructure service provider, which would adversely affect Triller’s business, financial condition and results of operations.

Triller may experience losses due to subscriber fraud and theft of service.

Subscribers may in the future obtain access to the subscription services on Triller’s Technology Platform without paying for service by unlawfully using Triller’s authorization codes, engaging in otherwise illegal activity or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. Triller has implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of Triller’s exposure in the future from fraud. If Triller’s procedures are not effective, consumer fraud and theft of service could significantly decrease Triller’s revenue and have a material adverse effect on Triller’s business, financial condition and operating results.

If TV streaming develops more slowly than Triller expects, Triller’s operating results and growth prospects could be harmed.

TV streaming is a continuously evolving, making it difficult to evaluate the prospects for Triller’s TV streaming offerings. The level of demand and market acceptance for Triller’s streaming offerings are subject to a high degree of uncertainty. Triller believes that the growth and success of its streaming offerings, such as Triller TV, and BKFC, will depend on the availability of quality content, the quality and reliability of new devices and technology and the cost for subscribers relative to other sources of content. These technologies, products and content offerings continue to emerge and evolve. Users, Creators or Brands may find TV streaming platforms to be less attractive than traditional TV, which would harm Triller’s business. If new technologies render the TV streaming market obsolete or Triller is unable to successfully compete with current and new competitors and technologies, its business may be harmed. The future growth of Triller’s business depends in part on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising.

Changes to Triller’s existing products and apps, or the introduction of new products and brand names that Triller develops, could fail to attract or retain Creators users, consumers or Brand partners, or generate revenue and profits.

Triller’s ability to retain, increase and engage its Creators, consumers or Brand partners and to increase its revenue depends heavily on its ability to continue to evolve its Technology Platform and to create successful new products and develop new brands for Triller, both independently and in conjunction with developers or other third parties. Triller may introduce significant changes to its existing products, or acquire or introduce new and unproven third-party products, and product extensions, including using technologies with which Triller has little or no prior development or operating experience. Triller has also invested, and expect to continue to invest, significant resources in growing its products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. For example, Triller acquired Julius, which operates a marketplace that connects Brands with Creators with whom they may desire to partner. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If Triller’s new or enhanced brands, products or product extensions fail to engage users, marketers, or developers, or if Triller’s business plans are unsuccessful, Triller may fail to attract or retain users or to generate sufficient revenue, operating margin or other value to justify its investments, and its business may be materially adversely affected.

Triller may also introduce new products, features or terms of service or policies, and seek to find new, effective ways to show its community new and existing products and alert them to events and meaningful opportunities to connect, that users do not like, which may negatively affect its reputation and usage of the offerings on its Technology Platform. New products may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that Triller expects.

Triller’s ability to introduce new features, capabilities and enhancements is dependent on adequate research and development resources. If Triller does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to us, it may not be able to compete effectively and its business, results of operations and financial condition may be harmed.

To remain competitive, Triller must continue to develop new features, capabilities and enhancements to its Technology Platform, including all of its services and technology offerings. This is particularly true as Triller further expands and diversifies its capabilities to address additional markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. The development of new features, services, or products for Triller’s Technology Platform depends on a number of factors, including Triller’s ability to:

•        spend its development budget efficiently or effectively on commercially successful and innovative technologies;

•        realize the expected benefits of its strategy;

•        develop products that are competitive in relation to its competitors;

•        develop technology in a timely and cost-effective manner;

•        anticipate user, Creator and Brand demand for an offering Triller is developing; and

•        fund and recoup costs incurred.

If Triller is unable to develop features and capabilities internally due to certain constraints, such as employee turnover, lack of management ability or a lack of other research and development resources, which may be exacerbated by Triller’s current negative working capital and low cash balance, Triller’s business will be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause Triller to experience delays between the time Triller incurs expenses associated with research and development and the time it is able to offer compelling features, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability or enhancement Triller is developing could decrease after the development cycle has commenced, and Triller would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability or enhancement. If Triller expends a significant amount of resources on research and development and its efforts do not lead to the successful introduction or improvement of features, integrations and capabilities that are competitive, it would harm its business, results of operations, and financial condition.

Further, many of Triller’s competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to Triller’s competitors’ research and development programs. Triller’s failure to maintain adequate research and development resources or to compete effectively with the research and development programs of Triller’s competitors would give an advantage to such competitors and may harm Triller’s business, results of operations, and financial condition.

In 2021, Triller launched subscription packages to bring its collection of virtual and live Events and other content in its library to paid subscribers. Triller’s assessments are based on prior experience and market competition and may not be accurate and Triller could be underpricing or overpricing its subscription services, which may require Triller to continue to adjust its pricing packages and incorrect pricing could result in harm to its business. Furthermore, subscriber price sensitivity may vary by location, and as Triller expands into different countries, its pricing packages may not enable Triller to compete effectively in these countries. In addition, if Triller’s Technology Platform or services change, then Triller may need to, or Triller may choose to, revise its pricing. Such changes to Triller’s pricing model or its ability to efficiently price its Brand services offerings, digital and in-person event tickets, or content library could harm its business.

Triller must increase the scale and efficiency of its technology infrastructure to support its growth.

Triller’s technology must scale to process the potential increased usage of its Technology Platform. Triller must continue to increase the capacity of its Technology Platform to support its high-volume strategy, to cope with increased data volumes, increased use by Creators, Brands and users and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent Triller is unable, for cost or other reasons, to effectively increase the capacity of its Technology Platform or support emerging advertising formats or services preferred by users, consumers, Creators and Brands, its revenue will suffer. Triller expects to continue to invest in its Technology Platform to meet increasing demand. Such investment may negatively affect its profitability and results of operations.

If there are interruptions or performance problems associated with the technology or infrastructure of Triller’s Technology Platform, including interruptions that impact Triller’s third-party service providers, users may experience service outages, new users may be reluctant to adopt Triller’s product offerings, users may leave Triller’s Technology Platform, and Triller’s reputation could be harmed.

Triller’s business and continued growth rely, in part, on the ability of existing and potential users to access Triller’s Technology Platform without interruption or degradation of performance. Triller’s products and systems rely on software and hardware that is highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Triller has in the past and may in the future experience disruptions, outages, and other performance problems with its technology due to factors such as infrastructure changes, introductions of new functionalities, human or software errors, capacity constraints, or attacks by malicious third parties.

Despite internal testing, particularly when first introduced or when new versions or enhancements are released, Triller’s software may contain serious errors or defects, security vulnerabilities, or software bugs that are difficult to detect and correct, which Triller may be unable to successfully correct in a timely manner or at all. In some instances, Triller may not be able to identify the cause or causes of these performance problems immediately or in short order. Triller may not be able to maintain the level of service uptime and performance required by customers, especially during peak usage times and as Triller’s user traffic and number of integrations increase. If Triller’s Technology Platform is unavailable or if users are unable to access these platforms within a reasonable amount of time (especially during live Events), or at all, Triller’s business would be harmed. Since users rely on Triller’s Technology Platform to create and share social media content and experience live event and other programming, any outage would negatively impact Triller’s brand, reputation and customer satisfaction, and could give rise to legal liability under Triller’s service level agreements with paid customers.

Moreover, Triller depends on services from various third parties to maintain its infrastructure, including cloud-based infrastructure services. Triller currently hosts its Technology Platform primarily using Amazon Web Services (“AWS”) and Google. Triller’s operations depend on protecting the virtual cloud infrastructure hosted in AWS and Google by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. If a service provider fails to provide sufficient capacity to support Triller or otherwise experiences service outages, such failure could interrupt access to Triller’s Technology Platform by users and organizations, which could adversely affect their perception of Triller’s reliability and Triller’s revenue. Any disruptions in these services, including as a result of actions outside of Triller’s control, would significantly impact the continued performance of Triller’s Technology Platform. A prolonged AWS service disruption affecting Triller’s Technology Platform would negatively impact Triller’s ability to serve its consumers and partners, and could damage its reputation with current and potential consumers and partners, expose Triller to liability, cause Triller to lose consumers or partners or otherwise harm Triller’s business. Triller may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services Triller use.

In the future, these services may not be available to Triller on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in Triller’s decreased functionality until equivalent technology is either developed by Triller or, if available from another provider, is identified, obtained, and integrated into Triller’s infrastructure. Triller may also be unable to effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology.

Triller’s Technology Platform, services and technologies are vulnerable to malicious attacks and security breaches. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, and others. For example, in 2021 Triller experienced a dictionary attack that resulted in approximately 100 of its users’ accounts being taken over and, in 2022, as a result of a bug introduced in the application, Triller estimated that potentially 504 accounts may have been compromised. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures Triller takes to safeguard its technology may not adequately prevent such incidents.

While Triller has taken steps to protect its confidential and personal information and that of its users and other business relationships and have invested in information technology, there can be no assurance that Triller’s efforts will prevent service interruptions or security breaches in Triller’s systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect Triller’s business operations, reputation, and client relationships. Any such breach would require Triller to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although Triller maintains an insurance policy that covers data security, privacy liability, and cyber-attacks, Triller’s insurance may not be adequate to cover losses arising from breaches or attacks on Triller’s systems. Triller also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Triller is also in the process of integrating the technology of its acquired companies. The resulting size and diversity of Triller’s technology systems, as well as the systems of third-party vendors with whom Triller contracts, increase the vulnerability of such systems to breakdowns and security breaches. In addition, Triller relies on technology at live Events, the failure or unavailability of which, for any significant period of time, could affect Triller’s business, Triller’s reputation and the success of Triller’s live Events. Triller also relies on technology to provide its digital offerings, live streaming and virtual Events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in Triller’s service and unauthorized access to, or alteration of, the content and data contained on Triller’s systems and those of Triller’s third-party vendors. Any significant interruption or failure of the technology upon which Triller relies, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting Triller’s business, financial condition and results of operations. Implementation of changes in Triller’s technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance Triller’s technology in a timely and cost-effective manner could materially adversely affect Triller’s users’ experience with Triller’s various products and thereby negatively impact the demand for Triller’s products, and could increase Triller’s costs, either of which could materially adversely affect Triller’s business, financial condition and results of operations. Implementation of changes in Triller’s technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance Triller’s technology in a timely and cost-effective manner could materially adversely affect Triller’s users’ experience with Triller’s various products and thereby negatively impact the demand for Triller’s products, and could increase Triller’s costs, either of which could materially adversely affect Triller’s business, financial condition and results of operations.

In addition, the delivery of Triller’s products and services through Triller’s Technology Platform presents the potential for further vulnerabilities. For instance, Triller may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. While Triller has internal policies in place to protect against these vulnerabilities, Triller can make no assurances that it will not be adversely affected should one of these events occur. Additionally, there is an increased risk that Triller may experience cybersecurity-related events and other security challenges, as a result of its hybrid and remote employees and service providers working from non-corporate-managed networks.

Furthermore, Triller’s future success will depend on its ability to adapt to emerging technologies such as tokenization, new authentication technologies, such as blockchain technologies, artificial intelligence, machine learning, virtual and augmented reality, and cloud technologies. Additionally, Triller’s efforts to adapt to emerging technologies may not always be successful and Triller may not make appropriate investments in new technologies, which could materially adversely affect its business, financial condition and results of operations. For example, the use of AI and ML is becoming increasingly prevalent in Triller’s industry, and, although Triller intends to continue developing its Technology Platform’s AI and ML capabilities to meet the needs of its customers, Triller may be unable to accurately or efficiently integrate machine learning and artificial intelligence features or functionalities of the quality or type sought by Triller’s customers or offered by Triller’s competitors. These development efforts may also require significant engineering, sales, and marketing resources, all of which could require significant capital and management investment. If Triller is unable to enhance its Technology Platform and product offerings to keep pace with rapid technological and regulatory change, or if new technologies, including AI and ML solutions, emerge that are able to deliver competitive products at aggressive or alternative prices, more efficiently, more conveniently or more securely than Triller’s Technology Platform, demand for Triller’s Technology Platform and product offerings may decline, and Triller’s business, financial condition, and results of operations may be adversely affected.

Any of the above circumstances or events may adversely impact the user experience, harm Triller’s reputation, cause organizations to terminate Triller’s agreements, impair Triller’s ability to obtain license renewals from organizations, impair Triller’s ability to grow its user base, subject Triller to financial penalties and otherwise harm Triller’s business, results of operations and financial condition.

If Triller is unable to ensure that its Technology Platform interoperates with a variety of software applications that are developed by others, including its partners, Triller may become less competitive and its results of operations may be harmed.

Triller’s Technology Platform must integrate with a variety of network, hardware, and software platforms, and Triller needs to continuously modify and enhance the platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, Triller has developed its Technology Platform to be able to integrate with third-party applications, including the applications of its competitors as well as its partners, through the interaction of APIs. In general, Triller relies on the providers of such software systems to allow Triller access to their APIs to enable these integrations. Triller is typically subject to standard terms and conditions that govern the distribution, operation, and fees of such third-party systems and platforms which are subject to modification by such providers from time to time. Triller’s business may be harmed if any provider of such platforms or systems:

•        discontinues or limits Triller’s access to its software or APIs;

•        modifies its terms of service or other policies, including fees charged to, or other restrictions on Triller or other application developers;

•        changes how information is accessed by Triller or Triller’s users;

•        establishes more favorable relationships with one or more of Triller’s competitors; or

•        develops or otherwise favors its own competitive offerings over Triller’s.

Third-party services and products are constantly evolving, and Triller may not be able to modify its Technology Platform apps to ensure their compatibility with that of other third parties following development changes. In addition, some of Triller’s competitors may be able to disrupt the operation or compatibility of Triller’s Technology Platform on or with their products or services or exert strong business influence on Triller’s ability to operate and terms upon which Triller do so. Should any of Triller’s competitors modify their products, standards or terms in a manner that degrades the functionality of Triller’s Technology Platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of Triller’s Technology Platform with these products could decrease and Triller’s business, results of operations, and financial condition could be harmed. If Triller is not permitted or able to integrate with these and other third-party applications in the future, demand for Triller’s Technology Platform would be harmed and Triller’s business, results of operations, and financial condition would be harmed.

Triller has created mobile versions of its websites and the various offerings that comprise its Technology Platform to respond to the increasing number of people who access Triller’s products and services through mobile devices. If these mobile applications and websites do not perform well, Triller’s business may suffer. Triller is also dependent on third-party application stores (such as those managed by Apple and Google) that may prevent Triller from timely updating its product offerings, building new features, integrations, and capabilities, or charging for access. Certain of these third parties are now, and others may in the future become, competitors of us, and could stop allowing or supporting access to the platform or the apps that comprise the platform through their products, could allow access to the platform or such apps only at an unsustainable cost, or could make changes to the terms of access in order to make Triller’s Technology Platform and applications less desirable or harder to access, for competitive reasons. In addition, Triller’s Technology Platform and applications interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. Triller therefore depends on the interoperability of its applications with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that Triller does not control. Any changes in such technologies that degrade the functionality of Triller’s apps or give preferential treatment to competitive services could adversely affect adoption and usage of Triller’s apps. Also, Triller may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Triller’s apps operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. If Triller is unable to effectively anticipate and manage these risks, or if it is difficult for users to access and use Triller’s apps, Triller’s business, results of operations and financial condition may be harmed.

Triller relies on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase Triller’s costs and adversely affect the quality of Triller’s business.

Triller relies on technologies from third parties, such as AWS and Google, to operate critical functions of its business, including cloud infrastructure services and customer relationship management services. Triller’s business would be disrupted if any of the third-party software or services Triller utilizes and relies upon, such as AWS and Google, or functional equivalents thereof, were unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices. In each case, Triller would be required to either seek licenses to software or services from other parties and redesign the Triller app or certain aspects of Triller’s Technology Platform to function with such software or services or develop these components itself, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into the Triller app. Furthermore, Triller might be forced to limit the features available in its Technology Platform. These delays and feature limitations, if they occur, could harm Triller’s business, results of operations, and financial condition.

Triller incorporates software and services from third parties into its Technology Platform, and its inability to maintain rights to such software and services would harm its business and results of operations.

Triller licenses patents, software, technology and procure services from third parties that it incorporates into or integrate with its Technology Platform. Some of the foregoing licenses and services are material and important to the functionality and operation of Triller’s Technology Platform and would be difficult to replace. For example, Triller licenses music and video editing technology from a third party licensor which is a material component of its Technology Platform. Some of Triller’s agreements with its licensors provide for a limited term. Although Triller has taken steps to protect its rights in certain technology, and identify alternatives where applicable, if Triller is unable to continue to license any of this intellectual property for any reason, its ability to develop and sell access to its Technology Platform containing such technology could be harmed. Similarly, if Triller is unable to license necessary intellectual property from third parties now, or in the future, on commercially reasonable terms or at all, Triller may be forced to acquire or develop alternative technology, which Triller may be unable to do in a commercially feasible manner, or at all, and Triller may be required to use alternative technology of lower quality or performance standards, which would adversely affect Triller’s business, financial condition and results of operations.

Triller also cannot be certain that its licensors are not infringing the intellectual property rights of third parties or that its licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which Triller may sell access to its Technology Platform. In addition, many licenses are non-exclusive, and therefore Triller’s competitors may have access to the same technology licensed to Triller.

Certain of Triller’s products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict Triller’s ability to sell its products.

Certain of Triller’s products contain components that are licensed under so-called “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Triller currently combines its proprietary software with open source software, but not in a manner that Triller believes requires the release of the source code of its proprietary software to the public. Triller does not plan to integrate its proprietary software with open source software in ways that would require the release of the source code of its proprietary software to the public. Although Triller has certain processes in place to monitor and manage its use of open source software to avoid subjecting its platform to conditions Triller does not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Triller’s ability to provide or distribute Triller’s platform.

Triller’s use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, if Triller combines its proprietary software with open source software in a certain manner, Triller could, under certain open source licenses, be required to release to the public or remove the source code of Triller’s proprietary software. Triller may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require Triller to purchase a costly license or remove the software. In addition, if the license terms for open source software that Triller uses change, it may be forced to re-engineer its solutions, incur additional costs or discontinue the sale of its offerings if re-engineering could not be accomplished on a timely basis or at all. Although Triller monitors its use of open source software to avoid subjecting its offerings to unintended conditions, Triller cannot assure you that its processes for monitoring and managing its use of open source software in its platform will be effective and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on its ability to commercialize its offerings. Triller cannot guarantee that it has incorporated open source software in its software in a manner that will not subject Triller to liability or in a manner that is consistent with its current policies and procedures.

The failure to maintain or renew Triller’s agreements with producers or distributors of free, freemium and pay-per-view content could adversely impact Triller’s business.

Triller enters into long-term contracts for both the acquisition and the distribution of media content, including contracts for the acquisition of content rights for sporting events and other programs. As these contracts expire, Triller must renew or renegotiate the contracts, and if Triller is unable to renew them on acceptable terms, Triller may lose content rights or distribution rights. Even if these contracts are renewed, the cost of obtaining content rights may increase (or increase at faster rates than Triller’s historical experience). Moreover, Triller’s ability to renew these contracts on favorable terms may be affected by consolidation in the market for content distribution and the entrance of new participants in the market for distribution of content on digital platforms. With respect to the acquisition of content rights, particularly sports content rights, the impact of these long-term contracts on Triller’s results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and rates for content, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from content based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the content.

Triller’s ability to provide its subscribers with content also depends on content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content Triller distributes. The license periods and the terms and conditions of such licenses vary, and Triller is currently operating outside the terms of some of its current licenses. If the content providers and other rights holders are not or are no longer willing or able to license Triller content upon terms acceptable to us, Triller’s ability to stream content to its subscribers may be adversely affected and/or its costs could increase. Because of these provisions as well as other actions Triller may take, content available through its service can be withdrawn on short notice. As competition increases, Triller has seen the cost of certain programming increase.

Triller’s business depends on its ability to send consumer engagement messages, including emails, SMS, and mobile and web notifications, and any significant disruption in service with Triller’s third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm Triller’s business, financial condition, and results of operations.

Triller’s brand, reputation, and ability to attract new customers depend on the reliable performance of Triller’s technology infrastructure and content delivery. Triller’s Technology Platform engages with consumers through emails, SMS and push notifications, and Triller depends on third-party services for delivery of such notifications. Any incident broadly affecting the interaction of third-party devices with Triller’s platform, including any delays or interruptions in these services that could cause delays to emails, SMS, or mobile and web notifications, could adversely affect Triller’s business. Similarly, cybersecurity events could result in a disruption to such third-party’s services, including regulatory investigations, reputational damage, and a loss of sales and customers, which could in turn impact Triller’s business. A prolonged disruption, cybersecurity event or any other negative event affecting a third-party service could lead to customer dissatisfaction and could in turn damage Triller’s reputation with current and potential customers, result in a breach under Triller’s agreements with its customers, and cause Triller to lose customers or otherwise harm its business, financial condition, and results of operations.

Triller depends in part on mobile operating systems and their respective infrastructures to send notifications through various applications that utilize its platform. As new email, mobile devices, and mobile and web platforms are released, existing email, mobile devices, and platforms may cease to support Triller’s platform or effectively roll out updates to Triller’s customers’ applications. Any changes in these systems or platforms that negatively impact the functionality of Triller’s platform could adversely affect Triller’s ability to interact with consumers in a timely and effective fashion, which could adversely affect Triller’s ability to retain and attract new customers. The parties that control the operating systems for mobile devices and mobile, web, and email platforms have no obligation to test the interoperability of new mobile devices or platforms with Triller’s platform, and third parties may produce new products that are incompatible with or not optimal for the operation of Triller’s platform. Additionally, in order to deliver high-quality consumer engagement, Triller needs to ensure that its platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. If consumers choose to use products or platforms that do not support Triller’s platform, or if Triller does not ensure its platform can work effectively with such products or platforms, Triller’s business and growth could be harmed. Triller also may not be successful in developing or maintaining relationships with key participants in the email or mobile industries that permit such interoperability. If Triller is unable to adapt to changes in popular operating systems and platforms, it expects that its customer retention and customer growth would be adversely affected.

Triller’s business may be adversely affected if Triller’s access to music rights is limited or delayed. The concentration of control of content by major music licensors means that even one entity, or a small number of entities working together, may unilaterally affect Triller’s access to music and other content. Triller depends upon third-party licenses for the use of music on Triller’s platform and in Triller’s content. An adverse change to, loss of, or claim that Triller does not hold necessary licenses may have an adverse effect on its business, operating results, and financial condition.

Music is an important element of the overall content that Triller makes available on the Triller app. Triller relies on licensors that hold rights to sound recordings and musical compositions, over whom Triller has no control, for the music related content Triller makes available on the Triller app. To secure the rights to use music in Triller’s content and on the Triller app, Triller enters into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). Triller pays royalties to such parties or their agents around the world. Triller cannot guarantee that these parties will always choose to license to Triller.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom Triller may have conflicting ownership information, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed with respect to the use of musical compositions and sound recordings.

The music industry is highly concentrated, which means that one or a small number of entities may, on their own, take actions that adversely affect Triller’s business. For example, the music rights licensed to Triller under Triller’s agreements with major record labels and major publishing companies are necessary for Triller to exploit the majority of music consumed on the Triller app. Triller’s business may be adversely affected if Triller’s access to music is limited or delayed, or if any of the various rights to such music are no longer licensed to us, if Triller’s relationships deteriorate with one or more of these rights holders, or if they choose not to license to Triller for any other reason. Rights holders also may attempt to take advantage of their market power by seeking onerous financial terms from Triller. Triller may elect not to renew certain agreements with rights holders for any number of reasons, or Triller may decide to explore different licensing schemes or economic structures with certain or all rights holders. Artists and/or songwriters may object and may exert public or private pressure on rights holders to discontinue or to modify license terms, or Triller may elect to discontinue use of an artist or songwriter’s catalog based on a number of factors, including actual or perceived reputational damage. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require Triller to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Even if Triller is able to secure music rights from record labels, music publishers and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, Triller’s ability to continue to license rights to music is subject to convincing a broad range of stakeholders of the value and quality of Triller’s service. In addition, Triller’s music licenses from record labels, music publishers and other copyright owners may not contemplate some of the features and content that Triller may wish to add to its service, or new service offerings or revenue models that Triller may wish to launch. To the extent that Triller is unable to license or continue to license a large amount of music rights or the music rights related to the music written or performed by certain popular artists, Triller’s business, operating results, and financial condition could be materially harmed.

With respect to musical compositions, in addition to obtaining the synchronization, distribution and reproduction rights, Triller also needs to obtain public performance or communication to the public rights, and this needs to be accomplished on a territory basis. At times, while Triller may hold sufficient license rights for certain music in a territory such as the United States, it may be difficult to obtain the license for the same music rights from the applicable rights holders outside of such territory.

In the United States, public performance rights are typically obtained separately through intermediaries known as performing rights organizations (“PROs”) which (a) issue blanket licenses with copyright users for the public performance of musical compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. Triller has, or are in some instances in the process of obtaining licenses, for public performance of musical compositions in the United States, Canada, Mexico, Europe and other territories, through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. The royalty rates available to Triller from the PROs today may not be available to Triller in the future. The royalty rates under licenses provided by American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music Inc. (“BMI”) currently are governed by consent decrees, which were issued by the U.S. Department of Justice in an effort to curb anti-competitive conduct. Removal of or changes to the terms or interpretation of these agreements could affect Triller’s ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm Triller’s business, operating results, and financial condition.

In other parts of the world, including in Canada and Europe, Triller has or are in some instances in the process of obtaining licenses for public performance of musical compositions through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. Given the licensing landscape in other territories for public performance rights, Triller cannot guarantee that it will be able to finalize and enter into licensing agreements in such territories, or that Triller’s licenses with collecting societies and Triller’s direct licenses with publishers provide full coverage for all of the musical compositions it uses in its service in the countries in which it operates, or that Triller may enter in the future. Publishers, songwriters, and other rights holders who choose not to be represented by major or independent publishing companies or collecting societies have, and could in the future, adversely impact Triller’s ability to secure licensing arrangements in connection with musical compositions that such rights holders own or control, and could increase the risk of liability for copyright infringement.

Although Triller expends significant resources to seek to comply with applicable contractual, statutory, regulatory, and judicial frameworks, it cannot guarantee that it currently holds, or will always hold, every necessary right to use all of the music that is used on Triller’s service now or that may be used in Triller’s products and services in the future, and Triller cannot assure you that Triller is not infringing or violating any third-party intellectual property rights, or that Triller will not do so in the future. For additional information, see “Risk Factors — Risks Related to Government Regulation and Triller’s Intellectual Property.”

These challenges, and others concerning the licensing of music on Triller’s platform, may subject Triller to significant liability for copyright infringement, breach of contract, or other claims. For additional information, see “Description of Triller’s Business — Legal Proceedings.”

Triller is a party to many music license agreements that are complex and impose numerous obligations upon Triller that may make it difficult to operate Triller’s business, and a breach, or perceived breach, of such agreements could adversely affect Triller’s business, operating results, and financial condition.

Triller’s license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•        calculate and make payments based on complex royalty structures, which requires tracking usage of content in Triller’s service that may have inaccurate or incomplete metadata necessary for such calculation;

•        provide periodic reports in specified formats on the exploitation of the content;

•        represent that Triller will obtain all necessary licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of sound recordings and musical compositions;

•        comply with certain marketing and advertising restrictions;

•        grant the licensor the right to audit Triller’s compliance with the terms of such agreements; and

•        comply with certain security and technical specifications.

Certain of Triller’s license agreements may also contain minimum guarantees or require that Triller makes minimum guarantee or advance payments, which are not always tied to Triller’s number of users or stream counts for music used in Triller’s service. Accordingly, Triller’s ability to achieve and sustain profitability and operating leverage in part depends on Triller’s ability to increase its revenue through increased sales of subscriptions on terms that maintain an adequate gross margin. Triller’s license agreements that contain minimum guarantees typically have terms of between one and three years, but Triller’s users may cancel their subscriptions at any time. Triller relies on estimates to forecast whether such minimum guarantees and advances against royalties could be recouped against Triller’s actual content costs incurred over the term of the license agreement. To the extent that Triller’s estimates underperform relative to Triller’s expectations, and Triller’s content costs do not exceed such minimum guarantees and advance payments, Triller’s margins may be adversely affected.

Some of Triller’s license agreements may also include so-called “most-favored nations” provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause Triller’s payment or other obligations to escalate substantially. Additionally, some of Triller’s license agreements require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, Triller’s ability to undertake new business initiatives may be limited and Triller’s competitive position could be impacted.

If Triller breaches any obligations in any of its license agreements, or if it uses content in ways that are found to exceed the scope of such agreements, Triller could be subject to monetary penalties or claims of infringement, and its rights under such agreements could be terminated. Furthermore, certain of Triller’s licenses are currently expired by their terms, and Triller is relying on ordinary course of dealing extensions with such licensors. Additionally, Triller is not current on payments under all of its licenses, which may increase the risk of litigation with certain of its licensors. Triller also runs the risk of such licensors making copyright infringement claims against us, which could have a material adverse effect on Triller’s business, financial condition, and operating results.

In the past, Triller has entered into agreements that required Triller to make substantial payments to licensors to resolve instances of past use at the same time that Triller enters into go-forward licenses. These agreements may also include most-favored nations provisions. If triggered, these most favored nations provisions could cause Triller’s payments or other obligations under those agreements to escalate substantially. If Triller needs to enter into additional similar agreements in the future, it could have a material adverse effect on its business, financial condition, and operating results.

Triller faces risks, such as unforeseen costs and potential liability, in connection with content Triller produce, license, and distribute through Triller’s Technology Platform.

As a producer and distributor of content, Triller faces potential liability for negligence, copyright and trademark infringement, claims for violation of the right of publicity or privacy, or other claims based on the nature and content of materials that Triller produces, license, and distribute, such as content from its live Events. Triller also may face potential liability for content used in promoting its Technology Platform and Events, including marketing materials or its community-related content. Triller may decide to remove content from its Technology Platform, not to place certain content on its Technology Platforms, or to discontinue or alter its production of certain types of content if Triller believes such content might not be well received by its consumers and partners or could be damaging to its brand and business.

To the extent Triller does not accurately anticipate costs or mitigate risks, including for content that it obtains but ultimately does not appear on or is removed from its Technology Platforms, or if Triller become liable for content it produces, licenses or distributes, its business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm its business and reputation. Triller may not be indemnified against claims or costs of these types and Triller cannot guarantee that it is adequately insured to indemnify Triller for all liability that may be imposed on Triller.

Risks Related to Triller’s Live Events

Triller’s ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond Triller’s control, such as general macroeconomic conditions and catastrophic events.

Triller’s business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as inflation, including the current persistent inflationary environment, unemployment levels, fuel prices and prices for other goods and services, interest rates, including the current environment of rapidly rising interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact Triller’s operating results. Declines in advertising, sponsorship and other Brand partnership revenue can also be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies causing advertisers to alter their spending priorities based on these or other factors. In addition, Brands’ willingness to purchase advertising or to sponsor Triller’s live Events may be adversely affected by lower audience ratings for Triller’s programming content. While consumer and corporate spending may decline at any time for reasons beyond Triller’s control, such as economic recessions or other economic conditions, natural disasters, severe weather, pandemics such as the COVID-19 pandemic, wars, acts of terrorism, power loss, telecommunications failure or other catastrophic events, the risks associated with Triller’s businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting Triller’s operating results and growth. A prolonged period of reduced consumer or corporate spending, as occurred during the COVID-19 pandemic, could have an adverse effect on Triller’s business, financial condition and results of operations.

Owning and managing certain Events for which Triller sells media and sponsorship rights and ticketing exposes Triller to greater financial risk than market participants who are not vertically integrated. If the live Events that Triller owns and manages are not financially successful, Triller’s business could be adversely affected.

Triller acts as a principal by owning and managing certain live Events for which it sells media and sponsorship rights and ticketing, such as BKFC. Organizing and operating a live event involves significant financial risks as Triller bears all or most event costs, including a significant amount of up-front costs. In addition, Triller typically books its live Events many months in advance of holding the event and often agree to pay various third parties fixed guaranteed amounts prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in Triller’s ability to live stream or otherwise distribute an event, whether as a result of technical difficulties or otherwise, Triller could lose a substantial amount of these up-front costs, fail to generate anticipated revenue and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. There can be no assurance that Triller will not suffer financial harm or adverse impacts to its business operations if Triller is required to cancel and/or reschedule any live Events. Triller could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation or performers failing to participate, as well as operational challenges caused by extraordinary incidents such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics such as the recent COVID-19 pandemic or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. For example, in 2021 and 2022 Triller had to cancel a total of four Events due to key participants contracting COVID-19. These cancelations resulted in Triller’s being unable to recoup or avoid payment for various nonrefundable expenses Triller had paid and/or incurred in connection with such Events. Triller often has cancellation insurance policies in place to cover a portion of its losses if it is compelled to cancel an event, but its coverage may not be sufficient and is subject to deductibles. If the live Events that Triller owns and manages are not financially successful, it could suffer an adverse effect on its business, financial condition and results of operations.

The failure to continue creating and partnering with those who create popular live events and pay-per-view programming could adversely impact Triller’s business.

The creation, marketing and distribution of Triller’s media entertainment programming, including Triller’s pay-per-view and digital live Events, is critical to Triller’s business and to Triller’s ability to generate revenues. A failure to continue developing or partnering with those who develop creative and entertaining programs and events would likely lead to a decline in the popularity of Triller’s brand of entertainment and would adversely affect Triller’s ability to generate revenues and could have a material adverse effect on Triller’s business, operating results and financial condition.

Triller may pay upfront expenses when planning live Events, entering into exclusive agreements for video series, or licensing rights to distribute and publicly perform music, and if these arrangements do not perform as Triller expects, its business, results of operations and financial condition may be harmed.

Triller may pay one-time, upfront non-recoupable or recoupable signing fees or advances to certain entertainers (e.g. musicians, athletes, and influencers) or event venues in order to produce high-quality live and virtual entertainment, or gain exclusive ticketing or streaming video rights. Triller may also pay upfront fees for access to song catalogs by music labels. If the party does not comply with the terms of the contract or perform an event, such fees are refundable to Triller. Triller pay these upfront fees based on the expectations to generate revenue on ticket sales, sponsorships, advertising and on-demand payments by users. Triller makes the decision to make these payments based on its assessment of the past success of the entertainers, past event data, and other financial information. Triller includes commercial and legal protections in its contracts that include upfront fees, such as requiring certain performance obligations, to mitigate the financial risk of making these payments. However, live and virtual Events may vary greatly from year-to-year and from event to event as a result of external factors, including event planning and budgeting commitments as well as other competing events, streaming platform commitments, etc. If Triller’s assumptions and expectations prove wrong, or a counterparty defaults, resulting in an unsuccessful event, Triller’s return on these signing fees will not be realized and Triller’s business and results of operations will be harmed.

Further, Triller has in the past, and may in the future, face legal claims from Creators or vendors who did not receive advanced payout payments, which may harm Triller’s business, results of operation and financial condition. Triller has in the past, and may in the future, also face legal claims from Creators who did not meet contractual minimums or other contractual provisions to receive payments, which may harm Triller’s business, results of operation or financial condition.

Participants and spectators in connection with Triller’s live entertainment and sports Events are subject to potential injuries and accidents, which could subject Triller to personal injury or other claims and increase Triller’s expenses (for which Triller’s insurance may not provide adequate coverage), as well as reduce attendance at Triller’s live entertainment and sports Events, causing a decrease in Triller’s revenue.

Triller holds numerous live Events each year. This schedule exposes Triller’s performers, athletes and Triller’s employees who are involved in the production of those Events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of Triller’s Events exposes Triller’s performers and athletes to the risk of serious injury or death. There are inherent risks to participants and spectators involved with producing, attending or participating in live entertainment and sports events including the risk of an actual or threatened terrorist act, fire, explosion, protests, riots, and other safety or security issues, any one of which could result in injury or death to attendees and/or damage to the facilities at which such an event is hosted. Injuries and accidents may occur from time to time in the future, which could subject Triller to substantial claims and liabilities for injuries. Incidents in connection with Triller’s entertainment and sports Events at any of Triller’s venues or venues that Triller rents could also result in claims, reducing operating income or reducing attendance at Triller’s Events, causing a decrease in Triller’s revenues. There can be no assurance that the insurance Triller maintains will be adequate to cover any potential losses. The physical nature of many of Triller’s live sports Events exposes the athletes that participate to the risk of serious injury or death. For example, participants in BKFC do not wear any padding or gloves, which may result in increased numbers of injuries, including, among others, maxillofacial fractures and dental avulsions. These injuries could also include concussions or more serious injuries, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of Triller’s live sports Events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, Triller may seek coverage under its accident insurance policies or its general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by its policies, Triller may self-insure medical costs for athletes for such injuries. Liability to Triller resulting from any death or serious injury, including concussions, sustained by athletes while competing, could adversely affect its business, financial condition, and operating results.

Triller’s live Events will entail other risks inherent in public live events, including air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, equipment malfunction, terrorism or other violence, local labor strikes and other “force majeure” type events. If an event Triller hosts or in which Triller participates experiences an internet or power outage, the event may be delayed or canceled, and Triller’s reputation may be harmed. These circumstances could result in personal injuries or deaths, including to Triller’s employees and contractors, canceled Events and other disruptions to Triller’s business or result in liability to third parties. Triller cannot guarantee its insurance policies will provide Triller coverage for these incidents or that any coverage Triller obtain will be adequate to cover its liabilities. Moreover, if there were a public perception that the safety or security measures are inadequate at the Events Triller hosts, whether or not that is the case, it could result in reputational damage and a decline in future attendance at Events hosted by Triller. In addition, Triller streams a number of live Events every year, and if an event Triller hosts or participates in experiences an internet or power outage, the event may be delayed or canceled, and Triller’s reputation may be harmed and Triller may incur additional financial expense. The occurrence of any of these circumstances could adversely affect Triller’s business, financial condition, and results of operations.

A decline in the popularity of Triller’s brand of sports entertainment, including as a result of changes in the social and political climate, could adversely affect Triller’s business.

Triller’s operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Some of live event programming is created to evoke a passionate response from consumers. For example, BKFC live Events may be negatively perceived by some parts of the public and negative events or publicity related to such Events may result in a decline in the popularity of such events.

A determination that independent contractors are employees could expose Triller to various liabilities and additional costs.

In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question Triller’s ability to treat performers and athletes as independent contractors in those states. The impact of these initiatives on Triller is unknown. If Triller is required to reclassify independent contractors as employees, Triller may incur additional costs and taxes which could adversely affect Triller’s business, financial condition, and results of operations.

Regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for Triller. For example, in 2020 California passed a worker classification statute (“AB 5”), which effectively narrowed the definition of an independent contractor by requiring hiring entities to use a stricter test to determine a given worker’s classification. In addition, AB 5 places the burden of proof for classifying workers as independent contractors on hiring entities and provides enforcement powers to the state and certain cities. Legislative proposals concerning worker classification are being considered by various other states, including New York and New Jersey. Additionally, any requirement to reclassify independent contractors as employees may require Triller to significantly alter Triller’s existing business model or operations, including suspending or ceasing operations in impacted jurisdictions, increase Triller’s costs and impact Triller’s ability to add new talent and grow Triller’s business. For instance, existing talent may decide not to partner with Triller and new talent may not join given the loss of flexibility under an employment model. Any of the foregoing could have an adverse impact on Triller’s business, financial condition, and results of operations and Triller’s ability to achieve or maintain profitability. If ultimately required, worker’s compensation insurance for Triller’s talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, Triller’s operations, which could affect Triller’s business, financial condition and/or results of operations. Liability to Triller resulting from any death or serious injury sustained by one of Triller’s performers or athletes while performing could adversely affect Triller’s business, financial condition and operating results.

Triller’s insurance may not be adequate.

Triller plans to hold numerous live Events each year. This schedule exposes Triller’s performers and Triller’s employees who are involved in the production of those Events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of Triller’s Events exposes Triller’s performers to the risk of serious injury or death. Although Triller has general liability insurance and umbrella insurance policies, and although Triller’s performers are responsible for obtaining their own health, disability and life insurance, Triller cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Triller’s liability resulting from any accident or injury not covered by Triller’s insurance could have a material adverse effect on Triller’s business, operating results and financial condition.

Triller may be prohibited from promoting and conducting Triller’s live Events if it does not comply with applicable regulations.

In various states in the United States, athletic commissions and other applicable regulatory agencies require Triller to comply with their regulations, which may include obtaining promoters licenses, performers licenses, medical licenses and/or event permits in order for Triller to promote and conduct Triller’s live events. In the event that Triller fails to comply with the regulations of a particular jurisdiction, Triller may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present Triller’s live Events over an extended period of time or in a number of jurisdictions could have a material adverse effect on Triller’s business, operating results and financial condition.

Labor disputes, whether involving Triller’s own employees or sports leagues, creative talent or broadcast partners may disrupt Triller’s operations and adversely affect Triller’s results of operations.

Some of the performers and vendors Triller uses for its live Events and content production, including music and athletic talent and production crews, may be covered by collective bargaining agreements or works councils. If the parties Triller has contracts with are unable to reach agreements with labor unions before the expiration of their collective bargaining agreements, the individuals who were covered by those agreements may have a right to strike or take other actions that could adversely affect Triller. Moreover, many collective bargaining agreements are industry-wide agreements, and Triller lacks control over the negotiations and terms of the agreements. A labor dispute involving Triller’s contracted parties may result in work stoppages or disrupt Triller’s operations and reduce Triller’s revenue, and resolution of disputes may increase Triller’s costs.

Labor disputes in sports leagues or associations could have an adverse impact on Triller’s business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which Triller has the rights to broadcast live games or events may preclude Triller from airing or otherwise distributing scheduled games or events, which could have a negative effect on Triller’s business, financial condition and results of operations.

The sales cycle for live events programming varies and may negatively affect Triller’s ability to prepare accurate financial forecasts.

The sales cycle related to Triller’s live Events programming and the related revenue streams, which typically ranges from a single week to multiple months, may also cause Triller to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, Triller may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that Triller does not receive as a result of delays arising from these factors, and Triller’s results of operations in future reporting periods may be below the expectations of investors. If Triller does not address these risks successfully, Triller’s results of operations could differ materially from Triller’s estimates and forecasts or the expectations of investors, causing Triller’s business to suffer.

Triller has no assurance that the substantial time and money spent on its sales efforts will generate significant revenue. If conditions in the marketplace, generally or with specific Brands, Creators or consumers, change negatively, it is possible that Triller will be unable to recover any of these expenses. Triller’s sales efforts involve educating Triller’s Brands, Creators or consumers about the use, technical capabilities and benefits of Triller’s Technology Platform. Some of Triller’s Brands, Creators or consumers undertake an evaluation process that frequently involves not only Triller’s Technology Platform but also the offerings of Triller’s competitors. As a result, it is difficult to predict when Triller will obtain new Brands, Creators or consumers and begin generating revenue from these new Brands, Creators or consumers. Even if Triller’s sales efforts result in obtaining a new Brand, Creator or user, it may not sufficiently justify the expenses incurred to acquire the Brand, Creator or user and the related training support. As a result, Triller may not be able to add Brands, Creators or consumers, or generate revenue, as quickly as Triller may expect, which could harm Triller’s growth prospects.

Risks Related to Triller’s AI Business

A significant slowdown in the growth of AI and AI-related markets could affect Triller’s business and earnings. Even if the market does grow, there is a possibility that Triller may not be able to grow at a similar pace.

AI and AI-related markets are still in their infancy in comparison to other widely used software types, it is unclear whether AI and AI-related markets will continue to grow. The success of Triller’s Technology Platform will depend on the willingness of Creators and Brands to increase their use of AI. If Creators and Brands do not perceive the benefits of AI products and services, then AI and AI-related markets could experience a significant slowdown in growth, which would diminish the market for Triller’s Technology Platform and have a negative effect on Triller’s business, operating results, and financial condition. Additionally, if market growth falls short of Triller’s expectations Triller may not be able to adjust its Technology Platform quickly enough to maintain and grow its operations. Even if AI-related markets do grow, Triller may not be able to adjust its spending quickly enough to keep pace or grow at a similar or steady pace with such growth, and Triller may misjudge market and business trends, which would harm its business, operating results, and financial condition.

AI services and products developed by Triller may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power.

AI is a fast growing industry and Triller must successfully adapt and manage technological advances in AI and AI-related markets, as well as effectively compete with the emergence of additional competitors in the industry in order to maintain and grow Triller’s AI business and AI services. Thus, the success of Triller’s AI services and business depends in large part on Triller’s ability to keep pace with rapid technological changes in the development and implementation of AI products and services. For example, the development of groundbreaking technological innovations in AI, or innovations that would render AI obsolete, would harm Triller’s AI related business and make

Triller’s AI services less durable. Further, the entry of competitors into the AI market that have more financial and brand power, could cause Triller’s share of the market to be significantly reduced thereby negatively affecting Triller’s business, operating results, and financial condition. For example, both Google and Microsoft have announced near term AI products and services. Any one of which may be a direct competitor with Triller’s Amplify conversation AI services. There is a risk that these or other competitors could cause significant disruptions to Triller’s AI business model, and that Triller will be unprepared to compete effectively.

Failure to attract and retain additional qualified personnel could prevent Triller from executing Triller’s business strategy and growth plans.

To execute Triller’s business strategy, Triller must attract and retain highly qualified personnel, including in the areas of AI and ML. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in Triller’s industry and location is intense. Triller competes with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which Triller competes for experienced personnel have greater resources than Triller does and can frequently offer such personnel substantially greater compensation than Triller can offer. If Triller fails to identify, attract, develop and integrate new personnel, or fail to retain and motivate its current personnel, its growth prospects would be adversely affected.

The information that Triller’s AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, Triller’s credibility may be negatively impacted, which may affect Triller’s business, operating results, and financial condition.

Triller’s AI may come to learn sensitive and confidential information. When accumulating such information the risks of a data breach or inadvertent disclosure of such information is of paramount concern. The information Triller’s AI obtains may become released due to a hack or data breach by third-parties as well as accidently released by Triller. Any unauthorized disclosure of such information could damage Triller’s reputation, interrupt Triller’s operations, and may result in a violation of applicable laws. If such information is released, it could cause Creators and Brands to not trust Triller’s AI services and reduce the number of customers Triller attracts. Further, if such a leak were to occur Triller may also have to cease its AI operations to install additional security measures to prevent the further occurrence of leaks, which may be time consuming and expensive. Accordingly, if there is a leak of sensitive or confidential information by Triller’s AI, whether as a result of third-parties, or caused by us, it would seriously harm Triller’s business, operating results, and financial condition.

Use of new and emerging AI applications, such as genAI content creation, may require additional investment and costs, and pose risks to Triller’s business and could subject Triller to legal liability.

Uncertainty around new and emerging AI applications, such as genAI content creation, may require additional investment in the development of proprietary datasets and ML models, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI, which may be costly and could impact Triller’s profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of Triller’s offerings due to the nature of the computing costs involved in such systems.

Triller may use generative AI tools in its business. GenAI is a broad label describing any type of AI that can produce new text, images, video, or audio clips. Technically, this type of AI learns patterns from training data and generates new, unique outputs with similar properties. GenAI tools producing content which can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that Triller would not be able to claim copyright ownership in any source code, text, images, or other materials, which Triller develops through use of genAI tools, and the availability of such protections in other countries is unclear. As a result, Triller could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. Triller also face risks to any confidential or proprietary information of the Company which it may include in any prompts or inputs into any genAI tools, as the providers of the genAI tools may use these inputs or prompts to further train the tools. Not all providers offer an option to opt-out of such usage, and, even where Triller does opt-out, it cannot guarantee that the opt-out will be fully effective. In addition, Triller has little or no insight into the third-party content and materials used to train these genAI tools, or the extent of the original works which remain in the outputs. As a result, Triller may face claims from third parties claiming infringement of their intellectual property rights, or mandatory compliance with open source software or other license terms, with respect to software, or other materials or content Triller believed to be available for use, and not subject to license terms or other third party proprietary rights. Triller could also be subject to claims from the providers of the genAI tools, if Triller uses any of the generated materials in a manner inconsistent with their terms of use. Any of these claims could result in legal proceedings and could require Triller to purchase a costly license, comply with the requirement of open source software license terms, or limit or cease using the implicated software, or other materials or content unless and until Triller can re-engineer such software, materials, or content to avoid infringement or change the use of, or remove, the implicated third party materials, which could reduce or eliminate the value of its technologies and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on Triller’s business, results of operations, financial condition, and future prospects.

Risks Related to Government Regulation and Triller’s Intellectual Property

Triller may be unable to protect its patents, trademarks and other intellectual property rights, and others may allege that Triller infringes upon their intellectual property rights.

Triller has invested significant resources in brands associated with its business such as “Triller,” “Triller Fight Club,” “TrillerFest,” and “TrillerTV” in an attempt to obtain and protect its public recognition. These brands are essential to Triller’s success and competitive position. Triller has also invested significant resources in the premium content that it produces.

Triller’s intellectual property portfolio primarily consists of patents, patent applications, copyrights, registered and unregistered trademarks, trademark applications, domain names, know-how, and trade secrets. Triller’s trademarks and other intellectual property rights are critical to Triller’s success and Triller’s competitive position. Triller’s intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. While Triller has been issued patents and have additional patent applications pending, there can be no assurance that Triller’s issued patents will not be limited in scope or invalidated, or that Triller’s patent applications will result in issued patents. Triller has not registered its intellectual property in all jurisdictions in which it operates or has plans to operate. If Triller fails to maintain its intellectual property, its competitors might be able to enter the market, which would harm its business.

Moreover, a portion of Triller’s intellectual property has been acquired from one or more third parties. While Triller has conducted diligence with respect to such acquisitions, because Triller did not participate in the development or prosecution of much of the acquired intellectual property, Triller cannot guarantee that its diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances or issues arising through the acquisition that could limit Triller’s ability to enforce such intellectual property rights.

Further, policing unauthorized use and other violations of Triller’s intellectual property is difficult, particularly given Triller’s international scope, so Triller is susceptible to others infringing, diluting or misappropriating its intellectual property rights. If Triller is unable to maintain and protect its intellectual property rights adequately, Triller may lose an important advantage in the markets in which it competes. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, Triller’s intellectual property is at greater risk in those countries even where Triller takes steps to protect such intellectual property. For example, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of Triller’s products, or certain aspects of Triller’s Technology Platform or products may be unenforceable under the laws of certain jurisdictions. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to Triller’s proprietary information and technology. Additionally, certain unauthorized use of Triller’s intellectual property may go undetected, or Triller may face legal or practical barriers to enforcing its legal rights even where unauthorized use is detected. Triller has not actively monitored trademark filings by third parties. The disclosure to, or independent development by, a competitor of any of Triller’s trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that Triller may have over such competitor. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite Triller’s efforts, Triller may be unable to prevent third parties from infringing upon, misappropriating or designing around Triller’s technology and intellectual property or claiming that Triller infringes upon or misappropriate their technology and intellectual property.

The confidentiality and invention agreements Triller has entered into to protect its intellectual property rights may not have been properly entered into on every occasion with the applicable counterparty, and Triller cannot predict whether these agreements will be adequate to prevent infringement or misappropriation of these rights or be sufficient to ensure ownership of these rights, and such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Further, Triller may not have entered into such agreements with all relevant parties. If Triller failed to enter into one of these agreements, or if the assignment language is found to be insufficient under applicable laws, it may not have effectively granted ownership of certain technology or other intellectual property to Triller. In such an event, there would be a risk that the applicable counterparty would not be available to (or would not be willing to) assist Triller in perfecting its ownership of the technology or intellectual property, or the counterparty may even assert ownership rights against Triller and make claims for fees, damages, or equitable relief with respect to such technology or intellectual property, which may have an adverse effect on Triller’s ability to utilize, perfect, or protect Triller’s proprietary rights over such technology and intellectual property. Such agreements may also be breached and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave Triller’s company and join Triller’s competitors, or Triller’s competitors or other parties may learn of the information in some other way. Any such infringement of Triller’s intellectual property rights would also likely result in Triller’s commitment of time and resources to protect these rights. Triller has engaged, and continue to engage, in litigation with parties that claim or misuse some of its intellectual property. Triller is involved in certain pending lawsuits relating primarily to the ownership of certain intellectual property rights. Similarly, Triller may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on Triller’s business, operating results and financial condition.

From time to time, in the ordinary course of Triller’s business, Triller has been and may become involved in administrative processes, including re-examination, inter partes review, interference, derivation opposition and/or cancellation proceedings with respect to some of Triller’s intellectual property or third-party intellectual property. Any such proceedings or other litigation or dispute involving the scope or enforceability of Triller’s intellectual property rights or any allegation that Triller infringes, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming and have in the past and may in the future lead to loss or narrowing of Triller’s intellectual property. If any infringement or other intellectual property claim made against Triller by any third party is successful, if Triller is required to indemnify a third party with respect to a claim, or if Triller is required to, or decide to, cease use of a brand or technology, rebrand or obtain non-infringing intellectual property (such as through a license), it could result in harm to Triller’s competitive position, delay introductions of enhancements to Triller’s platform, result in Triller’s substituting inferior or more costly technologies into Triller’s platform, or harm Triller’s reputation and brand, and could adversely affect Triller’s business and financial condition. Triller expects that the occurrence of infringement claims is likely to grow as the market for Triller’s Technology Platform and Events grows and as Triller introduces new and updated products and offerings. Accordingly, Triller’s exposure to damages resulting from infringement claims could increase and this could further exhaust Triller’s financial and management resources.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage Triller’s business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Triller’s streaming video solutions are directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that Triller develops may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, Triller’s intellectual property licenses could be affected in numerous ways. A bankruptcy could result in Triller losing intellectual property rights. In particular, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks so in the event of Triller’s bankruptcy, Triller could lose rights to its trademarks.

Triller has been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in Triller’s market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the music and social media industries. However, Triller may not be aware if Triller’s Technology Platform or technology is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover Triller’s Technology Platform or technology and there is also a risk that Triller could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like Triller’s. Triller’s patent portfolio may provide little or no deterrence in a litigation with such non-practicing entities or other adverse patent owners that have no relevant solution revenue as Triller would not be able to assert its patents against such entities or individuals.

Triller’s use of third-party content, including music content, software, and other intellectual property rights may be subject to claims of infringement or misappropriation. Triller cannot guarantee that its internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, Triller’s competitors or other third parties have in the past and may in the future claim that Triller is infringing upon or misappropriating their intellectual property rights, and Triller may be found to be infringing upon such rights. For example, in 2023 Triller settled litigation brought by Sony Music Entertainment, Sony Music Entertainment US Latin LLC, Arista Records LLC, Provident Label Group LLC, Records Label, LLC, and Zomba Recording LLC (collectively, “Sony Music”), alleging claims for breach of contract relating to an agreement permitting the use of Sony Music’s content in user-created videos, copyright infringement, contributory copyright infringement, and vicarious copyright infringement (the “Sony Music Lawsuit”) and were recently sued again by Sony Music for breach of the settlement agreement. For additional information, see “Description of Triller’s Business — Legal Proceedings.”

Many potential litigants, including some of Triller’s competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Claims or litigation have caused in the past and could in the future cause Triller to incur significant expenses and, if successfully asserted against us, could require that Triller pays substantial damages or ongoing royalty payments, prevent Triller from offering its Technology Platform or services or using certain technologies, force Triller to implement expensive work-arounds, or impose other unfavorable terms. In addition, Triller may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect Triller’s ability to compete. Any license or settlement entered into as the result of claims or litigation may not provide Triller with sufficient rights to practice Triller’s Technology Platform. Triller has in the past and may in the future enter into patent license agreements as a result of third-party patent assertions. In the event that Triller does not comply with the requirements of a patent license agreement or fail to make required payments, Triller may be subject to breach of contract claims, which may subject Triller to monetary damages and loss of rights under the license agreement. Triller expects that the occurrence of infringement claims is likely to grow as the market for Triller’s Technology Platform and Events grows and as Triller introduces new and updated products and offerings. Accordingly, Triller’s exposure to damages resulting from infringement claims could increase and this could further exhaust Triller’s financial and management resources. Further, during the course of any litigation, Triller may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the value of Triller’s Series A common stock (or, after the closing of the Merger, of AGBA Common Stock) may decline. Even if intellectual property claims do not result in litigation or are resolved in Triller’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Triller’s management and require significant expenditures. Any of the foregoing could prevent Triller from competing effectively and could have an adverse effect on Triller’s business, financial condition, and operating results.

Moreover, Triller’s agreements with certain partners and certain vendors include indemnification provisions under which Triller agrees to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement pertaining to Triller’s products and technology. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Any claim of infringement by a third party, even one without merit, whether against Triller or for which Triller is required to provide indemnification, could cause Triller to incur substantial costs defending against the claim, could distract Triller’s management from Triller’s business, and could require Triller to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, Triller risks compromising Triller’s confidential information during this type of litigation. Any dispute with a partner or vendor with respect to these intellectual property indemnification obligations could have adverse effects on Triller’s relationship with that counterparty and other potential partners or vendors, and harm Triller’s business and operating results. Triller may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us, Triller may be subject to an injunction or other restrictions that cause Triller to cease selling subscriptions to Triller’s platform, Triller may be subject to an injunction or other restrictions that cause Triller to rebrand or otherwise cease using certain trademarks in specified jurisdictions, or Triller may be required to redesign any allegedly infringing portion of Triller’s platform or Triller may agree to a settlement that prevents Triller from distributing Triller’s platform or a portion thereof, any of which could adversely affect Triller’s business, financial condition and results of operations. In addition, Triller’s insurance may not be adequate to indemnify Triller for all liability that may be imposed, or otherwise protect Triller from liabilities or damages, and any such coverage may not continue to be available to Triller on acceptable terms or at all.

Triller may incur significant expenses to protect its intellectual property rights, and if Triller is unable to adequately protect its intellectual property rights, its competitive position could be harmed.

Triller regards its copyrights, service marks, trademarks, trade secrets, patents and other intellectual property as critical to its success. Triller relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect Triller’s proprietary software, trade secrets and similar intellectual property. Triller has patents, copyrights and trademarks in certain jurisdictions and may apply for further trademark and copyright registrations and additional patents, which may provide such protection in relevant jurisdictions. However, Triller cannot assure you that its efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate its proprietary rights. Unauthorized use of the intellectual property, whether owned by or licensed to us, could adversely affect Triller’s business and reputation.

Triller may be subject to disputes or liabilities associated with content made available on its products and services.

Triller provides various products and services that enable Brands and Creators and other users to make content available on its service. For example, Creators or users can record and distribute their content and can upload profile images. These may subject Triller to claims of intellectual property infringement by third parties if such Brands and Creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, Triller has faced and will continue to face other claims relating to content that is published or made available through its products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, Triller is dependent on those who provide content on its service complying with the terms and conditions of any license agreements with us, its end user license agreements, or commercial agreements Triller may enter into with certain Brands and Creators or users, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, Triller cannot guarantee that the Brands and Creators and users who provide content on its service will comply with their obligations, and any failure of Brands and Creators and users to do so may materially impact Triller’s business, operating results, and financial condition.

Triller and other intermediate online service providers rely primarily on two sets of laws in the U.S., to shield Triller from legal liability with respect to user activity, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by Brands, Creators or users. The Digital Millennium Copyright Act (“DMCA”) provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act (“CDA”) protects providers of an interactive computer service from liability with respect to most types of content, including defamatory information, provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular calls for revision, including without limitation in a number of CDA reform bills currently being considered by legislators. Furthermore, recent litigation involving cloud hosting companies has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to Triller or may provide Triller with incomplete or insufficient protection from claims. Changes in any such laws that shield Triller from liability could materially harm Triller’s business, operating results, and financial condition. In many, but not all, territories outside of the United States there are laws similar to the DMCA which exempt Triller from copyright infringement liability that may arise due to hosting user-uploaded materials. In some countries, particularly in Europe and the APAC region, these laws are being readjusted and new — at times burdensome — constraints are being imposed onto service providers. Although Triller has invested and continue to invest in systems and resources, which are intended to ensure that Triller is compliant with the requirements of U.S. and international laws relating to, among other things, materials that infringe on copyrights and contain other objectionable content, Triller’s systems may not be sufficient or Triller may unintentionally err and fail to comply with these laws and regulations which could expose Triller to claims, judgments, monetary liabilities and other remedies, and to limitations on Triller’s business practices which could materially adversely affect Triller’s business and financial results. For example, Triller entered into a settlement agreement relating to a lawsuit for copyright infringement whereby Triller agreed to pay Wixen $10.0 million in scheduled payments through September 2024 and approximately $5.5 million remains due. Triller currently do not have sufficient cash on hand to satisfy this obligation which could result in penalties under the settlement agreement. Although Triller does not currently have cash on hand to satisfy this obligation, it has access to certain facilities which it believes will help satisfy this obligation, including the up to $200.0 million available from the Sabeera Convertible Promissory Notes, of which Triller has drawn $0.7 million to date. Triller anticipates utilizing approximately $25.0 million available to Triller under the Sabeera Convertible Promissory Notes. In addition, Triller has entered into a $500.0 million SEPA with Yorkville which may provide further liquidity and working capital support, if applicable conditions are met. On April 25, 2024, Triller entered into an agreement with Yorkville and AGBA to amend and restate the SEPA (the “Amended SEPA”), and on June 28, 2024, AGBA and Triller entered into the Second A&R SEPA with Yorkville. See “Description of Triller’s Business — Amended and Restated SEPA.” Triller believes that it will be able to satisfy all current and future commitments under the Wixen Settlement due to its access to liquidity and capital lines. However, if Triller is not able to obtain sufficient financing to satisfy these obligations it will have a material adverse effect on its business and Triller may have to limit operations in a manner inconsistent with its development and growth plans.

Given the large volume of content that various third parties make available on Triller’s Technology Platform, it is challenging for Triller to accurately verify the legitimacy of such content and review or moderate such content to ensure that it is otherwise in compliance with Triller’s policies, so inappropriate content may be posted or activities executed before Triller is able to take protective action, which could subject Triller to legal liability. Even if Triller complies with legal obligations to remove or disable content, Triller may continue to allow use of its products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of Triller’s Creators, Brands or users may lead Triller to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions Triller takes in response to the activities of Triller’s Creators, Brands or users, up to and including banning them from using Triller’s products, services, or properties, may harm Triller’s brand and reputation. In addition to liability based on Triller’s activities in the United States, Triller may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability.

In addition, Brands may not wish to associate with certain types of content and if Triller cannot reliably exclude their ads from certain types of content, Triller’s business relationships may also be negatively impacted. If Triller fails to build and maintain an effective system to moderate the content on Triller’s Technology Platform, Triller’s users, Creators, or Brands may lose trust in us, Triller’s reputation may be impaired, and Triller’s business may be adversely affected.

Triller is subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and Triller’s actual or perceived failure to comply with such obligations could harm Triller’s business, including regulatory investigations or actions; litigation; fines and penalties; disruptions of Triller’s business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Since Triller processes personal information and other sensitive data such as confidential business data, trade secrets, and intellectual property, from and about Triller’s Creators, Brands, users, employees, service providers, and other third parties, Triller is subject to general business regulations and laws, as well as regulations and laws specific to the internet, which may include laws and regulations related to user privacy, data protection, information security, consumer protection, payment processing, taxation, intellectual property, electronic contracts, internet access and content restrictions. Triller’s handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the FTC, and various state, local and foreign regulators. The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal data of individuals. Any failure or perceived failure by Triller to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized disclosure, release or transfer of personal data or other user data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause Triller’s users to lose trust in us, which could have an adverse effect on Triller’s reputation and business. Triller cannot guarantee that it has been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the internet continue to develop.

As Triller’s service and others like Triller gain traction in international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services. Laws and regulations concerning privacy, data protection and information security are evolving, and changes to such laws and regulations could require Triller to change features of Triller’s services, which may in turn reduce demand for Triller’s services. Triller’s failure to comply with federal, state and international data privacy laws and regulations could harm Triller’s ability to successfully operate Triller’s business and pursue Triller’s business goals. For example, the CCPA, among other things, requires covered companies to provide disclosures to California consumers and afford such consumers the ability to opt-out of sales of personal data.

Additionally, broad consumer privacy laws have been enacted in a number of states including California. Colorado, Connecticut, Iowa, Utah and Virginia. For example, the Montana legislature voted to ban TikTok on April 14, 2023. Governor Greg Gianforte signed Senate Bill 419, which prohibits mobile application stores from offering TikTok within the state. The bill also makes it illegal for TikTok to operate within the state. It is not yet fully clear how these laws will be enforced and how certain of their requirements will be interpreted. The effects of these laws are potentially significant and may require Triller to modify Triller’s data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase Triller’s potential exposure to regulatory enforcement and/or litigation.

The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. At the federal level, there is a significant and potentially transformative bipartisan bill being debated.

Other federal and state laws restrict the use and protect the privacy and security of personally identifiable information. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. In recent years, the FTC has paid increased attention to privacy and data security matters, and Triller expects them to continue to do so in the future.

The privacy of children’s personal data collected online is also becoming increasingly scrutinized both in the United States and internationally. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. A similar law, the California’s Age-Appropriate Design Code Act (“CAADCA”) was signed into law in California and goes into effect on July 1, 2024. The CAADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies. Passage of the CAADCA and similar laws may further complicate compliance efforts and may increase legal risk and compliance costs for Triller and Triller’s third party partners. In the U.S., Triller may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). Despite Triller’s efforts, no assurances can be given that the measures Triller has taken to address COPPA requirements will be sufficient to completely avoid allegations of COPPA violations, any of which could expose Triller to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new laws and regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age such as a comprehensive new measure just signed into law in Utah.

In addition, many foreign jurisdictions in which Triller does business, including the European Union and other jurisdictions have laws and regulations dealing with the collection and use of personal data obtained from their residents, which are more restrictive in certain respects than those in the U.S. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual. Triller may be required to modify its policies, procedures, and data processing measures in order to address requirements under these or other privacy, data protection, or cyber security regimes, and may face claims, litigation, investigations, or other proceedings regarding them and may incur related liabilities, expenses, costs, and operational losses.

Within the European Union, legislators adopted the EU GDPR, which became effective in May 2018, and which imposes heightened obligations and risk upon Triller’s business and which may substantially increase the penalties to which Triller could be subject in the event of any non-compliance. Under the EU GDPR, parties are either controllers, which are decision-makers that exercise overall control over the purposes and means of data processing, whether alone or jointly with one or more other persons, or processors, who act on behalf of, and only on the instructions of, the relevant controller. In the provision of Triller’s services to its users, Triller generally acts as a controller, which imposes significant compliance obligations on Triller under the EU GDPR. If Triller fails to satisfy these obligations, it may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that Triller failed to comply with the applicable provisions of EU GDPR. In addition, further to the United Kingdom’s exit from the European Union on January 31, 2020, the EU GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. In addition, Triller is also subject to data protection laws in the United Kingdom. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the EU GDPR, or UK GDPR, may result in monetary penalties of up to €20 million (or £17.5 million under UK GDPR) or 4% of worldwide annual turnover, whichever is higher. Further, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the EU GDPR, or UK GDPR, including audit and inspection rights, and powers to order temporary or permanent bans on all or some processing activities. The EU GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU GDPR and UK GDPR.

The EU GDPR also provides that European Economic Area (“EEA”) Member States may make their own further laws and regulations to introduce additional requirements (for example, related to the processing of “special categories of personal data,” as well as personal data related to criminal offenses or convictions) which adds to the complexity of processing personal data in or from the EEA or the United Kingdom. This may lead to greater divergence in the law that applies to the processing of personal data across the EEA and/or United Kingdom, compliance with which could limit Triller’s ability to collect and process data in the context of Triller’s EEA and/or United Kingdom operations, and/or could cause Triller’s compliance costs to increase, ultimately having an adverse impact on Triller’s business and harming Triller’s business and financial condition.

The EU GDPR also regulates cross-border transfers of personal data and requires transferee countries to have protections equivalent to protections available in the EU. The EU GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, Switzerland or the United Kingdom, including the United States, in respect of which the European Commission or the United Kingdom government has not issued a so-called “adequacy decision” or “adequacy regulation” (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This includes putting in place the European Commission’s Standard Contractual Clauses (“SCCs”) for transfers outside of the EEA and a similar transfer mechanism for transfers of personal data outside of the United Kingdom, the International Data Transfer Agreement or Addendum (“IDTA”). Under both the EU GDPR and the UK GDPR, exporters are also required to assess the risk of the data transfer on a case-by-case basis, including conducting an analysis of the laws in the destination country. The SCCs had to be in place by December 27, 2022, whereas the IDTA must be implemented in all existing contracts by March 21, 2024. Finalizing the implementation of the updated SCCs and IDTA, and conducting the required risk assessments, may continue to necessitate significant contractual overhaul of Triller’s data transfer arrangements with users, sub-processors and vendors. On June 28, 2021, the European Commission published its decision recognizing the United Kingdom as having adequate laws to the protect the rights and freedoms of data subjects such that personal data may transfer to from the EU to the United Kingdom without an approved transfer mechanism. The decision is effective for four years and its continuing effect is dependent on United Kingdom and regulation on data privacy not diverging materially from the EU GDPR. The United Kingdom Government also confirmed that data transfers to the EU remain free flowing.

In addition, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users’ devices (other than those that are “strictly necessary” to provide services requested by the user), including those used for analytics, personalization of experiences and advertising. These requirements may increase Triller’s exposure to regulatory enforcement actions, increase Triller’s compliance costs and reduce demand for Triller’s products. A new regulation proposed in the EU, which would apply across the EEA, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which Triller’s products rely, as well as increase restrictions on the types of direct marketing campaigns that Triller’s platform enables. The final version of the ePrivacy Directive is likely to introduce regulatory enforcement powers akin to those available to supervisory authorities under the EU GDPR, including significant administrative fines and other penalties for non-compliance. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance on the requirement to seek strict opt-in consent to all non-essential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. Triller is likely to need to invest significantly in compliance with these types of new legislation in order to attract and maintain users in the EEA.

The global regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The proliferation of privacy and data protection laws has heightened risks and uncertainties concerning cross-border transfers of personal data and other data, which could impose significant compliance costs and expenses on Triller’s business, increase Triller’s potential exposure to regulatory enforcement and/or litigation, and have a negative effect on Triller’s existing business and on Triller’s ability to attract and retain new users.

Triller publicly posts documentation regarding its practices concerning the collection, processing, use and disclosure of data. Although Triller endeavors to comply with its published policies and documentation, it may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by Triller to comply with Triller’s privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards could expose Triller to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect Triller’s business, financial condition and results of operations. The publication of Triller’s privacy policy and other documentation that provide promises and assurances about privacy and security can subject Triller to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of Triller’s actual practices, which could, individually or in the aggregate, materially and adversely affect Triller’s business, financial condition and results of operations.

Triller may in the future be, subject to enforcement actions, investigations, litigation, or other inquiries regarding Triller’s data privacy and security practices. Additionally, advocacy organizations have also filed complaints with data protection authorities against advertising technology companies, arguing that certain of these companies’ practices do not comply with the EU GDPR and/or the UK GDPR. It is possible that investigations or enforcement actions will involve Triller’s practices or practices similar to Triller’s. If Triller’s privacy or data security measures fail to comply with current or future laws and regulations, Triller may be subject to claims, legal proceedings or other actions by individuals or governmental authorities based on privacy or data protection regulations and Triller’s commitments to users or others, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit Triller’s ability to process personal data, Triller’s costs could increase, and Triller’s business, results of operations and financial condition could be harmed. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which Triller must legally comply or that contractually apply to Triller. If Triller fails to follow these security standards even if no user information is compromised, it may incur significant fines, negative publicity and reputational damage or experience a significant increase in costs.

Because the interpretation and application of privacy and data protection laws, regulations and standards are uncertain and quickly changing, it is possible that these obligations may be interpreted and applied in manners that are, or are asserted to be, inconsistent with Triller’s practices. Preparing for and complying with these obligations requires significant resources. Further, adaptation of the digital advertising marketplace requires increasingly significant collaboration between participants in the market, such as content Creators, Brands and marketers. Failure of the industry to adapt to changes in data privacy and security obligations and user response to such changes could negatively impact inventory, data, and demand. Triller cannot control or predict the pace or effectiveness of such adaptation, and

Triller cannot predict the impact such changes may have on its business. In addition, it may be necessary for Triller to fundamentally change its business activities, information technologies, systems, and practices, and to those of any third parties that process personal information on Triller’s behalf.

Although Triller endeavors to comply with all applicable data privacy and security obligations, Triller may at times fail or be perceived to have failed to do so. For example, Triller’s subsidiary, TrillerTV, is party to a class action over its use of consumer personal identifying information from Facebook. Moreover, despite Triller’s efforts, Triller’s customers, personnel or third parties upon whom Triller relies may fail to comply with such obligations, which could negatively impact Triller’s business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate Triller’s business and proceedings against Triller by governmental entities or others. Any inability, or perceived inability, to address or comply with applicable data privacy or security obligations could result in significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal information; and orders to destroy or not use personal information. Any of these events could have a material adverse effect on Triller’s reputation, business, or financial condition, including but not limited to: loss of customers; additional costs and liabilities; damage Triller’s reputation; reduction in sales and demand for Triller’s platform; and harm Triller’s business.

Moreover, as internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely. For example, California’s Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. Other states have enacted similar laws in recent years. As a result, a wave of consumer class action lawsuits has been brought against companies that offer online products and services on a subscription or recurring basis. Any failure, or perceived failure, by Triller to comply with any of these laws or regulations could result in damage to Triller’s reputation, lost business, and proceedings or actions against Triller by governmental entities or others, which could impact Triller’s operating results. As Triller improves its TV streaming platform, Triller may also be subject to new laws and regulations specific to such technologies.

If Triller fails to retain existing users or add new users, or if Triller’s users decrease their level of engagement with Triller’s products, Triller’s revenue, financial results, and business may be significantly harmed.

The size of Triller’s user base and Triller’s users’ level of engagement across Triller’s products are critical to Triller’s success. Triller’s financial performance has been and will continue to be significantly determined by Triller’s success in adding, retaining, and engaging active users of Triller’s products that deliver ad impressions. Triller has experienced, and expect to continue to experience, fluctuations and declines in the size of Triller’s active user base in one or more markets from time to time, particularly in markets where Triller has achieved higher penetration rates. User growth and engagement are also impacted by a number of other factors, including competitive products and services, such as TikTok, that have reduced some users’ engagement with Triller’s products and services, as well as global and regional business, macroeconomic, and geopolitical conditions. For example, the COVID-19 pandemic led to increases and decreases in the size and engagement of Triller’s active user base from period to period at different points during the pandemic, and the resulting effects from the COVID-19 pandemic may continue to have a varied impact on the size and engagement of Triller’s active user base in the future. Any future declines in the size of Triller’s active user base may adversely impact Triller’s ability to deliver ad impressions and, in turn, Triller’s financial performance.

If people do not perceive Triller’s products to be useful, reliable, and trustworthy, Triller may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other social networking companies that achieved early popularity have since seen their active user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that Triller will not experience a similar erosion of Triller’s active user base or engagement levels. Triller’s user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as Triller introduces new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

•        Triller’s products are subject to increased regulatory scrutiny or approvals, including from international privacy regulators (particularly in the EEA/UK), or there are changes in Triller’s products that are mandated or prompted by legislation, regulatory authorities, executive actions, or litigation, including settlements or consent decrees, that adversely affect the user experience;

•        Triller is unable to offer a number of its most significant products and services, including Facebook and Instagram, in Europe, or are otherwise limited in Triller’s business operations, as a result of European regulators, courts, or legislative bodies determining that Triller’s reliance on Standard Contractual Clauses (“SCCs”) or other legal bases Triller relies upon to transfer user data from the European Union to the United States is invalid; and

•        there is decreased engagement with Triller’s products, or failure to accept Triller’s terms of service, as part of privacy-focused changes that Triller has implemented or may implement in the future, whether voluntarily, in connection with the EU GDPR and/or the UK GDPR, the European Union’s ePrivacy Directive, CPRA, or other laws, regulations, or regulatory actions, or otherwise.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. If Triller is unable to maintain or increase its user base and user engagement, particularly for its significant revenue-generating Technology Platform, its revenue and financial results may be adversely affected. Any significant decrease in user retention, growth, or engagement could render its products less attractive to users, marketers, and developers, which is likely to have a material and adverse impact on its ability to deliver ad impressions and, accordingly, its revenue, business, financial condition, and results of operations. As the size of Triller’s active user base fluctuates in one or more markets from time to time, Triller will become increasingly dependent on its ability to maintain or increase levels of user engagement and monetization in order to grow revenue.

Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect Triller’s ability to provide its services and could impact its results from operations or result in costs and fines.

Triller may use a variety of direct marketing techniques to promote its business, including email marketing, telemarketing and marketing conducted via SMS and MMS messages. In the United States, these activities are regulated by laws such as the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act (“TCPA”) and various state laws and regulations governing telephone solicitation and text message marketing.

The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of message recipients to opt out of receiving commercial emails may minimize the effectiveness of Triller’s marketing efforts. In addition, certain foreign jurisdictions, such as Australia, Canada, the United Kingdom, and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending commercial email unless the recipient has provided the sender advance consent to receive such email, or in other words has “opted-in”. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of Triller’s marketing efforts. Any failure by Triller to comply fully with the CAN-SPAM Act or other laws governing Triller’s commercial email programs may subject Triller to substantial fines and penalties.

Similarly, the TCPA is a U.S. federal statute that protects consumers from unwanted telephone calls, faxes and text messages. TCPA violations can result in significant financial penalties for businesses including civil forfeiture penalties or criminal fines imposed by the Federal Communications Commission (“FCC”) and statutory damages liability through consumer lawsuits brought by private plaintiffs or public enforcement actions brought by state attorneys general or other consumer protection authorities.

Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct telemarketing and texting campaigns, with many resulting in multi-million-dollar judgments or settlements. While Triller strives to comply with all laws applicable to its marketing operations, courts, the FCC, and other enforcement authorities may disagree with Triller’s interpretations of such laws and subject Triller to penalties, statutory damages and other liability for noncompliance. Determination by a court or regulatory agency that Triller’s operations violate the TCPA or other marketing laws could require Triller to terminate some portions of Triller’s business, and could have material adverse effect on Triller’s business, operating results, and financial condition. Even an unsuccessful legal challenge of Triller’s marketing activities could result in adverse publicity and could require a costly response from Triller.

Moreover, many states have enacted telemarketing and text message marketing laws and regulations that are even more proscriptive than the TCPA and that pose additional litigation and regulatory enforcement risks. For example, Florida, Washington, and Oklahoma have enacted statutes that are in many respects more restrictive than the TCPA. Other U.S. states may pass similar (or possibly more burdensome) laws in the future that may erode Triller’s ability to effectively market Triller’s services via telephone solicitation or text messaging and expose Triller to currently unforeseen liability. The TCPA and other laws governing Triller’s marketing activities are also subject to frequent amendment, as well as to reinterpretation by courts and regulators, and any future amendments or interpretations could adversely affect the continuing effectiveness of Triller’s marketing efforts and could force changes in Triller’s marketing strategies. Triller may not be able to respond to such developments with adequate alternative marketing strategies and, as result, any such developments could have an adverse effect on Triller’s business, operating results, and financial condition.

If Triller’s or Triller’s users’ security measures are compromised or unauthorized access to Triller’s data (including that of Triller’s users or other sensitive or confidential information) is otherwise obtained, Triller’s Technology Platform may be perceived as not being secure, Triller’s users may be harmed and may curtail or cease their use of Triller’s Technology Platform, Triller’s reputation may be damaged and Triller may incur significant liabilities.

Triller’s operations involve the storage and transmission of data of users of Triller’s platform, including personally identifiable information and sensitive information of the company. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage Triller’s reputation, impair Triller’s sales and harm Triller’s users and Triller’s business.

Triller’s products and services involve the collection, storage, processing, and transmission of a large amount of data. Cyber-attacks and other malicious internet-based activity continue to increase generally, and platforms that maintain data such as the data Triller maintains have been targeted by such attacks. If Triller’s security measures are compromised as a result of third-party action, employee or user error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, Triller’s reputation could be damaged, Triller’s business may be harmed and Triller could incur significant liability. If third parties with whom Triller works, such as vendors or developers, violate applicable laws, Triller’s security policies or Triller’s acceptable use policy, such violations may also put Triller’s users’ information at risk and could in turn have an adverse effect on Triller’s business. In addition, if the security measures of Triller’s users are compromised, even without any actual compromise of Triller’s own systems, Triller may face negative publicity or reputational harm if Triller’s users or anyone else incorrectly attributes the blame for such security breaches to Triller or Triller’s systems. Triller may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As Triller increases its user base and its brand becomes more widely known and recognized, Triller may become more of a target for third parties seeking to compromise its security systems or gain unauthorized access to its users’ data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of Triller’s data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm Triller’s business and reputation and diminish Triller’s competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in Triller’s industry, have occurred on Triller’s systems in the past, and will occur on Triller’s systems in the future.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in Triller’s industry. Triller’s internal computer systems and those of Triller’s current and any future strategic collaborators, vendors, and other contractors or consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, cybersecurity threats, terrorism, war and telecommunication and electrical failures. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or user data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. The techniques used to sabotage or to obtain unauthorized access to Triller’s Technology Platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and Triller may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Because the techniques used by computer programmers who may attempt to penetrate and sabotage Triller’s network security or Triller’s website change frequently and may not be recognized until launched against a target, Triller may be unable to anticipate these techniques. Additionally, during the recent COVID-19 pandemic, and potentially beyond as remote work and resource access expand, there is an increased risk that Triller may experience cybersecurity-related events such as COVID-19 themed phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of most of Triller’s employees and Triller’s service providers continuing to work remotely from non-corporate managed networks. Triller has previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to Triller’s or Triller’s users’ data or to disrupt Triller’s operations or ability to provide Triller’s services.

Triller also relies on third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts. In addition, some of Triller’s developers or other partners, such as those that help Triller measure the effectiveness of ads, may receive or store information provided by Triller or by Triller’s users through mobile or web applications integrated with Triller’s products. Triller provides limited information to such third parties based on the scope of services provided to Triller. Triller’s ability to monitor these third parties’ cybersecurity practices is limited. These third-party providers and technologies may not have adequate measures in place, and could experience or cause a security incident that compromises the confidentiality, integrity or availability of the systems or technologies they provide to Triller or the information they process on Triller’s behalf. While Triller has taken steps designed to protect the proprietary, regulated, sensitive, confidential and personal information in Triller’s control, Triller’s security measures or those of the third parties on which Triller relies may not be effective against current or future security risks and threats. If these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, Triller’s data or Triller’s users’ data may be improperly accessed, used, or disclosed. Additionally, Triller does not currently maintain company-wide policies and procedures with respect to such risks, instead relying on Triller’s individual business units to implement the appropriate policies and procedures that each such business unit believes necessary. Such approach may be less effective than implementing global policies across all business units.

If Triller or one of Triller’s trusted third parties were to experience a cyberattack leading to interruptions in Triller’s operations, it could result in a material disruption of Triller’s development programs and Triller’s business operations, whether due to a loss of Triller’s trade secrets or other proprietary information or other disruptions. Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which Triller’s products are available or where Triller has employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Triller’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, Triller’s competitive position would be materially and adversely harmed. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, Triller may experience intrusions on Triller’s physical premises by any of these threat actors. To the extent that any disruption or security breach were to result in a loss of, or damage to, Triller’s data or applications, or inappropriate disclosure of confidential or proprietary information, Triller could incur liability and Triller’s competitive position could be harmed. Any breach, loss, or compromise of personal data may also subject Triller to civil fines and penalties, or claims for damages either under the EU GDPR and relevant member state law in the European Union, other foreign laws, and other relevant state and federal privacy laws in the United States.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data Security compromises experienced by Triller’s competitors, by Triller’s users or by Triller may lead to public disclosures, which may lead to widespread negative publicity. For example, in July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. Any security compromise in Triller’s industry, whether actual or perceived, could harm Triller’s reputation, erode user confidence in the effectiveness of Triller’s security measures, negatively impact Triller’s ability to attract new users, cause existing users to elect not to renew their subscriptions or subject Triller to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect Triller’s business and operating results.

There can be no assurance that any limitations of liability provisions in Triller’s contracts for a security breach would be enforceable or adequate or would otherwise protect Triller from any such liabilities or damages with respect to any particular claim. Triller also cannot be sure that Triller’s existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Triller that exceed available insurance coverage, or the occurrence of changes in Triller’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on Triller’s business, financial condition and operating results.

For example, Triller’s subsidiary, TrillerTV, is party to a class action over its use of consumer personal identifying information from Facebook. Any such inquiries could subject Triller to substantial fines and costs, require Triller to change Triller’s business practices, divert resources and the attention of management from Triller’s business, or adversely affect Triller’s business.

Triller faces uncertainties associated with international markets.

Triller’s production of live Events overseas subjects Triller to the risks involved in foreign travel, local regulations, including regulations requiring Triller to obtain visas for Triller’s performers, and political instability inherent in varying degrees in those markets. In addition, the licensing of Triller’s television and branded merchandise in international markets exposes Triller to some degree of currency risk. These risks could adversely affect Triller’s operating results and impair Triller’s ability to pursue Triller’s business strategy as it relates to international markets.

A material portion of Triller’s revenue is generated outside of the United States.

Approximately 23.2% of Triller’s revenue for the fiscal year ended December 31, 2022 was generated outside of the United States. The majority of the 23.2% of Triller’s revenue for the fiscal year ended 2022 generated outside of the United States was derived from the United Kingdom, Australia and Canada. Global political uncertainty poses risks of volatility in global markets, which could negatively affect Triller’s operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect Triller’s business, sales, hiring and employee retention. Implications related to Triller’s non-U.S. sales may negatively impact Triller’s financial operating results. These implications include foreign currency effects, tariffs, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, compliance with international laws, treaties and regulations, unexpected changes in regulatory or tax environments, disruptions in supply or distribution, dependence on foreign personnel and various employee work agreements, foreign governmental action, as well as economic and social instability. In addition, there may unfavorable tax law changes.

As a result of Triller’s operations in international markets, Triller is subject to risks associated with the legislative, judicial, accounting, taxation, regulatory, political and economic risks and conditions specific to such markets.

Triller provides its Technology Platform in certain jurisdictions abroad through brands and businesses that it owns and operates, including Asia, Latin America, Europe and Africa, and Triller expect to continue to expand its international presence. Triller faces, and expect to continue to face, additional risks in the case of its existing and future international operations, including:

•        political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which Triller has international operations or into which Triller may expand;

•        more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which Triller provides services and the amount of related fees charged for such services;

•        limitations on the enforcement of intellectual property rights;

•        enhanced difficulties of integrating any foreign acquisitions;

•        enhanced difficulties in reviewing content on Triller’s Technology Platform;

•        limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•        adverse tax consequences;

•        fluctuations in currency exchange rates and compliance with currency controls;

•        less sophisticated legal systems in some foreign countries, which could impair Triller’s ability to enforce Triller’s contractual rights in those countries;

•        limitations on technology infrastructure;

•        variability in venue security standards and accepted practices; and

•        difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and Triller’s internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which Triller might not be able to do effectively or on a cost-efficient basis.

Failure to expand internationally and manage the complexity of international operations could harm Triller’s business, financial condition, and results of operations. In addition, Triller may be subject to additional liabilities associated with the content on its Technology Platform due to content regulation which may vary based on its international operations. See “Risk Factors — Triller may be subject to disputes or liabilities associated with content made available on its products and services.”

Additionally, if Triller fails to adequately prevent fraudulent credit card transactions, it may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of Triller’s security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on Triller’s behalf, any of which could materially adversely affect Triller’s business, financial condition and results of operations.

Triller is subject to extensive U.S. and foreign government regulations, and Triller’s failure to comply with these regulations could adversely affect its business.

Triller’s operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•        licensing, permitting and zoning requirements for operation of Triller’s offices, locations, venues and other facilities;

•        health, safety and sanitation requirements;

•        the service of food and alcoholic beverages;

•        working conditions, labor, minimum wage and hour, harassment and discrimination, and other labor and employment laws and regulations;

•        compliance with the U.S. Americans with Disabilities Act of 1990;

•        compliance with applicable antitrust and fair competition laws;

•        compliance with applicable international trade controls, such as import, export control, and economic and trade sanctions laws and regulations, that may limit or restrict Triller’s ability to do business with specific individuals or entities or in specific countries or territories;

•        compliance with anti-corruption laws, anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•        marketing activities;

•        licensing laws for athlete agents;

•        licensing laws for the promotion and operation of boxing events;

•        environmental protection regulations;

•        compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the EU GDPR and the EU e-Privacy Regulation;

•        compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•        tax laws; and

•        imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject Triller to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage and other collateral consequences. Multiple or repeated failures by Triller to comply with these laws and regulations could result in increased fines or proceedings against Triller. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Triller do not prevail in any possible civil or criminal litigation, Triller’s business, results of operations and financial condition could be materially harmed. In addition, responding to any such enforcement or similar action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and any imposed sanctions could further harm Triller’s business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to Triller’s current understanding. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact Triller’s business, which could decrease demand for Triller’s services, reduce revenue, increase costs or subject it to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on Triller and other promoters and producers of live events for incidents that occur at Triller’s Events, particularly relating to drugs and alcohol or the spread of COVID-19.

In the United States and certain foreign jurisdictions, Triller may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of Triller’s business. In particular, athletic commissions and other applicable regulatory agencies require Triller to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for Events in order for Triller to promote and conduct Triller’s live Events and productions. In the event that Triller fails to comply with the regulations of a particular jurisdiction, including the laws and regulations that apply to dealings with or involving government agencies, state-affiliated entities and their officials (such as anti-corruption laws), whether through Triller’s acts or omissions or those of third parties, Triller may be prohibited from promoting and conducting Triller’s live Events and productions in the relevant jurisdictions or become subject to investigations or enforcement actions. Instances of noncompliance with applicable laws may result in the imposition of fines or other penalties, including the inability to present Triller’s live Events and productions in the relevant jurisdictions, which could lead to a decline in revenue streams or have other adverse effects on Triller’s business, financial condition, and results of operations.

Triller is required to comply with export control and economic and trade sanctions laws imposed by the United States or by other jurisdictions where Triller has operations, maintain personnel or otherwise do business, which may restrict Triller’s transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, Triller is not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services or technology from, or engage in transactions with, individuals and entities that are the target of applicable sanctions. Triller is also required to conduct Triller’s business in compliance with applicable export control requirements, including those that apply to the development and distribution of software, technology and other items. Triller’s products have in the past, and could in the future be, provided inadvertently in violation of such laws. Any violation of export control or sanctions laws could result in fines, other civil and criminal sanctions against Triller or Triller’s employees, prohibitions on the conduct of Triller’s business (e.g., loss of export privileges, debarment from doing business with International Development Banks and similar organizations), and damage to Triller’s reputation, which could have an adverse effect on Triller’s business, financial condition, and results of operations.

Triller is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject Triller to criminal penalties or significant fines and harm Triller’s business and reputation.

Triller is subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), as amended, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which Triller conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or any other thing of value to government officials and others in the private sector. As Triller increases its international sales and business, which may include increased interactions with officials and employees of government agencies or state-owned or -affiliated entities, Triller’s risks under these laws may increase. Noncompliance with these laws could subject Triller to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm Triller’s business, results of operations, and financial condition.

In addition, in the future Triller may use third parties to sell access to its products and services and conduct business on Triller’s behalf outside the United States. Triller or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities, and Triller can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, as well as Triller’s employees, representatives, contractors, partners, and agents, even if Triller does not explicitly authorize such activities. Triller has implemented an anti-corruption compliance program but cannot assure you that all of its employees and agents, as well as those companies to which Triller outsources certain of its business operations, will not take actions in violation of its policies and applicable law, for which Triller may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or applicable anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on Triller’s reputation, business, results of operations, and prospects.

Risks Related to Triller’s Operations

Triller depends on the continued service of the members of its executive management team and other key employees, the loss or diminished performance of whom could adversely affect Triller’s business.

Triller’s performance is substantially dependent on the performance of the members of Triller’s executive management and other key employees. Although Triller has entered into employment agreements with certain members of Triller’s senior management team and it typically seeks to sign employment agreements with the management of acquired businesses, Triller cannot be sure that any member of its senior management will remain with Triller or that they will not compete with Triller in the future. The loss of any member of Triller’s senior management team could impair Triller’s ability to execute its business plan and growth strategy, have a negative impact on Triller’s revenues and the effective working relationships that Triller’s executive management have developed, and cause employee morale problems and the loss of additional key employees, managers and clients.

Volatility or lack of appreciation in the price of Delaware Parent Common Stock from and after the closing of the Merger also may affect Triller’s ability to attract and retain Triller’s key employees. Many of Triller’s senior personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Triller recently granted 5.3 million restricted stock units, or RSUs, to members of Triller’s management team and others that vest upon the effectiveness of a filing of a Registration Statement on Form S-8 registering such shares, which is anticipated will take place shortly after the consummation of the Merger. Employees may be more likely to leave Triller if the shares they own or the shares underlying their RSUs, have significantly appreciated in value relative to the original purchase price of the shares. If Triller does not maintain and continue to develop its corporate culture as it grows and evolves, it could harm its ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity, Triller believes that it needs to support its growth.

Triller may be unsuccessful in its strategic acquisitions and investments, and Triller may pursue acquisitions and investments for its strategic value in spite of the risk of lack of profitability.

Triller faces significant uncertainty in connection with acquisitions and investments. To the extent Triller chooses to pursue certain investment or acquisition strategies, Triller may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If Triller identifies suitable acquisition candidates, investments or strategic partners, its ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including its ability to obtain financing on acceptable terms, requisite government approvals, as well as the factors discussed below. Additionally, Triller may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments will not be profitable, but may be of strategic value to Triller. Triller’s current and future acquisitions, investments, including existing investments accounted for under the equity method may also require that Triller makes additional capital investments in the future, which would divert resources from other areas of Triller’s business. Triller cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

Triller may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, making an investment or entering into a strategic business agreement and, as such, may not obtain sufficient warranties, indemnities, insurance or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on Triller’s business, operating results or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and strategic business arrangements that Triller may pursue could result in dilutive issuances of equity securities and the incurrence of future debt.

Triller’s international sales and operations, including Triller’s planned business development activities outside of the United States, subject Triller to additional risks and challenges that can adversely affect Triller’s business, results of operations and financial condition.

During the year ended December 31, 2022, approximately 23.3% of Triller’s sales were to customers outside of the United States of America. As part of its growth strategy, Triller expects to continue to expand its international operations, which may include opening additional offices in new jurisdictions and providing its Technology Platform in additional languages and on-boarding new Creators, Brands and users outside the United States. Any new markets or countries into which Triller attempts to sell subscriptions to its Technology Platform or other products may not be receptive to its business development activities. Triller currently has sales personnel and sales and customer and product support operations in the United States, Canada, Bulgaria, the Netherlands, France, the United Kingdom, India and Mexico. Triller believes that its ability to attract new customers to its Technology Platform and to convince existing customers to renew or expand their use of Triller’s Technology Platform is directly correlated to the level of engagement Triller achieves with its customers in their home countries. To the extent that Triller is unable to effectively engage with non-U.S. customers, Triller may be unable to effectively grow in international markets.

Triller’s international operations also subject Triller to a variety of additional risks and challenges, including:

•        increased management, travel, infrastructure and legal compliance costs associated with having operations and developing Triller’s business in multiple jurisdictions;

•        providing Triller’s Unified-CXM platform and operating Triller’s business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify Triller’s Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

•        compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

•        legislative changes that may impose fines or other penalties for failure to comply with certain content removal, law enforcement cooperation and disclosure obligations;

•        longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•        hiring, training, motivating and retaining highly-qualified personnel, while maintaining Triller’s corporate culture;

•        increased financial accounting and reporting burdens and complexities;

•        longer sales cycle and more time required to educate enterprises on the benefits of Triller’s Technology Platform outside of the United States;

•        requirements or preferences for domestic products;

•        limitations on Triller’s ability to sell Triller’s Technology Platform and for Triller’s solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

•        differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•        orders restricting or blocking Triller’s services in particular geographies, or other government-imposed remedies as a result of content hosted on Triller’s services. For example, legislation in Germany and India has resulted in the past, and may result in the future, in the imposition of fines or other penalties for failure to comply with certain content removal, law enforcement cooperation, and disclosure obligations;

•        political and economic conditions and uncertainty in each country or region in which Triller operates and general economic and political conditions and uncertainty around the world;

•        changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union;

•        compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on Triller’s ability to sell Triller’s Technology Platform and develop Triller’s business in certain non-U.S. markets, and the risks and costs of non-compliance;

•        heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact Triller’s financial condition and result in restatements of Triller’s consolidated financial statements;

•        fluctuations in currency exchange rates and related effects on Triller’s results of operations;

•        difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•        communication and integration problems related to entering new markets with different languages, cultures and political systems;

•        new and different sources of competition;

•        differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•        the need for localized subscription agreements;

•        the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

•        increased reliance on channel partners;

•        reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

•        compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect Triller’s operations, reduce Triller’s revenue or increase Triller’s operating costs, each of which could adversely affect Triller’s ability to expand Triller’s business outside of the United States and thereby Triller’s business more generally, as well as Triller’s results of operations, financial condition and growth prospects.

Global political uncertainty also poses risks of volatility in global markets, which could negatively affect Triller’s operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect Triller’s business, sales, hiring and employee retention.

Compliance with laws and regulations applicable to Triller’s international operations substantially increases Triller’s cost of doing business. Triller may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on Triller’s business. In many foreign countries it is common for others to engage in business practices that are prohibited by Triller’s internal policies and procedures or U.S. or other regulations applicable to Triller. Although Triller has implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that Triller’s employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or Triller’s policies by Triller’s employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of Triller’s Technology Platform and related services, each of which could adversely affect Triller’s business, results of operations and financial condition.

Existing and future laws and evolving attitudes about data privacy and security may impair Triller’s ability to collect, use, and maintain data points of sufficient type or quantity to develop and train Triller’s artificial intelligence algorithms.

Jurisdictions outside of the United States, the EU, and the UK also are passing more stringent data privacy and security laws, rules and regulations with which Triller may be obligated to comply. For example, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (“LGPD”) (Law No. 13,709/2018), China’s Personal Information Protection Law (“PIPL”), and Japan’s Protection of Personal Information (“APPI”), impose strict requirements for processing personal data.

Triller continues to see jurisdictions imposing data localization laws, which require personal data, or certain subcategories of personal data, to be stored in the jurisdiction of origin. Specifically, Russia, China and India have passed or are in the process of passing laws that impose more stringent requirements on data privacy and which have, amongst other things, more stringent data localization requirements. These regulations may inhibit Triller’s ability to expand into those markets or prohibit Triller from continuing to offer services and/or collaborate with partners in those markets without significant additional costs.

In addition to Triller’s legal obligations, Triller’s contractual obligations relating to data privacy and security have become increasingly stringent due to changes in data privacy and security and the expansion of Triller’s service offerings. Certain data privacy and security laws, such as the EU GDPR and the CCPA, require Triller’s customers to impose specific contractual restrictions on their service providers.

Apart from government activity and Triller’s customer contracts, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on Triller’s ability to provide Triller’s services globally. Triller’s customers expect Triller to meet voluntary certification and other standards established by third parties, such as TRUSTe, the American Institute for Certified Public Accountants, or the International Standards Organization. If Triller is unable to maintain these certifications or meet these standards, it could adversely affect Triller’s ability to provide Triller’s solutions to certain customers and could harm Triller’s business. Business partners and other third parties with a strong influence on how consumers interact with Triller’s products, such as Apple, Google, Facebook and Mozilla, may create new privacy controls or restrictions on their products and platforms, limiting the effectiveness of Triller’s services.

With laws, rules, regulations and other obligations relating to data privacy and security imposing new and stringent obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, Triller may face challenges in addressing their requirements and making necessary changes to Triller’s policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if the third parties Triller work with, such as Triller’s vendors or third-party service providers, violate applicable laws, rules or regulations or Triller’s policies, such violations also may put Triller’s or Triller’s customers’ data at risk and could in turn have an adverse effect on Triller’s business. Any failure or perceived failure by Triller or Triller’s third-party service providers to comply with Triller’s applicable internal and external policies or notices relating to data privacy or security, Triller’s contractual or other obligations to customers or other third parties, or any of Triller’s other legal obligations relating to data privacy or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation, disputes or other claims, indemnification requests, restrictions on providing Triller’s services, claims or public statements against Triller by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of Triller’s customers, any of which could have a material adverse effect on Triller’s business, results of operations and financial condition.

The costs of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy and security applicable to the businesses of Triller’s customers may adversely affect Triller’s customers’ ability and willingness to use, collect, manage, disclose, handle, store, transmit and otherwise process information from their employees, customers and partners, which could limit the use, effectiveness and adoption of Triller’s Technology Platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause Triller’s customers or Triller’s customers’ customers to resist providing the data necessary to allow Triller’s customers to use Triller’s services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of Triller’s applications.

Unfavorable outcomes in legal proceedings may adversely affect Triller’s business and operating results.

Triller’s results may be affected by the outcome of pending and future litigation. Unfavorable rulings in Triller’s legal proceedings could result in material liability to Triller or have a negative impact on Triller’s business, results of operations, financial condition, reputation, or relations with Triller’s employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Additionally, Triller’s current litigation related obligations are significantly greater than Triller’s cash on hand as of December 31, 2023 of $1.8 million. This may affect Triller’s ability to remain solvent and pay Triller’s obligations when they come due, including under existing litigation settlement obligations and new adverse judgments. If Triller is unable to resolve any such matters favorably, Triller’s business, operating results, and financial condition may be adversely affected. See “Risk Factors — Triller is involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm Triller’s business, financial condition, or results of operations.”

In addition, Triller is currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies, or claims by Triller’s current or former employees or private parties. If the results of these investigations, proceedings, claims or suits are unfavorable to Triller or if Triller is unable to successfully defend against third-party lawsuits, Triller may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on Triller’s business, financial condition, and results of operations. Even if Triller adequately addresses the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counter claim, Triller may have to devote significant financial and management resources to address these issues, which could have an adverse effect on Triller’s business, results of operations, and financial condition. See “Description of Triller’s Business — Legal Proceedings” and Note 16, Commitments and Contingencies, of the consolidated financial statements of Triller included elsewhere in this proxy statement for a description of Triller’s legal proceedings for additional information.

Triller may be subject to liability claims if it breaches its contracts.

Triller is subject to numerous obligations in its contracts with its business partners. Despite the procedures, systems and internal controls Triller has implemented to comply with its contracts, it has breached commitments in the past and may breach these commitments in the future, whether through a weakness in these procedures, systems, and internal controls, inability or difficulty complying with commitments, whether due to lack of resources or capabilities or otherwise, negligence, or the willful act of an employee or contractor. Triller’s insurance policies, including Triller’s errors and omissions insurance, may be inadequate to compensate it for the potentially significant losses that may result from claims arising from breaches of Triller’s contracts, disruptions in Triller’s services, failures or disruptions to Triller’s infrastructure, catastrophic events and disasters or otherwise. See “Description of Triller’s Business — Legal Proceedings” for additional information and Note 16, Commitments and Contingencies — Samsung Arbitration Award, of the consolidated financial statements of Triller included elsewhere in this proxy statement for a description of Triller’s legal proceedings for additional information.

In addition, such insurance may not be available to Triller in the future on economically reasonable terms, or at all. Further, Triller’s insurance may not cover all claims made against Triller and defending a suit, regardless of its merit, could be costly and divert management’s attention. For example, judgment has recently been entered against Triller following litigation regarding payment of fees with Universal Music Publishing Group. See “Risk Factors — Triller is involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm Triller’s business, financial condition, or results of operations.”

The market and sectors in which Triller participates are competitive and rapidly evolving, and if it does not compete effectively with established companies as well as new market entrants Triller’s business, results of operations, and financial condition could be harmed.

Triller’s business model is a new category of integrating entertainment and social media with technology in a rapidly evolving market that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services. Moreover, Triller expects competition to increase in the future from established competitors and new market entrants, including established technology and major media companies who have not previously entered the market. Triller’s other competitors fall into the following categories: live sports events and pay-per-view programming, such as WWE and UFC; web content programming platforms, such as Netflix; and social media companies with social video features, such as Instagram, Facebook, Snapchat and TikTok. With the introduction of new technologies, the evolution of Triller’s business, and new market entrants, Triller expects competition to intensify in the future. Established companies may not only develop their own live events programming platforms and social video sharing technology, but also acquire or establish product integration, distribution, or other cooperative relationships with Triller’s current competitors. For example, while Triller currently partners with entertainment and media companies, they may develop and introduce products that directly or indirectly compete with Triller. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. In addition, with the recent increase in large merger and acquisition transactions in the entertainment, social media and technology industry, there is a greater likelihood that Triller will compete with other large entertainment and media companies in the future. Triller expects this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for Triller to compete effectively.

Many of Triller’s existing competitors have, and some of Triller’s potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than Triller can to new or changing opportunities, technologies, standards, or customer requirements.

In addition, some of Triller’s larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using Triller.

Conditions in Triller’s market could also change rapidly and significantly as a result of technological advancements, partnering by Triller’s competitors or continuing market consolidation, and it is uncertain how Triller’s market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar or superior products and technologies that compete with Triller. These competitive pressures in Triller’s market or Triller’s failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm Triller’s business, results of operations, and financial condition.

Certain metrics and estimates of market opportunity included in this proxy statement may prove to be inaccurate.

This proxy statement includes certain internal estimates of the market for Triller’s Technology Platform and other opportunities. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates, forecasts and other forward-looking information in this proxy statement relating to the size of Triller’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market Triller estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this proxy statement, Triller’s business could fail to grow at similar rates, if at all. In addition, certain of the metrics, including Total Consumer Accounts, Number of Brands and Number of Creators, included in this proxy statement are based on data Triller collects and obtain from third party APIs and Triller is not able to independently verify the data underlying such metrics or determine if the datapoints in such metrics represent users. Triller currently does not have systems or processes in place to accurately measure the amount of potential duplicative accounts on a continuous basis, although Triller has in the recent past undertaken a robust process to purge as many of the duplicate and bot accounts as practical be given Triller’s resources. Although Triller is responsible for the disclosure provided in this proxy statement and believe such third-party information is reliable, Triller has not independently verified any such third-party information. As such, the metrics Triller includes in this proxy statement may prove to not be accurate.

Triller’s Technology Platform and products are dependent on APIs built and owned by third parties, including social media networks, and if Triller loses access to data provided by such APIs or the terms and conditions on which it obtains such access become less favorable, Triller’s business could suffer.

Triller’s Technology Platform and products depend on the ability to access and integrate with third-party APIs. In particular, Triller has developed its products to integrate with certain social media network APIs and the third-party applications of other parties. Generally, APIs and the data Triller receives from the APIs are written and controlled by the application provider. Any changes or modifications to the APIs or the data provided could negatively impact the functionality of, or require Triller to make changes to, Triller’s platform and products, which would need to occur quickly to avoid interruptions in service for Triller’s customers.

To date, Triller has not relied on negotiated agreements to govern Triller’s relationships with most data providers and, in general, it relies on publicly available APIs. As a result, in many cases, Triller is subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such integrations, and which are subject to change by such providers from time to time. Triller’s business, cash flows or results of operations may be harmed if any third party provider changes, limits or discontinues Triller’s access to its APIs and data, modifies its terms of service or other policies, including fees charged or restrictions on Triller or application developers, changes or limits how Triller can use information and other data collected through the APIs; or experiences disruptions of its technology, services or business generally.

Triller intends to ratify certain actions pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act.

Triller Hold Co LLC and its unitholders intend to ratify certain actions, including the issuance of units, pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act (Section 18-106(e)), which allows a Delaware limited liability company to ratify a defective act or transaction retroactively to the date the corporate act or transaction was originally taken. Although Triller believes it will comply with the procedures and requirements of Section 18-106(e), there can be no assurance that (i) claims that the actions or issuances that were ratified are void or voidable due to the identified failure of authorization, or (ii) claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 18-106(e) not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful. If any of the ratifications pursuant to Section 18-106(e) were not effective, then the ratified acts would be invalid and, as applicable, Triller could have liability to its stockholders, as applicable, including being subject to monetary damages and rescission rights.

Additionally, there are certain corporate actions that the board of directors of Triller Hold Co LLC and its unitholders will need to ratify regarding Triller’s previous corporate actions, including prior issuances of equity. Although Triller expects to obtain these ratifications and fully comply with the procedures and requirements of Section 18-106(e), there can be no assurance that Triller will do so and that (i) claims that the actions or issuances to be ratified are void or voidable due to the identified failure of authorization, or (ii) claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 18-106(e) should not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful.

Risks Relating to AGBA’s Shares

Unless the context otherwise requires all references in this section to the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries, before Domestication, or Delaware Parent and its subsidiaries, after Domestication.

Our share price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. During the 12 months ended December 31, 2023, the market price of our ordinary shares has ranged from a high of $5.25 per share to a low of $0.37 per share. Shareholders may not be able to resell their shares at or above the price they paid for them due to fluctuations in the market price of our stock caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, that could have a significant effect on our stock market price include, but are not limited to, the following:

•        actual or anticipated fluctuations in our operating results or future prospects;

•        our announcements or our competitors’ announcements of new services;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        strategic actions by us or our competitors, such as acquisitions or restructurings;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•        changes in accounting standards, policies, guidance, interpretations, or principles;

•        changes in our growth rates or our competitors’ growth rates;

•        developments regarding our patents or proprietary rights or those of our competitors;

•        our inability to raise additional capital as needed;

•        concerns or allegations as to the safety or efficacy of our products;

•        changes in financial markets or general economic conditions;

•        sales of shares by us or members of our management team, our significant shareholders, or certain institutional shareholders; and

•        changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally.

Shareholders could experience substantial dilution of their investment as a result of future sales of our equity, subsequent exercises of our outstanding warrants and options, or the future grant of equity by us.

We may choose to raise additional capital from time to time, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional funds through the future sale of equity or convertible securities, the issuance of such securities will result in dilution to our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per ordinary share paid by investors in the offering. Investors purchasing shares or other securities in the future could have rights superior to existing shareholders.

In addition, shareholders could experience substantial dilution of their investment as a result of subsequent exercises of outstanding warrants, or the grant of future equity-based awards. As of December 31, 2023, an aggregate of 1,309,728 ordinary shares were reserved for issuance under our equity incentive plans, and 4,825,000 ordinary shares were subject to warrants at an exercise $11.50 per share. To the extent that outstanding warrants or equity incentive awards are exercised, our existing shareholders could experience dilution.

We rely on equity awards to motivate current employees and to attract new employees. The grant of future equity awards by us to our employees and other service providers could further dilute our shareholders’ interests in the Company.

Because we do not intend to pay cash dividends, our shareholders will benefit from an investment in our ordinary shares only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our ordinary shares will depend entirely upon any future appreciation. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on the Company, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The dual-class structure of our Preferred Shares has the effect of concentrating voting control with those shareholders who hold our Series B Preferred Shares after the adoption of AGBA’s Fifth Amended and Restated Memorandum and Articles of Association. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our shares.

Upon the adoption of the AGBA Fifth Amended and Restated Memorandum and Articles of Association, AGBA will be authorized to issue a new class of 100,000,000 AGBA Series A Preferred Shares and a new class of 45,000 super voting AGBA Series B Preferred Shares. Each share of AGBA Series B Preferred Share will be entitled to 10,000 votes until such shares are redeemed by the Company on December 31, 2025. Furthermore, 37,496 shares of Series B Preferred Shares will be issued by Delaware Parent to GNL immediately upon the effectiveness of the Domestication and the remainder of which will be available for future issuance for financings, acquisitions and other corporate purposes. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our securities.

We cannot predict the effect our Preferred Shares dual-class structure may have on the market price of our securities.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our securities, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Preferred Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our securities. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Preferred Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our securities less attractive to other investors. As a result, the market price of our shares could be adversely affected.

Our founders, executive officers, directors, and other principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Our founders, executive officers, directors, and other principal shareholders, in the aggregate, beneficially own a majority of our outstanding stock. These shareholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing an acquisition of the company or another significant corporate transaction.

PROPOSAL 1: YORKVILLE SHARE ISSUANCE PROPOSAL

We are seeking approval of the issuance of AGBA Ordinary Shares pursuant to the Second A&R SEPA to Yorkville in excess of the Exchange Cap (as defined below). Under the Secured Promissory Notes (as defined below), we may, in the future, be obligated to issue, to Yorkville, up to a number of AGBA Ordinary Shares (which for these purpose also refers to shares of Delaware Parent Common Stock from an after the Closing Date) equal to $500 million, at prices less than the applicable minimum price discussed below, which will exceed the Exchange Cap.

Background

On June 28, 2024, AGBA, Triller and Yorkville entered into a Second Amended and Restated Standby Equity Purchase Agreement (the “Second A&R SEPA”), so as to modify the A&R SEPA to (i) provide for the assignment by Triller and assumption by AGBA of the rights and obligations of Triller under the A&R SEPA and the original promissory note from Triller dated April 25, 2024 and (ii) provide to AGBA financing in the amount of $25 million in the form of an additional Pre-Paid Advance (as defined below). See “The Merger — Agreements Entered into Subsequent to the Merger Agreement — Second Amended Standby Equity Purchase Agreement.”

Under the applicable Nasdaq rules, in no event may the Company issue to Yorkville under the Second A&R SEPA more than 16,362,086 Common Shares, which number of shares is equal to 19.99% of the Common Shares outstanding immediately prior to the execution of the Second A&R SEPA (the “Exchange Cap”), unless (i) the Company obtains stockholder approval to issue Common Shares in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by Yorkville for all of the Common Shares that the Company directs Yorkville to purchase from the Company pursuant to the Second A&R SEPA, if any, equals or exceeds the lower of (a) the official closing price of the Common Shares on Nasdaq immediately preceding the execution of the Second A&R SEPA and (b) the average official closing price of the Common Shares on Nasdaq for the five consecutive trading days immediately preceding the execution of the Second A&R SEPA, adjusted as required by Nasdaq so that the Exchange Cap limitation will not apply to issuances and sales of Common Shares pursuant to the Second A&R SEPA. Moreover, the Company may not issue or sell any Common Shares to Yorkville under the Second A&R SEPA which, when aggregated with all other Common Shares then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Yorkville beneficially owning more than 4.99% of the outstanding AGBA Ordinary Shares.

Exchange Cap

Under the applicable Nasdaq rules, in no event may the Company issue to Yorkville under the Second A&R SEPA more than 16,353,904 Common Shares, which number of shares is equal to 19.99% of the Common Shares outstanding immediately prior to the execution of the Second A&R SEPA (the “Exchange Cap”).

Reasons for Seeking Shareholder Approval

AGBA Ordinary Shares are currently listed on the Nasdaq Capital Market and, as such, we are subject to the Nasdaq Listing Rules. Nasdaq Listing Rule 5635 requires us to obtain shareholder approval prior to the sale, issuance or potential issuance of AGBA Ordinary Shares (or securities convertible into or exercisable for AGBA Ordinary Shares) in connection with a transaction other than a public offering at a price less than the “Minimum Price” which either alone or together with sales by officers, directors or substantial stockholders of the company equals 20% or more of the AGBA Ordinary Shares or 20% or more of the voting power outstanding before the issuance. For Nasdaq purposes, “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The applicable “Minimum Price” is $2.82 per AGBA Ordinary Share based on the signing of the Second A&R SEPA on June 28, 2024.

In connection with the execution of the Second A&R SEPA, we agreed to hold a meeting of shareholders to, among other things, obtain the consent of the shareholders of the Company pursuant to Nasdaq Listing Rule 5635 for the issuance of all AGBA Ordinary Shares that could be issued pursuant to the Second A&R SEPA.

The Exchange Cap applies to AGBA Ordinary Shares issued or that may be issued under the Second A&R SEPA, and accordingly, we are seeking a single shareholder approval with respect to AGBA Ordinary Shares to be issued under the Second A&R SEPA. Shareholder approval of this Proposal 1 will constitute shareholder approval for purposes of Nasdaq Listing Rule 5635.

Our Board has determined that the Second A&R SEPA and our ability to issue the AGBA Ordinary Shares thereunder in excess of the Exchange Cap are in the best interests of the Company and its shareholders because the ability to sell AGBA Ordinary Shares to Yorkville provides us with a reliable source of capital for general corporate purposes, which may include, but are not limited to, funding working capital, capital expenditures, operating expenses and the selective pursuit of business development opportunities.

We cannot predict if the applicable price for any conversion under the Convertible Notes will be greater than the applicable Minimum Price under the Nasdaq Rules.

The failure of the Company’s shareholders to approve this Proposal 1 will prevent the Company from selling, at less than the Minimum Price (as applicable), AGBA Ordinary Shares to Yorkville in excess of the Exchange Cap.

Consequences of Non-Approval

The ability of AGBA to continue as a going concern is dependent upon its ability to raise additional funds and implement its business plan, including, but not limited to equity and/or debt financings and government loans or grants. If the Company is unable to raise additional capital, the Company may have to significantly delay, scale back or discontinue the development or commercialization of its product and/or consider a sale or other strategic transaction.

If we do not receive the approval, this will restrict our ability to sell AGBA Ordinary Shares to Yorkville, which Yorkville provides us with a reliable source of capital for general corporate purposes, unless we are able to sell shares to Yorkville at a price per share greater than the applicable Minimum Price under the Second A&R SEPA.

Accordingly, our Board believes that providing the Company the flexibility to issue AGBA Ordinary Shares in excess of the Exchange Cap and below the applicable Minimum Price for the Second A&R SEPA is advisable and in the best interests of the Company and our shareholders because of the capital the Company can receive with greater flexibility to issue shares under the Second A&R SEPA.

Effect on Current Shareholders

The issuance of AGBA Ordinary Shares under the Second A&R SEPA (including any such shares issued below the applicable Minimum Price) would result in an increase in the number of AGBA Ordinary Shares outstanding, and our shareholders will incur dilution of their percentage ownership. Because the number of AGBA Ordinary Shares that may be issued to Yorkville pursuant to the Convertible Notes is determined based on the price at the time of issuance, the exact magnitude of the dilutive effect cannot be conclusively determined. However, the dilutive effect may be material to our current shareholders.

Vote Required and Board of Directors’ Recommendation

Approval of the Yorkville Share Issuance Proposal requires a resolution passed by a simple majority of the votes of the Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. Broker non-votes, abstentions or the failure to vote on the Nasdaq Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal. Although the Yorkville Share Issuance Proposal is not conditioned on the approval of any of the other proposals set forth in this Proxy Statement, the outcome of certain of the other proposals may have an impact on our ability to utilize the Second A&R SEPA in the future. If the Charter Amendment Proposal is not approved, we may not have sufficient authorized but unissued shares to satisfy our obligations to Yorkville, even if the Exchange Cap is removed. None of the other proposals are conditioned upon the approval of the Yorkville Share Issuance Proposal.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Yorkville Share Issuance Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Yorkville Share Issuance Proposal.

PROPOSAL 2: THE CHARTER AMENDMENT PROPOSAL

AGBA has entered into the Merger Agreement. In exchange for the acquisition of the Stockholder Interests by AGBA, the Merger Agreement contemplates issuance of the Merger Consideration to the Triller Stakeholders. Pursuant to the Merger Agreement, subsequent to the Domestication, Delaware Parent (i) will issue 299,897,852 shares of Delaware Parent Common Stock, to the current Triller common stockholders, (ii) will issue 37,702,230 shares Delaware Parent Preferred Stock to the current Triller preferred stockholders and (iii) will convert all existing Triller RSUs into 54,020,128 Delaware Parent RSUs; and Delaware Parent also will reserve an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of such restricted stock units. In addition, an aggregate of 128,551,475 Triller Warrants shall be adjusted, replaced and re-issued as 55,719,676 Delaware Parent Replacement Warrants.

The Company is proposing to approve the (i) adoption and filing of an amendment to our Fifth Amended and Restated Memorandum and Articles of Association to (A) increase the number of ordinary shares authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, and (B) authorize a new class of 100,000,000 AGBA Series A Preferred Shares and (C) authorize a new class of 45,000 super voting AGBA Series B Preferred Shares by deleting the definition of Shares in Clause 1.1, deleting Clause 6.2 and deleting Clause 7.2 of the memorandum of association of the Company in their entirety and replacing each, respectively, with the following:

“Shares” means an Ordinary Share and/or a Preferred Share issued or to be issued by the Company as the context requires

“6.2        The Company is authorized to issue a maximum of 1,600,045,000 Shares each with a par value of US$0.001 consisting of three (3) classes as follows

(a)     1,500,000,000 ordinary shares (“AGBA Ordinary Shares or Ordinary Shares”);

(b)    100,000,000 preferred class A shares (“AGBA Series A Preferred Shares”); and

(c)     45,000 preferred class B shares (“AGBA Series B Preferred Shares”)

(together the AGBA Series A Preferred Shares and AGBA Series B Preferred Shares shall be referred to as Preferred Shares. The Preferred Shares and the Ordinary Shares shall vote together as one class.

and

7.1         Subject to any special rights conferred on any class of Share as determined by the Board upon its issue or as varied from time to time,

(a)     each Ordinary Share confers upon the Shareholder:

(i)     the right to one vote at a meeting of the Shareholders;

(ii)    the right to an equal share in any dividend paid by the Company on the Ordinary Share class; and

(iii)   the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.;

(b)    Each AGBA Series A Preferred Shares confers upon the Shareholder:

(i)     the right to one vote at a meeting of the Shareholders;

(ii)    the right to an equal share in any dividend paid by the Company on the AGBA Series A Preferred Shares class; and

(iii)   no right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

(c)     Each AGBA Series B Preferred Shares confers upon the Shareholder:

(i)     the right to ten thousand (10,000) votes at a meeting of the Shareholders;

(ii)    no right to any share in any dividend paid by the Company on any class of shares;

(iii)   no right to any share in the distribution of the surplus assets of the Company on its liquidation; and

(iv)   each AGBA Series B Preferred Share shall be subject to compulsory redemption at the option of the Company, without Shareholder consent, on, or any time after, 31 December 2025 for an amount equal to the par value of each issued and outstanding AGBA Series B Preferred Share.”

(ii) adoption and filing of a restatement to our memorandum and articles of association being our Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares, par value $0.001 per share at the ratio of 1 for 2.0607 AGBA Ordinary Shares such that every 1 AGBA Ordinary Share, including issued shares, will be split into 2.0607 AGBA Ordinary Shares, with a post Share Split par value of $0.000485272 each. The forward share split will result in a consequential increase in the total number of authorized ordinary shares from 1,500,000,000 to 3,091,049,970 with a corresponding reduction in the par value of the AGBA Ordinary Shares from $0.001 to $0.000485272. All options and warrants of the Company outstanding immediately prior to the Share Split will be appropriately adjusted by multiplying the number of shares of the AGBA Ordinary Shares into which the options and warrants are exercisable or convertible by 2.0607 and multiplying the exercise or conversion price thereof by 2.0607, as a result of the Share Split, amendments (i) and (ii) to be effected by filing with the Registrar a notice of amendment and our Sixth Amended and Restated Memorandum and Articles of Association under section 13(1) of the BVI Companies Act together with Notices of Change in Number of Shares (or such other form as may be required) pursuant to section 40(1) of the BVI Companies Act as may be required.

A copy of the form of our Sixth Amended and Restated Memorandum and Articles of Association reflecting the proposed amendments is attached to this proxy statement as Annex B.

Reasons for the Proposed Charter Amendment

For giving effect to the issuance of the Merger Consideration under the Merger Agreement, the increase in the authorized Ordinary Shares is desired in order to provide a sufficient number of authorized AGBA Ordinary Shares to allow for issuance of the Merger Consideration to the Triller Stakeholders under the Merger Agreement, and also to have available additional AGBA Ordinary Shares for future use, as described in the next paragraph. Therefore, the shareholders of the Company are encouraged to approve an amendment to the Company’s Fifth Amended and Restated Memorandum and Articles of Association to increase the number of authorized AGBA Ordinary Shares from 1,000,000,000 to 1,500,000,000.

The Board has also determined it is in the best interest of the Company to increase the total number of authorized AGBA Ordinary Shares to provide for the issuance of additional AGBA Ordinary Shares in connection with various events, including, but not limited to, future capital raises and potential future acquisitions. As a result, while approval of the increase in the authorized number of shares will be necessary in order to effectuate the Merger Agreement, approval of such increase is not conditioned upon these transactions. The approved increase will allow the Company to issue additional AGBA Ordinary Shares as needed for such events. In the event the Company issues additional shares to new investors, shareholders of the Company will be diluted.

The Board also has determined that it is in the best interest of the Company to authorize a new class of 100,000,000 AGBA Series A Preferred Shares, (i) a portion of which will be issued by Delaware Parent after the Domestication and at the Closing to the current holders of Triller Preferred Stock and (ii) the remainder of which will be available for future issuance for financings, acquisitions and other corporate purposes.

Furthermore, the Board also has determined that it is in the best interest of the Company to authorize a new class of 45,000 super voting Delaware Parent Series B Preferred Shares, of which 37,496 shares will be issued by Delaware Parent to GNL immediately upon the effectiveness of the Domestication, and the remainder of which will be available for future issuance for financings, acquisitions and other corporate purposes.

Finally, the Share Split, which will cause a consequential increase in the total number of authorized ordinary shares from 1,500,000,000 to 3,091,049,970 will enable AGBA to have the proper number of AGBA Ordinary Shares outstanding such that, after Domestication and the Closing of the Merger, and based on the number of outstanding AGBA Ordinary Shares as of April 16, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) the outstanding Delaware Parent capital stock plus (ii) the outstanding Delaware Parent RSUs, and the current AGBA shareholders will hold the remaining 30%.

Vote Required and Board of Directors’ Recommendation

Approval of the Charter Amendment Proposal requires a special resolution passed by at least 75% of votes of the AGBA Ordinary Shares cast by such shareholders entitled to vote, whether in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares on this proposal, unless you direct the holder how to vote, by marking your proxy card. Broker non-votes, abstentions or the failure to vote on the Charter Amendment Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Charter Amendment Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Charter Amendment Proposal.

PROPOSAL 3: THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement, if the Merger Agreement Proposal is approved, then the Company is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Merger Agreement Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

As a condition to closing the Merger, Board has unanimously approved a change of the Company’s jurisdiction of incorporation by deregistering as a business company in the British Virgin Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. The Company shall execute the Domestication by (i) with respect to the British Virgin Islands, filing a Notice of Continuation Out of the Virgin Islands together with supporting documents with the British Virgin Islands Registrar of Corporate Affairs (the “Registrar”) under section 184 of the BVI Companies Act and receiving a Certificate of Discontinuance from the Registrar in relation to the Domestication pursuant to section 184 of the BVI Companies Act and (ii) with respect to Delaware, filing a Certificate of Domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”) (the “Certificate of Domestication”) along with a Certificate of Incorporation under Section 103 of the DGCL (the “Delaware Parent Certificate of Incorporation”), upon which the Company shall become a Delaware corporation (the Company, after giving effect to the Domestication, is sometimes referred to herein as “Delaware Parent”).

Upon the effectiveness of the Domestication, each then issued and outstanding AGBA Ordinary Share will convert into one share of Delaware Parent Common Stock. In addition, upon the effectiveness of the Domestication, Delaware Parent will have a two new classes of shares, namely, the Delaware Parent Series A Preferred Stock and the Delaware Parent Series B Preferred Stock. The Delaware Parent Common Stock, the Delaware Parent Series A Preferred Stock and the Delaware Parent Series B Preferred Stock will be the only classes of common equity authorized by Delaware Parent as of the date of the Domestication.

Immediately upon the effectiveness of the Domestication, Delaware Parent will issue 37,496 shares of Delaware Parent Series B Preferred Stock to GNL.

The Domestication Proposal, if approved, will approve a change of the Company’s jurisdiction of incorporation from the British Virgin Islands to the State of Delaware. Accordingly, while the Company is currently governed by the BVI Companies Act, upon the Domestication, Delaware Parent will be governed by the DGCL. The Company encourages shareholders to carefully consult the information set out below under “Proposal 3: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication” beginning on page 144 of this proxy statement.

Subsequent to the Domestication, at the Closing Delaware Parent will issue the Merger Consideration in accordance with the Merger Agreement. See “Proposal 5: The Merger Agreement Proposal.”

Reasons for the Domestication

The Board believes that it would be in the best interests of the Company, simultaneously with the closing of the Merger, to effect the Domestication. Further, the Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Merger. In addition, because the Company will operate within the United States following the Merger, it was the view of the Board that the Company should be structured as a corporation organized in the United States.

The Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to the Company, the AGBA Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for the Company’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the British Virgin Islands to Delaware is attractive to directors, officers, and stockholders alike. The Company’s incorporation in Delaware may make the Company more attractive to future candidates for the Company Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Board therefore believes that providing the benefits afforded directors by Delaware law will enable the Company to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both British Virgin Islands law and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than British Virgin Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the Company to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for the Name Change

The Board believes that it would be in the best interests of the Company to, in connection with the Domestication and simultaneously with the Merger, change the corporate name to “Triller Group Inc.” in order to more accurately reflect the business purpose and activities of Delaware Parent from and after the Closing of the Merger.

Regulatory Approvals; Third-Party Consents

The Company is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication other than the filings with the BVI Registrar and the Delaware Secretary of State described above. The Company must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon the Company and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the British Virgin Islands and Delaware necessary to effect the Domestication.

Proposed Delaware Parent Organizational Documents

Commencing with the effective time of the Domestication, the Delaware Parent Certificate of Incorporation and the Delaware Parent Bylaws will govern the rights of stockholders in Delaware Parent. A copy of the form of the Delaware Parent Certificate of Incorporation and the form of the Delaware Parent Bylaws is attached to this proxy statement as Annex D-1 and Annex D-2, respectively.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

When the Domestication is completed, the rights of stockholders of Delaware Parent will be governed by Delaware law, including the DGCL, rather than by the laws of the British Virgin Islands. Certain differences exist between the DGCL and the BVI Companies Act that will alter certain of the rights of shareholders of Delaware Parent and affect the powers of the Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the British Virgin Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the BVI Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement, we may continue to refer to the share owners of the Company as “shareholders.”

Provision	Delaware	British Virgin Islands
Applicable legislation	General Corporation Law of the State of Delaware	The BVI Business Companies Act of the British Virgin Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision.
Appraisal Rights

Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders of a BVI business company have appraisal rights where they dissent in relation to a merger by the company except where the company they are the a shareholder of is the surviving company and they continue to hold the same or similar shares

Provision	Delaware	British Virgin Islands
Requirements for Stockholder/Shareholder Approval

Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.

Subject to the memorandum and articles of association, matters which require shareholder approval are any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance or the enforcement thereof, of more than 50% in value of the assets of the company which would require the approval of a majority of the shareholders present and voting at a quorate meeting.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.

Quorum is set in the company’s memorandum and articles of association but where no quorum is so fixed, a meeting of shareholders is properly constituted for all purposes if at the commencement of the meeting there are present in person or by proxy, members entitled to exercise at least 50% of the votes.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Subject to the memorandum or articles of a company, an action that may be taken by shareholders at a meeting may also be taken by a resolution consented to in writing or by telex, telegram, cable or other written electronic communication.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Shareholders are entitled, on giving written notice to the company, to inspect the memorandum and articles; the register of members; the register of directors; and minutes of meetings and resolutions of members and of those classes of members of which he or she is a member; and to make copies of or take extracts from the documents and records.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Advisory Organizational Documents Proposal 5B).

The decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Provision	Delaware	British Virgin Islands
Removal of Directors;

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (a) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors will be made only by amendment of the certificate of incorporation. The Bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to act honestly and in good faith in what the director believes to be the best interests of the company.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company, but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the

A British Virgin Islands business company generally may indemnify its directors but only where the directors act honestly and in good faith in what the director believes to be the best interests of the company and, in the case of criminal proceedings the director had no reasonable cause to believe that the director’s conduct was unlawful.

Provision	Delaware	British Virgin Islands

best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

Limited Liability of Directors

Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Liability of directors may be limited where the directors act honestly and in good faith in what the director believes to be the best interests of the company.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of the Company. There will be no accounting effect or change in the carrying amount of the assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Delaware Parent immediately following the Domestication will be the same as those of the Company immediately prior to the Domestication.

Vote Required for Approval and Board of Directors’ Recommendation

The approval of the Domestication Proposal requires a special resolution passed by at least seventy-five (75) percent or more of the votes of the AGBA Ordinary Shares cast by such shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares on this proposal, unless you direct the holder how to vote, by marking your proxy card. Broker non-votes, abstentions or the failure to vote on the Domestication Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal.

The Domestication Proposal is conditioned on the approval of the Merger Agreement Proposal. Therefore, if the Merger Agreement Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of AGBA Ordinary Shares.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Domestication Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Domestication Proposal.

PROPOSAL 4: THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Merger is consummated, the Company will replace its current amended and restated memorandum and articles of association (as may be amended from time to time) (the “BVI Constitutional Documents”) under the BVI Companies Act, with a proposed new certificate of incorporation (the “Delaware Parent Certificate of Incorporation”) and proposed new Bylaws of Delaware Parent (“Delaware Parent Bylaws” and, together with the Delaware Parent Certificate of Incorporation, the “Proposed Delaware Parent Organizational Documents”), in each case, pursuant to the DGCL.

The Company’s shareholders are asked to consider and vote upon and to adopt the Proposed Delaware Parent Organizational Documents (the “Organizational Documents Proposal”) in connection with the replacement of the BVI Constitutional Documents. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Merger Agreement Proposal. Therefore, if the Merger Agreement Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of AGBA Ordinary Shares.

Reasons for the Proposal

The Board’s reasons for proposing the Proposed Delaware Parent Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Delaware Parent Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Delaware Parent Certificate of Incorporation, a copy of which is included as Annex D-1, and by reference to the full text of the Delaware Parent Bylaws, a copy of which is included as Annex D-2:

•        To change the corporate name from “AGBA Group Holding Limited” to “Triller Group Inc.”;

•        To change shareholders’ appraisal rights, as provided in the DGCL;

•        To enable stockholders to bring derivative suits generally;

•        To change the number of directors; and

•        To authorize all other changes in connection with the replacement of the BVI Constitutional Documents with the Delaware Parent Certificate of Incorporation and Delaware Parent Bylaws in connection with the Domestication (copies of which are attached to this proxy statement as Annex D-1 and Annex D-2, respectively).

Vote Required for Approval and Board of Directors’ Recommendation

The approval of the Organizational Documents Proposal requires a special resolution under the memorandum and articles of the Company requiring the affirmative vote of a majority of seventy-five (75) percent or more of the votes of the shares cast by such Shareholders entitled to vote at the Extraordinary General Meeting, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Organizational Documents Proposal is conditioned on the approval of each of the Merger Agreement Proposal and the Domestication Proposal. Therefore, if each of the Merger Agreement Proposal and the Domestication Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of AGBA Ordinary Shares.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Organizational Documents Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Organizational Documents Proposal.

PROPOSAL 5: THE MERGER AGREEMENT PROPOSAL

We are asking you to approve the Merger Agreement. For a summary of and detailed information regarding this proposal, see the information about the Merger Agreement throughout this proxy statement, including the information set forth in the sections of this proxy statement captioned “The Merger.” A copy of the Amended and Restated Merger Agreement is attached as Annex A to this proxy statement. You are urged to read the Merger Agreement carefully and in its entirety.

Vote Required and Board of Directors’ Recommendation

Approval of the Merger Agreement Proposal requires a resolution passed by simple majority of the votes of the AGBA Ordinary Shares cast by such shareholders entitled to vote, whether in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares on this proposal, unless you direct the holder how to vote, by marking your proxy card. Broker non-votes, abstentions or the failure to vote on the Merger Agreement Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Merger Agreement Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Merger Agreement Proposal.

PROPOSAL 6: THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (B) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Pursuant to the Merger Agreement, we will issue the Merger Consideration to the Triller Stakeholders. See the section entitled “Proposal 5 — The Merger Agreement Proposal.” Because the number of Ordinary Shares we anticipate issuing as consideration in the Merger (i) will constitute more than 20% of our outstanding Ordinary Shares and more than 20% of outstanding voting power prior to such issuance, and (ii) will result in a change of control of the Company, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, the Company would issue shares representing more than 20% of outstanding Ordinary Shares in connection with the Merger. The issuance of such shares would result in significant dilution to the Company’s shareholders and would afford such shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Company. If the Nasdaq Proposal is adopted, assuming that the Merger Consideration is issued to the Triller Stakeholders as consideration in the Merger, we anticipate that, based on the number of outstanding AGBA Ordinary Shares as of April 16, 2024, the Triller Stakeholders will hold 70% of the aggregate of (i) Delaware Parent’s total outstanding capital stock plus (ii) Delaware Parent’s total outstanding Delaware Parent RSUs; and the current shareholders of the Company will hold the remaining 30%.

If the Nasdaq Proposal is not approved and we consummate the Merger on its current terms, the Company would be in violation of Nasdaq Listing Rule 5635(a) and (b), which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage for the post-transaction company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Vote Required and Board of Directors’ Recommendation

Approval of the Nasdaq Proposal requires a resolution passed by a simple majority of the votes of the Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. Broker non-votes, abstentions or the failure to vote on the Nasdaq Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal. This Proposal is conditioned on the approval of the Merger Agreement Proposal. If the Merger Agreement Proposal is not approved, the Nasdaq Proposal will have no effect even if approved by our shareholders. Because shareholder approval of this Nasdaq Proposal is a condition to completion of the Merger under the Merger Agreement, if this Nasdaq Proposal is not approved by our shareholders, the Merger will not occur unless the parties to the Merger Agreement waive the applicable closing condition.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Nasdaq Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Nasdaq Proposal.

PROPOSAL 7: THE INCENTIVE PLAN PROPOSAL

This discussion of this item is qualified in its entirety by reference to the Triller Group Inc. 2024 Equity Incentive Plan, attached hereto as Annex C.

Assuming the Charter Amendment Proposal, the Merger Agreement Proposal, and the Nasdaq Proposal are approved at the Extraordinary General Meeting, shareholders will be asked to approve the Triller Group Inc. 2024 Equity Incentive Plan (the “Incentive Plan”), and upon such approval and adoption of the Incentive Plan, to grant share awards to selected senior executive officers and other valued employees of Delaware Parent. The Board adopted the Incentive Plan on September 3, 2024, subject to its approval by the shareholders of the Company. If the shareholders approve the Incentive Plan, it will become effective upon the closing of the Merger, and the Board will grant share awards to selected senior executive officers and other valued employees. The Board unanimously recommends that the shareholders vote “for” approval of the Incentive Plan.

Overview

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement as Annex C. If approved by the shareholders, and assuming that the Merger Agreement Proposal is approved, the Incentive Plan will become effective upon the closing of the Merger and will be administered by the Delaware Parent board of directors or by a committee that our board of directors designates for this purpose (referred to below as the plan administrator), which will have the authority to make awards under the Incentive Plan. The plan administrator will determine which officers, key employees and non-employee directors will be granted share awards, the number of shares subject to each share award, whether the share award is contingent upon achievement of certain performance goals and the performance goals, if any, required to be met in connection with a share award.

Summary of the Material Features of the Incentive Plan

The following summary of the material terms of the Incentive Plan is qualified in its entirety by the full text of the Incentive Plan, a copy of which is included under Annex C to this proxy statement. You also may obtain a copy of the Incentive Plan, free of charge, by writing to the Company, Attention: Corporate Secretary, AGBA Group Holding Limited, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong SAR.

Purpose.    The purpose of the Incentive Plan is to encourage and enable the employees, non-employee directors and consultants of Delaware Parent and its affiliates upon whose judgment, initiative and efforts Delaware Parent will largely depend for the successful conduct of its business to acquire a proprietary interest in Delaware Parent. It is anticipated that providing such persons with a direct stake in Delaware Parent’s welfare will assure a closer identification of their interests with those of Delaware Parent and its stockholders, thereby stimulating their efforts on Delaware Parent’s behalf and strengthening their desire to remain with Delaware Parent.

Administration.    Upon closing of the Merger, the Incentive Plan will be administered by the compensation committee of Delaware Parent’s board of directors. The compensation committee will have discretion, among other things, to construe and interpret the Incentive Plan, select participants, grant awards, determine types of awards and terms and conditions of awards for participants, prescribe rules and guidelines for the administration of the plan, make decisions with respect to outstanding awards that may become necessary upon a change in control or an event that triggers anti-dilution adjustments, and make all decisions and determinations as deemed necessary or advisable for the administration of the Incentive Plan. The compensation committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the Incentive Plan and to the extent permitted by applicable law, to an officer committee consisting of one or more officers of Delaware Parent with respect to awards to individuals who are not subject to Section 16 of the Exchange Act and not members of the officer committee. The compensation committee may amend or cancel any outstanding award, provided that no such action may materially and adversely affect a participant’s rights under the award without the participant’s consent. The compensation committee’s actions will be final, conclusive and binding.

Authorized Stock.    A total of 115,000,000 shares of Delaware Parent Common Stock are reserved and available for issuance under the Incentive Plan, of which 54,020,128 shares shall be restricted stock units granted in conversion of 54,020,128 Triller RSUs pursuant to the terms of the Merger Agreement, subject to adjustment in accordance with the terms of the Incentive Plan. The number of shares of Delaware Parent Common Stock reserved and available for issuance under the Incentive Plan is subject to adjustment, as described below. The maximum number of shares of

Delaware Parent Common Stock that may be issued in respect of incentive stock options is 44,578,866. Shares that are tendered, withheld or surrendered in connection with the payment of the exercise price of an award or to satisfy tax withholding will not be added back to the share reserve available for grant under the Incentive Plan. Only shares of Delaware Parent Common Stock underlying awards under the Incentive Plan that are forfeited, canceled, or expire unexercised will again be available for issuance under the Incentive Plan. Shares issued under the Incentive Plan may consist of authorized but unissued shares, shares purchased on the open market or previously issued shares that are reacquired by Delaware Parent.

Types of Awards.    The types of awards that may be granted under the Incentive Plan are described below. All of the awards described below will be subject to the terms and conditions determined by Delaware Parent’s compensation committee in its sole discretion, subject to certain limitations provided in the Incentive Plan. Each award granted under the Incentive Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions.

Incentive Stock Options.    An incentive stock option is a stock option that meets the requirements of Section 422 of the Code. Incentive stock options may be granted only to employees of Delaware Parent and of certain of its subsidiaries, and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% shareholder) of a share of Delaware Parent Common Stock on the grant date and a term of no more than 10 years (or 5 years with respect to a 10% shareholder). The aggregate fair market value, determined at the time of grant, of Delaware Parent Common Stock subject to incentive stock options that are exercisable for the first time by an individual participant during any calendar year may not exceed $100,000. The Incentive Plan provides that participants terminated for “cause” (as defined in the Incentive Plan) will forfeit all of their incentive stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested incentive stock options, retain their vested incentive stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested incentive stock options, unless such incentive stock option expires sooner. The Incentive Plan authorizes the compensation committee to provide for different treatment of incentive stock options upon termination than that described above, as determined in its discretion.

Non-Qualified Stock Options.    A non-qualified stock option is an option that is not intended to meet the qualifications of an incentive stock option described above. An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares of Delaware Parent Common Stock during a specified term in the future, or upon the achievement of performance or other conditions, at an exercise price set by the compensation committee on the grant date. The term of a non-qualified stock option will be set by the compensation committee but may not exceed 10 years from the grant date. A participant may pay the exercise price using any of the following payment methods: (i) in cash, by certified check or bank check or other instrument acceptable to the compensation committee, (ii) by delivery of shares of Delaware Parent Common Stock having a value equal to the exercise price, (iii) by broker-assisted cashless exercise, or (iv) by “net exercise” whereby the number of issuable shares is reduced by the number of shares having a value equal to the exercise price. The Incentive Plan provides that participants terminated for “cause” will forfeit all of their non-qualified stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested non-qualified stock options, retain their vested non-qualified stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested non-qualified stock options, unless such non-qualified stock option expires sooner. The Incentive Plan authorizes the compensation committee to provide for different treatment of non-qualified stock options upon termination than that described above, as determined in its discretion.

Stock Appreciation Rights.    A stock appreciation right entitles the participant to receive an amount equal to the difference between the fair market value of a specified number of shares Delaware Parent Common Stock on the exercise date and the base price of the stock appreciation right that is set by the compensation committee on the grant date, multiplied by the number of shares subject to the stock appreciation right. The term of a stock appreciation right will be set by the compensation committee but may not exceed 10 years from the grant date. Payment to a participant upon the exercise of a stock appreciation right will be in shares of Delaware Parent Common Stock unless payment in cash is specified in the award agreement by the compensation committee. The Incentive Plan provides that participants terminated for “cause” will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights, retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights, unless such appreciation right expires sooner. The Incentive Plan authorizes the compensation committee to provide for different treatment of stock appreciation rights upon termination than that described above, as determined in its discretion.

Restricted Stock.    A restricted stock award is an award of restricted shares of Delaware Parent Common Stock that does not vest until a specified period of time has elapsed or upon the achievement of performance or other conditions determined by the compensation committee, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, transfer of the restricted shares is generally prohibited. Unless otherwise specified in their award agreement, participants generally have all of the rights of a stockholder as to the restricted shares of Delaware Parent Common Stock, including the right to vote such shares, provided that any dividends with respect to restricted shares with vesting tied to performance conditions will be withheld by us and will be subject to vesting and forfeiture to the same degree as the restricted shares of Delaware Parent Common Stock to which such dividends relate. Except as otherwise provided by the compensation committee, if a participant is terminated for any reason, the vesting with respect to the participant’s restricted stock award will cease, and any restricted shares that have not vested will automatically be deemed to have been reacquired by Delaware Parent at the original purchase price paid by the participant, if any.

Restricted Stock Units.    A restricted stock unit is an unfunded and unsecured obligation to issue shares of Delaware Parent Common Stock (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by the compensation committee and will vest and be settled at such times as determined by the compensation committee. Participants have none of the rights of a stockholder as to the restricted stock units until the underlying Delaware Parent Common Stock is issued or becomes payable to the participant. Except as otherwise provided by the compensation committee, if a participant is terminated for any reason the vesting with respect to the participant’s restricted stock units will cease, each of the participant’s outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any shares remaining undelivered with respect to the participant’s vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

Other Stock-Based Compensation.    Under the Incentive Plan, the compensation committee may grant other types of equity-based awards subject to such terms and conditions that the compensation committee may determine. Such awards may include unrestricted shares of Delaware Parent Common Stock and dividend equivalent rights, which generally entitle the participant to receive amounts equal to the dividends that are paid on the Delaware Parent Common Stock underlying the award.

Treatment of Awards upon a Change in Control.    In the event of a “change in control” of Delaware Parent, as defined in the Incentive Plan, the parties to such transaction may cause the assumption, continuation or substitution of outstanding awards. If awards are not so assumed, continued or substituted, then the Incentive Plan and all outstanding awards will terminate at the effective time of the change in control, and the compensation committee will have discretion to accelerate the vesting of outstanding awards and/or cash-out outstanding awards, provided that any stock option or stock appreciation right with an exercise price that is equal to or greater than the value of the per-share consideration to be received by the stockholders of Delaware Parent pursuant to the change in control will be cancelled for no consideration.

Transferability.    Awards under the Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or by the applicable laws of descent and distribution, unless (for awards other than incentive stock options) otherwise provided in an award agreement or determined by the compensation committee.

Amendment.    The board of directors of Delaware Parent may amend the Incentive Plan, and the compensation committee may amend outstanding awards, at any time. The Delaware Parent stockholders must approve any amendment if their approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which Delaware Parent Common Stock is traded. No amendment to the Incentive Plan or outstanding awards which materially impairs the right of a participant is permitted unless the participant consents in writing.

Termination.    The Incentive Plan will terminate on the tenth anniversary of the date on which the Incentive Plan becomes effective, and incentive stock options may not be granted following the tenth anniversary of the earlier of the date the Incentive Plan was adopted by our Board the date our stockholders first approved the Incentive Plan. In addition, the board of directors of Delaware Parent may suspend or terminate the Incentive Plan at any time. Following any such suspension or termination, the Incentive Plan will remain in effect to govern any then outstanding awards until such awards are forfeited, terminated or otherwise cancelled or earned, exercised, settled or otherwise paid out, in accordance with their terms.

Clawback; Sub-Plans.    All awards under the Incentive Plan will be subject to any incentive compensation clawback, forfeiture or recoupment policy of Delaware Parent in effect from time to time or other agreement or arrangement with a participant, or as may be required by applicable law. In addition, the compensation committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Incentive Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the U.S., and may modify the terms of any awards granted to such participants in a manner deemed by the compensation committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

No-Repricing of Awards.    In no event may the Delaware Parent board of directors or the compensation committee, without the prior consent of the stockholders of Delaware Parent, reduce the exercise price of outstanding stock options or stock appreciation rights or otherwise effect a repricing of such awards through cancellation and re-grant or cancellation in exchange for cash or other awards.

U.S. Federal Income Tax Consequences of Options under the Incentive Plan

The following is a brief summary of certain federal income tax consequences relating to stock options granted under the Incentive Plan. This summary does not purport to address all aspects of federal income taxation and does not describe state, local, or foreign tax consequences. This discussion is based upon provisions of the Internal Revenue Code of 1986 (the “Code”) and the Treasury regulations issued thereunder, and judicial and administrative interpretations under the Code and regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Options may be intended to qualify as incentive stock options under Code section 422 or may be nonqualified stock options governed by Code section 83. A participant generally will not recognize any taxable income, and we will not be entitled to a tax deduction, on the grant of an option. On exercise of a nonqualified stock option a participant generally will recognize ordinary taxable income equal to the excess of the fair market value of the acquired shares of Delaware Parent Common Stock on the exercise date over the exercise price paid for those shares. Subject to satisfying applicable reporting requirements and certain deduction limitations under section 162(m) or 280G of the Code for certain individuals (discussed below), we should be entitled to a corresponding federal income tax deduction. A participant generally will not recognize taxable income on exercise of an incentive stock option and we will not be entitled to a deduction. However, the excess of the fair market value of the acquired shares on the exercise date over the exercise price for those shares could result in alternative minimum tax liability for the participant. A participant’s disposition of shares acquired on exercise of any option will ordinarily result in capital gain or loss. However, a disposition of shares acquired on exercise of an incentive stock option less than two years after the grant date or one year after the exercise date (referred to as a “disqualifying disposition”) generally will result in ordinary taxable income equal to the excess of the fair market value of the acquired shares on the exercise date and the exercise price for those shares, with any excess of the amount received by the participant over the fair market value of the shares on the exercise date being treated as capital gain. We may be entitled to a deduction corresponding to the participant’s ordinary taxable income in the case of such a disqualifying disposition.

Million Dollar Deduction Limit and other Tax Matters

Section 162(m) of the Code generally prohibits a publicly traded company from deducting compensation of more than $1 million per person to its CEO and other “covered employees” as defined in Section 162(m). Accordingly, compensation paid to “covered employees” pursuant to awards granted under the Incentive Plan is not expected to be deductible by the Company to the extent such compensation exceeds this deduction limitation.

If an individual’s rights under the Incentive Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, the value of the accelerated rights received by the individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G, which could result in both the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights, and the loss by the Company of a compensation deduction.

Form S-8

Following the closing of the transactions contemplated by the Merger Agreement, when permitted by SEC rules, the Delaware Parent intends to file with the SEC a registration statement on Form S-8 covering the shares of Delaware Parent Common Stock issuable under the Incentive Plan.

Potential Dilution

The maximum number of shares that may be issued under the Incentive Plan represents approximately 25% of the total number of shares of Delaware Parent Common Stock that will be outstanding after closing of the transactions contemplated by the Merger Agreement.

New Plan Benefits

Because all grants and awards under the Incentive Plan will be entirely within the discretion of the plan administrator, the total benefits allocable under the Incentive Plan in the future are not determinable. Therefore, we have omitted the tabular disclosure of the benefits or amounts allocated under the Incentive Plan. No grants or awards have been made under the Incentive Plan to date and no grants or awards will be made under the Incentive Plan unless and until the Incentive Plan is approved by the shareholders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2023 with respect to the AGBA Ordinary Shares that may be issued under the AGBA Group Holding Limited Share Award Scheme.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,656,270	2.47	1,309,728
Equity compensation plans not approved by security holders	—	—	—
Total	1,656,270	2.47	1,309,728

Vote Required and Board of Directors’ Recommendation

Approval of the Incentive Plan Proposal requires a resolution passed by a simple majority of the votes of the AGBA Ordinary Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares on this proposal, unless you direct the holder how to vote, by marking your proxy card. Broker non-votes, abstentions or the failure to vote on the Incentive Plan Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal. The adoption of the Incentive Plan is contingent upon the approval of the Charter Amendment Proposal, the Merger Agreement Proposal, and the Nasdaq Proposal. If the aforementioned Proposals are not approve, the Company will abandon the Incentive Plan.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Incentive Plan Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” the Incentive Plan Proposal.

PROPOSAL 8: THE ELECTION OF DIRECTORS PROPOSAL

Election of Directors

Mr. Robert E. Diamond, Jr., Mr. Ng Wing Fai, Mr. Brian Chan, Mr. Thomas Ng and Mr. Felix Yun Pun Wong currently serve as members of our Board of Directors. Pursuant to the Merger Agreement, at the Merger Effective Time, the directors of Delaware Parent shall include the persons described in the next sentence, and such appointed directors shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with, and subject to, the Proposed Delaware Parent Organizational Documents. AGBA is proposing the approval by ordinary resolution of (i) the re-election of Mr. Robert E. Diamond, Jr., Mr. Ng Wing Fai, Mr. Brian Chan, Mr. Thomas Ng and Mr. Felix Yun Pun Wong; and (ii) the election of James McCann and Mr. Bobby Sarnevesht. If all nominees are duly elected under this proposal, they will take office immediately following the Closing of the Merger and will constitute all the members of the Board of Delaware Parent.

There are no family relationships among any of the Company’s directors and executive officers.

According to Proposed Delaware Parent Organizational Documents, the directors will hold office until such director’s earlier death, resignation or removal.

Subject to other provisions in the Delaware Parent Certificate of Incorporation, the number of directors that constitutes the entire Board of Delaware Parent can be changed from time to time by resolution of the Board of Directors or of the stockholders. Directors need not be residents of the State of Delaware nor stockholders of the corporation. The directors shall be elected at the annual meeting of the stockholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. According to the Delaware Parent Bylaws, vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.

The Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the record date and is based in part on information furnished by the nominees and in part from the Company’s and Triller’s records.

Information about Directors and Nominees

Immediately following the Closing of the Merger, assuming the election of the nominees set forth in this section, the members of the Board of Delaware Parent will be as follows:

Name	Age	Position
Mr. Robert E. Diamond, Jr.	72	Chairman and Director
Mr. Ng Wing Fai	56	Vice Chairman and Director
Mr. Bobby Sarnevesht	49	Director
James McCann	73	Independent Director
Mr. Brian Chan	57	Independent Director
Mr. Thomas Ng	68	Independent Director
Mr. Felix Yun Pun Wong	58	Independent Director

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the director nominees, see the section entitled “Delaware Parent’s Directors and Executive Officers after the Merger” beginning on page 256 of this proxy statement.

Vote Required and Board of Directors’ Recommendation

Approval of the Election of Directors Proposal requires a resolution passed by a simple majority of the votes of the AGBA Ordinary Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting. If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares on this proposal, unless you direct the holder how to vote, by marking your proxy card. Broker non-votes, abstentions or the failure to vote on the Election of Directors Proposal will not count as a vote cast at the Extraordinary General Meeting and will have no effect on the outcome of the vote on any proposal. The election of directors is contingent upon the approval of the Charter Amendment Proposal, the Merger Agreement Proposal, and the Nasdaq Proposal. If the aforementioned Proposals are not approve, the Company will not elect new directors.

Based on the shareholding of the Company as of the date of this proxy statement and the number of AGBA Ordinary Shares expected to be issued and outstanding and entitled to vote as of the close of business on August 26, 2024, the record date for voting AGBA Ordinary Shares at the Extraordinary General Meeting, assuming all AGBA shareholders who have signed the AGBA Shareholder Support Agreement comply with their voting undertakings thereunder, a quorum will be present at the Extraordinary General Meeting and sufficient votes will be cast to approve each of the Proposals presented at the Extraordinary General Meeting, including this Election of Directors Proposal, without any further vote of any other shareholder being required.

The Board recommends a vote “FOR” election of each of the director nominees to the Board.

PROPOSAL 9: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will authorize the chairman of the Extraordinary General Meeting (who has agreed to act accordingly) to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies, or as he/she deems necessary.

Vote Required and Board of Directors’ Recommendation

If a resolution is passed by a simple majority of the votes of the Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary General Meeting for the adjournment proposal, the chairman of the Extraordinary General Meeting will exercise his or her power to adjourn the meeting as set out above.

Recommendation

The Company’s Board of Directors recommends that you vote “FOR” the Adjournment Proposal.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Domestication to U.S. Holders (defined below) of common stock and public warrants (the “AGBA securities”), (ii) of the Merger to U.S. Holders of the Stockholder Interests (the “Triller securities”), and (iii) of the ownership and disposition of Delaware Parent Common Stock (the “Delaware Parent securities”) received in the Merger to U.S. Holders and Non-U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Merger or as a result of the ownership and disposition of Delaware Parent securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of AGBA securities, Triller securities or Delaware Parent securities.

Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Merger or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to holders that hold AGBA securities or Triller securities and, after the completion of the Merger, Delaware Parent securities, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received common stock or Triller Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding common stock or Triller Common Stock, or, after the Merger, the issued Delaware Parent Common Stock (excluding treasury shares);

•        holders holding AGBA securities or Triller securities, or, after the Merger, Delaware Parent securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•        controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•        the officers or directors of the Company or AGBA.

As used in this proxy statement, the term “U.S. Holder” means a beneficial owner of AGBA securities or Triller securities, and, after the Merger, Delaware Parent securities received in the Merger, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of AGBA securities or Triller securities, and, after the Merger, Delaware Parent securities received in the Merger, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds AGBA securities or Triller securities, and, after the completion of the Merger, Delaware Parent securities received in the Merger, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Merger and the subsequent ownership and disposition of Delaware Parent securities received in the Merger.

Because AGBA Units will be separated into their component parts immediately prior to the consummation of the Merger, a beneficial owner of a AGBA Unit should be treated as the owner of the underlying component AGBA securities for U.S. federal income tax purposes. The discussion below with respect to AGBA securities should also apply to holders of AGBA Units (as the deemed owner of the underlying component AGBA securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION, ACQUISITION MERGER, AND OWNERSHIP AND DISPOSITION OF DELAWARE PARENT SECURITIES. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF AGBA SECURITIES, TRILLER SECURITIES OR DELAWARE PARENT SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF AGBA SECURITIES OR TRILLER SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF DELAWARE PARENT SECURITIES AFTER THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities

If the Domestication Qualifies as a Reorganization

General U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Domestication to U.S. Holders will depend primarily on whether the Domestication qualifies as a reorganization within the meaning of Section 368 of the Code (a “Reorganization”). The Domestication should qualify as a Reorganization. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a reincorporation merger of a corporation holding only investment-type assets such as AGBA, the qualification of the Domestication as a Reorganization is not entirely clear. U.S. Holders should be aware that AGBA has not requested and, following the Domestication, Delaware Parent does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

If the Domestication qualifies as a Reorganization and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” and the discussion below regarding the effect of Section 367 of the Code, a U.S. Holder that exchanges its AGBA securities pursuant to the Domestication should not recognize gain or loss on the exchange of AGBA securities for Delaware Parent securities. The aggregate adjusted tax basis of a U.S. Holder in the Delaware Parent Common Stock received as a result of the Domestication should equal the aggregate adjusted tax basis of the common stock surrendered in the exchange, and the aggregate adjusted tax basis in the Delaware Parent Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the public warrants surrendered in the exchange, in each case increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for the Delaware Parent securities received in the exchange should include the holding period for the AGBA securities surrendered in the exchange.

Effect of Section 367 of the Code to U.S. Holders of Common Stock

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a Reorganization. When it applies, Section 367 imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) generally will apply to U.S. Holders that exchange common stock (but not the public warrants) for Delaware Parent Common Stock as part of the Domestication.

A.     U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of AGBA

A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of AGBA stock entitled to vote or (ii) ten percent (10%) or more of the total value of shares of all classes of AGBA stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the common stock it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of AGBA securities entitled to vote or 10% or more of the total value of shares of all classes of AGBA securities for U.S. federal income tax purposes, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s earnings and profits amount with respect to its common stock is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the common stock (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such common stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its common stock as a result of the Domestication. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. See “— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder (as defined below) under the proposed Treasury regulations under Section 1291(f) of the Code.

B.      U.S. Holders Who Own Less Than 10 Percent of the Voting Power and Value of AGBA

A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) common stock with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of AGBA stock entitled to vote and (ii) ten percent (10%) of the total value of shares of all classes of AGBA stock must either recognize gain with respect to the Domestication or, in the alternative, elect to recognize the “all earnings and profits” amount, in each case as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to Delaware Parent Common Stock received in exchange for its common stock pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of such Delaware Parent Common Stock received over the U.S. Holder’s adjusted tax basis in the common stock surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the common stock for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the earnings and profits amount attributable to its common stock under Section 367(b). There are, however, strict conditions for making this election, as enumerated in the Treasury regulations.

U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election. See “— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder (as defined below) under the proposed Treasury regulations under Section 1291(f) of the Code.

A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly or constructively) common stock with a fair market value of less than $50,000 would not be required to recognize any gain or loss or include any part of the earnings and profits amount in income under Section 367(b) of the Code in connection with the Domestication, for federal income tax purposes.

If the Domestication Does Not Qualify as a Reorganization

If the Domestication fails to qualify as a Reorganization, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its AGBA securities for Delaware Parent securities in the Domestication will recognize gain or loss equal to the difference between (i) fair market value of the Delaware Parent securities received and (ii) the U.S. Holder’s adjusted tax basis in the AGBA securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the Delaware Parent securities received will be the fair market value of the Delaware Parent securities on the date of the Domestication. The U.S. Holder’s holding period for the Delaware Parent securities received pursuant to the Domestication will begin on the day after the date of the Domestication.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the AGBA securities exceeds one year at the time of the Domestication. Long-term capital gains recognized by non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of AGBA securities for Delaware Parent securities pursuant to the Domestication, the qualification of the Domestication as a Reorganization, and the application of Section 367(b) to the Domestication.

Passive Foreign Investment Company Status

Even if the Domestication qualifies as a Reorganization, the Domestication may be a taxable event to U.S. Holders of AGBA securities under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies. Because AGBA is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a tentative review of its financial statements, AGBA believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2023, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the fair market value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for these purposes its pro rata share of the gross income and assets of any corporation (and, if certain proposed Treasury Regulations are applied, partnerships) in which it is considered to own at least 25% of the interest, by value). The determination of whether a foreign corporation is a PFIC is made annually.

If AGBA is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of AGBA securities and, in the case of common stock, the U.S. Holder did not make either (a) a timely qualified election fund (“QEF”) election under Section 1295 of the Code for AGBA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:

•        any gain recognized by the U.S. Holder on the sale or other disposition of AGBA securities; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common stock).

Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the AGBA securities;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of AGBA’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if AGBA is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its common stock by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of AGBA’s net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which AGBA’s taxable year ends.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of AGBA securities will depend on whether the U.S. Holder has made a timely and effective election to treat AGBA as a QEF, for AGBA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, or if the U.S. Holder made an effective QEF election along with a “purging election,” as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to AGBA is contingent upon, among other things, the provision by AGBA of certain information that would enable the U.S. Holder to make and maintain a QEF election. If AGBA determines it is a PFIC for any taxable year, it will endeavor to provide to a U.S. Holder upon request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that AGBA will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. A U.S. Holder of a PFIC that made a timely and effective QEF election for AGBA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that did not make a timely and effective QEF election for AGBA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, or that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non-Electing Shareholder.”

As indicated above, if a U.S. Holder of common stock has not made a timely and effective QEF election with respect to AGBA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its common stock for their fair market value on the “qualification date.” The qualification date is the first day of AGBA’s tax year in which AGBA qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held common stock on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its common stock by the amount of the gain recognized and will also have a new holding period in the common stock for purposes of the PFIC rules.

A U.S. Holder may not make a QEF election with respect to its public warrant. As a result, if a U.S. Holder of public warrants sells or otherwise disposes of such rights (including for this purpose exchanging the public warrants for Delaware Parent Warrants in the Domestication), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if AGBA were a PFIC at any time during the period the U.S. Holder held the public warrants.

U.S. Holders that hold (or are deemed to hold) stock of a foreign corporation that qualifies as a PFIC may instead elect to annually mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the SEC or certain foreign exchanges or markets of which the IRS has approved (a “mark-to-market election”). The Nasdaq Stock Market currently is considered to be an exchange that would allow a U.S. Holder to make a mark-to-market election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their common stock under their particular circumstances.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury regulations under Section 1291(f), (the “Proposed Regulations”) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a Non-Electing Shareholder with respect to its exchange of AGBA securities for Delaware Parent securities in the Domestication if AGBA were classified as a PFIC at any time during such U.S. Holder’s holding period in AGBA securities. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above under “— Definition and General Taxation of a PFIC.” In addition, the Proposed Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See “— U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities — Effect of Section 367 of the Code to U.S. Holders of Common Stock.” The Proposed Regulations should not apply to an Electing Shareholder with respect to its common stock for which a timely QEF election, a QEF election along with a purging election, or mark-to-market election is made.

An Electing Shareholder may, however, be subject to the rules discussed below under the section entitled “— U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of AGBA Securities — Effect of Section 367 of the Code to U.S. Holders of Common Stock.” In addition, as discussed above, since a QEF election cannot be made with respect to public warrants, the Proposed Regulations should apply to cause gain recognition under the PFIC rules on the exchange of public warrants for Delaware Parent Warrants pursuant to the Domestication. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of AGBA securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Triller Securities

It is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code (the “Tax Treatment”). For the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Triller Stockholders must exchange in the Merger, for Delaware Parent Common Stock, an amount of Triller securities that constitutes “control” of Triller (within the meaning of Section 368(c) of the Code). “Control” for purposes of Section 368 (and Section 351) of the Code is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each other class of stock of the corporation. In addition to or in lieu of the Merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, for the Merger to qualify as a transaction governed by Section 351 of the Code, Triller Stockholders, together with other relevant shareholders of Delaware Parent, must be in “control” (within the meaning of Section 368(c) of the Code, as described above) of Delaware Parent immediately after the consummation of the Merger. However, due to various factors that cannot be determined with reasonable certainty until immediately prior to the closing, no assurances can be given that the “control” requirement for Section 351(a) treatment will be satisfied immediately after the consummation of the Merger.

Assuming the Merger qualifies for the Tax Treatment, a U.S. Holder that exchanges Triller securities for shares of Delaware Parent Common Stock pursuant to the Merger would not recognize gain or loss for U.S. federal income tax purposes. A U.S. Holder’s aggregate tax basis in the shares of Delaware Parent Common Stock received pursuant to the Merger should equal the U.S. Holder’s aggregate adjusted tax basis in the Triller securities exchanged therefor. The holding period of the shares of Delaware Parent Common Stock received by a U.S. Holder pursuant to the Merger should include the holding period of the U.S. Holder’s Triller securities exchanged therefor. If a U.S. Holder has acquired different blocks of Triller securities at different times or at different prices, then such U.S. Holder’s tax basis and holding period in shares of Delaware Parent Common Stock received pursuant to the Merger generally will be determined with reference to each block of Triller securities. Each U.S. Holder should consult its own tax advisor as to the allocation of its tax basis among the shares of Delaware Parent Common Stock received pursuant to the Merger.

A U.S. Holder who exchanges Triller securities for shares of Delaware Parent Common Stock pursuant to the Merger will generally be required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees upon request. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of the Merger. Additionally, each U.S. Holder that is a “significant holder” of Triller securities may be required to file with such U.S. Holder’s U.S. federal income tax return for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger. A “significant holder” of Triller securities is (i) a holder of Triller securities, that, immediately before the Merger, owned at least one percent (by vote or value)

of the outstanding Triller securities or (ii) a holder of Triller securities, that, immediately before the Merger, owned securities in Triller with a tax basis of $1 million or more. Each U.S. Holder should consult its own tax advisor as to any information requirements.

If the Merger does not qualify for the Tax Treatment, then a U.S. Holder of Triller securities would recognize gain or loss upon the exchange of the holder’s Triller securities for shares of Delaware Parent Common Stock equal to the difference between the fair market value of the total consideration received in the Merger and such U.S. Holder’s tax basis in the Triller securities surrendered in the Merger. Generally, such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period in Triller securities surrendered in the Merger is more than one year at the time of the Merger. U.S. Holders who acquired different blocks of Triller securities at different times for different prices must calculate their gains, losses and holding periods separately for each identifiable block of such stock exchanged in the Merger. In addition, the U.S. Holder’s aggregate tax basis in the shares of Delaware Parent Common Stock received in the Merger would equal their fair market value at the time of the Closing, and the U.S. Holder’s holding period of such shares of Delaware Parent Common Stock would commence the day after the Closing.

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Merger under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Delaware Parent Common Stock

Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of Delaware Parent Common Stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Delaware Parent’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Delaware Parent Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Delaware Parent Common Stock and will be treated as described below under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Delaware Parent Securities”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Delaware Parent Securities

Upon a sale or other taxable disposition of Delaware Parent securities, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Delaware Parent Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Delaware Parent securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Delaware Parent securities so disposed of. See the section entitled “Tax Effects of the Domestication to U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its Delaware Parent securities following the Domestication.

Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of Delaware Parent securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Delaware Parent Common Stock

Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of Delaware Parent stock or rights to acquire Delaware Parent stock) made to a Non-U.S. Holder of shares of Delaware Parent Common Stock, to the extent paid out of Delaware Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Delaware Parent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Delaware Parent Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Delaware Parent Common Stock, which will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of Delaware Parent securities” below.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Sale, Taxable Exchange or Other Taxable Disposition of Delaware Parent securities

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its Delaware Parent Common Stock, unless:

(i)     the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);

(ii)    such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

(iii)   Delaware Parent is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable Delaware Parent Security being disposed of, except, in the case where shares of Delaware Parent Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), or the Non-U.S. Holder is disposing of Delaware Parent Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of Delaware Parent Common Stock at all times within the shorter of the five-year period preceding such disposition of Delaware Parent Common Stock or such Non-U.S. Holder’s holding period for such Delaware Parent Common Stock. There can be no assurance that Delaware Parent Common Stock are or have been treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to Delaware Parent Common Stock. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, Delaware Parent may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. Based on the nature of the business and activities of Triller, it generally is not expected that Delaware Parent would be a United States real property holding corporation after the Domestication or immediately after the Merger is completed. However, neither AGBA nor Triller has undertaken a formal analysis of Delaware Parent’s possible status as a United States real property holding corporation. In addition, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether Delaware Parent would be treated as a United States real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its Delaware Parent securities.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of Delaware Parent securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on Delaware Parent securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of Delaware Parent securities.

DESCRIPTION OF AGBA’S BUSINESS

Unless the context otherwise requires all references in this section to “AGBA,” the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries.

Overview

AGBA Group Holding Limited, together with its wholly-owned subsidiaries is a leading wealth management and healthcare institution based in Hong Kong servicing over 400,000 individual and corporate customers.

We currently operate in four market-leading businesses: our Platform Business, Distribution Business, Healthcare Business, and Fintech Business.

Since 2019, we have implemented a strategy to expand and upgrade our long-standing broker-dealer business into a platform business and a distribution business. Today, we offer unique product and service offerings:

•        B2B: tech-enabled broker management platform for advisors (“Platform Business”); and

•        B2C: market leading portfolio of wealth and health products (“Distribution Business”).

We also have a market leadership in our healthcare business through our 4% stake in and a strategic partnership with HCMPS. It is one of the most reputed healthcare brands in Hong Kong. It has four self-operated medical centers and a network of over 700 healthcare service providers.

Finally, we are an established operator and successful investor in the FinTech industry. We have carefully built out investment positions in FinTech, WealthTech and HealthTech businesses, applying lessons learned from our own distribution, platform and healthcare businesses.

History

On November 14, 2022, AGBA Acquisition Limited, or AAL, a British Virgin Islands’ corporation and a special purpose acquisition company, consummated a series of transactions contemplated by a business combination agreement (the “Business Combination Agreement”).

Upon the closing of the business combination contemplated under the Business Combination Agreement (the “Initial Business Combination”): (i) AAL became, through an acquisition merger, the 100% owner of the issued and outstanding securities of each of TAG International Limited, TAG Asia Capital Holdings Limited, and their collective subsidiaries; (ii) the governing documents of AAL were amended and restated, becoming the Fifth Amended and Restated Memorandum and Articles of Association; (iii) the number of AAL’s authorized ordinary shares was increased from 100 million to 200 million, and (iv) AAL’s name changed from “AGBA Acquisition Limited” to “AGBA Group Holding Limited” which is our current name and which we also refer to, post-Initial Business Combination, as “AGBA” or the “Group.”

On December 28, 2023, AGBA held its 2023 annual meeting of shareholders. Shareholders approved the increase of the number of authorized ordinary shares of the Company from 200,000,000 to 1,000,000,000 ordinary shares by adopting an amendment (the “Amendment”) to the fifth amended and restated memorandum and articles of association. On December 28, 2023, the Company filed the Amendment with the British Virgin Islands Registrar of Corporate Affairs.

Current Operation

We currently operate and comprise of four major businesses:

1.      Platform Business:    we operate as a “financial supermarket” offering over 1,800 financial products to a large universe of retail and corporate customers.

2.      Distribution Business:    our powerful financial advisor business is the largest in the market, it engages in the personal financial advisory business (including advising and sales of a full range of financial services products including long-term life insurance, savings and mortgages), with additional internal and external channels being developed and added.

3.      Healthcare Business:    through our 4% stake in and a strategic partnership with HCMPS, operating as one of the largest healthcare management organizations in the Hong Kong and Macau region, with over 800 doctors in its network. Established in 1979, it is one of the most reputed healthcare brands in Hong Kong.

4.      Fintech Business:    we have an ensemble of leading FinTech assets and businesses in Europe and Hong Kong. In addition to financial gains, we also derive substantial knowledge transfers from our investee companies, supporting our development and growth of new business models.

Platform Business

The Platform Business is a one-stop financial supermarket with a breadth of products and services, sourced from leading global product providers, that is unrivaled in Hong Kong.

We operate under the “OnePlatform” brand, offering a full-service platform to banks, other financial institutions, family offices, brokers, and individual independent financial advisors to advise and serve their retail clients. Our technology-enabled platform offers a wide range of financial products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, money lending and real estate agency.

Our OnePlatform brand covers 90 insurance providers selling 1,152 products, and 53 asset management fund houses with over 1,137 products.

Distribution Business

The Distribution Business currently operates as a licensed insurance broker and a registered MPF intermediary in Hong Kong, providing financial planning and wealth management services to institutional and individual customers with its team of over 1,500 independent financial advisors. The Distribution Business is regulated by the Hong Kong Insurance Authority and the Mandatory Provident Fund Schemes Authority.

The Distribution Business’s main sources of income are sales commission and service fee income from its infrastructure support platform. It recognizes commission income from the insurance providers based on the sale of insurance products at predetermined insurance premium rates according to the types of products sold.

The financial advisors, organized under two brands of “AGBA focus” and “AGBA perform”, are the primary distribution channels for the Distribution Business. These channels are positioned to match individuals’ financial needs with an appropriate choice of insurance products. They target to bring additional revenue for the Distribution Business by serving as a “matching platform” between insurance companies and consumers. Marketing activities of the Distribution Business include sales campaigns and invitations to corporate events, at which new customers are mainly solicited through direct conversation or meetings between financial advisors and retail customers.

As of December 31, 2023, we currently work with 1,231 independent financial advisors.

Healthcare Business

We own a 4% minority shareholding in HCMPS Healthcare Holdings Limited (“HCMPS”), one of the leading healthcare management organizations in Hong Kong. The Company, through one of its subsidiaries, holds 4% stake in and a strategic partnership with HCMPS.

Founded in 1979 and currently operating under the Dr. Jones Fok & Associates Medical Scheme Management Limited (“JFA”) brand, JFA is one of the most reputed healthcare brands in Hong Kong. It has two self-operated medical centers and a network of over 700 healthcare service providers — providing healthcare schemes for more than 280 corporate clients with over 300,000 scheme members. JFA’s clients include blue chip companies from various industry and leading insurers. Apart from Hong Kong, JFA is the largest operator in Macau with around 85 clinics.

JFA has a long-standing track record of operating as a low-cost, high efficiency operation. It offers vast untapped opportunities for the Group, both in revenue growth and cross-selling.

FinTech Business

Fintech Investments

Fintech manages an ensemble of financial technology (fintech) investments and operates through its subsidiaries TAG Technologies Limited, AGBA Group Limited (formerly known as Tandem Money Hong Kong Limited), and Tandem Fintech Limited, a health and wealth management platform with a broad spectrum of services and value-added information in health, insurance, investments and social sharing.

The portfolio companies in which Fintech has invested remain growth stage businesses with modest revenues, and none has yet reached the operational breakeven point. Therefore, the business case for all these companies relies on transformations in scale, product offering, and/or geographic scope to drive future value creation. Fintech intends to maximize the strategic fit between these portfolio companies and the companies forming part of the OnePlatform brand to drive additional value capture.

Fintech’s management team has strived to establish the business as a leading name in the fintech investment sector.

Fintech’s business aims to create value on three fronts:

1.      Building long-term fintech franchises in Hong Kong using business models, operations, and technologies tested in more mature markets;

2.      Supporting and capturing synergies with OnePlatform and its other business segments; and

3.      Realizing financial returns from its fintech investments.

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AGBA” for a summary of the current valuations of Fintech’s stakes in the fintech portfolio companies.

1) Tandem

Tandem Money Limited (“Tandem”) is a UK based “challenger” bank which focuses on lending growth with high risk-adjusted yields. It operates a “digital deposit” strategy to continue funding its growth, which is known as a “neobank” strategy. Founded in 2013, Tandem provides an app-based retail bank service for its customers. Through its app, customers can access retail banking services comprising deposits, mortgages, loans and credit cards. Tandem also leverages digital wealth management to cross-sell and offers value-added services such as cash management across bank accounts, savings, debt management, and financial planning.

Background to the Investment in Tandem

TAG Technologies Limited (“TAG Technologies”) first invested in 2018 with Tandem still positioned as a neobank focused on digital and analytics to generate user and deposit growth. The initial investment was by way of a subscription agreement with Tandem, pursuant to which TAG Technologies agreed to subscribe for and Tandem agreed to issue 11,259,740 ordinary B shares in Tandem for a consideration of £15 million. The consideration was determined by the parties after arm’s length negotiations taking into account (i) the unaudited consolidated net asset value of Tandem as at September 30, 2018, which was approximately £55.7 million, and (ii) the potential in the future business development of Tandem.

We believed that Tandem’s strategy in 2020 was predicated on a clear asset pivot to grow consumer loans in attractive categories such as home improvement and specialty mortgages. In April 2020, TAG Technologies entered into a further subscription agreement with Tandem, pursuant to which TAG Technologies agreed to subscribe for and Tandem agreed to issue 49,476,049 ordinary B shares in Tandem for a consideration of £10 million. The consideration was determined by the parties after arm’s length negotiations taking into account (i) the unaudited consolidated net asset value of Tandem as of October 31, 2019, which was approximately £44.9 million, and (ii) the potential in Tandem’s future business development.

In June and August 2021, TAG Technologies purchased an additional aggregate of 14,000,000 ordinary B shares of Tandem at the price of £0.15 per share, for cash consideration of approximately US$2.9 million (equivalent to approximately £2.1 million). We currently own 4.50% equity interest in Tandem.

Share Purchase and Knowledge Transfer Agreement

In connection with the April 2020 investment, Tandem, AGBA Group and TAG Technologies entered into a Share Purchase and Knowledge Transfer Agreement pursuant to which, among other things, TAG Technologies purchased the entire issued share capital of AGBA Group, and Tandem undertook to provide certain knowledge transfer services to TAG Technologies and its affiliates. Pursuant to the Share Purchase and Knowledge Transfer Agreement, Tandem also granted a license in certain Tandem proprietary software and other licensed materials to be made available to TAG Technologies and its affiliates during the “knowledge transfer period”, which ends on the earlier of the date six months after Tandem completes a migration of its systems to a new platform, and April 2, 2023. For as long as TAG Technologies is a shareholder of Tandem, each member of AGBA is granted a license to use the name “Tandem” and any registered logo or trademark used by Tandem for a period of five years.

Through this investment we gained access to certain of Tandem’s technology and digital platform assets and knowledge transfer. These assets provide significant costs savings for system developments such as data platforms and the core banking platform, driven by the ability to leverage Tandem’s assets and “test and learn” experience to accelerate development of the Fintech business.

Tandem’s Potential Growth

With the increasing use of online platforms in the financial sector, our management believed that Tandem, with its technology know-how in the consumer finance industry, has significant market potential to become a leading online retail bank for the mass market. The investment in Tandem is also part of our wider strategy to launch digital services in Hong Kong and elsewhere, and Tandem is expected to be a key technology partner.

2) CurrencyFair

CurrencyFair is an online peer-to-peer currency exchange marketplace. TAG Technologies first invested into CurrencyFair in 2018, through an investment of approximately €6,000,000 and the merger of the Group’s then existing payments business with CurrencyFair. Since then, CurrencyFair has continued to grow its consumer money transfer business focused on white-collar expat customers transferring money between selected European and Australian corridors. CurrencyFair is now a global money transfer member organization that has exchanged more than €10 billion, with offices located in Ireland, UK, Singapore, Hong Kong and Australia. We believe that CurrencyFair’s scaling plan relies on expanding its consumer-to-consumer (C2C) business to new US and Asia corridors, while acquiring small and medium enterprise (SME) customers directly and through an enterprise sales model handling primarily Chinese merchant payments for cross-border e-commerce marketplaces. Revenue growth depends on how successfully CurrencyFair scales transfer volumes in new C2C corridors and new SME businesses based on proposition development and customer acquisition execution.

We intend to work closely with CurrencyFair as it builds out its Asian franchise, and intends to offer CurrencyFair’s unique currency marketplace to our customers in Hong Kong as well as introducing enhanced Asian currency services to CurrencyFair’s international customers. We intend for CurrencyFair’s domain expertise, technology, and operational experience to be leveraged as part of a wider strategy to improve our services to assist customers to manage their finances.

In 2021, CurrencyFair merged with Australia-based Assembly Payments Limited, whose platform automates complex payment workflows. Following the merger, the business re-branded to “Zai”, with CurrencyFair as Zai’s consumer brand.

On March 18, 2022, we entered into a sale and purchase agreement with the shareholder to acquire 4,158,963 shares of CurrencyFair for a cash consideration of US$7.84 million. The transaction closed in April 2022, resulting in the ownership of 8.37% equity interest in CurrencyFair.

3) Goxip

Goxip is a fashion media platform based in Hong Kong with over one million high-end fashion shoppers. Its digital marketing arm matches key opinion leaders (KOLs) with marketers and brands for lead generation, launching and monetizing marketing campaigns. We currently own a 3.63% equity interest in Goxip.

4) HCMPS Healthcare Holdings Limited

HCMPS is a healthcare management organization based in Hong Kong. Founded in 1979, it has over 800 network service branches providing healthcare schemes for more than 500 corporate clients with over 280,000 scheme members. HCMPS offers its patients a full range of medical services, including general services, specialist services, physiotherapy, Chinese medicine, dental, vaccination, X-ray, laboratories, and imaging services. We currently own a 4.00% equity interest in HCMPS.

5) LC Healthcare Fund I, L.P.

LC Healthcare Fund I, L.P. (the “Fund”) is an exempted Limited Partnership registered in the Cayman Islands on June 30, 2015. The life of the Fund is ten years from June 28, 2016 (i.e. the final closing day). The objective of the Fund is primarily to make equity and equity-related investments in portfolio companies based in or focused on PRC and/or which provided products or services to the Chinese market mainly in healthcare sector, including pharmaceuticals, medical equipment, healthcare services (including hospitals), internet and mobile technology related to healthcare, and healthcare related to information technology and mobile technology. As of December 31, 2023, the Fund has invested in a total of fifteen (15) listed and unlisted companies. We owned 4.00% equity interest in the Fund.

Subsequently in February 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in the Fund for a consideration of $2.15 million.

Competitive landscape

Competition in the markets in which we operate is intense. We compete for clients, customers, and personnel directly with other financial advisory firms, securities firms, and other businesses that offer financial services, such as banks and insurance companies.

Although our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources, our management believes that our competitive advantages are its full suite of financial products covering insurance, investments and credit, coupled with a captive customer base and well-established infrastructures, including operational capabilities and technology. As a result, our management believes that it can respond more quickly and effectively to new or changing opportunities, technologies or customer requirements, and adapt to significant changes in regulatory and industry environments.

Currently, our principal methods to maintain the competitive advantage of its businesses are by (i) relying on its highly knowledgeable and professional personnel and its large distribution channel of independent financial advisors, (ii) leveraging extensive cross-selling opportunities across its business units, (iii) investing in its platforms and infrastructure to keep up to date with the latest technology, and (iv) exploring and implementing solutions on the cutting edge of financial technologies. Despite the high level of market competition and the rapidly changing industry dynamics, our management believes that the significant accumulated experience of its executive management as well as its understanding of market preferences and conditions will enable us to compete effectively.

We believe that platform business models facilitate global reach and economic efficiencies, and that leading global platform players build integrated capabilities outside their core business activities and across industry borders, to cross-sell their products and services and satisfy customers’ multiple product needs.

We have developed infrastructures in (1) product intelligence, (2) transaction operations and (3) technology support, which initially supported the Group’s independent financial advisors business. Leveraging on the know-how and existing resources of the Group, OnePlatform deployed and further developed this infrastructure at a low incremental cost to offer technology infrastructure solutions to a wider array of corporate customers in Hong Kong, thus aiming to drive revenue, cash flow and profits. In addition to these three core infrastructures, OnePlatform provides training and people development modules. OnePlatform also intends to offer regular market and regulatory updates to its clients and investors, such as targeted client seminars and investor education sessions.

OnePlatform primarily targets corporate clients and charges them service fees based on the scope of infrastructure support provided. OnePlatform intends to pilot a few support modules with business partners to build the business cases for future business expansion and marketing. The pricing model will be on pay-per-use basis, such as “platform as a service”.

Strategic Growth Plans of AGBA

Overall Market Opportunities in the Greater Bay Area

The Greater Bay Area (“GBA”) comprises the major urban centers of Guangdong, Hong Kong, and Macau and is one of the world’s largest financial services markets, with an overall economy size of RMB 13 trillion (US$1.8 trillion) in 2022. The GBA is an area of vast scale and wealth, with the following defining characteristics according to various research:

•        Largest GDP in China, comprising 11% of China’s total economy;

•        US$2.08 trillion economy, compared with US$2.08 trillion for Tokyo and US$2.053 trillion for New York;

•        Per capita GDP of US$22,585; and

•        Population of 86 million, compared with 37 million in Tokyo and 19.7 million in the New York Metropolitan Area.

According to data from Hong Kong Trade Development Council relating to Financial Services Industry and Constitutional and Mainland Affairs Bureau,

•        Hong Kong is an international financial center and the financial services sector remains one of its most important economic pillars, accounting for 23.4% of the city’s GDP in 2022;

•        Hong Kong was ranked fourth in the Global Financial Centres Index (GFCI) released by Z/Yen Group and the China Development Institute in September 2023. The GFCI has consistently ranked Hong Kong as one of the top international financial centers in Asia;

•        there were 2,603 companies listed on the Hong Kong Exchange (HKEx), with a total market capitalization of about US$4.1 trillion (HK$32 trillion) at the end of September 2023 that Hong Kong’s stock market was the 4th largest in Asia and the 7th largest in the world in terms of market capitalization;

•        Hong Kong is one of the world’s most active markets for initial public offerings (IPO), with 90 listings raising HK$104.6 billion raised in 2022;

•        As of June 2023, more than 1,400 Mainland enterprises are listed in Hong Kong with a combined market value of over US$3 trillion, or over 70% of the total market capitalization in Hong Kong;

•        Hong Kong is the largest offshore RMB clearing center. In the first half of 2023, 73% of global offshore RMB settlements are processed in Hong Kong;

•        According to the statistics of Society for Worldwide Interbank Financial Telecommunication (SWIFT), Hong Kong handled about 75% of the world’s offshore RMB transactions in 2022;

•        The average daily turnover of Hong Kong’s RMB Real-Time Gross Settlement System was over RMB1.6 trillion in 2022, increased by about 9% over 2021, reflecting a continuous increase in RMB financial activities supported by Hong Kong’s RMB financial infrastructure;

•        The “HKD-RMB Dual Counter Model” was officially launched in the securities market on 19 June 2023. Investors can trade securities of the same issuer in both HKD and RMB, and transact across HKD and RMB counters, further promoting the issuance and trading of RMB-denominated securities;

On September 4, 2023, the Standard reported that there were 3.16 million high-net-worth individuals (each with more than RMB10 million (HK$10.8 million)) in investable assets in China, wielding a total of RMB101 trillion liquid assets in 2022, according to a report by China Merchants Bank. Nearly 90% of them maintained a moderate or low-risk appetite in light of the pandemic and the sluggish stock market in 2022, with almost 60% allocating their assets to cash and fixed-income products. The proportion of people willing to increase their exposure to high-yield and high-risk investments in the coming two years is on the rise, with some tending to put their money in alternative investments like gold, and to expand investment in private equities while trimming that in real estate sector.

The average age of the wealthy population is getting younger, almost half of the rich individuals being under 40, up by 7% from 2021. The report forecasted the number of high-net-worth individuals will grow at an average compound growth rate of 11% in 2023 and 2024, compared to 10% between 2020-2022 and 15% in 2018-2020.

Liquid assets held by all individuals across the country may grow at a compound annual growth rate (“CAGR”) of up to 9% in 2023 and 2024 and the total sum is expected to reach RMB 300 trillion by 2024. At RMB 101 trillion, high-net-worth people owned more than 36% of the nation’s investable assets at the individual level in 2022.

Cross-Border Wealth Management Connect

On June 29, 2020, the People’s Bank of China, the Hong Kong Monetary Authority (“HKMA”) and the Monetary Authority of Macau jointly announced the introduction of the cross-boundary wealth management connect pilot scheme (Wealth Management Connect scheme) in the GBA, which will allow residents in the GBA to invest in wealth management products distributed by banks across the region. The scheme helps promote investment diversification and facilitate capital flow within the GBA, promote RMB internationalization and strengthen Hong Kong’s status as an offshore RMB hub.

In January 2024, enhancement measures for the Cross-boundary WMC were announced to refine the eligibility criteria of Mainland investors, expand the scope of participating institutions to include eligible securities firms, expand the scope of eligible products, increase the individual investor quota and further enhance the promotion and sales arrangements.

According to the current implementation rules of the Wealth Management Connect scheme published by The People’s Bank of China, there is an aggregate investment quota of RMB150 billion in each of the “northbound Connect” and “southbound Connect” schemes, with an individual investment quota up to RMB3 million. Recognized investment products under the “Northbound Scheme” include fixed income (primarily bonds and deposits) and equity wealth management products, along with public securities investment funds with low or medium risk rating which are distributed by Mainland institutions and RMB deposit products offered by Mainland banks. Recognized investment products under the “Southbound Scheme” include funds primarily investing in Greater China equity or low- to medium-high-risk funds, along with low- to medium-risk and non-complex bonds which are distributed by Hong Kong institutions as well as RMB, HKD and foreign currency deposits offered by Hong Kong banks. The scheme is expected to facilitate a total fund flow of RMB300 billion (US$47 billion) in the sale of investment products.

The Cross-boundary WMC creates new business opportunities for the financial industries in the three places, and facilitates cross-boundary investment with more options of wealth management products provided to the GBA residents, thereby further promoting the cross-boundary circulation and use of RMB. According to the prevailing regulatory framework, the HKMA and the relevant Mainland authorities are primarily responsible for setting out the implementation arrangements for the Cross-boundary WMC between Hong Kong banks and Mainland banks. While the SFC and relevant Mainland authorities are primarily responsible for setting out the implementation arrangements for the Cross-boundary WMC between Hong Kong licensed corporations (that is, Hong Kong securities firms) and Mainland securities firms.

Future expansion plan to China

With the increasing demand of life insurance at a CAGR of 9% from 2024 to 2028 which projected by Global Data, with direct written premiums expected to increase from CNY4.0 trillion (US$597.1 billion) in 2024 to CNY5.6 trillion (US$893.2 billion) in 2028 together with the business opportunities brought by the Wealth Management Connect scheme introduced by The People’s Bank of China, and the upcoming Insurance Connect introduced by the China Insurance Regulatory Commission, China will be one of our focus areas with an increasing addressable market and opportunity set.

We leverage the Group’s two decades of experience operating in China. We are particularly well-positioned to capture the emerging opportunities. Currently, we do not have any Chinese operating companies and we do not plan to use VIEs in the future to conduct our operations. While we have no operations in China, it is and will continue to be part of our strategy to market and sell our products and services to Chinese customers located in mainland China from its Hong Kong based operating subsidiaries through partnerships or customer referrals.

After a 6-month project with a consulting firm to study our capability and competitive advantages, we identified four strategic enablers, including (1) partnership development; (2) establishing a lead management platform; (3) establishing a service center for our customers; and (4) digital marketing. Multiple collaboration models have been designed, with potential partners identified for implementation. We intend for these initiatives to drive business growth through customer acquisition and cross-selling combined with increased use of data analytics.

Strategic Enablers to Capture GBA Opportunities

China B2B Partnership for Customer Acquisition

We intend to upsell selected customers simple insurance products through our local insurance brokerage channel, by using free insurance protection products to attract customers, and then conducting customer behavioral analysis and product matching. Based on the analysis of social media interaction and digital marketing, we market our international and partnership offerings to customers who demonstrate interest and refer them to our network of financial advisors in Hong Kong for cross-selling of other financial products and investment portfolio recommendations. We intend to periodically review our referral mechanisms to ensure their continued effectiveness.

We are currently in active discussions to establish a strategic partnership with a top asset manager (the “Potential Partner”) in China to provide offshore insurance solutions to the Potential Partner’s over 20 million nation-wide customers. The Potential Partner serves both individual affluent and high-net-worth customers as well as institutions. Our management believes a strategic partnership with the Potential Partner has the potential to increase our AUM and competitiveness by expanding the types of local and overseas investment vehicles available to it and to further penetrate its existing customer database.

Service Centre for Customer and Partner Servicing

Leveraging our existing China local insurance brokerage licenses, sales teams and infrastructure, we have built a business platform to acquire mainland China customers through referrals and to establish new partnerships.

We completed the transformation our existing shared service center in 2023 to (i) provide post-sales services to mainland China customers who have purchased Hong Kong insurance products; and (ii) institutionalize our capabilities to form B2B partnerships in mainland China. We intend to build a lead management tool to recommend new and personalized insurance products to customers, which we intend to be a key priority for 2024 and beyond.

Creating an Ecosystem Empowered by Fintech

Hong Kong’s Fintech Landscape

In July 2018, the HKMA introduced the “Open API Framework” to facilitate the development and wider adoption of application programming interfaces or APIs by the banking sector. The Open API Framework functions include product information, customer acquisition, account information and transactions. The HKMA also launched the Faster Payment System in September 2018 to facilitate real-time payments and fund transfers between banks and stored value facility operators with the use of a recipient’s mobile number or email address as an account proxy. We believe that, with the on-going business integration with the GBA, Hong Kong is likely to see further liberalization in the financial services sector in the coming years, especially in relation to the use of financial technologies.

In June 2021, The Hong Kong Monetary Authority (HKMA) rolled out the “Fintech 2025” strategy for to drive Hong Kong as a financial center, with fintech as a key subsector. The Chief Executive of HKMA aims to encourage the financial sector to adopt technology comprehensively by 2025 and promote fair and efficient financial services to Hong Kong. The HKMA launched Commercial Data Interchange (CDI) in October 2022 to enhance data sharing between banks and data providers forming a seamless ecosystem for data exchange to digitize and streamline various financial processes in financial institutions. CDI includes Know-Your-Customer (KYC) procedures, credit assessment, loan approval, and risk management. In November 2022, HKMA also launched e-HKD Pilot Program. The first phrase aims to technical deep dive on performance and privacy, industry engagements on e-HKD uses cases and design choices and access to e-HKD via e-wallet app.

In August 2023, the HKMA unveiled a new Fintech Promotion Roadmap, outlining the key initiatives that it will undertake over the next 12 months to give further impetus to Fintech adoption in the financial services industry. The new Roadmap focuses on the Fintech business areas of Wealthtech, Insurtech and Greentech as well as the technology types of Artificial Intelligence (AI) and Distributed Ledger Technology (DLT).

In November 2023, the HKMA, the People’s Bank of China (PBoC) and the Monetary Authority of Macao (AMCM) jointly announced that the three authorities had signed the “Memorandum of Understanding on Deepening Fintech Innovation Supervisory Cooperation in the Guangdong-Hong Kong-Macao Greater Bay Area”. The three authorities agreed to link up, in the form of a network, the PBoC’s Fintech Innovation Regulatory Facility, the HKMA’s Fintech Supervisory Sandbox and the AMCM’s Regulatory Requirements for Innovative Fintech Trials.

The Synergy to be Realized Leveraging on Existing Infrastructure and Partners

To provide a seamless customer journey, increase customers’ stickiness and deepen their share wallet, our future strategic focus intends to create an integrated digital ecosystem by leveraging existing infrastructure, customers and partners.

We intend to realize synergies across different business units by:

•        focusing on product portfolio enhancements, including endowment insurance and investment fund savings plans;

•        leveraging the flexibility offered by different financing options, including insurance premium financing, point-of-sale consumer credit, personal credit facility or mortgage financing; and

•        using our sales teams at our financial advisory business as a large distribution channel.

Our digital platform is one of its core customer acquisition engines which we intend to further equip with functionalities including a cash management tool for customers, and a transaction platform that encompasses insurance and investment products, retail consumption, medical appointments, content marketing and social sharing.

By targeting customers’ needs at various life stages, we intend to provide a one-stop service to customers while enhancing its cross-selling business opportunities. Further collaboration will also be sought in the future with its local partners and overseas fintech investments. Fintech will continue to invest in fintech developments to improve its capabilities and attract local and global business partners.

Strategic Growth Plans From and After the Consummation of the Merger

The Merger represents the next step in AGBA and Triller’s strategic evolution. Our immediate focus is to ensure that the combined Group can scale up rapidly to take advantage of favorable market conditions, further develop monetization capabilities, as well as identifying and executing strategic acquisitions that will help us achieve our goal of becoming a global powerhouse in digital media and financial services.

Triller’s current business model is based on its four pillars, namely, the Triller App short form social video platform, Tiller One AI + SaaS solutions, Triller TV live event and sports streaming content, as well as BKFC, a leading combat sports organization. Triller leverages on content generated from Triller App, Triller TV, and BKFC that is subsequently measured and monetized through the Triller One suite of tools and distributed to a broad audience via the Triller App, which in turn attracts more Creators and users onto the platform, thus forming Triller’s core flywheel, AGBA’s financial services and fintech platform will become the fifth pillar for Triller going forward — we believe there are significant intersection points where AGBA will be able to integrate fintech functions into Triller’s four pillars, including generating financial literacy content for the Triller App. This will also broaden exposure for AGBA’s existing businesses, and open up new potential markets for expansion.

Triller App
TRILLER
Leading short-form social video platform
Triller One
Amplify.ai
julius
Cutting-edge AI + SaaS solutions
Triller TV
TRILLER TV
Long-form live events & sports streaming
BKFC
BKFC
Premier combat sports organization
Fintech
AGBA
one platform
AGBA Money
zai
TANDEM
Revenue
Sponsors & Advertisers
Platform
Fees & Commissions
Tickets, PPV, Subscriptions,

Our immediate focus following the consummation of the Merger is to scale up Triller’s business. AGBA and Triller’s management teams have significant experience and longstanding track record of building global businesses. We intend to rapidly build our talent pool and optimize our operating units in order to ensure that the combined Group is wholly-focused and well-prepared to execute our joint vision of becoming the leading technology platform in the digital media and financial services sector. In addition, we are also in the process of evaluating potential synergies between AGBA and Triller, with a particular focus on creating value for Triller’s creators and brands. We believe there are significant synergies and monetization strategies that can be unlocked at the intersection of social media and fintech. For example, we intend to explore leveraging data analytics and user insights across platforms to enable targeted and personalized financial services that would better empower customers to make informed decisions that would improve their financial well-being. Furthermore, Triller’s technology and wide user base, along with AGBA’s financial services expertise, will allow us to design and deliver engaging content that would help in community building and foster stronger relationships among our users. Aside from internal synergies, we are exploring many opportunities to partner with or acquire highly desirable and complementary businesses that have arisen due to current geopolitical and economic conditions. These will allow us to expand across verticals into new business sectors, as well as deepen our R&D capabilities to better achieve our long-term goals.

Our Corporate Information

We were originally incorporated on October 8, 2018 in the British Virgin Islands as a special purpose acquisition company under the former name of AGBA Acquisition Limited (“AAL”). In connection with the consummation of the Initial Business Combination (as defined below), we changed our name from “AGBA Acquisition Limited” to “AGBA Group Holding Limited”. Our principal executive office is located at AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong.

Intellectual Property

We own domain names and trademarks. We are currently in the process of re-branding our business and as part of this exercise, AGBA is in the process of obtaining domain names and trademark registrations for its new brands, such as “TAG,” “OnePlatform,”, “AGBA Focus”, “AGBA Perform” and “AGBA Group,” among others. To protect its existing and potential, future intellectual property, we have entered into confidentiality and proprietary rights agreements with employees, consultants, contractors and business partners; employees and contractors are also subject to invention assignment provisions. As part of its contracting process with third parties, we use contract terms such as limited licenses, restrictions on use, and confidentiality, as additional measures to protect its intellectual property.

Facilities

Our headquarters in Hong Kong is located at AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong, which is situated in one of Hong Kong’s prime central business districts. The lease agreement for the building, between Viewbest Investments Limited (Viewbest), as landlord, and Legacy Group, was executed on June 14, 2019.

The term of the AGBA Tower lease is six years, with a tentative expiry date of February 28, 2026.

While we are not the party to the AGBA Tower lease agreement, we are currently occupying space in the building.

We also owned an office premises located at One Island South, No. 2 Heung Yip Road, Hong Kong for rental purpose.

During the year ended December 31, 2023, we sold our office premise located at Kaiseng Commercial Centre, No 4 & 6, Hankow Road, Kowloon, Hong Kong to an independent third party for a purchase price of $6.13 million.

Employees

As of December 31, 2023, we had 176 full-time and full-time equivalent employees. None of the employees are represented by a labor union, and we consider our employee relations to be good.

Legal Proceedings

From time to time, the Company may be subject to various legal proceedings, investigations, or claims that arise in the ordinary course of our business activities. Except for the proceedings below, the Company is not currently a party to any other legal proceedings the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its business, financial condition, and results of operations.

Action Case: HCA702/2018

On March 27, 2018, the writ of summons was issued against the Company and seven related companies of the former shareholder by the Plaintiff. This action alleged the infringement of certain registered trademarks currently registered under the Plaintiff. Subsequent to the year ended December 31, 2023, in February 2023, the Court granted leave for this action be set down for trial of 13 days, which the period has yet to be fixed. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA765/2019

On April 30, 2019, the writ of summons was issued against the Company’s subsidiary, three related companies and the former directors, shareholders and financial consultant by the Plaintiff. This action alleged the deceit and misrepresentation from an inducement of the fund subscription and claimed for compensatory damage of approximately $2 million (equal to HK$17.1 million). The case is on-going and the parties have yet to attempt mediation. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA 2097/2020 and HCA 2098/2020

On December 15, 2020, the writs of summons were issued against the Company and the former consultant by the Plaintiff. This action alleged the misrepresentation and conspiracy causing the loss from the investment in corporate bond and claimed for compensatory damage of approximately $1.67 million (equal to HK$13 million). The Company previously made $0.84 million as contingency loss for the year ended December 31, 2022. The parties participated in a mediation held on March 25, 2022 and negotiated for settlement through without prejudice correspondence, no settlement was reached. The case is on-going and legal counsel of the Company will continue to handle this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or any further potential loss, if any.

Action Case: HCA 1957/2023

On December 15, 2023, the Company received an order from the High Court of the Hong Kong Special Administrative Region, demanding the Company to pay and settle the outstanding rent/mesne profit, management fees, air-conditioning charges, additional air-conditioning charges, government rates and interest in an aggregated amount of $1,383,424 (equivalent to HK$10,799,560) to the landlord of the office premises in four instalments scheduled from January 15, 2024 to March 31, 2024, together with legal costs of $6,405 (equivalent to HK$50,000).

Website Access to Company’s Reports and Disclosure Information

Our internet website address is https://www.agba.com, to which we regularly post copies of our press releases as well as additional information about us. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed, will be available to you free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our web site address in this proxy statement only as an inactive textual reference. Information contained in our website does not constitute a part of this proxy statement or our other filings with the SEC.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF AGBA

Unless the context otherwise requires all references in this section to “AGBA,” the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries.

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this proxy statement. This discussion contains forward-looking statements based upon our current expectations, estimates and projections, and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements due to, among other considerations, the matters discussed in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Information.”

Overview

We are a leading one-stop financial supermarket based in Hong Kong servicing over 400,000 individual and corporate customers. We offer the broadest set of financial services and healthcare products in the Guangdong-Hong Kong-Macao Greater Bay Area (“GBA”) through a tech-led ecosystem, enabling clients to unlock the choices that best suit their needs.

We currently operate four major areas of businesses, comprising of:

1.      Distribution Business:    The Group’s powerful financial advisor business is the largest in the market, it engages in the personal financial advisory business (including advising and sales of a full range of financial services products including long-term life insurance, savings and mortgages), with additional internal and external channels being developed and added.

2.      Platform Business:    The Group operates as a “financial supermarket” offering over 1,800 financial products to a large universe of retail and corporate customers.

3.      Healthcare Business:    Through the Group’s 4% stake in and a strategic partnership with HCMPS, operating as one of the largest healthcare management organizations in the Hong Kong and Macau region, with over 800 doctors in its network. Established in 1979, it is one of the most reputed healthcare brands in Hong Kong.

4.      Fintech Business:    The Group has an ensemble of leading FinTech assets and businesses in Europe and Hong Kong. In addition to financial gains, the Group also derives substantial knowledge transfers from its investee companies, supporting the development and growth of the Group’s new business models.

Distribution Business

The Distribution Business comprises a variety of captive financial services distribution channels. We have built a market leading financial advisors distribution channel in Hong Kong. We have also built other distribution channels alongside our market leading financial advisors business.

Our combined captive distribution channels enable us to directly access one of the largest pools of customers accessible to independent financial services providers in Hong Kong.

Channel	Description
Financial Advisors Business (“FA Business”)	“Focus” is engaged in the distribution of life insurance, asset management, property-casualty and Mandatory Provident Fund products through its teams of independent financial advisors (brokers).
Alternative Distribution Business	A collection of distribution channels, including salaried financial planners targeting HNWI, development teams pursuing corporate partnerships and incubating financial advisor teams.

Our largest distribution channel is the FA Business, operating under the brand name Focus. With its large salesforce of financial advisors, “Focus” provides a wide range of financial products and independent advisory services to individual and corporate customers, primarily in connection with life insurance products. Our FA Business has been the clear market leader in the insurance brokerage industry in Hong Kong for decades, building up a large and highly productive salesforce. As of December 31, 2023, there were around 1,231 financial advisors at “Focus”, organized into 26 sales teams. Each team is led by a “tree head”, responsible for managing the financial advisors within their teams.

In addition to the FA Business, we continued to expand our distribution footprint with the establishment and expansion of a number of additional distribution channels, collectively known as our Alternative Distribution Business. These distribution channels are targeted at specific customer segments and/or capturing specific distribution opportunities.

During 2023, we continued to make significant investments into developing and expanding our financial advisors salesforce, broadening and deepening the product range, as well as upgrading the supporting infrastructure. Our infrastructure not only supports the financial consultants in engaging with their customers, it also provides extensive operational support in relation to the processing of transactions, associated payment flows, as well as after-sales services. Building our infrastructure required substantial investments into technological, operational and financial systems, as well as the development of comprehensive operational and support teams (operations support, customer services, payments, etc.). Since many of the financial products offered to our customers are regulated, on top of the various operational requirements, we have built significant internal capabilities in the areas of risk and internal control, as well as legal and compliance to ensure an appropriate level of regulatory compliance and supervision.

As a result of our efforts to expand our distribution capabilities and improve our supporting infrastructure, we have successfully developed these inter-related strategic assets:

•        Vast customer base in Hong Kong and growing customer base in Mainland China.

•        State-of-the-art supporting infrastructure.

•        Relationships with and access to a broad range of leading global financial product providers.

•        Deep market knowledge and understanding.

•        Highly productive and well-trained salesforce.

We will continue to capitalize on these core strategic assets and match them with the emerging opportunities in our three core industries (life insurance, wealth management and healthcare).

For the year ended December 31, 2023, the Company made $48.9 million from commission in the Distribution Business. The revenue attributed to the Company during 2023 only captured an insignificant portion of the revenues actually generated by the financial advisors currently associated with Focus.

We will continue to widen our distribution footprint and actively explore further opportunities to develop partnerships and generate customer leads on the ground in Mainland China, as well as refining our abilities to service our customer base. We expect sales volumes to return to the levels previously recorded, prior to the pandemic period, especially with the re-opening of the Mainland border and the ongoing integration of Hong Kong into the Greater Bay area.

Platform Business

The Platform business, through OPH and its subsidiaries, is a one-stop financial supermarket with a breadth of products and services that is unrivaled in Hong Kong sourced from leading global product providers.

The Platform Business was set up to take advantage of the decades-long experience we built up in supporting the largest financial advisors salesforce in Hong Kong. We were already servicing a large pool of customers and in the process, built up a wide library of world class financial products and constructed a state-of-the-art technological and operational infrastructure.

The Platform Business now operates this full-service platform under its “OnePlatform” brand and has opened it up to banks, other financial institutions, family offices, brokers, and individual independent financial advisors that are looking for support in advising and serving their retail clients.

Our technology-enabled Platform Business offers a wide range of financial products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, money lending and real estate agency.

In addition to its unrivaled product-shelf, the Platform Business offers digital-enabled sales management and support solutions, business operations support, comprehensive customer services, and training support.

Currently, our platform financial services and investment products mainly comprise mutual fund distributions, portfolio management, money lending, insurance and MPF products, and international real estate referral and brokerage services.

The OnePlatform brand currently covers 90 insurance providers selling 1,152 products, and 53 asset management fund houses with over 1,137 products.

Fintech Business

The Fintech Business has collected an ensemble of valuable fintech assets in its investment portfolio. Fintech Business’ management team has strived to establish the business as a leading name in the fintech investment sector.

Core Fintech investments held under the Fintech Business as of December 31, 2023 include:

1.      An investment in Tandem Money Limited, a UK digital bank.

2.      An investment in CurrencyFair Limited, a B2B and B2C payments company.

3.      An investment in Oscar Health Inc., a US direct-to-consumer digital health insurer.

4.      An investment in Goxip Inc., a fashion media platform based in Hong Kong.

5.      An investment in LC Healthcare Fund I, L.P., a PRC healthcare and healthtech investment fund.

	Carrying amount in US$ thousands(1)
	December 31, 2023	December 31, 2022
Tandem Money Limited	16,880	16,031
CurrencyFair Limited	5,827	5,718
Oscar Health Inc.(2)	—	2,443
Goxip Inc.	342	513
LC Healthcare Fund I, L.P.(3)	2,152	11,805

____________

Notes:

(1)      Carrying amount represents Fintech’s attributable interest in the investment portfolio asset.

(2)      During the year ended December 31, 2023, the Company partially sold 993,108 shares of Oscar Health Inc. on Nasdaq Stock Exchange with an average current market price of $4.01 per share, resulting with a realized gain of $1.5 million. As of December 31, 2023, the remaining fair value was less than $1,000.

(3)      Subsequent on February 5, 2024, the Company sold all of its equity interest in LC Healthcare Fund I, L.P. to an independent third party for a purchase price of $2.15 million.

Healthcare Business

We currently hold a 4% equity stake in HCMPS, one of the leading healthcare management organizations in Hong Kong.

Founded in 1979 and currently operating under the Dr. Jones Fok & Associates Medical Scheme Management Limited (“JFA”) brand, JFA is one of the most reputed healthcare brands in Hong Kong. It has four self-operated medical centers and a network of over 700 healthcare service providers — providing healthcare schemes for more than 500 corporate clients with over 300,000 scheme members. JFA’s clients include blue chip companies from various industry and leading insurers. Apart from Hong Kong, JFA is the largest operator in Macau with around 70 clinics.

JFA operates a city-wide medical network that includes 340 general practitioners (“GP”), 11 laboratories and imaging centers, 273 specialist doctors, 25 physiotherapy centers, 12 Chinese medicine practitioner clinics, all based in Hong Kong, and 69 GP clinics in Macau. Over 380,000 out-patient and in-patient visits are recorded annually through HCMPS’s medical network. JFA offers its patients a full range of medical services, including general services, specialist services, physiotherapy, Chinese medicine, dental, vaccination, X-ray, laboratories and imaging services.

We believe that the future of healthcare is in “Smart Health” — technology that offers improved patient-care management and leverages data as the new tool for solving complex healthcare challenges with reduced operating costs. We will focus on technology/digitalization and consumerization of healthcare to create an ecosystem empowering customers to proactively manage their health and well-being and to improve their access to healthcare at a lower cost — with connectivity across the care continuum. We believe that JFA has the captive customer base, infrastructure and product/service offerings to optimize customer experience to further grab market share.

We are currently working to transform JFA into the best medical care institution in Asia by 2025, redefining industry standards in the Greater Bay Area and offering market-leading customer care and best-in-class infrastructure empowered by data analytics.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in Part I, Item 1A of this Form 10-K.

Key Components of Results of Operations

Currently, we are operating the below business segments and generating operating revenue streams as follows:

Segments	Operating Revenues from Major Business Activities
Distribution Business	—

Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.

Platform Business	—	Providing access to financial products and services to licensed brokers.
	—	Providing operational support for the submission and processing of product applications.
	—	Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
	—	Providing training resources and materials.
	—	Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services
	—	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers
	—	Solicitation of real estate sales for the developers, in exchange for commissions
Fintech Business	—	Managing an ensemble of fintech investments
Healthcare Business	—	Managing healthcare investment

All of the Company’s revenues were generated in Hong Kong.

Operating Revenue and Other Loss

We have disaggregated our operating revenue from contracts with customers into categories based on the nature of the revenue, as well as other losses from our investment portfolio. The following table presents the revenue streams by segments, with the presentation of revenue categories presented on the consolidated statements of operations for the years indicated:

	For the year ended December 31, 2023
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Interest income
Loans	$—	$157,190	$—	$—	$157,190

Non-interest incomes:
Commissions	48,886,928	1,182,008	—	—	50,068,936
Recurring asset management service fees	—	3,963,061	—	—	3,963,061
Total revenues	$48,886,928	$5,302,259	$—	$—	$54,189,187
Investment loss, net	$—	$—	$(6,878,869)	$—	$(6,878,869)
	For the year ended December 31, 2022
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Interest income
Loans	$—	$176,175	$—	$—	$176,175

Non-interest incomes:
Commissions	24,610,309	1,951,382	—	—	26,561,691
Recurring asset management service fees	—	4,342,361	—	—	4,342,361
Total revenues	$24,610,309	$6,469,918	$—	$—	$31,080,227
Investment loss, net	$—	$—	$(8,937,431)	$—	$(8,937,431)

Operating Costs

Commission Expense

Commission expense represents the portion of premiums from insurance or investment products retained by financial consultants, pursuant to the terms of their respective contracts. Commission rates vary by market due to local practice, competition and regulations. Commissions fluctuate directly in relation to sales volume.

Sales and Marketing Expense

Sales and Marketing Expense primarily consists of personnel-related costs attributable to our sales and marketing personnel, marketing expense for brand promotion and spending on marketing programs to launch the insurance and investments products distributed by consultants.

Technology Expense

Technology expense primarily includes personnel-related costs attributable to our IT team, technology contractors, server facilities expenses, telecommunications expenses, software and hardware expenses to support and maintain the Platform Business infrastructure.

Personnel and Benefit Expense

Personnel and benefit expense primarily consists of personnel-related costs and benefits, stock-based compensation costs for employees in our executive, accounting and finance, project management, corporate development, office administration, legal and human resources functions.

Legal and Professional Fees

Legal and Professional fees primarily consist of certain professional consulting services in legal, audit, accounting and taxation, and others.

Other General and Administrative Expenses

Other general and administrative expenses primarily consist of rent and facilities expenses allocated based upon total direct costs, as well as, general corporate costs and allocated overhead expenses.

We expect that our general and administrative expenses will continue to increase in future periods, primarily due to increased headcount to support anticipated growth in our Distribution and Platform Businesses, and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022:

The following tables set forth our results of operations for the years presented in U.S. dollars (in thousands):

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Revenues:
Interest income:
Loans	$157	$176	(19)	(10.80)
Total interest income	157	176	(19)	(10.80)
Non-interest income:
Commissions	50,069	26,562	23,507	88.50
Recurring asset management service fees	2,993	3,372	(379)	(11.24)
Recurring asset management service fees, related party	970	970	—	—
Total non-interest income	54,032	30,904	23,128	74.84
Total revenues	54,189	31,080	23,109	74.35
Operating expenses:
Interest expense	(784)	(141)	643	456.03
Commission expense	(37,288)	(18,823)	18,465	98.10
Sales and marketing expense	(3,709)	(11,142)	(7,433)	(66.71)
Technology expense	(4,557)	(1,209)	3,348	276.92
Personnel and benefit expense	(27,218)	(21,928)	5,290	24.12
Legal and professional fees	(13,601)	(1,266)	12,335	974.33
Legal and professional fees, related party	(333)	—	333	N/A
Allowance for expected credit losses on financial instruments	(1,077)	(16)	1,061	6,631.25
Other general and administrative expenses	(9,467)	(4,906)	4,561	92.97
Total operating expenses	(98,034)	(59,431)	38,603	64.95
Loss from operations	(43,845)	(28,351)	15,494	54.65
Other income (expense):
Interest income	384	99	285	287.88
Foreign exchange gain (loss), net	909	(2,643)	3,552	134.39
Investment loss, net	(6,879)	(8,937)	(2,058)	(23.03)
Change in fair value of warrant liabilities	5	9	(4)	(44.44)
Change in fair value of forward share purchase liability	(82)	(5,393)	(5,311)	(98.48)
Loss on settlement of forward share purchase liability	(379)	—	(379)	N/A
Gain on disposal of property and equipment	665	—	665	N/A
Rental income	239	315	(76)	(24.13)
Sundry income	64	505	(441)	(87.33)
Total other expense, net	(5,074)	(16,045)	(10,971)	(68.38)
Loss before income taxes	(48,919)	(44,396)	4,523	10.19
Income tax expense	(287)	(125)	162	129.60
NET LOSS	$(49,206)	$(44,521)	4,685	10.52

Revenue

The following table summarizes the major operating revenues from the year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022:

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Business segment
Distribution Business	$48,887	$24,610	24,277	98.65
Platform Business	5,302	6,470	(1,168)	(18.05)
Fintech Business	—	—	—	—
Healthcare Business	—	—	—	—
TOTAL	$54,189	$31,080	23,109	74.35

Distribution Business

The Distribution Business contributed 90.22% and 79.18% of the total revenue for the years ended December 31, 2023 and 2022, respectively. Income from the Distribution Business mainly related to commissions earned, which significantly increased by US$24.3 million, or 98.65%, from US$24.6 million in 2022 to US$48.9 million in 2023. The largest segment of the Distribution Business is our FA Business, operated under the “Focus” brand name.

Summarized revenue breakdown by product and type of contracts:

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
By product:
Life insurance	$46,174	$23,849	22,325	93.61
Property-casualty insurance	1,796	205	1,591	776.10
Mandatory provident fund and related revenues	917	556	361	64.93
	$48,887	$24,610	24,277	98.65

By the type of contracts:
– New and or current year	$48,661	$23,597	25,064	106.22
– Recurring	226	1,013	(787)	(77.69)
	$48,887	$24,610	24,277	98.65

Platform Business

The Platform Business contributed 9.78% and 20.82% of the total revenue for the years ended December 31, 2023 and 2022, respectively.

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Commissions	$1,182	$1,951	(769)	(39.42)
Recurring asset management service fees	3,963	4,343	(380)	(8.75)
Loans	157	176	(19)	(10.80)
TOTAL	$5,302	$6,470	(1,168)	(18.05)

Operating Expenses

Interest Expense

Interest expense increased by US$0.6 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was mainly attributed to the increase in short-term borrowings during the year.

Commission Expense

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Distribution Business	$35,885	$16,840	19,045	113.09
Platform Business	1,403	1,983	(580)	(29.25)
Fintech Business	—	—	—	—
Healthcare Business	—	—	—	—
TOTAL	$37,288	$18,823	18,465	98.10

The Distribution Business contributed 96.24% and 89.47% of the total commission expense for the years ended December 31, 2023 and 2022, respectively. Commission expense for the Distribution Business increased by US$19.0 million, or 113.09%, from US$16.8 million in 2022 to US$35.9 million in 2023. As a result of the increase in revenue associated with the Distribution Business, commission expense significantly increased.

Sales and Marketing Expense

Sales and marketing expense decreased by US$7.4 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease in sales and marketing expense is mainly attributed to lower spending associated with “AGBA” corporate branding and associated product campaigns for celebrating the successful listing in last year.

Technology Expense

Technology expense increased by US$3.3 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to increased headcount to support anticipated growth in the business and platform expansion and the purchase of software system.

Personnel and Benefit Expense

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Personnel and benefit	$23,926	$19,839	4,087	20.60
Compensation to employees (share-based related)	3,292	2,089	1,203	57.59
TOTAL	$27,218	$21,928	5,290	24.12

Personnel and benefit cost increased by US$4.1 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to the increased headcount to support the continuing growth of the Platform Business and Distribution Business.

Share-based compensation for employees increased by US$1.2 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to the settlement of accrued salaries to certain directors and employees of the Company and the amortization of the fair value of the restricted share units. The fair value of the restricted share units is recognized over the period based on the derived service period (usually the vesting period), on a straight-line basis.

Legal and Professional Fees

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Legal and other professional fees	$5,090	$1,266	3,824	302.05
Consulting fees (share-based related)	8,511	—	8,511	N/A
TOTAL	$13,601	$1,266	12,335	974.33

Legal and professional fees increased by US$12.3 million, or 974.33%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily attributed to the increase in the US legal counsel fees and the consulting fees incurred during the year.

Consulting fees under share-based compensation for the year ended December 31, 2023 was mainly related to the corporate strategic consultancy and business marketing service rendered by certain third party consultants, equal to 4,900,000 ordinary shares at the market price ranging from US$0.417 to US$2.158 per share.

Legal and Professional Fees, Related Party

Legal and professional fees, related party increased by US$0.3 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily from the advisory services rendered by a related company which owned by the Chairman of the Company.

Allowance For Expected Credit Losses on Financial Instruments

In accordance with Accounting Standards Codification (“ASC”) Topic 326 “Credit Losses — Measurement of Credit Losses on Financial Instruments” (ASC Topic 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, loans receivable, notes receivable, and deposits, prepayments and others receivable which is recorded as a liability to offset the receivables. For the years ended December 31, 2023 and 2022, the aggregated allowance for expected credit losses on accounts receivable, loans receivable, notes receivable, and other receivables was US$1.1 million and US$0.02 million, respectively.

Other General and Administrative Expense

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Depreciation	$1,307	$393	914	232.57
Financial data subscription expense	499	532	(33)	(6.20)
Office rental and operating fees	6,330	3,190	3,140	98.43
Other operating expenses	1,331	791	540	68.27
TOTAL	$9,467	$4,906	4,561	92.97

Total other general and administrative expenses increased by US$4.6 million, or 92.97%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The net increase was mainly due to the increase in depreciation of US$0.9 million, and office rental and operating fees of US$3.1 million. Upon the consummation of Initial Business Combination, the post-combination entity has expensed more as a listed company, with a significant increase in the office rental and operating fees increased were primarily attributed to the office and administrative expenses pay to the holding company for the use of office premises in Trust Tower and Hopewell Centre, including building management fees, government rates and rent, office rent, lease-related interest, and depreciation actually incurred by the holding company, with the increased occupancy from business expansion.

Loss from Operations

Loss from operations increased by US$15.5 million, or 54.65%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was mainly attributable to the increase in operating expenses of US$38.6 million.

Other Income (Expense), net

Interest Income

Interest income increased by US$0.3 million for the year ended December 31, 2023.

Foreign Exchange Gain (Loss), net

Foreign exchange gain (loss), net mainly represented the unrealized net foreign exchange gain (loss) from the translation of long-term investments which are mostly denominated in Sterling. The net foreign exchange gain increased by US$3.6 million or 134.39% for the year ended December 31, 2023, as compared to the net foreign exchange loss for the year ended December 31, 2022, due to the stronger Sterling exchange rate.

Investment (Loss) Income, Net

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Unrealized loss in marketable equity securities	$—	$(5,331)	(5,331)	(100.00)
Realized gain from sale of marketable equity securities	1,544	—	1,544	N/A
Unrealized gain in non-marketable equity securities	—	2,137	(2,137)	(100.00)
Unrealized loss in non-marketable equity securities	(10,093)	(6,898)	(3,195)	(46.32)
Dividend income	1,670	1,155	515	44.59
TOTAL	$(6,879)	$(8,937)	(2,058)	(23.03)

Investment loss decreased by US$2.1 million, or 23.03%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly as a result of the increase in realized gain from sale of marketable equity securities of $1.5 million, increase in dividend income of US$0.5 million, decrease in unrealized loss in marketable equity securities of US$5.3 million, decrease in unrealized gain in non-marketable equity securities of US$2.1 million, offset by increase in unrealized loss in non-marketable equity securities of US$3.2 million for the year ended December 31, 2023.

Loss on settlement of forward share purchase liability

Loss on settlement of forward share purchase agreement was resulted from the early termination of the Meteor Backstop Agreement on June 29, 2023. For the year ended December 31, 2023, the loss on settlement of forward share purchase agreement was $0.4 million recognized in the consolidated statements of operations and comprehensive loss.

Gain on disposal of property and equipment

Gain on disposal of property and equipment was resulted from the sale of office premises to an independent third party on July 20, 2023. For the year ended December 31, 2023, the gain on disposal of property and equipment was $0.7 million recognized in the consolidated statements of operations and comprehensive loss.

Rental Income

Rental income was earned from the leasing of our owned office premises. For the year ended December 31, 2023, the rental income decreased by US$0.08 million, or 24.13%, as compared to the year ended December 31, 2022 was resulted from the sale of one of the office premises during the year.

Income Tax Expense

Income tax expense increased by US$0.2 million, or 129.60%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily attributable to the provision of income tax for the year.

Net Loss

Net loss increased by US$4.7 million, or 10.52% for the year ended December 31, 2023, as compared to December 31, 2022, primarily due to the increase in operating expenses of US$38.6 million, offset by the increase in revenues of US$23.1 million and decrease in other expense, net of US$11.0 million.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative cash flow. For the year ended December 31, 2023, we reported a net loss of US$49.2 million and reported a negative operating cash flow of US$42.1 million. As of December 31, 2023, our cash balance was US$1.9 million for working capital use. Our management estimates that currently available cash will not be able to provide sufficient funds to meet the planned obligations for the next 12 months.

Our ability to continue as a going concern is dependent on our ability to successfully implement our plans. Our management believes that it will be able to continue to grow our revenue base and control expenditures. In parallel, AGBA continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance our business development activities, general and administrative expenses, and growth strategy. These alternatives include external borrowings, raising funds through public equity, or tapping debt markets. Although there is no assurance that, if needed, we will be able to pursue these fundraising initiatives and have access to the capital markets going forward. The consolidated financial statements attached to this Form 10-K do not include any adjustments that might result from the outcome of these uncertainties.

Future Liquidity

On a recurring basis, the primary future cash needs of the Company will be focused on operating activities, working capital, capital expenditures, investment, regulatory and compliance costs. The ability of the Company to fund these needs will depend, in part, on its ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory, and other factors that are beyond its control.

Following the completion of the Initial Business Combination, we independently manage the capital structure of the Company and our sources of liquidity. The ability to fund our operating needs will depend on its future ability to continue to generate positive cash flow from operations and raise capital in the capital markets. Our management believe that we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and external borrowings and fund raising. Our management expects that the primary cash requirements in 2024 will be to fund capital expenditures for (i) expansion of the Distribution Business and (ii) Platform Business.

If our sources of liquidity need to be augmented, additional cash requirements would likely need to be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms, or at all, in the future.

We expect that operating losses could continue into the foreseeable future as we continue to invest in growing our businesses. Based upon our current operating plans, our management believes that cash and equivalents will not be able to provide sufficient funds to its operations for at least the next 12 months from the date of its consolidated financial statements provided with this Form 10-K. However, these forecasts involve risks and uncertainties, and actual results could vary materially. Our management has based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. See “— Liquidity and Going Concern” below.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenues growth, the timing and extent of spending on sales and marketing, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our brand, and overall economic conditions. We may also seek additional capital to fund our operations, including through the sale of equity or debt financings. To the extent that we raise additional capital through the future sale of equity, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

Cash Flows

As of December 31, 2023, we had cash and cash equivalents totaling $1.9 million, and $16.8 million in restricted cash.

As of December 31, 2022, we had cash and cash equivalents totaling $6.4 million, and $44.8 million in restricted cash.

Comparison of the year ended December 31, 2023 and 2022

The following table summarizes our cash flows for the years presented:

	Year ended December 31,
	2023	2022
	(US$ in thousands)
Net cash used in operating activities	(42,282)	(19,304)
Net cash provided by (used in) investing activities	10,792	(14,189)
Net cash (used in) provided by financing activities	(1,040)	12,135
Effect on exchange rate change on cash and cash equivalents	(86)	(429)
Net change in cash, cash equivalents and restricted cash	(32,616)	(21,787)
Cash, cash equivalents and restricted cash, at the beginning	51,294	73,081
Cash, cash equivalents and restricted cash, at the end	18,678	51,294
Representing as:-
Cash and cash equivalents	1,861	6,450
Restricted cash – forward share purchase agreement	—	15,356
Restricted cash – fund held in escrow	16,817	29,488
	18,678	51,294

The following table sets forth a summary of our working capital:

	Years ended December 31,		Variance
	2023	2022
	(US$ in thousands)		$	%
Total Current Assets	$25,619	$55,756	(30,137)	(54.05)
Total Current Liabilities	47,840	74,021	(26,181)	(35.37)
Working Deficit	(22,221)	(18,265)	3,956	21.66

Working Deficit

The working deficit as of December 31, 2023 amounted to approximately US$22.22 million, as compared to approximately US$18.27 million at December 31, 2022, an increase of US$3.96 million or 21.66%.

Cash Flows from Operating Activities

Net cash used in operating activities was US$42.28 million for the year ended December 31, 2023, as compared to net cash used in operating activities of US$19.30 million for the year ended December 31, 2022.

Net cash used in operating activities for the year ended December 31, 2023 was primarily the result of the net loss of US$49.21 million, an increase in accounts receivable of US$1.19 million, increase in deposits, prepayments, and others receivable of US$2.50 million, decrease in escrow liabilities of US$12.67 million, and decrease in lease liabilities of US$1.13 million. These amounts were partially offset by the increase in accounts payable and accrued liabilities of US$6.89 million, increase in income tax payable of US$0.54 million, and non-cash adjustments consisting of share-based compensation expense of US$11.24 million, non-cash lease expense of US$1.50 million, depreciation of property and equipment of US$0.26 million, interest income on notes receivable of US$0.03 million, interest expense on borrowings of US$0.78 million, net foreign exchange gain of US$0.91 million, net investment loss of US$6.88 million, allowance for expected credit losses on financial instruments of US$1.08 million, gain on disposal of property and equipment of US$0.66 million, loss on settlement of forward share purchase agreement of US$0.38 million, and reversal of over-accruals in prior year of US$3.60 million.

Net cash used in operating activities for the year ended December 31, 2022 was primarily the result of a net loss of US$44.52 million, a decrease in loans receivable of US$2.32 million, and an increase in accounts payable and accrued liabilities of US$10.88 million. These amounts were partially offset by the increase in accounts receivable of US$1.95 million, deposits, prepayments, and other receivable of US$0.20 million, decrease in escrow liabilities of US$5.00 million, income tax payable of US$0.28 million, unrealized investment loss of US$8.94 million, net foreign exchange loss of US$2.64 million, share based compensation of US$2.09 million, change in fair value of forward share purchase liability of US$5.39 million and depreciation of property and equipment of US$0.39 million.

Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 of US$10.79 million was primarily due to proceeds from sale of investments of US$3.98 million, dividend received from long-term investments of US$1.67 million, proceeds from sale of property and equipment of US$6.13 million, offset by the purchase of notes receivable of US$0.59 million, purchase of long-term investments of US$0.29 million, and purchase of property and equipment of US$0.10 million.

Net cash used in investing activities for the year ended December 31, 2022 of US$14.19 million was primarily due to proceeds from sale of investments of US$1.85 million, and dividend received from long-term investments of $1.15 million, offset by the addition in long-term investments of US$16.23 million, and the purchase of property and equipment of US$0.97 million.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 of US$1.04 million was primarily due to advances from the holding company of US$9.34 million, proceeds from borrowings of US$7.75 million, proceeds from private placement of US$1.85 million, offset by the settlement of forward share purchase agreement of US$13.95 million, and repayments of borrowings of US$6.03 million.

Net cash provided by financing activities for the year ended December 31, 2022 of US$12.14 million was primarily due to advances from the shareholder of US$9.75 million, proceeds from borrowings of US$4.46 million, cash proceeds from reverse recapitalization of US$15.36 million, offset by the dividend distribution of US$17.44 million to the shareholder that occurred in early 2022.

Liquidity and Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The management of the Company estimates that currently available cash will not be able to provide sufficient funds to meet the Company’s planned obligations for the next 12 months from the date that these consolidated financial statements were made available to be issued.

For the year ended December 31, 2023, we reported a net loss of approximately US$49.21 million. With a significant increase in our operating costs, described in the paragraph below, we had an accumulated deficit of approximately US$65.60 million as of December 31, 2023.

However, coupled with its business expansion, we reported significant sales growth with annual revenue of approximately US$54.19 million during 2023 (2022: US$31.08 million), and resulting with an operating loss of approximately US$43.85 million (2022: US$28.35 million). We expect to continue our business growth, while closely monitoring our future spending.

Our ability to continue as a going concern is dependent on the management’s ability to successfully implement its plans. Our management team believes that we will be able to continue to grow our revenue base and control our expenditures. In parallel, our management team will continually monitor our capital structure and operating plans and search for potential funding alternatives in order to finance our business development activities and operating expenses. These alternatives may include borrowings, raising funds through public equity or debt markets. However, we cannot predict the exact amount or timing of the alternatives, or guarantee those alternatives will be favorable to our shareholders. Any failure to obtain financing when required will have a material adverse impact on our business, operation and financial result.

Certain funding alternatives have been carried by us, as follows:

1.      On September 7, 2023, we entered into an equity purchase agreement with Williamsburg, an independent third party to agree to invest up to $50 million over a 36-month period.

2.      On November 7, 2023, we entered into private placement binding term sheets with an institutional investor, our Chief Executive Officer, Mr. Ng Wing Fai, and our management team pursuant to which we will receive gross proceeds of approximately $5,128,960, in consideration of (i) 7,349,200 ordinary shares of our ordinary shares, and (ii) warrants to purchase up to 1,469,840 ordinary shares at a purchase price of $0.70 per ordinary share and associated warrants. As of December 31, 2023, the Company received the proceeds of $1,850,310.

With these funding initiatives, our management believes that we would be able to strengthen our financial position, improve our liquidity, and enhance our ability to navigate the challenging market conditions.

Material Cash Requirements

We reported a net loss during the year ended December 31, 2023. However, we expect to generate profitable operating results within the foreseeable future, after a full recovery from the anti-pandemic policy in Hong Kong and getting access to the collective sales capabilities force of the sale channels associated with our distribution business. Our management expects sales volumes to return to levels previously recorded at the predecessor company prior to the pandemic, especially with the re-opening of the Mainland border and the ongoing integration of Hong Kong into the Greater Bay area. As a result, management expects our net cash position to expand in 2024 and to be in excess of 2022. As of December 31, 2023, we had an accumulated deficit of US$65.60 million. Our material cash requirements are highly dependent upon additional financial support associated with our business operations for the next 12 – 18 months.

Capital commitments

Notes Receivable Agreement — Pursuant to the Agreements, subject to demand, the Company is committed to subscribe the notes of Investment A with an aggregate amount of $1,673,525, in batches, which are payable on or before January 31, 2024. As of December 31, 2023, the remaining committed subscription amount was $1,084,439.

Sale and Purchase Agreement — Pursuant to the Agreement entered with Sony Life Singapore Pte. Ltd. (“SLS”), the Company is committed to purchase 100% equity interest in Sony Life Financial Advisers Pte. Ltd. for a cash consideration of SGD2,500,000 (equivalent to $1,882,000). On December 28,2023, the Company and SLS entered a second supplementary agreement to extend the closing date of the transaction from December 31, 2023 to March 31, 2024.

Nasdaq Compliance — On September 20, 2023, the Company received written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s Ordinary S, for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. On March 20, 2024, the Company was granted by Nasdaq an additional 180 calendar days period or until September 16, 2024, to regain the compliance.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet transactions. We have no guarantees or obligations other than those which arise out of normal business operations.

We have not engaged in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Stock Repurchase Program

On April 18, 2023, our Board of Directors approved the repurchase of 1,000,000 ordinary shares (the “2023 Share Repurchase Program”). Under the 2023 Share Repurchase Program, we are authorized to re-purchase up to 1,000,000 ordinary shares at a maximum price of $10 per share from the open market, for a term of one year, no later than April 18, 2024. We did not extend the 2023 Share Repurchase Program beyond April 18, 2024.

Critical Accounting Policies, Judgements and Estimates

Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the audited consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 3 — Summary of significant accounting policies” of our audited consolidated financial statements included elsewhere in this proxy statement, certain accounting policies are deemed “critical,” as they require our management’s highest degree of judgment, estimates and assumptions. While our management believes our judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

•        Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for expected credit losses, notes receivable, share-based compensation, warrant liabilities, forward share purchase liability, provision for contingent liabilities, revenue recognition, leases, income tax provision, deferred taxes and uncertain tax position, and allocation of expenses from the holding company.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Long-Term Investments, net

The Company invests in equity securities with readily determinable fair values and equity securities that do not have readily determinable fair values.

Equity securities with readily determinable fair values are carried at fair value with any unrealized gains or losses reported in earnings.

Equity securities that do not have readily determinable fair values mainly consist of investments in privately-held companies. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

•        Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

•        Revenue Recognition

The Company earns and receives most of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Commissions

The Company earns commissions from the sale of investment products to customers. The Company enters into commission agreements with customers which specify the key terms and conditions of the arrangement. Commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon the purchase of an investment product, the Company earns commission from customers, calculated as a fixed percentage of the investment products acquired by its customers. The Company defines the “purchase of an investment product” for its revenue recognition purpose as the time when the customers referred by the Company has entered into a subscription contract with the relevant product provider and, if required, the customer has transferred a deposit to an escrow account designated by the Company to complete the purchase of the investment products. After the contract is established, there are no significant judgments made when determining the commission price. Therefore, commissions are recorded at point in time when the investment product is purchased.

The Company also facilitates the arrangement between insurance providers and individuals or businesses by providing insurance placement services to the insured and is compensated in the form of commission from the respective insurance providers. The Company primarily facilitates the placement of life, general and MPF insurance products. The Company determines that insurance providers are the customers.

The Company primarily earns commission income arising from the facilitation of the placement of an effective insurance policy, which is recognized at a point in time when the performance obligation has been satisfied upon execution of the insurance policy as the Company has no future or ongoing obligation with respect to such policies. The commission fee rate, which is paid by the insurance providers, based on the terms specified in the service contract which are agreed between the Company and insurance providers for each insurance product being facilitated through the Company. The commission earned is equal to a percentage of the premium paid to the insurance provider. Commission from renewed policies is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (e.g., when customer renews the policy).

In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue in a gross or net basis depends upon whether the Company has control over the services prior to transferring it. Control is demonstrated by the Company which is primarily responsible for fulfilling the provision of placement services through the Company’s licensed insurance brokers to provide agency services. The commissions from insurance providers are recorded on a gross basis and commission paid to independent contractors or channel costs are recorded as commission expense in the statements of operations.

The Company also offers the sale solicitation of real estate property to the final customers and is compensated in the form of commissions from the corresponding property developers pursuant to the service contracts. Commission income is recognized at a point of time upon the sale contracts of real estate property is signed and executed.

Recurring Asset Management Service Fees

The Company provides asset management services to investment funds or investment product providers in exchange for recurring asset management service fees. Recurring asset management service fees are determined based on the types of investment products the Company distributes and are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. These customer contracts require the Company to provide investment management services, which represents a performance obligation that the Company satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Company provides these services throughout the contract term, for the method of calculating recurring asset management service fees, revenue is calculated on a daily basis over the contract term, quarterly billed and recognized. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection, performance component or other similar privileges and the circumstances under which the fixed percentage fees, before determined, could be not subject to clawback. Payment of recurring asset management service fees are normally on a regular basis (typically monthly or quarterly).

Interest Income

The Company offers money lending services from loan origination in form of mortgage and personal loans. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income in the consolidated statement of operations. The Company does not charge prepayment penalties from its customers. Interest income on mortgage and personal loans is recognized as it accrued using the effective interest method. Accrual of interest income on mortgage loans is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 180 days delinquent.

•        Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, consideration receivable, deposits, prepayments and other receivables, accounts payable and accrued liabilities, escrow liabilities, borrowings approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of loans receivable approximates the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016 — 13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 — 13”). ASU 2016 — 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective January 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF AGBA

Unless the context otherwise requires all references in this section to “AGBA,” the “Company,” “we,” “us” or “our” refer to AGBA Group Holding Limited and its subsidiaries.

The following table sets forth information about our directors and executive officers as of the date of this proxy statement.

Name	Age	Title
Mr. Robert E. Diamond, Jr.	72	Chairman of the Board
Mr. Ng Wing Fai	56	Group Chief Executive Officer and Executive Director
Mr. Shu Pei Huang, Desmond	50	Acting Group Chief Financial Officer
Mr. Brian Chan	57	Independent Director(1)(2)(3)
Mr. Thomas Ng	68	Independent Director(1)(2)(3)
Mr. Felix Yun Pun Wong	58	Independent Director(1)(2)(3)

____________

Note:

(1)      Member of the remuneration committee

(2)      Member of the nomination committee.

(3)      Member of the audit committee.

Biographical Information

Mr. Robert E. Diamond is Founding Partner and Chief Executive Officer of Atlas Merchant Capital and has been since its inception in 2013. Until 2012, Mr. Diamond was Chief Executive of Barclays, having previously held the position of President of Barclays and was responsible for Barclays Capital and Barclays Global Investors (“BGI”). He became an executive director of Barclays in 2005 and was a member of the Barclays Executive Committee. Prior to Barclays, Mr. Diamond held senior executive positions at Credit Suisse First Boston and Morgan Stanley in the United States, Europe and Asia. Mr. Diamond worked at Credit Suisse First Boston from 1992 to 1996, where his roles included Vice Chairman and Head of Global Fixed Income and Foreign Exchange in New York, as well as Chairman, President and CEO of Credit Suisse First Boston Pacific. Mr. Diamond worked at Morgan Stanley from 1979 to 1992, including as the Head of European and Asian Fixed Income Trading.

Mr. Ng Wing Fai Mr. Ng has been served as Group Chief Executive Officer, the Chairman of the board of AGBA and as an executive director of the board of AGBA, since November 2022. Prior to joining AGBA, Mr. Ng was the Managing Partner and Founding Partner of Primus Pacific Partners, an Asian private equity fund with a focus on financial services. He was also previously the Managing Director of Fubon Financial Holding, the largest financial conglomerate in Taiwan, where he oversaw its overall strategy, capital markets, merger and acquisition activities and major change programs. He has previously served as the Managing Director and Head of the Asia-Pacific Financial Institutions Group at Salomon Smith Barney. Mr. Ng graduated from the University of Cambridge and obtained a master’s degree in business administration from Harvard University in 1994.

Mr. Shu Pei Huang, Desmond Mr. Shu Pei Huang, Desmond currently serves as the Acting Group Chief Financial Officer (Principal Financial Officer) since November 2022. He was also a director of OnePlatform Holdings Limited prior to the OnePlatform Holdings Limited merger. Prior to joining AGBA, Mr. Shu was the Vice President of Primus Holdings (H.K.) Ltd, an Asia investment holding company with a focus on the financial services industry. Prior to that, he was the corporate development manager of DRB-HICOM Berhad, one of the largest diverse conglomerates in Malaysia with business across banking, insurance, automobile, and services. Mr. Shu has over 20 years of experience in the investment banking and financial services industry and has gained all-round experience through working with MIMB Investment Bank, SIBB Investment Bank, and KPMG Corporate Services. Mr. Shu graduated from University of Kentucky with a Bachelor of Business Administration in Finance and Bachelor of Science in Accounting; Master of Science in Finance from Golden Gate University, USA.

Brian Chan Mr. Chan has served as a member of the board of directors of AGBA as an independent director since November 2022. Mr. Chan has over 23 years of experience handling litigations for civil claims, intellectual property rights protection and enforcement. Since September 2007 to present, Mr. Chan has been a Senior Partner at Chan,

Tang & Kwok Solicitors, a member of the International Trademark Attorneys Association. From September 1995 to August 2007 he was an Associate at Baker & McKenzie, Associate at Stephenson Harwood & Lo, Partner at Stevenson, Wong & Co., Solicitors and Consultant at Benny Kong & Peter Tang. Additionally, Mr. Chan has acted as a Counsel to various Hong Kong and cross-border mergers and acquisitions and commercial matters since August 1999. Mr. Chan is also a frequent speaker on legal issues for intellectual property rights for the Hong Kong Productivity council. Mr. Chan graduated with a Bachelor of Laws Degree and passed the Solicitors’ Finals of the Law Society of England and Wales in 1993.

Thomas Ng Mr. Ng has served as a member of the board of directors of AGBA as an independent director since November 2022. Thomas Ng has 30 years of broad experience engaging in the fields of Education, Media, Retailing Marketing and Finance. He is a pioneer of IT in education and he was the author of “Digital English Lab,” one of the first series of digital books in Hong Kong. Since September 2018, he has been the Chief Executive Officer of e-chat, an IPFS block chain social media focused company. From March 2017 to April 2018, Mr. Ng was the Chief Financial Officer of Duofu Holdings Group Co. Limited. In February 2016, Mr. Ng founded Shang Finance Limited and was the Chief Executive Officer until February 2017. From March 2015 to November 2015, Mr. Ng was the Chief Financial Officer of World Unionpay Group Shares Limited. In August 2003, Mr. Ng established Fuji (Hong Kong) Co. Ltd. and was the Chief Executive Officer until December 2014. Mr. Ng obtained a Certificate of Education majoring in English from the University of Hong Kong in 2000.

Felix Yun Pun Wong Mr. Wong has served as a member of the board of directors of AGBA as an independent director since November 2022. Mr. Wong currently acts as the Chief Financial Officer of Inception Growth Acquisition Limited, a publicly listed special purpose acquisition corporation (NASDAQ: IGTA). He has acted in this capacity since April 9, 2021. He has years of executive experience with multiple leadership positions and a track record in helping private companies enter the public market. He has been the principal of Ascent Partners Advisory Service Limited, a finance advisory firm, since March 2020. From November 2017 to December 2020, Mr. Wong held the position of Chief Financial Officer at Tottenham Acquisition I Limited, a publicly listed special purpose acquisition corporation, which merged with Clene Nanomedicine Inc. (NASDAQ: CLNN) in December 2020. From August 2015 to September 2017, he served as Chief Financial Officer at Raytron Technologies Limited, a leading Chinese national high-tech enterprise. His main responsibilities in these rules have included overseeing the financial functions of the firms, assisting in establishing corporate ventures for investment, and working on deal origination of new businesses in the corporate groups. Prior to these efforts, he was Chief Financial Officer and Executive Director of Tsing Capital from January 2012 to July 2015, where he managed four funds with a total investment amount of US$600 million and focused on environmental and clean technology investments. Mr. Wong also served as senior director and chief financial officer of Spring Capital, a US$250 million fund, from October 2008 until June 2011. Additionally, Mr. Wong was the chief financial officer of Natixis Private Equity Asia from November 2006 till October 2008 and an associate director of JAFCO Asia from March 2002 to October 2006. Mr. Wong was a finance manager for Icon Medialab from July 2000 to December 2001, a senior finance manager of Nielsen from August 1998 to July 2000, Planning-Free Shopper from April 1992 to August 1998, and an auditor at PricewaterhouseCoopers from August 1989 until March 2000. Mr. Wong earned his Masters of Business degree in 2003 from Curtin University in Australia and a Professional Diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University in 1989.

Executive Compensation

This section provides an overview of our executive compensation programs.

We are considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, our reporting obligations with respect to our “named executive officers” extend only to the individuals who serve as the principal executive officer and the next two most highly compensated executive officers as of the end of the prior fiscal year, as well as up to two additional individuals for whom disclosure would have been provided based on their compensation levels but for the fact that the individual was not serving as an executive officer at the end of the prior fiscal year.

The Named Executive Officers for 2023 fiscal year are Mr. Ng Wing Fai (Group Chief Executive Officer) and Mr. Shu Pei Huang Desmond (Acting Group Chief Financial Officer).

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by and paid to the named executive officers and directors for services rendered to us for the years ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Equity Awards ($)(2)	All Other Compensation ($)	Total ($)
Robert E. Diamond, Jr.	2023	286,110	—	—	—	286,110
Chairman of the Board	2022	—	—	—	—	—

NG Wing Fai	2023	1,367,305	—	268,323	—	1,635,628
Group Chief Executive Officer and Executive Director	2022	1,316,076	—	988,000	—	2,304,076

SHU Pei Huang, Desmond	2023	351,455	—	139,734	—	491,189
Acting Group Chief Financial Officer	2022	338,477	—	382,000	—	720,477

Brian Chan(3)	2023	46,154	—	—	—	46,154
Independent Director	2022	5,897	—	—	—	5,897

Thomas Ng(3)	2023	46,154	—	—	—	46,154
Independent Director	2022	5,897	—	—	—	5,897

Felix Yun Pun Wong(3)	2023	46,154	—	—	—	46,154
Independent Director	2022	5,897	—	—	—	5,897

____________

(1)      Represents all amounts earned as salary during the applicable fiscal year. For fiscal year 2023, the salary amounts have been converted to U.S. Dollars (USD) from Hong Kong Dollars (HKD) using the exchange rate of USD1 to HKD7.8 as of December 31, 2023.

(2)      For the fiscal year of 2023, these share awards were granted in December 2022 and vested in December 2023.

(3)      Directors began receiving cash fees under our director compensation program following the Closing.

Executive Compensation

We have deployed an executive compensation program that is consistent with our existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of shareholder value, while enabling us to attract, motivate, and retain individuals who contribute to long-term success. We also note that decisions on the executive compensation program will be made by the Remuneration Committee. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the Remuneration Committee. The executive compensation program actually adopted will depend on the judgment of the members of the Remuneration Committee and may differ from that set forth in the following discussion. We anticipate, however, that compensation for the Named Executive Officers will reflect their current compensation in both form and amount.

Employment Agreements

We have entered into employment agreements with each of the Named Executive Officers and directors.

The Named Executive Officers’ base salaries is set pursuant to the employment agreements. We anticipate that the salaries of the Named Executive Officers will be reviewed annually by the Remuneration Committee based upon advice and counsel of its advisors.

Equity-Based Awards

We have granted the equity-based awards to reward past or long-term performance of the Named Executive Officers and other high-performing employees. We believe that providing a meaningful portion of the total compensation package in the form of equity-based awards will align the incentives of our executive officers with the interests of our shareholders and serve to motivate and retain the individual executives. By extending the same incentives to all of our employees, we believe that we will be able to reward exceptional employees for their contributions to AGBA and promote continued loyalty. Equity-based awards will be awarded under our existing share award scheme.

Other Compensation

We continue to maintain various employee benefit plans, including health and retirement plans, comparable to those already in place in which the Named Executive Officers will participate.

Board Committees of the Company

Audit Committee

The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The principal functions of the Audit Committee of the Company will include, among other things:

•        appointing, compensating, retaining, replacing, and overseeing the work of the independent registered public accounting firm engaged by the Company;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by the Company, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors regarding all relationships the auditors have with the Company in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues, and (iii) all relationships between the independent registered public accounting firm and the Company to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to SEC regulations prior to the Company entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and the Company’s legal advisors, as appropriate, of any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the financial statements or accounting policies of the Company and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC, or other regulatory authorities.

The Audit Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong, each of whom qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to Audit Committee membership. We have also determined that Mr. Felix Yun Pun Wong qualifies as an “audit committee financial expert.” The chair of our Audit Committee is Mr. Felix Yun Pun Wong.

In addition, all of the Audit Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules. The board of directors of AGBA has adopted a new written charter for the Audit Committee, which is available on the Company’s website after adoption. The reference to AGBA’s website address in this proxy statement does not include or incorporate by reference the information on the AGBA’s website into this proxy statement.

Remuneration Committee

The principal functions of the Remuneration Committee of the Company include, among other things:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to the compensation of our executive officers, evaluating their performance in light of such goals and objectives and determining, and approving the remuneration of our executive officers based on such evaluation;

•        reviewing, evaluating, and recommending changes, if appropriate, to the remuneration of our non-employee directors;

•        administering the Company’s equity compensation plans and agreements with the Company executive officers and directors;

•        reviewing and approving policies and procedures relating to perquisites and expense accounts of the executive officers of the Company;

•        assisting management in complying with registration statement and annual report disclosure requirements;

•        if required, producing a report on executive compensation to be included in the Company’s annual proxy statement; and

•        reviewing and approving the Company’s overall compensation philosophy.

Our Remuneration Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong. The board of directors has adopted a new written charter for the Remuneration Committee, which will be available on the Company’s website after adoption. The reference to the AGBA website address in this proxy statement does not include or incorporate by reference the information on the Company’s website into this proxy statement.

Nomination Committee

The principal functions of the Nomination Committee of AGBA include, among other things:

•        considering qualified candidates for positions on the board of directors of the Company;

•        creating and maintaining an evaluation process to ensure that all directors to be nominated to the board of directors during the annual shareholders’ meeting are appropriately qualified in accordance with the company’s organizational documents and applicable law and regulations;

•        making recommendations to the board of directors regarding candidates to fill vacancies on the board;

•        making recommendations to the board, regarding the size and composition of the board; and

•        reviewing the membership of the various committees of the board of directors and making recommendations for future appointments.

AGBA’s Nomination Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong. AGBA’s board of directors has adopted a new written charter for the Nomination Committee, which is available on the Company’s website after adoption. The reference to the AGBA’s website address in this proxy statement does not include or incorporate by reference the information on AGBA’s website into this proxy statement.

Limitations on Liability and Indemnification of Directors and Officers

The Fifth Amended and Restated Memorandum and Articles of Association, has been effective upon consummation of the Initial Business Combination, limits the Company’s directors’ liability in accordance with BVI law.

Subject to BVI law, the Fifth Amended and Restated Memorandum and Articles of Association, which has been effective on November 14, 2022, provide that the Company will, in certain situations, indemnify every director, secretary, or other officer of the Company (but not including the company’s auditors) and the personal representatives of the same against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such indemnified person, including legal fees, other than by reason of such person’s own dishonesty or fraud, as determined by a court of competent jurisdiction, in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any proceedings concerning the company or its affairs in any court whether in the British Virgin Islands or elsewhere.

The Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in the Fifth Amended and Restated Memorandum and Articles of Association, which has been effective on November 14, 2022, and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Family Relationships

No family relationships exist among any of our directors or executive officers.

Code of Ethics

The Company’s board of directors has adopted a Code of Ethics applicable to its directors, executive officers, and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on AGBA’s website. In addition, AGBA intends to post on the Corporate Governance section of AGBA’s website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to AGBA’s website address in this proxy statement does not include or incorporate by reference the information on the Company’s website into this proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our shares of ordinary share and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that, during 2023, our directors, executive officers, and ten percent stockholders complied with all Section 16(a) filing requirements.

DESCRIPTION OF TRILLER’S BUSINESS

Unless the context otherwise requires all references in this section to “Triller,” the “Company,” “we,” “us” or “our” refer to the business of Triller Hold Co LLC and its subsidiaries before giving effect to the Triller Reorganization, and to Triller Corp and its subsidiaries after giving effect to the Triller Reorganization.

Mission

Our mission is to build and amplify relationships between brands, creators and audiences to drive cultural experiences, content and commerce. Through our AI powered technology platform that spans user engagement, streaming and content, our goal is to create personalized and unforgettable experiences that delight and inspire people around the world.

Overview of Triller’s Business

We are a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituency of Creators and Brands around the world. “Creators” include influencers, artists, athletes, other individuals and public figures that utilize or have utilized our Technology Platform to create and publish content. Numerous famous Creators use our Technology Platform, including influencers like Charli D’Amelio and Bryce Hall and music artists like The Weeknd. “Brands” are companies, products or product lines which are active on our Technology Platform and utilize or have utilized one or more of our products or services offered through our Technology Platform (“Direct Brands”), or companies, products or product lines whose associated data we track, report on and make available to our clients as part of one or more of our product offerings (“Tracked Brands,” and collectively with Direct Brands, “Brands”). Brands that have utilized or continue to utilize our platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball.

We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception through September 30, 2023, we have raised more than $420 million in capital and established more than 327 million Consumer Accounts on the Triller app and a total of 436 million Consumer Accounts on our Technology Platform. “Consumer Accounts” are included when consumers create accounts on a Triller brand or owned property and also when we employ our Technology Platform to create accounts on behalf of our Brands and Creators. We define Consumer Accounts as the total number of individual Consumer Accounts recorded in databases across the Triller app, TrillerTV and BKFC (whether they are active or inactive on our Technology Platform) at or around the time of measurement, that we track and that are able to benefit from the services and features offered through our Technology Platform during the reported period. Users that simply accessed or viewed our content or partner content on our platform or any other social media platform are not included in the total number of Consumer Accounts above. Consumer Accounts that were created prior to acquisition by us are not included in the total number of Consumer Accounts above. Recently, we elected to take a proactive approach to the way in which we report our Consumer Accounts, which we believe is uncommon in our industry. While we believe that many social media companies include a significant number of “bot” accounts or “duplicate” accounts in their user metrics, we undertook a robust process to purge as many duplicate and bot accounts as practicable with our resources and in doing so we purged in excess of 200 million Consumer Accounts from our total user accounts metric.

Alongside the Triller app, Triller has dramatically expanded its portfolio of offerings through organic growth and strategic acquisitions becoming a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. It also produces content under its own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to Triller’s offerings and drives social interaction that serves as a cultural wellspring across digital society.

We operate within the global digital content marketplace, which is estimated to reach $577.4 billion in 2023 according to Statistica’s August 2023 report on worldwide digital media, and we focus our efforts on the $250 billion creator economy, as forecasted in a recent Goldman Sachs report on the creator economy. Goldman Sachs Research estimated the creator economy could reach $480 billion by 2027 in its April 2023 report titled “The creator economy could approach half-a-trillion dollars by 2027.” Our revenue was $45.5 million in the fiscal year ended December 31, 2023. We have incurred net losses in each year since our inception, including $294.7 million and $191.6 million for the fiscal years ended December 31, 2023 and 2022, respectively.

Triller’s Technology Platform

Triller’s Technology Platform is built along three core sections — Triller generates and distributes influencer and sports content via the Triller app, Triller TV, and BKFC, which drives engagement through the Triller app in a highly measureable manner made possible through our Triller One suite of AI and SaaS tools, thus driving monetization and creating value for all Triller’s stakeholders.

Triller’s Technology Platform originated with the Triller app, a video-sharing app. The Initial Triller app was launched in 2015 as an AI music editing tool. In 2019, upon the formation of Triller Hold Co LLC, when Triller acquired the technology underlying the current Triller app it integrated the Initial Triller app with AI technology pursuant to its agreement with Mashtraxx Ltd. We refer to this integrated app as the “Triller app”. The Triller app continued to integrate and update and was fully “live” by September of 2021. The Triller app underwent a refinement to its scalable systems and other feature and toolset updates and additional refinements were rolled out in July of 2023 and are live today. The Triller app leverages proprietary AI and ML technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and Triller’s proprietary dual camera feature, which allows users to record videos simultaneously from the back-and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with strong engagement from users in the United States and an established user base in high-growth markets such as India, where we maintain a presence, including a period in August 2020 when Triller temporarily became the number one short-form video app in the App store subsequent to TikTok being banned in 2020.

The Triller app contains channels for the posting and consumption of short-form and long-form content, where Triller hosts content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

Triller’s Technology Platform reflects its deep experience as content creators and forms the basis for Triller’s aspiration to be a technology company built by Creators, for Creators. Key to Triller’s approach of empowering Creators and Brands is its proprietary AI and machine learning (“ML”) technology that helps them mix and edit music and video content and distribute it to digital platforms and enables them to understand and engage with their audiences at scale, while retaining control and authenticity of their audience relationships. “AI” is a general term to describe the efforts of computer scientists to design and implement computer hardware and software systems capable of learning and thinking. ML is a field of study in AI concerned with the development and study of statistical algorithms that can effectively generalize tasks and thus performing those tasks without explicit instructions. ML approaches have been applied to large language models (“LLMs”), computer vision, speech recognition, email filtering, agriculture, and medicine, where it is able to achieve efficiencies without having to implement detailed specialized algorithms and systems which would be too complex and costly to build. Creators and Brands have the ability to connect Triller’s customized LLMs and Natural Language Processing (“NLP”) technologies to real-time API-based feeds, from virtually all major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. LLMs are deep learning algorithms that can recognize, summarize, translate, predict, and generate content using very large datasets. Deep learning is a method in AI that teaches computers to process data in a way that is inspired by the human brain. Deep learning models can recognize complex patterns in pictures, text, sounds, and other data to produce accurate insights and predictions. NLP, a branch of AI, uses ML to process and interpret text and data. Natural language recognition and natural language generation are types of NLP. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to (while filtering out spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

Triller’s Suite of Creator and Brand Offerings

Triller has augmented its Technology Platform through a combination of internal development and strategic acquisitions, including the additions of the following products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement:

(a)     Fangage — serves as the entry point for Creators looking to leverage Triller’s ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts. The Fangage offering is integrated with and incorporates services from the Triller app, Amplify.ai, Cliqz and Julius.

(b)    Amplify.ai — a cross-platform conversational AI engine that provides viewers with gamification, multiple engagement touchpoints, clickable links, and tune-in reminders all in an automated, platform agnostic direct messaging experience that facilitates communications between Creators, Brands and their respective audiences.

(c)     Cliqz — enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in August 2023, the average engagement rate of an organic Facebook post ranges from 2.58% down to just 1.52%.

(d)    CrossHype — helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

(e)     Julius — a SaaS solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure engagement across all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with Triller’s Fangage solution, completing the circle between Creators and Brands.

(f)     Thuzio — a solution for creating and executing premium Creator Events and experiences. Thuzio helps Brands and other enterprise customers create Events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen, and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson.

(g)    Metaverz — enable Triller to transform live Events, which are typically only enjoyed by a few thousand people, into digital Events, including augmented reality and virtual reality experiences, that can be experienced by millions of consumers globally. Metaverz provides an array of ways to create digital experiences featuring Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

The major companies that serve this market include Meta, Alphabet, ByteDance, Snap and Twitter, each of which employ a closed-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of Creators. Our approach, which is differentiated from the above companies, helps our Creators distribute their content on numerous platforms, including our own, and also focus on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services. This open-garden approach stands in contrast to the closed-garden approach of many of our competitors and we believe is a major benefit that attracts Creators and Brands to our Technology Platform.

Our Technology Platform powers the Triller app, our suite of Creator offerings and our Events and Events-related services. Our Technology Platform enabled more than half a billion quarterly user interactions as of September 30, 2023, including posts, messages, automated communications, and e-commerce transactions both on our Triller branded offerings as well as on various third-party social platforms (including but not limited to Instagram, TikTok, Facebook, YouTube, Snapchat and Twitter), across the web and via SMS messaging. Through our Technology Platform we deliver sports and entertainment content to millions of consumers around the world and we believe that we inspire Creators and Brands to do the same. Our Technology Platform comprises an array of business-to-business and business-to-consumer offerings that empower Creators to establish and sustain long-lasting consumer relationships that help drive their businesses.

Our revenue declined from $47.7 million in the fiscal year ended December 31, 2022 to $45.5 million in the fiscal year ended December 31, 2023. We have incurred net losses in each year since our inception, including $294.7 million and $191.6 million for the fiscal years ended December 31, 2023 and 2022, respectively.

Our Technology Platform generates revenue through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Service fees comes from Brands that utilize our platform to reach consumers via a combination of campaign fees, transaction fees or SaaS fees, including monthly subscription fees. We also generate revenues from Triller branded Events via ticket sales, pay-per-view fees, subscription fees, merchandise sales, brand advertising and sponsorship.

Our AI-driven, mission-critical Technology Platform enables Brands and Creators to reach their target audiences and our messaging-based notification services drives a continuous cycle of engagement for audiences (where they stay “in the know” and are kept up-to-date on what their favorite Creators and Brands are doing), while the Creators and Brands receive real-time data, analytics and feedback — driven by user engagement.

We have a host of service offerings that drive awareness, engagement and monetization. The reason we call this a Technology Platform is because we offer a highly differentiated solution that integrates all of our service offerings into a comprehensive portfolio of services that go well beyond a single app-based or web-based content solution to virtually every medium of content engagement (e.g. social media, streaming, live events and virtual world experiences). We create network effects via our proprietary AI-powered technology designed to drive optimal engagement through the best channels, increasing the return-on-investment for Creators and Brands. Furthermore, the efficiencies gained from our AI-powered Technology Platform enable both us and our partners to operate at scale to grow via multiple channels of engagement, which our competitors that focus on a single walled-garden ecosystems are not able to replicate.

Our Technology Platform

Our Technology Platform reflects our deep experience as content creators and forms the basis for our aspiration to be a technology company built by Creators, for Creators. For all the progress and promise of the creator economy to date, we believe that Creators have historically lacked sufficient power to truly realize their potential and capture a sufficient amount of the value they create. While it is now possible to find and grow a large online audience, it is still too impersonal, and too elusive for many to turn their passion and expertise into a successful career. A goal of our Technology Platform is to help “rebalance the equation” by enabling Creators to grow the engagement “pie” while providing them with a larger slice of the revenue.

Key to our approach of empowering Creators and Brands is our proprietary AI and machine learning (“ML”) technology that helps them mix and edit music and video content and distribute it to digital platforms and enables them to understand and engage with their audiences at scale, while retaining control and authenticity of their audience relationships. “AI” is a general term to describe the efforts of computer scientists to design and implement computer hardware and software systems capable of learning and thinking. ML is a field of study in AI concerned with the development and study of statistical algorithms that can effectively generalize tasks and thus performing those tasks without explicit instructions. ML approaches have been applied to large language models (“LLMs”), computer vision, speech recognition, email filtering, agriculture, and medicine, where it is able to achieve efficiencies without having to implement detailed specialized algorithms and systems which would be too complex and costly to build. Creators and Brands have the ability to connect our customized LLMs and Natural Language Processing (“NLP”) technologies to real-time API-based feeds, from virtually all major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. LLMs are deep learning algorithms that can recognize, summarize, translate, predict, and generate content using very large datasets. Deep learning is a method in AI that teaches computers to process data in a way that is inspired by the human brain. Deep learning models can recognize complex patterns in pictures, text, sounds, and other data to produce accurate insights and predictions. NLP, a branch of AI, uses ML to process and interpret text and data. Natural language recognition and natural language generation are types of NLP. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to (while filtering out spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

For our LLMs, we currently use a mix of open source code for embeddings (for example, open source code such as SBERT with models from HuggingFace) and optionally support embedding models including GPT-4 from OpenAI, PaLM from Google and other models from Cohere. Embeddings models offer an approach to ML where high-dimensional data (data in which the number of features or variables observed are close to or larger than the number of observations, or data points) is converted into low-dimensional data (where the number of observations far outnumbers the number of features) while preserving relevant information. This process of dimensionality reduction helps simplify the data and make it easier to process by ML algorithms. The appeal of embeddings is that they can capture the underlying structure and semantics of the data. For instance, in NLP, words with similar meanings will have similar embeddings. This provides a way to quantify the ‘similarity’ between different words or entities, which is highly valuable when building complex models. We have purposefully designed our systems to give us the flexibility to be independent of any one provider or partner. We periodically evaluate the cost, latency and quality of models because we operate in a rapidly evolving industry. We believe we get superior performance compared to “off-the-shelf” use of LLMs through (a) injecting relevant historical data into prompts (via the standard “Retrieval-augmented generation” pattern) and (b) pre-and post-processing the data to better address customer-specific vernaculars, including the use of acronyms, emojis and non-traditional spellings. We also fine-tune open source and third-party models with proprietary labeled data to improve performance on tasks like extracting relevant profile data from content that end-users or consumers have shared in conversations with our conversation AI systems or classifying fan engagement data as genuine versus originating from bots or spam. While unlabeled data consists of raw inputs with no designated outcome, labeled data is carefully annotated with meaningful tags, or labels, that classify the data’s elements or outcomes. For example, in a dataset of emails, each email might be labeled as “spam” or “not spam.” These labels then provide a clear guide from which a ML algorithm can learn. We do not believe that utilizing this approach introduces risk of impacting our LLMs.

Our NLP technology was developed in-house and is continuously updated via our ML models. We have incorporated some open source code in the development of our products but our products are not dependent on any third-party software or services. We do not use any third party software with regard to our NLP. As is customary in our industry, we used open source code (however, we do not use open source libraries) as one part of the basic building blocks of some of our AI. We do not believe that our utilization of open source code and/or models introduces material risk of impacting our AI products or intellectual property, however as with the usage of any open source code or models there are risks. See Risk Factors —“Certain of our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.”

The rapid pace of AI-innovation is fueling ever more opportunities for us to help Creators and Brands in each phase of their lifecycle, from content creation and distribution (through the Triller app, FITE, Metaverz, Thuzio and Amplify.ai) to fan engagement (through Fangage, Julius and Amplify.ai) and to targeted promotions and upsells (through CrossHype), across the digital platforms they use today and, we believe, will use tomorrow. By occupying a position as their trusted intermediary connecting them with their fans across multiple platforms and the comments, mentions, direct messages, etc. that flow across them daily, we believe we are well suited to build, deploy and refine ever more powerful and effective models and tools in the coming years.

The Triller App

Our Technology Platform originated with the Triller app, a video-sharing app. The Initial Triller app was launched in 2015 as an AI music editing tool. In 2019, upon the formation of Triller Hold Co LLC, when we acquired the technology underlying the current Triller app we integrated the Initial Triller app with AI technology pursuant to our agreement with Mashtraxx Ltd. We refer to this integrated app as the “Triller app”. The Triller app continued to integrate and update and was fully “live” by September of 2021. The Triller app underwent a refinement to its scalable systems and other feature and toolset updates and additional refinements were rolled out in July of 2023 and are live today. The Triller app leverages proprietary AI and ML technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our proprietary dual camera feature, which allows users to record videos simultaneously from the back-and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with strong engagement from users in the United States and an established user base in high-growth markets such as India.

HOW TO CREATE A TRILL

1 CHOOSE

YOU DO YOU
#trillerfamous

2 RECORD

3 EDIT

Shuffle again

4 POST

The images above are examples of how the user interface of the Triller app allows users to perform various actions as depicted above.

The Triller app contains channels for the posting and consumption of short-form and long-form content, where we host content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

We believe the content creation features and availability of short- and long-form content offered on the Triller app are key differentiators that set us apart from our competitors and will continue to do so as we focus our efforts on growing our user base and deepening the level of engagement among Creators, Brands and users who interact with our ecosystem.

Our Suite of Creator and Brand Offerings

We have augmented our Technology Platform through a combination of internal development and strategic acquisitions, including the additions of products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement.

Fangage

Fangage serves as the entry point for Creators looking to leverage our ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts.

The Fangage offering is integrated with and incorporates services from the Triller app, Amplify.ai, Cliqz and Julius.

Amplify.ai, Cliqz and CrossHype

We acquired Amplify.ai in December 2021 and internally developed our Cliqz and CrossHype offerings. These products provide a broad set of features that further enable Creators to connect directly with their audiences, spotlight their content across a broad range of social media sites, measure audience engagement with that content, and monetize their content through personalized user experiences.

Our Amplify.ai product automates SMS and direct message marketing communications between Creators, Brands and their respective audiences through the use of proprietary AI and NLP technologies.

Our Cliqz product enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in August 2023, the average engagement rate of an organic Facebook post ranges from 2.58% down to just 1.52%.

Our CrossHype product helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

Julius

Julius, which we acquired in November 2022, is a SaaS solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure engagement across all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with our Fangage solution, completing the circle between Creators and Brands.

Thuzio

Thuzio, which we acquired in October 2021, is a solution for creating and executing premium Creator Events and experiences. Thuzio helps Brands and other enterprise customers create Events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen, and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson. As a result of market conditions and other constraints facing the business, Thuzio has substantially decreased its total workforce and has terminated employees and consultants as required including the Thuzio CEO.

Metaverz

Our Metaverz offering enables us to transform live Events, which are typically only enjoyed by a few thousand people, into digital Events, including augmented reality and virtual reality experiences, that can be experienced by millions of consumers globally. Metaverz provides an array of ways to create digital experiences featuring Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

Our Events and Event-Related Services

In addition to services we deliver to Creators and Brands, we also utilize our Technology Platform to deliver sports, including combat-sport events, and music content. These Events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly also help build our brand and culture, introduce and attract people to other elements of our Technology Platform and showcase to Creators and Brands the reach of our Technology Platform. We promote and market our Events through our Technology Platform, as well as third-party Events across our digital media ecosystem.

Verzuz

In 2021, we acquired Verzuz. In connection with this acquisition we incurred $37.0 million of debt to the Verzuz founder selling parties.

Effective February 16, 2024, we entered into an Amended and Restated Settlement and Release Agreement with the founders of Verzuz LLC (the “Settlement Agreement”) whereby the parties agreed among other items to mutually release each other from certain liabilities and (i) the Company agreed to pay, as reimbursement for attorneys’ fees incurred in connection with Settlement Agreement and prior settlement agreements, the founders of Verzuz the sum of $0.4 million; (ii) the Company agreed to relinquish and assign certain Verzuz intellectual property including trademarks to the founders of Verzuz; (iii) the Verzuz founders agreed to terminate convertible notes having an aggregate principal amount of $10.0 million and extinguish accrued interest payable on these notes through the Settlement Agreement date; (iv) the Verzuz founders agreed to amend and thereby reduce two (2) of the Verzuz convertible notes having an aggregate principal amount of $27.0 million reduced to an aggregate balance of $17.0 million and extinguish accrued interest payable on the amended convertible notes through the Settlement Agreement date and amend such notes such that said amended convertible notes would convert automatically upon certain events including a reorganization of Triller Hold Co LLC. Immediately prior to Triller Hold Co’s Reorganization, the total balance under the Verzuz founders’ aggregate $17.0 million convertible notes was automatically converted into Class B units of Triller Hold Co LLC. Upon consummation of the Triller Hold Co Reorganization, the Triller Hold Co LLC Class B units issued to the Verzuz founders were converted into shares of the Company’s Series A common stock and subject to customary lockup agreement terms and carry registration rights.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. TrillerFest featured performances by Creators, including Snoop Dogg, Marshmello, Migos, Pitbull and other artists and generated millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne and Tyga and could be attended live or streamed via pay-per-view on our Technology Platform.

Triller Fight Club

We marketed and distributed live and streaming pay-per-view and subscription boxing and combat sports events through Triller Fight Club. Triller Fight Club Events were produced and financed by third parties, for whom we provided promotional, marketing and distribution services that we delivered through our Technology Platform and via traditional advertising channels. We generated revenue from the above services including revenue share for ticket sales, pay-per-view sales, subscriptions and merchandise sales.

We entered the combat sports space in November 2020, when we financed and hosted a boxing match between Mike Tyson and Roy Jones Jr. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, musical performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. We streamed a documentary miniseries leading up to the fight on the Triller app and on FITE TV (now known as TrillerTV), then a third-party vendor, and distributed the event through pay-per-view services and FITE TV. The event earned the largest number of pay-per-view purchases ever for TrillerTV, resulting in its registered users increasing by approximately 40% and the TrillerTV app trending as the number one grossing app in the United States on the day of the event.

Building on the Tyson vs. Jones event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view Events with similar “four-quadrant elements” such as musical performances and celebrity appearances.

Recognizing that we had built a valuable name in the combat sports world, but desiring to deploy more of our resources toward our core Technology Platform, in June 2022 we strategically repositioned Triller Fight Club so that it would no longer serve the capital-intensive event financing, production and bout matchmaking functions of a traditional licensed combat sports promoter. After August 2022, we worked to leverage the brand recognition of the Triller Fight Club name by partnering with third-party promoters, who branded their Events as Triller Fight Club Events and distribute those Events on our Technology Platform offerings such as TrillerTV and others, and provided them with marketing and distribution services to allow them to take advantage of the full suite of our Technology Platform’s marketing and engagement tools. We held a co-branded event in December 2022, which involved a boxing match between Manny Pacquiao and D.K. Yoo in Seoul, South Korea.

As a result of our decision to move away from the event financing, production and bout matchmaking aspects of Triller Fight Club Events, the TFC Productions as it was conducted until June 30, 2022 is reported as discontinued operations in our consolidated financial statements for the year ended December 31, 2022. As of June 30, 2022, the Triller Fight Club production business was no longer being operated by us and we no longer incur any material production and operating costs associated with the component.

Bare Knuckle Fighting Championships

In August 2022, we acquired a controlling equity interest in BKFC, a licensed combat sports platform that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and Muay Thai. BKFC participants compete in a “squared circle” ring and under rules modeled after the 19th century bareknuckle fighting. We believe BKFC’s connection to the history of bareknuckle fighting and the format render BKFC an integral component of our content offerings in the combat sports space.

Triller TV

TrillerTV, which we acquired in July 2021, was launched in 2012 and has become a leading digital live streaming platform for sports and entertainment that distributes free, ad-sponsored, pay-per-view and subscription-based video content created by us and third parties. Originally dedicated to combat sports, TrillerTV has expanded its programming catalog to include other sports and entertainment, including the South American continental CONMEBOL qualifiers for the FIFA World Cup Qatar 2022 and the Rugby World Cup 2022.

Our AI Model, History, Development and Personnel

Our AI enabled Triller app learns user preferences with respect to content tags and personalizes feeds accordingly (which we refer to as its user modeling component) and it also focuses on discovering and pushing content that is well-received by audiences, irrespective of the popularity of its creator (which we refer to as its video popularity component). The Triller app’s AI components are based on model-free reinforcement learning approach, meaning that the system adapts over time and does not require any training data. The user modeling component operates on a reinforcement learning approach whereby users are initially presented with a broad variety of content and then, based on their feedback (in terms of engagements such as ‘liking’ or sharing), the feed composition converges to users’ core areas of interest over time. The underlying mechanism is capable of modeling complex taste profiles and allows interests to shift over time as users explore new types of content.

The model behind our AI was initially validated in a test involving 130,000 users that were split evenly between users that were subjected to a personalized feed created by the recommendation system and a second group where all users received the same manually curated feed. Users opting for the personalized feed had a 3.6% better than baseline day 1 retention and a 2.1% better than baseline retention on days 4-7.

Mashtraxx music editing patents

In November 2014, the founders of Mashtraxx Ltd started working on commercially viable generative and adaptive music technologies. Mashtraxx Ltd was then formed in March 2015. Recognizing that the growth of social media had led to a rise in poor edits of unlicensed music, the team worked closely with the music industry to devise a system of technologies that could both sensitively edit a track, and were in line with ethical and legal requirements to help rights holders. Mashtraxx now holds a series of patented inventions that, when combined, give an AI the ability to edit music. Broadly, these inventions cover:

•        Finding the exact position of onsets within a data signal.

•        Identifying a rhythmic beat from a given series of onsets.

•        Grouping beats into musical bars, and identifying time signatures and changes of time signature.

•        Identifying the grouping of bars in sections and the meta tagging of section predicates such as verse, chorus, build up, climax, and bed, among others.

•        The identification of anacrusis (pickups/upbeats) across section and bar boundaries.

•        A method to edit seamlessly from one point in the track to another, taking into account anacrusis and differences in performance (the free time of a performance).

•        The ability to brief a story expressed in narrative intensity over time, and have an edit of any given track adjust itself to the story.

•        The ability to track usage for reporting to rights holders on metadata about the processes above.

The training of these AI steps is rooted in a philosophy that music is immeasurable, or even undetectable, by science. Therefore, annotations of human musicological perspectives are used as a training set, and AI can then be trained to recognize human perception of a track, as linked to the actual digital signal of the track. In this way, data are not derived from the track itself, but human perception of the track in annotation files. The initial annotations were derived from tests on the private works of the composer who created the system, then more broadly on tracks from partner rights holders. As tracks were annotated based on our music licenses, further feedback was used from these annotations to improve the various system steps.

The music editing functionality available in the Triller app relies on two modules, a Music Information Retrieval (MIR) component which extracts high-level music information from audio recordings, and a core editing algorithm which leverages this output and allows users to create custom edits. While the MIR component consists of a stack of deep learning models which were trained on manually labeled data, the core editing algorithm is an expert system that encodes musicological knowledge and does not require any training.

The MIR component contains several ML models, each of which focuses on a different subtask. All models were trained and validated on an internal collection of approximately 20,000 music tracks which were manually labeled with high-level musical information by a team of five trained musicians in a multi-stage peer-reviewing system. In addition, a subset of the automatic music annotations that are ingested into the production environment undergo a manual quality assurance procedure which is again carried out by trained musicians in a multi-stage peer-reviewing system. The results of manual validation and, if necessary, corrections, are fed back into the training dataset to account for data drift over time.

The metrics below were computed on an unseen data split which was not used during training and refer to the most recent version of the system evaluated on approximately 2,000 music recordings:

Onset detection:    While the core method to detect musical onsets uses a set of heuristics (which do not require any training) to determine the presence of an onset in a given time frame, we trained an additional model to determine the exact position of the onset on a sample-level since this is a requirement for seamless editing. In a retrieval setting, where a detected onset is considered correct if it is within +/- 32 samples of the annotated ground truth, this “onset precision” model achieves a frame-wise accuracy of 98% and a macro F1-score of 0.18. An F-score or F-measure is a measure of a test’s accuracy.

Beat and downbeat (bar) detection:    In a retrieval setting, where a detected beat or downbeat is considered correct if it is within 70 milliseconds of the annotated ground truth, the current model achieves a precision of 96% and a recall of 96% for the beat detection task and a precision of 93% and a recall of 93% for the downbeat detection task.

Structural segmentation:    The problem is evaluated as a retrieval task where each bar line is a segment candidate and the model is tasked with determining those bar lines that are appropriate segment boundaries. The current model solves this problem with precision of 91% and a recall of 91%. The overall un-weighted accuracy is 95%.

Anacrusis (edit point) detection:    Each section of music is associated with entry, mid-section and exit edit points. We again formulate this problem as a retrieval task where the model is tasked with finding the correct edit points. An edit point is considered to be correct if it deviates less than 1/32nd note from the manually placed label. For entry edit points, the model achieves 86% precision and 63% recall, for the mid-section edit points, it achieves 57% precision and 42% recall and for the exit edits it achieves 76% precision and 55% recall.

Amplify.ai

The Amplify.ai platform was originally developed starting in 2017 to automate responses to frequently asked questions for brands on their social media accounts, utilizing artificial intelligence markup language (AIML) generation to train models that could produce text and rich media responses. This effort led to building proprietary ML models for processing of “internet speak” e.g. the use of stickers, emojis, alternate spelling, and idioms. The platform was then expanded to support sentiment analysis. In 2019, the team adopted and customized the open source NLP pipeline processor RASA and implemented a customized version of their SPACY and TENSORFLOW pipelines to support intent detection. Furthermore, the team added entity detection into its pipeline by incorporating portions of the open source DUCKLING code-base from Meta. Amplify.ai models were validated using various open source third party data sets corpus (Ubuntu, WebApp, Chatbot).

In 2021 and 2022, the team expanded its capabilities by implementing web-based user interfaces to help internal teams, external partners and customers train intent and entities to improve NLP models for customer-specific implementations. Additionally it enabled a feedback mechanism to report and take action on failed message detection to be used for training and improvement. In 2023, the team started incorporating genAI for content creation — broadcasts, analytics — summarization and customer reporting using RAG (Retrieval Augmented Generation) to enhance accuracy of genAI models. We expect that this will be particularly helpful to enhance our own product offerings such as BKFC and TrillerTV.

Our source of data for training is based on live customer engagement observed on our Technology Platform across industry verticals. We track various metrics of our model including accuracy of sentiment and intent recognition, conversation completion rates etc. We made a change to translate positive and negative sentiment ratings into “moderately/very/extremely” subcategories. This has enabled increased engagement through better variation of conversational messaging. As an example as part of the new model and associated training tools rollout in 2021, we observed a 3.8% improvement in our ability to accurately recognize user intent in inbound conversational messages. At the same time automated conversation completion rates were up 13.9%.

Amplify.ai’s conversational product was put into production in 2017. In 2019, we expanded our platform with a self-hosted Rasa NLU pipeline. We released this as an update to our Amplify NLP in 2020 which now included a pipeline with support for Sentiment, Intent and Entity Detection. The models trained on this pipeline have been continuously improved since then. These models are informed and refined from a training data set that began at 135 million messages in 2019 and has grown now to a training data set of over 570 million messages.

Our Experienced Team

The team that has developed the models and associated AI/ML systems have deep experience in deploying contextualized AI services via the Triller app. The educational background of this team includes PhDs and advanced degrees in AI & Generative Composition, ML, Computer Science, Applied Mathematics, Music & Sound Computing and Genetic Programming. Furthermore, the team includes tenured professors, published authors and inventors of multiple patents. Additionally, the team has previous commercial experience from having developed human behavior anomaly detection systems in crowded environments, defects detection systems in production lines, and developed core systems for banks and financial institutions. The founders of Mashtraxx and other PhD post doctorates joined the effort to research opportunities in AI.

Similarly, the team that has developed models and systems in deploying our AI services on social media, social messaging, web chat and chatbot experiences have significant expertise and experience. Technical leadership is provided by multiple graduates of the Symbolics Systems program at Stanford University and the broader educational background includes PhDs and other advanced degrees in ML, Computer Science and Mathematics. Furthermore, the team includes university lecturers, published authors and inventors of multiple patents. Additionally, the team has demonstrated experience building AI/ML and related software products and services at global scale including leadership roles including Google Assistant, Google Photos, Google+, Opera, VeriSign, Electronics for Imaging, Apple, Hewlett Packard, Motorola and Symantec.

How Creators and Brands Can Leverage Our Technology Platform

Creators and Brands avail themselves of our Technology Platform in many ways, utilizing a combination of our products and services that best serves their goals. The depth and breadth of our Technology Platform allows us to offer different products and services to serve the specific needs of Creators and Brands.

Charli D’Amelio

Charli D’Amelio, one of the leading influencers on TikTok and Instagram, uses Cliqz to connect and communicate with her fans and followers using SMS text messaging. Cliqz gives Charli precise control over her audience targeting, message call-to-action and click-through and message delivery timing — a stark contrast to what she can control with social media posts on third-party platforms. Recently Charli was able to use Cliqz to assist in garnering votes for her appearance on Dancing with the Stars, which we believe helped her win. She also used Cliqz to create awareness and drive e-commerce transactions on her merchandise store and to create awareness and drive subscriptions for the D’Amelio show on Hulu.

Rugby World Cup

Our subsidiary TrillerTV has entered into a distribution arrangement with the promoters of the Rugby World Cup, a tournament contested between top international ruby teams every four years, to stream Rugby World Cup content on TrillerTV’s apps on phones, tablets, personal computers, streaming devices, gaming consoles and multimedia-capable web browsers. To increase awareness and viewership of the content, TrillerTV taps into the Technology Platform by marketing the Rugby World Cup on its accounts on other offerings in our Technology Platform, across social media and via SMS messaging, both directly to our owned audiences and subscriber bases as well as indirectly through Creators and Brands with whom we partner who use our Amplify.ai, Cliqz, Fangage and Julius offerings to deliver our promotional message to their respective audiences.

Walmart

Walmart enlisted us to promote their brand and products to specified targeted audiences. Under the arrangement, participants in our Assembly for Black Creators developed content for the initiative, which was then posted on participants’ social media accounts across social media platforms as well as Walmart’s social accounts. CrossHype aggregates audiences across a broad base of Creator accounts along with the existing audiences of the brand’s social accounts. Additionally, CrossHype uses a combination of earned media and paid media to maximize a campaign’s reach and engagement. Furthermore, CrossHype utilizes the conversational AI capabilities of Amplify.ai to automate responses to social comments and create a one-to-one communication channel between Walmart and consumers.

Example: Walmart

Walmart
CLIQZ
BY TRILLER
THUZIO
BY TRILLER
CROSSHYPE
BY TRILLER
TRILLER
METAVERZ
Amplify.ai
Fangage
julius
Assembly
for
Black
Creators
Connecting with Users

Our Technology Platform enables interactive digital experiences such as voting on the Triller app and FITE Apps, and provides for automated interactive responses on social media and messaging platforms. We also utilize our Thuzio offering to offer VIP experiences for fans attending the live event and we deliver augmented reality and virtual reality enhanced experiences on the Metaverz. Brand sponsors are embedded in the pre-event promotions and are showcased in the live experience, the digital experiences via the video stream, on social media and in the Metaverz.

Business Growth Opportunities

We are focused on disrupting existing Creator and content economics by attempting to address the current economic imbalance between Creators and platforms. We believe Creators deserve greater participation in the monetization of their content and their work on behalf of Brands. We continue to enhance our Technology Platform through strategic acquisitions which allow us to offer new technology to our customers to serve their needs. By bolstering our ecosystem with new capabilities, we have established multi-platform synergies that drive traffic, personalized engagement, and increased monetization for Creators and Brands. We believe we can significantly scale our Creator and Brand relationships through our business growth opportunities.

Key Attributes of Our Technology Platform

Economic efficiencies of artificial intelligence

Our investments in AI-powered tools for content development, content moderation, and audience management allow us to deliver a more robust solution at a lower price than our competitors.

ML technology

We have been able to engage hundreds of millions of users to create one of the largest NLP datasets in the world. The sophistication of our algorithms provides an opportunity to create compounded distance and differentiation against later entrants into the space.

A large, expanding and engaged user base

Millions of users interact with short form content on our social media platform and content that appears on other social media platforms via our CrossHype technology.

Positioned Where the Consumer is Going in Experiential Value

According to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in a portfolio of experiential offerings.

Rising Importance of Social Influencers, Social Selling and Live Selling

Social influencers are increasingly tapped by global Brands to enhance consumer awareness and to drive e-commerce sales. Additionally, according to a September 2022 report entitled Value of Social Commerce Sales Worldwide 2022-2026 published by Statistica, annual live selling of products and services via short-form and long-form content in China alone exceeded $374 billion in 2021, with nearly 800 million participants, and is quickly growing in other parts of the world. We are positioned to benefit from these secular trends.

Creating Asymmetric Risk/Reward Opportunities

We believe that the insights that we have gained from our position in the digital content, social media and e-commerce spaces give us access to a vast amount of information which mitigates the inherent risk of organic investment and mergers and acquisitions. Our team, with a combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions, gives us the ability to evaluate potential merger and acquisition opportunities and identify integration synergies. Our executive officers, manager and board members have amassed decades of knowledge, experience and relationships, giving us insights into markets and opportunities that give us the potential to attract successful entrepreneurs and visionaries to partner with us.

Utilizing Technology to Enhance User/Subscriber Experience and Operate Efficiently

We utilize proprietary technology developed in-house to measure and manage user acquisition, engagement and monetization. We believe these insights and methods will result in improved customer acquisition, retention and satisfaction.

Demand for Premium Content

Our Technology Platform allows us to participate in industries that are benefitting from increasing demand for content in myriad forms. We are well positioned to capture this demand through our owned and licensed entertainment and media properties, our distribution platforms and additional platforms where we are integrated. We operate across various genres and have the potential to benefit irrespective of how and where the demand for such content is fulfilled. Premium entertainment content values have consistently appreciated as new distribution modes and technologies broaden access and enhance the consumer experience. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to us as well as the artists and influencers with whom we partner.

AI-powered, Multi-Technology Platform Advertising Tech and Marketing Tech Solutions

We provide display, audio and video advertising and measurement technology across our Technology Platform. Our brand partners that engage in marketing, advertising and sponsorships, have the ability to leverage the social brand partners can create, execute and optimize immersive brand experiences across the entire customer journey from awareness to purchase to loyalty programs. We believe we are well-positioned to continue to innovate in this market.

Our Strategy to Compete and Grow

Leverage Our Technology, Tools and Features to Continue to Attract and Engage Creators, Brands and Users and Build a Robust Ecosystem

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The proliferation of digital content and engagement with such content, and the convergence of live entertainment and digital technologies, have expanded use cases, exposure and monetization opportunities for our Technology Platform and our customers. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing Brands, Creators and Users and attract new Brands, Creators, Users and partners.

We believe that the suite of tools and features that we offer are a key differentiator as we work to grow the scope and depth of engagement from Creators, Brands and users and continue to expand our ecosystem. We believe our Technology Platform delivers digital distribution tools that enable Creators and Brands to control how their content reaches a broad audience through multiple social media channels. Together with our analytical capabilities that track user engagement, we provide the opportunity for Creators and Brands to monetize content across multiple digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and more, which by extension generates revenue opportunities for us.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our Technology Platform allow us to deliver a robust solution to attract Creators and Brands. Our suite of tools allows for creative content development and distribution, as well as targeted interaction by Brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. On behalf of Brands, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of Creators and reach across the customer journey, from awareness to purchase to loyalty programs.

We plan to continue to invest and learn from our experiences to build features designed to separate us from our competition, with the goal of being the go-to platform for Creators seeking to distribute and monetize their content and for Brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so more economic return flows directly to the artists, influencers, athletes, celebrities and every-day users creating content and less flows to the big-tech intermediaries that dominate today.

Expand Our Experiential Offerings in Ways That Create Revenue Opportunities, Build Our Brand and Culture and Fuel Our Ecosystem

We have observed that younger demographics are increasingly prioritizing concerts, sports, and other entertainment options over material goods. According to a study conducted by Expedia and the Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 polled place more value on experiences than products or things. Because we deliver live and digital entertainment through our Technology Platform, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

BKFC and other live Events we produce are a source of content that afford us with opportunities to promote and leverage our Technology Platform and build our brand, in addition to being revenue generative in and of themselves. We believe these Events, featuring well-known names in music and athletics, attract individuals and businesses to our ecosystem and drive user engagement, and position us where we believe consumer interest is trending. We believe that these Events are exciting to our users, offer sponsorship and engagement opportunities for Brands, and provide inspiration to Creators. Combined with our suite of tools to market these Events on the Triller app, TrillerTV, and other social media platforms, we intend to continue to seek to monetize the interest in these Events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media products, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our Technology Platform, Events and content and distribution properties, we seek to foster value creation, for us and both the artists and influencers that use our Technology Platform.

Invest in Adjacent High Growth Industry Segments

Our global Technology Platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our Technology Platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments. We plan to execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Technology Platform

Our mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our Technology Platform. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our Technology Platform. We believe that owning a highly curated intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our Technology Platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed. We also believe that the insights that we have gained from our position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that informs our investment activities and has the potential to provide access to proprietary acquisition and investment opportunities.

Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We seek to leverage the experience and relationships of our management team, creative incentive structures to our partners and our portfolio of assets to attract Brands and Creators to our Technology Platform. This experience, together with learnings from our acquisitions to date and insights gained from our position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions at, and shaped the success of, major technology, media and entertainment companies. Our management team has a combination of expertise that spans technology, media and financial services, and is well equipped to lead what we believe is a paradigm shift in the creator economy. See “Management.”

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are significant growth opportunities incremental to our existing Technology Platform. In addition to continued focus on our selective acquisition strategy, we plan to seek organic and inorganic opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop technology to more effectively advertise products on our Technology Platform.

We seek to leverage our Technology Platform to expand globally. Together with our integrated capabilities, global reach can allow us to deepen relationships with existing Creators, Brands and users, attract new Creators, Brands and users in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our Technology Platform.

As we grow our Technology Platform, features and user base, we plan to continue to develop innovative marketing, advertising and commerce products that are compelling for Creators without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we intend to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver a high impact brand experience that can continue to attract more Brands, Creators and users to our Technology Platform.

We plan to continue to execute on our vision of offering Creators and Brands a highly differentiated portfolio of services, which has resulted in new sources of revenue, such as the revenue generated from e-commerce transactions, payment services and digital goods. We have also demonstrated the ability to scale these offerings to millions of Creators and Brands and billions of interactions. Given the size of the market opportunity and our ability to attract Creators and Brands, we believe that if we continue to execute on our strategy we have a clear path to attaining profitability.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are compelling for our partners and clients without compromising the experience for our users. We will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our Technology Platform.

Expand Content Verticals

Our Technology Platform experience originally focused on music and has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engines personalize the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Our Business and Industry Opportunity

We primarily operate in the North American digital media and live entertainment industries and offer diverse products and services that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

The top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Our portfolio of content is well positioned to take advantage of this trend. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include costs to curate and produce Events, as well as shifting customer preferences.

We believe our Technology Platform is at the crossroads of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. We have the ability to create, procure and cultivate satisfying consumer content, leveraging the secular trends identified above.

E-Commerce Industry

Our market includes the global e-commerce market, which was forecasted to be worth $5.7 trillion at the end of 2022 according to the Worldwide Ecommerce Forecast Update 2022 report published by Insider Intelligence. According to a Digital Commerce 360 analysis of U.S. Department of Commerce figures, United States online retail sales reached $1.03 trillion in 2022, which represents a 7.7 increase from $960.4 billion in 2021. A primary growth driver for global e-commerce marketing spend has been the dramatic shift away from traditional brick-and-mortar commerce to e-commerce due to the COVID-19 pandemic, and is expected to expand due to the convenience of online shopping and returns. To capitalize on this growth and generate revenue, we will have to continue to innovate and offer marketers a set of capabilities across our Technology Platform that cannot be easily replicated elsewhere.

Content Spend (Film & TV) Industry

Our market includes linear and digital media distributors. According to Ampere Analysis, global content spend exceeded $238 billion in 2022. Much of this increase has been driven by subscription video on demand platforms. Another growth driver for global content spend has been the dramatic expansion of the global over the top (“OTT”) media industry. According to Ampere Analysis, subscription OTT services increased investment in content by 20% in

2021 to nearly $50 billion representing a growth of over 50% as compared to 2019. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content. We are well positioned to capitalize on this increasing spend through our customer traction with major movie studios, streaming platforms and content owners around the world.

Experiences (Sporting Events, Concerts & Performing Arts)

Sporting events, concerts, and performing arts are core to our live Events, entertainment properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The events ticket market has the potential to grow by $14.9 billion during 2023 to 2027 and is expected to experience a CAGR of 4.5%, according to the recent Statista report Event Tickets — Worldwide. This growth is expected to be driven by the expected increasing use of mobile apps for booking tickets. The global sporting events segment, representing the largest segment of the global ticketing segment, is expected to reach $33.7 billion in 2024 and to grow at a CAGR of 2.95% from 2024 to 2028, reaching $37.94 billion by 2028. 3.91% to $37.16 billion by 2027, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a CAGR of 4% to $11 billion in 2024, driven by growing demand for live art performances.

Streaming Technology and Related E-Commerce Services

We believe proliferation trends in the digital content streaming market present an opportunity for streaming infrastructure providers capable of delivering an end-to-end solution for Creators and media rights owners who desire to launch their own content streaming services, and monetize their user bases in new ways, without incurring the significant costs inherent in developing underlying technology. We believe recent private company transactions in the space are an indication that the market is both underserved and ripe for further expansion. For example, in November 2022 Disney, then the majority equity owner of BAMtech Media (now Disney Streaming Services), a streaming infrastructure provider whose technology serves as the core streaming, account management and billing platform for Disney+, ESPN+ and Hulu, purchased all outstanding minority interests of BAMtech Media in a transaction that valued the company at $6 billion. Similarly, a November 2022 private equity investment led by General Atlantic in streaming infrastructure services provider Amagi valued the company at $1.4 billion. We have invested and expect to continue to invest in our streaming technology and infrastructure, including developing new ways for Creators and media rights owners to leverage user profiles and preferences and drive monetization through advertising, pay-per-view, subscription-based offerings and related e-commerce transactions.

Metaverse

According to Citigroup’s Metaverse and Money report published in March 2022, “the total addressable market for the Metaverse could be between $8 trillion and $13 trillion by 2030, with total Metaverse users numbering around 5 billion.” We believe that by investing in our Metaverz ecosystem now, while the industry is still nascent, will provide us with a lasting competitive advantage and allow us to shape consumer expectations.

Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry, with rights values appreciating consistently over the past decade. Market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2021, the value of global sports media rights totaled $55.1 billion, a 1.15% increase from the previous year, according to Sports Business Consulting’s Global Media Report 2022. According to the Business Research Company’s report, the global sports market as a whole is expected to reach $512 billion in 2023 and grow at a CAGR of 5.2% from 2022. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Marketing and Licensing

Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their Brands. According to Licensing International’s survey, global sales revenue generated from licensed merchandise and services grew to 340.8 billion in 2022, reflecting an 8.02% increase over the $315.5 billion generated in 2021. The entertainment/character sector remains the leading market share category, accounting for $138.1 billion, or 40.5% of the total global licensing market. The second largest sector was corporate Brands with $87.6 billion (25.7%). Sports licensing, in third place, totaled $37.3 billion with an 11% share.

Digital Advertising and Marketing Automation

The digital ad market is expected to surpass $300 billion by 2025, according to a 2022 report by Insider Intelligence Inc. For 2023, ad spending across 16 media platforms is forecasted to reach $165.7 billion, according to BIA Advisory Services. Roughly half of the ad spending is anticipated to be focused on digital media, wherein $33.5 billion is anticipated to go to mobile ad spending for smartphones. Additionally, marketing technology and marketing automation are a growing trend. 51% of companies are currently using marketing automation and 58% of B2B companies plan to adopt such technology. According to Sales Fusion, 77% of business owners had an increase in conversion after using marketing automation software. Key trends in marketing automation for 2022 include personalized email automation, social media marketing automation, chatbots, and ML and AI.

SMS and Artificial Intelligence Marketing

SMS marketing allows businesses to reach consumers directly through their phones. In 2022, there were 7.3 billion mobile phone users globally and 6.9 billion smartphone users, accounting for 86.3% of the world’s population. 83% of consumers receive text messages from companies. Click through rates for SMS marketing is 36% (as compared to 2% for email marketing messages). In 2022, global SMS marketing market was approximately $64.4 billion and is expected to grow to $84.9 billion by 2027. AI technology can be used in SMS marketing and more broadly across the technology marketing sphere. The global AI market was estimated to be worth $86.9 billion in 2022 and is expected to reach $407 billion by 2027. 52% of high performing marketing teams are looking to increase their usage of artificial intelligence.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “Triller,” “Triller Fight Club,” “TrillerFest,” “TrillerTV,” “FITE,” “Cliqz”, “Fangage”, “Julius” and “Thuzio” Brands in addition to the trademarks and copyrights associated with our content, Events, and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire are protected by trademarks and copyright, whether registered or unregistered. See Risk Factors — “We may be unable to protect our patents, trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.”

Competition

The global digital content marketplace and live events industry are highly competitive. We face competition from alternative providers of the services, content and events we and our customers offer and from other forms of entertainment and leisure activities, including other live, filmed, televised and streamed entertainment, content and events such as sporting events, concerts, broadcast television, and other forms of recreation and leisure. For a discussion of risks relating to our competitive environment, see Risk Factors —“Our market is competitive and dynamic. We face and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share.”

Other Internet Companies

The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to digital advertising. We compete for online advertisers with other internet companies, including major media companies, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, TikTok, Snap and Twitter, have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Facilities

The majority of our employees and service providers work remotely. Our registered corporate headquarters address is located in Los Angeles, California. We have leased offices in Broomall, Pennsylvania, where we currently lease approximately 725 square feet pursuant to a lease agreement that expires in October 2025. We have a regional presence through our employees and service providers in New York, New York; Palo Alto, California; Winter Park, Florida; New Delhi (Noida) (India); Sofia (Bulgaria); Amsterdam (Netherlands); and Toronto (Ontario, Canada). We also have a presence through service provider relationships in other international markets, such as France, Romania and the United Kingdom.

Human Capital

Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. We are committed to attracting, motivating, and retaining top professionals. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

We work to ensure that we provide a safe, inclusive, and positive employee environment for all our employees. As of December 31, 2023, we employ and engage the services of 206 employees and service providers across our enterprise. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Legal Proceedings

From time to time, we have and we may become involved in other legal proceedings arising in the ordinary course of business, including, but not limited to, class actions and claims related to our employment practices, payment of fees, licensing agreements, intellectual property and commercial arrangements. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained. We are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of any of our pending or future legal proceedings will not have a material adverse effect on our business, financial condition or results of operations, including for any particular reporting period. In addition, regardless of the outcome, legal proceedings may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Other than the following, we do not believe we are currently a party to any material legal proceedings.

Sony Music Entertainment

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint or the Complaint, against we alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. On May 16, 2023, the court entered partial final judgment in favor of Plaintiffs on Plaintiffs’ breach of contract claim and ordered the Company to pay Plaintiffs $4.6 million. Thereafter, the Company and the Plaintiffs entered into a Confidential Settlement Agreement dated July 21, 2023 to resolve Plaintiffs’ remaining claims and provide for an agreed plan for payment of the judgment, pursuant to which we agreed to pay an additional sum of money to Plaintiffs and, upon receipt by Plaintiffs of certain payments under the Agreement, Plaintiffs agreed to release claims arising under the Content Distribution Agreement, effective September 1, 2016, between the parties and this action. On May 22, 2024, Plaintiff filed a lawsuit against Triller Platform Co., Triller Corp., and Triller Hold Co LLC in New York for breach of settlement agreement. Though we have not fulfilled all of our payment obligations under the Agreement to date, we maintain an ongoing dialogue with Plaintiffs and make periodic progress payments when available. See Note 16, Subsequent Events. Within fifteen days of a direct listing, we will be obligated to pay the Plaintiffs pursuant to the Confidential Settlement Agreement.

Music Licensing

We have outstanding contractual obligations to various record labels, music publishers and performing rights organizations (collectively, “Rightsholders”) who have licensed to us the right to use sound recordings and musical compositions in connection with the operation of the Triller app and other aspects of our business. As of December 31, 2023, we have recorded liabilities in the amount of $27.3 million for unpaid amounts owed under its music licenses. We are also involved in various legal proceedings and has received threats of litigation from Rightsholders. We believe it may be or become liable to Rightsholders for additional amounts such as interest, penalty fees, attorneys’ fees, copyright infringement damages and other amounts, but is currently unable to estimate the probability of loss associated with these actions or the range or reasonably possible losses, if any, or the impact such losses may have on our results of operations, financial condition or cash flows.

Fox Plaza Lease

On August 29, 2023, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. We intend to vigorously defend ourselves in this matter. A mediation has been set for August 27, 2024. We have accrued a liability for this loss contingency in the amount of $1.0 million. It is reasonably possible that the potential loss may exceed our accrued liability.

Former Employee Claims

On September 27, 2022, a former employee, filed a complaint against us, our former Chief Executive Officer, Mahi de Silva, and our former Chief Financial Officer, Paul Kahn, in the Superior Court of California, County of Los Angeles alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of the Plaintiff’s employment with us in July 2022. On December 5, 2022, we filed a motion to compel arbitration, and, on June 5, 2023, the court ruled in our favor. Plaintiff filed a demand for arbitration on June 6, 2023, seeking approximately $0.9 million in damages. We filed an answer on June 20, 2023. Discovery has not commenced. We intend to vigorously defend ourselves in this matter and believe we will ultimately prevail.

On April 24, 2023, a former employee filed a complaint against us and Proxima Media, LLC in the Superior Court of California, County of Los Angeles, alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of plaintiff’s employment on July 31, 2022. The case is proceeding in arbitration and an evidentiary hearing is scheduled for February 29, 2024. Plaintiff is seeking to exercise approximately $2.87 million in warrants. We intend to vigorously defend ourselves in this matter.

Music Licensing Dispute

On January 5, 2023, Universal Music Publishing, Inc. filed a complaint against Triller Platform Co. f/k/a Triller, Inc. in the Superior Court of California, County of Los Angeles alleging breach of contract seeking outstanding amounts owed under various licensing agreements. On February 28, 2023, Triller Platform Co. filed an answer in which it conceded liability under such agreements but contested the claimed damages. On August 31, 2023, the plaintiff filed a motion for summary judgment seeking damages in the amount of $2.9 million, reflecting the sum of unpaid amounts under the agreements and interest at a rate of 10 percent per annum commencing on January 5, 2023. On December 19, 2023, judgment was entered in plaintiff’s favor, and plaintiff was awarded $2.1 million in damages, plus interest at the rate of 10% per annum accruing from November 21, 2023 until the judgment is paid in full. Plaintiff was additionally awarded its litigation costs in an amount that has not been determined. A judgment lien in the amount of $2,233,945.37 has been perfected in the State of California against all property of Triller Platform Co. f/k/a Triller, Inc. that may attach under Section 697.530 of the California Code of Civil Procedure. An additional judgment lien in the amount of $2,187,959.45 has been perfected in the State of California against all property of Triller Corp. that may attach under Section 697.530 of the California Code of Civil Procedure.

Samsung Arbitration Award

On July 1, 2022, Samsung Electronics Co., Ltd. filed a request for arbitration with the secretariat of the International Chamber of Commerce alleging that Triller Platform Co. f/k/a Triller, Inc. had breached a commercial agreement between the two parties by failing to pay $1.8 million of the amounts owed under the contract. As a result of the arbitration, the arbitrator issued a final award on July 1, 2023, awarding $2.4 million in damages to the plaintiff, plus interest at a rate of 1% per month until repaid. On May 2, 2024, Samsung filed its Motion to Confirm Arbitration Award in United States District for the Central District of California.

On May 31, 2024, the Court granted the motion and entered judgment against Triller Platform Co. The judgment is immediately enforceable. We have included these liabilities in its accounts payable and legal contingencies. A petition to confirm the judgment was filed in the state of California on January 11, 2024. It continues to accrue interest until paid. A judgment lien in the amount of $2,601,097.97 has been perfected in the State of California against all property of Triller Platform Co. f/k/a Triller, Inc. that may attach under Section 697.530 of the California Code of Civil Procedure. We have included these liabilities in its accounts payable and legal contingencies.

Wixen Music Publishing

In 2020, Wixen Music Publishing, Inc. (“Wixen”) sued us for copyright infringement. In September 2022, we entered into a Settlement Agreement with Wixen whereby we are obligated to pay Wixen a total of $10.0 million in scheduled payments through September 2024. We have paid Wixen approximately $4.5 million, but have recently missed a payment which has triggered penalties under this Settlement Agreement. We maintain an ongoing dialogue with Wixen and make periodic payments when able.

Concentrix Daksh Services Private India Limited v. Triller, Inc., JAMS Arbitration Ref. No. 5220004848; (5209.80)

Concentrix commenced arbitration against Triller on or around March 19, 2024 for breach of contract and seeks damages for future service fees under the contract for thirteen (13) months at a rate of $150,000.00 per month based on its allegation that Triller wrongfully and prematurely terminated the contract before its term expired.

The parties have briefed JAMS on the issue of jurisdiction. Triller argues that JAMS has no jurisdiction per the parties’ choice of law and venue clause, and that this case must be adjudicated in India along with Concentrix’s other action that is currently pending there against Triller for past due service fees under the same agreement. JAMS has indicated that it has jurisdiction to determine the threshold issue of whether this matter can be adjudicated at JAMs or whether it must be adjudicated in a court in New Delhi, India.

Triller estimates a settlement or judgment would result in approximately $2.0 million.

Epic Promotions v. Triller Fight Club, United States District Court for the Southern District of Florida Case No. 9:24-cv-80409; (5209.74)

This is a contract dispute between Triller Fight Club LLC and fighters and their manager, Epic Promotions. Triller owes fighters over $1,000,000.00 per settlement agreement related to Triller’s earlier nonpayment. Epic desires to work with Triller to produce future fights, and understands Triller is not currently able to contribute any cash to a fight. Triller might partner with Epic and the fighters on distribution of a March 2024 fight, but that fight will not have any effect on money due and owing under settlement agreement.

On April 5, 2024, Epic commenced litigation in the District Court for the Southern District of Florida against Triller for breach of the settlement agreement praying for $1,760.000.00 in damages plus it’s attorney’s fees which shall be awarded to the prevailing party per the settlement agreement. Triller has retained local Florida counsel and will file a motion to dismiss the complaint for lack of personal jurisdiction and improper venue. If the motion is successful, the case will be dismissed. However, Epic could refile it in California.

Concentrix Daksh Services India Pvt. Ltd. v. Triller Inc. (India)

On or about January 12, 2023, Concentrix Daksh Services India filed a complaint against Triller Inc. in Gurugram District and Sessions Courts alleging failure to pay service fees in the sum of $777,585. We have opposed such action based on lack of proper jurisdiction in the subject court and shall continue to vigorously the subject litigation.

Sony Music Publishing Europe Limited v. Triller Platform Co. (England)

On or about February 23, 2024, Sony Music Publishing Europe Limited filed a Particulars of Claim in the High Court of Justice for the Business and Property Courts of England and Wales. The subject claim alleges past due license fees and other dues payable in the sum of $3,807,500 plus interest. We intend to vigorously defend this matter.

Verzuz Settlement

Effective February 16, 2024, Triller Hold Co LLC and Triller Platform Co. f/k/a Triller, Inc. (collectively, the “Company”) entered into an Amended and Restated Settlement and Release Agreement with the founders of Verzuz LLC (the “Settlement Agreement”) whereby the parties agreed among other items to mutually release each other from certain liabilities and (i) the Company agreed to pay, as reimbursement for attorneys’ fees incurred in connection with Settlement Agreement and prior settlement agreements, the founders of Verzuz the sum of $0.4 million; (ii) the Company agreed to relinquish and assign certain Verzuz intellectual property including trademarks to the founders of Verzuz; (iii) the Verzuz founders agreed to terminate convertible notes having an aggregate principal amount of $10.0 million and extinguish accrued interest payable on these notes through the Settlement Agreement date; (iv) the Verzuz founders agreed to amend and thereby reduce two (2) of the Verzuz convertible notes having an aggregate principal amount of $27.0 million reduced to an aggregate balance of $17.0 million and extinguish accrued interest payable on the amended convertible notes through the Settlement Agreement date and amend such notes such that said amended convertible notes would convert automatically upon certain events including a reorganization of Triller Hold Co LLC. Immediately prior to Triller Hold Co’s Reorganization, the Verzuz founders’ aggregate $17.0 million notes and note balances were automatically converted into Class B units of Triller Hold Co. LLC. Upon consummation of the Triller Hold Co Reorganization, the Triller Hold Co LLC Class B units issued to the Verzuz founders were exchanged into shares of the Company’s Series A common stock and subject to customary lockup agreement terms and carry registration rights.

Direct Listing

On August 2, 2023, Triller filed its first public registration statement on Form S-1 with the SEC. Triller was formed for the purpose of completing a direct listing of its securities. Triller subsequently publicly filed five amendments to its initial registration statement, the most recent of which was filed with the SEC on January 29, 2024. Following merger discussions with AGBA and in connection with subsequent signing of the Merger Agreement on April 16, 2024, Triller formally abandoned its direct listing process and formally withdrew its registration statement with the SEC on May 16, 2024.

Amended and Restated SEPA

On April 25, 2024, AGBA and Triller entered into the Amended and Restated Standby Equity Purchase Agreement (“A&R SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”). The A&R SEPA amended and restated certain Standby Equity Purchase Agreement entered by Yorkville and Triller dated October 23, 2023. Pursuant to the A&R SEPA, Triller, or AGBA after the transactions contemplated by the Merger Agreement (the “Merger”) are closed (for purposes of this subsection only, Triller before the Closing, and AGBA after the Closing, are referred to as the “Company”), has the right to sell to Yorkville up to $500 million of ordinary shares, par value $0.001 per share, of the Company, (“Common Shares”), subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of Common Shares to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of Common Shares to Yorkville under the SEPA except in connection with notices that may be submitted by Yorkville, in certain circumstances as described below.

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the Common Shares issuable under the SEPA declared effective by the Securities and Exchange Commission after the Merger is closed, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct Yorkville to purchase a specified number of Common Shares (“Advance”) by delivering written notice to Yorkville (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the greater of the aggregate daily traded amount over the three trading days immediately preceding an Advance Notice.

The Common Shares purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to (a) 95% of the lowest daily VWAP of the Common Shares during the period of the delivery date of the Advance Notice (the “Advance Notice Date”) commencing (i) if submitted prior to the open of trading, the open of trading on such day, or (ii) if submitted after the open of trading, upon receipt by confirmed by the Company, ending at 4:00 pm ET on the Advance Notice Date; or (b) 97% of the lowest daily VWAP of the Common Shares on the three consecutive trading days commencing on the date of the Advance Notice Date, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. “VWAP” is defined as the daily volume weighted average price of the shares of common stock for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

In connection with the SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of up to $8.51 million (the “Pre-Paid Advance”). The purchase price for the Pre-Paid Advance is 94.0% of the principal amount of the Pre-Paid Advance. Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 5%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date of the Convertible Note issue in connection with each Pre-Paid Advance will be 12 months after the issuance date of such Convertible Note. Yorkville may convert the Convertible Notes into shares of the Common Shares at any time after the Merger at a fixed conversion price (the “Conversion Price”) equal to (i) the principal mount and interests, divided by (ii) the determination of the lower of (a) 100% of the VWAP during the ten trading days preceding the closing date of the Merger (the “Fixed Price”), or (b) 92.5% of the lowest daily VWAP during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Price”), provided that the Variable Price shall not be lower than the Floor Price. The “Floor Price”, solely with respect to the Variable Price, shall be equal to (i) a price equal to 20% of the average of the daily VWAPs during the ten (10) trading days immediately preceding the closing date of the Merger, and (ii) from and after the date of effectiveness of the initial registration statement, 20% of the VWAP of the trading day immediately prior to the date of effectiveness of the initial registration statement, if such price is lower than the price in part (i) of this sentence. Notwithstanding the foregoing, the Company may reduce the Floor Price to any amounts set forth in a written notice to the holder; provided that such reduction shall be irrevocable and shall not be subject to increase thereafter.

Beginning on the seventh (7th) day after a Trigger Event occurs, the Company shall repay a portion of the outstanding balance of the Pre-Paid Advance in an amount equal to (i) $1,750,000 (the “Triggered Principal Amount”), plus (ii) the a payment premium of 7.5% of such Triggered Principal Amount, and (iii) accrued and unpaid interest hereunder as of each payment date. At any time or times on or after the Merger, Yorkville shall be entitled to convert any portion of any due and unpaid outstanding amount under the Convertible Note at the Conversion Price. In addition, upon the occurrence and during the continuation of an event of default, the Convertible Notes shall become immediately due and payable. In no event shall Yorkville be allowed to effect a conversion if such conversion, along with all other Common Shares beneficially owned by Yorkville and its affiliates would exceed 4.99% of the outstanding shares of the common stock of the Company. “Trigger Event” shall mean (i) from and after the consummation of the Merger, if and when the daily VWAP is less than the Floor Price for any five (5) of seven (7) consecutive trading days, (ii) unless the Company has obtained the approval from its shareholders in accordance with the rules of Nasdaq for the issuance of Common Shares pursuant to the transactions contemplated in Convertible Notes and the A&R SEPA in excess of the 20% of the issued and outstanding Common Shares(the “Exchange Cap”), the Company has issued in excess of 99% of the Common Shares available under the Exchange Cap (an “Exchange Cap Trigger”), or (iii) the Company is in material breach of the Registration Rights Agreement, and such breach remains uncured for a period of 20 trading days, or the occurrence of a registration event as set forth in the Registration Rights Agreement (the last such day of each such occurrence, a “Trigger Date”).

Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the A&R SEPA requiring the issuance and sale of Common Shares to Yorkville at the Conversion Price in consideration of an offset of the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed the 4.99% ownership limitation, does not exceed the Exchange Cap or the amount of shares of common stock that are registered. As a result of a Yorkville Advance, the amounts payable under the Convertible Notes will be offset by such amount subject to each Yorkville Advance.

Under the applicable Nasdaq rules, in no event may the Company issue to Yorkville under the Purchase Agreement more than 14,870,832 Common Shares, which number of shares is equal to 19.99% of the Common Shares outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains stockholder approval to issue Common Shares in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by Yorkville for all of the Common Shares that the Company directs Yorkville to purchase from the Company pursuant to the Purchase Agreement, if any, equals or exceeds the lower of (a) the official closing price of the Common Shares on Nasdaq immediately preceding the execution of the Purchase Agreement and (b) the average official closing price of the Common Shares on Nasdaq for the five consecutive trading days immediately preceding the execution of the Purchase Agreement, adjusted as required by Nasdaq so that the Exchange Cap limitation will not apply to issuances and sales of Common Shares pursuant to the A&R SEPA. Moreover, the Company may not issue or sell any Common Shares to Yorkville under the A&R SEPA which, when aggregated with all other Common Shares then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Yorkville beneficially owning more than 4.99% of the outstanding shares of Common Shares.

The SEPA will automatically terminate on the earliest to occur of (i) the 36-month anniversary of the date of the SEPA or (ii) the date on which the Company shall have made full payment of Advances pursuant to the A&R SEPA. The Company has the right to terminate the SEPA at no cost or penalty upon five (5) trading days’ prior written notice to Yorkville, provided that there are no outstanding Advance Notices for which shares of common stock need to be issued and the Company has paid all amounts owed to Yorkville pursuant to the Convertible Notes. The Company and Yorkville may also agree to terminate the SEPA by mutual written consent. Neither the Company nor Yorkville may assign or transfer our respective rights and obligations under the SEPA, and no provision of the SEPA may be modified or waived by us or Yorkville other than by an instrument in writing signed by both parties.

As consideration for Yorkville’s commitment to purchase the shares of common stock pursuant to the A&R SEPA, Triller has paid Yorkville, (i) structuring fee in the amount of $25,000 and shall pay (ii) a commitment fee equal to 0.35% of $500 million of Common Shares to be paid by Triller on the six month anniversary of the date of the A&R SEPA in cash, or (ii) if earlier, by the Company by the fifth trading day following the Merger by the issuance to Yorkville of such number of Common Shares that is equal to $500 million of Common Shares divided by the average of the daily VWAP of the Common Shares for the first three trading days immediately following the consummation of the Merger (collectively, the “Commitment Shares”).

Pursuant to the A&R SEPA, at the Merger, AGBA shall also issue a warrant (the “Common Warrant”) to Yorkville to purchase up to a number of shares of Class A common stock, par value $0.0001 per share of Triller Corp. equal to 25% of the principal amount of the Pre-Paid Advance divided by a price equal to the Fixed Price, each such Common Warrant with an exercise price equal to the Fixed Price (subject to adjust therein).

The A&R SEPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The parties to the A&R SEPA also entered into a registration rights agreement (the “RRA”) to file with the Securities and Exchange Commission a registration statement covering the resale of all of the registrable securities under the RRA.

Triller Hold Co LLC executed a Guarantee and a Pledge Agreement, each dated April 25, 2024, regarding the obligations of the Company under the A&R SEPA.

Information about the A&R SEPA and related documents, including the full text of the A&R SEPA, are contained in the Current Report on Form 8-K filed by AGBA with the SEC on May 1, 2024, which is incorporated by reference into this proxy statement.

On June 28, 2024, AGBA, Triller and Yorkville entered into the See “The Merger — Agreements Entered into Subsequent to the Merger Agreement — Second A&R SEPA.”

Financial Information

Financial Information for Triller

Please refer to the audited financial statements of Triller for the fiscal years ended December 31, 2023 and December 31, 2022 included elsewhere in this proxy statement.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TRILLER

Unless the context otherwise requires all references in this section to “Triller,” or the “Company,” refer to the business of Triller Hold Co LLC and its subsidiaries prior to the Triller Reorganization and to Triller Corp and its subsidiaries effective as of the Reorganization.

The following discussion and analysis provide information which Triller’s management believes is relevant to an assessment and understanding of Triller’s consolidated results of operations and financial condition. The discussion should be read together with the consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and the three months ended March 31, 2024 and 2023 and the related notes, elsewhere in this proxy statement.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Triller’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risks Relating to Triller’s Business” in this proxy statement.

Forward-Looking Statements

The information in this discussion contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to, statements concerning Triller’s strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Triller may not actually achieve the plans, intentions, or expectations disclosed in Triller’s forward-looking statements and you should not place undue reliance on Triller’s forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that Triller makes. These forward-looking statements involve risks and uncertainties that could cause Triller’s actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Triller’s filings with the SEC. The forward-looking statements are applicable only as of the date on which they are made, and Triller does not assume any obligation to update any forward-looking statements.

Overview

Triller is a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituency of Creators and Brands around the world. “Creators” include influencers, artists, athletes and public figures that utilize Triller’s Technology Platform to create and publish content. Famous Creators that use Triller’s Technology Platform include influencers like Charli D’Amelio and Bryce Hall and music artists like The Weeknd. “Brands” are companies, products or product lines which are active on Triller’s Technology Platform and utilize or have utilized one or more of Triller’s products or services offered through Triller’s Technology Platform (“Direct Brands”), or companies, products or product lines whose associated data Triller tracks, report on and make available to Triller’s clients as part of one or more of Triller’s product offerings (“Tracked Brands,” and collectively with Direct Brands, “Brands”). Brands that have utilized or continue to utilize Triller’s platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball.

Key Acquisitions

Triller has grown its business primarily through acquisitions. Triller made the following acquisitions during the year ended December 31, 2022:

•        BKFC on April 1, 2022;

•        Fangage on November 1, 2022; and

•        Julius on November 11, 2022.

Discontinued Operations

In June 2022, Triller’s management announced its intentions to strategically divest the Triller Fight Club Event Production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by Triller and Triller no longer incurs any material production and operating costs associated with TFC Productions. As a result of these actions, TFC Productions is reported as a discontinued operations in the consolidated financial statements for all periods presented.

Non-GAAP Financial Measures

In addition to Triller’s results of operations determined in accordance with GAAP, Triller believes the following non-GAAP measure, Adjusted EBITDA, is useful in evaluating Triller’s operational performance. Adjusted EBITDA has limitations as an analytical tool and when assessing Triller’s operating performance and should not be considered in isolation or as a substitute for GAAP measures. Triller may calculate or present its non-GAAP financial measure differently than other companies who report measures with the similar titles and, as a result, the non-GAAP measure Triller reports may not be comparable with that of companies in its industry or in other industries.

Triller believes that Adjusted EBITDA, the non-GAAP financial measure Triller uses, is useful in evaluating its operational performance. Triller uses this non-GAAP financial measure to evaluate its ongoing operations and for internal planning, budgeting and forecasting purposes. Triller believes that non-GAAP financial information, may be helpful to investors in assessing Triller’s operating performance and comparing Triller’s performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Triller’s computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. Triller endeavors to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. The non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Three months ended March 31, 2024 compared to the three months ended March 31, 2023

Revenues

Revenue increased by $0.8 million, or 9%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The increase was attributable to year-over-year increases in Brand and Consumer revenue of $0.5 million and $0.3 million, respectively. Brand revenue growth was driven by $1.1 million in in our brand advertising campaigns and related SaaS fees, which were offset by $0.6 million reduction in PPV and related subscription revenue from Triller TV. Consumer revenue increase was driven by a $0.3 million increase in BKFC licensing fees and subscriptions.

Cost of Revenue

Cost of revenue decreased by $0.6 million, or 7%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The decrease was attributable to decreases in Brand and Consumer cost of revenue of $0.5 million and $0.1 million. Brand decrease was primarily due to lower cost of revenue from Triller TV business as a result of reduction in provider revenue share costs.

Research and Development

Research and development expenses decreased by $0.5 million, or 19%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The decrease was primarily attributable to reduced spend in hosting software and technology related to Triller’s Technology Platform.

Selling and Marketing

Selling and marketing expenses decreased by $2.2 million, or 52%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The decrease was primarily attributable to lower marketing and advertising spend as part of Triller’s efforts to reduce overall operating costs by leveraging the acquisitions and Technology Platform to advertise Triller’s offerings across its platform as well as focusing its efforts on its core audiences.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $3.5 million, or 31%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The decrease was attributable primarily to reduction of music licensing costs, legal costs, and stock compensation expense.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense decreased by $6.8 million, or 92%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 as a result of the impairment of intangible assets for the year-ended December 31, 2023.

Change in fair value of warrants and long-term debt

The change in fair value of warrants and long-term debt as of the three months ended March 31, 2024 resulted in a loss of $2.8 million, compared to a $6.4 million loss as of the three months ended March 31, 2023, which represents a $3.6 million gain period over period. The gain is primarily due to the change in fair value of underlying Common B Units in each period.

Interest Expense

Interest expense increased by $4.0 million, or 1240%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

Settlement of Anti-Dilution Provision

Settlement of anti-dilution provision was $41.1 million for the three months ended March 31, 2024; there was no provision for the three months ended March 31, 2023.

Gain on Cancellation of Warrants

Gain on cancellation of warrants was $7.3 million for the three months ended March 31, 2024; there was no gain or loss for the three months ended March 31, 2023.

Income tax benefit (expense) from Continuing Operations

Income tax benefit decreased by $1.8 million, or 100%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

Net Loss (Income) from Discontinued Operations

There was zero net income or expense from discontinued operations for the three months ended March 31, 2024 compared to $0.2 million gain in the three months ended March 31, 2023, representing a decrease in gain of $0.2 million or 100%. We discontinued the TFC Productions operation after the six months ended June 30, 2022. The net $0.2 million income from discontinued operations during the three months ended March 31, 2023 represents refunds of fees paid in 2023.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues

Revenue decreased by $2.1 million, or 4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was attributable to year-over-year decreases in event revenue for Thuzio, which declined by $4.4 million primarily as a result of a lack of marquee Events in the 2023 period; brand promotion and sponsorship revenue, which declined by $3.4 million; FITE PPV revenue, which declined by $3.0 million; and Amplify.ai revenue, which declined by $2.7 million. The decrease in revenue was partially offset by the acquisitions of BKFC and Julius, which contributed revenue of $8.3 million and $3.3 million, respectively.

Cost of Revenue

Cost of revenue increased by $1.5 million, or 4%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily attributable to the acquisitions of BKFC and Julius, which included cost of revenues of $12.1 million and $0.7 million, respectively. These increases in cost of revenue were partially offset by year-over-year decreases in costs of revenue for the Triller app, Amplify, TrillerTV and Thuzio of $4.9 million, $1.3 million, $1.7 million and $3.3 million, respectively.

Research and Development

Research and development expenses decreased by $2.5 million, or 21%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily attributable to reduced spend in hosting software and technology related to Triller’s Technology Platform.

Selling and Marketing

Selling and marketing expenses decreased by $18.5 million, or 60%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily attributable to lower marketing and advertising spend as part of Triller’s efforts to reduce overall operating costs by leveraging the acquisitions and Technology Platform to advertise Triller’s offerings across its platform as well as focusing its efforts on its core audiences.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $44.6 million, or 44%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was attributable primarily to reduction of music licensing costs for $19.5 million, legal costs for $12.3 million, and a reduction in stock compensation of $7.9 million.

Contingent Consideration

The change in fair value of contingent consideration as of the year ended December 31, 2023 resulted in an expense of $11.0 million, compared to a $1.8 million expense as of the year ended December 31, 2022, which represents a $9.2 million increase in contingent consideration expense period over period. For the year ended December 31, 2023, the change in fair value of contingent consideration primarily consisted of a $14.0 million increase in BKFC acquisition contingent consideration offset by a decrease in fair value of contingent consideration of $3.0 million for the Julius acquisition. For the year ended December 31, 2022, the change in fair value of contingent consideration primarily consisted of a $2.8 million increase in Verzuz acquisition contingent consideration and a decrease in fair value of contingent consideration of $1.0 million for the Julius acquisition.

Loss Contingency

The Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputed that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right. The matter was settled on February 16, 2024. As a result of the settlement, Verzuz extinguished $20 million of outstanding principal balance of the convertible notes and the Company returned to Verzuz members all Verzuz intellectual property and the Company recorded a non-cash litigation loss of $58.3 million (the overall loss on the settlement transaction).

Additionally, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. We intend to vigorously defend ourselves in this matter. A mediation has been set for August 27, 2024. We have accrued a liability for this loss contingency in the amount of $1.0 million. It is reasonably possible that the potential loss may exceed our accrued liability.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $5.0 million, or 20%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily attributable to finite-lived intangible assets recognized in connection with Julius, Fangage, BKFC, TrillerTV, Thuzio and Amplify.ai acquisitions. Additional increase related to the acquisitions of Julius, Fangage and BKFC, whose depreciation and amortization from continuing operations increases were $8.2 million, $8.9 million and $0.4 million, respectively.

Asset Impairment

During the fourth quarter of fiscal 2023, the Company identified triggering events for impairment primarily attributable to the ongoing litigations. In addition, the estimated future cash flows generated through the use of intangible assets declined. These declines were due primarily to the fact that these businesses are expected to be generating significant losses in the future until additional investments are made. For the Company’s identifiable intangible assets subject to amortization, management believed there were unfavorable changes to assumptions and factors that occurred during fiscal 2023 that would indicate impairment. The estimated undiscounted future cash flows attributable to the amortizable intangibles are projected to be less than the carrying values for developed technology, trademarks and tradenames and customer-related intangibles. Therefore, the Company updated the fair values for identifiable intangibles using the income approach as of December 31, 2023. The Company compared the fair values to their carrying values, which resulted in aggregate impairment losses of $83.9 million.

Change in fair value of warrants and long-term debt

The change in fair value of warrants and long-term debt as of the year ended December 31, 2023 resulted in a loss of $19.7 million, compared to a $26.6 million gain as of the year ended December 31, 2022, which represents a $46.3 million loss period over period, which was primarily due to the change in fair value of underlying Common B Units in each period. In 2022, we early adopted ASU 2020-06, Debt — Debt with Conversion and Other Options, and began fair valuing convertible debt instruments entered into after June 30 2022.

Interest Expense

Interest expense increased by $10.0 million, or 39%, for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Income tax benefit (expense) from Continuing Operations

Income tax benefit increased by $10.4 million, or 168%, for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net Loss (Income) from Discontinued Operations

Net income from discontinued operations was $0.2 million for the year ended December 31, 2023 compared to $38.1 million loss in the year ended December 31, 2022, representing a decrease in loss of $38.3 million or 101%. We discontinued the TFC Productions operation after the six months ended June 30, 2022. The loss during the year ended December 31, 2022 represents the net cost to discontinue the TFC Production operation. The net $0.2 million income from discontinued operations during the year ended December 31, 2023 represents refunds of fees paid in 2023.

Liquidity and Capital Resources

As of March 31, 2024, Triller had cash, cash equivalents and marketable securities of $0.8 million. As of December 31, 2023, Triller had cash, cash equivalents and marketable securities of $1.8 million.

Operating Activities

During the three months ended March 31, 2024, net cash used in operating activities was $3.8 million, compared to net cash used in operating activities of $9.7 million during the three months ended March 31, 2023. Our operating activities included net losses of $43.2 million and $28.8 million for the three months ended March 31, 2024 and 2023, respectively, which were offset by non-cash adjustments of $118.4 million and $12.3 million, respectively. Net change in Triller’s working capital resulted in decrease of $70.9 million in provided by operating activities during the three months ended March 31, 2024, and a $6.7 million increase during the three months ended March 31, 2023. The net change in non-cash operating activity is due to $82.0 million Verzuz related asset impairments in the three months ended March 31, 2024. The net changes in working capital for all periods presented are primarily due to the reduction in legal settlement accrual of $79.9 million.

During the year ended December 31, 2023, net cash used in operating activities was $40.2 million, compared to net cash used in operating activities of $103.4 million during the year ended December 31, 2022. Our operating activities included net losses of $298.8 million and $195.6 million for the year ended December 31, 2023 and 2022, respectively, which were offset by non-cash adjustments of $168.5 million and $29.6 million, respectively. Net change in Triller’s working capital resulted in increase of $90.1 million in cash provided by operating activities during the year ended December 31, 2023, and a $59.2 million increase during the year ended December 31, 2022. The net changes in working capital for all periods presented are primarily due to the timing of cash receipts from Brands and consumers and payments to vendors.

Investing Activities

Net cash used in investing activities was $0.5 million for the three months ended March 31, 2024 and $1.2 million for the three months ended March 31, 2023. Investing activity in 2024 and 2023 was driven by Triller’s continued investment in capitalized internal use software for its platform.

Net cash used in investing activities was $3.6 million for the year ended December 31, 2023 and $12.1 million for the year ended December 31, 2022. This was driven by Triller’s continued investment in capitalized internal use software for its platform in the year ended December 31, 2023, and purchase of businesses, net of cash acquired in the year ended December 31, 2022.

Financing Activities

Net cash provided by financing activities was $3.0 million and $12.5 million for the three months ended March 31, 2024 and 2023, respectively. Net cash provided by financing activities was primarily driven by proceeds from subscriptions to the Convertible Notes of $3.3 million and $12.6 million for the three months ended March 31, 2024 and 2023, respectively.

Net cash provided by financing activities was $42.3 million and $61.9 million for the year ended December 31, 2023 and 2022, respectively. Net cash provided by financing activities was primarily driven by proceeds from Notes Payables of $17.8 million for the year ended December 31, 2022 and subscriptions to the Convertible Notes of $44.0 million and $50.4 million for the year ended December 31, 2023 and 2022, respectively. The December 31, 2022 proceeds from financing activities were partially offset by repayments to earn-out liabilities of $2.3 million related to the 2021 acquisition of Verzuz.

Off-Balance Sheet Arrangements

Triller does not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(a)(4).

Market for Triller’s Equity Interests, Related Stockholder Matters and Purchases of Equity Interests

Market Information

Triller’s Stockholder Interests are not currently traded on any exchange.

Dividends

Triller has not paid cash dividends on its stock since inception and has no intention to do so in the foreseeable future.

Equity Compensation Plans

Third Amended and Restated 2021 Equity Incentive Plan (the “2021 Plan”)

On July 31, 2021, Triller’s board of directors approved the 2021 Plan and initially reserved 32,531,510 Class B units for issuance. On September 30, 2023, Triller’s board of directors approved an amendment to the 2021 Plan that increased the reserve to 117,531,510 Class B units. Triller’s board of directors subsequently approved an amendment to the 2021 Plan to amend the permissible treatment of outstanding awards under the 2021 Plan upon a corporate transaction. Triller Corp. assumed the 2021 Plan and all equity awards granted under the 2021 Plan at the closing of the Triller Reorganization. Awards granted under the plan may be of shares of Series A common stock of Triller, restricted stock units or options to acquire shares of Series A common stock. The 2021 Plan provides that in the event that Triller is a party to a merger or consolidation, or in the event of a sale of all or substantially all of Triller’s units or assets, all units issued under the 2021 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which Triller is a party, in the manner determined by Triller’s board of directors). The treatment specified in such definitive agreement may include the following with respect to outstanding awards under the 2021 Plan (i) (X) assumption, (Y) continuation or (Z) substitution of such awards with awards in the acquiror, (ii) cancellation of such awards for a payment to the participant with respect to each unit subject to the portion of an award that is vested as of the transaction date equal to the excess of (A) the value of the property (including cash) received by the participant as a result of the transaction over, to the extent applicable, (B) the per-unit exercise price of the award, or (iii) that such awards may be cancelled without the payment of any consideration, subject to certain notice periods for vested options, and in the case of restricted unit awards or restricted equity units, participants shall be entitled to the original purchase price, if any. Further, the participant’s right to exercise an option granted under the 2021 Plan during a limited period of time preceding the closing of the transaction may be suspended if such suspension is administratively necessary to permit the closing of the transaction and any right the participant has to exercise the award prior to vesting in the units subject to the award may be terminated, such that following the closing of the transaction the award may only be exercised to the extent it is vested.

Triller Corp. assumed the 2021 Plan and all equity awards granted under the 2021 Plan at the closing of the Triller Reorganization.

2020 Equity Incentive Plan (the “2020 Plan”)

On October 1, 2020, Triller’s board of directors approved the 2020 Plan and initially reserved 15,862,891 service provider units for issuance thereunder. Awards granted under the 2020 Plan are intended to qualify as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43. The 2020 Plan provides that upon the effectiveness of a Change in Control (as defined in the 2020 Plan), all units issued under the 2020 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which Triller is a party, in the manner determined by Triller’s board of directors), which agreement or determination need not treat all units in an identical manner.

Key Operating Metrics

Our mission is to build and amplify relationships between Brands, Creators and audiences to drive cultural experiences, content and commerce. We view our Technology Platform as a marketing engine that helps Brands (including the Brands we own) optimize their ability to sell products and services through various social channels. Our Technology Platform is designed to generate revenue through the dissemination of advertising content to increase awareness and engagement for a Brand’s goods and services.

We have strived to create a common definition of our operating metrics throughout our ecosystem. This includes companies or businesses we have acquired and integrated into our Technology Platform, as well our homegrown brands. These common definitions are applied to the methodology by which we count our key operating metrics: (i) total Consumer Accounts, (ii) total Events, (iii) number of Brands, and (iv) number of Creators. Each of the key operating metrics we monitor impacts our results of operations, and although there is not necessarily a direct correlation between each of these key operating metrics and our results of operations in a given period, these key operating metrics help inform our strategic initiatives and serve as indicia of the size of our market opportunity. As a result, we believe these key operating metrics are useful for investors to help them better evaluate our prospects and our current and future value.

Total Consumer Accounts.    The total number of Consumer Accounts across our Technology Platform provides insight into the popularity and utility of our offerings and is an important metric for our business. “Consumer Accounts” are counted when consumers create accounts on a Triller brand or owned property and also when we employ our Technology Platform to create accounts on behalf of our Brands and Creators. We define total Consumer Accounts as the total number of individual Consumer Accounts recorded in databases across the Triller app) TrillerTV and BKFC (whether they are active or inactive on our Technology Platform) at or around the time of measurement, that we track and that are able to benefit from the services and features offered through our Technology Platform during the reported period. Furthermore we differentiate between Consumer Accounts that are owned by Triller and Triller brands (of which we had 286,726,082 at March 31, 2021, which increased to 337,037,711 at March 31, 2024) and Consumer Accounts that are established on behalf of our Brand and Creator partners (of which we had 56,879,462 at March 31, 2021, which increased to 108,627,542 at March 31, 2024). With respect to individual services, we do not count duplicate Consumer Accounts, however there may be duplicate Consumer Accounts across disconnected services such as a Consumer Account for a Triller owned brand and a Consumer Account we established on behalf of a Triller brand customer’s social media account on Facebook, Instagram, YouTube, or other platforms. We believe Consumer Accounts is an important metric for our business because it demonstrates the scale of our Technology Platform and facilitates the generation, consumption and monetization of content. The chart below shows the number of Consumer Accounts recorded in the databases of our Technology Platform in each of the periods indicated below between January 1, 2021 and March 31, 2024. The chart shows the consistent growth in both Triller Consumer Accounts and the Consumer Accounts we manage on behalf of Brands and Creators. We believe our business strategies will produce continued growth in both areas and that this growth will positively impact our results of operations in future periods. We further believe the growth of Consumer Accounts, including related to the Triller app, will help generate revenue as we remain focused on future monetization of our users outside of Events and have refocused our efforts to this end. We believe that this refocus will help generate future revenue growth and provide a more recurring source of revenue to help balance some of the historical variability from event driven peaks and troughs. However, there can be no assurance that we will continue to be successful in converting and monetizing user accounts to generate enough revenue to offset some of the volatility of revenue associated with our events related businesses.

Events.    The total number of Events we host is a measure of our ability to connect with our users. We define “Events” as in-person or digital events that we produce and execute under our Triller brands or execute on behalf of Brands or Creators. These include in-venue events, digital streaming events and hybrid event experiences delivered through our Technology Platform and recorded in the databases of our Technology Platform. Total Events includes Events delivered through our Technology Platform and recorded in the databases of our Technology Platform. We believe this is an important metric for our business because it demonstrates the scale of our Technology Platform and facilitates the generation, distribution and monetization of content. The chart below shows the number of Events recorded in the databases of our Technology Platform in each of the periods indicated below between January 1, 2021 and March 31, 2024. The chart is reflective of the quarter-to-quarter variability of the number of Events we produce and execute and the Events we execute on behalf of others. As we continue to diversify our Events portfolio and our relationships with Brands and Creators, we believe we will grow total number of Events over time and that this growth will positively impact our results of operations in future periods.

Number of Brands:    The total number of Brands utilizing our Technology Platform is an important metric for our business. We define total number of Brands as the sum of the number of Direct Brands and Tracked Brands utilizing our Technology Platform. Direct Brands are third party companies, products or product lines which are active on our Technology Platform during the relevant reporting period and utilize or have utilized one or more of our products or services offered through our Technology Platform, while Tracked Brands are companies, products or product lines whose associated data we track, report on and make available to our clients as part of one or more product offerings. We include Tracked Brands in our measurement even though they are not active on our Technology Platform at or around the time of measurement.

When we count a Brand for any period, if a Brand shows up more than once in that period it is only counted as one Brand during a reporting period. However there could be duplications in measurement in any of the following manners: (1) a Tracked Brand and a Direct Brand may be duplicated; (2) to the extent that a company utilizes an agency or consultant which is a third party to both us and the organization, that agency or consultant would then be counted as a separate Brand. We believe the total number of Brands is an important metric for our business because attracting more Brands increases the scale of our Technology Platform, which improves overall monetization rates and helps in turn to attract more Creators to our platform. The below charts show the number of Brands appearing in our Technology Platform in each of the periods indicated below between January 1, 2021 and March 31, 2024. The Tracked Brands chart shows the consistent growth in the total number of Brands we report and we believe our overall value proposition, diversification of Brand partners and our growth strategies will continue to produce consistent growth in the area. The decline in Direct Brands from the nine months ended September 30, 2022 to the three months ended March 31, 2023 and nine months ended September 30, 2023 to the three months ended March 31, 2024 was driven primarily by fewer public and civic engagement events in that period, which resulted in fewer Brands utilizing our Technology Platform. Each period presented in the Direct Brands chart represents active Brands on our Technology Platform during that period.

Number of Creators: The total number of Creators utilizing our Technology Platform is another important metric for our business. Creators include influencers, artists, athletes, other individuals and public figures that utilize or have utilized our Technology Platform to create and publish content. We count Creators as a combination of creators with whom we have a direct relationship, such as those that create and publish content on our Technology Platform, or have done so in the past, and third parties that work with us to promote Brands. We also include creators that we have an indirect relationship with that we profile, analyze and report on via our Technology Platform to help Brands identify Creators that may be appropriate for their marketing activities. The chart shows the consistent growth in the total number of Creators and we believe our overall value proposition and diversification of Creators and will continue to produce consistent growth in the area.

DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION OF TRILLER

Unless the context otherwise requires all references in this section to “Triller,” or the “Company,” refer to the business of Triller Hold Co LLC and its subsidiaries prior to the Triller Reorganization.

The following table provides information regarding Triller’s executive officers and directors (ages as of August 26, 2024) following the Reorganization. Triller’s executive officers will be elected by, and will serve at the discretion of, its board of directors.

Name	Age	Position
Executive Officers
Bobby Sarnevesht	49	Executive Chairman, Chief Executive Officer, and Chairman of the Board
Joseph Smarr	42	Chief Technology Officer

Non-Employee Directors
Adel Ghazzawi	52	Director
Jack Kavanaugh	76	Director
Mike Lu	43	Director
Philip Walsh	52	Director

Other Key Leaders
Mark Carbeck	51	Secretary and Senior Vice President of Finance and Investor Relations
David Feldman, Sr.	52	President of BKFC
Kosta Jordanov	45	Head of TrillerTV Services
Tasha Nikpey	40	Chief Operating Officer

Family Relationships

Ryan Kavanaugh, one of our founders and our former director and employee, is the son of Jack Kavanaugh. There are no other family relationships among any of Triller’s directors or executive officers.

Executive Officers

Bobby Sarnevesht has served as Triller’s Chief Executive Officer Executive Chairman and Chairman of the board of directors since December 2023, and previously served as Triller’s Chief Triller Officer, Executive Chairman and Chairman of the board of directors from October 2019 to December 2023. Prior to joining us, Mr. Sarnevesht was a Partner for Bay Area Surgical Management, a health care surgical management company, from October 2008 until October 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. Mr. Sarnevesht holds a B.S. in Management Information Systems from San Jose State University.

Joseph Smarr has served as Triller’s Chief Technology Officer since November 2021. Prior to joining us, Mr. Smarr served at Google as Principal Software Engineer at Google from October 2021 to November 2021 and as Senior Staff Software Engineer from January 2010 to October 2021, where he worked on natural language understanding for the Google Assistant, Google Photos (and was the co-creator of its stories feature) and was a founding technical lead of Google+. Prior to Google, Mr. Smarr served as Plaxo’s Chief Technology Officer from June 2009 to December 2009, and as Chief Platform Architect from June 2007 to June 2009. Mr. Smarr received his B.S. and M.S. from Stanford University in Symbolic Systems with concentration in artificial intelligence and natural language processing.

Non-Executive Officer Directors

Adel Ghazzawi has served as a member of Triller’s board since 2022. Mr. Ghazzawi is the managing director of Tribeca Corporate Services, where he has served since August 2019, and serves as an advisor or board member for numerous regional and international companies including Pop ID, Septech Saudi Arabia, Zension, LIVIT Hospitality, Cove Beach Holding, ESCAPES, MOONUltra, Brightfox, Heavensake and Dominos China. Mr. Ghazzawi has also served on the board of the Young Presidents’ Organization in the United Arab Emirates, the MENA Regional Board,

and the East West Institute think tank in New York. Mr. Ghazzawi has also worked with companies such as BTG Pactual (2011 to present), NGP (2010 to 2021), Capri Capital (2012 to 2017) and Lion Capital (2012 to 2017). Mr. Ghazzawi holds a degree in international business and finance from American University.

Dr. Jack Kavanaugh has served as a member of Triller’s board since 2022. Dr. Kavanaugh is currently a managing member of Multiverse Investment Fund, where he has served since February 2018. Prior to that, Dr. Kavanaugh founded ZetaRX, where he served as Chairman and Chief Executive Officer from 2008 to 2012. In addition, Dr. Kavanaugh is the co-founder of Nanotech Energy, Inc., SuperMetalix, Inc., Silq Technologies Corporation, Fortem Neuroscience Inc., Novonco Therapeutics Inc., and the chief executive officer or acting chief executive officer of Nanotech Energy, Inc., SuperMetalix Inc., and Novonco Therapeutics Inc. Dr. Kavanaugh holds an MD from the University of Southern California, a DDS from UCLA School of Dentistry, an MBA from UCLA Anderson School of Management and a BA in psychology from UCLA.

Mike Lu has served as Triller’s President since April 2021. Mr. Lu previously served as Triller’s Chief Executive Officer from February 2017 to April 2021. Prior to joining us, Mr. Lu co-founded Fusion8 in March 2015, which was acquired by popular social media company RockYou in May 2016. Mr. Lu was previously the Vice President of Product Management at GREE from January 2012 to March 2015, and was one of the first employees at YuMe (NYSE: YUME), an online video advertising technology company, where he served as Director of Product from October 2006 to May 2010. Mr. Lu is also a restaurateur working with notable chefs like Dominique Crenn of Atelier Crenn.

Philip Walsh has served as a member of Triller’s board since October 2019. Mr. Walsh has served as Co-Founder and Managing Partner of Time Machine Capital, a London-based AI incubator since 2014, and its successor TMC2, a creative AI venture studio with a growing portfolio of innovative companies with AI at their core since its inception. Mr. Walsh advises technology companies in London on strategy.

Other Key Leaders

Mark Carbeck has served as Triller’s Senior Vice President of Finance and Investor Relations since February 2023 and as Triller’s Secretary since July 2023. Prior to joining us, Mr. Carbeck served as Chief Corporate and Strategy Officer at Eros International Plc, where he managed the investor relations and group M&A functions, from April 2014 until June 2022. Mr. Carbeck also served as a director in Citigroup’s investment banking division in London, where he led the media and internet franchises for Europe and the MENA regions within the technology, media and telecom division, from January 2008 until October 2012. Mr. Carbeck holds a B.A. in history from the University of Chicago.

David Feldman, Sr., has served as the President of Triller’s subsidiary Bare Knuckle Fighting Championships Inc. since its formation in 2017 and joined Triller in connection with Triller’s August 2022 acquisition of Bare Knuckle, which he founded. Mr. Feldman has 29 years of experience promoting and marketing professional boxing all over the world, including serving as the co-owner and senior vice president of Kings Promotions from 2013 to 2017 and as the president and chief executive officer of XF Events from 2012 to 2015. Mr. Feldman holds a B.A. in Criminal Justice and Business from Temple University.

Kosta Jordanov has served as Triller’s head of FITE and TrillerTV Services since July 2021, where he runs Triller’s video streaming business. Mr. Jordanov joined Triller in July 2021 following Triller’s acquisition of FITE (Flipps Media), where he served as Chief Executive Officer after co-founding the company in February 2012. Prior to FITE, Mr. Jordanov served as Chief Executive Officer of Bianor since March 2006. Mr. Jordanov studied Computer Science and Macroeconomics in Bulgaria.

Tasha Nikpey has served as Triller’s Vice President and Chief of Staff since January 2020, Triller’s Head of Partnerships since July 2021 and as Triller’s Chief Operating Officer since May 2024. Prior to joining us, Ms. Nikpev served as Managing Director of 1 Hotels from September 2017 to January 2020, as Director of Operations for the Madera Group from August 2015 to January 2017, as Director of Operations from December 2011 to August 2015, and as Director of Operations for Soho House from August 2009 to December 2011.

Director Compensation

Triller did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of Triller’s board of directors in 2023 for their services as members of the board of directors.

Mr. Sarnevesht is party to an employment agreement and received compensation pursuant to such agreement. However, Mr. Sarnevesht has not received compensation for services as a member of Triller’s board of directors and was not an executive officer.

Following consummation of the Merger, compensation for Triller’s directors will be determined by Triller’s board. Triller anticipates that compensation for service on Triller’s board of directors will be provided only to non-employee directors. Under the non-employee director policy Triller may establish, non-employee directors will be eligible to receive compensation for service on Triller’s board of directors and its committees.

Summary Compensation Table

The following table sets forth the annual compensation for the principal executive officer and the two most highly compensated executive officers (the “Named Executive Officers”), during Triller’s fiscal years ending December 31, 2022 and December 31, 2023. Following the year ended December 31, 2022, Mahinda de Silva ceased serving as Triller’s Chief Executive Officer and Bobby Sarnevesht became Triller’s Chief Executive Officer in December 2023. As of December 2023, Mr. de Silva remains Chief Executive Officer of Triller’s subsidiary Truverse, Inc.

Name and Principal Position	Year	Salary $(1)	Bonus	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)(3)	Total ($)
Bobby Sarnevesht	2023	1,000	—	—	—	30	1,030
Executive Chairman and Chief Executive Officer	2022	—	—	—	—	—	—

Mahinda de Silva	2023	150,000	—	—	—	—	150,000
Former Chief Executive Officer(4)	2022	150,000	—	56,391,529	—	—	56,541,529

Prem Parameswaran	2023	802,644	—	—	—	9,900	812,544
Former President and Former Chief Financial Officer(5)	2022	—	—	—	—	—	—

Joseph Smarr	2023	400,000	—	—	—	9,000	409,000
Chief Technology Officer	2022	400,000	—	—	—	—	400,000

____________

(1)      Amounts in this column represent the dollar value of base salary earned by the Named Executive Officers during 2023 and 2022.

(2)      Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for awards of common units of Triller Hold Co LLC granted in 2022. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(3)      For the fiscal year ended December 31, 2023, the amount reported represents 401(k) matching contributions made by us.

(4)      Following the year ended December 31, 2022, Mahinda de Silva ceased serving as Triller’s Chief Executive Officer.

(5)      Prem Parameswaran was Triller’s President and Chief Financial Officer until July 2024.

Narrative to Summary Compensation Table

Base Salaries

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by Triller’s board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with Triller’s annual performance review process, approved by Triller’s board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2023, Messrs. Sarnevesht, de Silva, Parameswaran, and Smarr’s annual base salary was $1,000, 150,000, $875,000 and $400,000 respectively.

Employment Agreements

Bobby Sarnevesht

Mr. Sarnevesht assumed the role of Triller’s Chief Executive Officer in December 2023. Triller entered into an employment agreement with Mr. Sarnevesht on October 9, 2019, providing for standard terms of employment, including (i) an initial annual base salary of $1.0 million, (ii) eligibility for an annual performance-based bonus, (iii) benefits eligibility and (iv) certain anti-dilution rights in Triller Hold Co LLC. The October 9, 2019 agreement with Mr. Sarnevesht has been extended for an additional two year term, effective December 21, 2023. In January 2024, Mr. Sarnevesht and the board of directors agreed to reduce Mr. Sarnevesht’s annual base salary to $400,000.

Mahinda de Silva

Triller is in discussions with Mr. de Silva and may enter into an employment agreement with Mr. de Silva, for his employment as Chief Executive Officer of Truverse, Inc. However, Triller has not yet entered into such an agreement with Mr. de Silva.

Prem Parameswaran

Triller entered into an Amended and Restated Employment Agreement (the “Parameswaran Employment Agreement”), effective December 7, 2023 with Mr. Parameswaran, for his employment as Triller’s President and Chief Financial Officer, which provides for an initial three-year term starting on December 7, 2023 unless terminated sooner in accordance with the terms of the Parameswaran Employment Agreement. The Parameswaran Employment Agreement provides Mr. Parameswaran with (i) an initial annual base salary of $875,000, subject to an increase in annual base salary to $975,000 upon the Company being successfully listed on a public exchange, (ii) annual target bonus equal to 200% of Mr. Parameswaran’s base salary, (iii) benefits eligibility, and (iv) eligibility to receive 2,900,000 RSUs that would vest upon Triller becoming publicly listed. Triller terminated Mr. Parameswaran effective July 18, 2024.

Joseph Smarr

Triller entered into an offer letter with Mr. Smarr, for employment as Triller’s Chief Technology Officer, dated as of October 21, 2021, which provides for at-will employment. The agreement provides Mr. Smarr with (i) an initial annual base salary of $400,000, (ii) eligibility for an annual performance-based bonus of up to $100,000, (iii) eligibility to participate in any benefit plans generally made available to other senior executives, (iv) 120 hours of paid time off per year, and (v) reimbursement of travel and other costs and expenses incurred by Mr. Smarr in connection with his services. In connection with Mr. Smarr’s commencement of performing services, Triller granted an option to purchase 1,000,000 of Triller Hold Co LLC’s Class B common units at an exercise per unit of $5.63.

Triller intends to enter into an employment agreement with Mr. Smarr, for his employment as Triller’s Chief Technology Officer, effective as of March 20, 2023, which is anticipated to provide for an initial three-year term starting on March 20, 2023 unless terminated sooner. The agreement is anticipated to provide Mr. Smarr with (i) an annual base salary of $400,000, (ii) target annual bonus equal to 25% of Mr. Smarr’s base salary, (iii) benefits eligibility, (iv) accelerated vesting with respect to 1,000,000 options to purchase Class B units, and (v) is anticipated to provide RSUs.

Potential Payments Upon Termination or a Change in Control

Employment Agreements and Offer Letters

Pursuant to the Parameswaran Employment Agreement with Mr. Parameswaran effective December 7, 2023, if Mr. Parameswaran’s employment is terminated by Triller without “cause” or Mr. Parameswaran resigns for “good reason” (as each term is defined in the Parameswaran Employment Agreement), and subject to the timely execution and non-revocation of a mutual release, in addition to the Accrued Obligations (as that term is defined in the Parameswaran Employment Agreement), Mr. Parameswaran is entitled to receive (i) (A) an amount equal to two times Mr. Parameswaran’s then-current base salary, plus (B) annual target bonus for the then current year, in equity, (ii) full acceleration of equity awards subject solely to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments (or 36 months in the event of a second qualifying event under COBRA) equal to the premiums we would have made to provide health insurance to Mr. Parameswaran if Mr. Parameswaran had remained employed by us. Notwithstanding the foregoing, if Mr. Parameswaran’s employment is terminated by Triller without cause or Mr. Parameswaran resigns for good reason, in either case, on or within 12 months after the occurrence of the first event constituting a “change in control” (as defined in his employment agreement), in addition to the Accrued Obligations, Mr. Parameswaran is entitled to receive (i) a lump sum in cash an amount equal to two times the sum of (A) Mr. Parameswaran’s then-current base salary (or his base salary in effect immediately prior to the change in control, if higher), plus (B) annual target bonus for the then current year (or his annual target bonus in effect immediately prior to the change in control, if higher), (ii) full acceleration of equity awards subject solely to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments (or 36 months in the event of a second qualifying event under COBRA) equal to the premiums Triller would have made to provide health insurance to Mr. Parameswaran if Mr. Parameswaran had remained employed by us.

Pursuant to the new employment agreement Triller intend to enter into with Mr. Smarr in connection with this listing, if Mr. Smarr’s employment is terminated by Triller without “cause” or Mr. Smarr resigns for “good reason” (as each term is defined in his employment agreement), and subject to the timely execution and non-revocation of a release in favor of Triller, Mr. Smarr is entitled to receive (i) a grant of fully vested shares of Series A common stock of Triller with an initial award value equal to (x) the sum of Mr. Smarr’s then current base salary plus annual target bonus for the then-current year divided by (y) the volume-weighted average price of the Series A common stock for the fifteen (15) consecutive trading days ending on the date of such termination, (ii) full acceleration of equity awards subject to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments equal to the premiums Triller would have made to provide health insurance to Mr. Smarr if Mr. Smarr had remained employed by Triller. Notwithstanding the foregoing, if Mr. Smarr’s employment is terminated by Triller without cause or Mr. Smarr resigns for good reason, in either case, on or within 12 months after the occurrence of the first event constituting a “change in control” (as defined in his employment agreement), Mr. Smarr is entitled to receive (i) an amount equal to two times the sum of (A) Mr. Smarr’s then-current base salary (or his base salary in effect immediately prior to the change in control, if higher), plus (B) annual target bonus (or his annual target bonus in effect immediately prior to the change in control, if higher), (ii) full acceleration of equity awards subject to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments equal to the premiums Triller would have made to provide health insurance to Mr. Smarr if Mr. Smarr had remained employed by Triller.

DELAWARE PARENT’S DIRECTORS AND EXECUTIVE OFFICERS AFTER THE MERGER

The following individuals are expected to be Delaware Parent’s directors and executive officers upon the consummation of the Merger:

Name	Age	Position
Mr. Robert E. Diamond, Jr.	72	Chairman and Director
Mr. Ng Wing Fai	56	Chief Executive Officer and Director
Shu Pei Huang, Desmond	50	Acting Chief Financial Officer
Mr. Bobby Sarnevesht	49	Vice Chairman and Director
Mr. Mark Carbeck	51	Triller’s Senior Vice President of Finance and Investor Relations
Mr. Brian Chan	57	Independent Director(1)(2)(3)
Mr. Thomas Ng	68	Independent Director(1)(2)(3)
Mr. Felix Yun Pun Wong	58	Independent Director(1)(2)(3)
Mr. James McCann	73	Independent Director

____________

Note:

(1)      Member of the Audit Committee

(2)      Member of the Remuneration Committee

(3)      Member of the Nomination Committee

Mr. Robert E. Diamond is Founding Partner and Chief Executive Officer of Atlas Merchant Capital and has been since its inception in 2013. Until 2012, Mr. Diamond was Chief Executive of Barclays, having previously held the position of President of Barclays and was responsible for Barclays Capital and Barclays Global Investors (“BGI”). He became an executive director of Barclays in 2005 and was a member of the Barclays Executive Committee. Prior to Barclays, Mr. Diamond held senior executive positions at Credit Suisse First Boston and Morgan Stanley in the United States, Europe and Asia. Mr. Diamond worked at Credit Suisse First Boston from 1992 to 1996, where his roles included Vice Chairman and Head of Global Fixed Income and Foreign Exchange in New York, as well as Chairman, President and CEO of Credit Suisse First Boston Pacific. Mr. Diamond worked at Morgan Stanley from 1979 to 1992, including as the Head of European and Asian Fixed Income Trading.

Mr. Ng Wing Fai Mr. Ng has been served as Group Chief Executive Officer, the Chairman of the board of AGBA and as an executive director of the board of AGBA, since November 2022. Prior to joining AGBA, Mr. Ng was the Managing Partner and Founding Partner of Primus Pacific Partners, an Asian private equity fund with a focus on financial services. He was also previously the Managing Director of Fubon Financial Holding, the largest financial conglomerate in Taiwan, where he oversaw its overall strategy, capital markets, merger and acquisition activities and major change programs. He has previously served as the Managing Director and Head of the Asia-Pacific Financial Institutions Group at Salomon Smith Barney. Mr. Ng graduated from the University of Cambridge and obtained a master’s degree in business administration from Harvard University in 1994.

Mr. Shu Pei Huang, Desmond Mr. Shu Pei Huang, Desmond currently serves as the Acting Group Chief Financial Officer (Principal Financial Officer) since November 2022. He was also a director of OnePlatform Holdings Limited prior to the OnePlatform Holdings Limited merger. Prior to joining AGBA, Mr. Shu was the Vice President of Primus Holdings (H.K.) Ltd, an Asia investment holding company with a focus on the financial services industry. Prior to that, he was the corporate development manager of DRB-HICOM Berhad, one of the largest diverse conglomerates in Malaysia with business across banking, insurance, automobile, and services. Mr. Shu has over 20 years of experience in the investment banking and financial services industry and has gained all-round experience through working with MIMB Investment Bank, SIBB Investment Bank, and KPMG Corporate Services. Mr. Shu graduated from University of Kentucky with a Bachelor of Business Administration in Finance and Bachelor of Science in Accounting; Master of Science in Finance from Golden Gate University, USA.

Mr. James McCann has served as Chairman and Chief Executive Officer of 1-800-Flowers.com, Inc., a florist and gift company, from 1976 until June 2016. Since June 2016, he has served solely as an executive chairman of that company. Mr. McCann has served as the Chairman of the board of directors of Willis Towers Watson since January 2016. Previously, he served as a director of Willis Group Holdings; as non-executive Chairman of Willis’ board of directors; Chairman of Willis’ Governance Committee; and as a member of its Executive Committee. Mr. McCann serves as a director on the boards of Scott’s Miracle-Gro and International Game Technology PLC. Mr. McCann holds a Bachelor of Arts degree in Psychology from John Jay College of Criminal Justice.

Mr. Bobby Sarnevesht has served as Triller’s Chief Executive Officer Executive Chairman and Chairman of the board of directors since December 2023, and previously served as Triller’s Chief Triller Officer, Executive Chairman and Chairman of the board of directors from October 2019 to December 2023. Prior to joining Triller, Mr. Sarnevesht was a Partner for Bay Area Surgical Management, a health care surgical management company, from October 2008 until October 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. Mr. Sarnevesht holds a B.S. in Management Information Systems from San Jose State University.

Mr. Mark Carbeck has served as Triller’s Senior Vice President of Finance and Investor Relations since February 2023 and as Triller’s Secretary since July 2023. Prior to joining us, Mr. Carbeck served as Chief Corporate and Strategy Officer at Eros International Plc, where he managed the investor relations and group M&A functions, from April 2014 until June 2022. Mr. Carbeck also served as a director in Citigroup’s investment banking division in London, where he led the media and internet franchises for Europe and the MENA regions within the technology, media and telecom division, from January 2008 until October 2012. Mr. Carbeck holds a B.A. in history from the University of Chicago.

Brian Chan Mr. Chan has been serving as a member of the board of directors of AGBA as an independent director since November 2022 and will continue to serve as an independent director of Delaware Parent upon the consummation of the Merger. Mr. Chan has over 23 years of experience handling litigations for civil claims, intellectual property rights protection and enforcement. Since September 2007 to present, Mr. Chan has been a Senior Partner at Chan, Tang & Kwok Solicitors, a member of the International Trademark Attorneys Association. From September 1995 to August 2007 he was an Associate at Baker & McKenzie, Associate at Stephenson Harwood & Lo, Partner at Stevenson, Wong & Co., Solicitors and Consultant at Benny Kong & Peter Tang. Additionally, Mr. Chan has acted as a Counsel to various Hong Kong and cross-border mergers and acquisitions and commercial matters since August 1999. Mr. Chan is also a frequent speaker on legal issues for intellectual property rights for the Hong Kong Productivity council. Mr. Chan graduated with a Bachelor of Laws Degree and passed the Solicitors’ Finals of the Law Society of England and Wales in 1993.

Thomas Ng Mr. Ng has been serving as a member of the board of directors of AGBA as an independent director since November 2022 and will continue to serve as an independent director of Delaware Parent upon the consummation of the Merger. Thomas Ng has 30 years of broad experience engaging in the fields of Education, Media, Retailing Marketing and Finance. He is a pioneer of IT in education and he was the author of “Digital English Lab,” one of the first series of digital books in Hong Kong. Since September 2018, he has been the Chief Executive Officer of e-chat, an IPFS block chain social media focused company. From March 2017 to April 2018, Mr. Ng was the Chief Financial Officer of Duofu Holdings Group Co. Limited. In February 2016, Mr. Ng founded Shang Finance Limited and was the Chief Executive Officer until February 2017. From March 2015 to November 2015, Mr. Ng was the Chief Financial Officer of World Unionpay Group Shares Limited. In August 2003, Mr. Ng established Fuji (Hong Kong) Co. Ltd. and was the Chief Executive Officer until December 2014. Mr. Ng obtained a Certificate of Education majoring in English from the University of Hong Kong in 2000.

Felix Yun Pun Wong Mr. Wong has been serving as a member of the board of directors of AGBA as an independent director since November 2022 and will continue to serve as an independent director of Delaware Parent upon the consummation of the Merger. Mr. Wong currently acts as the Chief Financial Officer of Inception Growth Acquisition Limited, a publicly listed special purpose acquisition corporation (NASDAQ: IGTA). He has acted in this capacity since April 9, 2021. He has years of executive experience with multiple leadership positions and a track record in helping private companies enter the public market. He has been the principal of Ascent Partners Advisory Service Limited, a finance advisory firm, since March 2020. From November 2017 to December 2020, Mr. Wong held the position of Chief Financial Officer at Tottenham Acquisition I Limited, a publicly listed special purpose acquisition corporation, which merged with Clene Nanomedicine Inc. (NASDAQ: CLNN) in December 2020. From August 2015 to September 2017, he served as Chief Financial Officer at Raytron Technologies Limited, a leading Chinese national high-tech enterprise. His main responsibilities in these rules have included overseeing the financial functions of the firms, assisting in establishing corporate ventures for investment, and working on deal origination of new businesses in the corporate groups. Prior to these efforts, he was Chief Financial Officer and Executive Director of Tsing Capital from January 2012 to July 2015, where he managed four funds with a total investment amount of US$600 million and focused on environmental and clean technology investments. Mr. Wong also served as senior director and chief financial officer of Spring Capital, a US$250 million fund, from October 2008 until June 2011. Additionally, Mr. Wong was the chief financial officer of Natixis Private Equity Asia from November 2006 till October 2008 and an associate director of JAFCO Asia from March 2002 to October 2006. Mr. Wong was a finance manager for Icon Medialab from July 2000 to December 2001, a senior finance manager of Nielsen from August 1998 to July 2000, Planning-Free Shopper from April 1992 to August 1998, and an auditor at PricewaterhouseCoopers from August 1989 until March 2000. Mr. Wong earned his Masters of Business degree in 2003 from Curtin University in Australia and a Professional Diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University in 1989.

Board of Directors

Delaware Parent’s Board of Directors will consist of seven directors, including four independent directors, namely Mr. Brian Chan, Mr. Thomas Ng, Mr. Felix Yun Pun Wong and Mr. James McCann, upon the closing of the Merger. AGBA has determined that Mr. Brian Chan, Mr. Thomas Ng, Mr. Felix Yun Pun Wong and Mr. McCann satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

A director is not required to hold any shares in Delaware Parent to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Delaware Parent is required to declare the nature of his or her interest at a meeting of Delaware Parent’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Delaware Parent’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of Delaware Parent or of any third party. None of Delaware Parent’s directors has a service contract with Delaware Parent that provides for benefits upon termination of service as a director.

Committees of Delaware Parent’s Board of Directors

Upon the closing of the Merger, Delaware Parent intends to establish an audit committee, a remuneration committee and a nomination committee of its Board of Directors; each such committee shall have the same members and chairpersons as AGBA’s current committees. Delaware Parent also intends to adopt a charter for each of the three committees upon the closing of the Merger; each such charter shall be substantially similar to AGBA’s current charters for these committees. Each committee’s members and functions are described below.

Audit Committee.    Delaware Parent’s audit committee will consist of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong. AGBA has determined that each of the foregoing persons satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have also determined that Mr. Felix Yun Pun Wong qualifies as an “audit committee financial expert.” The chair of Delaware Parent’s Audit Committee will be Mr. Felix Yun Pun Wong.

The audit committee oversees Delaware Parent’s accounting and financial reporting processes and the audits of its financial statements. The audit committee will be responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to Delaware Parent’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by Delaware Parent’s independent auditors at least annually;

•        obtaining a written report from Delaware Parent’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with Delaware Parent’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within Delaware Parent’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of Delaware Parent’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with Delaware Parent’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to Delaware Parent’s Board of Directors; and

•        such other matters that are specifically delegated to Delaware Parent’s audit committee by Delaware Parent’s Board of Directors from time to time.

Remuneration Committee.    Delaware Parent’s compensation committee will consist of Delaware Parent’s Remuneration Committee will consist of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong, and will be chaired by Mr. Brian Chan. The remuneration committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to Delaware Parent’s directors and executive officers. Delaware Parent’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The remuneration committee will be responsible for, among other things:

•        reviewing and evaluating Delaware Parent’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

•        reporting periodically to Delaware Parent’s Board of Directors; and

•        such other matters that are specifically delegated to the remuneration committee by Delaware Parent’s Board of Directors from time to time.

Nomination Committee.    Delaware Parent’s nomination committee will consist of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong, and will be chaired by Mr. Thomas Ng. The nomination committee will assist the Delaware Parent Board of Directors in selecting individuals qualified to become Delaware Parent’s directors and in determining the composition of the Board of Directors and its committees. The nomination committee will be responsible for, among other things:

•        recommending nominees to Delaware Parent’s Board of Directors for election or re-election to Delaware Parent’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on Delaware Parent’s Board of Directors;

•        reviewing periodically with Delaware Parent’s Board of Directors the current composition of Delaware Parent’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to Delaware Parent’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to Delaware Parent’s Board of Directors the names of directors to serve as members of the audit committee and the remuneration committee, as well as of the nomination committee itself;

•        periodically reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of Delaware Parent’s Board of Directors in its performance and effectiveness as a whole.

Code of Conduct and Ethics

Following the Closing, Delaware Parent intends to post its code of conduct and ethics and to post any amendments to or any waivers from a provision of its code of conduct and ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its code of conduct and ethics in a Form 8-K.

Terms of Directors and Officers

Delaware Parent’s officers shall be elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by Delaware Parent to be of unsound mind; (iii) resigns by notice in writing to Delaware Parent; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of Delaware Parent’s Certificate of Incorporation and Bylaws.

Remuneration Committee Interlocks and Insider Participation

None of Delaware Parent’s officers currently serves, and in the past year has not served, (a) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (b) as a member of the compensation committee of another entity, one of whose officers served on the Company Board.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

DESCRIPTION OF AGBA’S AND DELAWARE PARENT’S SECURITIES

Unless the context otherwise requires all references in this section to the “Company,” “we,” “us” or “our” refer to the AGBA Group Holding Limited and its subsidiaries, before Domestication, or Delaware Parent and its subsidiaries, after Domestication.

Description of AGBA’s Securities Prior to the Merger

As of March 31, 2024, AGBA had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) ordinary shares, $0.001 par value per share (the “ordinary shares”) and (ii) public warrants, each whole warrant exercisable for one-half of one ordinary share for $11.50 per share (the “public warrants”).

The following summary of the material terms of our securities is not intended to be a complete description of all of the rights and preferences of such securities. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to our Fifth Amended and Restated Memorandum and Articles of Association (the “Articles”) and the Warrant Agreement (as defined below). We urge you to read each of the Articles and the Warrant Agreement in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Shares

The Fifth Amended and Restated Memorandum and Articles of Association authorize the issuance of a maximum of 1,000,000,000 shares of a single class, each with a par value of US$0.001.

As of September 3, 2024, there were 84,494,112 ordinary shares outstanding. We have also issued 5,887,500 warrants consisting of 4,600,000 public warrants and 225,000 warrants (the “private warrants,” and together with the public warrants, the “warrants”).

Voting rights.

Each holder of ordinary shares is entitled to one vote for each ordinary share held of record by such holder on all matters on which shareholders are generally entitled to vote. Generally, matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by all shareholders present in person or by proxy, except for matters which require a special resolution of shareholders which requires a resolution passed by the affirmative vote of a majority of seventy-five percent (75%) or more of the votes of the shares of such shareholders entitled to vote.

Dividend rights.

The holders of ordinary shares are entitled to receive the right to an equal share in any dividend paid by the Company, as may be declared from time to time by the board out of funds legally available for such purposes.

Rights upon liquidation.

In the event of any liquidation of AGBA Group Holding Limited’s affairs, the holders of ordinary shares are entitled to share ratably in the distribution of the surplus assets of the Company.

Other rights.

The holders of ordinary shares have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares will be subject to any special rights conferred on any class of share as determined by the board upon its issue or as varied from time to time.

Election of Directors and Vacancies

The Articles provide that the directors shall be elected by ordinary shareholder resolution or resolution of directors. A director may be removed, with or without cause, by ordinary shareholder resolution at a general meeting, and the board may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors.

No Cumulative Voting

The Articles do not authorize cumulative voting.

General Shareholder Meetings

The Articles provide that general meetings may be convened by the board or on the requisition in writing of any shareholders representing at least 30% of the voting rights of the issued shares.

Requirements for Advance Notification of Shareholder Meetings

The Articles provide for advance notice procedures with respect to shareholder meetings.

Special Resolutions of Shareholders

The Articles provide that the Memorandum or Articles of Association may only be amended by special resolution of shareholders, which requires the affirmative vote of at least 75% of the shareholders entitled to vote. The Articles also provide that the company may by special resolution of shareholders and resolution of directors continue as a company incorporated under the laws of a jurisdiction outside the BVI.

Mandatory Arbitration Provision

The Articles include a mandatory arbitration provision pursuant to which any dispute or difference between the company and any of its shareholders, or between the shareholders, which cannot be resolved amicably shall be referred to a sole arbitrator and finally resolved by arbitration.

This provision shall apply to any dispute or difference arising out of, under or in connection with the Articles or in relation to the rights or obligations of any shareholder in his capacity as a member of the company (whether arising by contract, under statute, at common law or in equity) and including for the avoidance of doubt to a purchaser in a secondary transaction.

Any person or entity purchasing or otherwise acquiring any interest in shares of the company shall be deemed to have notice of and consented to the mandatory arbitration provisions in the Articles.

Any party to a dispute may serve a written notice on the other party(ies) to the dispute that the dispute must be resolved by arbitration. The parties to the dispute shall then seek to agree the identity of and jointly appoint the arbitrator. If the parties are unable to agree upon the identity of an arbitrator within 21 days of service of the written notice, the arbitrator shall be appointed by the BVI International Arbitration Centre upon the request of either party. No person may act as arbitrator (including as a replacement for an arbitrator who ceases to act) where they have a conflict of interest or duty in relation to the dispute.

The arbitration shall be held in Road Town, Tortola, British Virgin Islands and shall be conducted in English. The arbitration shall be conducted in accordance with the BVI IAC Arbitration Rules 2016, the provisions of which shall be deemed to be incorporated into the Articles. All of the provisions of Schedule 2 to the Arbitration Act 2013 shall apply. The seat of the arbitration shall be the British Virgin Islands irrespective of where the arbitrator signs the award, and the proper law of the arbitration shall be British Virgin Islands law. If any party fails to comply with any procedural order made by the Arbitrator, the Arbitrator shall have power to proceed in the absence of that party and deliver the award.

The enforceability of similar mandatory arbitration provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the mandatory arbitration provisions contained in the Articles to be inapplicable or unenforceable in such action or with respect to a claim arising under another law, and the Company and/or its shareholders may incur additional costs associated with resolving such actions.

This provisions of the Articles shall not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; the Company’s shareholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The mandatory arbitration provisions may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, these provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against the directors and officers of the Company, by limiting plaintiffs’ discretion to bring alternative types of claim that they find more favorable. The arbitrator may also reach different judgments or results than other forums, and such judgments may be more or less favorable to the Company than to its shareholders.

AGBA Warrants

Each redeemable warrant entitling the holder thereof to purchase one-half of one ordinary share (the “AGBA Warrant”) entitles the registered holder to purchase one-half (1/2) of one ordinary share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the completion of an initial business combination. Pursuant to the warrant agreement, an AGBA Warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, except as set forth below, no AGBA Warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the AGBA Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the AGBA Warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise AGBA Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their AGBA Warrants on a cashless basis. The AGBA Warrants will expire on the earlier to occur of (i) five years after the completion of an initial business combination, and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of the Warrant Agreement.

We may call the AGBA Warrants for redemption (excluding the private warrants but including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC and its designees), in whole and not in part, at a price of US$0.01 per AGBA Warrant:

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any 20 trading days within a 30 trading day period ending on the third Business Day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the AGBA Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of an AGBA Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the AGBA Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price of the ordinary shares declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants; however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of ordinary shares had your AGBA Warrants remained outstanding.

In the event we determined to redeem AGBA Warrants, holders of redeemable AGBA Warrants will be notified of such redemption as described in our warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and AGBA, dated May 14, 2019 (the “Warrant Agreement”). Specifically, in the event that we elect to redeem all of the redeemable AGBA Warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the AGBA Warrants to be redeemed at their last addresses as they appear on AGBA’s warrant register. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable AGBA Warrants will be notified of such redemption via posting of the redemption notice to DTC.

If we call the AGBA Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole AGBA Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the AGBA Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value.

The “fair market value” shall mean the volume weighted average price of the ordinary shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of ordinary shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private warrants and their permitted transferees would still be entitled to exercise their private warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

The AGBA Warrants are issued in registered form under the Warrant Agreement which provides that the terms of the warrants may be amended without the consent of any Warrant holder to cure any ambiguity, correct or supplement any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered Warrant holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the AGBA Warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The AGBA Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the AGBA Warrants, each holder will be entitled to one vote for each ordinary share held of record on all matters to be voted on by shareholders.

Except as described above, no AGBA Warrants will be exercisable and we will not be obligated to issue ordinary shares, unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants until the expiration of the warrants.

However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the AGBA Warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the AGBA Warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the AGBA Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

AGBA Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the ordinary shares issued and outstanding. Notwithstanding the foregoing, any person who acquires an AGBA Warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying ordinary shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the AGBA Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in ordinary shares, or by a split up of the ordinary shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

AGBA’s Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and warrant agent for our warrants are Continental Stock Transfer & Trust Company.

Listing of Securities

As of December 31, 2023, our ordinary shares and public warrants were listed on The Nasdaq Stock Market LLC under the symbols “AGBA” and “AGBAW,” respectively.

Capital Stock of Delaware Parent after the Merger

The following summary sets forth the material terms of Delaware Parent’s securities following the Closing. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Delaware Parent Certificate of Incorporation, a form of which is attached as Annex D-1 to this proxy statement, and the Delaware Parent Bylaws, a form of which is attached as Annex D-2 to this proxy statement. We urge you to read the Delaware Parent Certificate of Incorporation and Delaware Parent Bylaws in their entirety for a complete description of the rights and preferences of Delaware Parent’s securities following the Merger.

Authorized and Outstanding Stock

The Delaware Parent Certificate of Incorporation will authorize the issuance of 3,191,094,970 shares of all classes of capital stock, of which 3,091,049,970 shares shall be shares of common stock having a par value of $0.001 per share (“Delaware Parent Common Stock”), and 100,045,000 shares shall be shares of preferred stock having a par value of $0.001 per share (“Delaware Parent Preferred Stock”). Of the Preferred Stock, 100,000,000 shares shall be preferred class A stock (the “Series A Preferred Stock”) and 45,000 shares shall be preferred class B stock (the “Series B Preferred Stock”).

Delaware Parent Common Stock

Upon completion of the Merger, we expect that there will be 414,883,774 shares of Delaware Parent Common Stock outstanding. All shares of Delaware Parent Common Stock are fully paid and non-assessable.

Voting rights.    Except as otherwise required by law, as provided in the Delaware Parent Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the Delaware Parent Board with respect to any series of the Delaware Parent Preferred Stock, the holders of the Delaware Parent Common Stock shall exclusively possess all voting power. Each holder of shares of Delaware Parent Common Stock shall be entitled to one vote for each share it holds. See the section entitled “Anti-Takeover Effects of the Delaware Parent Certificate of Incorporation, the Delaware Parent Bylaws and Certain Provisions of Delaware Law — Supermajority Provisions” beginning on page 268 of this proxy statement for the list of matters of Delaware Parent that will require approval of a supermajority of the then outstanding shares of Delaware Parent’s stock.

Dividend rights and rights upon liquidation.    Subject to the rights of holders of any series of outstanding Delaware Parent Preferred Stock, holders of shares of Delaware Parent Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of Delaware Parent when, as and if declared thereon by the Delaware Parent Board from time to time out of assets or funds of Delaware Parent legally available therefor and shall have equal rights to receive the assets and funds of Delaware Parent available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of Delaware Parent, whether voluntary or involuntary. Under Delaware law, Delaware Parent can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Dividends

The payment of future dividends on the shares of Delaware Parent Common Stock will depend on the financial condition of the Company after the completion of the Merger subject to the discretion of Delaware Parent Board. There can be no guarantee that cash dividends will be declared. The ability of Delaware Parent to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by Delaware Parent or any of its subsidiaries from time to time.

Delaware Parent Preferred Stock

Upon completion of the Merger, we expect that there will be 37,739,726 shares of Delaware Parent Preferred Stock outstanding. All of such shares shall be designated either as Delaware Parent Series A Preferred Stock or Delaware Parent Series B Preferred Stock. The Delaware Parent Certificate of Incorporation will also provide for the authorization and issuance of Delaware Parent Series A-1 Preferred Stock.

The Delaware Parent Board is authorized to provide, out of the unissued shares of Delaware Parent Preferred Stock, for one or more series of Delaware Parent Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Delaware Parent Board. The authority of the Delaware Parent Board with respect to each series of Delaware Parent Preferred Stock shall include, but not be limited to, determination of the following: (a) the designation of the series; (b) the number of shares of the series; (c) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series; (d) whether the series will have voting rights, generally or upon specified events, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; (e) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Delaware Parent Board shall determine; (f) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of Delaware Parent or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates; (g) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series; (h) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of Delaware Parent, and the relative rights of priority, if any, of payment of shares of that series; (i) the restrictions, if any, on the issue or reissue of any additional Delaware Parent Preferred Stock; and (j) any other relative rights, preferences, and limitations of that series.

Delaware Parent Series A-1 Preferred Stock

The Delaware Parent Series A-l Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

Dividends.    The holders of Delaware Parent Preferred Stock shall be entitled to receive dividends, only when, as and if declared by the Board of Directors, out of any funds and assets of the Corporation legally available therefor. No dividend shall be paid on Delaware Parent Common Stock unless the holders of Delaware Parent Series A-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Delaware Parent Series A-1 Preferred Stock. The right to receive dividends shall not be cumulative.

Liquidation Event.    Upon a “Deemed Liquidation Event” (as defined in the Delaware Parent Certificate of Incorporation and which includes a liquidation or sale of Delaware Parent), holders of Delaware Parent Series A-1 Preferred Stock shall receive, before any payment shall be made to the holders of Delaware Parent Common Stock by reason of their ownership thereof, ratably to the holders of Series A-1 Preferred Stock, an amount per share equal to (i) the Original Issue Price (as defined in the Delaware Parent Certificate of Incorporation, plus (ii) any dividends declared but unpaid thereon.

Voting.    On any matter presented to the Delaware Parent stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), each holder of Delaware Parent Series A-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Delaware Parent Common Stock into which the shares of Delaware Parent Series A-1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Delaware Parent Certificate of Incorporation, holders of Delaware Parent Series A-1 Preferred Stock shall vote together with the holders of Delaware Parent Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion.    Each share of Delaware Parent Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Series A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as such terms are defined in the Delaware Parent Certificate of Incorporation) in effect at the time of conversion, provided, that a holder of Delaware Parent Series A Preferred Stock shall not, within any thirty period, convert more than two percent of the number of shares of Delaware Parent Series A-1 Preferred Stock originally issued to such holder. For clarity, a holder of Delaware Parent Series A-1 Preferred Stock who desires to convert the maximum number of such shares permissible pursuant to the preceding sentence will have converted all of such holder’s shares of Preferred Stock in approximately fifty (50) months.

The foregoing description is qualified in its entirety by reference to the Delaware Parent Certificate of Incorporation, the form of which is attached to this proxy statement as Annex D-2.

Delaware Parent Class B Preferred Stock

The Series B Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

Voting.    Each holder of Series B Common Stock shall be entitled to ten thousand (10,000) vote for each share of Series B Common Stock held by such holder as of the applicable record date. Each holder of Common Stock and Series A Preferred Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder as of the applicable record date. Except as otherwise expressly provided herein or by applicable law, the holders of Common Stock and the holders of Preferred Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the written consent of the stockholders of the Corporation.

Redemption.    The Series B Preferred Stock shall be redeemed by the Corporation, in whole but not in part, automatically without any action by any Person on the first (1st) Business Day of 2026 (the “Redemption Date”). In the event on the Redemption Date, the Corporation does not have funds legally available for such redemption, the Redemption Date shall be the first date on which such funds are legally available. Each outstanding share of Series B Preferred Stock will be so redeemed for a cash payment in an amount equal to the Par Value and shall be effected on the books of the Corporation. Following the redemption by the Corporation of the Series B Preferred Stock on the Redemption Date, no holder shall have further right, title or interest in or to the Series B Preferred Stock.

In connection with the filing of this Certificate of Incorporation, the Corporation has set apart funds for payment for the redemption of all shares of Series B Voting Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the stated value for the redemption of all such shares.

Liquidation.    (1) In the event of any liquidation, winding-up or dissolution of the Corporation, whether voluntary or involuntary, each holder of the Series B Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to the par value with respect to each share of Series B Preferred Stock held by such holder, in preference to the holders of, and before any payment or distribution is made on, any other class of stock. (2) After the payment in full of the preferential amounts provided for in this clause (d), no holder of Series B Preferred Stock shall have any right or claim to any of the remaining assets of the Corporation.

(d)    Holders of Series B Preferred Stock shall not be entitled to any preemptive rights to acquire additional capital stock of the Corporation.

The foregoing description is qualified in its entirety by reference to the Delaware Parent Certificate of Incorporation, the form of which is attached to this proxy statement as Annex D-2.

Delaware Parent Warrants

The Delaware Parent Warrants shall have identical terms with those governing the AGBA Warrants. See “AGBA Warrants,” above.

In addition, Delaware Parent is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Delaware Parent (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Delaware Parent are generally subject to similar legal limitations on their ability to make distributions to Delaware Parent.

Delaware Parent Replacement Warrants

The Delaware Parent Replacement Warrants will have substantially the same terms as the Triller Warrants from which the Delaware Parent Replacement Warrants shall be based.

Anti-Takeover Effects of the Delaware Parent Certificate of Incorporation, the Delaware Parent Bylaws and Certain Provisions of Delaware Law

The Delaware Parent Certificate of Incorporation, the Delaware Parent Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of Delaware Parent Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of Delaware Parent. These provisions are intended to avoid costly takeover battles, reduce Delaware Parent’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of Delaware Parent Board to maximize stockholder value in connection with any unsolicited offer to acquire Delaware Parent. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of Delaware Parent by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Delaware Parent Common Stock.

The Delaware Parent Certificate of Incorporation will provide that any action required or permitted to be taken by Delaware Parent’s stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such holders. However, the affirmative vote of at least 75% in voting power of the then outstanding voting stock of Delaware Parent, voting together as a single class, shall be required to amend, repeal, or adopt any provision inconsistent with the foregoing.

Supermajority Provisions.    The Delaware Parent Certificate of Incorporation will provide that the matters set forth below shall require, except as otherwise prohibited by applicable law, the affirmative vote of the holders of at least 75% of the voting power of the then outstanding voting stock, voting together as a single class, including the affirmative vote of the holders of at least 75% of the voting power of the then outstanding voting stock not owned directly or indirectly by any interested stockholder or any affiliate of an interested stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by applicable law or in any agreement with any national securities exchange or otherwise:

(a)     any merger or consolidation of Delaware Parent or any of its subsidiaries with any interested stockholder or any other corporation (whether or not an interested stockholder) which is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

(b)    any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of an interested stockholder, of any assets of Delaware Parent or any of its subsidiaries having an aggregate fair market value of $10,000,000 or more;

(c)     the issuance or transfer by Delaware Parent or any of its subsidiaries (in one transaction or a series of transactions) of any securities of Delaware Parent or any of its subsidiaries to any interested stockholder or any affiliate of an interested stockholder, in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10,000,000 or more;

(d)    the adoption of any plan or proposal for the liquidation or dissolution of Delaware Parent proposed by or on behalf of an interested stockholder or any affiliate of an interested stockholder;

(e)     any reclassification of securities (including any reverse stock split), recapitalization of Delaware Parent or any merger or consolidation of Delaware Parent with any of its subsidiaries or any other transaction (whether or not an interested stockholder is a party thereto) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Delaware Parent or any of its subsidiaries which are directly or indirectly owned by any interested stockholder or any affiliate of an interested stockholder; or

(f)     any agreement, contract, or other arrangement providing for any one or more of the actions specified in the foregoing (a) to (e).

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Delaware Parent Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Delaware Parent Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Delaware Parent Common Stock may be to enable Delaware Parent Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Delaware Parent by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Delaware Parent Common Stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The business and affairs of Delaware Parent shall be managed by or under the direction of the Delaware Parent Board except as otherwise provided herein or required by law. Subject to the rights, if any, of the holders of one or more series of Delaware Parent Preferred Stock then outstanding as provided for or fixed pursuant to the provisions of the Delaware Parent Certificate of Incorporation, the total number of directors constituting the entire Delaware Parent Board shall not be less than five nor more than nine, with the then-authorized number of directors fixed from time to time by the Delaware Parent Board.

Subject to the rights of the holders of one or more series of Delaware Parent Preferred Stock then outstanding as provided for or fixed pursuant to the provisions of the Delaware Parent Certificate of Incorporation, vacancies on the Delaware Parent Board by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors shall be solely filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of directors, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Except for such additional directors, if any, as elected by the holders of any series of Delaware Parent Preferred Stock as provided for or fixed pursuant to the provisions of the Delaware Parent Certificate of Incorporation, any director or the entire Delaware Parent Board may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of Delaware Parent entitled to vote in any annual election of directors, voting together as a single class.

Two-thirds of the directors then in office shall constitute a quorum for the transaction of business. If a quorum is present, the affirmative vote of a majority of the members of the Board of Directors will be required for any action. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

Quorum

The Delaware Parent Bylaws will provide that the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Delaware Parent Certificate of Incorporation does not authorize cumulative voting.

Stockholder Meetings

The annual meeting of the stockholders shall be held wholly or partially by means of remote communication or at such place, within or without the State of Delaware, on such date and at such time as may be determined by the board of directors and as shall be designated in the notice of said meeting.

The Delaware Parent Certificate of Incorporation will provide that except as otherwise required by law and subject to the rights of the holders of any series of Delaware Parent Preferred Stock, special meetings of the stockholders of Delaware Parent shall be called only by: (i) the Delaware Parent Board or the Chair of the Delaware Parent Board; or (ii) the Secretary of Delaware Parent, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Delaware Parent then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Delaware Parent Bylaws.

Requirements for Advance Notification of Stockholder Meetings

Written or printed notice of the stockholders meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally, or by telegram, facsimile or cable or other electronic means, by or at the direction of the Chief Executive Officer, the President, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting.

Amendment of Bylaws and Certificate of Incorporation

Except as otherwise provided by law, the Delaware Parent Board is expressly authorized and empowered to adopt, amend, alter, or repeal the Delaware Parent Bylaws without any action on the part of the stockholders. The stockholders shall also have the power to adopt, amend, alter, or repeal the Delaware Parent Bylaws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of Delaware Parent required by applicable law or the Delaware Parent Certificate of Incorporation, such adoption, amendment, alteration, or repeal shall be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of Delaware Parent entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. However, the Delaware Parent Certificate of Incorporation will provide that notwithstanding any other provision of the Delaware Parent Certificate of Incorporation or applicable law that might permit a lesser vote or no vote and in addition to any affirmative vote of the holders of any particular class or series of capital stock of Delaware Parent required by applicable law or the Delaware Parent Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of Delaware Parent entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal, or adopt any provisions inconsistent with the foregoing.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders.

Limitations on Liability

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Delaware Parent Certificate of Incorporation includes a provision that eliminates the personal liability of directors or officers for monetary damages for any breach of fiduciary duty as a director or officer. The effect of these provisions is to eliminate the rights of Delaware Parent and its stockholders, through stockholders’ derivative suits on Delaware Parent’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or Redemptions or derived an improper benefit from his or her actions as a director.

The limitation of liability provisions in the Delaware Parent Certificate of Incorporation and may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Delaware Parent and its stockholders. In addition, your investment may be adversely affected to the extent Delaware Parent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Delaware Parent believes that these provisions, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of Delaware Parent Common Stock and Delaware Parent Preferred Stock and warrant agent for our warrants will be Continental Stock Transfer & Trust Company.

Listing

The Company will apply to list the Delaware Parent Common Stock on Nasdaq under the proposed symbol “AGBA and to list the Delaware Parent warrants on Nasdaq under the proposed symbol “AGBAW.”

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

AGBA Related Person Transactions

Unless the context otherwise requires all references in this subsection to “AGBA,” the “Company,” “we,” “us” or “our” refer to the AGBA Group Holding Limited and its subsidiaries.

Related Party Transaction Policy

On November 10, 2022, our Board adopted a written policy regarding the review and approval or disapproval by our Audit Committee of transactions between us, or any of our subsidiaries, and any related person (defined to include our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our ordinary shares or securities exchangeable for our ordinary share, and any immediate family member of any of the foregoing persons) (the “Related Person Transaction Policy”). In reviewing related person transactions, our Audit Committee considers all relevant facts and circumstances, including the extent of the related person’s direct or indirect interest in the transaction. Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or to vote on the transaction.

Certain related person transactions described below were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained and consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions at such time.

Administrative Services Agreements

TAG Financial Holdings Service Agreements

On June 24, 2021, each of OnePlatform Wealth Management Limited (“OWM”), OnePlatform International Property Limited (“OIP”), OnePlatform Asset Management Limited (“OAM”), and Hong Kong Credit Corporation Limited (“HKCC”) entered into separate, but substantially similar, Service Agreements with TAG Financial Holdings Limited (“TAG Financial Holdings”), a member of the Legacy Group. As the members of the Legacy Group presently share office space in the AGBA Tower (see “Information about AGBA — Property” for additional information about the office space used by AGBA), TAG Financial Holdings, pursuant to these four agreements, agreed to provide certain premises and administrative services to each of OWM, OIP, OAM, and HKCC. With respect to premises services, TAG Financial Holdings agreed to pay for, among other things, building management fees, government rates and rent, office rent, and lease-related interest and depreciation for OWM, OIP, OAM, and HKCC, subject to reimbursement. With respect to administrative services, TAG Financial Holdings agreed to pay for, among other things, office consumables, cleaning fees, A/C, electricity, and water for OWM, OIP, OAM, and HKCC, subject to reimbursement. The service fees are charged in accordance with a standard formula included in each of the contracts, corresponding to their office space occupancy and employee headcount respectively.

Pursuant to these service agreements and their predecessor arrangements, AGBA, collectively, paid TAG Financial Holdings US$6,039,520 and US$3,190,064 for the years ended December 31, 2023 and 2022, respectively, for premises and administrative expenses.

These Service Agreements will continue until either party thereto provides one month written notice of termination, to ensure continued smooth operation on a stand-alone basis.

OnePlatform Asset Management Limited

Fund Asset Management Service

JFA Capital is a closed-ended investment vehicle incorporated in the Cayman Islands and a member of the Legacy Group. Upon its incorporation JFA Capital engaged a third-party fund manager who, in turn, engaged OnePlatform Asset Management (“OAM”) as a sub-manager. On May 7, 2018, JFA Capital and OAM agreed for JFA Capital to terminate its existing management arrangement and appoint OAM as its sole manager. OAM is licensed by the Hong Kong Securities and Futures Commission under type 1 (Dealing in securities), type 4 (Advising on securities), and type 9 (asset management). OAM is also a “professional investor” as defined under the Securities and Futures Ordinance of Hong Kong.

OAM, accordingly, provides management of JFA Capital’s portfolio assets for a management fee and a performance fee, as dictated by the management agreement. For the years ended December 31, 2023 and 2022, JFA Capital paid OAM US$900,993 and US$900,778, respectively. The arrangement is non-exclusive, and OAM is permitted to invest in or advise other investment funds. OAM is also permitted to delegate its functions, powers, and duties to any person, subject to remaining liable for the actions of its delegate. The term of this management arrangement is indefinite, subject to 90 days’ notice by either party, and the management of AGBA anticipates that OAM will continue to provide fund management services to JFA Capital following the Initial Business Combination.

In addition to JFA Capital, OAM also provides management services for other funds, including NSD Capital, a third-party Cayman-incorporated fund. For the years ended December 31, 2023 and 2022, NSD Capital paid OAM US$69,150 and US$69,134, respectively, for management services. The management of AGBA anticipate that OAM will continue to provide fund management services to NSD Capital following the Initial Business Combination.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong are all non-employee directors, all of whom our Board has determined to be independent pursuant to Nasdaq rules. All of the members of our Audit Committee, Nomination Committee and Remuneration Committee are independent pursuant to Nasdaq rules.

Triller Related Person Transactions

Unless the context otherwise requires all references in this section to “Triller,” the “Company,” “we,” “us” or “our” refer to the business of Triller Hold Co LLC and its subsidiaries prior to the Triller Reorganization.

The following is a description of transactions since January 1, 2020, and any currently proposed transactions to which we were or are a party to, and the amount involved in the transaction exceeds the lesser of $120,000 or 1% of our average total assets at year-end, and in which any of directors, executive officers of us or, to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Our Transactions

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, we engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with our mobile application and associated software (the “Services Agreement”). Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of our equity securities. During fiscal years ended December 31, 2022, 2021 and 2020, we paid Mashtraxx approximately $4.2 million, $12.3 million and $8.9 million, respectively, under the Services Agreement. Philip Walsh, who is a director of Triller, is also a director and officer of Mashtraxx.

Property Lease

Until July 2023, we previously sublet office space at 2121 Avenue of the Stars, Los Angeles, California, from Proxima Media, LLC (the “Property Lease”), with whom we shared occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal years ended December 31, 2022, 2021 and 2020, we paid approximately $0.4 million, $1.5 million and $0.4 million, respectively, under the Property Lease. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Proxima Transactions

On March 16, 2020, we reimbursed Proxima $0.3 million for legal and business expenses Proxima had incurred on our behalf in 2019 and 2020.

On April 20, 2020, we entered into an agreement with Proxima pursuant to which Proxima agreed to secure on our behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to us in connection with the financing, marketing, production, and exploitation of that event. Proxima was paid $6.6 million related to this event in early 2021. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities. Proxima Media is affiliated with one of our founders and former director, Ryan Kavanaugh, who beneficially owns 38,027,854 shares of Triller Common Stock, which represents 12.7% of Triller’s outstanding Common Stock and 27.0% of the voting power of Triller’s outstanding voting securities.

Lease with Platform Co.

Platform Co. (f/k/a Triller Inc.) sublets office space at 2121 Avenue of the Stars, Los Angeles, CA from Proxima, with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2021 and 2022, Proxima was paid approximately $1.5 million and $0.4 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Ryan Kavanaugh, a former director and employee of Triller, is a beneficial owner of more than 5% of the equity securities of Proxima Media LLC.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), our wholly owned subsidiary, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement (the “Sponsorship Agreement”) under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three Events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. Payments pursuant to the Sponsorship Agreement are reflected as part of discontinued operations in our consolidated financial statements. Through an affiliated entity, one of our founders and former directors, Ryan Kavanaugh, is the majority owner of and exercises control over Dog for Dog and was serving as one of our directors at the time of the transaction.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”), one of the founding members of Triller Hold Co LLC, purchased 1,196,472 of our Class B Common Units (the “Acquisition Units”) for the aggregate purchase price of $10.0 million. Concurrently with the transaction, we issued a warrant to an immediate family member of Bobby Sarnevesht, one of our directors, who had funded Acquisition’s purchase of the Acquisition Units, to purchase 2,392,945 of our Class B common units at an exercise price of $2.035 per unit. On November 27, 2021, we repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2022. Acquisition was an affiliate of Bobby Sarnevesht and our former director Ryan Kavanaugh at the time of the transaction. Acquisition was merged with and into Triller Hold Co LLC on August 17, 2022. Mr. Sarnevesht became our Chief Executive Officer in December 2023 and was not our Chief Executive Officer at the time of the transaction.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with us (the “Subscription Agreement”) under which Multiverse purchased 982,801 of our Class B common units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement, we issued Multiverse a warrant to purchase 982,801 of our Class B common units at a per-unit exercise price equal to $2.035. At the time of that transaction, both Jack Kavanaugh and Mahinda de Silva, our former Chief Executive Officer, were Managing Members of the General Partner of Multiverse. Mr. de Silva was one of our directors at the time of the transaction. Mr. de Silva became our Chief Executive Officer on April 14, 2021 and was not our Chief Executive Officer at the time of the transaction.

Truverse Acquisition

On December 13, 2021, we entered into a Share and Unit Exchange Agreement with Truverse, Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which we acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our former Chief Executive Officer and one of our former directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, we entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which we agreed to pay $20,000 per month for finance and consulting services performed by GEX (the “GEX Agreement”). We paid GEX less than $0.1 million in the year ended December 31, 2022, and approximately $0.2 million and $0.2 million in the years ended December 31, 2021 and 2020, respectively. Sri Vanamali, a former director of ours, was engaged to provide services as a consultant for us under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, we entered into an employment agreement with Ryan Kavanaugh under which we agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established annually by the board. Under that agreement, provided Mr. Kavanaugh was still employed by us and not in material uncured breach of his agreement, we also agreed that we will issue to Proxima warrants each time we offer to sell “Covered Securities,” (as defined below) in a public or private offering after the effective date of this employment agreement, to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest as of immediately prior to such sale for the same price and on the same terms as the Covered Securities were offered. In the employment agreement, “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of ours. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2023, 2022 and 2021.

In accordance with the employment agreement and pursuant to Mr. Kavanaugh’s direction:

•        On January 1, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 9,651,481 of our Class B common units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of our Class B common units at an exercise price of $8.3579.

•        On August 10, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,289,022 of our Class B common units at an exercise price of $8.3579.

•        On November 12, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,665,933 of our Class B common units at an exercise price of $8.3579.

•        On December 1, 2021, we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 22,874,778 of our Class B common units at an exercise price of $8.3579.

In December 2021, we and Mr. Kavanaugh agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Kavanaugh agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

The employment agreement expired in accordance with its terms on October 9, 2022, although Mr. Kavanaugh remains an employee of the Company.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, we entered into an employment agreement with Bobby Sarnevesht under which we agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established by the board. Under that agreement, provided Mr. Sarnevesht is still employed by us. and not in material uncured breach of his agreement, we also agreed to cause us to issue to AS Trust (“AS”) and BAS Living Trust (“BAS”) warrants each time we offer to sell “Covered Securities” in a public or private offering after the effective date of this employment agreement to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in our securities as of the date of the employment agreement each time we offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement, “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of us. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2022 and 2020.

In accordance with the employment agreement:

•        On January 1, 2021 we issued to each of AS and BAS warrants to purchase 4,825,740 of our Class B common units at exercise prices of $2.035 and separate warrants to purchase 677,817 of our Class B common units at exercise prices of $8.3579.

•        On August 10, 2021 we issued to each of AS and BAS warrants to purchase 644,511 of our Class B common units at exercise prices of $8.3579.

•        On November 12, 2021 we issued to each of AS and BAS warrants to purchase 832,967 of our Class B common units at exercise prices of $8.3579.

•        On December 1, 2021, we issued to each of AS and BAS warrants to purchase 11,437,389 of our Class B common units at exercise prices of $8.3579.

In December 2021, we and Mr. Sarnevesht agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Sarnevesht agreed to reduce Mr. Sarnevesht’s salary on a going-forward basis to $1,000 per month. In connection with Mr. Sarnevesht’s appointment as Chief Executive Officer, this agreement has been extended for an additional two year term, effective December 21, 2023. In January 2024, Mr. Sarnevesht and the board of directors agreed to reduce Mr. Sarnevesht’s annual base salary to $400,000.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of December 31, 2022. Bobby Sarnevesht, one of our founders and our Chief Executive Officer, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

January 2024 Bobby Sarnevesht & Affiliate Note Exchange and Warrant Issuances

On January 11, 2024, we entered into a Debt Modification and Equity Reclassification Agreement with Aryana Healthcare Foundation, BASM Hold Co LLC and BAS Living Trust whereby we cancelled and exchanged each promissory note held by these entities as well as the Series AA-1 preferred units held by these entities and issued in exchange (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of

$15.8 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. The notes issued in connection with the Debt Modification and Equity Reclassification Agreement convert into Class B common units (a) upon the occurrence of a change of control (as defined in the notes) at 80% of the unit value determined by the change of control event; and (b) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million, provided that no such threshold applies in the event of an underwritten public offering or a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price of the notes. Bobby Sarnevesht, one of our founders and our Chief Executive Officer, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Bay Area Surgical Management (“BASM”) Transactions

During the period beginning October 1, 2019 and ending December 31, 2019, we accrued $0.1 million for payroll and accounting services performed by BASM Payroll Services Inc. During the fiscal years ended December 31, 2021 and 2020, we paid approximately $0.3 million and $0.3 million, respectively, in connection with BASM’s provision of payroll and accounting services. An additional $0.5 million has been accrued for services in 2021. BASM is an affiliate of Bobby Sarnevesht.

Merger with Triller Acquisition LLC

Triller Acquisition LLC was one of the founding members of Triller Hold Co LLC. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of our Class A common units held by its founders and their affiliates, which represent controlling interests in Triller Hold Co LLC Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, we exchanged the 80,282 Class A common units held by Triller Acquisition LLC for either Class C-2 common units (in the case of the founders and their affiliates) or Class C-1 common units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC.

2021/2022 Convertible Debt Financing

During the period beginning March 11, 2022 and ending May 26, 2022, we issued 7.5% Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $ 4.85 million and to AS Trust in the aggregate amount of $3.55 million. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the notes issued to BAS Living Trust and AS Trust was converted into 949,812 of our Series AA-1 preferred units on August 17, 2022.

2022 Senior Convertible Debt Financing

On August 18, 2022, we entered into a Convertible Note Purchase Agreement with Total Formation Inc. (“TFI”) pursuant to which TFI purchased, and we issued to TFI, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Convertible Note”). The TFI Convertible Note bears simple interest at a rate of 15% per annum and is payable in full on August 18, 2023 unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Convertible Note and as partial consideration for TFI’s investment, we issued to TFI a warrant to purchase 598,236 Series A-1 preferred units of Triller Hold Co LLC at an exercise price per unit of $2.72; entered into a Share Conversion Agreement with TFI and Castle Lion Investments Limited pursuant to which all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 preferred units; and warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase 7,178,837 Series A-1 preferred units at an exercise price per unit of $2.035. In addition, 7.5% convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units.

On December 31, 2022, the Convertible Note Purchase Agreement and TFI Convertible Note were amended and restated to, among other things, increase the aggregate amount available to us under the loan. We issued to Total Formation Inc. a second Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all loan advances made pursuant to the transaction documents and (b) $10.3 million (the “TFI December Note”).

The TFI December Note bears 15% interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with tis terms. As of December 31, 2022, advances totaling $2.0 million had been made by Total Formation Inc. Concurrently with the issuance of the TFI December Note, we issued to TFI a warrant to purchase 239,295 Series A-1 preferred units at an exercise price per unit of $2.72. The loan documents were also amended to provide that our obligations under the loan documents are secured by the proceeds we may obtain from certain future equity financings and certain equity interests of unaffiliated parties held by one of our founders and former directors, Ryan Kavanaugh. On August 18, 2023, we entered into Amendment No. 1 to the Amended and Restated Convertible Notes which extended the maturity date of the notes to November 1, 2023.

TFI and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of more than 5% of our equity securities.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26 2022, we issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, the De Silva 2000 Living Trust and Proxima Media LLC. The notes bear simple interest at rates ranging from 1.85% to 3.05% and mature on the one-year anniversaries of their respective issuance dates. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva, our former Chief Executive Officer and former director, is the trustee of the De Silva 2000 Living Trust. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, we issued a 6.0% unsecured promissory note in the aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of our founders and our Chief Executive Officer, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation.

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, we issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of our founders and our Chief Executive Officer, Bobby Sarnevesht. See Note 10, Debt, for more information on the BASM Note.

April 2023 Convertible Debt Facilities

On April 7, 2023, we entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our Series A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving us (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of our Series A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Proxima 2023 Convertible Note

On March 22, 2023 we issued to Proxima Media LLC a 7.5% PIK subordinated unsecured promissory note in the principal amount of $0.2 million in respect of a loan in the same amount. The note matures on the 180-day anniversary of its issuance date. At any time while the note remains outstanding, the holder is entitled to convert all or any portion of the outstanding balance into our Class B common units. The Note automatically converts into Class B common units in the event of a subsequent equity financing, direct listing or change of control. Proxima Media LLC is a beneficial owner of more than 5% of our equity securities. Ryan Kavanaugh, a former director, is a beneficial owner of more than 5% of the equity securities of Proxima Media LLC.

Share Loan Holding Vehicle Loan

On June 27, 2023 we entered into a Business Loan and Security Agreement pursuant to which we borrowed $2.0 million from a lender and received gross proceeds in the amount of $1.9 million. The loan provides for repayment in 24 weekly installments and carries $0.9 million in total interest expense provided all payments are timely made. The loan is secured by a limited guaranty and pledge of securities given in favor of the lender by Share Loan Holding Vehicle LLC, an entity controlled by our former director Ryan Kavanaugh who, through Proxima Media, Share Loan Holding Vehicle LLC and various trusts, is a beneficial owner of more than 5% of our equity securities.

BKFC Promissory Note

On August 4, 2023, we entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note accrues interest at an annual rate of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations we had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”), an entity managed by David Feldman, Sr. and David Feldman, Sr. (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh pursuant to which Mr. Kavanaugh has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, we issued warrants to purchase 75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of BKFC common stock at an exercise price of $0.01 per share.

Policies and Procedures Regarding Related Party Transactions

We do not have a formal written policy or procedure for the review, approval or ratification of related party transactions. Our board of directors reviews and considers the interests of our directors, executive officers and principal shareholders in our review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances. In connection with the Reorganization and our listing, we intend to adopt a formal policy for the review, approval or ratification of related party transactions.

Statement of Policy Regarding Transactions with Related Persons

Delaware Parent will adopt a formal written policy that will be effective upon the Closing providing that Delaware Parent’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of Delaware Parent’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with Delaware Parent without the approval of Delaware Parent’s audit committee, subject to certain exceptions.

Indemnification of Directors and Officers

Following the Closing, Delaware Parent will enter into new indemnification agreements for each director and officer of Delaware Parent.

There is no pending litigation or proceeding naming any of AGBA’s or Triller’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SHARES ELIGIBLE FOR FUTURE SALE

According to the Delaware Parent Certificate of Incorporation and Delaware Parent Bylaws, the authorized capital stock of the post-closing company shall be 1,860,000,000, which shall consist of two classes as follows: (a) 1,760,000,000 shares shall be a class designated as common stock, $0.0001 par value per share (the “Delaware Parent Common Stock”); and (b) 100,000,000 shares of Preferred Stock, $0.0001 par value per share (“Delaware Parent Preferred Stock”), of which 35,328,888 shares shall be designated Series A-1 Preferred Stock (“Delaware Parent Series A-1 Preferred Stock”). The remainder of the Preferred Stock shall be undesignated (the “Undesignated Preferred Stock”).

The Delaware Parent Common Stock to be issued in the Merger will not be registered under the Securities Act at the Closing, and 297,686,312 shares will be subject to the lock-up agreements described below. Sales of substantial amounts of Delaware Parent Common Stock in the public market could adversely affect prevailing market prices of the Delaware Parent Common Stock. Prior to the Merger, there has been no public market for Delaware Parent Common Stock. Delaware Parent intends to apply for listing of the Delaware Parent Common Stock on Nasdaq, but it cannot be assured that a regular trading market will develop in the Delaware Parent Common Stock.

Transfer of Shares

Subject to applicable securities laws in relevant jurisdictions and the Delaware Parent Certificate of Incorporation and Delaware Parent Bylaws, the fully paid-up shares of common stock and preferred stock of Delaware Parent are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. Delaware Parent will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

Of the 313,157,015 shares of Delaware Parent Common Stock to be issued to the Triller Stockholders at the Closing, holders of an aggregate of 297,686,312 shares of Delaware Parent Common Stock will be bound by a standard lock-up covenant as to those shares for a period of 165 days after the date of Closing.

As to the holders of Delaware Parent Series A-1 Preferred Stock, the lock-up terms shall be as set forth as follows: the holder will not sell or be permitted to sell, register, hypothecate, transfer to common or otherwise transact (“Convert”) any of the Delaware Parent Preferred Stock for a period of 12 months from the Closing Date. Furthermore, after the one year anniversary, such holder will only be permitted to Convert an amount equal to two percent (2%) of the total number of shares of Delaware Parent Series A-1 Preferred Stock on a monthly basis, thereafter (for purposes of clarity at month 13, such holder shall be permitted to Convert an amount equal to two percent (2%) multiplied times 35,287,117, or 705,742 shares of Delaware Parent Series A-1 Preferred Stock to Delaware Parent Common Stock, and each successive month a new calculation will be performed which would be determined as two percent (2%) times the total number of shares of Delaware Parent Series A-1 Preferred Stock remaining, and that amount would be applicable for conversion to Delaware Parent Common Stock. Shares converted into Delaware Parent Common Stock shall be free of any lock-up restrictions.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

Delaware Parent is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that Delaware Parent sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by Delaware Parent’s affiliates. Generally, subject to certain limitations, holders of Delaware Parent’s restricted shares who are not affiliates of Delaware Parent or who are affiliates of Delaware Parent by virtue of their status as an officer or director of Delaware Parent may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of Delaware Parent restricted shares by an officer or director who is an affiliate of Delaware Parent solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of Delaware Parent restricted shares who will be an affiliate of Delaware Parent other than by virtue of his or her status as an officer or director of Delaware Parent.

Delaware Parent is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of the Delaware Parent Common Stock and Delaware Parent Preferred Stock that will be outstanding upon the consummation of the Merger, other than those equity shares issued and registered in connection with the Merger, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of Delaware Parent and has beneficially owned Delaware Parent’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Delaware Parent. Persons who are affiliates of Delaware Parent and have beneficially owned Delaware Parent’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued equity shares of the same class which, immediately after the Merger, will equal 4,148,838 shares of Delaware Parent Common Stock; or

•        the average weekly trading volume of Delaware Parent Common Stock of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Delaware Parent under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Delaware Parent.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Delaware Parent’s employees, consultants or advisors who purchase equity shares from Delaware Parent in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Merger is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

LEGAL MATTERS

Loeb & Loeb LLP will pass upon the validity of the securities of Delaware Parent to be issued in connection with the Domestication.

OTHER MATTERS

As of the date of this proxy statement, the Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement. If any other matters properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of AGBA, as of December 31, 2023 and December 31, 2022, and for the years then ended, included in this proxy statement have been audited by WWC, P.C., independent registered public accountants, as set forth in their report thereon appearing elsewhere in this proxy statement, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Triller Corp. and subsidiaries as of December 31, 2023 and December 31, 2022 and for the years then ended included in this proxy statement have been audited by L J Soldinger Associates, LLC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITY

AGBA is a British Virgin Islands business company. If AGBA does not change its jurisdiction of incorporation from the British Virgin Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon AGBA. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against AGBA in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the British Virgin Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, AGBA may be served with process in the United States with respect to actions against AGBA arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of AGBA’s securities by serving AGBA’s U.S. agent irrevocably appointed for that purpose.

ADDITIONAL INFORMATION

Incorporation By Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC and are delivering to you with a copy of this Proxy Statement. The information incorporated by reference is deemed to be part of this Proxy Statement. This Proxy Statement incorporates by reference the following documents:

•        Annual Report on Form 10-K filed on March 28, 2024.

•        Quarterly Report on Form 10-Q filed on May 15, 2024.

•        Current Report on Form 8-K filed on January 3, 2024, January 9, 2024, February 15, 2024, February 27, 2024, March 21, 2024, April 18, 2024, April 19, 2024, April 30, 2024 and May 1, 2024, including the exhibits thereto.

You may read and copy any reports, statements, or other information we file at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the operation of the SEC’s public reference facilities. The SEC maintains a website that contains reports, proxy statements, and other information, including those filed by us, at http://www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Proxy Statement will be deemed modified, superseded or replaced for purposes of this Proxy Statement to the extent that a statement contained in this Proxy Statement or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Proxy Statement modifies, supersedes or replaces such statement.

Additional Information

AGBA files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. AGBA’s public filings are also available to the public from the SEC’s website at www.sec.gov. You may request a copy of AGBA’s filings with the SEC (excluding exhibits) at no cost by contacting Embrace Change at the address and/or telephone number below.

If you would like additional copies of this proxy statement or AGBA’s other filings with the SEC (excluding exhibits) or if you have questions about the proposals to be presented at the Extraordinary General Meeting, you should contact AGBA at the following address and e-mail address:

AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR
Attn: Shu Pei Huang, Desmond, Acting Group Chief Financial Officer
Email: Desmond.Shu@agba.com

You may also obtain additional copies of this proxy statement by requesting them in writing or by telephone from AGBA’s proxy solicitation agent at the following address, telephone number and e-mail address:

Advantage Proxy, Inc.
PO Box 10904
Yakima, WA 98909
Tel: 206-870-8565 or
Email: ksmith@advantageproxy.com

You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are an AGBA shareholder and would like to request documents, please do so by September 16, 2024, three business days prior to the Extraordinary General Meeting, in order to receive them before the Extraordinary General Meeting. If you request any documents from AGBA, such documents will be mailed to you by first class mail or another equally prompt means.

By Order of the Board of Directors.
/s/ Robert E. Diamond, Jr.
Robert E. Diamond, Jr.
Chairman of the Board
Hong Kong
September 5, 2024

INDEX TO FINANCIAL STATEMENTS

AGBA GROUP HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TRILLER HOLD CO LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
AGBA Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AGBA Group Holding Limited and subsidiaries (collectively the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive loss, cash flows, shareholders’ equity, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows in each of the years for the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company incurred substantial losses during the year ended December 31, 2023. As of December 31, 2023, the Company had a working capital deficit and net cash outflows from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2022 to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

March 28, 2024

AGBA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2023	2022
		(restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,861,223	$6,449,876
Restricted cash	16,816,842	44,844,196
Accounts receivable, net	2,970,636	2,822,162
Accounts receivable, net, related parties	1,094,225	272,546
Loans receivable, net	549,461	517,479
Notes receivable, net	557,003	—
Income tax recoverable	—	260,120
Deposit, prepayments, and other receivables, net	1,769,582	589,786
Total current assets	25,618,972	55,756,165

Non-current assets:
Rental deposit, net	961,253	—
Loans receivable, net	1,054,841	1,072,392
Property and equipment, net	1,721,284	7,359,416
Right-of-use asset, net	11,508,153	—
Long-term investments, net	25,201,933	36,510,803
Long-term investments, net, related party	522,531	522,557
Total non-current assets	40,969,995	45,465,168
TOTAL ASSETS	$66,588,967	$101,221,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$19,754,041	$20,274,429
Escrow liabilities	16,816,842	29,487,616
Borrowings	1,804,950	4,477,254
Borrowings, related party	5,000,000	—
Amounts due to the holding company	2,906,261	6,289,743
Income tax payable	328,720	—
Lease liabilities	1,229,329	—
Forward share purchase liability	—	13,491,606
Total current liabilities	47,840,143	74,020,648

Long-term liabilities:
Lease liabilities	10,646,053	—
Warrant liabilities	—	4,548
Deferred tax liabilities	—	45,858
Total long-term liabilities	10,646,053	50,406
TOTAL LIABILITIES	58,486,196	74,071,054

Commitments and contingencies (Note 24)

Shareholders’ equity:
Ordinary shares, $0.001 par value; 200,000,000 shares authorized, 68,661,998 and 58,376,985 shares issued and outstanding as of December 31, 2023 and 2022, respectively	68,662	58,377
Ordinary shares to be issued	4,854	1,665
Additional paid-in capital	74,103,494	43,870,308
Accumulated other comprehensive loss	(473,087)	(384,938)
Accumulated deficit	(65,601,152)	(16,395,133)
Total shareholders’ equity	8,102,771	27,150,279
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$66,588,967	$101,221,333

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2023	2022
Revenues:
Interest income:
Loans	$157,190	$176,175
Total interest income	157,190	176,175
Non-interest income:
Commissions	50,068,936	26,561,691
Recurring asset management service fees	2,992,918	3,372,449
Recurring asset management service fees, related party	970,143	969,912
Total non-interest income	54,031,997	30,904,052
Total revenues from others	54,189,187	31,080,227

Operating expenses:
Interest expense	(784,479)	(140,644)
Commission expense	(37,287,519)	(18,823,458)
Sales and marketing expense	(3,708,557)	(11,141,672)
Research and development expense	(4,557,196)	(1,209,035)
Personal and benefit expense	(27,217,822)	(21,928,504)
Legal and professional fees	(13,601,274)	(1,265,866)
Legal and professional fees, related party	(333,332)	—
Allowance for expected credit losses on financial instruments	(1,077,184)	(16,509)
Other general and administrative expenses	(9,467,146)	(4,905,636)
Total operating expenses	(98,034,509)	(59,431,324)
Loss from operations	(43,845,322)	(28,351,097)

Other income (expense):
Interest income	383,720	99,132
Foreign exchange gain (loss), net	909,227	(2,643,261)
Investment loss, net	(6,878,869)	(8,937,431)
Change in fair value of warrant liabilities	4,548	8,952
Change in fair value of forward share purchase liability	(82,182)	(5,392,293)
Loss on settlement of forward share purchase agreement	(378,895)	—
Gain on disposal of property and equipment	664,816	—
Rental income	239,239	315,233
Sundry income	64,237	504,735
Total other expense, net	(5,074,159)	(16,044,933)
Loss before income taxes	(48,919,481)	(44,396,030)
Income tax expense	(286,538)	(124,605)
NET LOSS	$(49,206,019)	$(44,520,635)

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS — (Continued)
(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2023	2022
Other comprehensive loss:
Foreign currency translation adjustment	(88,149)	(205,477)

COMPREHENSIVE LOSS	$(49,294,168)	$(44,726,112)

Weighted average number of ordinary shares outstanding
Basic and diluted	65,265,397	56,084,858

Net loss per ordinary share
Basic and diluted	$(0.75)	$(0.79)

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)
For the years ended December 31, 2023 and 2022

	Note	Ordinary shares		Ordinary shares to be issued		Additional paid-in capital	Receivable from the holding company	Accumulated other comprehensive (loss) income	(Accumulated deficit) retained earnings	Total shareholders’ equity
		No. of share	Amount	No. of share	Amount
Balance as of January 1, 2022		53,835,000	$53,835	1,665,000	$1,665	$38,706,226	$(29,562,195)	$(179,461)	$52,125,502	$61,145,572
Restatement	(2)	—	—	—	—	—	—	—	23,000,000	23,000,000
Balance as of January 1, 2022 (restated)	(17)(i)	53,835,000	$53,835	1,665,000	$1,665	$38,706,226	$(29,562,195)	$(179,461)	$75,125,502	$84,145,572

Automatic conversion of public and private rights into ordinary shares	(17)(i)	482,500	483	—	—	(483)	—	—	—	—
Issuance of ordinary shares to settle payables	(17)(i)	792,334	792	—	—	7,202,278	—	—	—	7,203,070
Issuance of ordinary shares to settle finder fee	(17)(i)	555,000	555	—	—	(555)	—	—	—	—
Transaction costs in related to Business Combination		—	—	—	—	(8,308,754)	—	—	—	(8,308,754)
Shares and warrants from reverse recapitalization with AGBA Acquisition Limited, net of redemption		2,712,151	2,712	—	—	6,282,184	—	—	—	6,284,896
Special dividend to the holding company		—	—	—	—	—	29,562,195	—	(47,000,000)	(17,437,805)
Share-based compensation		—	—	—	—	2,088,725	—	—	—	2,088,725
Initial measurement of forward share purchase liability		—	—	—	—	(8,099,313)	—	—	—	(8,099,313)
Forgiveness of amounts due to the holding company		—	—	—	—	6,000,000	—	—	—	6,000,000
Net loss for the year		—	—	—	—	—	—	—	(44,520,635)	(44,520,635)
Foreign currency translation adjustment		—	—	—	—	—	—	(205,477)	—	(205,477)
Balance as of December 31, 2022 (restated)		58,376,985	58,377	1,665,000	1,665	43,870,308	—	(384,938)	(16,395,133)	27,150,279

Issuance of ordinary shares to settle finder fee	(17)(ii)	2,173,913	2,174	—	—	3,997,826	—	—	—	4,000,000
Issuance of holdback shares	(17)(iv)	1,665,000	1,665	(1,665,000)	(1,665)	—	—	—	—	—
Issuance of ordinary shares for private placement	(17)(vii)	—	—	2,643,300	2,643	1,847,667	—	—	—	1,850,310
Issuance of ordinary shares for commitment fee	(17)(v)	600,000	600	—	—	275,400	—	—	—	276,000
Share-based compensation	(17)(iii), (vi),(viii)	5,846,100	5,846	2,210,984	2,211	11,518,909	—	—	—	11,526,966
Forgiveness of amounts due to the holding company		—	—	—	—	12,593,384	—	—	—	12,593,384
Foreign currency translation adjustment		—	—	—	—	—	—	(88,149)	—	(88,149)
Net loss for the year		—	—	—	—	—	—	—	(49,206,019)	(49,206,019)
Balance as of December 31, 2023		68,661,998	$68,662	4,854,284	$4,854	$74,103,494	$—	$(473,087)	$(65,601,152)	$8,102,771

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(49,206,019)	$(44,520,635)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation expense	11,235,026	2,088,725
Non-cash lease expense	1,496,286	—
Depreciation of property and equipment	261,323	392,873
Interest income on notes receivable	(34,665)	—
Interest expense on borrowings	784,479	—
Foreign exchange (gain) loss, net	(909,227)	2,643,261
Investment loss, net	6,878,869	8,937,431
Allowance for expected credit losses on financial instruments	1,077,184	—
Change in fair value of warrant liabilities	(4,548)	(8,952)
Change in fair value of forward share purchase liability	82,182	5,392,293
Gain on disposal of property and equipment	(664,816)	—
Loss on settlement of forward share purchase agreement	378,895	—
Reversal of over-accruals staff bonus	(3,595,028)	—

Change in operating assets and liabilities:
Accounts receivable	(1,187,628)	(1,947,089)
Loans receivable	(15,656)	2,319,054
Deposits, prepayments, and other receivables	(2,495,082)	(198,512)
Accounts payable and accrued liabilities	6,894,066	10,877,792
Escrow liabilities	(12,670,774)	(4,998,181)
Lease liabilities	(1,130,008)	—
Income tax payable	542,982	(282,459)
Net cash used in operating activities	(42,282,159)	(19,304,399)

Cash flows from investing activities:
Proceeds from sale of investments	3,976,657	1,853,473
Purchase of notes receivable	(589,086)	—
Purchase of long-term investments	(288,581)	—
Addition in long-term investments, related party	—	(16,228,690)
Dividend received from long-term investments	1,670,045	1,154,749
Proceeds from sale of property and equipment	6,127,576	—
Purchase of property and equipment	(104,846)	(968,367)
Net cash provided by (used in) investing activities	10,791,765	(14,188,835)

Cash flows from financing activities:
Advances from the holding company	9,342,972	9,752,275
Settlement of forward share purchase agreement	(13,952,683)	—
Proceeds from borrowings	7,746,414	4,464,391
Repayments of borrowings	(6,026,937)	—
Proceeds from private placement	1,850,310	—
Dividend paid to the holding company	—	(17,437,805)
Cash proceeds from reverse recapitalization, net of redemption	—	15,356,580
Net cash (used in) provided by financing activities	(1,039,924)	12,135,441
Effect on exchange rate change on cash, cash equivalents and restricted cash	(85,689)	(429,542)

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Currency expressed in United States Dollars (“US$”))

	For the years ended December 31,
	2023	2022
Net change in cash, cash equivalent and restricted cash	(32,616,007)	(21,787,335)

BEGINNING OF YEAR	51,294,072	73,081,407
END OF YEAR	$18,678,065	$51,294,072

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash received from income tax refund	$427,363	$125,353
Cash paid for income taxes	$172,334	$531,592
Cash received from interest	$349,055	$99,132
Cash paid for interest	$784,479	$140,644

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Initial recognition of operating lease liabilities related to right-of-use asset	$12,512,585	$—
Forgiveness of amounts due to the holding company	$12,593,384	$6,000,000
Issuance of ordinary shares to settle finder fee	$4,000,000	$—
Issuance of ordinary shares to settle payables	$—	$7,203,070
Purchase of property and equipment, through earnest deposit	$—	$7,182,131
Special dividend to the holding company offset with amount due from the holding company	$—	$29,562,195
Transaction costs in related to Business Combination	$—	$8,308,754
Liability assumed related to forward share purchase agreement	$—	$13,491,606
	As of December 31,
	2023	2022
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$1,861,223	$6,449,876
Restricted cash	16,816,842	44,844,196
Total cash, cash equivalents and restricted cash	$18,678,065	$51,294,072

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

AGBA Group Holding Limited (“AGBA” or the “Company”) was incorporated on October 8, 2018 in British Virgin Islands.

The Company, through its subsidiaries, is operating a wealth and health platform, offering a wide range of financial service and products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, lending, and real estate in overseas. AGBA is also engaged in financial technology business and financial investments, managing an ensemble of fintech investments and healthcare investment and operating a health and wealth management platform with a broad spectrum of services and value-added information in health, insurance, investments and social sharing.

On November 14, 2022 (“Closing Date”), AGBA, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (“TAG”) completed the business combination transaction and AGBA became the 100% beneficial owner of all of the issued and outstanding shares and other equity interest of TAG International Limited and TAG Asia Capital Holdings Limited. The transaction was accounted for as a “reverse recapitalization” and AGBA was treated as the “acquired” company for accounting purposes (see Note 5).

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

The accompanying consolidated financial statements reflect the activities of AGBA and each of the subsidiaries as of December 31, 2023 and 2022:

Name	Background	Ownership
TAG International Limited (“TIL”)	• British Virgin Islands company • Incorporated on October 25, 2021 • Issued and outstanding 1 ordinary share at $1 par value • Investment holding	100% owned by AGBA
TAG Asset Partners Limited (“TAP”)	• British Virgin Islands company • Incorporated on October 25, 2021 • Issued and outstanding 1 ordinary share at $1 par value • Investment holding	100% owned by TIL
OnePlatform International Limited (“OIL”)	• Hong Kong company • Incorporated on November 2, 2021 • Issued and outstanding 100 ordinary shares for HK$100 ($13) • Investment holding	100% owned by TAP
TAG Asia Capital Holdings Limited (“TAC”)	• British Virgin Islands company • Incorporated on October 26, 2015 • Issued and outstanding 50,000 ordinary shares at $1 par value • Investment holding	100% owned by AGBA

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont.)

Name	Background	Ownership
OnePlatform Wealth Management Limited (“OWM”)

•   Hong Kong company

•   Incorporated on February 5, 2003

•   Issued and outstanding 240,764,705 ordinary shares for HK$120,851,790 ($15,493,819)

•   Provision of insurance and mandatory provident fund schemes brokerage services

99.89% owned by OIL
OnePlatform International Property Limited (“OIP”)	• Hong Kong company • Incorporated on May 21, 2014 • Issued and outstanding 30,001,200 ordinary shares for HK$30,001,200 ($3,846,308) • Provision of overseas real estate brokerage services	100% owned by OIL
OnePlatform Asset Management Limited (“OAM”)

•   Hong Kong company

•   Incorporated on November 24, 1999

•   Issued and outstanding 264,160,000 ordinary shares for HK$272,000,000 ($34,871,795)

•   Licensed by the Securities and Futures Commission of Hong Kong

•   Provision of investment advisory, funds dealing, introducing broker, and asset management services

100% owned by OIL
Kerberos (Nominee) Limited (“KNL”)	• Hong Kong company • Incorporated on April 20, 2007 • Issued and outstanding 1 ordinary share for HK$1 • Provision of escrow services	100% owned by OAM
Maxthree Limited (“Maxthree”)	• British Virgin Islands company • Incorporated on April 12, 2006 • Issued and outstanding 1 ordinary share at $1 par value • Investment holding	100% owned by OIL
OnePlatform Credit Limited (“OCL”)

•   Hong Kong company

•   Incorporated on August 6, 1982

•   Issued and outstanding 169,107,379 ordinary shares for HK$169,107,379 ($21,680,433)

•   Registered under the Hong Kong Money Lenders Ordinance

•   Provision of money lending services

100% owned by Maxthree
Hong Kong Credit Corporation Limited (“HKCC”)

•   Hong Kong company

•   Incorporated on March 16, 1982

•   Issued and outstanding 139,007,381 ordinary shares for HK$139,007,381 ($17,821,459)

•   Registered under the Hong Kong Money Lenders Ordinance

•   Provision of money lending services

100% owned by OCL
Trendy Reach Holdings Limited (“TRHL”)	• British Virgin Islands company Incorporated on October 5, 2015 Issued and outstanding 1 ordinary share at HK$1 Investment holding	100% owned by Maxthree

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont.)

Name	Background	Ownership
Profit Vision Limited (“PVL”)	• Hong Kong company Incorporated on October 9, 2015 Issued and outstanding 1 ordinary share for HK$1 Property investment holding	100% owned by TRHL
TAG Technologies Limited (“TAGTL”)	• British Virgin Islands company Incorporated on October 23, 2015 Issued and outstanding 1 ordinary share at $1 par value Investment in financial technology business	100% owned by TAC
AGBA Group Limited (“AGL”)	• Hong Kong company Incorporated on November 28, 2019 Issued and outstanding 10,000 ordinary shares for HK$10,000 ($1,282) Operating as cost center for the Company	100% owned by TAGTL
Tandem Fintech Limited (“TFL”)	• Hong Kong company • Incorporated on October 6, 2017 • Issued and outstanding 9,000,000 ordinary shares for HK$9,000,000 ($1,153,846) • Operating an online insurance comparison platform	100% owned by TAC
AGBA Innovation Limited (“AGBA Innovation”)	• Hong Kong company Incorporated on February 26, 2016 Issued and outstanding 1 ordinary share for HK$1 No operations since inception	100% owned by OIL
FinLiving Limited (“FLL”)	• Hong Kong company Incorporated on September 14, 2021 Issued and outstanding 100 ordinary shares for HK$100 ($13) No operations since inception	100% owned by AGBA Innovation

AGBA and its subsidiaries are hereinafter referred to as the “Company”.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated the accompanying consolidated financial statements and related disclosure for the year ended December 31, 2022 that were previously included in the Form 10-K filed with the SEC on April 3, 2023.

Restatement Background

In June 2021, the Company received the offer from JP Morgan Chase Holdings LLC to purchase all its equity interest in Nutmeg Saving and Investment Limited (“Nutmeg”). Nutmeg is incorporated in the United Kingdom and engaged in the provision of online discretionary investment management services. The cash consideration was approximately $187 million (equivalent to approximately GBP 135 million) and fully received in September 2021, resulting in a realized gain of approximately $139 million (equivalent to approximately GBP 101 million). As of December 31, 2021, the Company recorded an income tax payable of $23 million based on the Hong Kong profit tax rate of 16.5%.

The Company corrected its previous conclusion of provision of income tax liabilities of $23 million related to the disposal of Nutmeg. The Company had previously believed that the gain from the sale of Nutmeg should have been taxed at the 16.5% profit tax rate in Hong Kong during the year of disposal, resulting in a recorded income tax liability of $23 million. After reassessing whether income tax should be provided, the Company reviewed that there was an error resulting from the improper application of US tax law and Hong Kong tax law due to the mistaken omission of the consideration of Hong Kong tax law, and came to the conclusion that there should be no income tax applied when selling a long-term investment in Hong Kong.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The impact of restatement

The impact of the accounting errors was a cumulative reduction in the income tax provision of $23 million and a cumulative decrease in the accumulated deficit of $23 million, and it had no impact on the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows for the year ended December 31, 2022.

The following table summarized the effect of the restatement on each financial statement line items as of and for the year ended December 31, 2022, as indicated:

Summary of restatement — consolidated balance sheet

	As of December 31, 2022
	As Previously Reported	Adjustment	As Restated
Income tax payable	$23,000,000	$(23,000,000)	$—
Total current liabilities	$97,020,648	$(23,000,000)	$74,020,648
Total liabilities	$97,071,054	$(23,000,000)	$74,071,054
Accumulated deficit	$(39,395,133)	$23,000,000	$(16,395,133)
Total shareholders’ equity	$4,150,279	$23,000,000	$27,150,279

Summary of restatement — consolidated statement of changes in shareholders’ equity

	For the year December 31, 2022
	As Previously Reported	Adjustment	As Restated
Balance as of January 1, 2022
Accumulated (deficit) retained earnings	$52,125,502	$23,000,000	$75,125,502
Balance as of December 31, 2022
Accumulated (deficit) retained earnings	$(39,395,133)	$23,000,000	$(16,395,133)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

•        Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of AGBA and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances between AGBA and its subsidiaries are eliminated upon consolidation.

•        Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for expected credit losses, notes receivable, share-based compensation, warrant liabilities, forward share purchase liability, provision for contingent liabilities, revenue recognition, leases, income tax provision, deferred taxes and uncertain tax position, and allocation of expenses from the holding company.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

The reporting currency of the Company is US$ and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Hong Kong maintain their books and record in their local currency, Hong Kong dollars (“HK$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statements of changes in shareholders’ equity.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end HK$:US$ exchange rate	0.1281	0.1281
Annual average HK$:US$ exchange rate	0.1277	0.1277

•        Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong and Hong Kong is not protected by Federal Deposit Insurance Corporation (“FDIC”) insurance. However, management does not believe there is a significant risk of loss.

•        Restricted Cash

Restricted cash consist of funds held in escrow accounts reflecting (i) the restricted cash and cash equivalents maintained in certain bank accounts that are held for the exclusive interest of the Company’s customers and (ii) the full obligation to an investor in connection with the Meteora Backstop Agreement (see Note 5 for the details of the Meteora Backstop Agreement).

The Company restricts the use of the assets underlying the funds held in escrow to meet with regulatory or contractual requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation under current liabilities.

•        Accounts Receivable, net

Accounts receivable, net include trade accounts due from customers in insurance brokerage and asset management businesses, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. Credit terms with the products providers of investment, unit and mutual funds and asset portfolio are mainly 90 days or a credit period mutually agreed between the contracting parties. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and provides allowance when necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

•        Loans Receivable, net

Loans receivable, net are related to residential mortgage loans that are carried at unpaid principal and interest balances, less the allowance for expected credit losses on loans receivable and charge-offs.

Loans are placed on nonaccrual status when they are past due 180 days or more as to contractual obligations or when other circumstances indicate that collection is not probable. When a loan is placed on nonaccrual status, any interest accrued but not received is reversed against interest income. Payments received on a nonaccrual loan are either applied to protective advances, the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. A nonaccrual loan may be restored to accrual status when principal and interest payments have been brought current and the loan has performed in accordance with its contractual terms for a reasonable period (generally six months).

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

If the Company determines that a loan is impaired, the Company next determines the amount of the impairment. The amount of impairment on collateral dependent loans is charged off within the given fiscal quarter. Generally the amount of the loan and negative escrow in excess of the appraised value less estimated selling costs, for the fair value of collateral valuation method, is charged off. For all other loans, impairment is measured as described below in “Allowance for Expected Credit Losses on Financial Instruments”.

•        Allowance for Expected Credit Losses on Financial Instruments

In accordance with ASC Topic 326 “Credit Losses — Measurement of Credit Losses on Financial Instruments” (ASC Topic 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, loans receivable, notes receivable, and deposits, prepayments and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, loans receivable, notes receivable, and deposits, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

For the years ended December 31, 2023 and 2022, the aggregated allowance for expected credit losses on accounts receivable, loans receivable, notes receivable, and other receivables was $1,077,184 and $16,509, respectively.

•        Deposit, prepayments, and other receivables, net

Deposit, prepayments, and other receivables, net represented the deposit paid for technology systems and services, prepayments for various consultancy services and other operating expenses such as insurance premium less the allowance for expected credit losses. It is presented under the current assets of the consolidated balance sheets based on the expected collection date.

•        Rental deposit, net

Rental deposit, net represented the deposit paid for the long-term office leases, less the allowance for expected credit losses. It is presented under the non-current assets of the consolidated balance sheet based on the expected collection date.

For the years ended December 31, 2023 and 2022, the Company has evaluated the probable losses on the rental deposits and made an allowance for expected credit losses of $14,833 and nil, respectively.

•        Long-Term Investments, net

The Company invests in equity securities with readily determinable fair values and equity securities that do not have readily determinable fair values.

Equity securities with readily determinable fair values are carried at fair value with any unrealized gains or losses reported in earnings.

Equity securities that do not have readily determinable fair values mainly consist of investments in privately-held companies. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values, if any:

Expected useful life
Land and building	Shorter of 50 years or lease term
Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Motor vehicle	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•        Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2023 and 2022.

•        Accounts Payable

Accounts payable represent commission payable to the Company’s financial advisors for the sale of investment funds, investment products, or insurance products. The carrying amount approximates fair value because of the short-term maturity.

•        Borrowings

Borrowings are recognized at fair value and repayable in the next twelve months. Interest expense is recognized on a fixed interest rate on the consolidated statements of operations.

•        Warrants Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Revenue Recognition

The Company earns and receives most of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC Topic 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

Commissions

The Company earns commissions from the sale of investment products to customers, who are insurance companies and fund houses. The Company enters into commission agreements with customers which specify the key terms and conditions of the arrangement. Commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon the purchase of an investment product by customer, the Company earns a commission from customers, calculated as a fixed percentage of the investment products acquired by its customers. The Company defines the “purchase of an investment product” for its revenue recognition purpose as the time when the customers referred by the Company has entered into a subscription contract with the relevant product provider and, if required, the customer has transferred a deposit to an escrow account designated by the Company to complete the purchase of the investment products. After the contract is established, there are no significant judgments made when determining the commission price. Therefore, commissions are recorded at point in time when the investment product is purchased.

The Company also facilitates the arrangement between insurance providers and individuals or businesses by providing insurance placement services to the insured and is compensated in the form of commission from the respective insurance providers. The Company primarily facilitates the placement of life, general and MPF insurance products. The Company determines that insurance providers are the customers.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company primarily earns commission income arising from the facilitation of the placement of an effective insurance policy, which is recognized at a point in time when the performance obligation has been satisfied upon execution of the insurance policy as the Company has no future or ongoing obligation with respect to such policies. The commission fee rate, which is paid by the insurance providers, based on the terms specified in the service contract which are agreed between the Company and insurance providers for each insurance product being facilitated through the Company. The commission earned is equal to a percentage of the premium paid to the insurance provider. Commission from renewed policies is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (e.g., when customer renews the policy).

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue in a gross or net basis depends upon whether the Company has control over the services prior to transferring it. Control is demonstrated by the Company which is primarily responsible for fulfilling the provision of placement services through the Company’s licensed insurance brokers to provide agency services. The commissions from insurance providers are recorded on a gross basis and commission paid to independent contractors or channel costs are recorded as commission expense in the consolidated statements of operations and comprehensive loss.

The Company also offers the sale solicitation of real estate property to the final customers and is compensated in the form of commissions from the corresponding property developers pursuant to the service contracts. Commission income is recognized at a point of time upon the sale contracts of real estate property is signed and executed.

Recurring Asset Management Service Fees

The Company provides asset management services to investment funds or investment product providers in exchange for recurring asset management service fees. Recurring asset management service fees are determined based on the types of investment products the Company distributes and are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. These customer contracts require the Company to provide investment management services, which represents a performance obligation that the Company satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Company provides these services throughout the contract term, for the method of calculating recurring asset management service fees, revenue is calculated on a daily basis over the contract term, quarterly billed and recognized. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection, performance component or other similar privileges and the circumstances under which the fixed percentage fees, before determined, could be not subject to clawback. Payment of recurring asset management service fees are normally on a regular basis (typically monthly or quarterly).

Interest Income

The Company offers money lending services from loan origination in form of mortgage and personal loans. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income in the consolidated statement of operations. The Company does not charge prepayment penalties from its customers. Interest income on mortgage and personal loans is recognized as it accrued using the effective interest method. Accrual of interest income on mortgage loans is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 180 days delinquent.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation of revenue categories presented on the consolidated statements of operations and comprehensive loss for the years indicated:

	For the year ended December 31, 2023
	Distribution Business	Platform Business
	Insurance brokerage service	Asset management service	Money lending service	Real estate agency service	Total
Interest income:
Loans	$—	$—	$157,190	$—	$157,190

Non-interest income:
Commissions	48,886,928	1,138,432	—	43,576	50,068,936
Recurring asset management service fees	—	3,963,061	—	—	3,963,061
	$48,886,928	$5,101,493	$157,190	$43,576	$54,189,187
	For the year ended December 31, 2022
	Distribution Business	Platform Business
	Insurance brokerage service	Asset management service	Money lending service	Real estate agency service	Total
Interest income:
Loans	$—	$—	$176,175	$—	$176,175

Non-interest income:
Commissions	24,610,309	1,764,310	—	187,072	26,561,691
Recurring asset management service fees	—	4,342,361	—	—	4,342,361
	$24,610,309	$6,106,671	$176,175	$187,072	$31,080,227

•        Rental Income

Rental income represents monthly rental received from the Company’s tenants. The Company recognizes rental income on a straight-line basis over the lease term in accordance with the lease agreement.

•        Cost Allocation

Cost allocation includes allocation of certain general and administrative, sales and marketing expenses and other operating costs paid by the holding company. General and administrative expenses consist primarily of payroll and related expenses of senior management and the Company’s employees, shared management expenses, including accounting, consulting, legal support services, rent, and other expenses to provide operating support to the related businesses. Allocated sales and marketing expense was mainly marketing expenses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company.

•        Sales and Marketing

Sales and marketing expenses include the costs of advertising, promotions, seminars, and other programs. In accordance with ASC Topic 720-35, Advertising Costs, advertising costs are expensed as incurred.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Research and Development

Research and development expenses include the costs of developing software for business purpose and costs to improve the business operation flow. All research and development costs are expensed as incurred.

•        Comprehensive Loss

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive (loss) income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive (loss) income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive (loss) income is not included in the computation of income tax expense or benefit.

•        Employee Benefits

Full time employees of the Hong Kong subsidiaries participate in a defined contribution Mandatory Provident Fund retirement benefit scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary, subject to a salary cap of $3,846 (HK$30,000).

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC Topic 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

•        Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Net Loss Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC Topic 260”). ASC Topic 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2022, there were no dilution impact.

•        Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management’s assessment, the Company determined that it has the following operating segments:

Segments	Scope of Service	Business Activities
Distribution Business	Insurance Brokerage Service

Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.

Platform Business	— Asset Management Service	—	Providing access to financial products and services to licensed brokers.
		—	Providing operational support for the submission and processing of product applications.
		—	Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
		—	Providing training resources and materials.
		—	Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services
	— Money Lending Service	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers
	— Real Estate Agency Service	Solicitation of real estate sales for the developers, in exchange for commissions
Fintech Business	Investment Holding	Managing an ensemble of fintech investments
Healthcare Business	Investment Holding	Managing an ensemble of healthcare-related investments

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

All of the Company’s revenues were generated in Hong Kong for the years ended December 31, 2023 and 2022 and all of the Company’s non-current assets were located in Hong Kong as of December 31, 2023 and 2022.

•        Leases

The Company follows ASC Topic 842, Leases (“ASC Topic 842”), utilizing the modified retrospective transition method with no adjustments to comparative periods presented. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (ASC Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC Topic 842 requires that lessees recognize right-of-use asset and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC Topic 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the consolidated statements of operations and comprehensive loss and statements of cash flows. ASC Topic 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. The Company has not entered any lease agreements with lease terms of 12 months or less during the years ended December 31, 2023 and 2022. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

The accounting update also requires that for operating leases, a lessee recognize interest expense on the lease liability and the amortization of the right-of-use asset as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

•        Related Parties

The Company follows the ASC Topic 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the consolidated financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•        Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans and notes receivable, deposits, prepayments and other receivables, accounts payable and accrued liabilities, escrow liabilities, borrowings and amounts due to the holding company approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of loans receivable approximates the carrying amount. The Company accounts for loans receivable at cost, subject to expected credit losses assessment.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	As of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable equity securities	$595	$595	$—	$—
Description	As of December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable equity securities	$2,443,593	$2,443,593	$—	$—

Liabilities:
Forward share purchase liability	$13,491,606	$—	$—	$13,491,606
Warrant liabilities	4,548	—	—	4,548
Total	$13,496,154	$—	$—	$13,496,154

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

•        Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective January 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

NOTE 4 — LIQUIDITY AND GOING CONCERN CONSIDERATION

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. They do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

For the year ended December 31, 2023, the Company reported net loss of $49,206,019 and net cash outflows from operating activities of $42,282,159. As of December 31, 2023, the Company had a working capital deficit of $22,221,171, an accumulated deficit of $65,601,152 and cash and cash equivalents of $1,861,223.

The Company has determined that the prevailing conditions and ongoing liquidity risks encountered by the Company raise substantial doubt about the ability to continue as a going concern for at least one year following the date these consolidated financial statements are issued. The ability to continue as a going concern is dependent on the Company’s ability to successfully implement its current operating plan and fund-raising exercises. The Company believes that it will be able to grow its revenue base and control expenditures. In parallel, the Company will monitor its capital structure and operating plans and search for potential funding alternatives in order to finance the development activities and operating expenses. These alternatives may include borrowings, raising funds through public equity or debt markets. However, the Company cannot predict the exact amount or timing of the alternatives, or guarantee those alternatives will be favorable to its shareholders. Any failure to obtain financing when required will have a material adverse impact on the Company’s business, operation and financial result.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — LIQUIDITY AND GOING CONCERN CONSIDERATION (cont.)

Certain funding alternatives have been carried by the Company, as follows:

1.      On September 7, 2023, the Company entered into an equity purchase agreement with Williamsburg Venture Holdings, LLC (“Williamsburg”), an independent third party to agree to invest up to $50 million over a 36-month period (see Note 17).

2.      On November 7, 2023, the Company entered into private placement binding term sheets with an institutional investor, the Company’s Chief Executive Officer, Mr. Ng Wing Fai, and the Company’s management team pursuant to which the Company will receive gross proceeds of approximately $5,128,960, in consideration of (i) 7,349,200 ordinary shares of the Company, and (ii) warrants to purchase up to 1,469,840 Ordinary Shares at a purchase price of $0.70 per ordinary share and associated warrants. As of December 31, 2023, the Company received the proceeds of $1,850,310 (see Note 17).

The above funding alternatives were not enforceable and were subject to being exercised the rights by the counterparties. With these funding initiatives, the Company believes that it would be able to strengthen its financial position, improve its liquidity, and enhance its ability to navigate the challenging market conditions.

NOTE 5 — REVERSE RECAPITALIZATION WITH AGBA ACQUISITION LIMITED

On the Closing Date, pursuant to the Business Combination Agreement, the following share transactions were completed:

•        4,825,000 public and private rights were automatically converted to 482,500 ordinary shares of AGBA.

•        792,334 ordinary shares of AGBA were issued to settle the outstanding payables.

•        555,000 ordinary shares of AGBA were issued to Apex Twinkle Limited as the finder fee in connection with the Business Combination.

•        53,835,000 ordinary shares of AGBA were issued to TAG as consideration for the Business Combination and 1,665,000 ordinary shares, representing as 3% holdback shares for indemnification purpose were reserved. All the holdback shares will be released to TAG in six months following the Closing.

Immediately after giving effect to the Business Combination, AGBA has 58,376,985 ordinary shares issued and outstanding, and 4,825,000 warrants outstanding. TAG became a major shareholder of the Company.

Preceding to the Closing, on November 9, 2022, AGBA entered into the Forward Share Purchase Agreement (the “Meteora Backstop Agreement”) with Meteora Special Opportunity Fund I, L.P., a Delaware limited partnership, Meteora Select Trading Opportunities Master, L.P., a Cayman Islands limited partnership, and Meteora Capital Partners, L.P., a Delaware limited partnership (collectively “Meteora”). Pursuant to the Meteora Backstop Agreement, Meteora has agreed to purchase up to 2,500,000 AGBA ordinary shares in the open market at prices no higher than the redemption price, including from other AGBA shareholders that elected to redeem and subsequently revoked their prior elections to redeem their shares, following the expiration of AGBA’s redemption offer. AGBA has agreed to purchase those shares from Meteora on a forward basis, up to the lessor of (i) that number of AGBA shares then held by Meteora, and (ii) the difference of (x) the number of shares held by Meteora at Closing (which shall be no more than 2,500,000 Ordinary Shares in the aggregate) minus (y) that number of shares equal to (I) the product of (A) $0.12, multiplied by (B) the number of shares held by the Meteora at Closing (such product, the “Commitment Share Value”), divided by (II) the value weighted average price for the preceding 30 trading days ending on the day that is 30 days following the Closing (the number of shares derived in (y), the “Commitment Shares”, and the lesser of (1) and (2), the “Puttable Shares”), unless otherwise agreed to in writing by all parties, at a price per Share equal to the sum of (i) the redemption price as contemplated by the Definitive Proxy Statement (the “Redemption Price”), plus (ii) $0.45 (the sum of (i) and (ii), the “Base Price”), plus (iii) the result of (X) the Base Price, multiplied by (Y) the number of Commitment Shares, divided by (Z) the number of Puttable Shares (such sum of (i), (ii) and (iii), the “Shares Purchase Price”); provided that the Shares Purchase

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REVERSE RECAPITALIZATION WITH AGBA ACQUISITION LIMITED (cont.)

Price will be reduced by $0.15 for the first full calendar quarter after 90 days following the Closing sooner than the Put Date that the Put occurs if the Put does so occur, plus an additional reduction of $0.10 if the Put occurs before 90 days following the Closing. The purchase price payable by AGBA will be escrowed in the amount of the redemption price per share. At the election of AGBA, $0.45 of the Shares Purchase Price can be paid using Ordinary Shares rather than cash. The Meteora Backstop Agreement matures nine months after the closing of the Business Combination.

The transaction was accounted for as a “reverse recapitalization” in accordance with U.S. GAAP because the primary assets of AGBA would be nominal following the close of the Business Combination. Under this method of accounting, AGBA was treated as the “acquired” company for financial reporting purposes and both of TIL and TAC were determined to be the accounting acquirer based on the terms of the Business Combination and other factors including: (i) TIL and TAC’s shareholders have a majority of the voting power of the combined company, (ii) TIL and TAC comprises a majority of the governing body of the combined company, and TIL and TAC’s senior management comprises all of the senior management of the combined company, and (iii) TIL and TAC comprises all of the ongoing operations of the combined entity. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing shares for the net assets of AGBA, accompanied by a recapitalization. The shares and net loss per ordinary share, prior to the Reverse Recapitalization, have been retroactively restated. The net assets of AGBA were recorded at historical carrying amount, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of TIL and TAC.

NOTE 6 — RESTRICTED CASH

Pursuant to the Meteora Backstop Agreement dated November 9, 2022, the fund held in the escrow account for the forward share purchase is restricted to the Company for the nine months following the consummation of the Business Combination in November 2022, unless the investors (“Meteora”) sell the shares in the market or redeems the shares. Notwithstanding the sale of shares by Meteora, the restricted cash will be used to settle any of the Company’s repurchase obligations.

On June 29, 2023, the Company and Meteora entered into an agreement to early terminate the Meteora Backstop Agreement. Prior to the termination, Meteora sold 1,191,016 shares in the open market at a price ranging from $1.51 to $1.61 per share.

Pursuant to the early termination clauses of Meteora Backstop Agreement, the Company released $14.0 million from restricted cash to settle the obligation to Meteora.

Pursuant to the termination agreement, the Company is not obligated to purchase the remaining 124,949 shares (the “Shares”) from Meteora and they shall have no obligation to sell the Shares to the Company. In addition, they may dispose the Shares at its discretion in the open market not less than $2 per share before September 29, 2023 and no conditions or restrictions thereafter. As a result, the Company released the remaining $1.5 million from restricted cash to settle the obligation to Meteora.

With the early termination and sale of shares by Meteora, the forward share purchase liability (“FSP liability”) was fully settled and a loss on settlement of $378,895 was recorded in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

As of December 31, 2023, restricted cash included the funds held on behalf of the customers, the Company is acted as a custodian to manage the assets and investment portfolio on behalf of its customers under the terms of certain contractual agreements, which the Company does not have the right to use for any purposes, other than managing the portfolio. Upon receiving escrow funds, the Company records a corresponding escrow liability.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2022
Accounts receivable	$3,283,118	$2,916,609
Accounts receivable – related parties	1,094,225	272,546
Less: allowance for expected credit losses	(312,482)	(94,447)
Accounts receivable, net	$4,064,861	$3,094,708

The accounts receivable due from related parties represented the management service rendered to the portfolio assets of related companies, which are controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers. The amount is unsecured, interest-free and with a credit term mutually agreed.

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,
	2023	2022
Balance at beginning of year	$94,447	$94,576
Allowance for expected credit losses	217,475	—
Foreign translation adjustment	560	(129)
Balance at end of year	$312,482	$94,447

The Company generally conducts its business with creditworthy third parties. The Company determines, on a quarterly basis, the probable losses and an allowance for expected credit losses determined in accordance with the CECL model, based on historical losses, current economic conditions, forecasted future economic and market considerations, and in some cases, evaluating specific customer accounts for risk of loss. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the years ended December 31, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $217,475 and nil on accounts receivable, respectively.

NOTE 8 — LOANS RECEIVABLE, NET

The Company’s loans receivable, net was as follows:

	As of December 31,
	2023	2022
Residential mortgage loans	$1,605,531	$1,589,871
Less: allowance for expected credit losses	(1,229)	—
Loans receivable, net	$1,604,302	$1,589,871

Classifying as:
Current portion	$549,461	$517,479
Non-current portion	1,054,841	1,072,392
Loans receivable, net	$1,604,302	$1,589,871

The interest rates on loans issued ranged between 9.00% and 10.50% (2022: 9.00% to 10.00%) per annum for the year ended December 31, 2023. Mortgage loans are secured by collateral in the pledge of the underlying residential properties owned by the borrowers. As of December 31, 2023, the net carrying amount of the loans receivable was $1,604,302, which included an interest receivable of $40,100.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LOANS RECEIVABLE, NET (cont.)

Mortgage loans are made to either business or individual customers in Hong Kong for a period of 1 to 25 years, which are fully collateralized and closely monitored for counterparty creditworthiness, with such collateral having a fair value in excess of the carrying amount of the loans as of December 31, 2023 and 2022.

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,
	2023	2022
Balance at beginning of year	$—	$76,799
Allowance for expected credit losses	1,225	—
Written-off	—	(76,799)
Foreign translation adjustment	4	—
Balance at end of year	$1,229	$—

Estimated allowance for expected credit losses is determined on quarterly basis, in accordance with the CECL model, for general credit risk of the overall portfolio, which is relied on an assessment of specific evidence indicating doubtful collection, historical loss experience, loan balance aging and prevailing economic conditions. If there is an unexpected deterioration of a customer’s financial condition or an unexpected change in economic conditions, including macroeconomic events, the Company will assess the need to adjust the allowance for expected credit losses. Any such resulting adjustments would affect earnings in the period that adjustments are made.

For the years ended December 31, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $1,225 and nil on loans receivable, respectively.

NOTE 9 — NOTES RECEIVABLE, NET

On February 24, 2023, the Company entered into a subscription agreement and a convertible loan note instrument (collectively the “Agreements”) with Investment A. Pursuant to the Agreements, the Company agrees to subscribe an aggregate amount of $1,673,525 notes, in batches, which are payable on or before January 31, 2024 and bears a fixed interest rate of 8% per annum. The maturity date of the notes receivable is April 30, 2024. As of December 31, 2023, the Company subscribed $589,086 notes.

As of December 31, 2023, the net carrying amount of the notes receivable was $557,003, which including an interest receivable of $34,665.

The following table presents the activity in the allowance for expected credit losses:

As of December 31, 2023
Balance at beginning of year	$—
Allowance for expected credit losses	69,581
Foreign translation adjustment	180
Balance at end of year	$69,761

In accordance with ASC Topic 326, the Company accounts for its allowance for expected credit losses on notes receivable using the CECL model. Periodic changes to the allowance for expected credit losses are recognized in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2023, the Company has evaluated the probable losses on the notes receivable and made an allowance for expected credit losses of $69,581.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — DEPOSIT, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposit, prepayment and other receivables, net consisted of the following:

	As of December 31,
	2023	2022
Deposits	$710,702	$364,490
Prepayments	1,026,767	104,262
Other receivables	850,361	163,207
	2,587,830	631,959
Less: allowance for expected credit losses	(818,248)	(42,173)
Deposit, prepayment and other receivables, net	$1,769,582	$589,786

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,
	2023	2022
Balance at beginning of year	$42,173	$25,650
Allowance for expected credit losses	774,070	16,509
Foreign translation adjustment	2,005	14
Balance at end of year	$818,248	$42,173

In accordance with ASC Topic 326, the Company accounts for its allowance for expected credit losses on deposit and other receivables using the CECL model. Periodic changes to the allowance for expected credit losses are recognized in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023 and 2022, the Company has evaluated the probable losses on the deposit and other receivables and made an allowance for expected credit losses of $774,070 and $16,509.

NOTE 11 — LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	As of December 31,
	Ownership interest	2023	Ownership interest	2022
Marketable equity securities:
Investment C	0.00%*	$595	0.46%	$2,443,593

Non-marketable equity securities:
Investment A	8.37%	5,826,703	8.37%	5,717,678
Investment B	3.63%	342,000	3.63%	513,000
Investment D	4.47%#	16,880,384	4.92%	16,030,943
Investment E, related party	4.00%	522,531	4.00%	522,557
Investment F	4.00%	2,152,251	4.00%	11,805,589
Total		25,723,869		34,589,767
Net carrying value		$25,724,464		$37,033,360

____________

*        Less than 0.001%

#        Decrease in percentage due to share dilution

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LONG-TERM INVESTMENTS, NET (cont.)

Investments in Marketable Equity Securities

Investments in marketable equity securities are accounted for at their current market value with changes in fair value recognized in net loss. Investment C was listed and publicly traded on Nasdaq Stock Exchange.

During the year ended December 31, 2023, the Company sold 993,108 shares of Investment C at the average market price of $4.01 per share, resulting with a realized gain of $1,543,543.

As of December 31, 2023 and 2022, Investment C was recorded at fair value of $595 and $2,443,593, which were traded at a closing price of $9.15 and $2.46 per share, respectively.

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities consist of investments in limited liability companies in which the Company’s interests are deemed minor and long-term, strategic investments in companies that are in various stages of development, and investments in a close-ended partnership funds which concentrated in the healthcare sector. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses each of these investments on an individual basis, subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

Subsequently on February 5, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in Investment F for a purchase price of $2.15 million and the transaction was completed on February 19, 2024.

The following table presents the movement of non-marketable equity securities as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Balance at beginning of year	$34,589,767	$25,496,534
Additions	288,581	16,228,690
Adjustments:
Upward adjustments	—	2,137,021
Downward adjustments (note)	(10,092,729)	(6,898,549)
Foreign exchange adjustment	938,250	(2,373,929)
Balance at end of year	$25,723,869	$34,589,767

Cumulative unrealized gains and losses, included in the carrying value of the Company’s non-marketable equity securities:

	As of December 31,
	2023	2022
Downward adjustments (including impairment)	$(37,347,329)	$(27,254,600)
Upward adjustments	6,209,357	6,209,357
Total	$(31,137,972)	$(21,045,243)

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LONG-TERM INVESTMENTS, NET (cont.)

Investment loss, net is recorded as other expense in the Company’s consolidated statements of operations and comprehensive loss, and consisted of the following:

	For the years ended December 31,
	2023	2022
Marketable equity securities:
Unrealized gain (loss) from the changes in fair value – Investment C	$272	$(5,330,652)
Realized gain from sale of Investment C	1,543,543	—

Non-marketable equity securities:
Unrealized (loss)/gains (including impairment) – Investment F	(9,922,184)	2,137,021
Unrealized (loss) (including impairment) – Investment B	(170,545)	(756,478)
Unrealized (loss) (including impairment) – Investment A	—	(6,142,071)
Dividend income	1,670,045	1,154,749
Investment loss, net	$(6,878,869)	$(8,937,431)

____________

Note:

Downward adjustments represent unrealized loss (including impairment) of Investment B and F of $170,545 and $9,922,184 for the year ended December 31, 2023, respectively (2022: unrealized loss (including impairment) of Investment A and B of $6,142,071, and $756,478 respectively).

NOTE 12 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2022
As cost:
Land and building	$1,885,786	$7,881,202
Furniture, fixtures and equipment	39,743	13,412
Computer equipment	243,314	164,536
Motor vehicles	108,989	108,994
	2,277,832	8,168,144
Less: accumulated depreciation	(556,548)	(808,728)
Property and equipment, net	$1,721,284	$7,359,416

Depreciation expense for the years ended December 31, 2023 and 2022 were $261,323 and $392,873, respectively.

For the year ended December 31, 2023, the Company sold one of its office premises to an independent third party for a consideration of $6.13 million and a gain on disposal of $664,816 was recognized. The office premise was pledged for a mortgage loan (see Note 13).

NOTE 13 — BORROWINGS

	As of December 31,
	2023	2022
Mortgage borrowings	$1,804,950	$4,477,254
Short-term borrowings, related party	5,000,000	—
Total	$6,804,950	$4,477,254

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — BORROWINGS (cont.)

Mortgage Borrowings

In September 2022, the Company obtained a mortgage loan of $4,457,104 (equivalent to HK$34,800,000) from a finance company in Hong Kong, which bears interest at a fixed rate of 10.85% per annum, was repayable in October 2023. The loan was pledged by a fixed charge on an office premises owned by the Company. In October 2023, the loan was fully settled with the completion of the sale of the office premises (see Note 12).

In February 2023, the Company obtained a mortgage loan of $1,793,001 (equivalent to HK$14,000,000) from a finance company in Hong Kong, which bears an average interest rate at 13.75% per annum and becomes repayable in February 2024. The loan was pledged by a fixed charge on an office premises owned by the Company.

Short-term Borrowings

In September 2023, the Company obtained a short-term borrowing of $5,000,000 from the Company’s major shareholder’s ultimate holding company, which bears interest at a fixed rate of 12.00% per annum, repayable in October 2023. The borrowing is secured by a lien on the partial equity interest in Investment D owned by the Company. In October 2023, November 2023, December 2023 and February 2024, the Company entered into certain supplementary agreements to renew and extend the maturity to November 2023, December 2023, January 2024 and March 2024, respectively.

NOTE 14 — FORWARD SHARE PURCHASE LIABILITY (“FSP Liability”)

During the year ended December 31, 2023, pursuant to the sale of shares by investors and early termination of the Meteora Backshop Agreement (see Note 5), FSP liability was fully settled with a loss of $378,895 recorded in the consolidated statements of operations and comprehensive loss.

The FSP liability as of December 31, 2022 under the Meteora Backstop Agreement is valued by an independent valuer using a Black-Scholes model, which is considered to be Level 3 fair value measurement. The following table present the quantitative information regarding Level 3 fair value measurement of the FSP liability:

As of December 31, 2022
Input
Share price	$1.54
Risk-free interest rate	4.16%
Volatility	52.19%
Exercise price	$12.34
Term	0.61 years

For the year ended December 31, 2023, the change in fair value of FSP liability of $82,182 was charged to the consolidated statements of operations and comprehensive loss.

NOTE 15 — LEASE

Operating lease right-of-use (“ROU”) asset and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — LEASE (cont.)

During the year ended December 31, 2023, the Company has entered into a commercial operating lease with an independent third party for the use of an office in Hong Kong. The lease has an original term exceeding 1 year, but not more than 3 years with an option to renew a further term of 3 years. At lease inception, after consideration, the Company was certain that the renewal option would be exercised, after the original term. The operating lease is included in “Right-of-use asset, net” on the consolidated balance sheets and represents the Company’s right to use the underlying asset during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the consolidated balance sheets.

Supplemental balance sheet information related to the operating lease was as follows:

As of December 31, 2023
Operating lease:
Right-of-use asset	12,512,585
Less: accumulated depreciation	(1,004,432)
Right-of-use asset, net	$11,508,153

Lease liabilities:
Current lease liabilities	1,229,329
Non-current lease liabilities	10,646,053
Total lease liabilities	$11,875,382

Operating lease expense for the years ended December 31, 2023 and 2022 was $1,496,286 and nil, respectively, is included in other general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Other supplemental information about the Company’s operating lease as of December 31, 2023 are as follow:

Weighted average discount rate	6.58%
Weighted average remaining lease term (years)	5.42

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

For the year ended December 31,	Operating lease
2024	$1,942,181
2025	1,942,181
2026	2,676,638
2027	3,201,250
2028	3,201,250
Thereafter	1,333,854
Total minimum lease payments	14,297,354
Less: imputed interest	(2,421,972)
Total operating lease liabilities	$11,875,382

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — WARRANT LIABILITIES

Private warrants

The private warrants are accounted for as liabilities in accordance with ASC 480 and are presented as liabilities on the consolidated balance sheets. As of December 31, 2023 and 2022, there were 225,000 private warrants outstanding.

The fair value of the private warrants is valued by an independent valuer using a Binominal pricing model. The warrants were classified as Level 3 due to the use of unobservable inputs.

The key inputs into the Binominal pricing model were as follows at their measurement dates:

	As of December 31,
	2023	2022
Input
Share price	$0.49	$1.54
Risk-free interest rate	4.04%	4.16%
Volatility	48.66%	52.19%
Exercise price	$11.50	$11.50
Warrant remaining life	3.9 years	4.9 years

As of December 31, 2023 and 2022, the aggregate value of the private warrants was nil and $4,548, respectively. The changes in fair value for the years ended December 31, 2023 and 2022 were $4,548 and $8,952, respectively.

Warrants — Class A

In December 2023, the Company consummated the private placement and received cash proceeds in exchange of 2,643,300 ordinary shares and 528,660 warrants to be issued. These warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche (see Note 17).

NOTE 17 — SHAREHOLDERS’ EQUITY

Ordinary Shares

As of December 31, 2023 and 2022, the Company has authorized shares of 200,000,000 ordinary shares with a par value $0.001.

Ordinary Shares transactions for the year ended December 31, 2022

(i)     On November 14, 2022, pursuant to the Business Combination (as described in Note 5), the following share transactions were completed:

•        4,825,000 public and private rights were automatically converted to 482,500 ordinary shares of AGBA.

•        792,334 ordinary shares of AGBA were issued to settle the outstanding payables.

•        555,000 ordinary shares of AGBA were issued to Apex Twinkle Limited as the finder fee in connection with the Business Combination.

•        53,835,000 ordinary shares of AGBA were issued to TAG as consideration for the Business Combination and 1,665,000 ordinary shares, representing as 3% holdback shares were reserved.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHAREHOLDERS’ EQUITY (cont.)

Ordinary Shares transactions for the year ended December 31, 2023

(ii)    On March 21, 2023, the Company issued 2,173,913 ordinary shares to Apex Twinkle Limited to partially settle the finder fee payable.

(iii)   On May 22, 2023, the Company issued 946,100 ordinary shares to the directors and officers of the Company under the Share Award Scheme (the “Scheme”) for compensating the contributions of prior services and performance. These shares were approved and granted previously in December 2022.

(iv)   On June 6, 2023, the holdback shares of 1,665,000 ordinary shares were fully released and issued.

(v)    On December 5, 2023, the Company issued 600,000 ordinary shares to Williamsburg, an independent third party, as a commitment fee under the equity purchase agreement dated September 7, 2023.

(vi)   During the year ended December 31, 2023, the Company issued 4,900,000 ordinary shares to certain consultants to compensate their services rendered.

As of December 31, 2023 and 2022, there were 68,661,998 and 58,376,985 ordinary shares issued and outstanding, respectively.

Ordinary Shares To Be Issued

(vii)  On November 7, 2023, the Company entered into certain term sheets among an institutional investor, the Company’s Chief Executive Officer, Mr. Ng Wing Fai, and the Company’s management team for the private placement with an offering price at $0.70 per ordinary share.

In December 2023, the Company consummated the private placement with an independent institutional investor and received gross proceeds of $1,850,310 in exchange of (i) 2,643,300 ordinary shares, and (ii) warrants purchase up to 528,660 ordinary shares at a purchase price of $0.70 per ordinary share. The warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche.

(viii) In December 2023, the Company settled the accrued salary of $1.43 million with an aggregate of 2,210,984 ordinary shares to the directors and officers of the Company at the current market price ranging from $0.442 to $0.70 per share.

Subsequently in February 2024, the Company issued 435,484 shares for the settlement of the accrued salary.

Public Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as discussed herein. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

Once the warrants become exercisable, the Company may call the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC) for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption,

•        if, and only if, the last sales price of the ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company send the notice of redemption, and

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHAREHOLDERS’ EQUITY (cont.)

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, the management of the Company will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

The private warrants are identical to the public warrants, except that the private warrants and the ordinary shares issuable upon the exercise of the private warrants were not transferable, assignable or salable until after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The private warrants are accounted as liabilities and remeasured to fair value on a recurring basis, with changes in fair value recorded in the consolidated statements of operations (see Note 16).

As of December 31, 2023 and 2022, there were 4,600,000 public warrants and 225,000 private warrants outstanding.

Warrant — Class A

Each warrant entitles the holder to purchase one-fifth (1/5) of one ordinary share at a price of $0.70 per full share. The warrants will be exercisable six months after the issuance date for a period of five years after the exercise date. The warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche.

As of December 31, 2023, 528,660 warrants are to be issued under Warrant — Class A, in connection with the private placement.

Forgiveness of Amounts Due to the Holding Company

During the years ended December 31, 2023 and 2022, the holding company of the Company agreed to forgive a debt of $12,593,384 and $6,000,000, in aggregate, respectively, representing certain amounts due to it and treat as additional paid-in capital.

Share Award Scheme

Immediately following the consummation of Business Combination, the Company’s shareholders approved the Scheme, which became effective on September 14, 2022. Subsequently, on February 24, 2023, the Company registered 11,675,397 ordinary shares to be issued under the Scheme.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHAREHOLDERS’ EQUITY (cont.)

The fair value of the ordinary shares granted under the scheme is measured based on the closing price of the Company’s ordinary shares as reported by Nasdaq Exchange on the date of grant. For those ordinary shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

Share-based compensation

On May 22, 2023, the Company issued 946,100 ordinary shares to compensate the contributions of prior services and performance of the eligible employees, directors and officers, which was approved and granted previously in December 2022.

Restricted Share Units (“RSUs”)

In December 2022, the Company approved and granted 5,000,000 ordinary shares as RSUs to employees and consultants as additional compensation under the Scheme. These RSUs typically will be vested over one to four years period from 2023 to 2026.

For the RSUs, the fair value is recognized over the period based on the derived service period (usually the vesting period), on a straight-line basis. The valuations assume no dividends will be paid. The Company has assumed 10% forfeitures.

During the year ended December 31, 2023, the Company recorded $1,856,732 share-based compensation expense, which is included in the personal and benefit expenses in the consolidated statements of operations and comprehensive loss.

As of December 31, 2023, total unrecognized compensation remaining to be recognized in future periods for RSUs totaled $1.9 million. They are expected to be recognized over the weighted average period of 1.67 years.

A summary of the activities for the Company’s RSUs as of December 31, 2023 and 2022 is as follow:

	As of December 31,
	2023		2022
	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price
Outstanding, beginning of year	5,000,000	$2.47	—	$—
Granted	—	$—	5,000,000	$2.47
Vested	(346,542)	$2.47	—	$—
Forfeited	(3,343,730)	$(2.47)	—	$—
Outstanding, end of year	1,309,728	$2.47	5,000,000	$2.47

NOTE 18 — OPERATING EXPENSES

Commission Expense

Pursuant to the terms of respective contracts, commission expense represents certain premiums from insurance or investment products paid to agents. Commission rates vary by market due to local practice, competition, and regulations. The Company charged commission expense on a systematic basis that is consistent with the revenue recognition.

During the years ended December 31, 2023 and 2022, the Company recorded $37,287,519 and $18,823,458 commission expenses, respectively.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — OPERATING EXPENSES (cont.)

Personnel and Benefit Expense

Personnel and benefit expense mainly consisted of salaries and bonus paid and payable to the employees of the Company. During the year ended December 31, 2023, the Company reversed the annual bonus of $3.6 million that was already accrued for the year ended December 31, 2022.

During the years ended December 31, 2023 and 2022, the Company recorded $27,217,822 and $21,928,504 personnel and benefit expense, respectively.

Legal and Professional Fees

Legal and professional fees mainly consisted of certain professional consulting services in legal, audit, accounting and taxation, and others.

During the years ended December 31, 2023 and 2022, the Company recorded $13,601,274 and $1,265,866 legal and professional fees, respectively.

During the years ended December 31, 2023 and 2022, the Company recorded $333,332 and nil legal and professional fees, related party, respectively.

Other General and Administrative Expenses

The Company incurred different types of expenditures under other general and administrative expenses. They primarily consist of depreciation of property and equipment and management fee expenses which are allocated for certain corporate office expenses.

During the years ended December 31, 2023 and 2022, the Company recorded $9,467,146 and $4,905,636 other general and administrative expenses, respectively.

NOTE 19 — NET LOSS PER SHARE

As the Company reported a net loss for the years ended December 31, 2023 and 2022, it was required by ASC 260 to use basic weighted-average shares outstanding when calculating diluted net loss per share for the years ended December 31, 2023 and 2022, as the potential dilutive securities are anti-dilutive.

	For the years ended December 31,
	2023	2022
Numerator:
Net loss attributable to the Company’s shareholders	$(49,206,019)	$(44,520,635)

Denominator:
Weighted average shares outstanding
– Basic and diluted	65,265,397	56,084,858

Net loss per share
– Basic and diluted	$(0.75)	$(0.79)

For the years ended December 31, 2023 and 2022, diluted weighted average ordinary shares outstanding is equal to basic weighted average ordinary shares, due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — NET LOSS PER SHARE (cont.)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact:

	As of December 31,
	2023	2022
Shares to be issued (Note 17):
– 3% Holdback shares	—	1,665,000
– Private placement	2,643,300	—
– Settlement of accrued salary	2,210,984	—
Public and private warrants (Note 17)	4,825,000	4,825,000
Warrant – Class A (Note 17)	528,660	—
Shares award outstanding (Note 17)	1,309,728	5,946,100
Total	11,517,672	12,436,100

NOTE 20 — INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	For the years ended December 31,
	2023	2022
Current tax	$332,275	$118,073
Deferred tax	(45,737)	6,532
Income tax expense	$286,538	$124,605

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries operating in Hong Kong are subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

For the years ended December 31, 2023 and 2022, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — INCOME TAX EXPENSE (cont.)

The reconciliation of income tax rate to the effective income tax rate based on loss before income tax expense for the years ended December 31, 2023 and 2022 are as follows:

	For the years ended December 31,
	2023	2022
Loss before income taxes	$(48,919,481)	$(44,396,030)
Statutory income tax rate	16.5%	16.5%
Income tax expense at statutory rate	(8,071,714)	(7,325,345)
Income not subject to taxes	(2,563,028)	(71,468)
Non-deductible items:
– Share based compensation	1,853,779	344,640
– Investment loss	1,135,013	1,474,676
– Change in fair values	—	888,251
Under provision of prior years	220,570	31,284
Change in valuation allowance	7,732,994	4,822,582
Tax holiday	(21,076)	(21,838)
Other	—	(18,177)
Income tax expense	$286,538	$124,605

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Deferred tax liabilities:
Accelerated depreciation	$—	$45,858
Deferred tax liabilities	$—	$45,858
	As of December 31,
	2023	2022
Deferred tax assets, net:
Net operating loss carryforwards	$8,909,692	$5,461,370
Less: valuation allowance	(8,909,692)	(5,461,370)
Deferred tax assets, net:	$—	$—

The movement of valuation allowance is as follows:

	For the years ended December 31,
	2023	2022
Balance as of beginning of the year	$(5,461,370)	$(2,483,436)
Additions	(3,448,322)	(2,977,934)
Balance as of end of the year	$(8,909,692)	$(5,461,370)

As of December 31, 2023 and 2022, the operations incurred $54.0 million and $33.1 million, respectively of cumulative net operating losses, which can be carried forward to offset future taxable income. Net operating loss can be carried forward indefinitely, but cannot be carried back to prior years. There are no group relief provisions for losses or transfers of assets under Hong Kong tax regime. Each company within a corporate group is taxed as a separate entity. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes that it is more likely that not all of these assets will be realized in the future. The valuation allowance is reviewed annually.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — INCOME TAX EXPENSE (cont.)

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

NOTE 21 — SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Currently, the Company has four business segments comprised of the following products and services:

Segments	Scope of Business Activities
Distribution Business

Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.

Platform Business	—	Providing access to financial products and services to licensed brokers.
	—	Providing operational support for the submission and processing of product applications.
	—	Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
	—	Providing training resources and materials.
	—	Facilitating the placement of investment products for the fund and/or unsecured loans to creditworthy customers.
	—	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers.
	—	Solicitation of real estate sales for the developer, in exchange for commissions.
Fintech Business	Managing an ensemble of fintech investments
Healthcare Business	Managing an ensemble of healthcare-related investments

The four business segments were determined based primarily on how the chief operating decision maker views and evaluates the operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services are considered in determining the formation of these operating segments.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SEGMENT INFORMATION (cont.)

The following tables present the summary information by segment for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net
– Interest income	$—	$157,190	$—	$—	$157,190
– Non-interest income	48,886,928	5,145,069	—	—	54,031,997
Total revenue, net	48,886,928	5,302,259	—	—	54,189,187

Commission expense	35,884,443	1,403,076	—	—	37,287,519
Depreciation	1,045	232,479	27,799	—	261,323
Income (loss) from operations	5,886,741	(10,531,655)	(39,200,408)	—	(43,845,322)
Investment loss, net	—	—	(6,878,869)	—	(6,878,869)
Total assets as of December 31, 2023	$16,301,055	$23,546,029	$26,219,352	$522,531	$66,588,967
	For the year ended December 31, 2022
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net
– Interest income	$—	$176,175	$—	$—	$176,175
– Non-interest income	24,610,309	6,293,743	4,896	—	30,908,948
Less: inter-segment	—	—	(4,896)	—	(4,896)
Total revenue, net	24,610,309	6,469,918	—	—	31,080,227

Commission expense	16,839,870	1,983,588	—	—	18,823,458
Depreciation	884	391,104	885	—	392,873
Loss from operations	(4,960,505)	(10,767,796)	(12,622,796)	—	(28,351,097)
Investment loss, net	—	—	(8,937,431)	—	(8,937,431)
Total assets as of December 31, 2022	$3,556,198	$59,001,756	$38,140,822	$522,557	$101,221,333

All of the Company’s customers and operations are based in Hong Kong.

NOTE 22 — RELATED PARTY BALANCES AND TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by the shareholder. Amounts represent advances or amounts paid in satisfaction of liabilities.

Related party balances consisted of the following:

		As of December 31,
		2023	2022
Balance with related parties:
Accounts receivable	(a)	$1,094,225	$272,546
Borrowings	(b)	$5,000,000	$—
Amounts due to the holding company	(c)	$2,906,261	$6,289,743
Long-term investment – Investment E	(d)	$522,531	$522,557

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(a)     Accounts receivable due from related parties represented the management service rendered to two individual close-ended investment private funds registered in the Cayman Islands, which is controlled by the holding company.

(b)    Borrowing is obtained from the Company’s major shareholder of ultimate holding company. The amount was secured, interest-bearing and repayable by the end of March 2024 (see Note 13).

(c)     Amounts due to the holding company are those nontrade payables arising from transactions between the Company and the holding company, such as advances made by the holding company on behalf of the Company, advances made by the Company on behalf of the holding company, and allocated shared expenses paid by the holding company. During the years ended December 31, 2023 and 2022, amounts due to the holding company of $12.6 million and $6.0 million, respectively, were forgiven (see Note 17).

(d)    The Company purchased 4% equity interest in Investment E from a related party in May 2021, based on historical cost. The Company has a common director with Investment E.

In the ordinary course of business, during the years ended December 31, 2023 and 2022, the Company involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended December 31,
		2023	2022
Asset management service income	(e)	$970,143	$969,912
Commission expense	(f)	—	48,398
Purchase of non-marketable equity security – Investment F	(g)	—	9,668,568
Office rental and operating fees	(h)	6,039,520	3,190,064
General and administrative expense allocated	(i)	1,724	2,645,731
Legal and professional fees	(j)	333,332	—
Purchase of investment from the holding company	(k)	—	6,560,122
Purchase of office building from the holding company	(l)	—	5,995,249
Declaration of special dividends to the holding company	(m)	$—	$47,000,000

(e)     Under the management agreements, the Company shall provide management service to the portfolio assets held by two individual close-ended investment private funds in the Cayman Islands, which is controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers.

(f)     Commission fee on insurance brokerage and asset management referral at the predetermined rate based on the service fee.

(g)    The Company purchased 4% equity interest in Investment F from a related party in October 2022, based on its historical carrying amount.

(h)    Pursuant to the service agreement, the Company agreed to pay the office and administrative expenses to the holding company for the use of office premises, including, among other things, building management fees, government rates and rent, office rent, and lease-related interest and depreciation that were actually incurred by the holding company. Also, the holding company charged back the reimbursement of legal fee and debt collection fee in the ordinary course of business.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(i)     Certain amounts of general and administrative expenses were allocated by the holding company.

(j)     On September 19, 2023, the Company entered into an advisory services agreement with a related company, which owned by the Chairman of the Company, for a monthly fee of $83,333. The service will be terminated by either party upon 90 days prior written notice.

(k)    The Company purchased 4,158,963 shares of Investment A from the holding company and the transaction was completed on April 20, 2022 based on the historical cost to the holding company.

(l)     The Company purchased an office building from the holding company in January 2022, based on its historical carrying amount.

(m)   On January 18, 2022, TAC approved to declare and distribute a special dividend of $47 million to TAG Holdings Limited, the shareholder who represented 1 ordinary share of TAC. The dividends were paid by offsetting the receivable due from the shareholder and the remaining balance was paid by cash. The special dividend distribution was made due to the investment income from the sale of Nutmeg in September 2021.

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, the Company had no other significant or material related party transactions during the years presented.

NOTE 23 — RISK AND UNCERTAINTIES

The Company is exposed to the following risk and uncertainties:

(a)     Concentration risk

For the years ended December 31, 2023 and 2022, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	For the year ended December 31, 2023		As of December 31, 2023
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer A	$14,451,772	27%	$1,092,414
Customer B	$5,960,681	11%	$61,455
Customer C	$5,923,008	11%	$1,634
	For the year ended December 31, 2022		As of December 31, 2022
Customer	Revenues	Percentage of revenues	Accounts receivable
Customer D	$6,816,652	22%	$305,841
Customer A	$5,823,065	19%	$432,858

All of the Company’s major customers are located in Hong Kong.

(b)    Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, loans receivable, and notes receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately $64,050) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash and cash equivalents of

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — RISK AND UNCERTAINTIES (cont.)

$1.9 million and fund held in escrow of $16.8 million were maintained at financial institutions in Hong Kong, of which approximately $18.2 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, loans receivable, and notes receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. Credit of money lending business is controlled by the application of credit approvals, limits and monitoring procedures.

The Company uses internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all. The Company’s internal risk grade system is based on experiences with similarly graded loans and the assessment of borrower credit quality, such as, credit risk scores, collateral and collection history. Individual credit scores are assessed by credit bureau, such as TransUnion. Internal risk grade ratings reflect the credit quality of the borrower, as well as the value of collateral held as security. To minimize credit risk, the Company requires collateral arrangements to all mortgage loans and has policies and procedures for validating the reasonableness of the collateral valuations on a regular basis. Management believes that these policies effectively manage the credit risk from advances.

The Company’s third-party customers that represent more than 10% of total combined loans receivable, and their related net loans receivable balance as a percentage of total combined loans receivable, as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022
Customer E	37.3%	37.4%
Customer F	30.9%	31.6%
Customer G	31.8%	31.0%

(c)     Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(d)    Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ and Sterling on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. However, the Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2023, the Company involved in the following legal proceedings:

Action Case:    HCA702/2018 On March 27, 2018, the writ of summons was issued against the Company and seven related companies of the former shareholder by the Plaintiff. On February 23, 2023, the Court granted leave for this action be set down for trial of 13 days, and the trial will commence on November 25, 2024. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case:    HCA765/2019 On April 30, 2019, the writ of summons was issued against the Company’s subsidiary, three related companies and the former directors, shareholders and financial consultant by the Plaintiff. This action alleged deceit and misrepresentation from an inducement of the fund subscription and claimed for compensatory damage of approximately $2 million (equal to HK$17.1 million). The case is on-going and parties have yet to attempt mediation. Legal counsel of the Company continues to handle this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case:    HCA2097 and 2098/2020 On December 15, 2020, the writs of summons were issued against the Company and the former consultant by the Plaintiff. This action alleged the misrepresentation and conspiracy causing the loss from the investment in corporate bond and claimed for compensatory damage of approximately $1.67 million (equal to HK$13 million). The Company previously made $0.84 million as contingency loss for the year ended December 31, 2021. Parties participated in a mediation held on March 25, 2022 and negotiated for settlement through without prejudice correspondence, no settlement was reached. The case is on-going and legal counsel of the Company will continue to handle this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonable possible loss, if any.

Action Case:    HCA1957/2023 On December 15, 2023, the Company received an order from the High Court of the Hong Kong Special Administrative Region, demanding the Company to pay and settle the outstanding rent/mesne profit, management fees, air-conditioning charges, additional air-conditioning charges, government rates and interest in an aggregated amount of $1,383,424 (equivalent to HK$10,799,560) to the landlord of the office premises in four instalments scheduled from January 15, 2024 to March 31, 2024 together with legal costs of $6,405 (equivalent to HK$50,000).

The Company makes a provision for the liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least each fiscal quarter and adjusted to reflect the impacts of negotiations, estimate settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal fees are expensed in the period in which they are incurred.

Notes Receivable Agreement — Pursuant to the Agreements, subject to demand, the Company is committed to subscribe the notes of Investment A with an aggregate amount of $1,673,525, in batches, which are payable on or before January 31, 2024. As of December 31, 2023, the remaining committed subscription amount was $1,084,439.

Sale and Purchase Agreement — Pursuant to the agreement dated April 5, 2023, entered with Sony Life Singapore Pte. Ltd. (“SLS”), an independent third party, the Company is committed to purchase 100% equity interest in Sony Life Financial Advisers Pte. Ltd. for a cash consideration of SGD2,500,000 (equivalent to $1,882,000). On December 28, 2023, the Company and SLS entered into a second supplementary agreement to extend the closing date of the transaction from December 31, 2023 to March 31, 2024.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — COMMITMENTS AND CONTINGENCIES (cont.)

Nasdaq Compliance — On September 20, 2023, the Company received a written notice (the “Notice”) from Nasdaq, notifying that the Company had publicly traded under $1.00 per share for a period of 30 consecutive trading days or more, which failed to comply with Nasdaq Listing Rule 5550(a)(2) and Nasdaq Listing Rule 5810(c)(3)(A). The Notice had no immediate effect but, before March 18, 2024, the Company was required to regain compliance by trading at least $1.00 per share for a minimum of 10 consecutive trading days. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. As of the date of the consolidated financial statements, the Company is still consecutively trading under $1.00, directors of the Company are investigating actions, where appropriate, to regain the compliance, by March 18, 2024. On March 20, 2024, Nasdaq has granted an additional 180 calendar days period or until September 16, 2024, to the Company to regain the compliance.

NOTE 25 — SUBSEQUENT EVENTS

On January 3, 2024, the Company received a written notice from Nasdaq, notifying that the Company had not maintained a minimum Market Value of Listed Securities (“MVLS”) of at least $35 million, which failed to comply with Nasdaq Listing Rule 5550(b)(2). The Notice had no immediate effect but, before July 1, 2024, the Company was required to regain compliance by having a minimum MVLS of at least $35 million for 10 consecutive trading days. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. As of the date of the consolidated financial statements, the Company was granted by Nasdaq with an additional 180 days, by September 16, 2024 to regain the compliance.

On February 5, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in Investment F for a consideration of $2.15 million. This transaction was completed on February 19, 2024.

On February 26, 2024, the Company issued 1,723,744 ordinary shares to the directors and officers of the Company to compensate the services and performance at the current market prices.

On March 12, 2024 and March 22, 2024, the Company issued 2,000,000 and 105,615 ordinary shares to certain consultants to compensate their services rendered at the current market price, respectively.

On March 22, 2024, the Company issued 1,900,000 ordinary shares to certain employees and advisor of the Company to compensate the services and performance at the current market price.

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up to the date that the audited consolidated financial statements were available to be issued.

NOTE 26 — PARENT ONLY FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and concluded that it was applicable for the Company to disclose the financial statements for AGBA Group Holding Limited, the parent company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — PARENT ONLY FINANCIAL INFORMATION (cont.)

The following presents condensed parent company only financial information of AGBA Group Holding Limited.

Condensed balance sheets

	As of December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$129,660	$85,955
Restricted cash	—	15,356,580
Amounts due from the holding company	133,070	—
Amounts due from subsidiaries	908,811	—
Deposit, prepayments, and other receivables	453,620	1,715
Total current assets	1,625,161	15,444,250

Non-current assets:
Investments in subsidiaries	13	13
Total non-current assets	13	13
TOTAL ASSETS	$1,625,174	$15,444,263

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Other payable and accrued liabilities	$3,738,639	$6,577,351
Amounts due to subsidiaries	13	13
Amounts due to the related companies	—	1,327,107
Forward share purchase liability	—	13,491,606
Total current liabilities	3,738,652	21,396,077

Long-term liabilities:
Warrant liabilities	—	4,548
Total long-term liabilities	—	4,548
TOTAL LIABILITIES	3,738,652	21,400,625

Commitments and contingencies (Note 24)

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 200,000,000 shares authorized, 68,661,998 and 58,376,985 shares issued and outstanding as of December 31, 2023 and 2022, respectively	68,662	58,377
Ordinary shares to be issued	4,854	1,665
Additional paid-in capital	19,507,136	1,867,335
Accumulated deficit	(21,694,130)	(7,883,739)
Total shareholders’ deficit	(2,113,478)	(5,956,362)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,625,174	$15,444,263

Condensed Statements of Operations

	For the years ended December 31,
	2023	2022
Operating cost and expenses:
Share-based compensation expense	$(9,932,762)	$(2,088,725)
Other general and administrative expenses	(3,764,618)	(479,407)
Total operating cost and expenses	(13,697,380)	(2,568,132)
Loss from operations	(13,697,380)	(2,568,132)

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — PARENT ONLY FINANCIAL INFORMATION (cont.)

	For the years ended December 31,
	2023	2022
Other income (expense):
Change in fair value of warrant liabilities	4,548	8,952
Change in fair value of forward share purchase liability	(82,182)	(5,392,293)
Loss on settlement of forward share purchase agreement	(378,895)	—
Sundry income	343,518	67,734
Total other expense, net	(113,011)	(5,315,607)

Loss before income taxes	(13,810,391)	(7,883,739)

Income tax expense	—	—
NET LOSS	$(13,810,391)	$(7,883,739)

Condensed Statement of Cash Flows

	For the years ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(13,810,391)	$(7,883,739)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation expense	9,932,762	2,088,725
Change in fair value of warrant liabilities	(4,548)	(8,952)
Change in fair value of forward share purchase liability	82,182	5,392,293
Loss on settlement of forward share purchase agreement	378,895	—

Change in operating assets and liabilities:
Deposits, prepayments, and other receivables	(17,035)	(1,715)
Other payables and accrued liabilities	1,161,288	(839,181)
Net cash used in operating activities	(2,276,847)	(1,252,569)

Cash flows from financing activities:
(Repayment to) advances from related companies	(933,655)	1,338,524
Settlement of forward share purchase agreement	(13,952,683)	—
Proceeds from private placement	1,850,310	—
Cash proceeds from reverse recapitalization, net of redemption	—	15,356,580
Net cash (used in) provided by financing activities	(13,036,028)	16,695,104

Net change in cash, cash equivalent and restricted cash	(15,312,875)	15,442,535

BEGINNING OF YEAR	15,442,535	—
END OF YEAR	$129,660	$15,442,535
	As of December 31,
	2023	2022
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$129,660	$85,955
Restricted cash	—	15,356,580
Total cash, cash equivalents and restricted cash	$129,660	$15,442,535

AGBA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	March 31, 2024	December 31, 2023
		(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$2,139,074	$1,861,223
Restricted cash	15,588,916	16,816,842
Accounts receivable, net	1,749,981	2,970,636
Accounts receivable, net, related parties	892,394	1,094,225
Loans receivable, net	548,061	549,461
Notes receivable, net	412,360	557,003
Deposit, prepayments, and other receivables	1,776,069	1,769,582
Total current assets	23,106,855	25,618,972

Non-current assets:
Rental deposit, net	964,678	961,253
Loans receivable, net	1,073,444	1,054,841
Property and equipment, net	1,694,870	1,721,284
Right-of-use asset, net	11,027,961	11,508,153
Long-term investments, net	22,728,139	25,201,933
Long-term investments, net, related party	521,454	522,531
Total non-current assets	38,010,546	40,969,995
TOTAL ASSETS	$61,117,401	$66,588,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$17,896,780	$19,754,041
Escrow liabilities	15,588,916	16,816,842
Borrowings	1,790,921	1,804,950
Borrowings, related party	5,000,000	5,000,000
Amounts due to the holding company	6,406,706	2,906,261
Income tax payable	138,554	328,720
Lease liabilities	1,246,496	1,229,329
Total current liabilities	48,068,373	47,840,143

Long-term liabilities:
Lease liabilities	10,304,995	10,646,053
Total long-term liabilities	10,304,995	10,646,053
TOTAL LIABILITIES	58,373,368	58,486,196

Commitments and contingencies (Note 18)

Shareholders’ equity:
Ordinary shares, $0.001 par value; 200,000,000 shares authorized, 74,391,357 and 68,661,998 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	74,391	68,662
Ordinary shares to be issued	5,320	4,854
Additional paid-in capital	76,607,535	74,103,494
Accumulated other comprehensive loss	(281,827)	(473,087)
Accumulated deficit	(73,661,386)	(65,601,152)
Total shareholders’ equity	2,744,033	8,102,771
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,117,401	$66,588,967

See accompanying notes to unaudited condensed consolidated financial statements.

AGBA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three months ended March 31,
	2024	2023
Revenues:
Interest income:
Loans	$41,317	$38,158
Total interest income	41,317	38,158
Non-interest income:
Commissions	6,722,758	10,015,627
Recurring asset management service fees	650,086	780,962
Recurring asset management service fees, related party	242,130	238,933
Total non-interest income	7,614,974	11,035,522
Total revenues	7,656,291	11,073,680

Operating expenses:
Interest expense	(207,222)	(165,096)
Commission expense	(4,446,242)	(7,295,492)
Sales and marketing expense	(482,874)	(1,856,903)
Research and development expense	(458,338)	(878,986)
Personnel and benefit expense	(6,058,989)	(9,605,190)
Legal and professional fee	(875,111)	(3,395,440)
Allowance for expected credit losses	(991,338)	—
Other general and administrative expenses	(1,998,044)	(2,460,381)
Total operating expenses	(15,518,158)	(25,657,488)
Loss from operations	(7,861,867)	(14,583,808)

Other income (expense):
Interest income	12,597	170,526
Foreign exchange (loss) gain, net	(227,341)	556,311
Investment (loss) income, net	(37,356)	1,723,064
Change in fair value of warrant liabilities	—	680
Change in fair value of forward share purchase liability	—	(82,182)
Rental income	14,066	59,507
Sundry income	77,188	56,644
Total other (expense) income, net	(160,846)	2,484,550

Loss before income taxes	(8,022,713)	(12,099,258)
Income tax (expense) benefit	(37,521)	26,648
NET LOSS	$(8,060,234)	$(12,072,610)

Other comprehensive income (loss):
Foreign currency translation adjustment	191,260	(133,204)

COMPREHENSIVE LOSS	$(7,868,974)	$(12,205,814)
Weighted average number of ordinary shares outstanding – basic and diluted	70,111,578	60,670,198
Net loss per ordinary share – basic and diluted	$(0.11)	$(0.20)

See accompanying notes to unaudited condensed consolidated financial statements.

AGBA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		For the three months ended March 31, 2024
		Ordinary shares		Ordinary shares to be issued		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders’ equity
	Note	No. of shares	Amount	No. of shares	Amount
Balance as of January 1, 2024		68,661,998	$68,662	4,854,284	$4,854	$74,103,494	$(473,087)	$(65,601,152)	$8,102,771
Issuance of ordinary shares to management team	12(v)	435,484	435	(435,484)	(435)	—	—	—	—
Issuance of ordinary shares to settle finder fee	12(ii)	1,000,000	1,000	—	—	402,000			403,000
Share-based compensation	12(i),(iii), (iv),(vi)	4,293,875	4,294	900,899	901	2,102,041	—	—	2,107,236
Foreign currency translation adjustment		—	—	—	—	—	191,260	—	191,260
Net loss for the period		—	—	—	—	—	—	(8,060,234)	(8,060,234)
Balance as of March 31, 2024		74,391,357	$74,391	5,319,699	$5,320	$76,607,535	$(281,827)	$(73,661,386)	$2,744,033
	For the three months ended March 31, 2023
	Ordinary shares		Ordinary shares to be issued		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
	No. of shares	Amount	No. of shares	Amount
Balance as of January 1, 2023	58,376,985	$58,377	1,665,000	$1,665	$43,870,308	$(384,938)	$(16,395,133)	$27,150,279
Issuance of ordinary shares to settle finder fee	2,173,913	2,174	—	—	3,997,826	—	—	4,000,000
Share-based compensation	1,200,000	1,200	—	—	3,905,400	—	—	3,906,600
Forgiveness of amount due to the holding company	—	—	—	—	3,000,000	—	—	3,000,000
Foreign currency translation adjustment	—	—	—	—	—	(133,204)	—	(133,204)
Net loss for the period	—	—	—	—	—	—	(12,072,610)	(12,072,610)
Balance as of March 31, 2023	61,750,898	$61,751	1,665,000	$1,665	$54,773,534	$(518,142)	$(28,467,743)	$25,851,065

See accompanying notes to unaudited condensed consolidated financial statements.

AGBA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the three months ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(8,060,234)	$(12,072,610)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation expense	1,748,281	3,906,600
Non-cash lease expense	641,952	—
Depreciation of property and equipment	22,878	101,172
Interest income on notes receivable	(11,454)	—
Interest expense on borrowings	207,222	—
Foreign exchange (gain) loss, net	227,341	(556,311)
Investment loss (income), net	37,356	(1,723,064)
Gain on disposal of property and equipment	(15,345)	—
Allowance for expected credit losses	991,338	—
Change in fair value of warrant liabilities	—	(680)
Change in fair value of forward share purchase liability	—	82,182

Change in operating assets and liabilities:
Accounts receivable	1,180,031	(468,190)
Loans receivable	(17,203)	9,721
Deposits, prepayments, and other receivables	(244,813)	(515,863)
Accounts payable and accrued liabilities	(1,661,484)	1,227,534
Escrow liabilities	(1,227,926)	(24,067)
Lease liabilities	(484,808)	—
Income tax payable	(190,166)	(163,287)
Net cash used in operating activities	(6,857,034)	(10,196,863)

Cash flows from investing activities:
Proceeds from sale of long-term investments	2,152,251	3,969,764
Purchase of convertible note receivable	—	(589,086)
Dividend received from long-term investments	—	608,714
Proceeds from disposal of property and equipment	15,345	—
Net cash provided by investing activities	2,167,596	3,989,392

Cash flows from financing activities:
Advances from the holding company	3,500,445	1,684,101
Proceeds from borrowings	—	1,783,521
Net cash provided by financing activities	3,500,445	3,467,622
Effect on exchange rate change on cash, cash equivalents and restricted cash	238,918	81,849

Net change in cash, cash equivalent and restricted cash	(950,075)	(2,658,000)
BEGINNING OF PERIOD	18,678,065	51,294,072
END OF PERIOD	$17,727,990	$48,636,072

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$227,112	$128,816
Cash received from interest	$1,143	$170,526
Cash paid for interest	$65,270	$165,096

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING ACTIVITIES
Issuance of ordinary shares to settle payables	$403,000	$4,000,000
Forgiveness of amount due to the holding company	$—	$3,000,000

AGBA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Currency expressed in United States Dollars (“US$”))

	As of
	March 31, 2024	March 31, 2023
Reconciliation to amounts on unaudited condensed consolidated balance sheets:
Cash and cash equivalents	$2,139,074	$3,653,778
Restricted cash	15,588,916	44,982,294
Total cash, cash equivalents and restricted cash	$17,727,990	$48,636,072

See accompanying notes to unaudited condensed consolidated financial statements.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

AGBA Group Holding Limited (“AGBA” or the “Company”) is incorporated on October 8, 2018 in British Virgin Islands.

The Company, through its subsidiaries, is operating a wealth and health platform, offering a wide range of financial service and products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, lending, and real estate in overseas. AGBA is also engaged in financial technology business and financial investments, managing an ensemble of fintech investments and healthcare investment and operating a health and wealth management platform with a broad spectrum of services and value-added information in health, insurance, investments and social sharing.

The accompanying unaudited condensed consolidated financial statements of the Company are presented in United State dollars (“US$” or “$”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X of the Securities Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements have been omitted pursuant to such rules and regulations. The consolidated balance sheet as of December 31, 2023 derived from the audited consolidated financial statements at that date, but does not include all the information and footnotes required by U.S. GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed on March 28, 2024.

The unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2024 and 2023, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial condition, results of operations and cash flows. The results of operations for the three months ended March 31, 2024 and 2023 are not necessarily indicative of the results to be expected for any other interim period or for the entire year.

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

•        Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of AGBA and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances between AGBA and its subsidiaries are eliminated upon consolidation.

•        Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of property and equipment, impairment of long-lived assets, allowance for expected credit losses, notes receivable, share-based compensation, provision for contingent liabilities, revenue recognition, income tax provision, deferred taxes and uncertain tax position, and allocation of expenses from the holding company.

The inputs into the management’s judgments and estimates consider the geopolitical tension, inflationary and high interest rate environment and other macroeconomic factors on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

•        Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Hong Kong maintain their books and record in their local currency, Hong Kong dollars (“HK$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the unaudited condensed consolidated statements of changes in shareholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the three months ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Period-end HK$:US$ exchange rate	0.12781	0.12739
Period average HK$:US$ exchange rate	0.12788	0.12759

•        Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong and Hong Kong is not protected by Federal Deposit Insurance Corporation (“FDIC”) insurance. However, management does not believe there is a significant risk of loss.

•        Restricted Cash

Restricted cash consists of funds held in escrow accounts reflecting the restricted cash and cash equivalents maintained in certain bank accounts that are held for the exclusive interest of the Company’s customers. The Company currently acts as a custodian to manage the assets and investment portfolio on behalf of its customers under the terms of certain contractual agreements, which the Company does not have the right to use for any purposes, other than managing the portfolio.

The Company restricts the use of the assets underlying the funds held in escrow to meet with regulatory or contractual requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation under current liabilities.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Accounts Receivable, net

Accounts receivable, net include trade accounts due from customers in insurance brokerage and asset management businesses, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. Credit terms with the products providers of investment, unit and mutual funds and asset portfolio are mainly 90 days or a credit period mutually agreed between the contracting parties. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate, and provides allowance when necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

•        Loans Receivable, net

Loans receivable, net are related to residential mortgage loan that are carried at unpaid principal and interest balances, less the allowance for expected credit losses on loans receivable and charge-offs.

Loans are placed on nonaccrual status when they are past due 180 days or more as to contractual obligations or when other circumstances indicate that collection is not probable. When a loan is placed on nonaccrual status, any interest accrued but not received is reversed against interest income. Payments received on a nonaccrual loan are either applied to protective advances, the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. A nonaccrual loan may be restored to accrual status when principal and interest payments have been brought current and the loan has performed in accordance with its contractual terms for a reasonable period (generally six months).

If the Company determines that a loan is impaired, the Company next determines the amount of the impairment. The amount of impairment on collateral dependent loans is charged off within the given fiscal quarter. Generally, the amount of the loan and negative escrow in excess of the appraised value less estimated selling costs, for the fair value of collateral valuation method, is charged off. For all other loans, impairment is measured as described below in “Allowance for Expected Credit Losses on Financial Instruments”.

•        Allowance for Expected Credit Losses on Financial Instruments

In accordance with ASC Topic 326 “Credit Losses — Measurement of Credit Losses on Financial Instruments” (ASC Topic 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, loans receivable, notes receivable, and deposits and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, loans receivable, notes receivable, and deposits and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

For the three months ended March 31, 2024 and 2023, the aggregated allowance for expected credit losses on accounts receivable, loans receivable, notes receivable, and other receivables was $991,338 and nil, respectively.

•        Long-Term Investments, net

The Company invests in equity securities with readily determinable fair values and equity securities that do not have readily determinable fair values.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Equity securities with readily determinable fair values are carried at fair value with any unrealized gains or losses reported in earnings.

Equity securities that do not have readily determinable fair values mainly consist of investments in privately-held companies. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

•        Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values, if any:

Expected useful life
Land and building	Shorter of 50 years or lease term
Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Motor vehicle	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•        Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cashflows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the three months ended March 31, 2024 and 2023.

•        Borrowings

Borrowings are recognized at fair value and repayable in the next twelve months. Interest expense is recognized on a fixed interest rate on the unaudited condensed consolidated statements of operations and comprehensive loss.

•        Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations and comprehensive loss. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

•        Revenue Recognition

The Company earns and receives most of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC Topic 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price — The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract — Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation — An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

Commissions

The Company earns commissions from the sale of investment products to customers. The Company enters into commission agreements with customers which specify the key terms and conditions of the arrangement. Commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon the purchase of an investment product, the Company earns a commission from customers, calculated as a fixed percentage of the investment products acquired by its customers. The Company defines the “purchase of an investment product” for its revenue recognition purpose as the time when the customers referred by the Company has entered into a subscription contract with the relevant product provider and, if required, the customer has transferred a deposit to an

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

escrow account designated by the Company to complete the purchase of the investment products. After the contract is established, there are no significant judgments made when determining the commission price. Therefore, commissions are recorded at point in time when the investment product is purchased.

The Company also facilitates the arrangement between insurance providers and individuals or businesses by providing insurance placement services to the insureds, and is compensated in the form of commissions from the respective insurance providers. The Company primarily facilitates the placement of life, general and MPF insurance products. The Company determines that insurance providers are the customers.

The Company primarily earns commission income arising from the facilitation of the placement of an effective insurance policy, which is recognized at a point in time when the performance obligation has been satisfied upon execution of the insurance policy as the Company has no future or ongoing obligation with respect to such policies. The commission fee rate, which is paid by the insurance providers, based on the terms specified in the service contract which are agreed between the Company and insurance providers for each insurance product being facilitated through the Company. The commission earned is equal to a percentage of the premium paid to the insurance provider. Commission from renewed policies is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (e.g., when customer renews the policy).

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue in a gross or net basis depends upon whether the Company has control over the services prior to transferring it. Control is demonstrated by the Company which is primarily responsible for fulfilling the provision of placement services through the Company’s licensed insurance brokers to provide agency services. The commissions from insurance providers are recorded on a gross basis and commission paid to independent contractors or channel costs are recorded as commission expense in the unaudited condensed consolidated statements of operations and comprehensive loss.

The Company also offers the sale solicitation of real estate property to the final customers and is compensated in the form of commissions from the corresponding property developers pursuant to the service contracts. Commission income is recognized at a point of time upon the sale contracts of real estate property is signed and executed.

Recurring Asset Management Service Fees

The Company provides asset management services to investment funds or investment product providers in exchange for recurring asset management service fees. Recurring asset management service fees are determined based on the types of investment products the Company distributes and are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. These customer contracts require the Company to provide investment management services, which represents a performance obligation that the Company satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Company provides these services throughout the contract term, for the method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term, quarterly billed and recognized. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection, performance component or other similar privileges and the circumstances under which the fixed percentage fees, before determined, could be not subject to clawback. Payment of recurring asset management service fees are normally on a regular basis (typically monthly or quarterly).

Interest Income

The Company offers money lending services from loan origination in form of mortgage and personal loans. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income in the unaudited condensed consolidated statement of operations and comprehensive loss. The Company does not charge

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

prepayment penalties from its customers. Interest income on mortgage and personal loans is recognized as it accrued using the effective interest method. Accrual of interest income on mortgage loans is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 180 days delinquent.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation revenue categories presented on the unaudited condensed consolidated statements of operations and comprehensive loss for the periods indicated:

	For the three months ended March 31, 2024
	Distribution Business Insurance brokerage service	Platform Business			Total
		Asset management service	Money lending service	Real estate agency service
Interest income:
Loans	$—	$—	$41,317	$—	$41,317

Non-interest income:
Commissions	6,415,020	307,738	—	—	6,722,758
Recurring asset management service fees	—	892,216	—	—	892,216
	$6,415,020	$1,199,954	$41,317	$—	$7,656,291
	For the three months ended March 31, 2023
	Distribution Business Insurance brokerage service	Platform Business
		Asset management service	Money lending service	Real estate agency service	Total
Interest income:
Loans	$—	$—	$38,158	$—	$38,158

Non-interest income:
Commissions	9,687,819	323,762	—	4,046	10,015,627
Recurring asset management service fees	—	1,019,895	—	—	1,019,895
	$9,687,819	$1,343,657	$38,158	$4,046	$11,073,680

•        Rental Income

Rental income represents monthly rental received from the Company’s tenants. The Company recognizes rental income on a straight-line basis over the lease term in accordance with the lease agreement.

•        Comprehensive Loss

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Employee Benefits

Full time employees of the Hong Kong subsidiaries participate in a defined contribution Mandatory Provident Fund retirement benefit scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary, subject to a salary cap of $3,846 (HK$30,000).

•        Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC Topic 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the three months ended March 31, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

•        Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

•        Net Loss Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC Topic 260”). ASC Topic 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management’s assessment, the Company determined that it has the following operating segments:

Segments	Scope of Service		Business Activities
Distribution Business	Insurance Brokerage Service

Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.

Platform Business	—	Asset Management Service	—	Providing access to financial products and services to licensed brokers.
			—	Providing operational support for the submission and processing of product applications.
			—	Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
			—	Providing training resources and materials.
			—	Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services.
	—	Money Lending Service	—	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers.
	—	Real Estate Agency Service	—	Solicitation of real estate sales for the developers, in exchange for commissions.
Fintech Business	Investment Holding		Managing an ensemble of fintech investments.
Healthcare Business	Investment Holding		Managing an ensemble of healthcare-related investments.

All of the Company’s revenues were generated in Hong Kong for the three months ended March 31, 2024 and 2023 and all of the Company’s non-current assets were located in Hong Kong as of March 31, 2024 and December 31, 2023.

•        Leases

The Company follows ASC Topic 842, Leases (“ASC Topic 842”), utilizing the modified retrospective transition method with no adjustments to comparative periods presented. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (ASC Topic 842), to increase transparency and comparability among organizations by

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recognizing lease assets and lease liabilities on the unaudited condensed consolidated balance sheets and disclosing key information about leasing transactions. ASC Topic 842 requires that lessees recognize right-of-use asset and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC Topic 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the in the unaudited condensed consolidated statements of operations and comprehensive loss and statements of cash flows. ASC Topic 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. The Company has not entered any lease agreements with lease terms of 12 months or less during the three months ended March 31, 2024 and year ended December 31, 2023. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

The accounting update also requires that for operating leases, a lessee recognize interest expense on the lease liability and the amortization of the right-of-use asset as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

•        Related Parties

The Company follows ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•        Commitments and Contingencies

The Company follows ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•        Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•        Level 2:    Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•        Level 3:    Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, notes receivable, deposits, prepayments and other receivables, amount due to the holding company, accounts payable, escrow liabilities, borrowings and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of loan receivable approximates the carrying amount. The Company accounts for loans receivable at cost, subject to expected credit losses assessment.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	As of March 31, 2024	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable equity securities	$966	$966	$—	$—
Description	As of December 31, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable equity securities	$595	$595	$—	$—

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

•        Recently Issued Accounting Pronouncements

As of March 31, 2024, the Company has implemented all applicable new accounting standards and updates issued by the FASB that were in effect. There were no new standards or updates during the three months ended March 31, 2024 that had a material impact on the unaudited condensed consolidated financial statements.

NOTE 3 — LIQUIDITY AND GOING CONCERN

The accompanying unaudited condensed consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. They do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

For the three months ended March 31, 2024, the Company reported net loss of $8,060,234 and net cash outflows from operating activities of $6,857,034. As of March 31, 2024, the Company had an accumulated deficit of $73,661,386 and cash and cash equivalents of $2,139,074.

The Company has determined that the prevailing conditions and ongoing liquidity risks encountered by the Company raise substantial doubt about the ability to continue as a going concern for at least one year following the date these unaudited condensed consolidated financial statements are issued. The ability to continue as a going concern is dependent on the Company’s ability to successfully implement its current operating plan and fund-raising exercises. The Company believes that it will be able to grow its revenue base and control expenditures. In parallel, the Company will monitor its capital structure and operating plans and search for potential funding alternatives in order to finance the development activities and operating expenses. These alternatives may include borrowings, raising funds through

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — LIQUIDITY AND GOING CONCERN (cont.)

public equity or debt markets. However, the Company cannot predict the exact amount or timing of the alternatives, or guarantee those alternatives will be favorable to its shareholders. Any failure to obtain financing when required will have a material adverse impact on the Company’s business, operation and financial result. Please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed on March 28, 2024, for further information about the liquidity and going concern.

NOTE 4 — RESTRICTED CASH

As of March 31, 2024 and December 31, 2023, the Company has $15,588,916 and $16,816,842 fund held in escrow, respectively. Fund held in escrow primarily comprised of escrow funds held in bank accounts on behalf of the Company’s customers. The Company is currently acted as a custodian to manage the assets and investment portfolio on behalf of its customers under the terms of certain contractual agreements, which the Company does not have the right to use for any purposes, other than managing the portfolio. Upon receiving escrow funds, the Company records a corresponding escrow liability.

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	March 31, 2024	December 31, 2023
Accounts receivable	$1,862,569	$3,283,118
Accounts receivable – related parties	1,333,967	1,094,225
Less: allowance for expected credit losses	(554,161)	(312,482)
Accounts receivable, net	$2,642,375	$4,064,861

The accounts receivable due from related parties represented the management service rendered to the portfolio assets of a related companies, which are controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers. The amount is unsecured, interest-free, with a credit term mutually agreed.

The following table presents the activity in the allowance for expected credit losses:

	As of
	March 31, 2024	December 31, 2023
Balance at beginning of period	$312,482	$94,447
Allowance for expected credit losses	242,455	217,475
Foreign translation adjustment	(776)	560
Balance at end of period	554,161	312,482

The Company generally conducts its business with creditworthy third parties. The Company determines, on a quarterly basis, the probable losses and an allowance for expected credit losses determined in accordance with the current expected credit losses model, based on historical losses, current economic conditions, forecasted future economic and market considerations, and in some cases, evaluating specific customer accounts for risk of loss. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the three months ended March 31, 2024 and 2023, the Company has evaluated the probable losses on the accounts receivable and made an allowance for expected credit losses of $242,455 and nil, respectively.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 6 — LOANS RECEIVABLE, NET

The Company’s loans receivable, net was as follows:

	As of
	March 31, 2024	December 31, 2023
Residential mortgage loans	$1,622,731	$1,605,531
Less: allowance for expected credit losses	(1,226)	(1,229)
Loans receivable, net	1,621,505	1,604,302

Classifying as:
Current portion	$548,061	$549,461
Non-current portion	1,073,444	1,054,841
Loans receivable, net	$1,621,505	$1,604,302

The interest rates on loans issued ranged between 9.00% and 10.50% per annum for the three months ended March 31, 2024 (For the three months ended March 31, 2023: 9.00% to 10.00%). Mortgage loans and secured by collateral in the pledge of the underlying real estate properties owned by the borrowers. As of March 31, 2024, the net carrying amount of the loans receivable was $1,621,505, which included an interest receivable of $64,041.

Mortgage loans are made to either business or individual customers in Hong Kong for a period of 1 to 25 years, which are fully collateralized and closely monitored for counterparty creditworthiness, with such collateral having a fair value in excess of the carrying amount of the loans as of March 31, 2024 and December 31, 2023.

Estimated allowance for expected credit losses is determined on quarterly basis, in accordance with the CECL model, for general credit risk of the overall portfolio, which is relied on an assessment of specific evidence indicating doubtful collection, historical loss experience, loan balance aging and prevailing economic conditions. If there is an unexpected deterioration of a customer’s financial condition or an unexpected change in economic conditions, including macroeconomic events, the Company will assess the need to adjust the allowance for expected credit losses. Any such resulting adjustments would affect earnings in the period that adjustments are made.

For the three months ended March 31, 2024 and 2023, the Company has evaluated the probable losses is minimal and there were no allowance for expected credit losses on loans receivable.

NOTE 7 — NOTES RECEIVABLE, NET

On February 24, 2023, the Company entered into a subscription agreement and a convertible loan note instrument (collectively the “Agreements”) with Investment A. Pursuant to the Agreements, the Company agrees to subscribe an amount of $1,673,525, which is payable on or before January 31, 2024 and bears a fixed interest rate of 8% per annum. The maturity date of the notes receivable is April 30, 2024. As of March 31, 2024 and December 31, 2023, the Company subscribed $589,086 notes.

As of March 31, 2024 and December 31, 2023, the net carrying amount of the notes receivable was $412,360 and $557,003, which included an interest receivable of $11,454 and $34,665, respectively.

Subsequently, the Company entered into a purchase and sale agreement with an independent third party to sell all its convertible loan notes on Investment A for a purchase price of $412,360 and the transaction was completed on April 30, 2024.

In accordance with ASC Topic 326, the Company accounts for its allowance for expected credit losses on notes receivable using the CECL model. Periodic changes to the allowance for expected credit losses are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. For the three months ended March 31, 2024 and 2023, the Company has evaluated the probable losses on the notes receivable and made an allowance for expected credit losses of $155,026 and nil, respectively.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 8 — LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	As of
	Ownership interest	March 31, 2024	Ownership interest	December 31, 2023
Marketable equity securities:
Investment C	0.00%*	$966	0.00%*	$595

Non-marketable equity securities:
Investment A	8.37%	5,691,356	8.37%	5,826,703
Investment B	3.63%	304,000	3.63%	342,000
Investment D	4.47%	16,731,817	4.47%	16,880,384
Investment E, related party	4.00%	521,454	4.00%	522,531
Investment F	—	—	4.00%	2,152,251
Total		23,248,627		25,723,869
Net carrying value		$23,249,593		$25,724,464

____________

*        Less than 0.001%

Investments in Marketable Equity Securities

Investments in equity securities, such as, marketable securities, are accounted for at its current market value with the changes in fair value recognized in net loss. Investment C was listed and publicly traded on Nasdaq Stock Exchange.

As of March 31, 2024 and December 31, 2023, Investment C was recorded at fair value of $966 and $595, which were traded at a closing price of $14.87 and $9.15 per share, respectively.

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities consist of investments in limited liability companies in which the Company’s interests are deemed minor and long-term, strategic investments in companies that are in various stages of development, and investments in a close-ended partnership funds which concentrated in the healthcare sector. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses each of these investments on an individual basis, subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

On February 5, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all its equity interest in Investment F for a purchase price of $2.15 million and the transaction was completed on February 19, 2024.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 8 — LONG-TERM INVESTMENTS, NET (cont.)

The following table presents the movement of non-marketable equity securities as of March 31, 2024 and December 31, 2023:

	As of
	March 31, 2024	December 31, 2023
Balance at beginning of period	$25,723,869	$34,589,767
Additions	—	288,581
Disposal	(2,152,251)	—
Adjustments:
Downward adjustments (note)	(37,727)	(10,092,729)
Foreign exchange adjustment	(285,264)	938,250
Balance at end of period	$23,248,627	$25,723,869

Cumulative unrealized gains and losses, included in the carrying value of the Company’s non-marketable equity securities:

	As of
	March 31, 2024	December 31, 2023
Downward adjustments (including impairment)	$(37,385,056)	$(37,347,329)
Upward adjustments	6,209,357	6,209,357
Total	$(31,175,699)	$(31,137,972)

Investment (loss) income, net is recorded as other expense in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss, and consisted of the following:

	For the three months ended March 31,
	2024	2023
Marketable equity securities:
Unrealized gain from the changes in fair value – Investment C	$371	$266
Realized gain from sale of Investment C	—	1,541,736

Non-marketable equity securities
Unrealized losses (including impairment) – Investment B	(37,727)	—
Unrealized losses (including impairment) – Investment F	—	(427,652)
Dividend income	—	608,714
Investment (loss) income, net	$(37,356)	$1,723,064

Note:

Downward adjustments represent unrealized losses (including impairment) of Investment B of $37,727 for the three months ended March 31, 2024 (For the three months ended March 31, 2023: unrealized loss (including impairment) of Investment F of $427,652).

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 9 — BORROWINGS

	As of
	March 31, 2024	December 31, 2023
Mortgage borrowings	$1,790,921	$1,804,950
Short-term borrowings, related party	5,000,000	5,000,000
Total	6,790,921	6,804,950

Mortgage Borrowings

In February 2023, the Company obtained a mortgage loan of $1,793,001 (equivalent to HK$14,000,000) from a finance company in Hong Kong, which bears an average interest rate at 13.75% per annum and becomes repayable in February 2024. The loan was pledged by a fixed charge on an office premises owned by the Company. The Company is currently in negotiations for an extension on the repayment of mortgage loans with the lender. At the date of filing, both parties have not reached into the mutual agreement.

Short-term Borrowings

In September 2023, the Company obtained a short-term borrowing of $5,000,000 from the Company’s major shareholder’s ultimate holding company, which bears interest at a fixed rate of 12.00% per annum, repayable in October 2023. The borrowing is secured by a lien on the partial equity interest in Investment D owned by the Company. In October 2023, November 2023, December 2023, February 2024 and April 2024, the Company entered into certain supplementary agreements to renew and extend the maturity to November 2023, December 2023, January 2024, March 2024, April 2024, and May 2024, respectively.

NOTE 10 — LEASE

Operating lease right-of-use (“ROU”) asset and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company entered into a commercial operating lease with an independent third party for the use of an office in Hong Kong. The lease has an original term exceeding 1 year, but not more than 3 years with an option to renew a further term of 3 years. At lease inception, after consideration, the Company was certain that the renewal option would be exercised, after the original term. The operating lease is included in “Right-of-use asset, net” on the unaudited condensed consolidated balance sheets and represents the Company’s right to use the underlying asset during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the unaudited condensed consolidated balance sheets.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 10 — LEASE (cont.)

Supplemental balance sheet information related to the operating lease was as follows:

	As of
	March 31, 2024	December 31, 2023
Operating lease:
Right-of-use asset	$12,531,247	$12,512,585
Less: accumulated depreciation	(1,503,286)	(1,004,432)
Right-of-use asset, net	11,027,961	11,508,153

Lease liabilities:
Current lease liabilities	1,246,496	1,229,329
Non-current lease liabilities	10,304,995	10,646,053
Total lease liabilities:	11,551,491	11,875,382

Operating lease expense for the three months ended March 31, 2024 and 2023 was $641,952 and nil, respectively, is included in other general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss.

Other supplemental information about the Company’s operating lease as of March 31, 2024 and December 31, 2023 are as follow:

	As of
	March 31, 2024	December 31, 2023
Weighted average discount rate	6.58%	6.58%
Weighted average remaining lease term (years)	5.17	5.42

Maturities of operating lease liabilities as of March 31, 2024 were as follows:

For the year ending March 31,	Operating lease
2025	$1,938,177
2026	1,938,177
2027	2,985,238
2028	3,194,650
2029	3,194,650
Thereafter	532,442
Total minimum lease payments	13,783,334
Less: imputed interest	(2,231,843)
Total operating lease liabilities	$11,551,491

NOTE 11 — WARRANT LIABILITIES

Private warrants

The private warrants are accounted for as liabilities in accordance with ASC 480 and are presented as liabilities on the unaudited condensed consolidated balance sheets. As of March 31, 2024 and December 31, 2023, there were 225,000 private warrants outstanding.

The fair value of the private warrants is valued by an independent valuer using a Binominal pricing model. The warrants were classified as Level 3 due to the use of unobservable inputs.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 11 — WARRANT LIABILITIES (cont.)

As of March 31, 2024 and December 31, 2023, the aggregate value of the private warrants was nil. The changes in fair value for the three months ended March 31, 2024 and 2023 were nil and $680, respectively.

	As of
	March 31, 2024	December 31, 2023
Input
Share price	$0.43	$0.49
Risk-free interest rate	4.54%	4.04%
Volatility	50.65%	48.66%
Exercise price	$11.50	$11.50
Warrant remaining life	2.38 years	2.63 years

Warrants — Class A

In December 2023, the Company consummated the private placement with an institutional investor and received cash proceeds in exchange of 2,643,300 ordinary shares and 528,660 warrants to be issued. Also, the Company consummated the private placement with Mr. Wing-Fai Ng and the Company’s management team in exchange of 1,775,500 ordinary shares and 355,100 warrants to be issued.

These warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche (see Note 12).

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

As of March 31, 2024 and December 31, 2023, the Company has authorized share of 200,000,000 ordinary shares with a par value $0.001.

(i)     On January 22, 2024, the Company issued 334,160 ordinary shares to the directors and officers of the Company under the Share Award Scheme (the “Scheme”), whose shares were vested in 2023.

(ii)    On March 12, 2024, the Company issued 1,000,000 ordinary shares to Apex Twinkle Limited to partially settle the finder fee payable.

(iii)   During the three months ended March 31, 2024, the Company issued 2,454,100 ordinary shares to the employees of the Company to compensate the contributions of their services and performance.

(iv)   During the three months ended March 31, 2024, the Company issued 1,505,615 ordinary shares to certain consultants to compensate their services rendered.

As of March 31, 2024 and December 31, 2023, there were 74,391,357 and 68,661,998 ordinary shares issued and outstanding, respectively.

Ordinary Shares To Be Issued

(v)    On February 22, 2024, the Company issued 435,484 ordinary shares to its directors and management team.

(vi)   In March 2024, the Company agreed to issue 900,899 ordinary shares to its directors and management team of the Company at the current market price of $0.447 per share to settle their compensation of $0.4 million.

As of March 31, 2024 and December 31, 2023, there were 5,319,699 and 4,854,284 ordinary shares to be issued, respectively.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 12 — SHAREHOLDERS’ EQUITY (cont.)

Public Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as discussed herein. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

Once the warrants become exercisable, the Company may call the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC) for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption,

•        if, and only if, the last sales price of the ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company send the notice of redemption, and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, the management of the Company will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

The private warrants are identical to the public warrants, except that the private warrants and the ordinary shares issuable upon the exercise of the private warrants were not transferable, assignable or salable until after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The private warrants are accounted as liabilities, remeasured to fair value on a recurring basis, with changes in fair value recorded to the unaudited condensed consolidated statements of operations and comprehensive loss (see Note 11).

As of March 31, 2024 and December 31, 2023, there were 4,600,000 public warrants and 225,000 private warrants outstanding.

Warrant — Class A

Each warrant entitles the holder to purchase one-fifth (1/5) of one ordinary share at a price of $0.70 per full share. The warrants will be exercisable six months after the issuance date for a period of five years after the exercise date. The warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 12 — SHAREHOLDERS’ EQUITY (cont.)

As of March 31, 2024 and December 31, 2023, 883,760 warrants are to be issued under Warrant — Class A, in connection with the private placement.

Forgiveness of Amount Due to the Holding Company

During the three months ended March 31, 2024 and 2023, the holding company of the Company agreed to forgive a debt of nil and $3,000,000, in aggregate, respectively, representing certain amount due to it and treat as additional paid-in capital.

2023 Share Award Scheme

Pursuant to the Share Award Scheme, the Company filed S-8 registration statement to register 11,675,397 ordinary shares on February 24, 2023.

The fair value of the ordinary shares granted during the period is measured based on the closing price of the Company’s ordinary shares as reported by Nasdaq Exchange on the date of grant. For those vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the unaudited condensed consolidated statements of operations and comprehensive loss.

Restricted Share Units (“RSUs”)

In December 2022, the Company approved and granted 5,000,000 ordinary shares as RSUs to employees and consultants as additional compensation under the Scheme. These RSUs typically will be vested over one to four years period from 2023 to 2026.

For the RSUs, the fair value is recognized over the period based on the derived service period (usually the vesting period), on a straight-line basis. The valuations assume no dividends will be paid. The Company has assumed 10% forfeitures.

On January 22, 2024, the Company issued 334,160 ordinary shares to the directors and officers of the Company under the Scheme, whose shares were vested in 2023.

During the three months ended March 31, 2024 and 2023, the Company recorded $250,567 and $1,317,600 share-based compensation expense, which is included in the personal and benefit expenses in the unaudited condensed consolidated statements of operations and comprehensive loss.

As of March 31, 2024 and December 31, 2023, total unrecognized compensation remaining to be recognized in future periods for RSUs totaled $1.7 million and $1.9 million, respectively. They are expected to be recognized over the weighted average period of 1.42 years.

A summary of the activities for the Company’s RSUs as of March 31, 2024 and December 31, 2023 is as follow:

	As of
	March 31, 2024		December 31, 2023
	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price
Outstanding, beginning of period	1,309,728	$2.47	5,000,000	$2.47
Granted	—	$—	—	$—
Vested	—	$—	(346,542)	$2.47
Forfeited	—	$—	(3,343,730)	$(2.47)
Outstanding, end of period	1,309,728	$2.47	1,309,728	$2.47

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 13 — OPERATING EXPENSES

Commission Expense

Pursuant to the terms of respective contracts, commission expense represents certain premiums from insurance or investment products paid to agents. Commission rates vary by market due to local practice, competition, and regulations. The Company charged commission expense on a systematic basis that is consistent with the revenue recognition.

During the three months ended March 31, 2024 and 2023, the Company recorded $4,446,242 and $7,295,492 commission expenses, respectively.

Personnel and Benefit Expense

Personnel and benefit expense mainly consisted of salaries and bonus paid and payable to the employees of the Company.

During the three months ended March 31, 2024 and 2023, the Company recorded $6,058,989 and $9,605,190 personnel and benefit expense, respectively.

Legal and Professional Fees

Legal and professional fees mainly consisted of certain professional consulting services in legal, audit, accounting and taxation, and others.

During the three months ended March 31, 2024 and 2023, the Company recorded $875,111 and $3,395,440 legal and professional fees, respectively.

Other General and Administrative Expenses

The Company incurred different types of expenditures under other general and administrative expenses. They primarily consist of depreciation of property and equipment and management fee expenses which are allocated for certain corporate office expenses.

During the three months ended March 31, 2024 and 2023, the Company recorded $1,998,044 and $2,460,381 other general and administrative expenses, respectively.

NOTE 14 — INCOME TAXES

The provision for income taxes consisted of the following:

	Three months ended March 31,
	2024	2023
Income tax expense (benefit)	$37,521	$(26,648)

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 14 — INCOME TAXES (cont.)

The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries operating in Hong Kong is subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2024 and December 31, 2023:

	As of
	March 31, 2024	December 31, 2023
Deferred tax assets, net:
Net operating loss carryforwards	$12,124,385	$8,909,692
Less: valuation allowance	(12,124,385)	(8,909,692)
Deferred tax assets, net	$—	$—

The movement of valuation allowance is as follows:

	As of
	March 31, 2024	December 31, 2023
Balance as of beginning of the period	$(8,909,692)	$(5,461,370)
Additions	(3,214,693)	(3,448,322)
Balance as of end of the period	$(12,124,385)	$(8,909,692)

As of March 31, 2024 and December 31, 2023, the operations incurred $73.5 million and $54.0 million, respectively of cumulative net operating losses which can be carried forward to offset future taxable income. Net operating loss can be carried forward indefinitely but cannot be carried back to prior years. There are no group relief provisions for losses or transfers of assets under Hong Kong tax regime. Each company within a corporate group is taxed as a separate entity. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes that it is more likely that not all of these assets will be realized in the future. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the three months ended March 31, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 15 — SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Currently, the Company has four business segments comprised of the related products and services, as follows:

Segments	Scope of Business Activities
Distribution Business

Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.

Platform Business	—	Providing access to financial products and services to licensed brokers;
	—	Providing operational support for the submission and processing of product applications;
	—	Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.;
	—	Providing training resources and materials;
	—	Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services;
	—	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers; and
	—	Solicitation of real estate sales for the developers, in exchange for commissions.
Fintech Business	Managing an ensemble of fintech investments.
Healthcare Business	Managing an ensemble of healthcare-related investments.

The four business segments were determined based primarily on how the chief operating decision maker views and evaluates the operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services are considered in determining the formation of these operating segments.

The following tables present the summary information by segment for the three months ended March 31, 2024 and 2023:

	For the three months ended March 31, 2024
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net
– Interest income	$—	$41,317	$—	$—	$41,317
– Non-interest income	6,415,020	1,199,954	—	—	7,614,974
	6,415,020	1,241,271	—	—	7,656,291

Commission expense	4,095,316	350,926	—	—	4,446,242
Depreciation	261	15,402	7,215	—	22,878
Income (loss) from operations	343,678	(2,501,128)	(5,704,417)	—	(7,861,867)
Investment loss, net	—	—	(37,356)	—	(37,356)
Total assets as of March 31, 2024	$14,416,459	$22,306,169	$23,873,319	$521,454	$61,117,401

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 15 — SEGMENT INFORMATION (cont.)

	For the three months ended March 31, 2023
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net
– Interest income	$—	$38,158	$—	$—	$38,158
– Non-interest income	9,687,819	1,347,703	—	—	11,035,522
	9,687,819	1,385,861	—	—	11,073,680

Commission expense	6,912,065	383,427	—	—	7,295,492
Depreciation	261	95,622	5,289	—	101,172
Income (loss) from operations	452,437	(11,186,637)	(3,849,608)	—	(14,583,808)
Investment income, net	—	—	1,723,064	—	1,723,064
Total assets as of March 31, 2023	$4,267,591	$57,423,358	$35,454,721	$519,769	$97,665,439

All of the Company’s customers and operations are based in Hong Kong.

NOTE 16 — RELATED PARTY BALANCES AND TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by the holding company. Amounts represent advances or amounts paid in satisfaction of liabilities.

Related party balances consisted of the following:

		As of
		March 31, 2024	December 31, 2023
Balance with related parties:
Accounts receivable	(a)	$892,394	$1,094,225
Borrowings	(b)	$5,000,000	$5,000,000
Amount due to the holding company	(c)	$6,406,706	$2,906,261
Long-term investment – Investment E	(d)	$521,454	$522,531

(a)     Accounts receivable due from related parties represented the management service rendered to two individual close-ended investment private funds registered in the Cayman Islands, which is controlled by the holding company.

(b)    Borrowing is obtained from the Company’s major shareholder of ultimate holding company. The amount was secured, interest-bearing and repayable by the end of May 2024 (see Note 9).

(c)     Amounts due to the holding company are those nontrade payables arising from transactions between the Company and the holding company, such as advances made by the holding company on behalf of the Company, advances made by the Company on behalf of the holding company, and allocated shared expenses paid by the holding company. During the three months ended March 31, 2024 and 2023, amounts due to the holding company of nil and $3,000,000, respectively, were forgiven (see Note 12).

(d)    The Company purchased 4% equity interest in Investment E from a related party in May 2021, based on historical cost. The Company has a common director with Investment E.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 16 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

In the ordinary course of business, during the three months ended March 31, 2024 and 2023, the Company involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

Nature of transactions		For the three months ended March 31,
		2024	2023
Asset management service income	(e)	$242,130	$238,933
Office and operating fee charge	(f)	$1,117,963	$2,027,991
General and administrative expense allocated	(g)	$—	$1,722
Legal and professional fees	(h)	$249,999	$—

(e)     Under the management agreement, the Company shall provide management service to the portfolio assets held by two individual close-ended investment private funds in the Cayman Islands, which is controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers.

(f)     Pursuant to the service agreement, the Company agreed to pay the office and administrative expenses to the holding company for the use of office premises, including, among other things, building management fees, government rates and rent, office rent, and lease-related interest and depreciation that were actually incurred by the holding company. Also, the holding company charged back the reimbursement of legal fee and debt collection fee in the ordinary course of business.

(g)    Certain amounts of general and administrative expenses were allocated by the holding company.

(h)    On September 19, 2023, the Company entered into an advisory services agreement with a related company, which owned by the Chairman of the Company, for a monthly fee of $83,333. The service will be terminated by either party upon 90 days prior written notice.

Apart from the transactions and balances detailed elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 17 — RISK AND UNCERTAINTIES

The Company is exposed to the following risk and uncertainties:

(a)     Concentration risk

For the three months ended March 31, 2024 and 2023, the customers who accounted for 10% or more of the Company’s revenues are presented as follows:

	For the three months ended March 31,
	2024			2023
Customer	Revenues		Percentage of revenues	Revenues		Percentage of revenues
Customer A		$3,060,099	40%		$2,716,898	25%
Customer B		$1,251,339	16%	$	*	*%
Customer C		$1,236,364	16%	$	*	*%
Customer D	$	*	*%		$1,370,626	12%
Customer E	$	*	*%		$1,231,155	11%

____________

*        Customers who accounted for less than 10% of the total revenue during the periods.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 17 — RISK AND UNCERTAINTIES (cont.)

As of March 31, 2024 and December 31, 2023 the customers who accounted for 10% or more of the Company’s outstanding receivable balances are presented as follows:

	As of
Customer	March 31, 2024	December 31, 2023
Customer A	$243,375	$1,092,414
Customer C	$184,773	61,455
Customer D	$—	$1,634

All of the Company’s major customers are located in Hong Kong.

(b)    Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, loans receivable and notes receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately $64,050) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024, cash balance of $2.1 million and fund held in escrow of $15.6 million were maintained at financial institutions in Hong Kong, of which approximately $17.2 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, loans receivable and notes receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. Credit of money lending business is controlled by the application of credit approvals, limits and monitoring procedures.

The Company uses internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all. The Company’s internal risk grade system is based on experiences with similarly graded loans and the assessment of borrower credit quality, such as, credit risk scores, collateral and collection history. Individual credit scores are assessed by credit bureau, such as TransUnion. Internal risk grade ratings reflect the credit quality of the borrower, as well as the value of collateral held as security. To minimize credit risk, the Company requires collateral arrangements to all mortgage loans and has policies and procedures for validating the reasonableness of the collateral valuations on a regular basis. Management believes that these policies effectively manage the credit risk from advances.

The Company’s third-party customers that represent more than 10% of total loans receivable, and their related net loans receivable balance as a percentage of total loans receivable, as of March 31, 2024 and December 31, 2023 were as follows:

	As of
	March 31, 2024	December 31, 2023
Customer F	37.3%	37.3%
Customer G	30.4%	30.9%
Customer H	32.3%	31.8%

(c)     Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 17 — RISK AND UNCERTAINTIES (cont.)

(d)    Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ and Sterling on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As at March 31, 2024, the Company involved in the following legal proceedings:

Action Case: HCA702/2018    On March 27, 2018, the writ of summons was issued against the Company and seven related companies of the former shareholder by the Plaintiff. On February 23, 2023, the Court granted leave for this action be set down for trial of 13 days, and the trial will commence on November 25, 2024. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA765/2019    On April 30, 2019, the writ of summons was issued against the Company’s subsidiary, three related companies and the former directors, shareholders and financial consultant by the Plaintiff. This action alleged the deceit and misrepresentation from an inducement of the fund subscription and claimed for compensatory damage of approximately $2 million (equal to HK$17.1million). On April 18, 2024, the court made an order that the plaintiff shall set the case down for trial on or before July 6, 2024 for a 7 days trial before a judge and there shall be a pre-trial review before the trial judge on a date 12 weeks before the trial. The case is on-going and parties have yet to attempt mediation. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA2097 and 2098/2020    On December 15, 2020, the writs of summons were issued against the Company and the former consultant by the Plaintiff. This action alleged the misrepresentation and conspiracy causing the loss from the investment in corporate bond and claimed for compensatory damage of approximately $1.67 million (equal to HK$13 million). The Company previously made $0.84 million as contingency loss for the year ended December 31, 2021. Parties participated in a mediation held on March 25, 2022 and negotiated for settlement through without prejudice correspondence, no settlement was reached. The case is on-going and legal counsel of the Company will continue to handle this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or any further potential loss, if any.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 18 — COMMITMENTS AND CONTINGENCIES (cont.)

Action Case: HCA1957/2023    On December 15,2023, the Company received an order from the High Court of the Hong Kong Special Administrative Region, demanding the Company to pay and settle the outstanding rent/mesne profit, management fees, air-conditioning charges, additional air-conditioning charges, government rates and interest in an aggregated amount of $1,383,424 (equivalent to HK$10,799,560) to the landlord of the office premises in four instalments scheduled from January 15, 2024 to March 31, 2024 together with legal costs of $6,405 (equivalent to HK$50,000). During the three months ended March 31, 2024, the Company settled all the outstanding amount and the case is closed.

The Company makes a provision for the liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least each fiscal quarter and adjusted to reflect the impacts of negotiations, estimate settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal fees are expensed in the period in which they are incurred.

Sale and Purchase Agreement — Pursuant to the agreement dated April 5, 2023, entered with Sony Life Singapore Pte. Ltd. (“SLS”), an independent third party, the Company is committed to purchase 100% equity interest in Sony Life Financial Advisers Pte. Ltd. for a cash consideration of SGD2,500,000 (equivalent to $1,882,000). On December 28, 2023, the Company and SLS entered into a second supplementary agreement to extend the closing date of the transaction from December 31, 2023 to March 31, 2024. On March 29, 2024, the Company and SLS entered into a third supplementary agreement to extend the closing date of the transaction from March 31, 2024 to May 9, 2024. Pursuant to the third supplementary agreement, the Company subsequently paid SGD250,000 (equivalent to $188,200) to SLS as the partial payment to cash consideration on April 12, 2024. On May 9, 2024, the Company and SLS entered into a fourth supplementary agreement to extend the closing date of the transaction from May 9, 2024 to May 20, 2024.

Share Repurchase Program — The Company approved a share repurchase program on April 18, 2023 authorizing to purchase up to 1,000,000 ordinary shares at a maximum price of $10 per share from the open market, for a term of one year, which was expired in April 2024 with no further extension.

Nasdaq Compliance — On September 20, 2023, the Company received a written notice (the “Notice”) from Nasdaq, notifying that the Company had publicly traded under $1.00 per share for a period of 30 consecutive trading days or more, which failed to comply with Nasdaq Listing Rule 5550(a)(2) and Nasdaq Listing Rule 5810(c)(3)(A). The Notice had no immediate effect but, before March 18, 2024, the Company was required to regain compliance by trading at least $1.00 per share for a minimum of 10 consecutive trading days. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. On March 20, 2024, Nasdaq granted an additional 180 calendar days period or until September 16, 2024, to the Company to regain the compliance. On May 3, 2024, the closing bid price of the ordinary shares of the Company has been over $1.00 per share for a minimum of 10 consecutive trading days. Accordingly, Nasdaq confirmed that the Company had regained compliance with Rule 5550(a)(2) and that this matter is now closed.

NOTE 19 — SUBSEQUENT EVENTS

On April 16, 2024, the Company entered into that certain Agreement and Plan of Merger (“Merger Agreement”) with AGBA Social Inc., a wholly-owned subsidiary of AGBA which was incorporated in Delaware (“Merger Sub”), Triller Corp. (“Triller”), a Delaware corporation, and Bobby Sarnevesht, solely as representative of the Triller stockholders. Pursuant to the Merger Agreement, (i) Triller will complete its reorganization (the “Triller Reorganization”) with Triller Hold Co LLC (“Triller LLC”) such that Triller LLC will reorganize into Triller as a Delaware corporation, (ii) the Company will domesticate to the United States as a Delaware corporation (the “AGBA Domestication”), pursuant to which, among other things, all the Company’s ordinary shares, par value $0.001 per share will automatically

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 19 — SUBSEQUENT EVENTS (cont.)

convert into the same number of shares of Delaware Parent common stock (AGBA, when domesticated as a Delaware corporation, is sometimes referred to as “Delaware Parent”), and (iii) after giving effect to the Triller Reorganization and the AGBA Domestication, Merger Sub will be merged into Triller, with Triller surviving the Merger and becoming a wholly owned subsidiary of Delaware Parent.

The merger consideration provided for in the merger agreement will be an aggregate of 406,907,038 shares of Delaware Parent common stock, par value $0.001 per share (“Delaware Parent Common Stock”). Delaware Parent (i) will issue 313,157,015 shares of Delaware Parent Common Stock to the current common stockholders of Triller, (ii) will issue 35,328,888 shares of preferred stock to the current preferred stockholders of Triller, and (iii) will convert all existing Triller restricted stock units into 58,421,134 Delaware Parent restricted stock units; and Delaware Parent also will reserve an aggregate of 58,421,134 shares of Delaware Parent Common Stock for future issuance upon the vesting of such restricted stock units.

On April 25, 2024, the Company entered into the Amended and Restated Standby Equity Purchase Agreement (“A&R SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), and Triller. The A&R SEPA amended and restated certain Standby Equity Purchase Agreement entered by Yorkville and Triller dated October 23, 2023. Pursuant to the A&R SEPA, Triller, or the Company after the transactions contemplated by the Merger Agreement are closed (Triller before the closing of the Merger, and the Company after the closing of the Merger, are referred to as the “Delaware Parent”), has the right to sell to Yorkville up to $500 million of ordinary shares, par value $0.001 per share, of the Delaware Parent, (“Common Shares”), subject to certain limitations and conditions set forth in the A&R SEPA, from time to time during the term of the A&R SEPA. Sales of the shares of Common Shares to Yorkville under the A&R SEPA, and the timing of any such sales, are at the Delaware Parent’s option, and the Delaware Parent is under no obligation to sell any shares of Common Shares to Yorkville under the A&R SEPA except in connection with notices that may be submitted by Yorkville.

In connection with the A&R SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of up to $8.51 million (the “Pre-Paid Advance”). The purchase price for the Pre-Paid Advance is 94.0% of the principal amount of the Pre-Paid Advance. Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 5%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date of the Convertible Note issue in connection with each Pre-Paid Advance will be 12 months after the issuance date of such Convertible Note. Yorkville may convert the Convertible Notes into shares of the Common Shares at any time after the Merger at a fixed conversion price (the “Conversion Price”) equal to (i) the principal amount and interests, divided by (ii) the determination of the lower of (a) 100% of the VWAP during the ten trading days preceding the closing date of the Merger (the “Fixed Price”), or (b) 92.5% of the lowest daily VWAP during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Price”), provided that the Variable Price shall not be lower than the Floor Price. The “Floor Price”, solely with respect to the Variable Price, shall be equal to (i) a price equal to 20% of the average of the daily VWAPs during the ten (10) trading days immediately preceding the closing date of the Merger, and (ii) from and after the date of effectiveness of the initial registration statement, 20% of the VWAP of the trading day immediately prior to the date of effectiveness of the initial registration statement, if such price is lower than the price in part (i) of this sentence. Notwithstanding the foregoing, the Company may reduce the Floor Price to any amounts set forth in a written notice to the holder; provided that such reduction shall be irrevocable and shall not be subject to increase thereafter.

AGBA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”))

NOTE 19 — SUBSEQUENT EVENTS (cont.)

On April 30, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all its convertible loan notes on Investment A for a consideration of $412,360. This transaction was completed on April 30, 2024.

On May 2, 2024, the Company closed the private placement by issuing an aggregate of 7,349,200 ordinary shares and the associated warrants to purchase up to 1,469,840 ordinary shares at a purchase price of $0.70 per ordinary share, to an institutional investor, the Company’s Chief Executive Officer, Mr. Wing-Fai Ng and the Company’s management team.

On May 3, 2024, the closing bid price of the ordinary shares of the Company has been over $1.00 per share for a minimum of 10 consecutive trading days. Accordingly, Nasdaq confirmed that the Company had regained compliance with Rule 5550(a)(2) and that this matter is now closed.

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2024, up to May 15, 2024 that the unaudited condensed consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Triller Hold Co LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triller Hold Co LLC (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, unitholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has (i) incurred significant losses from operations and negative cash flows from operations since inception, (ii) a working capital deficit of $354.4 million and an accumulated deficit of approximately $1,552.1 million as of December 31, 2023, and (iii) needs to raise substantial amounts of additional funds to meet its obligations as well as afford it time to develop profitable operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

Deer Park, IL
June 12, 2024

We have served as the Company’s auditor since 2023.
PCAOB ID: 318

Triller Hold Co LLC
Consolidated Balance Sheets
As of December 31, 2023 and 2022
(in thousands)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$1,844	$3,754
Accounts receivable, net	3,116	2,922
Other current assets	1,287	707
Total current assets	6,247	7,383
Goodwill	234,112	231,495
Intangible assets, net	26,880	136,929
Deferred tax asset	2,164	—
Other assets and long-term receivables	571	1,336
Operating lease right-of-use assets	451	4,444
Total Assets	270,425	381,587

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	77,931	55,377
Verzuz settlement accrual	59,908	—
Earn-out liability, current	9,373	16,991
Other current liabilities	37,543	29,939
Current portion of operating lease liabilities	243	1,943
Current portion of long-term debt	172,723	80,020
Current liabilities of discontinued operations	2,927	3,184
Total current liabilities	360,648	187,454
Long-term debt	4,481	28,414
Long-term operating lease liabilities	18	2,647
Deferred tax liability	—	14,636
Warrant liability	40,978	57,032
Other liabilities	762	6,255
Total liabilities	406,887	296,438
Commitments and contingencies (Note 16)
Redeemable Class B Common Units – $0.00 par value – 873 shares issued and outstanding; aggregate liquidation preference of $0 as of December 31, 2023 and 2022	—	—
Unitholders’ equity (deficit)
Common Units – $0.00 par value; unlimited units authorized Class A Common Units – 36,068 units outstanding as of December 31, 2023 and 2022	6,078	6,078
Class B Common Units – 89,651 and 73,988 units outstanding as of December 31, 2023 and 2022, respectively	1,024,437	957,028
Class C-1 Common Units – 21,833 outstanding as of December 31, 2023 and 2022	6,158	6,158
Class C-2 Common Units – 38,263 and 46,651 outstanding as of December 31, 2023 and 2022, respectively	10,792	13,158
Preferred Units – $0.00 par value; unlimited units authorized
Series A-1 Preferred Units – 37,702 outstanding as of December 31, 2023 and 2022	253,274	253,274
– Series AA-1 Preferred Units – 3,369 outstanding as of December 31, 2023 and 2022	30,082	30,082
Additional paid-in capital (including declared dividends)	73,122	71,683
Accumulated other comprehensive income	95	271
Accumulated deficit	(1,552,145)	(1,257,455)
Total unitholders’ equity (deficit) – Triller Hold Co LLC	(148,107)	80,277
Noncontrolling interest	11,645	4,872
Total unitholders’ equity (deficit)	(136,462)	85,149
Total liabilities and unitholders’ equity (deficit)	$270,425	$381,587

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2023 and 2022

	Years Ended December 31,
	2023	2022
	(in thousands, except per share data)
Revenues, net	$45,545	$47,681
Operating expenses
Cost of revenue	42,709	41,241
Research and development	9,826	12,368
Sales and marketing	12,442	30,946
General and administrative	55,981	100,542
Contingent consideration	11,004	1,794
Verzuz loss contingency	59,908	—
Depreciation and amortization	30,436	25,468
Asset impairment	83,885	—
Total operating expenses	306,191	212,359
Loss from operations	(260,646)	(164,678)
Other income (expense)
Change in fair value of warrants and debt	(19,738)	26,585
Interest expense	(35,407)	(25,417)
Other income (expense)	258	(194)
Other income (expense), net	(54,887)	974
Loss from continuing operations before income taxes	(315,533)	(163,704)
Income tax benefit	16,576	6,188
Net loss from continuing operations	(298,957)	(157,516)
Net income (loss) from discontinued operations, net of income taxes	200	(38,078)
Net loss	$(298,757)	$(195,594)
Less: Net loss attributable to noncontrolling interests	(4,067)	(3,968)
Net loss attributable to Triller Hold Co LLC	$(294,690)	$(191,626)
Comprehensive income (loss)
Net loss	(298,757)	(195,594)
Other comprehensive income, net of taxes
Foreign currency translation adjustment	(176)	40
Other comprehensive income, net of taxes	(176)	40
Comprehensive loss	(298,933)	(195,554)
Less: Comprehensive loss attributable to noncontrolling interests	(4,067)	(3,968)
Comprehensive loss attributable to Triller Hold Co LLC	(294,866)	(191,586)
Net loss from continuing operations attributable to Common Unitholders:
Basic and diluted	$(1.51)	$(1.90)
Net income (loss) from discontinued operations attributable to Common Unitholders:
Basic and diluted	$0.00	$(0.19)
Weighted-average common units used in computation of net income (loss) per Unitholders:
Basic and diluted	194,802	205,510

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

	Years Ended December 31,
	2023	2022
	(In thousands)
Cash flows from operating activities
Net loss	$(298,757)	$(195,594)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,467	25,468
Asset impairment	83,885	—
Stock-based compensation	6,034	5,665
Warrant expense	—	17,328
Issuance of Class B common units for financing fee	29,284	—
Non-cash interest expense	881	4,335
Deferred income taxes	(16,800)	(480)
Change in fair value of warrant liability	(5,490)	(39,553)
Change in fair value of earn-out liabilities	11,004	794
Change in fair value of debt	25,029	11,811
Loss on extinguishment of debt	400	11,830
Other noncash adjustments	3,758	(817)
Changes in assets and liabilities:
Accounts receivable	(260)	2,232
Other current assets	(579)	1,146
Other assets	605	(305)
Accounts payable and accrued expenses	28,681	34,326
Verzuz settlement accrual	59,908	—
Operating lease assets and liabilities, net	(335)	145
Other current liabilities	7,604	19,245
Other liabilities	(5,493)	(927)
Net cash used in operating activities	(40,174)	(103,351)
Cash flows from investing activities
Purchase of property and equipment	(29)	(120)
Capitalization of internally developed software	(3,536)	(3,915)
Purchase of businesses, net of cash acquired	—	(8,015)
Net cash used in investing activities	(3,565)	(12,050)
Cash flows from financing activities
Proceeds from convertible debt	44,043	50,370
Proceeds from non-convertible debt	—	17,830
Equity issuance costs paid	—	(368)
Cash paid for earn-out liabilities	(203)	(2,000)
Exercise of options and warrants	740	1,042
Repayment of long-term debt due to related parties	(2,318)	(4,974)
Net cash provided by financing activities	42,262	61,900
Cash flows from operating activities of discontinued operations	(257)	20,658
Net change in cash, cash equivalents, and restricted cash	(1,734)	(32,843)
Foreign exchange effect on cash, cash equivalents and restricted cash	(176)	41
Cash, cash equivalents, and restricted cash at the beginning of the year	3,754	36,556
Cash, cash equivalents, and restricted cash at the end of the period	$1,844	$3,754

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$1,844	$3,754
Restricted cash	—	—
Total cash, cash equivalents, and restricted cash	$1,844	$3,754

Triller Hold Co LLC
Consolidated Statements of Cash Flows — (Continued)
For the years ended December 31, 2023 and 2022

	Years Ended December 31,
	2023	2022
	(In thousands)
Supplemental cash flow data
Cash paid for income taxes	$95	$144
Cash paid for interest	$185	$3,428

Supplemental disclosure of noncash investing and financing activities:
Short-term payable issued to settle acquisition earnout	$—	$28,000
Entered into Convertible debt issued to settle short-term payable	6,126	37,000
Entered into Convertible debt to settle promissory notes	10,277	—
Subsidiary shares issued in purchase price settlement	2,617	—
Units issued to settle acquisition earnout	18,420	31,409
Convertible promissory note issued to settle operating liabilities	—	9,937
Convertible notes converted to Series AA-1 Preferred Units	—	30,082
Redeemable Class B Units converted to Class B Units	—	86,590
Cashless exercise of liability warrants	10,564	—
Conversion of Class C-2 Units to Class B Units	2,366	—
Conversion of subsidiary debt to non-controlling interest of subsidiary	5,168	—
Conversion of Class A Units to C-1 and C-2 Units	—	22,644
Conversion from C-1 Units to Series A-1 Preferred Units	—	3,327
Conversion from Common A Units to Series A-1 Preferred Units	—	249,946
Conversion of Common B Warrants to Series A-1 Preferred Warrants	—	63,219
Redemption of Class B Units	—	7,298
Value ascribed to equity-classified warrants	—	11,261
Total noncash investing and financing activities	$55,538	$580,713

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC
Consolidated Statements of Unitholders’ Equity
For the years ended December 31, 2023 and 2022

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Members’ Equity Trille Inc.	Non- Controlling Interest	Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2022	873	$—	36,068	$6,078	73,988	$957,028	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$271	$(1,257,455)	$80,277	$4,872	$85,149
Conversion of Class C-2 Common Units to Class B Common Units	—	—	—	—	8,388	2,366	—	—	(8,388)	(2,366)	—	—	—	—	—	—	—	—	—	—
Issuance of Class B Common Units for acquisition earn-out settlement	—	—	—	—	2,616	18,420	—	—	—	—	—	—	—	—	—	—	—	18,420	—	18,420
Exercise of Warrants	—	—	—	—	1,659	11,305	—	—	—	—	—	—	—	—	—	—	—	11,305	—	11,305
Exercise of Class B Common Units for debt financing					3,000	29,284			—	—	—	—	—	—	—	—	—	29,284	—	29,284
Issuance of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,439	—	—	1,439	10,840	12,279
Unit-based compensation	—	—	—	—	—	6,034	—	—	—	—	—	—	—	—	—	—	—	6,034	—	6,034
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(294,690)	(294,690)	(4,067)	(298,757)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(176)	—	(176)	—	(176)
Balance at December 31, 2023	873	$—	36,068	$6,078	89,651	$1,024,437	21,833	$6,158	38,263	$10,792	37,702	$253,274	3,369	$30,082	$73,122	$95	$(1,552,145)	$(148,107)	$11,645	$(136,462)

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC
Consolidated Statements of Unitholders’ Equity — (Continued)
For the years ended December 31, 2023 and 2022

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in capital	Accumulated other comprehensive income	Accumulated deficit	Triller Hold Co LLC Members Equity	Non- controlling Interests	Total Unitholders’ Equity
(In thousands)	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Balance at December 31, 2021	8,052	$91,390	134,350	$78,722	65,612	$819,975	—	$—	—	$—	—	$—	—	$—	$15,724	$231	$(855,865)	$58,787	$—	$58,787
Issuance of Class B Common Units for acquisition earnouts	—	—	—	—	2,767	31,409	—	—	—	—	—	—	—	—	—	—	—	31,409	—	31,409
Issuance of Class B Common Units associated with acquisitions	—	—	—	—	4,446	31,532	—	—	—	—	—	—	—	—	—	—	—	31,532	—	31,532
Exercise of Class B Common Unit warrants and options	—	—	—	—	1,889	1,041	—	—	—	—	—	—	—	—	—	—	—	1,041	—	1,041
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	—	(368)
Reclassification of Class B Common Units from temporary equity to permanent equity	(7,179)	(84,092)	—	—	7,179	84,092	—	—	—	—	—	—	—	—	—	—	—	84,092	—	84,092
Redemption of Class B Common Units	—	(7,298)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	—	—	—	—	22,993	—	—	—	—	—	—	—	—	—	—	—	22,993	—	22,993
Conversion of Class A Common Units to Class C-1 and Class C-2 in merger of Triller Acquisition LLC and Triller Hold Co LLC	—	—	(80,282)	(22,644)	—	—	33,630	9,486	46,651	13,158	—	—	—	—	—	—	—	—	—	—

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC
Consolidated Statements of Unitholders’ Equity — (Continued)
For the years ended December 31, 2023 and 2022

	Temporary Equity			Permanent Equity
	Redeemable Class B Common Units			Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Members’ Equity	Non- Controlling Interest	Total Unitholders’ Equity
(In thousands)	Units	Amounts		Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Conversion of Class A Common Units to Series A-1 Preferred	—	$—		(18,000)	$(50,000)	—	$—	—	$—	—	$—	18,000	$173,673	—	$—	$—	$—	$(123,673)	$—	$—	$—
Conversion of convertible notes for Series AA-1 Preferred Units	—	—		—	—	—	—	—	—	—	—	—	—	3,369	30,082	552	—	—	30,634	—	30,634
Common B warrants issued with debt and other warrant transactions	—	—		—	—	—	986	—	—	—	—	—	—	—	—	10,757	—	—	11,743	—	11,743
Conversion of Class C-1 Common Units to Series A-1 Preferred Units	—	—		—	—	—	—	(11,797)	(3,328)	—	—	11,797	3,328	—	—	—	—	—	—	—	—
Conversion of Class B warrants to Series A-1 warrants	—	—		—	—	—	—	—	—	—	—	—	—	—	—	45,018	—	(45,018)	—	—	—
Conversion of Class B Common Units to Series A-1 Preferred Units	—	—		—	—	(7,905)	(35,000)	—	—	—	—	7,905	76,273	—	—	—	—	(41,273)	—	—	—
Noncontrolling interest related to acquisition	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,840	8,840
Net loss	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(191,626)	(191,626)	(3,968)	(195,594)
Other comprehensive income	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40	—	40
Balance at December 31, 2022	873	—	*	36,068	$6,078	73,988	$957,028	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$271	$(1,257,455)	$80,277	$4,872	$85,149

See accompanying notes to the consolidated financial statements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and purchased a 100% stake in Triller Platform Co. (formerly known as Triller Inc.), which became a wholly owned subsidiary of the Company. Triller Platform Co. is viewed as the predecessor of the Company and its consolidated subsidiaries. The Company is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company.

Triller is a global, artificial intelligence, or AI, powered technology platform where creators such as influencers, artists, athletes, public figures, and consumer brands build direct relationships with their audiences to create awareness, drive content consumption, generate commerce and shape culture. Since the launch of the Triller app, a short-form video app similar to TikTok, the Company has raised more than $420 million in capital, established more than 436 million consumer accounts across the platform, dramatically expanded its portfolio of offerings through organic growth and strategic acquisitions, and have become a diversified technology platform for the creation, distribution, measurement and monetization of digital, live and virtual content. Triller also produces trendsetting music, sports, lifestyle, fashion and entertainment content that creates cultural moments, attracts users to the platform and drives social interaction that serves as a cultural wellspring across digital society.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club event production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented. The Company does not have or anticipate having any material production and operating costs associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

The Company currently has five classes of common equity. Four are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units and Class C-2 Common Units. The fifth is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, each Class C-2 Common Unit has 10 votes, and the Class B Common Units and Class C-1 Common Units are non-voting. The Company also has issued two classes of preferred equity: Series A-1 Preferred Units and Series AA-1 Preferred Units. In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, the “Warrants”).

The founding members of Triller Hold Co LLC were Triller Acquisition LLC (controlling interest holders), Triller Legacy LLC, and Mashtraxx Limited. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of the Company’s Class A Common Units held by its founders and their affiliates, which, at that time, represented controlling interest in Triller Hold Co LLC. Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, the Company exchanged the 80,282 Class A Common Units held by Triller Acquisition LLC for either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC. Triller Legacy LLC and Mashtraxx Limited continue to hold their original Class A Common Units. The founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

In connection with the 2022 Senior Convertible Debt Financing described in Note 10, Debt, concurrent with the issuance of a Convertible Note Purchase Agreement on August 18, 2022 with Total Formation Inc. (“TFI”), all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into Series A-1 preferred units; warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase Series A-1 preferred units; and convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units. While TFI is a preferred unitholder, the Company’s founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going Concern

The accompanying consolidated financial statements as of and for the year ended December 31, 2023 were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle its liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. The Company has determined that the prevailing conditions and ongoing liquidity risks encountered by the Company raise substantial doubt about the ability to continue as a going concern for at least one year following the date these unaudited condensed consolidated financial statements are issued. The ability to continue as a going concern is dependent on the Company’s ability to successfully implement its current operating plan and fund-raising exercises. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. At December 31, 2023, the Company had cash and cash equivalents of $1.8 million, a working capital deficit of $354.4 million, and an accumulated deficit of $1,552.1 million. For the year ended December 31, 2023, the Company incurred a net loss of $298.8 million. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations from its operations and through the raising of additional capital by issuing debt or equity securities. During the year ended December 31, 2022, the Company issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $68.2 million in cash. Refer to Note 10, Debt, for details. An additional $44.0 million in senior and subordinated convertible promissory notes were issued as of December 31, 2023. Refer to Note 10, Debt, for details. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other traditional financing sources.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet its short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet its long-term liquidity needs and achieve its intended long-term business objectives.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities such as VIEs, through arrangements that do not involve holding a majority of the voting interests.

The Company consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company considers the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers whether the rights granted to the other investors under the contractual arrangements are more protective in nature, rather than substantive participating rights. The Company evaluates its relationships with any consolidated VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the consolidated financial statements relate to and include, but are not limited to, determining the fair value of equity consideration transferred, assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liabilities; the fair value of debt for which the fair value option has been elected, the fair value of warrant liabilities, internally developed software; impairment of goodwill and intangible assets with definite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact-of this action and related sanctions on the world economy are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include cash in banks and cash on hand. During a portion of 2022, the Company was required to maintain restricted cash deposits to back a letter of credit bond related to litigation. There was no restricted cash as of December 31, 2023 or 2022.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances in highly-rated financial institutions, and such balances at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. As of December 31, 2023, the Company had one customer that comprised over 10% of consolidated accounts receivable and comprised approximately 11.5% of consolidated accounts receivable. As of December 31, 2022, the Company had no customers that comprised over 10% of consolidated accounts receivable. During the years ended December 31, 2023 and 2022, the Company had a single customer which accounted for approximately 19% and 16% of consolidated revenue, respectively. The Company manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s payment terms of accounts receivable vary by the types of services offered. For certain services and customers, the Company requires payment before services are delivered to the customer. Accounts receivable are recorded on the consolidated balance sheet at the invoiced amount less any allowance for credit risk to reserve for potentially uncollectible receivables. Changes in the allowance for credit risk are recorded in general and administrative expense in the consolidated statement of operations and comprehensive loss. To determine the amount of the allowance, the Company estimates all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts.

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to be insignificant. As of December 31, 2023 and 2022, the balance of the allowance for doubtful accounts was $0.4 million and $0.1 million, respectively. Bad debt expense was $0.2 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively.

Property and Equipment

Property and Equipment are included in Other assets on the consolidated balance sheets and long-term receivables, and includes the following categories: computers, vehicles, leasehold improvements and furniture. The Company follows ASC 360, Property, Plant, and Equipment, for its property and equipment, which are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (principally 3 years).

Property and equipment is reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses on property and equipment for any of the periods presented in the financial statements.

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 13, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There were no impairment charges recorded on intangible assets as of December 31, 2022. The Company recorded an impairment in the amount of $83.9 million in the consolidated financial statements as of December 31, 2023.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements. As of December 31, 2023 and 2022, the Company had only one reporting unit, and all of the Company’s goodwill was included therein. The single reporting unit had a negative carrying amount of net assets as of December 31, 2023.

Capitalized Software

The Company accounts for the cost of software that is developed or obtained for internal use pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software. The Company expenses software development costs, including costs to develop software products or the software components of products to be sold leased or marketed to external users before the technological feasibility is reached. Software development costs also include costs to develop software to meet internal needs and cloud-based applications used to deliver its services. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. As of December 31, 2023 and 2022, the Company’s capitalized software were $0.3 million and $14.9 million, respectively, which are included in intangible assets, net on the accompanying balance sheets.

Capitalized software development costs are stated at gross cost less accumulated amortization. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related product, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. There were no impairment charges recorded on capitalized software development costs as of December 31, 2022. The Company recorded an impairment in the amount of $13.2 million in the consolidated financial statements as of December 31, 2023.

Foreign currency translation

The Company applies ASC 830, Foreign Currency Matters, to translate the financial statements of foreign subsidiaries that are denominated in foreign currencies, using period-end rates of exchange for assets and liabilities, average rates of exchange for the period for revenues, costs, and expenses, and historical rates for equity. Translation adjustments are included in determining other comprehensive income or loss on the consolidated statement of operations and comprehensive loss. Cumulative translation gains or losses are presented in Accumulated other comprehensive income on the consolidated balance sheet and statement of unitholders’ equity.

Leases

The Company adopted lease accounting under ASC 842, Leases, in 2022, having previously accounted for leases under ASC 840. Under ASC 842, the Company, as a lessee, records a right-of-use asset and a corresponding lease liability for most lease arrangements on its consolidated balance sheets. Leases with a term greater than one year are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The lease liability is initially measured at the present value of the future minimum lease payments over the lease term at the lease commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on secured borrowings for the same term as the underlying lease. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU asset represents the right to use the leased asset for the lease term, and is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred, if any, less any lease incentives received. All ROU assets are reviewed for impairment.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (a) the lease transfers ownership of the asset by the end of the lease term, (b) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (c) the lease term is for a major part of the remaining useful life of the asset or (d) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

Lease payments included in the measurement of the lease liability sometimes comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense. An operating lease’s cost is recognized on a straight-line basis over the lease term.

Variable lease payments that depend on an index or variable rate may be included in certain leases and are included in the lease asset and lease liability. The variable lease payments that do not depend on an index or variable rate are expensed as incurred and not included in the lease assets and lease liabilities.

Some of the Company’s lease agreements contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected the practical expedient to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of lease assets and lease liabilities.

Operating lease right-of-use assets and current and long-term operating lease liabilities are presented on the consolidated balance sheets as of December 31, 2023 and 2022.

Fair Value Measurement

ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy based on the observability of the inputs and distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 2 —

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein were based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company measures warrant liabilities, certain convertible notes, and contingent earn-out liabilities at fair value on a recurring basis. Refer to Note 11, Fair Value Measurements, for details.

Segments

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker. Triller has determined that it has a single reportable segment. The CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Since its inception, the Company has invested significant resources in building and assembling the Triller platform for creators, who are individuals and corporate brands, by growing the platform organically and through various business acquisitions.

While disaggregated revenue information is reviewed when evaluating businesses to be acquired, once the acquisitions occur, the CEO reviews and makes operating decisions about allocating Triller’s resources solely based on financial data presented on a consolidated basis. This is because today, individuals are brands as much as corporate entities. Creators use the Triller platform to connect with other creators and consumers to drive awareness, engagement and monetization for brands. Brands engage the power of influencers, who are individuals, brands, celebrities and/or personalities, to be the storytellers for the brands. The Triller platform supports all creators in this ecosystem.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the consolidated statements of operations and comprehensive loss.

See Note 3, Business Combinations, for further details.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. The Company expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers which reduces revenues.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to talent and influencers for brand activations. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $9.8 million and $23.6 million for the years ended December 31, 2023 and 2022, respectively, excluding discontinued operations.

Sales Taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the consolidated balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets only to the extent it believes that these assets are more likely than not to be realized. The Company sets up valuation allowances against its gross deferred tax assets to the extent such deferred tax assets may not be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is estimated that the Company is able to realize a

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

benefit from deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes on the consolidated statement of operations and comprehensive loss.

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 12, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for LLC unit options and other LLC unit awards in accordance with ASC 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and Unit Options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 9, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period, in accordance with ASC 260-10, Earnings per Share. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit. Dilutive EPS is computed by dividing net income (loss) by the sum of the weighted average number of common stock outstanding, and the dilutive shares.

See Note 6, Net Loss per Unit, for additional information on dilutive securities.

Gains on Debt Extinguishment

Gains on debt extinguishment arise from agreements reached with the Company’s lenders to reduce the principal amount on outstanding debt. The amount of the gain is determined by the difference between the consideration exchanged and the amount of principal and interest that is relieved as stipulated by the agreement.

Prior Period Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the current year presentation.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company would be required to estimate all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard was adopted as of January 1, 2023. There was no material impact on the Company’s financial position or results of operations as result of the adoption.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The update will be effective for annual periods beginning after December 15, 2023. We are assessing the effect of this update on our consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. We are assessing the effect of this update on our consolidated financial statement disclosures.

NOTE 3 — BUSINESS COMBINATIONS

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout, with the obligation paid in May 2021.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021:

(in thousands)	Consideration
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943
Total purchase consideration	$86,686

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

Estimated Fair Value

Intangible assets	$16,000
Goodwill	70,686
Total assets acquired	86,686
Fair value of net assets acquired	$86,686

Acquired intangible assets consist of content, trademarks and tradename, and customer-related intangibles, valued at $14.2 million, $1.2 million, and $0.6 million, respectively. The Company amortizes these acquired intangible assets over 10 years. Content and customer-related intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, dynamics related to brand recognition, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce, know-how, future content, and future customers. The acquired intangibles and goodwill resulting from the Verzuz acquisition are not amortizable for tax purposes.

On February 25, 2022, the Company entered into a Settlement and Payment Agreement (“Amendment”) with Verzuz to settle the contingent cash and equity consideration provided in the original business combination agreement dated January 27, 2021. The Amendment resulted in the Company’s obligation to pay the former shareholders of Verzuz $30.0 million in cash, including $1.0 million per month over 10 months starting from April 1, 2022, and $25.0 million in equity by issuing 2,202,642 Class B Common Units. During the year ended December 31, 2022, the Company paid $2.0 million in cash and issued 2,202,642 Class B Units to former shareholders of Verzuz in relation to the Amendment.

On September 22, 2022, the parties entered into a Second Settlement and Payment Agreement (“Settlement Agreement”), pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company to the former owners of the Company’s subsidiary Verzuz LLC 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz.

The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“FITE TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021:

(in thousands)	Consideration
Cash consideration	$27,652
Equity consideration	23,738
Total purchase consideration	$51,390

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791
Total assets acquired	63,264
Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19
Total liabilities assumed	11,874
Fair value of net assets acquired	$51,390

Acquired intangible assets consist of developed technology, customer-related intangibles, and trademarks and tradenames valued at $18.4 million, $4.0 million and $2.8 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to assembled workforce, future content, know-how, and potential for future technology and customers. The acquired intangibles and goodwill resulting from the FITE TV acquisition are not amortizable for tax purposes.

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC (“Thuzio”), a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021:

(in thousands)	Consideration
Equity consideration	$23,913
Contingent consideration	6,384
Total purchase consideration	$30,297

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	11,100
Goodwill	21,529
Total assets acquired	33,727
Accounts payable and accrued expenses	802
Other current liabilities	2,423
Other liabilities	205
Total liabilities assumed	3,430
Fair value of net assets acquired	$30,297

Acquired intangible assets consist of customer-related intangibles, content library, trademarks and trade names, and developed technology valued at $7.2 million, $2.1 million, $1.3 million, and $0.5 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The customer-related intangible was valued using the income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The content library and internally developed technology intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce, know-how, and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Thuzio acquisition are not amortizable for tax purposes.

On January 31, 2022 and September 14, 2022, the Company settled the first and second tranche of the earn-out liability for $2.1 million and $4.3 million in equity by issuing 182,616 and 381,460 units of Class B Common Units, respectively.

Truverse, Inc. dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai (also referred to as Amplify), an artificial intelligence driven communication platform, for a total equity consideration of $92.5 million.

During the twelve months ended December 31, 2023, the Company adjusted the preliminary purchase price for Truverse, Inc by converting assumed liabilities to equity consideration and purchase price allocation based on updated fair values associated with accounts receivable.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$92,473
Total purchase consideration	$92,473

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable	768
Other current assets	126
Intangible assets	50,588
Other assets	3
Goodwill	53,424
Total assets acquired	105,842
Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,108
Other liabilities	765
Total liabilities assumed	13,369
Fair value of net assets acquired	$92,473

Acquired intangible assets consist of developed technology, trademarks and trade names, and customer-related intangibles valued at $47.3 million, $2.2 million, and $1.1 million, respectively. The Company amortized developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Truverse acquisition are not amortizable for tax purposes.

Bare Knuckle Fight Championship Acquisition

In February 2022, the Company entered into a binding letter of intent to acquire a 76% equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a company that hosts and promotes legal, sanctioned, and regulated combat sports events in the United States and abroad. On April 1, 2022, the Company entered into certain contractual arrangements with BKFC, including debt and operating agreements, which the Company determined to represent variable interests in BKFC. The Company further determined that BKFC qualified as a variable interest entity and the Company was the primary beneficiary of BKFC as of this date. This conclusion was based on the Company’s ability, through the variable interests, to direct the activities that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Accordingly, the results of BKFC are included in the consolidated financial statements of the Company as of April 1, 2022. On August 18, 2022 (“Acquisition date”), the Company acquired 76% equity interest in BKFC.

The consolidation guidance under ASC 810, Consolidation, stipulates that the initial consolidation of a variable interest entity should be accounted for as a business combination in accordance with the provisions in ASC 805, Business Combinations (“ASC 805”). Accordingly, the Company applied the requirements of ASC 805 and recorded the VIEs’ assets and liabilities at fair value as of April 1, 2022. Fair value of the equity consideration transferred was estimated as of April 1, 2022, and was revised on Acquisition date, the date the equity instruments were issued to the sellers of BKFC. No gain or loss was recognized in the consolidated net income or comprehensive income of the Company because of this change in the fair value estimate.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

The Company determined the fair value of the total consideration paid to be approximately $31.3 million, consisting of equity consideration of approximately $11.3 million and contingent consideration of approximately $6.6 million. The fair value of contingent consideration consists of equity consideration of $5.6 million and contingent consideration payable in cash of approximately $1.0 million, that is payable based on attainment of future revenue and subscriber milestones targets to be achieved over 12-month period ending May 2023. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of 76% equity interest in BKFC (in thousands):

Consideration
Cash consideration	$7,000
Promissory note and accrued interest	6,135
Equity consideration	11,335
Contingent consideration – cash	1,011
Contingent consideration – equity	5,654
Total purchase consideration	$31,135
Estimated Fair Value
Cash and cash equivalents	$2,249
Accounts receivable	646
Other current assets	25
Other assets	79
Intangible assets	18,151
Goodwill	23,844
Total assets acquired	44,994
Accounts payable and accrued expenses	355
Deferred revenue	452
Deferred tax liability	4,213
Total liabilities assumed	5,020
Noncontrolling interest	8,839
Fair value of net assets acquired	$31,135

Acquired intangible assets consist of trademarks and trade names, customer-related intangibles, and content library valued at $13.6 million, $1.6 million, and $3.4 million, respectively. The Company amortizes acquired intangibles over 10 years. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the BKFC acquisition are not amortizable for tax purposes.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

FanGage Acquisition

On November 8, 2022, the Company entered into an agreement to acquire FNG Holding B.V. (“FanGage”), which provides solutions for creators to engage with their communities to increase consumer interactions. The purchase price for FanGage was 2,941,770 units of the Company’s Class B Common Units for a total fair value of $20.8 million. The total consideration included an indemnification holdback of 441,265 units of Class B Common Units to be paid 18 months after the acquisition net of any claims.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of FanGage on November 8, 2022 (in thousands):

Consideration
Equity consideration	$17,718
Indemnification holdback unit consideration	3,127
Total purchase consideration	$20,845
Estimated Fair Value
Cash and cash equivalents	$23
Accounts receivable	18
Other current assets	21
Other assets	458
Intangible assets	8,400
Goodwill	13,640
Total assets acquired	22,560
Accounts payable and accrued expenses	262
Other current liabilities	23
Deferred tax liability	1,430
Total liabilities assumed	1,715
Fair value of net assets acquired	$20,845

Acquired intangible assets consist of developed technology, customer-related intangibles and trademarks and tradenames valued at $7.5 million, $0.2 million, and $0.7 million, respectively, which are amortized over a life of 5 years, 2 years and 10 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the FanGage acquisition are not amortizable for tax purposes.

Julius Acquisition

On November 11, 2022, the Company acquired JuliusWorks, Inc. (“Julius”), a leading influencer marketing software platform for approximately $10.7 million. The purchase price for Julius included 349,808 units of the Company’s Class B Common Units, indemnification holdback of 175,957 units of Class B Common Units and earnout consideration with a fair value of $7.0 million. The indemnification units are payable net of any claims 12 months from the acquisition closing date or December 11, 2022. The earnout consists of two measurement periods in which the sellers could earn

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

up to $8 million per measurement period for a total of $16 million based on Julius meeting revenue and cash flow targets in each of the measurement periods. The first and second measurement periods end on December 31, 2022 and December 31, 2023.

As part of the Julius acquisition, the Company granted key employees of Julius 88,000 restricted Class B Common Units. The fair value of the restricted Class B Common Units attributable to post-acquisition services will be recorded as additional stock-based compensation expense in the Company’s consolidated statements of operations over their remaining requisite service (vesting) periods.

The following table summarizes the purchase consideration and the purchase price allocation to the estimated fair values of the identifiable assets acquired and liabilities assumed on November 11, 2022, the date of acquisition (in thousands):

Consideration
Cash consideration	$2,479
Equity consideration – contingent	7,000
Indemnification holdback unit consideration	1,246
Total purchase consideration	$10,725
Estimated Fair Value
Cash and cash equivalents	$107
Accounts receivable	704
Other current assets	131
Other assets	62
Intangible assets	9,100
Goodwill	3,834
Total assets acquired	13,938
Accounts payable and accrued expenses	841
Deferred revenue	1,326
Long-term debt and other liabilities	1,046
Total liabilities assumed	3,213
Fair value of net assets acquired	$10,725

Acquired intangible assets consist of developed technology, customer-related intangibles, trademarks and tradenames and internally developed database valued at $5.6 million, $1.4 million, $0.7 million, and $1.4 million, respectively, which are amortized over a life of 5 years, 2 years, 10 years, and 2 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related and internally developed database intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Julius acquisition are not amortizable for tax purposes.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 3 — BUSINESS COMBINATIONS (cont.)

Transaction Costs

The Company incurred $2.5 million for the year ended December 31, 2022, in advisory, legal, accounting and management fees in conjunction with the business combinations, which are included in General and administrative expenses on the consolidated statements of operations and comprehensive loss. The Company did not incur transaction costs for the year ended December 31, 2023.

Unaudited Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, Verzuz LLC, Flipps Media, Inc., Thuzio LLC, Truverse, Inc., BKFC, FanGage and Julius on a pro forma basis, as though the companies had been combined as of the beginning of the earliest period presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2022 or of results that may occur in the future (in thousands). Pro forma financial information for the year ended December 31, 2023 is not presented as there were no acquisitions during the period.

Years Ended December 31, 2022

Summary Unaudited Pro Forma Combined Statement of Operations Data
Revenue	$53,558
Net loss	$(165,635)

NOTE 4 — REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue The Company derives its revenues from revenue-share and service fees generated (a) from Brands for brand sponsorships and advertising, (b) from media Brands for broadcasting or streaming of live events and (c) from consumers for live event ticket sales, digital pay-per-view sales, subscriptions and merchandise.

Brand Sponsorships and Advertising

Brand revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

Advertising Revenue:    The Company’s Technology Platform provides Brands a variety of advertising services including AI-powered conversations and the augmentation and execution of advertising campaigns. Advertising revenue is generated from advertisements, either displayed on a device-specific application, browser or as part of an event. Brand sponsorship revenue is generally recognized as advertisements are viewed, if on a device-specific application or browser or when events occur with participation of the sponsor. Revenue from brand sponsorship agreements for which consideration is variable based on number of impressions delivered over the contract term is recognized when the performance obligation is satisfied when the advertisement is displayed. Revenue from brand sponsorship agreements for which consideration is a fixed fee is recognized either on the date of the event when the advertisement is displayed, or allocated evenly to each event in a series of events over the applicable contractual service period as the advertisements are displayed, which is typically over a period of less than one year.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 4 — REVENUE (cont.)

Subscription fees:    The Company’s Technology Platform provides streaming services that acquires content licensing from various sport and entertainment franchises to provide a content rich environment for both subscription based and pay-per-view consumption both across a variety of platforms including mobile phones, tablets, PCs, streaming devices, set-top-boxes and connected TVs. Subscriptions for streaming services are through third party streaming service providers, examples include All Elite Wrestling (“AEW”) in the case of Triller TV. Revenue from streaming subscriptions is recognized ratably over the life of a subscription.

Event Pay-per-view Fees:    Unlike subscription fees, the Company’s Technology Platform, via its streaming service provides pay per-view services for premium content and events. Revenue from streaming pay-per-view events is recognized at the time the event airs.

Campaign fees:    As part of advertising campaign services, the Company provides campaign services that are integral to the advertising campaign. The Company’s Technology platform provides brand AI-powered advertising campaigns as well as branded AI-powered virtual assistants and chatbots to subscriber companies. The Revenue from the use of our technology platform consists of initial setup fees and monthly platform access fees, which are both recognized ratably over the life of the advertising campaign.

As part of advertising campaign services, the Company may receive pay per click transaction fees and pay per message fees for certain campaigns. Transaction fees are recognized in the month that consumers receive or interact with the advertised content.

SaaS fees:    The Company’s Technology Platform provides data, analytics and other marketing services to brands and advertising agencies with access to a database of profiled Brands and Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Our SaaS platform provides our customers a detailed dashboard to measure all creator driven marketing campaigns as well as a marketplace allowing e-commerce brands to automate the process of on-boarding creators with per-transaction incentives for enabling e-commerce transactions. Revenue from SaaS platform subscriptions is recognized ratably over the life of a subscription.

Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for subscription and pay-per-view programming, the Company evaluates whether the Company is the principal or agent in the arrangement. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. The Company has revenue-share arrangements where the Company is the principal, such as serving as the provider of content for subscription and pay-per-view programming. Revenue from continuing operations from revenue-share arrangements was $16.0 million and $19.0 million for the years ended December 31, 2023 and 2022, respectively. Costs associated with revenue-share arrangements are recognized as part of cost of revenue. For the years ended December 31, 2023 and 2022, cost of revenue paid to third parties amounted to $9.1 million and $9.6 million, respectively. The Company determined that it was the principal for all subscription and pay-per-view arrangements during the years ended December 31, 2023 and 2022; no revenue was recognized on an agent net basis for those periods.

Live Event Ticket Sales and Streaming “Consumer Revenue”

The Company’s live event revenues consist principally of (a) licensing fees from media rights to broadcast or stream the events, and (b) in-venue, pay-per-view, subscriptions, ticket sales and merchandise sales. For event-related media licensing contracts, the transaction price is either fixed for an event or a series of events, or variable based on the achievement of certain metrics, such as number of viewers. Revenue from media licensing contracts may be for a

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 4 — REVENUE (cont.)

single-event or for a series of events. Revenue from media licensing contracts for a series of events is allocated evenly over the number of events as those events provide substantially similar benefits to the customer. Media licensing revenue is recognized when the event has concluded as the performance obligation is satisfied, and variable revenue is determinable. Revenue from live event in-venue ticket sales is recognized on the date the event is completed when the performance obligation is satisfied, and variable revenue is determinable. Variable consideration for pay-per-view ticket sales are estimated and recognized when the event is aired based on initial estimates of pay-per-view ticket sales received from the third-party distributors, which are updated each reporting period based on the latest information available. Revenue from merchandise sales is recognized when the merchandise is sold at an event or based on the terms of the contract for merchandise licensing.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the years ended December 31, 2023 and 2022 were immaterial.

Disaggregation of Revenue

As discussed in Note 2 — Segments, the Triller platform supports all creators in the social media ecosystem. Economic factors impact all creators and users of the Triller platform, and by extension the Company’s revenue streams, in a similar manner.

In the following table, revenue is disaggregated by primary geographical market (in thousands):

	Year ended December 31,
Country/Region	2023	2022
United States	31,607	36,589
United Kingdom	4,008	4,194
Canada	1,403	1,504
Australia	1,084	1,789
Germany	572	517
Rest of Europe	1,520	1,461
Rest of Americas	511	517
Rest of Asia Pacific	746	1,007
Others	4,094	103
	45,545	47,681

In the following table, revenue is disaggregated by Brand and Consumer Revenue (in thousands):

		Brands Revenue
	Total	Brands for Brand Sponsorship and Advertising	Media Brands for Streaming of Live Events	Total Consumer Revenue
Year Ended December 31, 2023	45,545	28,045	—	17,500
Year Ended December 31, 2022	47,681	36,058	3,181	8,442

In the following table, revenue is disaggregated by Point In Time and Over Time Revenue (in thousands):

	Total	Point In Time	Over Time
Year Ended December 31, 2023	45,545	21,768	23,777
Year Ended December 31, 2022	47,681	28,788	18,893

____________

(1)      2022 revenue does not include discontinued operations as described in Note 1.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 4 — REVENUE (cont.)

Contract Balances

The following table provides information about contract assets and contract liabilities from Brand Sponsorships and Advertising, and Live Event Ticket Sales and Streaming contracts with customers (in thousands):

	December 31, 2023	December 31, 2022
Receivables, included in accounts receivable	$3,116	$2,922
Contract liabilities, included in other current liabilities	$6,159	$8,330

Receivables relate to brand sponsorship and advertising, and live event media licensing and ticket sales contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $0.2 million for the twelve-month period ended December 31, 2023 primarily due to increase in contracts and sponsorships of $22.5 million offset by net collections of $22.3 million.

The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivable is presented net of an allowance for doubtful accounts of $0.4 million and $0.2 million at December 31, 2023 and 2022, respectively. Accounts receivable are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible. The additional reserves and write-offs during the years ended December 31, 2023 and 2022 were immaterial to the financial statements.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the brand sponsorship and advertising and live event media licensing and ticket sales contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Brand Sponsorship and Advertising contracts are considered satisfied when each advertisement is shown. Brand Sponsorship and Advertising contracts tend to span 1 to 3 months from the time the Company enters into the contract with the customer to the time that the events take place and performance obligations are satisfied. Performance obligations related to the Live Event Ticket Sales and Streaming contracts are considered satisfied when each live event takes place. Live Event Ticket Sales and Streaming contracts tend to span 1 to 12 months from the time the Company enters into the contract with the customer to the time the events take place and performance obligations are satisfied. Accordingly, all contract liabilities are classified as current liabilities, and the Company does not have any contract costs classified as contract assets. As of December 31, 2023, the Company estimates that all of its contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities decreased by $2.2 million during the year ended December 31, 2023 due to $15.8 million payments received from customers prior to the satisfaction of performance obligations, offset by revenue recognized for events held and advertisements shown during the year of $18.0 million.

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the years ended December 31, 2023 and 2022, respectively.

NOTE 5 — MEMBERS’ EQUITY

Member’s equity

Classes of Units/Units Authorized

During the period of these financial statements, the Company was a limited liability company (See Note 1). The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company had seven classes of units. Six are capital interests designated as

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 5 — MEMBERS’ EQUITY (cont.)

Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, Series A-1 Preferred Units and Series AA-1 Preferred Units. The seventh is a class of profit interests designated as Service Provider Units (“SPUs”). On August 17, 2022, the Company had converted its former Class A common units to either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders) and began to issue preferred units.

The Company is authorized to issue 48,470,485 Series A-1 Preferred Units (subject to automatic increase with respect to antidilution adjustments and/or issuance of additional A-1 units as a result of warrants or convertible debt). The Company is authorized to issue an unlimited number of Series AA-1 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, and SPUs.

Voting Rights

Pursuant to the Company’s Operating Agreement, each Series A-1 and Class A Common Unit is entitled to one vote, each Class C-2 Common Unit has 10 votes and the Series AA-1 Preferred Units, Class B Common Units and Class C-1 Common Units are non-voting. The Operating Agreement also provides for certain special protective rights for the Series A-1 unit holders, such that certain corporate actions, as specified in the LLC Agreement, are prohibited without the affirmative vote or written consent of a majority-in-interest of the Series A-1 Preferred unit holders. The Board of Directors of the Company is comprised of seven directors.

General Distributions

Distributions will only be made in such amounts and at such times as determined by the Board of Directors in its sole and absolute discretion. Distributions, if declared by the Board, will be made (i) solely to the holders of Series A-1 Preferred Units until such time as their preferred unreturned capital value has been reduced to zero; and (ii) after the payment of all distributions required by clause (i), to all unit holders other than the holders of Series AA-1 Units, pro rata in accordance with their percentage interests; provided, however that each SPU structured as a profits interest will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).

Unless otherwise stated in a service agreement and/or any applicable SPU grant award, all SPUs are initially designated as unvested units. Unvested units (unless and until forfeited) are considered outstanding for all purposes, except that any distributions that otherwise would be made to unvested units are held back and not distributed to the service provider unless and until such unvested units become vested.

Distributions upon Liquidation or Deemed Liquidation

In the event of any voluntary or involuntary liquidation of the Company or Deemed Liquidation Event (defined below), the holders of Preferred Units are entitled to receive, prior to any payment to the holders of common units or SPUs, and in the following order of priority, the following amounts: (i) first, ratably to the holders of Series A-1 Preferred Units, an amount per unit equal to their preferred unreturned capital value; (ii) second, to the extent there remain any amounts available after the payments required by clause (i), ratably to the holders of Series AA-1 Preferred Units, an amount equal to the greater of (x) their preferred unreturned capital value and (y) such amount per unit as would have been payable had all Series AA-1 Preferred Units been common units at the time of such liquidation or Deemed Liquidation Event. Then, any remaining cash or property will be distributed among the holders of Series A-1 Preferred Units, common units, and SPU’s pro rata in accordance with their aggregate holdings, treated as a single class of units, except that (i) each SPU, as a profits interest, will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement). “Deemed Liquidation Events” as defined in the LLC Agreement include (i) mergers or consolidations in which the units outstanding prior to such merger or consolidation do not continue to represent at least a majority of the voting power of the equity securities of the surviving or resulting entity, or (ii) the sale or other disposition of all or substantially all the Company’s assets.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 5 — MEMBERS’ EQUITY (cont.)

A “Deemed Liquidation” redemption feature in an equity security could cause a forced redemption of units by the Company due to a factor that is outside of the Company’s control, thus resulting in the equity being classified in temporary or mezzanine equity. However, the Company’s “Deemed Liquidation” distribution clause falls into an exception from temporary equity classification because there would be a distribution to all of the Company’s classes of unitholders and each class of unitholders would receive the same form of consideration in the event of a “Deemed Liquidation”.

Other potential equity securities

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, “Warrants”). Refer to Note 7, Warrants, for further details on the Company’s Warrants. The Company has also issued convertible promissory notes payable that are convertible into equity units. Refer to Note 10, Debt, for further details on the Company’s convertible promissory notes payable.

In 2021, the Company authorized the creation of its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 117,531,510 Class B Common Units for future issuance upon the issuance and settlement of equity awards and the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company.

In January 2022, a shareholder elected to redeem approximately 0.9 million units of the redeemable Class B Common Units for $7.3 million in cash due from the Company. The redemption of the Triller units has not been affected as of December 31, 2023 and the units remain outstanding. Since the redeemed units were not paid as of December 31, 2023, $7.3 million is reflected on the consolidated financial statements within other current liabilities.

Future Unit Issuances

Antidilution

Certain of the Company’s agreements for business acquisitions and subscription agreements for the sale of common units include antidilution clauses that require the Company to issue additional LLC Units in certain circumstances, including in the event the Company issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. The counterparties to these agreements are existing unitholders. The economic impact of these antidilution clauses is analogous to that of antidilution adjustments to the conversion price of convertible instruments. Through December 31, 2023, certain financing transactions were executed that may give effect to the antidilution clauses in several contracts. However, to date, the Company has not issued any additional units pending further evaluation of whether all requisite criteria were met, discussions with the counterparties to the contracts, and approval by the Board of Directors. The number of additional LLC units that may be issued under these clauses is not yet known at this time.

2023 Activity

During the year ended December 31, 2023, the Company issued an aggregate of 2,616,268 Class B common units in satisfaction of its obligations under purchase agreements pertaining to the Company’s acquisitions of its Julius and BKFC subsidiaries.

NOTE 6 — NET LOSS PER UNIT

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 6 — NET LOSS PER UNIT (cont.)

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A, Class B, Class C-1 and Class C-2 Common Units share equally in net losses. The Company considered the Class A Common Units, Class B Common Units, Class C-1 and Class C-2 as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s losses, when and if they occur.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	(in thousands, except per unit amounts) Year Ended December 31, 2023
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders.	$(54,600)	$(144,272)	$(33,051)	(62,967)	$(294,890)
Weighted average units outstanding, basic and diluted	36,069	95,305	21,833	41,595	194,802
Net loss from continuing operations per unit basic and diluted	$(1.51)	$(1.51)	$(1.51)	$(1.51)	$(1.51)
	(in thousands, except per unit amounts) Year Ended December 31, 2022
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders.	$(184,582)	$(156,421)	$(15,856)	$(33,238)	$(390,097)
Weighted average units outstanding, basic and diluted	97,241	82,406	8,353	17,510	205,510
Net loss from continuing operations per unit basic and diluted	$(1.90)	$(1.90)	$(1.90)	$(1.90)	$(1.90)

For the years ended December 31, 2023 and 2022, the weighted average units outstanding includes 14,208,408 and 10,051,951 units, respectively, of warrants due to their low exercise price (less than $0.10).

A reconciliation of the numerator of the loss per common unit is as follows:

	Year Ended December 31,
Numerator	2023	2022
Net loss from continuing operation	$(298,957)	$(157,516)
Net loss attributable to non-controlling interest from continuing operations	(4,067)	(3,968)
Net loss attributable to Triller shareholders	(294,890)	(153,548)
Adjustments to numerator: Deemed distributions to unitholders	—	(209,964)
Change in fair value of warrants and long-term debt	—	(26,585)
Total adjustments to numerator	—	(236,549)
Adjusted net loss from continuing operation attributable to common unitholders	$(294,890)	$(390,097)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 6 — NET LOSS PER UNIT (cont.)

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from the calculation of diluted net loss per unit attributable to common unitholders for the years ended December 31, 2023 and 2022:

	(in thousands) Year Ended December 31,
	2023	2022
Options	10,808	11,450
Warrants	124,481	130,025
Convertible Notes (if-converted)	16,242	5,629
Total	151,531	147,104

Refer to the face of the consolidated statements of operations and comprehensive loss for basic and diluted net loss per unit for discontinued operations.

NOTE 7 — WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Change in fair value of warrants and long-term debt on the consolidated statements of operations and comprehensive loss.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 9, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 11, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 10,618,304 and 12,067,646 Class A Common Warrants are issued and

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 7 — WARRANTS (cont.)

outstanding as of December 31, 2023 and 2022, respectively, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of December 31, 2023. Of the total Class A Common Warrants that are outstanding as of December 31, 2023 and 2022, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability-classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense), net on the consolidated statements of operations and comprehensive loss. The remaining 6,430,000 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability classified Class A Common Warrants for the years ended December 31, 2023 and 2022 was as follows:

Class A Common Warrants
Outstanding at January 1, 2022	12,067,646
Issued	—
Outstanding at December 31, 2022	12,067,646
Forfeited	(1,449,342)
Outstanding at December 31, 2023	10,618,304

Class B Common Warrants

Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 123,677,697 and 121,374,574 Class B Common Warrants are issued and outstanding as of December 31, 2023 and 2022, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance.

Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of December 31, 2023, 4,037,689 Class B Warrants have been exercised in exchange for proceeds of approximately $12.6 million. Of the total Class B Common Warrants that are outstanding as of December 31, 2023 and 2022, 3,775,259 and 5,885,259, respectively, are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability-classified warrants were issued during 2020. The liability-classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The remaining Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 7 — WARRANTS (cont.)

A summary of both equity and liability-classified Class B Common Warrants for the years ended December 31, 2023 and 2022 was as follows:

Class B Common Warrants
Outstanding at January 1, 2022	128,788,933
Granted	3,616,660
Exercised	(1,325,735)
Forfeited	(9,705,284)
Outstanding at December 31, 2022	121,374,574
Granted	6,628,403
Exercised	(2,060,792)
Forfeited	(2,264,488)
Outstanding at December 31, 2023	123,677,697

Series A-1 Preferred Warrants

Series A-1 Preferred Warrants were issued on August 18, 2022 in connection with the issuance of a Senior Convertible Promissory Note. Refer to Note 10, Debt, for further information on the Series A-1 Preferred Warrants.

BKFC Warrants

In April and May 2023, the Company’s subsidiary, Bare Knuckle Fighting Championships, Inc. (“BKFC”), issued warrants to purchase 215,000 shares of common stock of BKFC as equity-based compensation to various service providers. Each warrant is exercisable in whole or in part at the election of the holder at an exercise price per share of $5.233 and expires on the fifth (5th) anniversary of its issuance date. Warrants to purchase BKFC shares have also been issued in connection with certain financing transactions. See Note 10, Debt, for further details related to these warrants for BKFC shares.

NOTE 8 — Operating Leases and Right of Use (ROU) Assets

The Company leases certain business facilities for corporate office purposes in California, Florida, Pennsylvania, and Bulgaria from third parties under non-cancelable leases, with terms exceeding one year, expiring at various dates through August 2025.

The components of lease cost, net for the years ended December 31, 2023 and 2022 were as follows (in thousands):

Lease Cost	For the year ended December 31, 2023	For the year ended December 31, 2022
(dollars in thousands)
Operating lease cost	$488	$1,732
Short-term lease cost	—	62
Variable lease cost	60	63
Total lease expense	$548	$1,857

Some property leases may contain variable payment terms that are linked to operating expenses such as common area maintenance (“CAM”). Variable payments are expensed as incurred.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 8 — Operating Leases and Right of Use (ROU) Assets (cont.)

Supplemental information related to operating leases is as follows:

Supplemental Information	As of December 31, 2023	As of December 31, 2022
(dollars in thousands)
Cash Paid for amounts included in measurement of lease obligations:
Operating cash flows used from operating leases	(335)	145
Year Ended December 31, 2023	Operating Lease
Weighted Average Remaining Lease Term (in years)	1.10
Weighted Average Incremental Borrowing Rate	4.61%
Year Ended December 31, 2022	Operating Lease
Weighted Average Remaining Lease Term (in years)	2.51
Weighted Average Incremental Borrowing Rate	8.95%

The maturity of the contractual undiscounted lease liabilities as of December 31, 2023 is as follows:

Lease Commitments Year Ended December 31, 2023	Operating Lease
(dollars in thousands)
2024	$250
2025	18
2026	—
2027	—
2028	—
Thereafter	—
Total undiscounted lease payments	268
Less: imputed interest	(7)
Total future minimum lease payments	261
Lease liability – current	243
Lease liability – long term	$18

As of December 31, 2023, the Company does not have any leases that have not yet commenced that create significant rights and obligations.

NOTE 9 — UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Members’ Equity, and Note 7, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units.

The Company has issued SPUs to brand ambassadors, social media influencers, various musicians and other parties who have provided services such as live performances to the Company and its affiliates. See Note 5, Members’ Equity, for a discussion of SPUs.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a first year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of December 31, 2023, there were 4,510,901 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the years ended December 31, 2023 and 2022:

Expected Term:    Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate:    The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield:    The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility:    As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the years ended December 31, 2023 and 2022 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2022	12,721,466	$1.00
Unvested at January 1, 2022	3,569,141	$2.61
Granted	1,000,000	$2.01
Vested	3,401,965	$1.34
Forfeited	—	—
Expired	—	—
Outstanding at December 31, 2022	13,721,466	$2.48
Unvested at December 31, 2022	1,167,176	$2.11
Granted	—	$—
Vested	167,176	$1.34
Forfeited	—	—
Expired	—	—
Outstanding at December 31, 2023	13,721,466	$2.11
Unvested at December 31, 2023	1,000,000	$2.01
Vested and expected to vest at December 31, 2023	12,721,466	$3.36

There is no unrecognized unit-based compensation expense as of December 31, 2023 related to SPUs.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the years ended December 31, 2023 and 2022 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	7,879,342	$1.21	7.32
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2022	7,879,342	$1.21	6.32
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	(1,449,342)	2.04	—
Outstanding at December 31, 2023	6,430,000	$1.02	5.42
Exercisable at December 31, 2023	6,430,000	$1.02	5.42
Vested and expected to vest at December 31, 2023	6,430,000	$1.02	5.42

This table excludes liability-classified warrants.

There is no unrecognized unit-based compensation expense as of December 31, 2023 related to Class A Common Warrants.

Class B Common Warrants

A summary of equity-classified Class B Common Warrant activity and related information for the years ended December 31, 2023 and 2022 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	122,903,674	$5.64	5.08
Granted	3,616,660	4.07	3.36
Exercised	(1,325,735)	2.04	7.75
Forfeited	(9,705,284)	2.40	7.75
Expired	—	—	—
Outstanding at December 31, 2022	115,489,315	$5.71	4.00
Granted	6,228,403	0.05	5.00
Exercised	(560,558)	1.32	3.88
Forfeited	(1,254,722)	6.26	—
Expired	—		—
Outstanding at December 31, 2023	119,902,438	$5.27	3.10
Exercisable at December 31, 2023	119,902,438	$5.27	3.10
Vested and expected to vest at December 31, 2023	119,902,438	$5.27	3.10

This table excludes liability-classified warrants.

As of December 31, 2023, total unrecognized unit-based compensation expense related to Class B Common Warrants is $0.3 million, which is expected to be recognized over a weighted-average period of 1.36 years.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

Unit Options (“Options”)

A summary of Option activity and related information for the years ended December 31, 2023 and 2022 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	8,870,105	—	—
Granted	5,375,087	$11.01	8.68
Exercised	(2,038,653)	2.96
Forfeited	—	—	—
Expired	—	—	—
Outstanding at December 31, 2022	12,206,539	$5.74	9.75
Granted	1,013,740	7.34	10.44
Exercised	—	—	—
Forfeited	(2,412,420)	8.40	6.02
Expired	—	—	—
Outstanding at December 31, 2023	10,807,859	$8.01	8.21
Exercisable at December 31, 2023	5,923,137	$6.97	7.68
Vested and expected to vest at December 31, 2023	5,923,137	$6.97	7.68

As of December 31, 2023, total unrecognized unit-based compensation expense related to Options is $11.0 million, which is expected to be recognized over a weighted-average period of 2.16 years.

Restricted Performance Units

In July 2022, the Company granted the Company’s CEO 4,961,248 restricted Common B Units, which are subject to both time based and performance based vesting conditions. The performance stock condition requires the Company to be publicly listed. To the extent any of the performance-based requirement is met, the Company’s CEO must also provide continued service to the Company through 180 days after the initial public listing to receive the Common B Units underlying the grant.

The fair value of the restricted Common B Units was $56.4 million, and have a grant date fair value per share of $11.37, which was estimated using an option pricing model in a hybrid framework. At December 31, 2023, the Company had unrecognized employee unit-based compensation expense of approximately $56.4 million, which is expected to be recognized over the 180 day period after achieving an initial public listing of securities.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

Compensation Expense

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2023 and 2022:

	Class B Common Warrants
	Year Ended December 31,
	2023	2022
Expected volatility	80.0%	60.0%
Expected term (years)	0.26	2.48
Expected dividend yield	0%	0%
Risk-free interest rate	4.88%	1.04%
Grant date fair value per unit	$7.0742	$6.194

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2023 and 2022:

	Options
	Year Ended December 31,
	2023	2022
Expected volatility	75%	60.0%
Expected term (years)	6.98	5.99
Expected dividend yield	0%	0%
Risk-free interest rate	3.86%	1.95%
Grant date fair value per unit	$5.0065	$6.3994

Total unit-based compensation cost was as follows (in thousands):

	Years Ended December 31,
	2023	2022
Cost of revenues	$1,027	$255
Research and development	866	7,358
Selling and marketing	1,138	1,914
General and administrative	3,003	4,518
Discontinued operations	—	8,948
Total unit-based compensation expense	$6,034	$22,993

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT

Debt is summarized as follows (in thousands):

	Outstanding principal December 31, 2023	Carrying value December 31, 2023	Carrying value December 31, 2022
Promissory notes(1)
Aryana Note(2)	$4,061	$4,347	$4,107
BASM Note(2)	731	892	742
Various related party notes(2)	1,321	1,358	1,562
Non-related party notes	3,488	3,488	8,261
	9,601	10,085	14,672
Convertible notes
Verzuz(2)(3)	37,000	41,758	37,128
BC Ticketing(3)	9,857	12,670	11,917
BRCR(3)	8,465	10,831	—
Capital Truth Convertible Notes(3)	23,710	29,147	—
Saberra Triller 1 LLC(2)(3)	715	862	—
Manole Capital(3)	1,812	1,812	—
Various related party notes(2)(3)	7,174	8,914	2,797
Various non-related party notes(3)	650	764	—
	89,383	106,758	51,842
Senior convertible notes
TFI Note(2)(3)	25,000	41,806	36,973
TFI December Note(2)(3)	10,323	16,200	2,431
	35,323	58,006	39,404
Other debt	2,355	2,355	2,516
Total Debt	136,662	177,204	108,434
Less: Current portion of long-term debt	(133,033)	(172,723)	(80,020)
Long-term Debt	$3,629	$4,481	$28,414

____________

(1)      Excluding PIK interest

(2)      Related-party note payable

(3)      Measured under fair value option

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1.6 million (the “PPP loan”), under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP loan provided for an interest rate of 1.00% per year and matured two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 which was enacted on June 5, 2020. The PPP Loan was subject to forgiveness to the extent proceeds of the loan were used for eligible expenditures. The PPP loan was permitted to be used for payroll costs, certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020. Under the terms of the CARES Act and the PPP Flexibility Act, the Company applied for forgiveness of the loan in July 2021. However, the Company has not yet received notification by the SBA that the debt is officially forgiven. Thus, the PPP loan is included in current portion of long-term debt on the accompanying consolidated balance sheets.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

Convertible Promissory Notes and Exchange for Preferred Units

On August 17, 2022, the entire principal balance and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory Notes in the aggregate principal amount of $29.7 million (the “Exchanged Notes”), as described below, were exchanged for 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 15, Related Party Transactions.

Beginning in November 2021, the Exchanged Notes had been issued as subordinated convertible promissory notes to certain investors. The aggregate principal amount outstanding under the Exchanged Notes was $29.7 million (of which $20.7 million was due to related parties, refer to Note 15, Related Party Transactions) as of the conversion date. Interest on the Exchanged Notes accrued at a rate of 7.5% per annum and was payable in Class B Common Units (“PIK Interest”), with the fair market value of such units determined by the Company’s Board of Directors and added to the outstanding principal amount of each note on each anniversary of the date of issuance. The Company was permitted to prepay the notes at par together with all accrued but unpaid interest at any time in cash.

The Exchanged Notes were convertible into Class B common units under various circumstances as defined in the original note agreements. The exchange for preferred units was not a condition of the Exchanged Notes’ original terms, but the exchange was agreed upon by the Company and the note holders on August 17, 2022 in connection with the adoption of an Amended and Restated LLC Agreement of the Company. The difference between the carrying value of the Exchanged Notes and the value of the preferred units was recorded in equity.

2022 Senior Convertible Note — Original Note

On August 18, 2022, a Senior Convertible Note with a principal amount of $25.0 million (“TFI Note”) was issued to Total Formation Inc. (“TFI”), which is a related party, in exchange for proceeds of $25.0 million. The TFI Note bears 15% annual interest and is payable on demand by TFI at any time on or after August 18, 2023 (“Maturity Date”). On August 18, 2023, the Company entered into Amendment No. 1 to the TFI Note, which extended the maturity date of the note to November 1, 2023. On November 28, 2023, the Company entered into Amendment No. 2 to the TFI Note, which extended the maturity date of the note to February 1, 2024. On March 26, 2024, the Company entered into Amendment No. 3 to the TFI Note, which extended the maturity to August 1, 2024. The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount, together with all accrued but unpaid interest, payable immediately.

The TFI Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000) (a “Subsequent Offering”). The Noteholder shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of this TFI Note then outstanding, together with all accrued interest on the portion of this TFI Note so prepaid.

In the event the Company consummates a sale of the Company prior to the Maturity Date, the Company shall repay the noteholder, in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full.

At any time while the TFI Note remains outstanding, at the option of TFI, all or any portion of the principal amount and interest may be converted into Series A-1 Preferred Units (the “Preferred Units”). The number of Preferred Units that the note will convert into is based upon the conversion price equal to, at the time of conversion, the lesser of (1) $8.3579, (2) the per-share or per-unit offer price to the public in connection with an underwritten initial public offering (“IPO”) of shares multiplied by 0.80, or if the Company (or its successor) completes a direct listing of

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

its securities (together with an IPO, the “IPO Transactions”) on a national securities exchange or marketplace, the average of the closing trading per-share or per unit price of such securities during the first 5 days of trading multiplied by 0.80, or (3) the per-unit price of any financing transaction in which Preferred Units are sold multiplied by 0.80 (the “Conversion Price”) and shall be determined by dividing the amount of then-outstanding principal that TFI desires to be converted, together with all accrued but unpaid interest on such amount, by the Conversion Price, and rounding the result to the nearest whole Preferred Unit. If the Company has consummated a restructuring wherein its Preferred Units have been converted into Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), at the option of TFI, the TFI Note may be converted into shares of Series A-1 Preferred Stock. The Preferred Units or shares of Series A-1 Preferred Stock (the “Conversion Securities”). The Conversion Price will be equitably adjusted in the event of any dividends or distributions, splits, reverse splits, mergers, reorganizations, or other similar actions and recapitalizations taken with respect the Conversion Securities.

In the event the Company at any time or from time to time after the date of the TFI Note, issues or becomes obligated to issue Class B Common Units to TFI and/or any of its affiliates, then and in each such event the Conversion Securities shall be deemed to include an additional number of Class B Common Units that TFI would have received if this Note have been converted into Series A-1 Preferred Units on the date of such issuance. Minimal debt issuance costs were incurred related to the TFI Note.

The TFI Note was valued at a fair value of $34.2 million as of its issuance date of August 18, 2022. As of December 31, 2023 and 2022, the TFI Note was reported at a fair value of $41.8 million and $37.0 million, respectively, and is included in Current portion of long-term debt on the consolidated balance sheets. For the years ended December 31, 2023 and 2022, the Company recognized a loss of approximately $4.1 million and gain of $12.0 million, respectively, on the change in fair value of the TFI Note, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statements of operations and comprehensive loss.

Concurrently with the issuance of the TFI Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $3.3 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 598,236 units or execute a net settlement for the incremental units if the fair value of a Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

On August 18, 2022, the Company also entered into a Share Conversion Agreement with TFI pursuant to which all Class A Common Units and Class B Common Units previously held by TFI were converted into 34,163,117 Series A-1 Preferred Units. This unit conversion transaction had an incremental fair value of $164.9 million and was accounted for as a deemed distribution to the Series A-1 Preferred unitholder. TFI was the sole holder of Series A-1 Preferred Units as of the transaction date of August 18, 2022.

Also, as part of the Share Conversion Agreement, the Company agreed that all Common Warrants to purchase Class B Common Units previously held by TFI were exchanged for a Preferred Warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. This warrant conversion transaction had an incremental fair value of $45.0 million and was also accounted for as a deemed distribution to the Series A-1 Preferred unitholder.

2022 Senior Convertible Note — December Note

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to TFI (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023. On August 18, 2023, the Company entered into Amendment No. 1 to the TFI December Note, which extended the maturity date of the note to November 1, 2023. On November 28, 2023, the Company entered into Amendment No. 2 to the TFI December Note, which extended the maturity date of the note to February 1, 2024. On March 26, 2024, the Company entered into Amendment No. 3 to the TFI December Note, which extended the maturity to August 1,

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

2024. As additional amounts are advanced by TFI to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by TFI to the Company. The TFI December Note was measured at its fair value on issuance date of December 31, 2022 at $2.4 million. As of December 31, 2023, the full amount of the Bridge Loan Advances had been received by the Company.

The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount of the TFI December Note, together with all accrued but unpaid interest, payable immediately. The TFI December Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000.00) (a “Subsequent Offering”). TFI shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of the TFI December Note then outstanding, together with all accrued interest on the portion of the note so prepaid. In the event the Company consummates a sale of the Company prior to August 18, 2023, the Company shall repay TFI in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI December Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full. Minimal debt issuance costs were incurred related to this TFI December Note.

The TFI December Note has the same conversion feature as the TFI Note.

As of December 31, 2023 and 2022, the TFI December Note was reported at a fair value of $16.2 million and $2.4 million, respectively, and is included in Current portion of long-term debt on the consolidated balance sheet. For the years ended December 31, 2023 and 2022, the Company recognized a loss of approximately $5.9 million and gain of $0.7 million, respectively, on the change in fair value of the TFI December Note, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statements of operations and comprehensive loss Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $2.0 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 239,295 units or execute a net settlement for the incremental units if the fair value of the Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties.

The Verzuz Notes bear interest at 3% per annum. Interest is payable in cash or by issuing additional units upon conversion of the notes, or upon repayment of the notes (at the Company’s option if no event of default has occurred). The Verzuz Notes may be prepaid in whole or in part at any time without penalty or premium. With respect to $27.0 million principal amount of the notes, the Company is required to make installment repayments of principal and accrued interest following the closing of each equity financing transaction for capital raising purposes, as defined in the note agreement (“Subsequent Financing”) that the Company consummates, in the amount of 12.5% each of the

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

net proceeds received by the Company in such Subsequent Financing (total of 25% of the net proceeds received). A minimum installment under this clause of $9.0 million is due and payable within twelve months of December 31, 2022, pursuant to a Settlement Agreement with the Verzuz members.

The Verzuz Notes and accrued interest are convertible into Class B Common Units at the holders’ option at any time. The conversion price per unit is the greater of 85% of the then-current fair market value of each unit, or a price floor. The price floor is the price per unit which correlates with a $2.0 billion valuation of the Company. The Verzuz Notes will automatically convert into Class B Common Units in the event of a change of control (as defined) at a conversion price equal to the greater of 85% of the unit value determined by the change of control event or the price floor, which is the price per unit which correlates with a $2.0 billion valuation of the Company.

If the Company fails to pay any principal or interest amount on a timely basis or there is an event of voluntary or involuntary insolvency or bankruptcy, an event of default will have occurred, and the holders of the Verzuz Notes may declare the notes immediately due and payable.

On August 18, 2023, the Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputed that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right. The claim was settled on February 16, 2024. Refer to Note 18, Subsequent events, for details.

As of December 31, 2023 and 2022, the Verzuz Notes are recorded at fair value of $41.8 million and $37.1 million, respectively, and is included in the Current portion of long-term debt and Long-term debt on the accompanying consolidated balance sheets. For the years ended December 31, 2023 and 2022, the Company recognized a loss on the change in fair value of the Verzuz Notes in the amount of approximately $4.8 million and $0.13 million, respectively, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statements of operations and comprehensive loss.

On February 16, 2024, the Company settled a portion of the outstanding Verzuz Notes with Verzuz members. Refer to Note 16, Commitments and Contingencies and Note 18, Subsequent Events for further details.

BRCR Notes

During 2022, the Company entered into several promissory notes with unaffiliated party in the aggregate amount of $7.5 million (together, the “BRCR Promissory Note”). Under the terms of the BRCR Promissory Note, the note contained a 20% finance charge and bore simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week and were payable upon demand by the holder at any time after the twenty (20)-day anniversary of their respective issuance dates.

On January 24, 2023, the BRCR Promissory Note was extinguished by the issuance of several unsecured convertible promissory notes with an aggregate principal balance of $8.5 million (the “BRCR Convertible Note”) issued to BRCR Consulting, Inc. (“BRCR”) under the Amendment and Consolidation of Loans Agreement dated January 24, 2023 (the “Consolidated Loan Agreement”). The extinguishment of the promissory note on January 24, 2023 in exchange for the convertible notes and warrants was at the carrying value of the existing BRCR Promissory Note, resulting in no gain or loss on extinguishment or fair value adjustment.

The BRCR Convertible Note bears interest at 7.5% per annum and is payable on demand at any time after the date of issue. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount of this note, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to this note.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

As of December 31, 2023, the BRCR Convertible Note is recorded at fair value of $10.8 million and is included in current debt on the consolidated balance sheet. For the year ended December 31, 2023, the Company recognized a loss on the change in fair value of the BRCR Notes of approximately $2.4 million which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statements of operations and comprehensive loss.

Concurrently with the issuance of the BRCR Convertible Note, the Company issued 1,193,869 Class B Common Unit warrants at an exercise price per unit of $0.01 to the underlying note holders as partial consideration for their investment. These warrants have not yet been exercised.

Capital Truth Convertible Notes

During 2023, the Company issued several Unsecured Convertible Promissory Notes with Capital Truth Holdings, Ltd. (“Capital Truth Convertible Notes”) for up to $30.0 million with a maturity date at the request of the holder on or after the 180-day anniversary of the date of issuance. The Notes bear simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the Notes are paid in full or converted. At any time while these Notes remain outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest, into Class B common units of the Company. The Notes automatically convert into class B common units of the Company in the event of a subsequent equity financing, direct listing or change of control. The Capital Truth Convertible Notes are subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note. As of December 31, 2023, the Company has received $23.7 million under the Notes.

As of December 31, 2023, the Capital Truth Convertible Notes are recorded at a fair value of $29.1 million and are included in Current portion of long-term debt on the consolidated balance sheet. For the year ended December 31, 2023, the Company recognized a loss on the change in fair value of the Capital Truth Convertible Notes of approximately $5.4 million, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statement of operations and comprehensive loss.

In connection with the Capital Truth Convertible Notes, the Company issued 3.0 million Class B common units to Capital Truth Holdings, Ltd. on October 21, 2023, which represents a cost of financing associated with incremental convertible note financing based on fair market value. The Company amended and extended the original Convertible Note agreement with Capital Truth by extending the maturity date and increasing the overall facility size from $20.0 million to $30.0 million.

BKFC Convertible Notes

During April and May 2023, BKFC entered into several convertible notes with unaffiliated parties in the aggregate amount of $5.1 million (together, the “BKFC Notes”). The BKFC Notes bear interest at 12% per annum and mature in August 2023. BKFC may prepay any amount owed under the notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under the notes when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to these notes.

During the year ended December 31, 2023, partial cash payment of $0.1 million was made, and $5.2 million of the BKFC Notes were converted into 987,570 shares of BKFC common stock using a conversion price of $5.23, leaving no principal amount outstanding under the BKFC Notes as of December 31, 2023.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

Concurrently with the issuance of the BKFC Notes, BKFC issued 555,500 BKFC Warrants at an exercise price per unit of $5.23 and 141,000 Company Class B Common Unit Warrants at an exercise price of $0.01 to the underlying note holders as partial consideration for their investment.

Various Related Party Convertible Notes

During the fourth quarter of 2022, various unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.7 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of December 31, 2023 and 2022, these notes were recorded at a fair value of $3.3 and $2.8 million, respectively, and are included in Current portion of long-term debt on the consolidated balance sheet. For the years ended December 31, 2023 and 2022, the Company recognized a loss on the change in fair value of such notes of approximately $0.5 million and $0.2 million, respectively, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statements of operations and comprehensive loss.

During 2023, various unsecured subordinated convertible notes with an aggregate principal amount of $4.5 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $4.5 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of December 31, 2023, these notes are recorded at a fair value of $5.6 million and are included within Current portion of long-term debt and long-term debt on the consolidated balance sheet. For the year ended December 31, 2023, the Company recognized a loss on the change in fair value of such notes of approximately $1.1 million, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statement of operations and comprehensive loss.

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the notes and as partial consideration for the noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 448,051 Class B Common Units at an exercise price per unit of $0.01 to the various noteholders. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

BC Ticketing Settlement and Convertible Note

The Company and BC Ticketing, LLC (“BCT”) previously entered into an arrangement that resulted in a dispute regarding the services provided by BCT pursuant to the prior arrangement and the payments and amounts owed by the Company in respect thereof (the “Dispute”). On March 31, 2023, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement.

As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of $0.01 per unit.

This BC Ticketing Note bears 7.5% annual interest and matured on September 30, 2023. The BC Ticketing Note is due on demand as of December 31, 2023. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount when due, or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and BCT will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to this note.

The BC Ticketing Note and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at BCT’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. The BC Ticketing Note will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, the BC Ticketing Note will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing). Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the BC Ticketing Note and as partial consideration for BCT’s investment, the Company issued to BCT a Class B Warrant to purchase 1,390,207 Class B Common Units at an exercise price per unit of $0.01. BCT may choose to purchase Class B Common Units at a fixed exercise price of $0.01 per unit or at a specified net settlement formula to the extent that the fair value of a Class B Unit exceeds the $0.01 exercise price.

As of December 31, 2023 and 2022, the fair value of the BC Ticketing Note was $12.7 million $11.9 million, respectively, and is included in Current portion of long-term debt on the accompanying consolidated balance sheets. For the years ended December 31, 2023, and 2022, the Company recognized a loss on the change in fair value of the BC Ticketing Note of $0.8 million and $2.1 million, respectively, which is included in Change in fair value of warrants and long-term debt within Other income (expense) on the accompanying consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

Sabeera Convertible Note

In December 2023, the Company received $0.7 million in advances from Sabeera Triller I LLC, and issued a convertible note in the sum of $0.7 million (the “Sabeera Convertible Note”) and 100,846 warrants to purchase shares of the Company’s Class B common stock at an exercise price of $0.01 per share (which will be converted into 100,754 shares of the Company’s Class A common stock following the consummation of the Reorganization). Refer to Note 17, Related Party Transactions, for further details. As of December 31, 2023, the Sabeera Convertible Note was recorded at a fair value of $0.9 million and is included within Current portion of long-term debt on the consolidated balance sheets. For the year ended December 31, 2023, the Company recognized a loss on the change in fair value of the Sabeera Convertible Note of approximately $0.1 million, which is included in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying consolidated statement of operations and comprehensive loss.

Manole Convertible Note

On December 1, 2023, Manole Fintech agreed to cancel and replace an existing promissory note (see Manole Note) with a convertible note in the principal amount of $1.8 million (the “Manole Convertible Note”) and a maturity date of June 30, 2024. As of December 31, 2023, the Manole Convertible Note is reported at fair value of $1.8 million and is included within Current portion of long-term debt on the consolidated balance sheets.

Promissory Notes

Related Party Promissory Notes

Prior to October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $3.9 million to various related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. During the years ended December 31, 2023 and 2022, repayments made on these related party promissory notes totaled $2.6 and $2.4 million, respectively. As of December 31, 2023, and 2022, the aggregate carrying value of these related party notes, including accrued interest, was $1.4 million and $1.6 million, respectively.

Aryana Note

On October 21, 2022, a promissory note with a principal amount of $4.0 million was issued to the Aryana Health Care Foundation, which is a related party (“Aryana Note”). The Aryana Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issuance. As of December 31, 2023, and 2022, the carrying value of the Aryana Note, net of debt premium, was $4.3 million and $4.1 million, respectively.

BASM Note

On December 5, 2022, an unsecured subordinated promissory note with a principal amount of $2.5 million was issued to BASM, which is a related party (“BASM Note”). The BASM Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issue. Concurrently with the issuance of the note and as partial consideration for noteholder’s investment, the Company issued Common Warrants to purchase an aggregate of 1,410,436 Class B Common Units at an exercise price per unit of $0.01. The Common Warrant Holder can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price. Upon issuance, the proceeds of the note received by the Company of $2.5 million was allocated between the value of the BASM Note and the warrants issued concurrently on the basis of each instrument’s fair value. The value allocated to the Common Warrants on issuance date was $2.0 million and the value allocated to the BASM Note was $0.5 million. As of December 31, 2023, and 2022, the carrying value of the BASM Note, net of debt discount, was $0.9 million and $0.7 million, respectively.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

BKFC Promissory Notes

During 2023, the Company’s subsidiary, BKFC, entered into several promissory notes with unaffiliated parties in the aggregate principal amount of $2.4 million. These BKFC notes bear interest at 20% per annum and mature in December 2023. BKFC may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. Repayments totaling $1.5 million were made on these promissory notes during 2023. As December 31, 2023, the carrying value of the remaining notes was approximately $0.9 million.

Manole Note

On August 4, 2023, the Company entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note carries an annual rate of interest of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”) and David Feldman, Sr (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh (‘RK”) pursuant to which RK has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, the Company issued warrants to purchase 75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of common stock of Triller at an exercise price of $0.01 per share. On December 1, 2023, Manole Fintech agreed to cancel and replace the remaining balance on the Manole Note with a convertible note for $1.8 million (see Manole Convertible Note). As of December 31, 2023, no amounts were due under the Manole Note.

Allrem Note

On October 9, 2023, the Company executed a $2.5 million promissory note in favor of Allrem BK Investors, LLC (the “Allrem Note”). The Allrem Note carries an annual rate of interest of 20% and matured on December 28, 2023. On February 14, 2024, the Company and Allrem BK Investors, LLC agreed to extend the maturity date of the Allrem Note to March 31, 2024. On February 14, 2024, the Company and Allrem BK Investors, LLC agreed to extend the maturity date of the Allrem Note to June 30, 2024. Proceeds raised from the Allrem Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Allrem Note was secured by 834,000 shares in BKFC held by Triller. In consideration of Allrem’s agreement to lend the principal amount of the note to Triller, (i) BKFC will issue to lender or its nominee a warrant which will be exercisable for 5 years to purchase 150,000 shares of Class A common stock of BKFC at an exercise price equal to $7.00 per share and (ii) Triller will issue to Allrem or its nominee a warrant to purchase 150,000 shares of Class A common stock of Triller at an exercise price equal to $0.01 per share. As of December 31, 2023, approximately $2.5 million was due under the Allrem Note.

Five-year maturities

As of December 31, 2023, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in thousands):

2024	$133,033
2025	—
2026	—
2027	2,080
2028	1,549
Thereafter	—
Total	$136,662

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 10 — DEBT (cont.)

For the years ended December 31, 2023 and 2022 the Company’s interest expense on debt obligations was $5.1 million and $4.6 million, respectively. For the years ended December 31, 2023 and 2022 the Company incurred a loss on debt extinguishments of $0.4 and $20.8 million, respectively, which is included in Interest expense on the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2023, the Company incurred $29.3 in financing costs through the issuance of 3,000,000 Class B common units to Capital Truth in connection with the increase in the Capital Truth debt facility, which is included in Interest expense on the consolidated statements of operations and comprehensive loss.

NOTE 11 — FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•        Cash and cash equivalents — The carrying amount reported on the consolidated balance sheets approximates fair value.

•        Accounts receivable — The carrying amount reported on the consolidated balance sheets approximates fair value.

•        Accounts payable and accrued expenses — The carrying amount reported on the consolidated balance sheets approximates fair value.

•        Warrants — Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•        Contingent earn-out liabilities — Fair value is estimated using a probability-weighted analysis, the time until each of the earn-out payments are paid out, and an appropriate discount rate.

•        Convertible Notes payable carried under the fair value option — Fair value is estimated using a Scenario Based Analysis simulation of the present value of each instrument’s cash flows.

Assets and liabilities measured at fair value are classified into the following categories:

•        Level 1:    Quoted market prices in active markets for identical assets or liabilities.

•        Level 2:    Observable market-based inputs or unobservable inputs that are corroborated by market data.

•        Level 3:    Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial liabilities as of December 31, 2023 and 2022 that are measured at fair value on a recurring basis during the period (in thousands):

	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$40,978	$—	$—	$40,978
Convertible Notes payable for which the fair value option has been elected	164,764	—	—	164,764
Contingent earn-out liabilities	9,373	—	—	9,373
Total liabilities	$215,115	$—	$—	$215,115

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$57,032	$—	$—	$57,032
Convertible Notes payable for which the fair value option has been elected	91,247	—	—	91,247
Contingent earn-out liabilities	16,991	—	—	16,991
Total liabilities	$165,270	$—	$—	$165,270

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are valued using Level 1 inputs while warrant liabilities, convertible notes payable for which the fair value option has been elected, and earnout liabilities are valued using Level 3 inputs. As discussed in Note 7, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815. For the year ended December 31, 2023, the Company recorded a loss on the change in fair value of warrant liabilities of $5.5 million and $10.5 million related to a cashless exercise of liability warrants whereby 1,500,234 Class B common units were issued. For the year ended December 31, 2022, the Company recorded a gain on the change in fair value of warrant liabilities of $39.6 million. These amounts are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

The estimated fair value of each common warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2023 and 2022:

	2023	2022
Expected term (years)	0.42 – 6.89	1.42 – 7.89
Risk-free interest rate	3.84% – 5.33%	3.92% – 4.57%

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2023 and 2022 (in thousands):

	Warrant liability	Convertible Notes payable	Contingent earn-out liability
Balance as of December 31, 2021	96,585	—	59,568
Additions(1)	—	109,518	18,038
Settlement(2)	—	(30,082)	(61,409)
Fair value measurement adjustments	(39,553)	11,811	794
Balance as of December 31, 2022	57,032	91,247	16,991
Additions	—	53,756	—
Settlements(3)(4)	—	(5,268)	(18,622)
Exercise of warrants	(10,564)	—	—
Fair value measurement adjustments	(5,490)	25,029	11,004
Balance as of December 31, 2023	$40,978	$164,764	$9,373

____________

(1)      Additions to contingent earn-out liability in 2022 include $6.7 million, $8.2 million, and $3.1 million related to the acquisitions of Bare Knuckle Fighting Championships, Inc., Julius, and Fangage respectively. Refer to Note 3, Business Combinations, for details.

(2)      Includes the settlement of the contingent earn-out liability of $55.0 million in the form of cash and equity related to the Verzuz acquisition and the payment of earn-out liability of $6.4 million in the form of equity related to the acquisition of Thuzio, LLC. On September 22, 2022, the Company and the former owners of the Company’s subsidiary Verzuz LLC entered into a Second Settlement and Payment Agreement, pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company of 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz. Refer to Note 3, Business Combinations, for details.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

(3)      During the year ended December 31, 2023, partial cash payment of $0.1 million was made, and $5.2 million of the BKFC Notes were converted into 987,570 shares of BKFC common stock using a conversion price of $5.23, leaving no principal amount outstanding under the BKFC Notes as of December 31, 2023. Refer to Note 10, Debt, for details.

(4)      Includes the settlement of the contingent earn-out liability of $18.4 million in the form of equity related to the Julius acquisition and the payment of earn-out liability of $0.2 million in the form of cash related to the acquisition of BKFC.

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). For the years ended December 31, 2023 and 2022, the total change in fair value of the Company’s contingent earn-out liability was $11.0 million and $1.8 million, respectively, which is included in Contingent consideration expense in the accompanying consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework. The resulting amounts are then discounted to present value.

As of December 31, 2022, there were several contingent earn-out liabilities that were valued using the respective expected payment terms ranging from 0.64 to 1.2 years, discount rates ranging from 10.0% to 13.6%, and the fair value per Class B Common Unit of Triller was estimated to be $7.04. As of December 31, 2023, the remaining contingent earn-out liabilities were expected to be paid in full within 0.5 years and have been fully accrued as of December 31, 2023.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in General and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

The total $9.4 million and $17.0 million of contingent earn-out liability as of December 31, 2023 and 2022, respectively, is included in Earn-out liability, current in the accompanying consolidated balance sheets.

Beginning in 2022, certain of the Company’s senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within other income (expense) in the 2022 statement of operations and comprehensive loss. The Company classifies its senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

The estimated fair value of the senior convertible notes and the convertible promissory notes as of December 31, 2023 was computed using a Scenario Based Analysis simulation of the present value of its cash flows using the assumptions shown below. A net loss from fair value movements of $19.7 million for the year ended December 31, 2023 and $13.0 million for the year ended December 31, 2022 are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The significant inputs in the valuation models (for the scenario with a 90% probability) as of December 31, 2023 are as follows:

Inputs	Senior Convertible Notes	Convertible Promissory Notes
Valuation method	Scenario based analysis	Scenario based analysis
Conversion price	$7.93	$5.59 – $5.94
Fair value of conversion units	$9.37	$6.99
Expected term (years)	0.37	0.28 – 0.37
Volatility	65% – 70%	60%
Discount rate	20%	20%
Risk free rate	5.33%	5.33%

NOTE 12 — INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

Income (loss) from continuing operations before income taxes is comprised as follows:

	Year ended December 31,
	2023	2022
Domestic	$(304,447)	$(162,264)
Foreign	(11,086)	(1,440)
Total	$(315,533)	$(163,704)

Income (loss) from discontinued operations before income taxes is comprised as follows:

	Year ended December 31,
	2023	2022
Domestic	$200	$(38,078)
Foreign	—	—
Total	$200	$(38,078)

The components of income tax (benefit) expense were as follows (in thousands):

	Year ended December 31,
	2023	2022
Current:
Federal	$224	$60
State	—	—
Foreign	—	27
Total current income tax expense	224	87
Deferred:
Federal	(12,429)	(4,668)
State and Local	(3,402)	(1,400)
Foreign	(969)	(207)
Total deferred income tax benefit	16,800	(6,275)
Income tax benefit, net	$(16,576)	$(6,188)

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 12 — INCOME TAXES (cont.)

The following is a reconciliation of the United States statutory federal income tax rate to the effective tax rate:

	Year ended December 31,
	2023	2022
Tax benefit (expense) computed at the federal statutory rate	21.0%	21.0%
State tax benefit (expense), net of federal benefit	2.5	5.1
Nontaxable pass-through income	(3.4)	(0.4)
Legal settlement	(4.7)	—
Unit-based compensation	(0.8)	(3.3)
Warrant	(0.4)	4.0
Other	(0.1)	0.0
Deferred true ups	(0.3)	1.8
Valuation allowance	(8.5)	(24.9)
Income tax benefit	5.3%	3.3%

The significant components of net deferred tax balances were as follows (in thousands):

	Year ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforward	$114,144	$101,893
Right of Use Asset	71	1,158
Other	27,077	14,508
Unit-based compensation	138,216	137,535
Total deferred tax assets	279,508	255,094
Deferred tax liabilities:
Intangibles	(3,864)	(21,888)
Right of Use Liability	(119)	(1,196)
Other	16	(24)
Total deferred tax liabilities	(3,967)	(23,108)
Net deferred tax balance before valuation allowance	275,541	231,986
Valuation allowance	(273,377)	(246,622)
Net deferred taxes	$2,164	$(14,636)

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred by the Company over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2023, a valuation allowance of $273.4 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

In 2023, the total valuation allowance for the Company increased by $26.8 million primarily related to increases in net operating losses and impairment losses for which it is more likely than not that the benefits of these items will not be realized as well as maintaining a valuation allowance attributable to Triller’s deferred tax assets that existed upon acquisition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 12 — INCOME TAXES (cont.)

income. The estimation of future taxable income and our ability to utilize deferred tax assets can significantly change based on future events, including our determination as to feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes. In 2022, the total valuation allowance for the Company increased by $50.0 million primarily related to increases in net operating losses (“NOLs”) for which it is more likely than not that the benefits of these items will not be realized, as well as maintaining a valuation allowance attributable to Triller’s deferred tax assets that existed upon acquisition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The estimation of future taxable income and the Company’s ability to utilize deferred tax assets can significantly change based on future events, including management’s determination as to feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

The Company has estimated U.S. net operating loss carryforwards totaling $435.7 million as of December 31, 2023. Utilization of its net operating losses may be subject to limitations upon certain ownership changes as provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. As of December 31, 2023, non-U.S. net operating loss carryforwards amounted to approximately $5.4 million. Such non-U.S. net operating loss carryforwards can be carried forward indefinitely. Sections 382 and 383 of the Code subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined in the Code. The Company may be subject to the net operating loss utilization provision of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code, it is likely that the utilization of its NOLs will be limited. The Company has not performed an analysis under Section 382 of the Code for the net operating losses of any of its corporate subsidiaries.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) amended Section 174 to require capitalization of all research and experimental (“R&E”) costs incurred in tax years beginning after December 31, 2022. These costs are required to be amortized over five years if the R&E activities are performed in the U.S., or over 15 years if the activities were performed outside the U.S. The Company capitalized approximately $3.1 million of R&E expenses incurred as of December 31, 2023.

The Company recognizes the tax benefit from an uncertain tax position only if is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company’s policy is to recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. There were no unrecognized tax benefits as of December 31, 2023 and 2022, respectively.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2023, the Company’s federal and state income tax returns for the years 2018 through 2023 remain open and are subject to examination.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

		December 31, 2023
	Cost	Accumulated Amortization	Impairment	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$38,813	$52,375	$—	—
Trademarks and trade names	23,000	4,521	6,410	12,069	8.17
Customer-related intangible	16,075	4,150	10,218	1,707	7.96
Content	19,700	5,207	1,645	12,848	7.07
Capitalized Software	25,771	12,278	13,237	256	1.86
Total	$175,734	$64,969	$83,885	$26,880	7.57
	December 31, 2022
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$21,211	$69,977	3.33
Trademarks and trade names	23,000	2,215	20,785	8.77
Customer-related intangible	16,075	1,894	14,181	7.04
Content	19,700	3,237	16,463	8.72
Capitalized Software	22,235	7,316	14,920	3.97
Other	603	—	603	4.83
Total	$172,802	$35,872	$136,929	5.67

Amortization expense relating to the Company’s intangible assets was approximately $29.1 million and $25.2 million for the years ended December 31, 2023 and 2022, respectively.

During the fourth quarter of fiscal 2023, the Company identified triggering events for impairment primarily attributable to relatively short remaining useful lives attributed to the intangible assets and reduced cash flows expected to be generated by the business particularly in the short term. Market conditions and company-specific factors have resulted in extended time to obtain financing and achieve IPO, which constrained the ability of the business to materialize expected profits and cash flows and resulted in generating significant losses until additional investments are made. Additionally, the Company was involved in ongoing litigations.

For the reasons discussed above, for the Company’s identifiable intangible assets subject to amortization, management believed there were unfavorable changes to assumptions and factors that occurred during fiscal 2023 that would indicate impairment. The estimated undiscounted future cash flows attributable to the amortizable intangibles are projected to be less than the carrying values for developed technology, trademarks and tradenames and customer-related intangibles. Therefore, the Company updated the fair values for identifiable intangibles using the income approach as of December 31, 2023. The Company compared the fair values to their carrying values, which resulted in aggregate impairment losses of $83.9 million during the year ended December 31, 2023.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS (cont.)

The following is a summary the Company’s goodwill activity for the years ended December 31, 2023 and 2022 (in thousands):

Balance as of January 1, 2022	$189,580
Goodwill acquired	39,824
Goodwill impairment	—
Purchase accounting adjustments	2,091
Balance as of December 31, 2022	$231,495
Goodwill acquired	—
Goodwill impairment	—
Purchase accounting adjustments	2,617
Balance as of December 31, 2023	$234,112

The Company performed its annual impairment test of goodwill in the fourth quarter of fiscal 2023 and 2022. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2024	$9,915
2025	3,558
2026	3,469
2027	3,456
2028	3,456
Thereafter	3,027
Total amortization expense	$26,880

NOTE 14 — OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31, 2023 and 2022 (in thousands):

	2023	2022
Other current assets:
Prepaid expenses and other	$1,282	$692
Deposits	5	15
	$1,287	$707

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 15 — OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31, 2023 and 2022 (in thousands):

	2023	2022
Other current liabilities
Litigation and settlement accruals	$18,129	$10,900
Redemption payable	7,298	7,298
Advance from acquisition	465	3,000
Deferred revenue	3,421	3,163
In-app credits	2,738	5,167
Short-term loan	4,658	—
Other	834	411
	$37,543	$29,939

Short-Term Loan

On July 19, 2023, the Company entered into a Commercial Note agreement pursuant to which the Company borrowed $1.0 million from a lender and received gross proceeds in the amount of $0.9 million. The loan provides for repayment in 20 weekly installments and carries $0.5 million in total interest expense provided all payments are timely made. Triller Inc. is a Guarantor to the Commercial Note agreement.

On August 8, 2023, we entered into a separate Commercial Note agreement (“August Commercial Note”) with the same lender pursuant to which we borrowed $1.5 million and received gross proceeds of $1.4 million. Unless prepaid earlier, this loan is to be repaid in 20 equal weekly installments with the final installment to be 20 weeks from the date of the agreement and carries $0.7 million in total interest expense provided all payments are timely made. The loan is guaranteed by us. The terms of the August Commercial Note also require us to issue warrants to the lender in an amount equal to $0.3 million based on either a 409a valuation or the price of our Series A common stock following a public listing.

On September 19, 2023, we amended the August Commercial Note and borrowed an additional $0.6 million thereon. The amended terms provide that the August Commercial Note is to be repaid in 16 equal weekly installments with the final installment to be 16 weeks from the date of this amendment and carries $0.7 million in total interest expense provided all payments are timely made.

On October 12, 2023, the Company entered into a new Commercial Note agreement (“October Commercial Note”) with a previous lender and borrowed an additional $0.7 million. The October Commercial Note modified and consolidated two existing July and August 2023 Commercial Notes into a new note agreement with a face value of $4.0 million. Unless prepaid earlier, the October Commercial Note is to be repaid in 18 equal weekly installments from the date of the agreement and carries $0.7 million in total interest expense provided all payments are made timely. The loan is guaranteed by Triller Hold Co LLC. As of December 31, 2023, $4.7 million was due under the Commercial Note Agreements, which is included in other current liabilities on the accompanying balance sheet.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Contractual Commitments

The Company has non-cancelable contractual agreements related to music licensing and other obligations related to the use of copyrighted music.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 16 — COMMITMENTS AND CONTINGENCIES (cont.)

The future minimum contractual commitments including commitments less than one year, as of December 31, 2023 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2024	$2,900
2025	—
2026	—
2027	—
2028	—
Thereafter	—
Total commitments	$2,900

Legal Matters and Other Contingencies

From time to time, the Company is party to various claims and legal proceedings incident to the operation of its business. For example, the Company is currently involved in proceedings brought by music companies relating to the payment of royalties for music used on its platform, employment and related matters, consumer class actions and suits alleging, among other things, violations of state consumer protection or privacy laws, and contractual disputes over representations and warranties and post-closing obligations associated with business acquisitions.

In addition, third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to intellectual property disputes, including patent infringement claims, and management expects that it will continue to be subject to intellectual property infringement claims as its services expand in scope and complexity. The Company is not presently involved in any patent infringement and other intellectual property-related lawsuits. The Company may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts, and the Company becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable. Management believes that additional lawsuits alleging that the Company has violated patent, copyright or trademark laws may be filed against it. Intellectual property claims, whether meritorious or not, are time consuming and often costly to resolve, could require expensive changes in the Company’s methods of doing business or the goods it sells, or could require the Company to enter into costly royalty or licensing agreements.

The Company is also subject to consumer claims or lawsuits relating to alleged violations of consumer protection or privacy rights and statutes, some of which could involve potentially substantial claims for damages, including statutory or punitive damages. Consumer and privacy-related claims or lawsuits, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, or require the Company to change its business practices, sometimes in expensive ways.

The Company is also subject to, or in the future may become subject to, a variety of regulatory inquiries, audits, and investigations across the jurisdictions where it conducts business, including, for example, inquiries related to consumer protection, employment matters and/or hiring practices, marketing practices, tax, unclaimed property and privacy rules and regulations. Any regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change its business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, materially damage its brand or reputation, or otherwise harm its business.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 16 — COMMITMENTS AND CONTINGENCIES (cont.)

The Company establishes an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Those accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. For certain of the matters described above, there are inherent and significant uncertainties based on, among other factors, the stage of the proceedings, developments in the applicable facts of law, or the lack of a specific damage claim.

The Company’s accrued liabilities for loss contingencies related to legal and regulatory matters may change in the future as a result of new developments, including, but not limited to, the occurrence of new legal matters, changes in the law or regulatory environment, adverse or favorable rulings, newly discovered facts relevant to the matter, or changes in the strategy for the matter. Regardless of the outcome, litigation and other regulatory matters can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Sony Music Entertainment

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint or the Complaint, against the Company alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. On May 16, 2023, the court entered partial final judgment in favor of Plaintiffs on Plaintiffs’ breach of contract claim and ordered the Company to pay Plaintiffs $4.6 million. Thereafter, the Company and the Plaintiffs entered into a Confidential Settlement Agreement dated July 21, 2023 to resolve Plaintiffs’ remaining claims and provide for an agreed plan for payment of the judgment, pursuant to which the Company agreed to pay an additional sum of money to Plaintiffs and, upon receipt by Plaintiffs of certain payments under the Agreement, Plaintiffs agreed to release claims arising under the Content Distribution Agreement, effective September 1, 2016, between the parties and this action. Though the Company has not fulfilled all of its payment obligations under the Agreement to date, it maintains an ongoing dialogue with Plaintiffs and makes periodic progress reports when available. Within fifteen days of a direct listing, the Company will be obligated to pay the Plaintiffs pursuant to the Confidential Settlement Agreement.

On July 21, 2023, the Company entered into a Confidential Settlement Agreement with Sony Music Entertainment, Inc. and its affiliates pursuant to which the parties agreed that the Company would satisfy a judgment the plaintiffs had obtained against the Company’s subsidiary Triller Platform Co. Upon receipt of a specified amount of payment under the agreement, Sony and its affiliates will release the Company and its affiliates from all claims arising out of the action and the underlying Content Distribution Agreement, effective September 1, 2016.

Music Licensing

The Company has outstanding contractual obligations to various record labels, music publishers and performing rights organizations (collectively, “Rightsholders”) who have licensed to the Company the right to use sound recordings and musical compositions in connection with the operation of the Triller app and other aspects of the Company’s business. As of December 31, 2023, the Company has recorded liabilities in the amount of $33.1 million for unpaid amounts owed under its music licenses. The Company is also involved in various legal proceedings and has received threats of litigation from Rightsholders. The Company believes it may be or become liable to Rightsholders for additional amounts such as interest, penalty fees, attorneys’ fees, copyright infringement damages and other amounts, but is currently unable to estimate the probability of loss associated with these actions or the range or reasonably possible losses, if any, or the impact such losses may have on the Company’s results of operations, financial condition or cash flows.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 16 — COMMITMENTS AND CONTINGENCIES (cont.)

Fox Plaza Lease

On August 29th, 2023, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. The deadline to respond has not yet passed, but the Company intends to vigorously defend itself in this matter. The Company has accrued a liability for this loss contingency in the amount of $0.7 million. It is reasonably possible that the potential loss may exceed the Company’s accrued liability.

Former Employee Claim

On September 27, 2022, Thorsten Meier, a former employee of the Company, filed a complaint against the Company, Mahi de Silva and Paul Kahn in the Superior Court of California, County of Los Angeles alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of the Plaintiff’s employment with the Company in July 2022. On December 5, 2022, the Company filed a motion to compel arbitration, and, on June 5, 2023, the court ruled in the Company’s favor. Plaintiff filed a demand for arbitration on June 6, 2023, seeking approximately $0.9 million in damages. The Company filed an answer on June 20, 2023. Discovery has not commenced. The Company intends to vigorously defend itself in this matter and believes it will ultimately prevail.

On April 24, 2023, a former employee filed a complaint against us and Proxima Media, LLC in the Superior Court of California, County of Los Angeles, alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of plaintiff’s employment on July 31, 2022. The case is proceeding in arbitration and an evidentiary hearing is scheduled for February 29, 2024. Plaintiff is seeking to exercise approximately $2.9 million in warrants. The Company intends to vigorously defend itself in this matter and believes it will ultimately prevail.

Music Licensing Dispute

On January 5, 2023, Universal Music Publishing, Inc. filed a complaint against Triller Platform Co. f/k/a Triller, Inc. in the Superior Court of California, County of Los Angeles alleging breach of contract seeking outstanding amounts owed under various licensing agreements. On February 28, 2023, Triller Platform Co. filed an answer in which it conceded liability under such agreements but contested the claimed damages. On August 31, 2023, the plaintiff filed a motion for summary judgment seeking damages in the amount of $2.9 million, reflecting the sum of unpaid amounts under the agreements and interest at a rate of 10 percent per annum commencing on January 5, 2023. On December 19, 2023, judgment was entered in plaintiff’s favor, and plaintiff was awarded $2.1 million in damages, plus interest at the rate of 10% per annum accruing from November 21, 2023 until the judgment is paid in full. Plaintiff was additionally awarded its litigation costs in an amount that has not been determined.

Samsung Arbitration Award

On July 1, 2022, Samsung Electronics Co., Ltd. filed a request for arbitration with the secretariat of the International Chamber of Commerce alleging that Triller Platform Co. f/k/a Triller, Inc. had breached a commercial agreement between the two parties by failing to pay $1.8 million of the amounts owed under the contract. As a result of the arbitration, the arbitrator issued a final award on July 1, 2023, awarding $2.4 million in damages to the plaintiff, plus interest at a rate of 1% per month until repaid. The company has included these liabilities in its accounts payable and legal contingencies. A petition to confirm the judgment was filed in the state of California on January 11, 2024.

Verzuz Settlement Agreement

On August 18, 2023, the Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputed that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 16 — COMMITMENTS AND CONTINGENCIES (cont.)

The matter was settled on February 16, 2024. As a result of the settlement, Verzuz extinguished $20 million of outstanding principal balance of the convertible notes and the Company returned to Verzuz members all Verzuz intellectual property. The Company recorded a non-cash loss contingency expense of $59.9 million (the overall loss on the settlement transaction including $1.6 million of legal fees) during the year ended December 31, 2023, which is included in Loss contingency in the consolidated statements of operations with the corresponding entry to Verzuz settlement accrual in the consolidated balance sheets at December 31, 2023.

As of December 31, 2023 and 2022, the Company has accrued $75.4 million and $11.4 million, respectively, for ongoing litigation and contingency related matters.

NOTE 17 — RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller Platform Co. f/k/a Triller Inc. (“Platform Co.”) engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Platform Co.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. In 2023 and 2022, Mashtraxx was paid approximately $3.5 million and $4.2 million under the Services Agreement, respectively. As of December 31, 2023, the Company has a payable to Mashtraxx totaling $0.2 million on the consolidated balance sheet. Philip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Platform Co. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2022 and 2023, Proxima was paid approximately $0.4 million and $0.5 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima/Triller Platform Co. Agreement

On April 20, 2020, Proxima and Platform Co. entered into an agreement pursuant to which Proxima agreed to secure on Platform Co.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Platform Co., Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Platform Co. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Platform Co. in connection with the event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima Transactions

On March 16, 2020, Platform Co. reimbursed Proxima approximately $0.3 million for legal and business expenses that Proxima had paid for in 2019 and 2020 related to the Platform Co. acquisition in October 2019.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $2.035 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 27, 2021, the Company repurchased and redeemed the Acquisition Units for the

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2023. Acquisition was an affiliate of Bobby Sarnevesht and the Company’s former director Ryan Kavanaugh, who was a director at the time of the transaction. Acquisition was merged with and into the Company on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020, Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. Ryan Kavanaugh, the Company’s former director and the son of Jack Kavanaugh, was a director at the time of the transaction.

Truverse Acquisition

On December 13, 2021, the Company entered into a Share and Unit Exchange Agreement with Truverse Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which the Company acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our Chief Executive Officer and one of our directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, Platform Co. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Platform Co. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Platform Co. paid GEX approximately less than $0.1 million in 2022. No fees were paid in 2023. Sri Vanamali, a former director of the Company, was engaged to provide services as a consultant for the Company under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Ryan Kavanaugh under which Platform Co. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Platform Co’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022 or 2023. In 2021, Ryan Kavanaugh was issued the warrants noted below:

In accordance with the employment agreement:

•        On January 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On August 10, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On November 12, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On December 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 22,874,778 of the Company’s Class B Common Units at an exercise price of $8.3579.

In December 2021, the Company and Mr. Kavanaugh orally agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Kavanaugh orally agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Bobby Sarnevesht under which Platform Co. agreed to pay Mr. Sarnevesht a base salary of $1.0 million per year and a performance bonus determined annually by Platform Co.’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022 or 2023. In 2021, Bobby Sarnevesht was issued the warrants noted below:

In accordance with the employment agreement:

•        On January 1, 2021 the Company issued to each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On August 10, 2021 the Company issued to each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On November 12, 2021 the Company issued to each of AS and BAS warrants to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On December 1, 2021, the Company issued to each of AS and BAS warrants to purchase 11,437,389 of the Company’s Class B Common Units at exercise prices of $8.3579.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

In December 2021, the Company and Mr. Sarnevesht orally agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Sarnevesht orally agreed to reduce Mr. Sarnevesht’s salary on a going-forward basis to $1,000 per month. In January 2024, Mr. Sarnevesht and the board of directors agreed to reduce Mr. Sarnevesht’s annual base salary to $400,000.

Convertible Debt Financing

During the period beginning November 19, 2021, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to Falcon Triller Convertible Note Ltd. in the aggregate principal amount of $12.3 million (the “Falcon Notes”), BAS Living Trust in the aggregate principal amount of $4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (the notes issued to BAS Living Trust, AS Trust and BASM HoldCo LLC, collectively, the “AS/BAS Convertible Notes”). Falcon Triller Convertible Note Ltd. is an affiliate of Falcon Triller SPIV Ltd., Falcon Triller SPIV II Ltd., Falcon Triller SPIV III Ltd., and Falcon Triller SPIV IV Ltd., which are the registered holders of the Company’s Class B common units. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the Falcon Notes and the AS/BAS Convertible Notes was converted into 2,365,060 Series AA-1 Preferred Units on August 17, 2022. See Note 10 — Debt, for more information on the convertible notes.

2022 Senior Convertible Note Financings

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units previously held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035.

On March 31, 2023, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to Total Formation Inc. (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with its terms. As additional amounts are advanced by Total Formation Inc. to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2023, Bridge Loan Advances totaling $10.3 million had been made by Total Formation Inc. to the Company. Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72.

Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of the Company’s equity units. See Note 10, Debt, for more information on the TFI Note and the TFI December Note.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. See Note 10, Debt, for more information on the Verzuz Notes.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s Chief Executive Officer. Proxima Media LLC is a beneficial owner of more than 5% of the Company’s equity securities.

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee was payable no later than April 2023, and as part of discontinued operations, the Company’s receivable was written-off as of December 31, 2023. The expense is included in Net income (loss) from discontinued operations, net of income taxes on the consolidated statement of operations and comprehensive loss. Through an affiliated entity, Ryan Kavanaugh, the Company’s former director who was a director at the time of the transaction, is the majority owner of and exercises control over Dog for Dog.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of December 31, 2023. BASM is an affiliate of Bobby Sarnevesht.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of December 31, 2023. Bobby Sarnevesht, one of the Company’s founders, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, the Company issued a 6.0% unsecured promissory note in the initial aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of the Company’s founders, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation. See Note 10 — Debt, for more information on the Aryana Note with a principal amount of $4.3 million outstanding as of December 31, 2023.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 17 — RELATED PARTY TRANSACTIONS (cont.)

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, the Company issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of the Company’s founders, Bobby Sarnevesht. See Note 10, Debt, for more information on the BASM Note.

Sabeera Subscription Agreements

On April 7, 2023, the Company entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving the Company (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 2 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Sabeera Convertible Note

In December 2023, the Company received $0.7 million in advances from Sabeera Triller I LLC, and issued a convertible note in the sum of $0.7 million and 100,846 warrants to purchase shares of the Company’s Class A common stock at an exercise price of $0.01 per share (which will be converted into 100,754 shares of our Class A common stock following the consummation of the Reorganization).

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 18 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through June 12, 2024, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

Warrant Exercises

The Company issued 56,417 Class B common units pursuant to the exercise of warrants with a weighted average exercise price of $0.01.

Sabeera Convertible Note Financing

In 2024, the Company received $1.1 million in advances from Sabeera Triller I LLC, and issued a convertible note in the sum of $1.2 million and 141,738 warrants to purchase shares of our Class A common stock at an exercise price of $0.01 per share (which will be converted into 141,609 shares of our Class A common stock following the consummation of the Reorganization).

January 2024 Bobby Sarnevesht & Affiliate Note Exchange and Warrant Issuances

On January 11, 2024, we entered into a Debt Modification and Equity Reclassification Agreement with Aryana Healthcare Foundation, BASM Hold Co LLC and BAS Living Trust whereby we cancelled and exchanged each promissory note held by these entities as well as the Series AA-1 preferred units held by these entities and issued in exchange (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of $15.8 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. Bobby Sarnevesht, one of our founders and our Chief Executive Officer, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Former Flipps Media, Inc. Stockholders Unit Issuance

The Company entered into a Unit Issuance Agreement dated February 5, 2024 with the former stockholders of the Company’s subsidiary Flipps Media, Inc. (together with certain assignees thereof, the “Recipients”) providing for the issuance to the Recipients of up to 6,008,818 Class B common units and the cancellation of up to 1,600,002 warrants with a weighted average exercise price of $2.035 held by the Recipients in full and final satisfaction of the Recipients’ antidilution rights under the agreements governing the Company’s acquisition of Flipps Media, Inc. The parties held an initial closing under the agreement on February 12, 2024 in which the Company issued 6,008,818 Class B units and canceled 1,600,002 warrants.

Verzuz Settlement Agreement

Effective February 16, 2024, the Company entered into the Amended and Restated Settlement Agreement with the founders of Verzuz whereby the Company agreed to pay, as reimbursement for attorneys’ fees incurred in connection with Amended and Restated Settlement Agreement and prior settlement agreements, the founders of Verzuz (i) $282,500 upon execution of the Amended and Restated Settlement Agreement; and (ii) $282,500 within three weeks from the effective date of the Amended and Restated Settlement Agreement. The Amended and Restated Settlement Agreement is effective only upon receipt by the Verzuz founders of the initial payment of $282,500 and the offer proposed in said agreement becomes null and void if such initial payment is not received by February 12, 2024. Additionally, the Company agreed with the founders of Verzuz to (i) cancel the convertible notes having an aggregate balance of $10.0 million and extinguish $0.4 million of accrued interest payable on these notes through February 10, 2024, such that all of the accrued and unpaid interest on the canceled convertible notes is extinguished; and (ii) amend the

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 18 — SUBSEQUENT EVENTS (cont.)

convertible notes with an aggregate balance of $27 million to have an aggregate balance of $17 million and extinguish $0.4 million of accrued interest payable on the amended convertible notes through February 10, 2024, such that the amended convertible notes have accrued interest of $2.0 million as of February 10, 2024. Immediately prior to the Company’s Reorganization, the $17.0 million notes balance will automatically be converted into a number of Class B units of Triller Hold Co LLC as is determined by dividing the total notes balance at such time by the fair market value of the Class B Units as determined by the Company in its sole discretion at the time of conversion. Upon consummation of the Reorganization, the Class B units were exchanged into shares of the Company’s Series A common stock.

Yorkville Equity Purchase Agreement

The Company has entered into Standby Equity Purchase Agreement (the “SEPA”) with YA II PN LTD. (“Yorkville”), whereby, the Company can sell shares of our Series A common stock in an aggregate amount up to $500.0 million, subject to certain conditions being met, within 36 months from the date of our listing on NYSE.

On April 25, 2024, the Company entered into the Amended and Restated Standby Equity Purchase Agreement (the “A&R SEPA”) with Yorkville to sell up to $53.0 million in aggregate principal amount of 5.0% convertible notes (the “2024 Yorkville Notes,” and such financing, the (“Yorkville Note Financing”) to Yorkville. The 2024 Yorkville Notes will be funded in two tranches. In the first tranche, $10.6 million (the “Initial Funding Amount”) Is expected to be funded shortly after the time the Yorkville Note Financing agreement was entered into and the balance of $15.9 million will be funded concurrently with the consummation of the Company’s direct listing on the NYSE. The Company has have the right to request an additional $26.5 million within 60 days following the effective date of this registration statement if (i) the outstanding balance of the Initial Funding Amount is less than $10.05 million, (ii) no event of default has occurred, (iii) the volume weighted average price of the Series A common stock on the day immediately prior to the request for additional funding is greater than 50% of the Direct Listing Reference Price, and (iv) certain other conditions are satisfied.

The 2024 Yorkville Notes are secured by a first priority lien on all the Company’s assets and the Company’s existing and future subsidiaries. The 2024 Yorkville Notes bear interest at a rate of 5.0% per annum and have a maturity date of 12 months from their issuance. The 2024 Yorkville Notes are convertible at the option of Yorkville Advisors at the lower of (i) the Reference Conversion Price (as defined below) and (ii) 92.5% of the lowest daily volume weighted average prices of the Series A common stock (as reported by Bloomberg L.P.) over the 10 consecutive trading days immediately preceding the applicable conversion date (such price not to be lower than the Floor Price). The “Reference Conversion Price” is equal to the lesser of (i) the Direct Listing Reference Price and (ii) the lowest consideration paid for Series A common stock (including no consideration paid) issued by us at any time a 2024 Yorkville Note is outstanding. The “Floor Price” is 20% of the volumed weighted average price of the Series A common stock on the trading day prior to the effective date of the registration statement registering the shares underlying the 2024 Yorkville Notes. Conversion is subject to certain limitations, such as a 4.99% ownership limitation for Yorkville Advisors and any share issuance limitation imposed by the NYSE (the “Yorkville Exchange Cap”). In connection with the 2024 Yorkville Notes, the Company will also issue to Yorkville warrants exercisable in to shares of Series A common stock in an amount equal to 25% of the number of shares purchased in each applicable Pre-Paid Advance at an exercise price equal to the Direct Listing Reference Price (the “Yorkville Warrant Shares”).

Convertible Notes

The Company issued six unsecured convertible promissory notes to separate holders for a total principal amount of $2.3 million. The notes bear simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the notes are paid in full or converted. At any time while these notes remain outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest into Class B common units of the Company. The notes automatically convert into Class B common units of the Company in the event of a subsequent equity financing, direct listing, or change of control. The notes are subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 18 — SUBSEQUENT EVENTS (cont.)

In connection with the issuance of certain of the notes, the Company issued warrants to purchase 242,439 Class B Common Units. Each warrant is exercisable in whole or in part at the election of the holder on or prior to the 5th anniversary of its issuance date at an exercise price per unit of $0.01, subject to earlier expiration in the event of a change of control or initial public offering.

Merger Agreement

On April 16, 2024, the Company entered into that certain Agreement and Plan of Merger (“Merger Agreement”) with AGBA Group Holdings Limited (“AGBA”), AGBA Social Inc., a wholly-owned subsidiary of AGBA which was incorporated in Delaware (“Merger Sub”), Triller Corp. (“Triller”), a Delaware corporation, and Bobby Sarnevesht, solely as representative of the Triller stockholders. Pursuant to the Merger Agreement, (i) Triller will complete its reorganization (the “Triller Reorganization”) with Triller Hold Co LLC (“Triller LLC”) such that Triller LLC will reorganize into Triller as a Delaware corporation, (ii) AGBA will domesticate to the United States as a Delaware corporation (the “AGBA Domestication”), pursuant to which, among other things, all of AGBA’s ordinary shares, par value $0.001 per share will automatically convert into the same number of shares of Delaware Parent common stock (AGBA, when domesticated as a Delaware corporation, is sometimes referred to as “Delaware Parent”), and (iii) after giving effect to the Triller Reorganization and the AGBA Domestication, Merger Sub will be merged into Triller, with Triller surviving the Merger and becoming a wholly owned subsidiary of Delaware Parent. On April 18, 2024, Triller completed an internal reorganization that resulted in Triller Hold Co LLC, the Company’s parent entity, becoming a wholly owned subsidiary of Triller Corp.

The merger consideration provided for in the merger agreement will be an aggregate of 406,907,038 shares of Delaware Parent common stock, par value $0.001 per share (“Delaware Parent Common Stock”). Delaware Parent (i) will issue 313,157,015 shares of Delaware Parent Common Stock to the current common stockholders of Triller, (ii) will issue 35,328,888 shares of preferred stock to the current preferred stockholders of Triller, and (iii) will convert all existing Triller restricted stock units into 58,421,134 Delaware Parent restricted stock units; and Delaware Parent also will reserve an aggregate of 58,421,134 shares of Delaware Parent Common Stock for future issuance upon the vesting of such restricted stock units.

NOTE 19 — DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest TFC Productions. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing revenues and expenditures associated with the business. The assets and liabilities of the discontinued operation have been aggregated and reported on separate lines of the consolidated balance sheets. As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. Additional costs were incurred subsequent to June 30, 2022 to settle certain vendor contracts. Future costs will be incurred relating to TFC Productions as the Company continues to settle litigation and other matters relating to this discontinued business.

Triller Hold Co LLC
Notes to the Consolidated Financial Statements

NOTE 19 — DISCONTINUED OPERATIONS (cont.)

The operating results of TFC Productions, which is shown as discontinued operations on the Company’s consolidated financial statements, were as follows for the periods presented:

	For the Year Ended December 31,
	2023	2022
Revenue	—	502
Operating costs and expenses
Cost of revenues	—	8,426
Research and development	—	13
Selling and marketing	—	1,338
Asset write-offs (recoveries)	(200)	12,359
General and administrative	—	16,444
Total operating expenses	(200)	38,580
Loss (gain) from discontinued operations	(200)	38,078
Income taxes	—	—
Loss (gain) from discontinued operations net of taxes	(200)	38,078

Triller Hold Co LLC
Condensed Consolidated Balance Sheets
As of March 31, 2024 (Unaudited) and December 31, 2023
(in thousands)

	(Unaudited) March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$821	$1,844
Accounts receivable, net	3,525	3,116
Other current assets	1,453	1,287
Total current assets	5,799	6,247
Goodwill	163,425	234,112
Intangible assets, net	15,543	26,880
Deferred tax asset	2,122	2,164
Other assets and long-term receivables	585	571
Operating lease right-of-use assets	34	451
Total Assets	187,508	270,425

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	83,211	77,931
Verzuz settlement accrual	—	59,908
Earn-out liability, current	9,373	9,373
Other current liabilities	41,627	37,543
Current portion of operating lease liabilities	184	243
Current portion of long-term debt	139,220	172,723
Current liabilities of discontinued operations	2,927	2,927
Total current liabilities	276,542	360,648
Long-term debt	19,834	4,481
Long-term operating lease liabilities	13	18
Warrant liability	51,069	40,978
Other liabilities	762	762
Total liabilities	348,220	406,887
Commitments and contingencies (Note 14)
Redeemable Class B Common Units –$0.00 par value – 873 shares issued and outstanding; aggregate liquidation preference of $0 as of March 31, 2024 and December 31, 2023	—	—
Unitholders’ equity (deficit)
Common Units – $0.00 par value; unlimited units authorized
Class A Common Units – 36,068 units outstanding as of March 31, 2024 and December 31, 2023	6,078	6,078
Class B Common Units – 95,717 and 89,651 units outstanding as of March 31, 2024 and December 31, 2023, respectively	1,066,798	1,024,437
Class C-1 Common Units – 21,833 outstanding as of March 31, 2024 and December 31, 2023	6,158	6,158
Class C-2 Common Units – 38,263 as of March 31, 2024 and December 31, 2023	10,792	10,792

Triller Hold Co LLC
Condensed Consolidated Balance Sheets — (Continued)
As of March 31, 2024 (Unaudited) and December 31, 2023
(in thousands)

	(Unaudited) March 31, 2024	December 31, 2023
Preferred Units – $0.00 par value; unlimited units authorized
Series A-1 Preferred Units – 37,702 outstanding as of March 31, 2024 and December 31, 2023	$253,274	$253,274
– Series AA-1 Preferred Units –2,419 and 3,369 outstanding as of March 31, 2024 and December 31, 2023, respectively	21,445	30,082
Additional paid-in capital (including declared dividends)	65,180	73,122
Accumulated other comprehensive income	350	95
Accumulated deficit	(1,602,556)	(1,552,145)
Total unitholders’ equity (deficit) – Triller Hold Co LLC	(172,481)	(148,107
Noncontrolling interest	11,769	11,645
Total unitholders’ equity (deficit)	(160,712)	(136,462)
Total liabilities and unitholders’ equity (deficit)	$187,508	$270,425

See accompanying notes to the condensed consolidated financial statements.

Triller Hold Co LLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
For The Three Months Ended March 31, 2024 and 2023 (Unaudited)

	(Unaudited) Three Months Ended March 31,
	2024	2023
	(in thousands, except per share data)
Revenues, net	$9,943	$9,150
Operating expenses
Cost of revenue	7,459	8,048
Research and development	2,227	2,745
Sales and marketing	1,989	4,169
General and administrative	7,632	11,116
Depreciation and amortization	612	7,414
Total operating expenses	19,919	33,492
Loss from operations	(9,976)	(24,342)
Other income (expense)
Change in fair value of warrants and debt	(2,780)	(6,365)
Interest expense	(4,276)	(319)
Settlement of anti-dilution provision	(41,111)	—
Gain on cancellation of warrants	7,308	—
Other income (expense)	(449)	257
Other income (expense), net	(41,308)	(6,427)
Loss from continuing operations before income taxes	(51,284)	(30,769)
Income tax benefit (expense)	(48)	1,792
Net loss from continuing operations	(51,332)	(28,977)
Net income (loss) from discontinued operations, net of income taxes	—	200
Net loss	$(51,332)	$(28,777)
Less: Net loss attributable to noncontrolling interests	(921)	(570)
Net loss attributable to Triller Hold Co LLC	$(50,411)	$(28,207)
Comprehensive income (loss)
Net loss	(51,332)	(28,777)
Other comprehensive income (loss), net of taxes
Foreign currency translation adjustment	255	(11)
Other comprehensive income (loss), net of taxes	255	(11)
Comprehensive loss	(51,077)	(28,788)
Less: Comprehensive loss attributable to noncontrolling interests	(921)	(570)
Comprehensive loss attributable to Triller Hold Co LLC	(50,156)	(28,218)
Net loss from continuing operations attributable to Common Unitholders:
Basic and diluted	$(0.24)	$(0.15)
Net income (loss) from discontinued operations attributable to Common Unitholders:
Basic and diluted	$0.00	$0.00
Weighted-average common units used in computation of net income (loss) per Unitholders:
Basic and diluted	209,562	191,775

See accompanying notes to the condensed consolidated financial statements.

Triller Hold Co LLC
Condensed Consolidated Statements of Cash Flows
For The Three Months Ended March 31, 2024 and 2023 (Unaudited)

	(Unaudited) Three Months Ended March 31,
	2024	2023
	(In thousands)
Cash flows from operating activities
Net loss	$(51,332)	$(28,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	612	7,415
Asset derecognition due to Verzuz settlement	82,003	—
Stock-based compensation	1,249	789
Settlement of anti-dilution provision	41,111	—
Gain on cancellation of warrants	(7,308)	—
Non-cash interest expense	244	185
Deferred income taxes	42	(1,892)
Change in fair value of warrant liability	10,091	(1,664)
Change in fair value of earn-out liabilities	—	(203)
Change in fair value of debt	(10,082)	7,833
Other noncash adjustments	471	(111)
Changes in assets and liabilities:
Accounts receivable	(469)	(1,656)
Other current assets	(166)	(1,091)
Other assets	(81)	107
Accounts payable and accrued expenses	5,336	8,305
Verzuz settlement accrual	(79,908)	—
Operating lease assets and liabilities, net	353	(42)
Other current liabilities	4,084	956
Other liabilities	—	113
Net cash used in operating activities	(3,750)	(9,733)
Cash flows from investing activities
Purchase of property and equipment	(29)	(120)
Capitalization of internally developed software	(495)	(1,048)
Net cash used in investing activities	(524)	(1,168)
Cash flows from financing activities
Proceeds from convertible debt	3,322	12,637
Exercise of options and warrants	2	—
Repayment of long-term debt due to related parties	(328)	(140)
Net cash provided by financing activities	2,996	12,497
Cash flows from operating activities of discontinued operations	—	(3,184)
Net change in cash, cash equivalents, and restricted cash	(1,278)	(1,588)
Foreign exchange effect on cash, cash equivalents and restricted cash	255	(11)
Cash, cash equivalents, and restricted cash at the beginning of the year	1,844	3,754
Cash, cash equivalents, and restricted cash at the end of the period	$821	$2,155

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$821	$2,155
Restricted cash	—	—
Total cash, cash equivalents, and restricted cash	$821	$2,155

Triller Hold Co LLC
Condensed Consolidated Statements of Cash Flows — (Continued)
For The Three Months Ended March 31, 2024 and 2023 (Unaudited)

	(Unaudited) Three Months Ended March 31,
	2024	2023
	(In thousands)
Supplemental cash flow data
Cash paid for income taxes	$7	$144
Cash paid for interest	$185	$185

Supplemental disclosure of noncash investing and financing activities:
Series AA-1 Preferred Units converted to Convertible debt	$8,637	$—
Convertible debt issued to settle short-term payable	—	8,465
Convertible debt extinguished in Verzuz Settlement	20,000	—
Total noncash investing and financing activities	$28,637	$8,465

See accompanying notes to the condensed consolidated financial statements.

Triller Hold Co LLC
Condensed Consolidated Statements of Unitholders’ Equity
For The Three Months Ended March 31, 2024 and 2023 (Unaudited)

	Temporary Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Members’ Equity Triller Inc.	Non- Controlling Interest	Total Member’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2023	873	$—	36,068	$6,078	89,651	$1,024,437	21,833	$6,158	38,263	$10,792	37,702	$253,274	3,369	$30,082	$73,122	$95	$(1,552,145)	$(148,107)	$11,645	$(136,462)
Conversion of Series AA-1 Preferred Units Convertible Debt	—	—	—	—	—	—	—	—	—	—	—	—	(950)	(8,637)	—	—	—	(8,637)	—	(8,637)
Issuance of Class B Common Units in Settlement of Antidilution Provision	—	—	—	—	6,009	41,111	—	—	—	—	—	—	—	—	—	—	—	41,111	—	41,111
Exercise of Class B Common Unit Warrants and Options	—	—	—	—	57	1	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Fair value adjustment for cancelled warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	411	—	—	411	—	411
Cancellation of warrants in settlement	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,308)	—	—	(7,308)	—	(7,308)
Issuance of Non-controlling Interest by Subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,045)	—	—	(1,045)	1,045	—
Unit-based compensation	—	—	—	—	—	1,249	—	—	—	—	—	—	—	—	—	—	—	1,249	—	1,249
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(50,411)	(50,411)	(921)	(51,332)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	255	—	255	—	255
Balance at March 31, 2024	873	$—	36,068	$6,078	95,717	$1.066,798	21,833	$6,158	38,263	$10,792	37,702	$253,274	2,419	$21,445	$65,180	$350	$(1,602,556)	$(172,481)	$11,769	$(160,712)

Triller Hold Co LLC
Condensed Consolidated Statements of Unitholders’ Equity — (Continued)
For The Three Months Ended March 31, 2024 and 2023 (Unaudited)

	Temporary Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Members’ Equity Triller Inc.	Non- Controlling Interest	Total Member’ Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2022	873	$—	36,068	$6,078	73,988	$957,028	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$271	$(1,257,455)	$80,277	$4,872	$85,149
Unit-based compensation	—	—	—	—	—	789	—	—	—	—	—	—	—	—	—	—	—	789	—	789
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(28,207)	(28,207)	(570)	(28,777)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)	—	(11)
Balance at March 31, 2023	873	$—	36,068	$6,078	73,988	$957,817	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$260	$(1,285,662)	$52,848	$4,302	$57,150

See accompanying notes to the condensed consolidated financial statements.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and purchased a 100% stake in Triller Platform Co. (formerly known as Triller Inc.), which became a wholly owned subsidiary of the Company. Triller Platform Co. is viewed as the predecessor of the Company and its consolidated subsidiaries. The Company is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company.

Triller is a global, artificial intelligence, or AI, powered technology platform where creators such as influencers, artists, athletes, public figures, and consumer brands build direct relationships with their audiences to create awareness, drive content consumption, generate commerce and shape culture. Since the launch of the Triller app, a short-form video app similar to TikTok, the Company has raised more than $420 million in capital, established more than 436 million consumer accounts across the platform, dramatically expanded its portfolio of offerings through organic growth and strategic acquisitions, and have become a diversified technology platform for the creation, distribution, measurement and monetization of digital, live and virtual content. Triller also produces trendsetting music, sports, lifestyle, fashion and entertainment content that creates cultural moments, attracts users to the platform and drives social interaction that serves as a cultural wellspring across digital society.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club event production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. As a result of these actions, TFC Productions is reported as a discontinued operation in the condensed consolidated financial statements for all periods presented. The Company does not have or anticipate having any material production and operating costs associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the condensed consolidated balance sheets.

The Company currently has five classes of common equity. Four are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units and Class C-2 Common Units. The fifth is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, each Class C-2 Common Unit has 10 votes, and the Class B Common Units and Class C-1 Common Units are non-voting. The Company also has issued two classes of preferred equity: Series A-1 Preferred Units and Series AA-1 Preferred Units. In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, the “Warrants”).

The founding members of Triller Hold Co LLC were Triller Acquisition LLC (controlling interest holders), Triller Legacy LLC, and Mashtraxx Limited. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of the Company’s Class A Common Units held by its founders and their affiliates, which, at that time, represented controlling interest in Triller Hold Co LLC. Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, the Company exchanged the 80,282 Class A Common Units held by Triller Acquisition LLC for either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC. Triller Legacy LLC and Mashtraxx Limited continue to hold their original Class A Common Units. The founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

In connection with the 2022 Senior Convertible Debt Financing described in Note 10, Debt, concurrent with the issuance of a Convertible Note Purchase Agreement on August 18, 2022 with Total Formation Inc. (“TFI”), all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into Series A-1 preferred units; warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase Series A-1 preferred units; and convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units. While TFI is a preferred unitholder, the Company’s founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going Concern

The accompanying condensed consolidated financial statements as of and for the three months ended March 31, 2024 were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle its liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. The Company has determined that the prevailing conditions and ongoing liquidity risks encountered by the Company raise substantial doubt about the ability to continue as a going concern for at least one year following the date these unaudited condensed consolidated financial statements are issued. The ability to continue as a going concern is dependent on the Company’s ability to successfully implement its current operating plan and fund-raising exercises. These condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. At March 31, 2024, the Company had cash and cash equivalents of $0.8 million, a working capital deficit of $270.7 million, and an accumulated deficit of $1,602.6 million. For the three months ended March 31, 2024, the Company incurred a net loss of $51.3 million. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations from its operations and through the raising of additional capital by issuing debt or equity securities. During the year ended December 31, 2023, the Company issued senior and subordinated convertible to investors for an aggregate amount of $53.8 million in cash. Refer to Note 10, Debt, for details. An additional $2.5 million in senior and subordinated convertible promissory notes were issued as of March 31, 2024. Refer to Note 10, Debt, for details. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other traditional financing sources.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet its short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet its long-term liquidity needs and achieve its intended long-term business objectives.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, the financial statements do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements have been derived from and should be read in conjunction with the Company’s audited annual condensed consolidated financial statements as of and for the years ended December 31, 2023 and 2022 that are included elsewhere in this registration statement (the “Annual Financial Statements”). The interim results for the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation

The condensed consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities such as VIEs, through arrangements that do not involve holding a majority of the voting interests.

The Company consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company considers the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers whether the rights granted to the other investors under the contractual arrangements are more protective in nature, rather than substantive participating rights. The Company evaluates its relationships with any consolidated VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the condensed consolidated financial statements relate to and include, but are not limited to, determining the fair value of equity consideration transferred, assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liabilities; the fair value of debt for which the fair value option has been elected, the fair value of warrant liabilities, internally developed software; impairment of goodwill and intangible assets with definite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact-of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include cash in banks and cash on hand. There was no restricted cash as of March 31, 2024 or December 31, 2023.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances in highly-rated financial institutions, and such balances at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. As of March 31, 2024, the Company had one customer that comprised over 10% of consolidated accounts receivable and comprised approximately 13.5% of consolidated accounts receivable. As of December 31, 2023, the Company had one customer that comprised over 10% of consolidated accounts receivable and comprised approximately 11.5% of consolidated accounts receivable. During the three months ended March 31, 2024 and 2023, the Company had a single customer which accounted for approximately 16% and 14% of consolidated revenue, respectively. The Company manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s payment terms of accounts receivable vary by the types of services offered. For certain services and customers, the Company requires payment before services are delivered to the customer. Accounts receivable are recorded on the condensed consolidated balance sheet at the invoiced amount less any allowance for credit risk to reserve for potentially uncollectible receivables. Changes in the allowance for credit risk are recorded in general and administrative expense in the condensed consolidated statement of operations and comprehensive loss. To determine the amount of the allowance, the Company estimates all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts.

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to be insignificant. As of March 31, 2024 and December 31, 2023, the balance of the allowance for doubtful accounts was $0.3 million and $0.4 million, respectively. Bad debt expense was $0.1 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively.

Property and Equipment

Property and Equipment are included in Other assets on the condensed consolidated balance sheets and long-term receivables, and includes the following categories: computers, vehicles, leasehold improvements and furniture. The Company follows ASC 360, Property, Plant, and Equipment, for its property and equipment, which are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (principally 3 years).

Property and equipment is reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses on property and equipment for any of the periods presented in the financial statements.

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 13, Goodwill and Intangible Assets, for details on intangible assets.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. The Company recorded an impairment in the amount of $83.9 million in the accompanying financial statements as of December 31, 2023. There were no impairment charges recorded on intangible assets as of March 31, 2024.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the condensed consolidated financial statements. As of March 31, 2024 and December 31, 2023, the Company had only one reporting unit, and all of the Company’s goodwill was included therein. The single reporting unit had a negative carrying amount of net assets as of March 31, 2024.

Capitalized Software

The Company accounts for the cost of software that is developed or obtained for internal use pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software. The Company expenses software development costs, including costs to develop software products or the software components of products to be sold leased or marketed to external users before the technological feasibility is reached. Software development costs also include costs to develop software to meet internal needs and cloud-based applications used to deliver its services. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. As of March 31, 2024 and December 31, 2023, the Company’s capitalized software were $0.7 million and $0.3 million, respectively, which are included in intangible assets, net on the accompanying balance sheets.

Capitalized software development costs are stated at gross cost less accumulated amortization. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related product, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. The Company recorded an impairment in the amount of $13.2 million in the condensed consolidated financial statements as of December 31, 2023. There have been no impairment charges recorded on capitalized software development costs in the condensed consolidated financial statements as of March 31, 2024.

Foreign currency translation

The Company applies ASC 830, Foreign Currency Matters, to translate the financial statements of foreign subsidiaries that are denominated in foreign currencies, using period-end rates of exchange for assets and liabilities, average rates of exchange for the period for revenues, costs, and expenses, and historical rates for equity. Translation adjustments are

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

included in determining other comprehensive income or loss on the condensed consolidated statement of operations and comprehensive loss. Cumulative translation gains or losses are presented in Accumulated other comprehensive income on the condensed consolidated balance sheets and statements of unitholders’ equity.

Leases

The Company adopted lease accounting under ASC 842, Leases, in 2022, having previously accounted for leases under ASC 840. Under ASC 842, the Company, as a lessee, records a right-of-use asset and a corresponding lease liability for most lease arrangements on its condensed consolidated balance sheets. Leases with a term greater than one year are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s condensed consolidated balance sheets. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

The lease liability is initially measured at the present value of the future minimum lease payments over the lease term at the lease commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on secured borrowings for the same term as the underlying lease. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU asset represents the right to use the leased asset for the lease term, and is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred, if any, less any lease incentives received. All ROU assets are reviewed for impairment.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (a) the lease transfers ownership of the asset by the end of the lease term, (b) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (c) the lease term is for a major part of the remaining useful life of the asset or (d) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

Lease payments included in the measurement of the lease liability sometimes comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense. An operating lease’s cost is recognized on a straight-line basis over the lease term.

Variable lease payments that depend on an index or variable rate may be included in certain leases and are included in the lease asset and lease liability. The variable lease payments that do not depend on an index or variable rate are expensed as incurred and not included in the lease assets and lease liabilities.

Some of the Company’s lease agreements contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected the practical expedient to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of lease assets and lease liabilities.

Operating lease right-of-use assets and current and long-term operating lease liabilities are presented on the condensed consolidated balance sheets.

Fair Value Measurement

ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

based on the observability of the inputs and distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 —

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein were based upon certain market assumptions and pertinent information available to management as of March 31, 2024 and December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company measures warrant liabilities, certain convertible notes, and contingent earn-out liabilities at fair value on a recurring basis. Refer to Note 11, Fair Value Measurements, for details.

Segments

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker. Triller has determined that it has a single reportable segment. The CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Since its inception, the Company has invested significant resources in building and assembling the Triller platform for creators, who are individuals and corporate brands, by growing the platform organically and through various business acquisitions.

While disaggregated revenue information is reviewed when evaluating businesses to be acquired, once the acquisitions occur, the CEO reviews and makes operating decisions about allocating Triller’s resources solely based on financial data presented on a consolidated basis. This is because today, individuals are brands as much as corporate entities. Creators use the Triller platform to connect with other creators and consumers to drive awareness, engagement and monetization for brands. Brands engage the power of influencers, who are individuals, brands, celebrities and/or personalities, to be the storytellers for the brands. The Triller platform supports all creators in this ecosystem.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the condensed consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

See Note 3, Business Combinations, for further details.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. The Company expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers which reduces revenues.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to talent and influencers for brand activations. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $0.9 million and $2.9 million for the three months ended March 31, 2024 and 2023, respectively, excluding discontinued operations.

Sales Taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the condensed consolidated balance sheets as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes deferred tax assets only to the extent it believes that these assets are more likely than not to be realized. The Company sets up valuation allowances against its gross deferred tax assets to the extent such deferred tax assets may not be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is estimated that the Company is able to realize a benefit from deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes on the condensed consolidated statements of operations and comprehensive loss.

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 12, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions within the provision for income taxes in the condensed consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for LLC unit options and other LLC unit awards in accordance with ASC 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and Unit Options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 9, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period, in accordance with ASC 260-10, Earnings per Share. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit. Dilutive EPS is computed by dividing net income (loss) by the sum of the weighted average number of common stock outstanding, and the dilutive shares.

See Note 6, Net Loss per Unit, for additional information on dilutive securities.

Prior Period Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the current year presentation.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company would be required to estimate all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard was adopted as of January 1, 2023. There was no material impact on the Company’s financial position or results of operations as result of the adoption.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The update will be effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. We are assessing the effect of this update on our condensed consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. We are assessing the effect of this update on our condensed consolidated financial statement disclosures.

NOTE 3 — BUSINESS COMBINATIONS

There were no business combinations during the three months ended March 31, 2024 or the year the ended December 31, 2023.

NOTE 4 — REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue The Company derives its revenues from revenue-share and service fees generated (a) from Brands for brand sponsorships and advertising, (b) from media Brands for broadcasting or streaming of live events and (c) from consumers for live event ticket sales, digital pay-per-view sales, subscriptions and merchandise.

Brand Sponsorships and Advertising

Brand revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

Advertising Revenue:    The Company’s Technology Platform provides Brands a variety of advertising services including AI-powered conversations and the augmentation and execution of advertising campaigns. Advertising revenue is generated from advertisements, either displayed on a device-specific application, browser or as part of an event. Brand sponsorship revenue is generally recognized as advertisements are viewed, if on a device-specific application or browser or when events occur with participation of the sponsor. Revenue from brand sponsorship

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 4 — REVENUE (cont.)

agreements for which consideration is variable based on number of impressions delivered over the contract term is recognized when the performance obligation is satisfied when the advertisement is displayed. Revenue from brand sponsorship agreements for which consideration is a fixed fee is recognized either on the date of the event when the advertisement is displayed, or allocated evenly to each event in a series of events over the applicable contractual service period as the advertisements are displayed, which is typically over a period of less than one year.

Subscription fees:    The Company’s Technology Platform provides streaming services that acquires content licensing from various sport and entertainment franchises to provide a content rich environment for both subscription based and pay-per-view consumption both across a variety of platforms including mobile phones, tablets, PCs, streaming devices, set-top-boxes and connected TVs. Subscriptions for streaming services are through third party streaming service providers, examples include All Elite Wrestling (“AEW”) in the case of Triller TV. Revenue from streaming subscriptions is recognized ratably over the life of a subscription.

Event Pay-per-view Fees:    Unlike subscription fees, the Company’s Technology Platform, via its streaming service provides pay per-view services for premium content and events. Revenue from streaming pay-per-view events is recognized at the time the event airs.

Campaign fees:    As part of advertising campaign services, the Company provides campaign services that are integral to the advertising campaign. The Company’s Technology platform provides brand AI-powered advertising campaigns as well as branded AI-powered virtual assistants and chatbots to subscriber companies. The Revenue from the use of our technology platform consists of initial setup fees and monthly platform access fees, which are both recognized ratably over the life of the advertising campaign.

As part of advertising campaign services, the Company may receive pay per click transaction fees and pay per message fees for certain campaigns. Transaction fees are recognized in the month that consumers receive or interact with the advertised content.

SaaS fees:    The Company’s Technology Platform provides data, analytics and other marketing services to brands and advertising agencies with access to a database of profiled Brands and Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Our SaaS platform provides our customers a detailed dashboard to measure all creator driven marketing campaigns as well as a marketplace allowing e-commerce brands to automate the process of on-boarding creators with per-transaction incentives for enabling e-commerce transactions. Revenue from SaaS platform subscriptions is recognized ratably over the life of a subscription.

Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for subscription and pay-per-view programming, the Company evaluates whether the Company is the principal or agent in the arrangement. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. The Company has revenue-share arrangements where the Company is the principal, such as serving as the provider of content for subscription and pay-per-view programming. Revenue from continuing operations from revenue-share arrangements was $2.9 million and $3.4 million for the three months ended March 31, 2024 and 2023, respectively. Costs associated with revenue-share arrangements are recognized as part of cost of revenue. For the three months ended March 31, 2024 and 2023, cost of revenue paid to third parties amounted to $1.3 million and $1.8 million, respectively. The Company determined that it was the principal for all subscription and pay-per-view arrangements during the three months ended March 31, 2024 and 2023; no revenue was recognized on an agent net basis for those periods.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 4 — REVENUE (cont.)

Live Event Ticket Sales and Streaming “Consumer Revenue”

The Company’s live event revenues consist principally of (a) licensing fees from media rights to broadcast or stream the events, and (b) in-venue, pay-per-view, subscriptions, ticket sales and merchandise sales. For event-related media licensing contracts, the transaction price is either fixed for an event or a series of events, or variable based on the achievement of certain metrics, such as number of viewers. Revenue from media licensing contracts may be for a single-event or for a series of events. Revenue from media licensing contracts for a series of events is allocated evenly over the number of events as those events provide substantially similar benefits to the customer. Media licensing revenue is recognized when the event has concluded as the performance obligation is satisfied, and variable revenue is determinable. Revenue from live event in-venue ticket sales is recognized on the date the event is completed when the performance obligation is satisfied, and variable revenue is determinable. Variable consideration for pay-per-view ticket sales are estimated and recognized when the event is aired based on initial estimates of pay-per-view ticket sales received from the third-party distributors, which are updated each reporting period based on the latest information available. Revenue from merchandise sales is recognized when the merchandise is sold at an event or based on the terms of the contract for merchandise licensing.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the condensed consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the three months ended March 31, 2024 and 2023 were immaterial.

Disaggregation of Revenue

As discussed in Note 2 — Segments, the Triller platform supports all creators in the social media ecosystem. Economic factors impact all creators and users of the Triller platform, and by extension the Company’s revenue streams, in a similar manner.

In the following table, revenue is disaggregated by primary geographical market (in thousands):

	Three Months Ended March 31,
Country/Region	2024	2023
United States	7,808	6,323
United Kingdom	991	—
Canada	197	490
Australia	265	—
Germany	141	—
Rest of Europe	273	—
Rest of Americas	90	—
Rest of Asia Pacific	163	38
Others	15	2,299
	9,943	9,150

In the following table, revenue is disaggregated by Brand and Consumer Revenue (in thousands):

		Brands Revenue
	Total	Brands for Brand Sponsorship and Advertising	Media Brands for Streaming of Live Events	Total Consumer Revenue
Three Months Ended March 31, 2024	9,943	5,331	666	3,946
Three Months Ended March 31, 2023	9,150	4,773	750	3,627

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 4 — REVENUE (cont.)

In the following table, revenue is disaggregated by Point In Time and Over Time Revenue (in thousands):

	Total	Point In Time	Over Time
Three Months Ended March 31, 2024	9,943	3,756	6,187
Three Months Ended March 31, 2023	9,150	4,359	4,791

Contract Balances

The following table provides information about contract assets and contract liabilities from Brand Sponsorships and Advertising, and Live Event Ticket Sales and Streaming contracts with customers (in thousands):

	March 31, 2024	December 31, 2023
Receivables, included in accounts receivable	$3,525	$3,116
Contract liabilities, included in other current liabilities	$5,406	$6,159

Receivables relate to brand sponsorship and advertising, and live event media licensing and ticket sales contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $0.4 million for the three-month period ended March 31, 2024.

The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivable is presented net of an allowance for doubtful accounts of $0.3 million and $0.2 million at March 31, 2024 and 2023, respectively. Accounts receivable are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible. The additional reserves and write-offs during the three months ended March 31, 2024 and 2023 were immaterial to the financial statements.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the brand sponsorship and advertising and live event media licensing and ticket sales contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Brand Sponsorship and Advertising contracts are considered satisfied when each advertisement is shown. Brand Sponsorship and Advertising contracts tend to span 1 to 3 months from the time the Company enters into the contract with the customer to the time that the events take place and performance obligations are satisfied. Performance obligations related to the Live Event Ticket Sales and Streaming contracts are considered satisfied when each live event takes place. Live Event Ticket Sales and Streaming contracts tend to span 1 to 12 months from the time the Company enters into the contract with the customer to the time the events take place and performance obligations are satisfied. Accordingly, all contract liabilities are classified as current liabilities, and the Company does not have any contract costs classified as contract assets. As of March 31, 2024, the Company estimates that all of its contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities decreased by $0.7 million during the three months ended March 31, 2024 due to revenue recognized for events held and advertisements shown during the period, offset by payments received from customers prior to the satisfaction of performance obligations.

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). For the three months ended March 31, 2024 and 2023, there were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 5 — MEMBERS’ EQUITY

Member’s equity

Classes of Units/Units Authorized

During the period of these financial statements, the Company was a limited liability company (See Note 1). The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company had seven classes of units. Six are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, Series A-1 Preferred Units and Series AA-1 Preferred Units. The seventh is a class of profit interests designated as Service Provider Units (“SPUs”). On August 17, 2022, the Company had converted its former Class A common units to either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders) and began to issue preferred units.

The Company is authorized to issue 48,470,485 Series A-1 Preferred Units (subject to automatic increase with respect to antidilution adjustments and/or issuance of additional A-1 units as a result of warrants or convertible debt). The Company is authorized to issue an unlimited number of Series AA-1 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, and SPUs.

Voting Rights

Pursuant to the Company’s Operating Agreement, each Series A-1 and Class A Common Unit is entitled to one vote, each Class C-2 Common Unit has 10 votes and the Series AA-1 Preferred Units, Class B Common Units and Class C-1 Common Units are non-voting. The Operating Agreement also provides for certain special protective rights for the Series A-1 unit holders, such that certain corporate actions, as specified in the LLC Agreement, are prohibited without the affirmative vote or written consent of a majority-in-interest of the Series A-1 Preferred unit holders. The Board of Directors of the Company is comprised of seven directors.

General Distributions

Distributions will only be made in such amounts and at such times as determined by the Board of Directors in its sole and absolute discretion. Distributions, if declared by the Board, will be made (i) solely to the holders of Series A-1 Preferred Units until such time as their preferred unreturned capital value has been reduced to zero; and (ii) after the payment of all distributions required by clause (i), to all unit holders other than the holders of Series AA-1 Units, pro rata in accordance with their percentage interests; provided, however that each SPU structured as a profits interest will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).

Unless otherwise stated in a service agreement and/or any applicable SPU grant award, all SPUs are initially designated as unvested units. Unvested units (unless and until forfeited) are considered outstanding for all purposes, except that any distributions that otherwise would be made to unvested units are held back and not distributed to the service provider unless and until such unvested units become vested.

Distributions upon Liquidation or Deemed Liquidation

In the event of any voluntary or involuntary liquidation of the Company or Deemed Liquidation Event (defined below), the holders of Preferred Units are entitled to receive, prior to any payment to the holders of common units or SPUs, and in the following order of priority, the following amounts: (i) first, ratably to the holders of Series A-1 Preferred Units, an amount per unit equal to their preferred unreturned capital value; (ii) second, to the extent there remain any amounts available after the payments required by clause (i), ratably to the holders of Series AA-1 Preferred Units, an amount equal to the greater of (x) their preferred unreturned capital value and (y) such amount per unit as would have been payable had all Series AA-1 Preferred Units been common units at the time of such liquidation or Deemed Liquidation Event. Then, any remaining cash or property will be distributed among the holders of Series A-1 Preferred Units, common units, and SPU’s pro rata in accordance with their aggregate holdings, treated as a single class of

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 5 — MEMBERS’ EQUITY (cont.)

units, except that (i) each SPU, as a profits interest, will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement). “Deemed Liquidation Events” as defined in the LLC Agreement include (i) mergers or consolidations in which the units outstanding prior to such merger or consolidation do not continue to represent at least a majority of the voting power of the equity securities of the surviving or resulting entity, or (ii) the sale or other disposition of all or substantially all the Company’s assets.

A “Deemed Liquidation” redemption feature in an equity security could cause a forced redemption of units by the Company due to a factor that is outside of the Company’s control, thus resulting in the equity being classified in temporary or mezzanine equity. However, the Company’s “Deemed Liquidation” distribution clause falls into an exception from temporary equity classification because there would be a distribution to all of the Company’s classes of unitholders and each class of unitholders would receive the same form of consideration in the event of a “Deemed Liquidation”.

Other Potential Equity Securities

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, “Warrants”). Refer to Note 7, Warrants, for further details on the Company’s Warrants. The Company has also issued convertible promissory notes payable that are convertible into equity units. Refer to Note 10, Debt, for further details on the Company’s convertible promissory notes payable.

In 2021, the Company authorized the creation of its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 117,531,510 Class B Common Units for future issuance upon the issuance and settlement of equity awards and the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company.

In January 2022, a shareholder elected to redeem approximately 0.9 million units of the redeemable Class B Common Units for $7.3 million in cash due from the Company. The redemption of the Triller units has not been affected as of March 31, 2024 and the units remain outstanding. Since the redeemed units were not paid as of March 31, 2024, $7.3 million is reflected on the condensed consolidated financial statements within other current liabilities.

Future Unit Issuances

Antidilution

Certain of the Company’s agreements for business acquisitions and subscription agreements for the sale of common units include antidilution clauses that require the Company to issue additional LLC Units in certain circumstances, including in the event the Company issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. The counterparties to these agreements are existing unitholders. The economic impact of these antidilution clauses is analogous to that of antidilution adjustments to the conversion price of convertible instruments. Through March 31, 2024, certain financing transactions were executed that may give effect to the antidilution clauses in several contracts. However, except for the activity noted below, to date, the Company has not issued any additional units pending further evaluation of whether all requisite criteria were met, discussions with the counterparties to the contracts, and approval by the Board of Directors. The number of additional LLC units that may be issued under these clauses is not yet known at this time.

2024 Activity

During the three months ended March 31, 2024, the Company entered into a Unit Issuance Agreement dated February 5, 2024 with the former stockholders of the Company’s subsidiary Flipps Media, Inc. (together with certain assignees thereof, the “Recipients”) providing for the issuance to the Recipients of up to 6,008,818 Class B common units and the cancellation of up to 1,600,002 warrants with a weighted average exercise price of $2.035 held by the Recipients

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 5 — MEMBERS’ EQUITY (cont.)

in full and final satisfaction of the Recipients’ antidilution rights under the agreements governing the Company’s acquisition of Flipps Media, Inc. The parties held an initial closing under the agreement on February 12, 2024 in which the Company issued 6,008,818 Class B units and canceled 1,600,002 Class B warrants.

On January 11, 2024, the Company entered into a Debt Modification and Equity Reclassification Agreement with Aryana Healthcare Foundation, BASM Hold Co LLC and BAS Living Trust whereby the Company cancelled and exchanged each promissory note held by these entities as well as 949,812 Series AA-1 preferred units held by these entities and issued in exchange (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of $15.8 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. Bobby Sarnevesht, one of the Company’s founders and Chief Executive Officer, is the trustee of the BAS Living Trust and his mother Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, BASM HoldCo LLC and the trustee of the AS Trust. Refer to Note 10, Debt, for further details on the convertible debt.

2023 Activity

During the year ended December 31, 2023, the Company issued an aggregate of 2,616,268 Class B common units in satisfaction of its obligations under purchase agreements pertaining to the Company’s acquisitions of its Julius and BKFC subsidiaries.

NOTE 6 — NET LOSS PER UNIT

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A, Class B, Class C-1 and Class C-2 Common Units share equally in net losses. The Company considered the Class A Common Units, Class B Common Units, Class C-1 and Class C-2 as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s losses, when and if they occur.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	(in thousands, except per unit amounts) Three Months Ended March 31, 2024
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders.	$(8,677)	$(27,278)	$(5,252)	$(9,204)	$(50,411)
Weighted average units outstanding, basic and diluted	36,069	113,397	21,833	38,263	209,562
Net loss from continuing operations per unit basic and diluted	$(0.24)	$(0.24)	$(0.24)	$(0.24)	$(0.24)

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 6 — NET LOSS PER UNIT (cont.)

	(in thousands, except per unit amounts) Three Months Ended March 31, 2023
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders.	$(5,343)	$(12,920)	$(3,234)	$(6,910)	$(28,407)
Weighted average units outstanding, basic and diluted	36,069	87,222	21,833	46,651	191,775
Net loss from continuing operations per unit basic and diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)

For the three months ended March 31, 2024 and 2023, the weighted average units outstanding includes 20,457,803 and 13,234,740 units, respectively, of warrants due to their low exercise price (less than $0.10).

A reconciliation of the numerator of the loss per common unit is as follows:

Numerator	(in thousands) Three Months Ended March 31
	2024	2023
Net loss from continuing operation	$(51,332)	$(28,977)
Net loss attributable to non-controlling interest from continuing operations	(921)	(570)
Net loss attributable to Triller shareholders	(50,411)	(28,407)
Adjustments to numerator:
Deemed distributions to unitholders	—	—
Change in fair value of warrants and long-term debt(1)	—	—
Total adjustments to numerator	—	—
Adjusted net loss from continuing operation attributable to common unitholders	$(50,411)	$(28,407)

____________

(1)      For the three months ended March 31, 2023 and 2024, the loss on the change in fair value of warrants and debt million was not included as an adjustment to the numerator in the adjusted net loss per unit calculation because the effect would be anti-dilutive.

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from the calculation of diluted net loss per unit attributable to common unitholders for the three months ended March 31, 2024 and 2023:

	(in thousands) Three Months Ended March 31,
	2024	2023
Options	10,808	11,366
Warrants	123,620	129,400
Convertible Notes (if-converted)	15,694	9,987
Total	150,122	150,753

Refer to the face of the condensed consolidated statements of operations and comprehensive loss for basic and diluted net loss per unit for discontinued operations.

NOTE 7 — WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates,

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 7 — WARRANTS (cont.)

and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Change in fair value of warrants and long-term debt on the condensed consolidated statements of operations and comprehensive loss.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 9, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 11, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 10,618,304 Class A Common Warrants were issued and outstanding as of both March 31, 2024 and December 31, 2023, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from July 9, 2027 to November 4, 2029. No Class A Common Warrants have been exercised as of March 31, 2024 or December 31, 2023. Of the total Class A Common Warrants that are outstanding as of March 31, 2024 and December 31, 2023, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability-classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense), net on the condensed consolidated statements of operations and comprehensive loss. The remaining 6,430,000 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability classified Class A Common Warrants for the three months ended March 31, 2024 was as follows:

Class A Common Warrants
Outstanding at December 31, 2023	10,618,304
Issued	—
Forfeited	—
Outstanding at March 31, 2024	10,618,304

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 7 — WARRANTS (cont.)

Class B Common Warrants

Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 125,023,392 and 123,677,697 Class B Common Warrants are issued and outstanding as of March 31, 2024 and December 31, 2023, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance.

Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from June 6, 2024 to August 3, 2035. As of March 31, 2024, 4,094,106 Class B Warrants have been exercised in exchange for proceeds of approximately $12.6 million. Of the total Class B Common Warrants that are outstanding as of March 31, 2024 and December 31, 2023, 3,775,259, are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability-classified warrants were issued during 2020. The liability-classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the condensed consolidated statements of operations and comprehensive loss. The remaining Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability-classified Class B Common Warrants for the three months ended March 31, 2024 was as follows:

Class B Common Warrants
Outstanding at December 31, 2023	123,677,697
Granted	3,002,114
Exercised	(56,417)
Forfeited	—
Cancelled	(1,600,002)
Outstanding at March 31, 2024	125,023,392

Series A-1 Preferred Warrants

Series A-1 Preferred Warrants were issued on August 18, 2022 in connection with the issuance of a Senior Convertible Promissory Note. Refer to Note 10, Debt, for further information on the Series A-1 Preferred Warrants.

BKFC Warrants

In April and May 2023, the Company’s subsidiary, Bare Knuckle Fighting Championships, Inc. (“BKFC”), issued warrants to purchase 215,000 shares of common stock of BKFC as equity-based compensation to various service providers. Each warrant is exercisable in whole or in part at the election of the holder at an exercise price per share of $5.233 and expires on the fifth (5th) anniversary of its issuance date. Warrants to purchase BKFC shares have also been issued in connection with certain financing transactions. See Note 10, Debt, for further details related to these warrants for BKFC shares.

NOTE 8 — OPERATING LEASES AND RIGHT OF USE (ROU) ASSETS

There have been no significant changes to the operating leases and right of use assets from that reported in the Annual Financial Statements included elsewhere in this registration statement.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 9 — UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Members’ Equity, and Note 7, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units.

The Company has issued SPUs to brand ambassadors, social media influencers, various musicians and other parties who have provided services such as live performances to the Company and its affiliates. See Note 5, Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a first year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of March 31, 2024, there were 10,807,859 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the three months ended March 31, 2024 and 2023:

Expected Term:    Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate:    The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield:    The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility:    As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the three months ended March 31, 2024 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at December 31, 2023	13,721,466	$2.11
Unvested at December 31, 2023	1,000,000	$2.01
Vested and expected to vest at December 31, 2023	12,721,466	$3.36
Granted	—	—
Vested	—	—
Forfeited	—	—
Expired	—	$—
Outstanding at March 31, 2024	13,721,466	$2.11
Unvested at March 31, 2024	1,000,000	$2.01
Vested and expected to vest at March 31, 2024	12,721,466	$3.36

There is no unrecognized unit-based compensation expense as of March 31, 2024 related to SPUs.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

Class A Common Warrants

A summary of equity-classified Class A Common Warrant activity and related information for the three months ended March 31, 2024 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	6,430,000	$1.02	5.42
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at March 31, 2024	6,430,000	$1.02	5.16

There is no unrecognized unit-based compensation expense as of March 31, 2024 related to Class A Common Warrants.

Class B Common Warrants

A summary of equity-classified Class B Common Warrant activity and related information for the three months ended March 31, 2024 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	119,902,438	$5.27	3.10
Granted	3,005,640	0.01	5.00
Exercised	(56,417)	0.01	4.75
Cancelled	(1,600,002)	2.04	2.42
Expired	—	—	—
Outstanding at March 31, 2024	121,251,659	$5.18	2.88

As of March 31, 2024, total unrecognized unit-based compensation expense related to Class B Common Warrants is $0.2 million, which is expected to be recognized over a weighted-average period of 1.28 years.

Unit Options (“Options”)

A summary of Option activity and related information for the three months ended March 31, 2024 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	10,807,859	$8.01	8.21
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding at March 31, 2024	10,807,859	$8.01	7.96

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 9 — UNIT-BASED COMPENSATION (cont.)

As of March 31, 2024, total unrecognized unit-based compensation expense related to Options is $9.5 million, which is expected to be recognized over a weighted-average period of 1.96 years.

Restricted Performance Units

In July 2022, the Company granted the Company’s CEO 4,961,248 restricted Common B Units, which are subject to both time based and performance based vesting conditions. The performance stock condition requires the Company to be publicly listed. To the extent any of the performance-based requirement is met, the Company’s CEO must also provide continued service to the Company through 180 days after the initial public listing to receive the Common B Units underlying the grant.

The fair value of the restricted Common B Units was $56.4 million, and have a grant date fair value per share of $11.37, which was estimated using an option pricing model in a hybrid framework. At March 31, 2024, the Company had unrecognized employee unit-based compensation expense of approximately $56.4 million, which is expected to be recognized over the 180 day period after achieving an initial public listing of securities.

Compensation Expense

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for the three months ended March 31, 2024 and 2023:

	Class B Common Warrants
	Three Months Ended March 31,
	2024	2023
Expected volatility	65.0%	80.0%
Expected term (years)	5.0	0.34
Expected dividend yield	0%	0%
Risk-free interest rate	3.84%	4.67%
Grant date fair value per unit	$6.84	$6.98

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for three months ended March 31, 2023:

Options
Three Months Ended March 31, 2023
Expected volatility	75.0%
Expected term (years)	5.59
Expected dividend yield	0%
Risk-free interest rate	4.26%
Grant date fair value per unit	$4.7031

No common options were granted to employees for the three months ended March 31, 2024.

Total unit-based compensation cost was as follows (in thousands):

	Three Months Ended March 31,
	2024	2023
Cost of revenues	$237	$(68)
Research and development	46	786
Selling and marketing	172	18
General and administrative	795	53
Total unit-based compensation expense	$1,250	$789

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT

Debt is summarized as follows (in thousands):

	Outstanding principal	Carrying value March 31, 2024	Carrying value December 31, 2023
	March 31, 2024
Promissory notes(1)
Aryana Note(2)	$—	$—	$4,347
BASM Note(2)	—	—	892
Various related party notes(2)	1,065	1,107	1,358
Non-related party notes	4,092	4,331	3,488
	5,157	5,438	10,085
Convertible notes
Verzuz(2)(3)	17,000	16,039	41,758
BC Ticketing(3)	10,207	10,691	12,670
BRCR(3)	8,465	8,850	10,831
Capital Truth Convertible Notes(3)	24,779	24,857	29,147
Saberra Triller 1 LLC(2)(3)	1,342	1,311	862
Manole Capital(3)	1,813	1,747	1,812
Various related party notes(2)(3)	1,089	1,106	8,914
Various non-related party notes(3)	23,016	22,882	764
	87,711	87,483	106,758
Senior convertible notes
TFI Note(2)(3)	25,000	45,864	41,806
TFI December Note(2)(3)	10,323	17,953	16,200
	35,323	63,817	58,006
Other debt	2,316	2,316	2,355
Total Debt	130,507	159,054	177,204
Less: Current portion of long-term debt	109,878	139,220	(172,723)
Long-term Debt	$20,629	$19,834	$4,481

____________

(1)      Excluding PIK interest

(2)      Related-party note payable

(3)      Measured under fair value option

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1.6 million (the “PPP loan”), under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP loan provided for an interest rate of 1.00% per year and matured two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 which was enacted on June 5, 2020. The PPP Loan was subject to forgiveness to the extent proceeds of the loan were used for eligible expenditures. The PPP loan was permitted to be used for payroll costs, certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020. Under the terms of the CARES Act and the PPP Flexibility Act, the Company applied for forgiveness of the loan in July 2021. However, the Company has not yet received notification by the SBA that the debt is officially forgiven. Thus, the PPP loan is included in current portion of long-term debt on the accompanying condensed consolidated balance sheets.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

Convertible Promissory Notes and Exchange for Preferred Units

On August 17, 2022, the entire principal balance and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory Notes in the aggregate principal amount of $29.7 million (the “Exchanged Notes”), as described below, were exchanged for 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 15, Related Party Transactions.

Beginning in November 2021, the Exchanged Notes had been issued as subordinated convertible promissory notes to certain investors. The aggregate principal amount outstanding under the Exchanged Notes was $29.7 million (of which $20.7 million was due to related parties, refer to Note 15, Related Party Transactions) as of the conversion date. Interest on the Exchanged Notes accrued at a rate of 7.5% per annum and was payable in Class B Common Units (“PIK Interest”), with the fair market value of such units determined by the Company’s Board of Directors and added to the outstanding principal amount of each note on each anniversary of the date of issuance. The Company was permitted to prepay the notes at par together with all accrued but unpaid interest at any time in cash.

The Exchanged Notes were convertible into Class B common units under various circumstances as defined in the original note agreements. The exchange for preferred units was not a condition of the Exchanged Notes’ original terms, but the exchange was agreed upon by the Company and the note holders on August 17, 2022 in connection with the adoption of an Amended and Restated LLC Agreement of the Company. The difference between the carrying value of the Exchanged Notes and the value of the preferred units was recorded in equity.

2022 Senior Convertible Note — Original Note

On August 18, 2022, a Senior Convertible Note with a principal amount of $25.0 million (“TFI Note”) was issued to Total Formation Inc. (“TFI”), which is a related party, in exchange for proceeds of $25.0 million. The TFI Note bears 15% annual interest and is payable on demand by TFI at any time on or after August 18, 2023 (“Maturity Date”). On August 18, 2023, the Company entered into Amendment No. 1 to the TFI Note, which extended the maturity date of the note to November 1, 2023. On November 28, 2023, the Company entered into Amendment No. 2 to the TFI Note, which extended the maturity date of the note to February 1, 2024. On March 26, 2024, the Company entered into Amendment No. 3 to the TFI Note, which extended the maturity to August 1, 2024. The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount, together with all accrued but unpaid interest, payable immediately.

The TFI Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000) (a “Subsequent Offering”). The Noteholder shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of this TFI Note then outstanding, together with all accrued interest on the portion of this TFI Note so prepaid.

In the event the Company consummates a sale of the Company prior to the Maturity Date, the Company shall repay the noteholder, in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full.

At any time while the TFI Note remains outstanding, at the option of TFI, all or any portion of the principal amount and interest may be converted into Series A-1 Preferred Units (the “Preferred Units”). The number of Preferred Units that the note will convert into is based upon the conversion price equal to, at the time of conversion, the lesser of (1) $8.3579, (2) the per-share or per-unit offer price to the public in connection with an underwritten initial public offering (“IPO”) of shares multiplied by 0.80, or if the Company (or its successor) completes a direct listing of

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

its securities (together with an IPO, the “IPO Transactions”) on a national securities exchange or marketplace, the average of the closing trading per-share or per unit price of such securities during the first 5 days of trading multiplied by 0.80, or (3) the per-unit price of any financing transaction in which Preferred Units are sold multiplied by 0.80 (the “Conversion Price”) and shall be determined by dividing the amount of then-outstanding principal that TFI desires to be converted, together with all accrued but unpaid interest on such amount, by the Conversion Price, and rounding the result to the nearest whole Preferred Unit. If the Company has consummated a restructuring wherein its Preferred Units have been converted into Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), at the option of TFI, the TFI Note may be converted into shares of Series A-1 Preferred Stock. The Preferred Units or shares of Series A-1 Preferred Stock (the “Conversion Securities”). The Conversion Price will be equitably adjusted in the event of any dividends or distributions, splits, reverse splits, mergers, reorganizations, or other similar actions and recapitalizations taken with respect the Conversion Securities.

In the event the Company at any time or from time to time after the date of the TFI Note, issues or becomes obligated to issue Class B Common Units to TFI and/or any of its affiliates, then and in each such event the Conversion Securities shall be deemed to include an additional number of Class B Common Units that TFI would have received if this Note have been converted into Series A-1 Preferred Units on the date of such issuance. Minimal debt issuance costs were incurred related to the TFI Note.

The TFI Note was valued at a fair value of $34.2 million as of its issuance date of August 18, 2022. As of March 31, 2024 and December 31, 2023, the TFI Note was reported at a fair value of $45.9 million and $41.8 million, respectively, and is included in Current portion of long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a loss of approximately $4.1 million and $0.7 million, respectively, on the change in fair value of the TFI Note, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Concurrently with the issuance of the TFI Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $3.3 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 598,236 units or execute a net settlement for the incremental units if the fair value of a Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

On August 18, 2022, the Company also entered into a Share Conversion Agreement with TFI pursuant to which all Class A Common Units and Class B Common Units previously held by TFI were converted into 34,163,117 Series A-1 Preferred Units. This unit conversion transaction had an incremental fair value of $164.9 million and was accounted for as a deemed distribution to the Series A-1 Preferred unitholder. TFI was the sole holder of Series A-1 Preferred Units as of the transaction date of August 18, 2022.

Also, as part of the Share Conversion Agreement, the Company agreed that all Common Warrants to purchase Class B Common Units previously held by TFI were exchanged for a Preferred Warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. This warrant conversion transaction had an incremental fair value of $45.0 million and was also accounted for as a deemed distribution to the Series A-1 Preferred unitholder.

2022 Senior Convertible Note — December Note

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to TFI (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023. On August 18, 2023, the Company entered into Amendment No. 1 to the TFI December Note, which extended the maturity date of the note to November 1, 2023. On November 28, 2023, the Company entered into Amendment No. 2 to the TFI December Note, which extended the maturity date of the note to February 1, 2024. On March 26, 2024,

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

the Company entered into Amendment No. 3 to the TFI December Note, which extended the maturity to August 1, 2024. As additional amounts are advanced by TFI to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by TFI to the Company. The TFI December Note was measured at its fair value on issuance date of December 31, 2022 at $2.4 million. As of December 31, 2023, the full amount of the Bridge Loan Advances had been received by the Company.

The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount of the TFI December Note, together with all accrued but unpaid interest, payable immediately. The TFI December Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000.00) (a “Subsequent Offering”). TFI shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of the TFI December Note then outstanding, together with all accrued interest on the portion of the note so prepaid. In the event the Company consummates a sale of the Company prior to August 18, 2023, the Company shall repay TFI in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI December Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full. Minimal debt issuance costs were incurred related to this TFI December Note.

The TFI December Note has the same conversion feature as the TFI Note.

As of March 31, 2024 and December 31, 2023, the TFI December Note was reported at a fair value of $18.0 million and $16.2 million, respectively, and is included in Current portion of long-term debt on the condensed consolidated balance sheet. For the three months ended March 31, 2024 and 2023, the Company recognized a loss of approximately $1.8 million and $4.4 million, respectively, on the change in fair value of the TFI December Note, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $2.0 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 239,295 units or execute a net settlement for the incremental units if the fair value of the Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties.

The Verzuz Notes bear interest at 3% per annum. Interest is payable in cash or by issuing additional units upon conversion of the notes, or upon repayment of the notes (at the Company’s option if no event of default has occurred). The Verzuz Notes may be prepaid in whole or in part at any time without penalty or premium. With respect to $27.0 million principal amount of the notes, the Company is required to make installment repayments of principal and

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

accrued interest following the closing of each equity financing transaction for capital raising purposes, as defined in the note agreement (“Subsequent Financing”) that the Company consummates, in the amount of 12.5% each of the net proceeds received by the Company in such Subsequent Financing (total of 25% of the net proceeds received). A minimum installment under this clause of $9.0 million is due and payable within twelve months of December 31, 2022, pursuant to a Settlement Agreement with the Verzuz members.

The Verzuz Notes and accrued interest are convertible into Class B Common Units at the holders’ option at any time. The conversion price per unit is the greater of 85% of the then-current fair market value of each unit, or a price floor. The price floor is the price per unit which correlates with a $2.0 billion valuation of the Company. The Verzuz Notes will automatically convert into Class B Common Units in the event of a change of control (as defined) at a conversion price equal to the greater of 85% of the unit value determined by the change of control event or the price floor, which is the price per unit which correlates with a $2.0 billion valuation of the Company.

If the Company fails to pay any principal or interest amount on a timely basis or there is an event of voluntary or involuntary insolvency or bankruptcy, an event of default will have occurred, and the holders of the Verzuz Notes may declare the notes immediately due and payable.

On August 18, 2023, the Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputed that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right. The claim was settled on February 16, 2024.

Effective February 16, 2024, the Company entered into the Amended and Restated Settlement Agreement with the founders of Verzuz whereby the Company agreed with the founders of Verzuz to (i) cancel the convertible notes having an aggregate balance of $10.0 million and extinguish $0.4 million of accrued interest payable on these notes through February 10, 2024, such that all of the accrued and unpaid interest on the canceled convertible notes is extinguished; and (ii) amend the convertible notes with an aggregate balance of $27 million to have an aggregate balance of $17 million and extinguish $0.4 million of accrued interest payable on the amended convertible notes through February 10, 2024, such that the amended convertible notes have accrued interest of $2.0 million as of February 10, 2024. Immediately prior to the Company’s Reorganization, the $17.0 million balance of the Verzuz Note will automatically be converted into a number of Class B units of Triller Hold Co LLC as is determined by dividing the total notes balance at such time by the fair market value of the Class B Units as determined by the Company in its sole discretion at the time of conversion. Upon consummation of the Reorganization, the Class B units will be exchanged into shares of the Company’s Series A common stock.

As of March 31, 2024 and December 31, 2023, the Verzuz Notes are recorded at fair value of $16.0 million and $41.8 million, respectively, and is included in the convertible debt on the accompanying condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain of $5.7 million and $0.03 million, respectively, on the change in fair value of the Verzuz Notes, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

BRCR Notes

During 2022, the Company entered into several promissory notes with unaffiliated party in the aggregate amount of $7.5 million (together, the “BRCR Promissory Note”). Under the terms of the BRCR Promissory Note, the note contained a 20% finance charge and bore simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week and were payable upon demand by the holder at any time after the twenty (20)-day anniversary of their respective issuance dates.

On January 24, 2023, the BRCR Promissory Note was extinguished by the issuance of several unsecured convertible promissory notes with an aggregate principal balance of $8.5 million (the “BRCR Convertible Note”) issued to BRCR Consulting, Inc. (“BRCR”) under the Amendment and Consolidation of Loans Agreement dated January 24, 2023

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

(the “Consolidated Loan Agreement”). The extinguishment of the promissory note on January 24, 2023 in exchange for the convertible notes and warrants was at the carrying value of the existing BRCR Promissory Note, resulting in no gain or loss on extinguishment or fair value adjustment.

The BRCR Convertible Note bears interest at 7.5% per annum and is payable on demand at any time after the date of issue. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount of this note, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to this note.

As of March 31, 2024, the BRCR Convertible Note is recorded at fair value of $8.9 million and is included in current debt on the condensed consolidated balance sheets. For three months ended March 31, 2024 and 2023, the Company recognized a gain of approximately $2.0 million and a loss of $2.0 million, respectively, on the change in fair value of the BRCR Notes, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Concurrently with the issuance of the BRCR Convertible Note, the Company issued 1,193,869 Class B Common Unit warrants at an exercise price per unit of $0.01 to the underlying note holders as partial consideration for their investment. These warrants have not yet been exercised.

Capital Truth Convertible Notes

During 2023, the Company issued several Unsecured Convertible Promissory Notes with Capital Truth Holdings, Ltd. (“Capital Truth Convertible Notes”) for up to $30.0 million with a maturity date at the request of the holder on or after the 180-day anniversary of the date of issuance. The Notes bear simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the Notes are paid in full or converted. At any time while these Notes remain outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest, into Class B common units of the Company. The Notes automatically convert into class B common units of the Company in the event of a subsequent equity financing, direct listing or change of control. The Capital Truth Convertible Notes are subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note. As of March 31, 2024 and December 31, 2023, the Company has received $24.8 million and $23.7 million, respectively, under the Capital Truth Convertible Notes.

As of March 31, 2024, the Capital Truth Convertible Notes are recorded at a fair value of $24.9 million and are included in Current portion of long-term debt on the condensed consolidated balance sheets. For three months ended March 31, 2024 and 2023, the Company recognized a gain of approximately $5.4 million and a loss of $1.0 million, respectively, on the change in fair value of the Capital Truth Convertible Notes, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

In connection with the Capital Truth Convertible Notes, the Company issued 3.0 million Class B common units to Capital Truth Holdings, Ltd. on October 21, 2023, which represents a cost of financing associated with incremental convertible note financing based on fair market value. The Company amended and extended the original Convertible Note agreement with Capital Truth by extending the maturity date and increasing the overall facility size from $20.0 million to $30.0 million.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

BKFC Convertible Notes

During April and May 2023, BKFC entered into several convertible notes with unaffiliated parties in the aggregate amount of $5.1 million (together, the “BKFC Notes”). The BKFC Notes bear interest at 12% per annum and mature in August 2023. BKFC may prepay any amount owed under the notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under the notes when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to these notes.

During the year ended December 31, 2023, partial cash payment of $0.1 million was made, and $5.2 million of the BKFC Notes were converted into 987,570 shares of BKFC common stock using a conversion price of $5.23, leaving no principal amount outstanding under the BKFC Notes as of December 31, 2023.

Concurrently with the issuance of the BKFC Notes, BKFC issued 555,500 BKFC Warrants at an exercise price per unit of $5.23 and 141,000 Company Class B Common Unit Warrants at an exercise price of $0.01 to the underlying note holders as partial consideration for their investment.

Various Related Party Convertible Notes

During the fourth quarter of 2022, various unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.7 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of March 31, 2024 and December 31, 2023, these notes were recorded at a fair value of $2.8 million and $3.3 million, respectively, and are included in Current portion of long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain on the change in fair value of such notes of approximately $0.5 million and $0.02 million, respectively, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

During 2023, various unsecured subordinated convertible notes with an aggregate principal amount of $4.5 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $4.5 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of March 31, 2024 and December 31, 2023, these notes are recorded at a fair value of $4.6 million and $5.6 million, respectively, and are included within Current portion of long-term debt and long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain of $1.0 million and $0, respectively, on the change in fair value of such notes, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

On January 11, 2024, the Company entered into a Debt Modification and Equity Reclassification Agreement with various related party promissory noteholders whereby approximately $5.5 million under the Company’s related party promissory notes, including the Aryana Note and BASM Note, was cancelled and exchanged for (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of $15.8 million and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01. These related party notes had a fair value totaling $15.8 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of March 31, 2024, these notes were recorded at a fair value of $15.5 million and are included in Current portion of long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024, the Company recognized a gain on the change in fair value of such notes of approximately $0.4 million, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the notes and as partial consideration for the noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 2,866,949 Class B Common Units at an exercise price per unit of $0.01 to the various related party convertible noteholders. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

Various Non-Related Party Convertible Notes

During the three months ended March 31, 2024 and the year ended December 31, 2023, various unsecured subordinated convertible notes with an aggregate principal amount of $0.4 million and $0.7 million, respectively were issued to various noteholders unaffiliated to the Company. Each of the notes bear 7.5% annual interest and are payable on demand at any time. As of March 31, 2024 and December 31, 2023, these notes are recorded at a fair value of $1.1 million and $0.8 million, respectively, and are included within Current portion of long-term debt and long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain of $0.1 million and a loss of $0.1 million, respectively, on the change in fair value of such notes, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

Concurrently with the issuance of the notes and as partial consideration for the noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 48,462 Class B Common Units at an exercise price per unit of $0.01 to the convertible noteholders. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

BC Ticketing Settlement and Convertible Note

The Company and BC Ticketing, LLC (“BCT”) previously entered into an arrangement that resulted in a dispute regarding the services provided by BCT pursuant to the prior arrangement and the payments and amounts owed by the Company in respect thereof (the “Dispute”). On March 31, 2023, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement.

As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of $0.01 per unit.

This BC Ticketing Note bears 7.5% annual interest and matured on September 30, 2023. The BC Ticketing Note is due on demand as of March 31, 2024. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount when due, or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and BCT will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to this note.

The BC Ticketing Note and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at BCT’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. The BC Ticketing Note will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, the BC Ticketing Note will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing). Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the BC Ticketing Note and as partial consideration for BCT’s investment, the Company issued to BCT a Class B Warrant to purchase 1,390,207 Class B Common Units at an exercise price per unit of $0.01. BCT may choose to purchase Class B Common Units at a fixed exercise price of $0.01 per unit or at a specified net settlement formula to the extent that the fair value of a Class B Unit exceeds the $0.01 exercise price.

On February 26, 2024, the Company received $0.4 million in advances from BC Ticketing, and issued a convertible note for $0.4 million and 49,365 warrants to purchase shares of the Company’s Class B common stock at an exercise price of $0.01 per share.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

As of March 31, 2024 and December 31, 2023, the BC Ticketing Note was recorded at fair value of $10.7 million and $12.7 million, respectively, and is included in the Current portion of long-term debt on the accompanying condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain of $2.3 million and a loss of $0.3 million, respectively, on the change in fair value of the BC Ticketing Note, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Sabeera Convertible Note

In December 2023 and January 2024, the Company received $0.7 million and 0.6 million, respectively under convertible notes issued to Sabeera Triller I LLC (collectively, the “Sabeera Convertible Note”). In connection with the Sabeera Convertible Note issued in December 2023 and January 2024, the Company issued warrants to Sabeera Triller I LLC to purchase 100,846 and 88,427, respectively, shares of the Company’s Class B common stock at an exercise price of $0.01 per share (which will be converted into 100,754 and 88,346, respectively, shares of the Company’s Class A common stock following the consummation of the Reorganization) were issued to Sabeera Triller I LLC. Refer to Note 15, Related Party Transactions, for further details

As of March 31, 2024 and December 31, 2023, the Sabeera Convertible Note was recorded at a fair value of $1.3 million and $0.9 million, respectively, and is included within Current portion of long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain a loss of $0.2 and $0, respectively, on the change in fair value of the Sabeera Convertible Note, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Manole Convertible Note

On December 1, 2023, Manole Fintech agreed to cancel and replace an existing promissory note (see Manole Note) with a convertible note in the principal amount of $1.8 million (the “Manole Convertible Note”) and a maturity date of March 31, 2024. As of March 31, 2024 and December 31, 2023, the Manole Convertible Note is reported at fair value of $1.7 million and $1.8 million, respectively, and is included within Current portion of long-term debt on the condensed consolidated balance sheets. For the three months ended March 31, 2024 and 2023, the Company recognized a gain of $0.1 million and $0, respectively, on the change in fair value of the Manole Convertible Note, which is included in Change in fair value of warrants and debt within Other income (expense) in the accompanying condensed consolidated statements of operations and comprehensive loss.

Promissory Notes

Related Party Promissory Notes

Prior to October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $3.9 million to various related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. During the three months ended March 31, 2024 and 2023, repayments made on these related party promissory notes totaled $0 and $0.12 million, respectively.

On January 11, 2024, the Company entered into a Debt Modification and Equity Reclassification Agreement with various related party promissory noteholders whereby approximately $5.5 million under the Company’s related party promissory notes, including the Aryana Note and BASM Note disclosed below, were cancelled along with the Series AA-1 preferred units held by these entities, and exchanged for (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of $15.8 million and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01. Refer above to Various Related Party Convertible Notes for further detail on the converted related party promissory notes.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

As of March 31, 2024 and December 31, 2023, the aggregate carrying value of the remaining related party notes, including accrued interest, was $1.1 million and $1.4 million, respectively.

Aryana Note

On October 21, 2022, a promissory note with a principal amount of $4.0 million was issued to the Aryana Health Care Foundation, which is a related party (“Aryana Note”). The Aryana Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issuance.

On January 11, 2024, the Company entered into a Debt Modification and Equity Reclassification Agreement with Aryana Healthcare Foundation whereby the Aryana Note was cancelled and exchanged for a (i) 7.5% unsecured subordinated convertible promissory note and (ii) warrants to purchase Class B common units at an exercise price per unit of $0.01. Refer to Related Party Promissory Notes above for further details. As of March 31, 2024 and December 31, 2023, the carrying value of the Aryana Note, net of debt premium, was $0 and $4.3 million, respectively.

BASM Note

On December 5, 2022, an unsecured subordinated promissory note with a principal amount of $2.5 million was issued to BASM, which is a related party (“BASM Note”). The BASM Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issue. Concurrently with the issuance of the note and as partial consideration for noteholder’s investment, the Company issued Common Warrants to purchase an aggregate of 1,410,436 Class B Common Units at an exercise price per unit of $0.01. The Common Warrant Holder can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price. Upon issuance, the proceeds of the note received by the Company of $2.5 million was allocated between the value of the BASM Note and the warrants issued concurrently on the basis of each instrument’s fair value. The value allocated to the Common Warrants on issuance date was $2.0 million and the value allocated to the BASM Note was $0.5 million.

On January 11, 2024, the Company entered into a Debt Modification and Equity Reclassification Agreement with BASM whereby the BASM Note was cancelled and exchanged for a (i) 7.5% unsecured subordinated convertible promissory note and (ii) warrants to purchase Class B common units at an exercise price per unit of $0.01. Refer to Related Party Promissory Notes above for further details. As of March 31, 2024 and December 31, 2023, the carrying value of the BASM Note, net of debt discount, was $0 and $0.9 million, respectively.

BKFC Promissory Notes

During 2023, the Company’s subsidiary, BKFC, entered into several promissory notes with unaffiliated parties in the aggregate principal amount of $2.4 million. These BKFC notes bear interest at 20% per annum and mature in December 2023. BKFC may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. During the three months ended March 31, 2024 and 2023, repayments made on these related party promissory notes totaled $0.3 million and $0, respectively. As March 31, 2024 and December 31, 2023, the carrying value of the remaining notes was approximately $1.6 million and $0.9 million, respectively.

Manole Note

On August 4, 2023, the Company entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note carries an annual rate of interest of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”) and David Feldman, Sr (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 10 — DEBT (cont.)

BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh (“RK”) pursuant to which RK has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, the Company issued warrants to purchase 75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of common stock of Triller at an exercise price of $0.01 per share. On December 1, 2023, Manole Fintech agreed to cancel and replace the remaining balance on the Manole Note with a convertible note for $1.8 million (see Manole Convertible Note). As of March 31, 2024, no amounts were due under the Manole Note.

Allrem Note

On October 9, 2023, the Company executed a $2.5 million promissory note in favor of Allrem BK Investors, LLC (the “Allrem Note”). The Allrem Note carries an annual rate of interest of 20% and matured on December 28, 2023. On February 14, 2024, the Company and Allrem BK Investors, LLC agreed to extend the maturity date of the Allrem Note to March 31, 2024. On February 14, 2024, the Company and Allrem BK Investors, LLC agreed to extend the maturity date of the Allrem Note to March 31, 2024. Proceeds raised from the Allrem Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Allrem Note was secured by 834,000 shares in BKFC held by Triller. In consideration of Allrem’s agreement to lend the principal amount of the note to Triller, (i) BKFC will issue to lender or its nominee a warrant which will be exercisable for 5 years to purchase 150,000 shares of Class A common stock of BKFC at an exercise price equal to $7.00 per share and (ii) Triller will issue to Allrem or its nominee a warrant to purchase 150,000 shares of Class A common stock of Triller at an exercise price equal to $0.01 per share. As of March 31, 2024 and December 31, 2023, approximately $2.7 million and $2.5 million, respectively, was due under the Allrem Note.

Five-year maturities

As of March 31, 2024, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in thousands):

2024	$109,878
2025	17,000
2026	—
2027	2,080
2028	1,549
Thereafter	—
Total	$130,507

Interest expense was $4.3 million and $0.3 million on the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2024 and 2023, respectively.

NOTE 11 — FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•        Cash and cash equivalents — The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

•        Accounts receivable — The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

•        Accounts payable and accrued expenses — The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

•        Warrants — Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•        Contingent earn-out liabilities — Fair value is estimated using a probability-weighted analysis, the time until each of the earn-out payments are paid out, and an appropriate discount rate.

•        Convertible Notes payable carried under the fair value option — Fair value is estimated using a Scenario Based Analysis simulation of the present value of each instrument’s cash flows.

Assets and liabilities measured at fair value are classified into the following categories:

•        Level 1:    Quoted market prices in active markets for identical assets or liabilities.

•        Level 2:    Observable market-based inputs or unobservable inputs that are corroborated by market data.

•        Level 3:    Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial liabilities as of March 31, 2024, that are measured at fair value on a recurring basis during the period (in thousands):

	March 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$51,069	$—	$—	$51,069
Convertible Notes payable for which the fair value option has been elected	151,300	—	—	151,300
Contingent earn-out liabilities	9,373	—	—	9,373
Total liabilities	$203,641	$—	$—	$203,641
	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$40,978	$—	$—	$40,978
Convertible Notes payable for which the fair value option has been elected	164,764	—	—	164,764
Contingent earn-out liabilities	9,373	—	—	9,373
Total liabilities	$165,270	$—	$—	$165,270

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are valued using Level 1 inputs while warrant liabilities, convertible notes payable for which the fair value option has been elected, and earnout liabilities are valued using Level 3 inputs. As discussed in Note 7, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815. For the three months ended March 31, 2024, the Company recorded a loss on the change in fair value of warrant liabilities of $10.1 million. For the three months ended March 31, 2023, the Company recorded a gain on the change in fair value of warrant liabilities of $1.7 million. These amounts are included in Change in fair value of warrants and debt in the accompanying condensed consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents changes in Level 3 liabilities measured at fair value for the three months ended March 31, 2024 (in thousands):

	Warrant liability	Convertible Notes payable	Contingent earn-out liability
Balance as of December 31, 2023	$40,978	$164,764	$9,373
Additions	—	18,328	—
Settlement(1)	—	(20,000)	—
Fair value measurement adjustments	10,091	(11,792)	—
Balance as of March 31, 2024	$51,069	$151,300	$9,373

____________

(1)      On February 16, 2024, the Company and the former owners of the Company’s subsidiary Verzuz LLC entered into the Amended and Restated Settlement Agreement, pursuant to which, among other items, cancelled and reduced the convertible notes by an aggregate principal amount of $20.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz. Refer to Note 10, Debt, for details.

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). For the three months ended March 31, 2024 and 2023, the total change in fair value of the Company’s contingent earn-out liability was $0 and $0.2 million, respectively, which is included in Contingent consideration expense in the accompanying condensed consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework. The resulting amounts are then discounted to present value.

As of December 31, 2022, there were several contingent earn-out liabilities that were valued using the respective expected payment terms ranging from 0.64 to 1.2 years, discount rates ranging from 10.0% to 13.6%, and the fair value per Class B Common Unit of Triller was estimated to be $7.04. As of March 31, 2024, the remaining contingent earn-out liabilities were expected to be paid in full within 0.5 years and have been fully accrued as of March 31, 2024.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in General and administrative expense in the accompanying condensed consolidated statements of operations and comprehensive loss.

The total $9.4 million of contingent earn-out liability as of March 31, 2024 and December 31, 2023, is included in Earn-out liability, current in the accompanying condensed consolidated balance sheets.

Beginning in 2022, certain of the Company’s senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within other income (expense) in the condensed consolidated statements of operations and comprehensive loss. The Company classifies its senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The estimated fair value of the senior convertible notes and the convertible promissory notes as of March 31, 2024 and December 31, 2023 was computed using a Scenario Based Analysis simulation of the present value of its cash flows using the assumptions shown below. A net gain from fair value movements of $11.8 million for the three months ended March 31, 2024 and a net loss of $7.8 million for the three months ended March 31, 2023 are included in Change in fair value of warrants and debt in the accompanying condensed consolidated statements of operations and comprehensive loss.

The significant inputs in the valuation models (for the scenario with a 95% probability) as of March 31, 2024, are as follows:

Inputs	Senior Convertible Notes	Convertible Promissory Notes
Valuation method	Scenario based analysis	Scenario based analysis
Conversion price	$8.36	$8.80 – $9.35
Fair value of conversion units	$10.77	$8.43
Expected term (years)	0.38	0.5
Volatility	60% – 65%	60%
Discount rate	20%	20%
Risk free rate	5.42%	5.38%

NOTE 12 — INCOME TAXES

Income taxes are recorded in the Company’s interim financial statements based on the Company’s estimated annual effective income tax rate, subject to adjustments for discrete events, should they occur. For the three months ended March 31, 2024 and 2023, the Company’s effective tax rate was 0.11% and 5.86%, respectively. The decrease in the effective tax rate for the three months ended March 31, 2024, compared to the three months ended March 31, 2023, was due to discrete items primarily pertaining to the impairment of intangible assets and change in valuation allowances and income subject to tax.

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

		March 31, 2024
	Cost	Accumulated Amortization	Derecognition	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Trademarks and trade names	$14,800	$3,071	$849	$10,880	8.00
Customer-related intangible	2,155	487	424	1,244	8.00
Content	17,600	4,837	10,043	2,720	8.00
Capitalized Software	1,009	310	—	699	2.46
Total	$35,564	$8,705	$11,316	$15,543	7.75

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS (cont.)

		December 31, 2023
	Cost	Accumulated Amortization	Impairment	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$38,813	$52,375	$—	—
Trademarks and trade names	23,000	4,521	6,410	12,069	8.17
Customer-related intangible	16,075	4,150	10,218	1,707	7.96
Content	19,700	5,207	1,645	12,848	7.07
Capitalized Software	25,771	12,278	13,237	256	1.86
Total	$175,734	$64,969	$83,885	$26,880	7.57

Amortization expense relating to the Company’s intangible assets was approximately $0.5 million and $7.2 million for the three months ended March 31, 2024 and 2023, respectively.

During the fourth quarter of fiscal 2023, the Company identified triggering events for impairment primarily attributable to the ongoing litigation. In addition, the estimated future cash flows generated through the use of intangible assets declined. These declines were due primarily to the fact that these businesses are expected to be generating significant losses in the future until additional investments are made.

For the reasons discussed above, for the Company’s identifiable intangible assets subject to amortization, management believed there were unfavorable changes to assumptions and factors that occurred during fiscal 2023 that would indicate impairment. The estimated undiscounted future cash flows attributable to the amortizable intangibles are projected to be less than the carrying values for developed technology, trademarks and tradenames and customer-related intangibles. Therefore, the Company updated the fair values for identifiable intangibles using the income approach as of December 31, 2023. The Company compared the fair values to their carrying values, which resulted in aggregate impairment losses of $83.9 million during the year ended December 31, 2023.

On February 16, 2024, the Company entered into the Amended and Restated Settlement Agreement with the founders of Verzuz whereby the Company agreed to (i) cancel the convertible notes having an aggregate balance of $10.0 million and extinguish $0.4 million of accrued interest payable on these notes through February 10, 2024, such that all of the accrued and unpaid interest on the canceled convertible notes is extinguished; and (ii) amend the convertible notes with an aggregate balance of $27 million to have an aggregate balance of $17 million and extinguish $0.4 million of accrued interest payable on the amended convertible notes through February 10, 2024, such that the amended convertible notes have accrued interest of $2.0 million as of February 10, 2024. The Company recorded a Verzuz settlement accrual of $59.9 million in the condensed consolidated balance sheets as of December 31, 2023. In connection with this settlement agreement, the Company agreed to relinquish and transfer the intellectual property acquired in the Verzuz acquisition back to the Verzuz founders. As such, the intangible assets, net of accumulated amortization, related to the Verzuz acquisition and in the amount of $11.3 million were derecognized as of March 31, 2024. As the result, the Company no longer controlled Verzuz for accounting purposes, as such Verzuz was deconsolidated from the Company’s financial statements prospectively as of February 16, 2024. Additionally, $70.7 million of goodwill related to the Verzuz acquisition was derecognized as of March 31, 2024 against the Verzuz settlement accrual and Verzuz extinguished debt.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 13 — GOODWILL AND INTANGIBLE ASSETS (cont.)

The following is a summary the Company’s goodwill activity for year ended December 31, 2023 and the three months ended March 31, 2024 (in thousands):

Balance as of January 1, 2023	$231,495
Goodwill acquired	—
Goodwill impairment	—
Goodwill derecognition	—
Purchase accounting adjustments	2,617
Balance as of December 31, 2023	$234,112
Goodwill acquired	—
Goodwill impairment	—
Goodwill derecognition	(70,687)
Purchase accounting adjustments	—
Balance as of March 31, 2024	$163,425

The Company performed its annual impairment test of goodwill in the fourth quarter of fiscal 2023. There have been no impairment charges recorded on goodwill in any of the periods presented in the condensed consolidated financial statements.

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2024	$1,496
2025	1,958
2026	1,869
2027	1,856
2028	1,856
Thereafter	6,509
Total amortization expense	$15,543

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contractual Commitments

The Company has non-cancelable contractual agreements related to music licensing and other obligations related to the use of copyrighted music.

The future minimum contractual commitments including commitments less than one year, as of March 31, 2024 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2024	$1,055
2025	—
2026	—
2027	—
2028	—
Thereafter	—
Total commitments	$1,055

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 14 — COMMITMENTS AND CONTINGENCIES (cont.)

Legal Matters and Other Contingencies

From time to time, the Company is party to various claims and legal proceedings incident to the operation of its business. For example, the Company is currently involved in proceedings brought by music companies relating to the payment of royalties for music used on its platform, employment and related matters, consumer class actions and suits alleging, among other things, violations of state consumer protection or privacy laws, and contractual disputes over representations and warranties and post-closing obligations associated with business acquisitions.

In addition, third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to intellectual property disputes, including patent infringement claims, and management expects that it will continue to be subject to intellectual property infringement claims as its services expand in scope and complexity. The Company is not presently involved in any patent infringement and other intellectual property-related lawsuits. The Company may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts, and the Company becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable. Management believes that additional lawsuits alleging that the Company has violated patent, copyright or trademark laws may be filed against it. Intellectual property claims, whether meritorious or not, are time consuming and often costly to resolve, could require expensive changes in the Company’s methods of doing business or the goods it sells, or could require the Company to enter into costly royalty or licensing agreements.

The Company is also subject to consumer claims or lawsuits relating to alleged violations of consumer protection or privacy rights and statutes, some of which could involve potentially substantial claims for damages, including statutory or punitive damages. Consumer and privacy-related claims or lawsuits, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, or require the Company to change its business practices, sometimes in expensive ways.

The Company is also subject to, or in the future may become subject to, a variety of regulatory inquiries, audits, and investigations across the jurisdictions where it conducts business, including, for example, inquiries related to consumer protection, employment matters and/or hiring practices, marketing practices, tax, unclaimed property and privacy rules and regulations. Any regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change its business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, materially damage its brand or reputation, or otherwise harm its business.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

The Company establishes an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Those accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. For certain of the matters described above, there are inherent and significant uncertainties based on, among other factors, the stage of the proceedings, developments in the applicable facts of law, or the lack of a specific damage claim.

The Company’s accrued liabilities for loss contingencies related to legal and regulatory matters may change in the future as a result of new developments, including, but not limited to, the occurrence of new legal matters, changes in the law or regulatory environment, adverse or favorable rulings, newly discovered facts relevant to the matter, or changes in the strategy for the matter. Regardless of the outcome, litigation and other regulatory matters can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 14 — COMMITMENTS AND CONTINGENCIES (cont.)

Sony Music Entertainment

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint or the Complaint, against the Company alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. On May 16, 2023, the court entered partial final judgment in favor of Plaintiffs on Plaintiffs’ breach of contract claim and ordered the Company to pay Plaintiffs $4.6 million. Thereafter, the Company and the Plaintiffs entered into a Confidential Settlement Agreement dated July 21, 2023 to resolve Plaintiffs’ remaining claims and provide for an agreed plan for payment of the judgment, pursuant to which the Company agreed to pay an additional sum of money to Plaintiffs and, upon receipt by Plaintiffs of certain payments under the Agreement, Plaintiffs agreed to release claims arising under the Content Distribution Agreement, effective September 1, 2016, between the parties and this action. Though the Company has not fulfilled all of its payment obligations under the Agreement to date, it maintains an ongoing dialogue with Plaintiffs and makes periodic progress reports when available. Within fifteen days of a direct listing, the Company will be obligated to pay the Plaintiffs pursuant to the Confidential Settlement Agreement.

On July 21, 2023, the Company entered into a Confidential Settlement Agreement with Sony Music Entertainment, Inc. and its affiliates pursuant to which the parties agreed that the Company would satisfy a judgment the plaintiffs had obtained against the Company’s subsidiary Triller Platform Co. Upon receipt of a specified amount of payment under the agreement, Sony and its affiliates will release the Company and its affiliates from all claims arising out of the action and the underlying Content Distribution Agreement, effective September 1, 2016.

Music Licensing

The Company has outstanding contractual obligations to various record labels, music publishers and performing rights organizations (collectively, “Rightsholders”) who have licensed to the Company the right to use sound recordings and musical compositions in connection with the operation of the Triller app and other aspects of the Company’s business. As of March 31, 2024, the Company has recorded liabilities in the amount of $33.1 million for unpaid amounts owed under its music licenses. The Company is also involved in various legal proceedings and has received threats of litigation from Rightsholders. The Company believes it may be or become liable to Rightsholders for additional amounts such as interest, penalty fees, attorneys’ fees, copyright infringement damages and other amounts, but is currently unable to estimate the probability of loss associated with these actions or the range or reasonably possible losses, if any, or the impact such losses may have on the Company’s results of operations, financial condition or cash flows.

Fox Plaza Lease

On August 29th, 2023, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. The deadline to respond has not yet passed, but the Company intends to vigorously defend itself in this matter. The Company has accrued a liability for this loss contingency in the amount of $0.7 million. It is reasonably possible that the potential loss may exceed the Company’s accrued liability.

Former Employee Claim

On September 27, 2022, Thorsten Meier, a former employee of the Company, filed a complaint against the Company, Mahi de Silva and Paul Kahn in the Superior Court of California, County of Los Angeles alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of the Plaintiff’s employment with the Company in July 2022. On December 5, 2022, the Company filed a motion to compel arbitration, and,

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 14 — COMMITMENTS AND CONTINGENCIES (cont.)

on June 5, 2023, the court ruled in the Company’s favor. Plaintiff filed a demand for arbitration on June 6, 2023, seeking approximately $0.9 million in damages. The Company filed an answer on June 20, 2023. Discovery has not commenced. The Company intends to vigorously defend itself in this matter and believes it will ultimately prevail.

On April 24, 2023, a former employee filed a complaint against us and Proxima Media, LLC in the Superior Court of California, County of Los Angeles, alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of plaintiff’s employment on July 31, 2022. The case is proceeding in arbitration and an evidentiary hearing is scheduled for February 29, 2024. Plaintiff is seeking to exercise approximately $2.9 million in warrants. The Company intends to vigorously defend itself in this matter and believes it will ultimately prevail.

Music Licensing Dispute

On January 5, 2023, Universal Music Publishing, Inc. filed a complaint against Triller Platform Co. f/k/a Triller, Inc. in the Superior Court of California, County of Los Angeles alleging breach of contract seeking outstanding amounts owed under various licensing agreements. On February 28, 2023, Triller Platform Co. filed an answer in which it conceded liability under such agreements but contested the claimed damages. On August 31, 2023, the plaintiff filed a motion for summary judgment seeking damages in the amount of $2.9 million, reflecting the sum of unpaid amounts under the agreements and interest at a rate of 10 percent per annum commencing on January 5, 2023. On December 19, 2023, judgment was entered in plaintiff’s favor, and plaintiff was awarded $2.1 million in damages, plus interest at the rate of 10% per annum accruing from November 21, 2023 until the judgment is paid in full. Plaintiff was additionally awarded its litigation costs in an amount that has not been determined.

Samsung Arbitration Award

On July 1, 2022, Samsung Electronics Co., Ltd. filed a request for arbitration with the secretariat of the International Chamber of Commerce alleging that Triller Platform Co. f/k/a Triller, Inc. had breached a commercial agreement between the two parties by failing to pay $1.8 million of the amounts owed under the contract. As a result of the arbitration, the arbitrator issued a final award on July 1, 2023, awarding $2.4 million in damages to the plaintiff, plus interest at a rate of 1% per month until repaid. The company has included these liabilities in its accounts payable and legal contingencies. A petition to confirm the judgment was filed in the state of California on January 11, 2024.

Verzuz Settlement Agreement

On August 18, 2023, the Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputed that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right.

The matter was settled on February 16, 2024. As a result of the settlement, Verzuz extinguished $20 million of outstanding principal balance of the convertible notes and the Company returned to Verzuz members all Verzuz intellectual property. The Company recorded a non-cash loss contingency expense of $59.9 million (the overall loss on the settlement transaction including $1.6 million of legal fees) during the year ended December 31, 2023, which is included in Loss contingency in the condensed consolidated statements of operations with the corresponding entry to Verzuz settlement accrual in the condensed consolidated balance sheets at December 31, 2023. During the three months ended March 31, 2024, Verzuz was deconsolidated due to the settlement, and the intangible assets and goodwill related to the Verzuz acquisition were derecognized against the Verzuz settlement accrual and extinguished debt. Refer to Note 13, Goodwill and Intangible Assets, for further details.

As of March 31, 2024 and December 31, 2023, the Company has accrued $75.4 million for ongoing litigation and contingency related matters.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller Platform Co. f/k/a Triller Inc. (“Platform Co.”) engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Platform Co.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. In 2023 and 2022, Mashtraxx was paid approximately $3.5 million and $4.2 million under the Services Agreement, respectively. As of March 31, 2024, the Company has a payable to Mashtraxx totaling $0.9 million on the condensed consolidated balance sheets. Philip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Platform Co. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2022 and 2023, Proxima was paid approximately $0.4 million and $0.5 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities. There have been no payments to Proxima related to the lease for the three months ended March 31, 2024.

Proxima/Triller Platform Co. Agreement

On April 20, 2020, Proxima and Platform Co. entered into an agreement pursuant to which Proxima agreed to secure on Platform Co.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Platform Co., Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Platform Co. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Platform Co. in connection with the event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima Transactions

On March 16, 2020, Platform Co. reimbursed Proxima approximately $0.3 million for legal and business expenses that Proxima had paid for in 2019 and 2020 related to the Platform Co. acquisition in October 2019.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $2.035 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 27, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of March 31, 2024. Acquisition was an affiliate of Bobby Sarnevesht and the Company’s former director Ryan Kavanaugh, who was a director at the time of the transaction. Acquisition was merged with and into the Company on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020, Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. Ryan Kavanaugh, the Company’s former director and the son of Jack Kavanaugh, was a director at the time of the transaction.

Truverse Acquisition

On December 13, 2021, the Company entered into a Share and Unit Exchange Agreement with Truverse Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which the Company acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our Chief Executive Officer and one of our directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, Platform Co. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Platform Co. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Platform Co. paid GEX approximately less than $0.1 million in 2022. No fees were paid in 2023 or 2024. Sri Vanamali, a former director of the Company, was engaged to provide services as a consultant for the Company under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Ryan Kavanaugh under which Platform Co. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Platform Co’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022, 2023 or the three months ended March 31, 2024. In 2021, Ryan Kavanaugh was issued the warrants noted below:

In accordance with the employment agreement:

•        On January 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On August 10, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On November 12, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

•        On December 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 22,874,778 of the Company’s Class B Common Units at an exercise price of $8.3579.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

In December 2021, the Company and Mr. Kavanaugh orally agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Kavanaugh orally agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Bobby Sarnevesht under which Platform Co. agreed to pay Mr. Sarnevesht a base salary of $1.0 million per year and a performance bonus determined annually by Platform Co.’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022, 2023, or the three months ended March 31, 2024. In 2021, Bobby Sarnevesht was issued the warrants noted below:

In accordance with the employment agreement:

•        On January 1, 2021 the Company issued to each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On August 10, 2021 the Company issued to each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On November 12, 2021 the Company issued to each of AS and BAS warrants to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

•        On December 1, 2021, the Company issued to each of AS and BAS warrants to purchase 11,437,389 of the Company’s Class B Common Units at exercise prices of $8.3579.

In December 2021, the Company and Mr. Sarnevesht orally agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Sarnevesht orally agreed to reduce Mr. Sarnevesht’s salary on a going-forward basis to $1,000 per month. In January 2024, Mr. Sarnevesht and the board of directors agreed to reduce Mr. Sarnevesht’s annual base salary to $400,000.

Convertible Debt Financing

During the period beginning November 19, 2021, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to Falcon Triller Convertible Note Ltd. in the aggregate principal amount of $12.3 million (the “Falcon Notes”), BAS Living Trust in the aggregate principal amount of $4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (the notes issued to BAS Living Trust, AS Trust and BASM HoldCo LLC, collectively, the “AS/BAS Convertible Notes”). Falcon Triller Convertible Note Ltd. is an affiliate of Falcon Triller SPIV Ltd., Falcon Triller SPIV II Ltd., Falcon Triller SPIV III Ltd., and Falcon

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

Triller SPIV IV Ltd., which are the registered holders of the Company’s Class B common units. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the Falcon Notes and the AS/BAS Convertible Notes was converted into 2,365,060 Series AA-1 Preferred Units on August 17, 2022. See Note 10 — Debt, for more information on the convertible notes.

2022 Senior Convertible Note Financings

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units previously held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035.

On March 31, 2023, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to Total Formation Inc. (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with its terms. As additional amounts are advanced by Total Formation Inc. to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of March 31, 2024, Bridge Loan Advances totaling $10.3 million had been made by Total Formation Inc. to the Company. Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72.

Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of the Company’s equity units. See Note 10, Debt, for more information on the TFI Note and the TFI December Note.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. See Note 10, Debt, for more information on the Verzuz Notes.

Effective February 16, 2024, the Company entered into the Amended and Restated Settlement Agreement with the founders of Verzuz whereby the Company agreed to pay, as reimbursement for attorneys’ fees incurred in connection with Amended and Restated Settlement Agreement and prior settlement agreements, the founders of Verzuz (i) $282,500 upon execution of the Amended and Restated Settlement Agreement; and (ii) $282,500 within three weeks from the effective date of the Amended and Restated Settlement Agreement. The Amended and Restated Settlement Agreement is effective only upon receipt by the Verzuz founders of the initial payment of $282,500 and the offer proposed in said agreement becomes null and void if such initial payment is not received by February 12, 2024. Additionally, the Company agreed with the founders of Verzuz to (i) cancel the convertible notes having an aggregate balance of $10.0 million and extinguish $0.4 million of accrued interest payable on these notes through February 10, 2024, such that all of the accrued and unpaid interest on the canceled convertible notes is extinguished; and (ii) amend the convertible notes with an aggregate balance of $27 million to have an aggregate balance of $17 million and extinguish $0.4 million of accrued interest payable on the amended convertible notes through February 10, 2024, such that the

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

amended convertible notes have accrued interest of $2.0 million as of February 10, 2024. Immediately prior to the Company’s Reorganization, the $17.0 million notes balance will automatically be converted into a number of Class B units of Triller Hold Co LLC as is determined by dividing the total notes balance at such time by the fair market value of the Class B Units as determined by the Company in its sole discretion at the time of conversion. Upon consummation of the Reorganization, the Class B units will be exchanged into shares of the Company’s Series A common stock.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s Chief Executive Officer. Proxima Media LLC is a beneficial owner of more than 5% of the Company’s equity securities.

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee was payable no later than April 2023, and as part of discontinued operations, the Company’s receivable was written-off as of March 31, 2024. The expense is included in Net income (loss) from discontinued operations, net of income taxes on the condensed consolidated statements of operations and comprehensive loss. Through an affiliated entity, Ryan Kavanaugh, the Company’s former director who was a director at the time of the transaction, is the majority owner of and exercises control over Dog for Dog.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of March 31, 2024. BASM is an affiliate of Bobby Sarnevesht.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of March 31, 2024. Bobby Sarnevesht, one of the Company’s founders, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, the Company issued a 6.0% unsecured promissory note in the initial aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of the Company’s founders, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation. See the section titled January 2024 Bobby Sarnevesht & Affiliate Note Exchange and Warrant Issuances below for more information on the Aryana Note.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, the Company issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of the Company’s founders, Bobby Sarnevesht. See the section titled January 2024 Bobby Sarnevesht & Affiliate Note Exchange and Warrant Issuances below for more information on the BASM Note.

Sabeera Subscription Agreements

On April 7, 2023, the Company entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving the Company (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 2 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Sabeera Convertible Note

As of March 31, 2024, the Company has received $1.2 million in advances from Sabeera Triller I LLC, and issued a convertible note in the sum of $1.3 million and 189,273 warrants to purchase shares of the Company’s Class A common stock at an exercise price of $0.01 per share (which will be converted into 189,100 shares of our Class A common stock following the consummation of the Reorganization).

January 2024 Bobby Sarnevesht & Affiliate Note Exchange and Warrant Issuances

On January 11, 2024, Triller Acquisition LLC (“Acquisition”) entered into a Debt Modification and Equity Reclassification Agreement with Aryana Healthcare Foundation, BASM Hold Co LLC and BAS Living Trust whereby we cancelled and exchanged each promissory note held by these entities as well as 949,812 Series AA-1 preferred

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

units held by these entities and issued in exchange (i) 7.5% unsecured subordinated convertible promissory notes in the aggregate principal amount of $15.8 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM Hold Co LLC and (ii) warrants to purchase 2,418,898 Class B common units at an exercise price per unit of $0.01 to the Aryana Health Care Foundation, AS Trust and BASM Hold Co LLC. Bobby Sarnevesht, one of our founders and our Chief Executive Officer, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM Holdco LLC and the trustee of the AS Trust. See Note 10, Debt, for more information.

NOTE 16 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2024, to assess the need for potential recognition or disclosure in the condensed consolidated financial statements. Such events were evaluated through July 31, 2024, the date and time the condensed consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the condensed consolidated financial statements.

Sabeera Convertible Note Financing

In April 2024, the Company received $0.5 million in advances from Sabeera Triller I LLC, and issued a convertible note in the sum of $0.5 million and 77,569 warrants to purchase shares of our Class A common stock at an exercise price of $0.01 per share (which will be converted into 77,498 shares of our Class A common stock following the consummation of the Reorganization).

First Amended Standby Equity Purchase Agreement

The Company has entered into Standby Equity Purchase Agreement (the “SEPA”) with YA II PN LTD. (“Yorkville”), whereby, the Company can sell shares of our Series A common stock in an aggregate amount up to $500.0 million, subject to certain conditions being met, within 36 months from the date of our listing on NYSE.

On April 25, 2024, the Company entered into the First Amended and Restated Standby Equity Purchase Agreement (the “A&R SEPA”) with Yorkville to sell up to $53.0 million in aggregate principal amount of 5.0% convertible notes (the “2024 Yorkville Notes,” and such financing, the (“Yorkville Note Financing”) to Yorkville. The 2024 Yorkville Notes will be funded in two tranches. In the first tranche, $10.6 million (the “Initial Funding Amount”) Is expected to be funded shortly after the time the Yorkville Note Financing agreement was entered into and the balance of $15.9 million will be funded concurrently with the consummation of the Company’s direct listing on the NYSE. The Company has have the right to request an additional $26.5 million within 60 days following the effective date of this registration statement if (i) the outstanding balance of the Initial Funding Amount is less than $10.05 million, (ii) no event of default has occurred, (iii) the volume weighted average price of the Series A common stock on the day immediately prior to the request for additional funding is greater than 50% of the Direct Listing Reference Price, and (iv) certain other conditions are satisfied.

The 2024 Yorkville Notes are secured by a first priority lien on all the Company’s assets and the Company’s existing and future subsidiaries. The 2024 Yorkville Notes bear interest at a rate of 5.0% per annum and have a maturity date of 12 months from their issuance. The 2024 Yorkville Notes are convertible at the option of Yorkville Advisors at the lower of (i) the Reference Conversion Price (as defined below) and (ii) 92.5% of the lowest daily volume weighted average prices of the Series A common stock (as reported by Bloomberg L.P.) over the 10 consecutive trading days immediately preceding the applicable conversion date (such price not to be lower than the Floor Price). The “Reference Conversion Price” is equal to the lesser of (i) the Direct Listing Reference Price and (ii) the lowest consideration paid for Series A common stock (including no consideration paid) issued by us at any time a 2024 Yorkville Note is outstanding. The “Floor Price” is 20% of the volumed weighted average price of the Series A common stock on the trading day prior to the effective date of the registration statement registering the shares underlying the 2024 Yorkville Notes. Conversion is subject to certain limitations, such as a 4.99% ownership limitation for Yorkville Advisors and any share issuance limitation imposed by the NYSE (the “Yorkville Exchange Cap”). In connection

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

with the 2024 Yorkville Notes, the Company will also issue to Yorkville warrants exercisable in to shares of Series A common stock in an amount equal to 25% of the number of shares purchased in each applicable Pre-Paid Advance at an exercise price equal to the Direct Listing Reference Price (the “Yorkville Warrant Shares”).

Second Amended Standby Equity Purchase Agreement

On June 28, 2024, AGBA, Triller and Yorkville entered into a Second Amended and Restated Standby Equity Purchase Agreement (the “Second A&R SEPA”), so as to modify the A&R SEPA to (i) provide for the assignment by Triller and assumption by AGBA of the rights and obligations of Triller under the A&R SEPA and the original promissory note from Triller dated April 25, 2024 and (ii) provide to AGBA financing in the amount of $25 million in the form of an additional Pre-Paid Advance (as defined below).

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the Second A&R SEPA, including having a registration statement registering the resale of the Common Shares issuable under the Second A&R SEPA declared effective by the Securities and Exchange Commission after the Merger is closed, the Company will have the right, but not the obligation, from time to time at its discretion until the Second A&R SEPA is terminated, to direct Yorkville to purchase a specified number of Common Shares (“Advance”) by delivering written notice to Yorkville (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the greater of the aggregate daily traded amount over the three trading days immediately preceding an Advance Notice.

The Common Shares purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to (a) 95% of the lowest daily VWAP of the Common Shares during the period of the delivery date of the Advance Notice (the “Advance Notice Date”) commencing (i) if submitted prior to the open of trading, the open of trading on such day, or (ii) if submitted after the open of trading, upon receipt by confirmed by the Company, ending at 4:00 pm ET on the Advance Notice Date; or (b) 97% of the lowest daily VWAP of the Common Shares on the three consecutive trading days commencing on the date of the Advance Notice Date, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. “VWAP” is defined as the daily volume weighted average price of the shares of common stock for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

In connection with the Second A&R SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) for an aggregate principal amount of up to $33.51 million (the “Pre-Paid Advance”). The purchase price for the Pre-Paid Advance is 94.0% of the principal amount of the Pre-Paid Advance. Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 5%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date of the Convertible Note issue in connection with each Pre-Paid Advance will be 12 months after the issuance date of such Convertible Note. Yorkville may convert the Convertible Notes into shares of the Common Shares at any time at a fixed conversion price (the “Conversion Price”) equal to (i) the principal mount and interests, divided by (ii) the determination of the lower of (a) 100% of the VWAP during the ten trading days preceding the date of issuance of the Convertible Notes (the “Fixed Price”), or (b) 92.5% of the lowest daily VWAP during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Price”), provided that the Variable Price shall not be lower than the Floor Price. The “Floor Price”, solely with respect to the Variable Price, shall be equal to (i) a price equal to 40% of the average of the daily VWAPs during the ten (10) trading days immediately preceding the closing date of the Merger, and (ii) from and after the date of effectiveness of the initial registration statement, 40% of the VWAP of the trading day immediately prior to the date of effectiveness of the initial registration statement, if such price is lower than the price in part (i) of this sentence. Notwithstanding the foregoing, the Company may reduce the Floor Price to any amounts set forth in a written notice to the holder; provided that such reduction shall be irrevocable and shall not be subject to increase thereafter.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

Convertible Notes

The Company issued one unsecured convertible promissory note for a total principal amount of $1.5 million. The note bears simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the note is paid in full or converted. At any time while this note remains outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest into Class B common units of the Company. The notes automatically convert into Class B common units of the Company in the event of a subsequent equity financing, direct listing, or change of control. The note is subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note.

In connection with the issuance of the note, the Company issued warrants to purchase 153,688 Class B Common Units. Each warrant is exercisable in whole or in part at the election of the holder on or prior to the 5th anniversary of its issuance date at an exercise price per unit of $0.01, subject to earlier expiration in the event of a change of control or initial public offering.

Merger Agreement

On April 16, 2024, the Company entered into that certain Agreement and Plan of Merger (“Merger Agreement”) with AGBA Group Holdings Limited (“AGBA”), AGBA Social Inc., a wholly-owned subsidiary of AGBA which was incorporated in Delaware (“Merger Sub”), Triller Corp. (“Triller”), a Delaware corporation, and Bobby Sarnevesht, solely as representative of the Triller stockholders. Pursuant to the Merger Agreement, (i) Triller will complete its reorganization (the “Triller Reorganization”) with Triller Hold Co LLC (“Triller LLC”) such that Triller LLC will reorganize into Triller as a Delaware corporation, (ii) AGBA will domesticate to the United States as a Delaware corporation (the “AGBA Domestication”), pursuant to which, among other things, all of AGBA’s ordinary shares, par value $0.001 per share will automatically convert into the same number of shares of Delaware Parent common stock (AGBA, when domesticated as a Delaware corporation, is sometimes referred to as “Delaware Parent”), and (iii) after giving effect to the Triller Reorganization and the AGBA Domestication, Merger Sub will be merged into Triller, with Triller surviving the Merger and becoming a wholly owned subsidiary of Delaware Parent. On April 18, 2024, Triller completed an internal reorganization that resulted in Triller Hold Co LLC, the Company’s parent entity, becoming a wholly owned subsidiary of Triller Corp.

The merger consideration provided for in the merger agreement will be an aggregate of 406,907,038 shares of Delaware Parent common stock, par value $0.001 per share (“Delaware Parent Common Stock”). Delaware Parent (i) will issue 313,157,015 shares of Delaware Parent Common Stock to the current common stockholders of Triller, (ii) will issue 35,328,888 shares of preferred stock to the current preferred stockholders of Triller, and (iii) will convert all existing Triller restricted stock units into 58,421,134 Delaware Parent restricted stock units; and Delaware Parent also will reserve an aggregate of 58,421,134 shares of Delaware Parent Common Stock for future issuance upon the vesting of such restricted stock units.

Triller Reorganization

On April 18, 2024, Triller completed an internal reorganization (the “Reorganization” or “Triller Reorganization”) that resulted in Triller Hold Co LLC (“Triller LLC”), the parent entity prior to the Reorganization, becoming a wholly owned subsidiary of Triller Corp.

BKFC July Equity Subscription

On July 3, 2024, Triller purchased 41,666 Common Shares in Bare Knuckle Fighting Championships (“BKFC”) for consideration of $500,000. Triller also received 10,166 Warrants in BKFC exercisable at $12.00 per share. On July 23, 2024, Triller purchased 83,333 Common Shares in Bare Knuckle Fighting Championships (“BKFC”) for consideration of $500,000. Triller also received 83,333 Warrants in BKFC exercisable at $12.00 per share.

Triller Hold Co LLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

Thuzio Closure

In July 2024, Thuzio LLC and its subsidiary commenced the process of winding down business operations. The process involved terminations of Thuzio LLC employees and contractors including but not limited to all Thuzio LLC executive management and all key staff.

NOTE 17 — DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest TFC Productions. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, TFC Productions is reported as a discontinued operation in the condensed consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing revenues and expenditures associated with the business. The assets and liabilities of the discontinued operation have been aggregated and reported on separate lines of the condensed consolidated balance sheets. As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. Additional costs were incurred subsequent to June 30, 2022 to settle certain vendor contracts. Future costs will be incurred relating to TFC Productions as the Company continues to settle litigation and other matters relating to this discontinued business.

The operating results of TFC Productions, which is shown as discontinued operations on the Company’s condensed consolidated financial statements, were as follows for the periods presented:

	For the Three Months Ended March 31,
	2024	2023
Revenue	—	—
Operating costs and expenses	—	—
Cost of revenues	—	—
Research and development	—	—
Selling and marketing	—	—
Asset write-offs (recoveries)	—	(200)
General and administrative	—	—
Total operating expenses	—	(200)
Loss (gain) from discontinued operations	—	(200)
Income taxes	—	—
Loss (gain) from discontinued operations net of taxes	—	(200)

ANNEX A

EXECUTION COPY 30AUGUST2024

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

AGBA GROUP HOLDING LIMITED,

AGBA SOCIAL INC.,

TRILLER CORP.

and

HOLDER REPRESENTATIVE

as the HOLDER REPRESENTATIVE

Dated as of August 30, 2024

Annex A Page No.
Article I THE REORGANIZATION, DOMESTICATION AND MERGER		A-3
1.1	The Reorganization and the Domestication	A-3
1.2	The Merger	A-3
1.3	The Closing	A-3
1.4	Effective Date and Time	A-3
1.5	Certificate of Incorporation and Bylaws of the Surviving Corporation	A-3
1.6	Directors and Officers	A-4
1.7	Effect of the Merger	A-4
1.8	Reserved Shares	A-7
1.9	Corporation RSUs	A-7
1.10	Corporation Warrants	A-7
1.11	Corporation Convertible Notes	A-7
1.12	Closing Deliveries	A-8
1.13	Tax Withholding	A-8
1.14	Securities Act Matters	A-8

Article II REPRESENTATIONS AND WARRANTIES OF THE CORPORATION		A-9
2.1	Organization and Good Standing; Books and Records	A-9
2.2	Authority and Enforceability	A-9
2.3	Capitalization and Stock Rights; Consideration Spreadsheet; Subsidiaries	A-10
2.4	No Approvals; No Conflicts	A-11
2.5	Financial Statements; No Undisclosed Liabilities	A-11
2.6	Absence of Certain Changes or Events	A-12
2.7	Property	A-12
2.8	Labor and Employment Matters; Nondisclosure and Non-Competition Agreements	A-12
2.9	Employee Benefit Plans	A-14
2.10	Intellectual Property	A-16
2.11	Contracts	A-22
2.12	Claims, Legal Proceedings, and Orders	A-23
2.13	Corporation Permits; Compliance with Laws	A-23
2.14	Environmental Compliance	A-24
2.15	Taxes	A-24
2.16	Tax Consequences	A-27
2.17	Related Party Interests	A-27
2.18	Insurance	A-27
2.19	Brokers or Finders	A-28
2.20	Bank Accounts	A-28
2.21	Customers and Suppliers	A-28
2.22	Full Disclosure	A-28

Article III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-28
3.1	Organization and Good Standing	A-28
3.2	Authority and Enforceability	A-29
3.3	Capitalization	A-29
3.4	Brokers	A-29
3.5	No Approvals; No Conflicts	A-29
3.6	Full Disclosure	A-30

Annex A-i

Annex A Page No.
Article IV COVENANTS		A-30
4.1	Covenants of the Corporation Prior to the Merger Effective Time	A-30
4.2	Notices; Actions	A-31
4.3	Further Action	A-32
4.4	Confidentiality	A-32
4.5	Additional Financing	A-32
4.6	Exclusivity	A-32
4.7	Tax Matters	A-32
4.8	Notification of Certain Matters	A-33
4.9	Access to Information; Interim Period Cooperation	A-33
4.10	Stockholder Approval Matters	A-34
4.11	Foreign Private Issuer Election; Parent Proxy Statement	A-34
4.12	Registration of Securities	A-34

Article V CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB TO THE CLOSING		A-35
5.1	Accuracy of Representations and Warranties	A-35
5.2	Performance of Agreements	A-35
5.3	Compliance with Laws	A-35
5.4	Material Adverse Effect	A-35
5.5	Legal Proceedings	A-35
5.6	Withdrawal of S-1 Registration Statement	A-35
5.7	Regulatory and Third Party Approvals	A-35
5.8	Receipt of Closing Deliveries	A-36

Article VI CONDITIONS PRECEDENT TO OBLIGATIONS OF THE CORPORATION TO THE CLOSING		A-36
6.1	Accuracy of Representations and Warranties	A-36
6.2	Performance of Agreements	A-37
6.3	Compliance with Laws	A-37
6.4	Receipt of Closing Deliveries	A-37
6.5	Regulatory and Third Party Approvals	A-37

Article VII SURVIVAL; HOLDER REPRESENTATIVE		A-37
7.1	No Survival of Representations, Warranties, and Covenants	A-37

Article VIII TERMINATION		A-37
8.1	Termination	A-38
8.2	Effect of Termination	A-38

Article IX GENERAL		A-38
9.1	Expenses	A-38
9.2	Notices	A-39
9.3	Severability	A-39
9.4	Entire Agreement	A-39
9.5	Assignment; Parties in Interest	A-39
9.6	Governing Law; Jurisdiction; Waiver of Jury Trial	A-39
9.7	Headings; Construction	A-40
9.8	Counterparts	A-40
9.9	Remedies	A-40
9.10	Amendment	A-40
9.11	Waiver	A-41

Annex A-ii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 30, 2024, by and among AGBA Group Holding Limited, a British Virgin Islands business company (“Parent”), AGBA Social Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Triller Corp., a Delaware corporation (the “Corporation”), and Bobby Sarnevesht, solely in the capacity of the Holder Representative. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Annex A.

WHEREAS, on April 16, 2024, the parties executed an Agreement and Plan of Merger (the “Original Agreement”);

WHEREAS, the parties have agreed to amend the Original Agreement as further provided herein;

WHEREAS, the parties have executed this Agreement which amends and restates the Original Agreement in its entirety;

WHEREAS, the board of directors of the Corporation has unanimously determined that this Agreement and the Transactions are fair to, and in the best interests of, the Corporation and the Stockholders and approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, subject to the approval of the Corporation’s Stockholders;

WHEREAS, the board of directors of Parent has unanimously (a) determined that this Agreement and the Parent Transactions are fair to, and in the best interests of, Parent and its shareholders, (b) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Parent Transactions, and (c) resolved to recommend that the Parent’s shareholders adopt this Agreement and approve the Parent Transactions;

WHEREAS, the board of directors and sole stockholder of Merger Sub have approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Parent Transactions;

WHEREAS, on April 18, 2024, Triller Hold Co LLC, a Delaware limited liability (“Triller LLC”) and the Corporation have executed documentation relating to the reorganization of Triller LLC into the Corporation (the “Reorganization”) and have, concurrently with the execution of this Original Agreement, filed a certificate of merger relating to the Reorganization in the form of Exhibit A hereto (the “Delaware Reorg Certificate”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), pursuant to which the Reorganization was legally effectuated, and as a result of which the Corporation became the 100% owner of Triller LLC (such time of effectiveness is referred to as the “Reorg Effective Time”);

WHEREAS, this Agreement shall become effective and legally binding on the Parties at the time of its execution, subject to the approval of this Agreement and the Transactions by the Stockholders (the date hereof sometimes referred to herein as the “Agreement Date”);

WHEREAS, prior to the Merger Effective Time, Parent will domesticate into the United States as a Delaware corporation (the “Domestication”) by filing a Notice of Continuation Out of the Virgin Islands together with supporting documents with the British Virgin Islands Registrar of Corporate Affairs (the “Registrar”)  under section 184 of the BVI Companies Act and receiving a Certificate of Discontinuance from the Registrar in relation to the Domestication pursuant to section 184 of the BVI Companies Act (the “Certificate of Discontinuance”), a Certificate of Domestication under Section 388 of the DGCL in the form attached hereto as Exhibit B (the “Certificate of Domestication”) along with a Certificate of Incorporation under Section 103 of the DCGL in the form attached hereto as Exhibit C (the “Delaware Parent Certificate of Incorporation”), upon which Parent shall become a Delaware corporation and shall change its name to “Triller Inc.” or some variation thereof that includes the “Triller” name (Parent, after giving effect to the Domestication, is sometimes referred to herein as “Delaware Parent”);

Annex A-1

WHEREAS, at the Merger Effective Time, Merger Sub shall be merged with and into the Corporation (the “Merger”), with the Corporation as the surviving corporation after the Merger Effective Time as a wholly owned subsidiary of Delaware Parent;

WHEREAS, the Merger will constitute a “change of control” of the Corporation for purposes of certain Corporation Convertible Notes and Corporation Convertible Warrants, causing them to be converted into Corporation Common Stock immediately prior to the Merger Effective Time; and the Merger will cause the Corporation Warrants to be adjusted per the terms thereof and reissued as Delaware Parent Adjusted Warrants;

WHEREAS, at the Merger Effective Time: the holders of Common Stock (including the current holders of Corporation Convertible Notes and Corporation Convertible Warrants) shall receive Delaware Parent Common Stock; the holders of Preferred Stock shall receive Delaware Parent Preferred Stock; the holders of Corporation Warrants shall receive Delaware Parent Adjusted Warrants; and the holders of Corporation RSUs shall receive Delaware Parent RSUs; all in accordance with the terms of this Agreement;

WHEREAS, Parent intends that, for U.S. federal and applicable state income tax purposes, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Domestication;

WHEREAS, Each of the parties hereto intends that, for U.S. federal and applicable state income tax purposes, the Merger will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “Plan of Reorganization” with respect to the Merger, and (ii) an exchange under Section 351 of the Code ((i) and (ii), collectively, the “Merger Intended Tax Treatment”);

WHEREAS, the parties acknowledge that, after giving effect to Domestication and the Merger, the Stockholders and the holders of Corporation RSUs shall receive an aggregate of 441,620,2090 shares of Delaware Parent Common Stock, Delaware Parent Preferred Stock, Reserved Shares and/or Delaware Parent RSUs, collectively, representing in the aggregate 70% of the combined post-Merger Parent valuation, and the current Parent shareholders shall own an aggregate of 189,265,804 shares of Delaware Parent Common Stock representing 30% of the post-Merger Parent combined valuation;

WHEREAS, the parties acknowledge that, prior to the Domestication and the Merger, Parent shall issue to the majority shareholder of Parent (or an Affiliate thereof) an aggregate of 37,496 super voting preferred ordinary shares (the “Super Voting Shares”), with each Super Voting Share entitled to 10,000 votes on all matters for which the holders of Parent Ordinary Shares are entitled to vote; and that, as of the Merger Effective Time, the current holders of Parent Ordinary Shares and the holder of the Super Voting Shares collectively shall hold approximately 65% of the total voting power of the Delaware Parent stockholders, and at the Closing, AGBA and Triller will enter into a voting agreement with respect to the Super Voting Shares in the form of Exhibit D;

WHEREAS, Parent believes that it is in the interests of all Parties that the Stockholders, other than the Unrestricted Stockholders to the extent of their Unrestricted Shares, be subject to the Lock-Up; and the Corporation has agreed to enforce the Lock-Up from and after the Merger Effective Time as to all Delaware Parent Common Stock and Delaware Parent Preferred Stock to be issued to the Stockholders other than the Unrestricted Shares; and

WHEREAS, Parent has agreed (on its behalf and, as of the Domestication, on behalf of Delaware Parent) to use its best efforts to invest or arrange for an investment in the form of equity in the amount of up to $500 million into Delaware Parent, post-Merger, on terms and conditions to be agreed pursuant to long form definitive agreements;

Annex A-2

NOW, THEREFORE, in consideration of the premises, representations, warranties, and the mutual agreements and covenants set forth herein, and intending to be legally bound, Parent, Merger Sub, the Corporation and the Holder Representative hereby agree as follows:

Article I
THE REORGANIZATION, DOMESTICATION AND MERGER

1.1         The Reorganization and the Domestication

(a)         The Reorganization.

At the Reorg Effective Time, Triller LLC has reorganized into the Corporation.

(b)         The Domestication. After the Reorg Effective Time, and on the Domestication Date, Parent shall cause the Domestication to become effective by filing (i) a Notice of Continuation Out of the British Virgin Islands together with supporting documents with the Registrar and the Parent shall have received a Certificate of Discontinuance, (ii) a Plan of Domestication pursuant to Sections 265 and 388 of the DGCL, (iii) the Certificate of Domestication and (iv) the Delaware Parent Certificate of Incorporation, as to (ii) through (iv), with the Delaware Secretary of State. As of the effectiveness of the Domestication, the bylaws in the form of Exhibit E hereto (the “Delaware Parent Bylaws”) shall be the bylaws of Delaware Parent. Delaware Parent shall be named “Triller Inc.” or some variation thereof that includes the “Triller” name, and its Nasdaq stock ticker will be amended to “ILLR.”

1.2         The Merger

Upon the terms and subject to the conditions of this Agreement, (a) at the Merger Effective Time, the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Corporation, with the Corporation as the surviving corporation after the Merger Effective Time (the “Surviving Corporation”) and a wholly owned subsidiary of Delaware Parent and (b) from and after the Merger Effective Time, the Merger shall have all the effects of a merger under the DGCL and other Applicable Law.

1.3         The Closing

Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 10100 Santa Monica Blvd #2200, Los Angeles, CA 90067, at 10:00 a.m. local time as soon as practicable after the satisfaction or waiver of the conditions set forth in Article V and Article VI (other than such conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and place as Parent and the Corporation may mutually agree in writing. The Closing may be effected by electronic means. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.4         Effective Date and Time

On the Closing Date, upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the certificate attached hereto as Exhibit F (the “Certificate of Merger”) complying with the applicable provisions of the DGCL to be properly executed and filed with the Delaware Secretary of State. The Merger shall become effective on the date and at the time of the filing of the Certificate of Merger or at such other date and time as may be specified in the Certificate of Merger (the “Merger Effective Time”).

1.5         Certificate of Incorporation and Bylaws of the Surviving Corporation

Unless otherwise specified by Parent prior to the Merger Effective Time, at the Merger Effective Time, by virtue of the Merger, the certificate of incorporation (the “Surviving Corporation Certificate of Incorporation”) and bylaws of the Corporation (the “Surviving Corporation Bylaws”), each in the form of Exhibit G and Exhibit H, respectively, as in effect on the Agreement Date shall be the certificate of incorporation and Bylaws of the Surviving Corporation. Thereafter, the Certificate of Incorporation and Bylaws of the Surviving Corporation may be amended in accordance with their respective terms and as provided by Applicable Law.

Annex A-3

1.6         Directors and Officers

(a) Immediately prior to the Domestication (as to the Board of Directors of Parent) and at the Merger Effective Time (as to the Board of Directors of Delaware Parent), the Board of Directors of each such company shall be as follows:

Robert E. Diamond, Jr.	—	Chairman of the Board and Director
Ng Wing-Fai	—	Director
Bobby Sarnevesht	—	Director (per item (b) below)
Brian Chan	—	Independent Director
Thomas Ng	—	Independent Director
Felix Yun Pun Wong	—	Independent Director
James McCann	—	Independent Director

(b) Bobby Sarnevesht shall resign his current positions with the Corporation and its Subsidiaries, effective as of the Merger Effective Time, and shall serve as Interim CEO and Vice Chair of the Corporation until such time as the Board, in its sole direction, identifies a suitable replacement. Immediately upon the Board’s appointment of a new CEO of the Corporation, Bobby Sarnevesht shall cease serving in the role of Interim CEO and shall continue to serve as Vice Chair of the Corporation. At all times, in his capacity as Interim CEO and Vice Chair of the Corporation, Bobby Sarnevesht shall report directly to Robert E. Diamond, Jr.

1.7         Effect of the Merger

1.7.1      Treatment of Equity

At the Merger Effective Time, upon the terms and subject to the conditions of this Agreement (including, as and to the extent applicable, Section 1.7.2), by virtue of the Merger and without any action on the part of any party hereto or the holders thereof:

(a)         All shares of any class of capital stock of the Corporation held by the Corporation as treasury shares shall be canceled.

(b)         The Corporation Convertible Notes and Corporation Convertible Warrants shall automatically convert into an aggregate of 54,900,110 and 30,293,447 shares, respectively, of Series A Common Stock.

(c)        Each issued and outstanding share of Series A Common Stock and Series B Common Stock (including the Common Stock into which Corporation Convertible Notes and Corporation Convertible Warrants are converted pursuant to the immediately preceding clause (b)), other than Dissenting Shares, shall be converted into the right to receive from Delaware Parent the Common Per Share Merger Consideration; and in the aggregate, the 299,897,852 shares of Common Stock as of the Agreement Date shall be converted into an aggregate of 299,897,852 shares of Delaware Parent Common Stock.

(d)        Each issued and outstanding share of Preferred Stock, other than Dissenting Shares, shall be converted into the right to receive from Delaware Parent the Preferred Per Share Merger Consideration; and in the aggregate, the 37,702,230 shares of Preferred Stock as of the Agreement Date shall be converted into an aggregate of 37,702,230 shares of Delaware Parent Preferred Stock.

(e)        Each Corporation RSU shall be canceled and converted into one Delaware Parent RSU; and in the aggregate, the 54,020,128 Corporation RSUs outstanding as of the Agreement Date shall be converted into an aggregate of 54,020,128 Delaware Parent RSUs.

(f)        Each outstanding Corporation Warrant shall become a Delaware Parent Adjusted Warrant, after all adjustments thereto as required per the terms of the warrant agreement governing such Corporation Warrant; and in the aggregate, 128,551,475 Corporation Warrants shall be adjusted, replaced by and reissued as 55,719,676 Delaware Parent Adjusted Warrants.

(g)        Each issued and outstanding share of capital stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.
Annex A-4

(h)        All Stockholders other than the Unrestricted Stockholders (as to their Unrestricted Shares) will be subject to the Lock-Up as to the portion of the Merger Consideration received by each of them.

(i)         Prior to giving effect to the Reserved Shares, at the Merger Effective Time, each share of Corporation Stock and each Corporation RSU shall, as of the Merger Effective Time, be converted into one share of Delaware Parent Common Stock and one Delaware Parent RSU, respectively. All Delaware Parent Common Stock amounts set forth in this Section 1.7.1 shall be calculated before giving effect to the Reserved Shares, which shall be placed into escrow pursuant to Section 1.8.

(j)         Prior to the Closing, Parent shall effectuate a 2.0607 to one forward share split of Parent Ordinary Shares that will result in the holders of Parent Ordinary Shares owning an aggregate of 189,265,804 Parent Ordinary Shares immediately prior to the Merger Effective Time; this share split will result in the 70/30 equity split between the holders of Corporation Stock and of Corporation RSUs, on the one hand, and the holders of Parent Ordinary Shares, on the other hand, which has been agreed by the parties.

1.7.2      Consideration Spreadsheet

Annex B (the “Initial Closing Consideration Spreadsheet”) sets forth, as of the Agreement Date, (a) the name of each Stockholder, and the number of shares of Stock (by class of Stock) held by such Stockholder, (b) the portion of the Merger Consideration to be paid to each Stockholder, (c) the name, address and email address (to the extent available) of each holder of Corporation RSUs, and the number of Corporation RSUs held by each such Person, (d) the number of Corporation Warrants, Corporation Convertible Warrants Schedule and Corporation Convertible Notes, each by the holder(s) thereof and (e) such other information reasonably requested by Parent. If there are any changes required to be made to the Initial Closing Consideration Spreadsheet between the Agreement Date and the Merger Effective Time, the Corporation shall deliver to Parent not less than three Business Days prior to the Closing Date a revised Initial Closing Consideration Spreadsheet (the “Final Closing Consideration Spreadsheet”), certified by the Chief Executive Officer of the Corporation, updated with the Corporation’s good faith estimates of such information as of the Closing Date (including without limitation the vesting of any Corporation RSUs into Stock) and reasonably satisfactory to Parent. The Final Closing Consideration Spreadsheet shall be prepared on the same basis and using the same methodologies, and in accordance with the same principles, as the Initial Closing Consideration Spreadsheet, including being reasonably satisfactory to Delaware Parent; provided, however, that the Final Closing Consideration Spreadsheet also shall include such other information that is reasonably necessary to effectuate the conversion of Stock and Company RSUs into Delaware Parent Common Stock and Delaware Parent RSUs and the delivery of Delaware Parent Stock and Delaware Parent RSUs to the respective recipients thereof, as soon as possible after the Closing and in an accurate and efficient manner.

1.7.3      Dissenting Shares

Stockholders who have complied with all the requirements for perfecting appraisal or dissenters’ rights, as required under the DGCL, shall be entitled to their appraisal or dissenters’ rights under the DGCL with respect to such shares (“Dissenting Shares”). Notwithstanding anything to the contrary herein, (a) if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal or dissenters’ rights, then, as of the later of the Merger Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the portion of the Merger Consideration to which such holder is then entitled under this Agreement, without interest thereon and upon surrender of the certificate representing such shares in accordance with this Agreement together with any other documents required under Section 1.7.4 and (b) any Dissenting Shares held by a Stockholder who has perfected such Stockholder’s appraisal or dissenters’ rights for such shares in accordance with the DGCL shall not be converted into the right to receive any portion of the Merger Consideration pursuant to Section 1.7.1. The Corporation shall provide to Delaware Parent (i) prompt notice of any demands for appraisal or purchase received by the Corporation, withdrawals of such demands, and any other instruments related to such demands served in accordance with the DGCL and received by the Corporation and (ii) the right to direct all negotiations and proceedings with respect to such demands under the DGCL. The Corporation shall not, except with the prior written consent of Delaware Parent, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any Claim or demand in respect of any Dissenting Shares. The payment of consideration under this Agreement to the Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.7.5 and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal or dissenters’ rights under the DGCL by any Stockholder.

Annex A-5

1.7.4      Exchange of Certificates and Payment

(a)         Prior to the Merger Effective Time, Delaware Parent shall designate Continental Stock Transfer and Trust Company to act as exchange agent (the “Exchange Agent”) in the Merger. The Exchange Agent shall be responsible for exchanging and/or verifying the cancellation of share certificates (where share certificates were issued) representing Stock in exchange for Delaware Parent Common Stock or Delaware Parent Preferred Stock, as the case may be (together referred to as “Delaware Parent Stock”).

(b)        At or prior to the Merger Effective Time, Delaware Parent shall deposit, or cause to be deposited, a copy of the stockholder list of the Corporation with the Exchange Agent updated to reflect, at the Merger Effective Time, the issuance of the Merger Consideration receivable by the Stockholders in accordance with the Final Closing Consideration Spreadsheet. The Merger Consideration shall be duly issued to the appropriate Stockholders upon the entry of the names of the Stockholders on the stockholder list of the Corporation. Prior to the Merger Effective Time, and if requested by the Exchange Agent, Parent shall send, or shall cause the Exchange Agent to send, to each Stockholder, a Letter of Transmittal for use in such exchange and/or verification, in form and substance reasonably satisfactory to Parent and the Corporation (a “Letter of Transmittal”) which shall specify that the delivery and/or cancellation of Corporation stock certificates (“Corporation Stock Certificates”) in respect of the portion of the Merger Consideration to be issued to each Stockholder shall be effected, and risk of loss and title shall pass, only upon proper delivery and/or cancellation of the Corporation Stock Certificates and other related transmittal documents to the Exchange Agent for use in such exchange.

(c)        Upon surrender of a Corporation Stock Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Delaware Parent, together with a duly executed Letter of Transmittal (if required), which includes a release of certain Claims set forth therein, and such other documents (including IRS Form W-8 or W-9, as applicable) as may reasonably be required by Delaware Parent or the Exchange Agent, the holder of such Corporation Stock Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.7.1, if any, and the Corporation Stock Certificate so surrendered shall forthwith be canceled. If any Corporation Stock Certificates shall have been lost, stolen, or destroyed, upon the making of an affidavit of such fact by the Stockholder Claiming such certificate to be lost, stolen, or destroyed, in form reasonably satisfactory to Delaware Parent, the Exchange Agent shall pay in exchange for such lost, stolen, or destroyed Corporation Stock Certificate the portion of the Merger Consideration that such Stockholder is entitled to receive pursuant to Section 1.7.1. Delaware Parent may, in its discretion and as a condition precedent to the issuance thereof, require such Stockholder to provide Delaware Parent with an indemnity agreement, in a form reasonably satisfactory to Delaware Parent, against any Claim that may be made against Delaware Parent with respect to the Corporation Stock Certificate alleged to have been lost, stolen, or destroyed, and a surety bond, reasonably satisfactory to Delaware Parent, to secure such indemnity obligation. No interest shall accrue on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any Person other than the Person in whose name the Corporation Stock Certificate(s) surrendered in exchange therefor is registered, it shall be a condition to such delivery that the Person requesting such delivery shall pay to Delaware Parent any transfer or other Taxes required by reason of the payment of the Merger Consideration (or any portion thereof) to a Person other than the registered holder of the Corporation Stock Certificate(s) so surrendered, or shall establish to the satisfaction of Delaware Parent that such Tax has been paid or is not applicable.

(d)        Delaware Parent’s delivery of the Merger Consideration to the Exchange Agent and/or the Surviving Corporation in accordance with and as set forth in this Section 1.7.4 constitutes Delaware Parent’s full performance of its obligations with respect to the payment of the Merger Consideration to the Stockholders in connection with the consummation of the Merger. Delaware Parent’s delivery of the applicable portion of the Merger Consideration to the Exchange Agent and/or the Surviving Corporation in accordance with and as set forth in this Section 1.7.4 constitutes Delaware Parent’s full performance of its obligations with respect to the payment of the Merger Consideration to each Stockholder in connection with the consummation of the Merger.

(e)        Notwithstanding anything to the contrary contained herein, no fractional Delaware Parent Stock will be issued by virtue of the Merger, and each Person who would otherwise be entitled to a fraction of a share of Delaware Parent Stock (after aggregating all fractional shares of Delaware Parent Stock that otherwise would be received by such holder) shall instead have the number of shares of Delaware Parent Stock issued to such Person rounded down to the nearest whole share, without payment in lieu of such fractional shares.

Annex A-6

1.7.5      No Further Transfers

After the Merger Effective Time, there shall be no transfers of any shares of Stock on the stock transfer books of the Corporation or the Surviving Corporation. If, after the Merger Effective Time, certificates formerly representing shares of Stock are presented to the Surviving Corporation, such shares shall be forwarded to the Exchange Agent and shall be canceled and exchanged in accordance with Section 1.7.4, subject, in the case of Dissenting Shares, to Section 1.7.53.

1.8         Reserved Shares

At the Closing, Delaware Parent shall issue an aggregate of fifty million (50,000,000)  shares of Delaware Parent Common Stock constituting a portion of the Merger Consideration, as a reserve (the “Reserved Shares”), which Reserved Shares will be deposited into an escrow account promptly after Closing and used to settle any matters in connection with claims that relate to the affairs of the Corporation prior to the Closing Date (including, without limitation, any current and/or future litigation matters, Corporation debt, accrued interest, accounts payable, investments in Corporation Subsidiaries and matters related to the Final Consideration Closing Spreadsheet, among other), in each instance in the reasonable judgment of the Board of Directors of Delaware Parent. The number of Reserved Shares shall be increased from time to time by the number of any Cancelled RSU Shares, as provided in Section 1.9. For a period of six years after the Closing Date, Delaware Parent may, from time to time, give written instructions to the escrow agent to release such number of the Reserved Shares in settlement of any such matters. If any portion of the Reserved Shares remains in escrow at the end of such six year period, then Delaware Parent shall distribute such shares to the stockholders of the Corporation existing as of immediately prior to the Merger Effective Time, on a pro rata basis.

1.9         Corporation RSUs

Each Corporation RSU shall be canceled and converted into one Delaware Parent RSU(s) as provided in Section 1.7.1(c). The Corporation agrees that the board of directors of the Corporation (or, if appropriate, any committee administering the Corporation RSU Plan) shall adopt such resolutions or take such other actions (including obtaining any required consents from the holders of such Corporation RSUs and providing notices required under the Corporation RSU Plan) as may be required to (a) effect the treatment of the Corporation RSUs as set forth in Section 1.7.1(c) as of the Closing and (b) terminate the Corporation RSU Plan and each Corporation RSU, as well as all other equity based incentive plans of the Corporation as of the Closing. The Corporation RSUs shall become restricted stock units of Delaware Parent (“Delaware Parent RSUs”) as of the Closing and Delaware Parent shall, prior to closing, establish and adopt an incentive plan that covers and governs the Delaware Parent RSUs. Any Corporation RSUs that have been converted into Delaware Parent RSUs and that have not, as of the end of their respective vesting periods, been vested by their terms, shall be cancelled and of no further legal effect. In the event that any unvested Delaware Parent RSU or portion thereof existing as of the Merger Effective Time is cancelled and/or terminated (i.e, and does not vest) subsequent to the Effective Time due solely to the termination of a Delaware RSU holder’s employment or consulting relationship by Delaware Parent (and not by voluntary termination or other action by such holder), then the number of unvested shares of Delaware Parent Common Stock so cancelled (the “Cancelled RSU Shares”) shall be added to the number of Reserved Shares, and shall for all purposes of this Agreement be deemed to be Reserved Shares as of the date of such cancellation .

1.10       Corporation Warrants

(a)         Each Corporation Warrant shall be adjusted into and become an Adjusted AGBA Delaware Warrant, as provided in Section 1.7.1(e). The terms governing each Adjusted AGBA Delaware Warrant shall be as provided in the corresponding Corporation Warrant.

(b)         Each Corporation Convertible Warrant will be converted into Corporation Stock no later than immediately prior to the Merger Effective Time.

1.11       Corporation Convertible Notes

Each Corporation Convertible Note will be converted into Corporation Stock no later than immediately prior to the Merger Effective Time. The Corporation has, no later than the Agreement Date, provided an acknowledgment to all holders of Convertible Notes as to the conversion of each Corporation Convertible Note held by them into Corporation Stock.

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1.12       Closing Deliveries

At or prior to the Closing, (a) Delaware Parent shall deliver to the Corporation all certificates, instruments, documents, and other deliverables set forth this Article I and in Article VI and (b) the Corporation shall deliver to Delaware Parent all certificates, instruments, documents, and other deliverables set forth in this Article I and in Article V.

1.13       Tax Withholding

Each of Parent, Delaware Parent and Merger Sub and their agents shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Applicable Law (as reasonably determined by Parent, Delaware Parent or Merger Sub, respectively). To the extent that amounts are so withheld by Parent, Delaware Parent or Merger Sub or their agents, as the case may be, and paid over to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.14       Securities Act Matters

(a)         The parties acknowledge that the Delaware Parent Stock to be issued to the Stockholders in connection with the Merger will not be registered under the Securities Act.

(b)         Each certificate representing Delaware Parent Common Stock and Delaware Parent Preferred Stock issued to the Stockholders shall be stamped or otherwise imprinted with a legend in substantially the following form: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM PURSUANT TO THE ACT AND APPLICABLE STATE SECURITIES LAWS. ANY OFFER, SALE, ASSIGNMENT, TRANSFER OR OTHER DISPOSITION OF THESE SECURITIES IN A TRANSACTION THAT IS NOT REGISTERED UNDER THE ACT IS SUBJECT TO THE CORPORATION’S RIGHT TO REQUIRE DELIVERY OF AN OPINION OF COUNSEL TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

(c)         Each certificate representing Delaware Parent Common Stock, other than certificates representing Unrestricted Shares, shall be stamped or otherwise imprinted with a legend in substantially the following form: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY INTEREST THEREIN MAY NOT BE DIRECTLY OR INDIRECTLY SOLD, OFFERED FOR SALE, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED OR DISPOSED OF PRIOR TO [THE DATE WHICH IS 165 DAYS AFTER THE CLOSING DATE], EXCEPT AS PROVIDED IN THAT CERTAIN AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER DATED AUGUST 30, 2024 AMONG THE COMPANY AND TRILLER, CORP., AND CERTAIN OTHER PARTIES, A COPY OF WHICH AGREEMENT IS ON FILE AT THE OFFICE OF THE COMPANY. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY. ANY PURPORTED TRANSFER IN VIOLATION OF THAT AGREEMENT SHALL BE VOID.”

(d)         Each certificate representing Delaware Parent Preferred Stock shall be stamped or otherwise imprinted with a legend in substantially the following form: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY INTEREST THEREIN MAY NOT BE DIRECTLY OR INDIRECTLY SOLD, OFFERED FOR SALE, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED OR DISPOSED OF PRIOR TO SEPTEMBER [*], 20251, EXCEPT AS PROVIDED IN THAT CERTAIN AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER DATED AUGUST 30, 2024 AMONG THE COMPANY AND TRILLER, CORP., AND CERTAIN OTHER PARTIES, AND EXCEPT AS PROVIDED IN THAT CERTAIN LETTER AGREEMENT BETWEEN CASTLE LION INVESTMENTS LIMITED, COPIES OF WHICH AGREEMENTS

____________

1         One year after Closing

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ARE ON FILE AT THE OFFICE OF THE COMPANY. A COPY OF EACH SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER OF THIS CERTIFICATE UPON WRITTEN REQUEST TO THE COMPANY. ANY PURPORTED TRANSFER IN VIOLATION OF THE FOREGOING AGREEMENTS SHALL BE VOID.”

Article II
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

Except as disclosed in the Triller LLC 2024 S-1, the Parent August 2024 Draft 14A or in the corresponding schedules of the disclosure memorandum delivered by the Corporation to Parent prior to the execution of this Agreement (the “Corporation Disclosure Memorandum”), in order to induce Parent and Merger Sub to enter into and perform this Agreement, the Corporation represents and warrants to Parent and Merger Sub, as to the Corporation (and, for all periods prior to the Reorg Effective Time, except where the context requires otherwise, also as to Triller LLC), except as otherwise provided, as follows:

2.1         Organization and Good Standing; Books and Records

The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and the Corporation has all requisite power and authority to own, operate, and lease its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted. The Corporation is duly qualified to do business and is in good standing in each of the jurisdictions in which it conducts its business, which are the only jurisdictions in which such qualification is necessary. The Corporation has furnished to Parent accurate and complete copies of the Corporation’s (i) governing documents, (ii) minute books, and (iii) stock ledger and stock or unit transfer records. Such books and records accurately reflect all meetings of the members or stockholders, as the case may be, and the boards of directors (including any committees thereof) of the Corporation and all actions taken by written consent of the Stockholders, as well as their boards of directors (including any committees thereof), as applicable, since the inception of the Corporation through the Agreement Date; the minutes contained therein accurately reflect the events of and actions taken at such meetings; and such stock ledger and stock transfer records accurately reflect all issuances, transfers, and cancellations of shares of capital stock of the Corporation.

2.2         Authority and Enforceability

(a)  Authority. The Corporation has full power and authority to execute this Agreement and the other Operative Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder. The board of directors of the Corporation, at a meeting duly called and held, or by written consent in lieu thereof, has unanimously (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Corporation and its Stockholders, (ii) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, and (iii) resolved to recommend that the Stockholders adopt this Agreement and approve the Transactions. This Agreement and the Transactions shall, after the Parent Shareholder Meeting, be duly authorized, adopted and approved by the requisite vote or written consent of the Stockholders in compliance with the Corporation Certificate of Incorporation, the Corporation Bylaws and the DGCL, and the form of notice to be provided to the other Stockholders, collectively, the “Stockholder Approval”). All actions relating to the solicitation and obtainment of the Stockholder Approval with respect to this Agreement will be taken in compliance with Applicable Law. Pursuant to Section 4.10, the Corporation will provide all legally required notices to all its Stockholders that have not voted for or provided written consent to the Merger and all other Transactions to which the Corporation is a party, pursuant to Section 228(e) of the DGCL; such notices to be delivered to all Stockholders promptly after the Stockholder Approval has been obtained. The Corporation has full power and authority to consummate the Transactions to which it is a party.

(b) Enforceability. This Agreement has been duly executed and delivered by the Corporation and, assuming the due authorization, execution, and delivery by each of the other parties hereto, this Agreement is the valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, and each of the other Operative Documents to which it is (or will be) a party, when executed by the Corporation, and assuming the due authorization, execution, and delivery by each of the other parties thereto, is (or will be) the valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, in each case, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or other Applicable Law affecting or relating to creditors’ rights generally and general principles of equity. the Corporation. Except for any regulatory consents, no third party consents are required for the Corporation to consummate the Transactions.

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2.3         Capitalization and Stock Rights; Consideration Spreadsheet; Subsidiaries

(a) The Corporation as of the Reorganization

(i)          The capitalization of the Corporation as of the Agreement Date is as follows:

(A)        Series A Common Stock: 850,000,000 shares authorized, 207,556,771 shares issued (excluding the shares of Common Stock issuable upon the conversion of the Corporation Convertible Notes and including 30,293,447 shares of Series B Common Stock that will be converted from Corporation Convertible Warrants into Series B Common Stock immediately prior to the Merger Effective Time).

(B)         Series B Common Stock: 50,000,000 shares authorized, 68,556,829 shares issued; including 38,263,382 shares of Series B Common Stock that will be converted from Corporation Convertible Warrants into Series B Common Stock by immediately prior to the Merger.

(C)         Preferred Stock: 100,000,000 shares authorized, of which 50,000,000 have been designated as Series A-1 Preferred Stock and of which 37,702,230 shares are issued.

(D)        All Stock: 337,600,081 shares issued.

(E)         Corporation RSU Plan: 54,020,128 shares of Series A Common Stock reserved for issuance upon the vesting of Corporation RSUs.

(F)         Corporation Warrants: Warrants to purchase an aggregate of 55,719,676 shares of Corporation Stock.

(G)        Corporation Convertible Notes: Corporation Convertible Notes in the aggregate principal amount of $96,798,078.46, all of which shall convert at a conversion price equal to the volume weighted average price per share of Parent Common Stock for the 30 days prior to the date of execution hereof $2.1377 into an aggregate of 54,077,698 shares of Delaware Parent Common Stock at the Closing.

The Delaware Reorg Certificate and all other filings required to be made in Delaware in connection with the Reorganization have been filed with the Delaware Secretary of State. As of the Agreement Date, the Stock is held of record and beneficially by the Stockholders as set forth on the Initial Closing Consideration Spreadsheet, free and clear of any Encumbrances (except with respect to the Reserved Shares). As of the Agreement Date, each share of Stock is authorized and validly issued and is fully paid and non-assessable, and issued in compliance with Applicable Law. As of the Agreement Date, except as set forth on the Initial Closing Consideration Spreadsheet , there are no other outstanding shares of capital stock of, or other equity or voting interests in, the Corporation, and no outstanding securities of the Corporation convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Corporation, and, except for the Corporation RSUs, the Corporation Warrants, the Corporation Convertible Warrants and the Corporation Convertible Notes, there are no outstanding options, warrants, rights, convertible debt instruments or other commitments or agreements to acquire from the Corporation, or that obligate the Corporation to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Corporation. Except as otherwise amended in the Final Closing Consideration Spreadsheet, as of the Closing Date, the ownership of all Stock, Corporation Warrants, Corporation Convertible Warrants, Corporation Convertible Notes and Corporation RSUs shall be as set forth in the Initial Closing Consideration Spreadsheet. As of the Agreement Date, except for the Corporation RSUs, the Corporation Warrants, the Corporation Convertible Warrants and the Corporation Convertible Notes, there shall be no options, warrants, restricted stock, stock appreciation rights, phantom stock rights, convertible debt instruments or any other rights with respect to the equity the Corporation. Neither Triller LLC nor the Corporation has ever declared or paid any dividends on any shares of Stock or other equity, and there is no Liability for dividends accrued and unpaid by the Corporation or Triller LLC.

(ii)         The Initial Closing Consideration Spreadsheet is accurate and complete in all respects. The Final Closing Consideration Spreadsheet, when delivered, will be accurate and complete in all respects, and upon payment of the amounts set forth therein, no Parent Entity or any of their respective Representatives will have any obligation to any Stockholder, or to any holder of Corporation Warrants, Corporation Convertible Warrants, Corporation Convertible notes or Corporation RSUs with respect to any Stock or to any equity or convertible equity interests in Triller LLC.

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(iii)        Exhibit 21.1 of the Triller LLC 2024 S-1 sets forth a complete list of the Corporation’s Subsidiaries as of the Agreement Date. The Corporation is not under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

2.4         No Approvals; No Conflicts

The execution, delivery, and performance by the Corporation of this Agreement and the other Operative Documents to which the Corporation is (or will be) a party and the consummation by the Corporation of the Transactions do not and will not (a) violate (with or without the giving of notice or lapse of time, or both) Applicable Law, (b) require any consent, approval, or authorization of, declaration, filing, or registration with, or notice to, any Person, other than (i) the Stockholder Approval and (ii) the filing of the Certificate of Merger, (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify, or cancel, any Encumbrance, Contract, obligation, or Liability to which the Corporation is a party or by which it is bound or to which any its assets is subject, (d) result in the creation of any Encumbrance on any assets of the Corporation, (e) conflict with or result in a breach of or constitute a default under any provision of the governing documents of the Corporation, (f) invalidate or adversely affect any Corporation Permit, or (g) impair the right of the Corporation (or any Parent Entity after the Closing) to Exploit any Corporation IP.

2.5         Financial Statements; No Undisclosed Liabilities

(a)         The Triller LLC 2024 S-1 sets forth (i) the audited balance sheets and statements of operations, cash flows, and equity of Triller LLC at and for the two fiscal years ended December 31, 2022 and 2021 and accompanying notes (the “Annual Financial Statements”). The Parent August 2024 Draft 14A sets forth (x) the audited balance sheets and statements of operations, cash flows, and equity of Triller LLC for the fiscal year ended December 31, 2023 and accompanying notes (together with the Annual Financial Statements, the “Audited Financial Statements”) and (y) an unaudited balance sheet, statement of operations and statements of cash flows of Triller LLC at and for the three month period ended March 31, 2024 (the “Interim Financial Statements” and collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (i) are accurate, complete, and consistent with the books and records of Triller LLC and the Corporation, (ii) have been prepared in conformity with GAAP on a basis consistent with prior accounting periods, and (iii) fairly present the financial position, results of operations, and changes in financial position of Triller LLC as of the dates and for the periods indicated, subject, in the case of the Interim Financial Statements, solely to normal recurring period end adjustments. The unaudited balance sheet of Triller LLC as of March 31, 2024 (the “Corporation Balance Sheet Date”) is herein referred to as the “Corporation Balance Sheet.” The Company has no Liabilities that are not fully reflected or reserved against, as prescribed by GAAP, in the Corporation Balance Sheet, except Liabilities incurred since the Corporation Balance Sheet Date in the ordinary course of business and consistent with past practice. The Corporation is not a guarantor, indemnitor, surety, or other obligor of any indebtedness of any other Person. The Corporation has delivered to Parent accurate and complete copies of all management letters and other correspondence received from accountants of the Corporation relating to the Corporation’s financial statements, accounting controls, and all related matters. There has been no incidence of Fraud that involves any current or former Corporation Service Providers.

(b)         The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) the obligations of the Corporation are satisfied in a timely manner and as required under the terms of each Contract to which the Corporation is a party or by which the Corporation is bound. To the Knowledge of the Corporation, the Corporation has no unremedied significant deficiencies or material weaknesses (as such terms are defined under GAAP) in the design or operation of internal control over financial reporting.

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2.6         Absence of Certain Changes or Events

(a) Financial. Except for transactions specifically contemplated in this Agreement or as set forth in the Triller LLC 2024 S-1, the Parent August 2024 Draft 14A and/or in Schedule 2.6(b), since the Corporation Balance Sheet Date: (a) the business of the Company has been conducted only in, and the Corporation has taken no action except in, the ordinary course of business and consistent with past practice and (b) there has not occurred any Material Adverse Effect. Since the Corporation Balance Sheet Date, the Corporation has not experienced any business disruption, or taken any actions outside of the ordinary course of business and consistent with past practice.

(b) Bring Down. Schedule 2.6(b) of the Corporation Disclosure Memorandum sets forth all material updates and changes to (i) the Corporation’s business and operations, and (ii) the representations and warranties of the Corporation set forth in this Article II, that have occurred since January 29, 2024.

2.7         Property

(a)         The Corporation does not own and has never owned any real property.

(b)         The Corporation has provided to Parent all lease agreements (the “Leases”) with respect to all real property leased or currently being used by the Corporation (the “Real Property”). All Leases are valid, binding, and enforceable in accordance with their terms and are in full force and effect. Except as provided in Schedule 2.12(a) of the Corporation Disclosure Memorandum, the Corporation has performed all material obligations imposed on it under the Leases, and neither the Corporation nor any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by the Corporation, or, to the Knowledge of the Corporation, any other party thereto, that would result in a Material Adverse Effect. There is not, and within the past 12 months there has not been, any material disagreement or dispute with any other party to any of the Leases, nor is there any pending request for amendment of any of the Leases, except as provided in Schedule 2.12(a) of the Corporation Disclosure Memorandum. The Corporation has not received any notification that any party to any of the Leases intends to cancel, terminate, materially modify, refuse to perform, or refuse to renew any of the Leases. There is no Encumbrance applicable to the Real Property that could reasonably be expected to materially impair the use or the occupancy of the Real Property other than Permitted Encumbrances. The Corporation has provided to Parent accurate and complete copies of all Leases.

(c)         All of the material assets and properties of the Corporation are in good condition and repair subject to normal wear and tear, in sufficient working order and have been properly maintained to a material extent. Each asset included in the Financial Statements or material asset acquired by the Corporation since the Corporation Balance Sheet Date, and each material asset used by the Corporation or that is in the reputed ownership of the Corporation, is: (i) legally and beneficially owned solely by the Corporation free from all Encumbrances other than Permitted Encumbrances and (ii) where capable of possession, in the possession or under the control of the Corporation.

2.8         Labor and Employment Matters; Nondisclosure and Non-Competition Agreements

(a)         The Corporation keeps accurate and up to date records of: (i) the names, titles, national, and local jurisdictions of service to the Corporation, work authorization status in such jurisdictions, classification for purposes of all applicable wage-and-hours laws, part- or full-time status, permanent or temporary status, leave status, accrued paid time off, and current base and variable compensation amounts or rates (whether salaried or otherwise) of all directors, officers, and employees (full-time and part-time, whether permanent or temporary) of the Corporation and (ii) the names, titles, national, and local jurisdictions of service to the Corporation, permanent or temporary status, current compensation packages, and descriptions of services to the Corporation of all consultants and independent contractors of the Corporation.

(b)         The Corporation is not party to any labor, collective bargaining, or similar agreement, and there are currently no organizational campaigns, petitions, or other unionization activities seeking recognition of a collective bargaining unit that could affect the Corporation. No employees of the Corporation are, or in the past three years have been, represented by any labor organization, or other collective Representative entity, union, or organization. None of the Transactions could reasonably be expected to require approval or consent by any works council, labor collective group, or other similar third-party entity. There is no labor dispute pending or, to the Knowledge of the Corporation, threatened against or affecting the Corporation, and the Corporation has not experienced any work stoppage since its inception. To the Knowledge of the Corporation, no employee, contractor, or consultant of the Corporation intends to terminate his or her employment or relationship with the Corporation. All individuals who have

Annex A-12

provided or are providing services of any kind to the Corporation are correctly classified as either being an employee or an independent contractor, and if classified as an employee are correctly classified as being exempt or non-exempt from overtime under Applicable Law.

(c)         Since the inception of the Corporation, the Corporation has been in compliance with Applicable Law respecting employment, including hiring, termination, discrimination, harassment, retaliation, accommodation, terms and conditions of employment, wages, hours, and occupational safety and health, and has not engaged in any unfair labor practice. Since the inception of the Corporation, the Corporation has withheld all amounts required by Applicable Law or by Contract to be withheld from the wages, salaries, and other payments to its employees, including common law employees, and is not liable for any arrears of wages (including commissions, bonuses, or other compensation) or any Taxes or any penalty for failure to comply with any of the foregoing (or, if any arrears, penalty or interest was assessed against the Corporation regarding the foregoing, it has been fully satisfied). The Corporation is not liable for any payment to any trust or other fund, or to any Governmental Body with respect to unemployment compensation benefits, workers’ compensation benefits, social security, social benefits, or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no pending Claims against the Corporation under any workers compensation plan or policy or for long-term Disability. There are no controversies pending or threatened between the Corporation, on the one hand, and any current or former Corporation Service Providers, or any other Person, arising out of the Corporation’s status as employer or purported employer, or as an entity that engages contractors or consultants, on the other hand, that have resulted, or could reasonably be expected to result, in a Claim before any Governmental Body, including Claims for compensation, wage and hour violations, severance benefits, vacation time, vacation pay or pension benefits, discrimination, harassment, retaliation, failure to accommodate, wrongful discharge, or otherwise. Since the inception of the Corporation, the Corporation has obtained from all its former employees whose employment was involuntarily terminated general releases of all Claims (whether actual or potential, known or unknown) against the Corporation, and all releases of employment Claims in favor of the Corporation obtained from former employees since the inception of the Corporation are effective and binding to release all employment Claims from such employees and comply in all respects with Applicable Law.

(d)         No current or former Corporation Service Provider is or has been in violation of any provision or covenant of any Contract with any Person by virtue of such Corporation Service Provider’s being employed by, performing services for, or serving on the board of directors of, the Corporation. All provisions and covenants of Contracts with the Corporation or with any other Person in respect of which the Corporation may have rights or liability to which any current or former Corporation Service Provider is subject comply in all respects with Applicable Law.

(e)         Since the inception of the Corporation, there have been no plant closings, mass layoffs or other terminations of employees that would create any obligations upon or liabilities for the Corporation under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or similar laws. The Corporation has no plans to undertake any action that would trigger the WARN Act or any applicable mini-WARN Act.

(f)          Except for senior officers of the Corporation or as separately provided by the Corporation to Parent, all employees of the Corporation are employed on an “at will” basis and are lawfully employed in the United States. All current and former employees of the Corporation, are or were during their employment with the Corporation authorized to work in the United States in accordance with all applicable Laws, including but not limited to the Immigration and Naturalization Act, as amended, and the regulations promulgated thereunder. The Corporation has not received any complaint or other allegation regarding any current or former employee being unauthorized to work for the Corporation in the United States. No allegations of immigration-related unfair employment practices have been made against the Corporation, or to the Knowledge of the Corporation, threatened to be filed with the Equal Employment Opportunity Commission or the Special Counsel for Immigration-Related Unfair Employment Practices, or any other Governmental Body. The Corporation has completed and retained in accordance with all applicable Laws and regulations a Form I-9 for all employees working in the United States for the Corporation.

(g)         (i) No allegations of sexual harassment, sexual assault, or misconduct in the course of being employed by, or providing services to, the Corporation have been made against (A) any Corporation senior management employee, or any current or former officer or director of the Corporation, or (B) any other Corporation Service Provider who, directly or indirectly, supervises any other Corporation Service Provider and (ii) the Corporation has not made any payment arising out of, or entered into any settlement agreement or conducted any investigation

Annex A-13

related to, allegations of sexual harassment, sexual assault or misconduct by or regarding any Corporation Service Provider or other Representative of the Corporation. To the extent allegations of sexual harassment, sexual assault, or misconduct have been made, the Corporation has promptly, thoroughly and impartially investigated all such allegations and, where it was determined that such allegation had potential merit, the Corporation has taken prompt and appropriate action.

(h)         The Corporation has made available to Parent accurate and complete copies of each of the following: (i) all forms of employment agreements and offer letters pursuant to which any employees of the Corporation currently provide services to the Corporation, (ii) all forms of severance and change-in-control agreements of the Corporation currently in effect and binding upon the Corporation, (iii) all forms of service agreements and agreements with current consultants, contractors, and/or advisory board members of the Corporation, (iv) all forms of Corporation IP Protection Agreements between current and former Corporation Service Providers and the Corporation at any time since its inception, and an accurate and complete list of any current or former Corporation Service Providers, and/or other Persons not subject thereto, (v) the most current management organization chart(s) of the Corporation, (vi) all forms of bonus or variable-compensation plans of the Corporation and all forms of award agreements thereunder, and (vii) a schedule of currently outstanding bonus, variable-compensation, severance, and change-in-control commitments of the Corporation. The Corporation has provided to Parent a complete and accurate list of all the Corporation’s employment agreements, offer letters, severance or change-in-control agreements, service agreements with non-employee service providers, and bonus or compensation agreements, in each case, that are currently in effect and differing in any material respect from the standard forms of such agreements included in the Triller 2024 S-4.

2.9         Employee Benefit Plans

(a)         Prior to the Closing, the Corporation will provide to Parent a list of all Employee Benefit Plans that the Corporation nor any Subsidiary or ERISA Affiliate sponsors, maintains, or contributes to any. The Corporation has no agreement, commitment, or obligation to create, enter into or contribute to any other plan, program, policy, practice, Contract, or fund that would be an Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan (other than as contemplated under this Agreement). The terms of each Employee Benefit Plan permit the Corporation to amend and terminate such Employee Benefit Plan at any time and for any reason without Liability (other than routine administrative costs in the ordinary course of business and consistent with past practice).

(b)         The Corporation has made available to Parent a current, accurate, and complete copy of each material Employee Benefit Plan (or, to the extent such plan is unwritten, an accurate description, including all material terms thereof), and, to the extent applicable: (i) any contractual obligations relating to any Employee Benefit Plan, including all trust agreements, insurance or annuity contracts, investment management agreements, record keeping agreements, and other documents or instruments related thereto, (ii) the most recent IRS determination letter, opinion letter, or advisory letter, (iii) the most recent summary plan description and any summary of material modifications, and any other written communications (or a description of any oral communications) by the Corporation or any Corporation Subsidiary to the Corporation’s or Subsidiary’s employees concerning the extent of the benefits provided under any material Employee Benefit Plan, (iv) for the two most recent years, (A) the Form 5500 and attached schedules, (B) reviewed financial statements, (C) actuarial valuation reports, and (D) non-discrimination testing results and other compliance testing results, and (v) all material written correspondence relating to any audit, investigation, or correction associated with any Employee Benefit Plan. Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred, either by reason of any action or failure to act, since the issuance of such determination letter or opinion letter that could reasonably be expected to cause the loss of the tax-qualified status of such Employee Benefit Plan.

(c)         Except as would not have a Material Adverse Effect, all individuals who, pursuant to the terms of any Employee Benefit Plan, are entitled to participate in any Employee Benefit Plan, are currently participating in such Employee Benefit Plan or have been offered an opportunity to do so and have declined in writing.

(d)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan is, and was, properly and legally established, and at all times has been, maintained, operated, administered, and funded in all respects in accordance with its terms and in compliance with Applicable Law, (ii) the Corporation and each other Person (including each fiduciary) have, at all times, properly performed all their duties and obligations (whether arising by operation of law, by contract, or

Annex A-14

otherwise) under or with respect to such Employee Benefit Plan, including all reporting, disclosure, and notification obligations, and (iii) all returns, reports, notices, statements, summary plan descriptions, and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Body or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner. The Corporation has not incurred, and there exists no condition or set of circumstances in connection with which the Corporation, any ERISA Affiliate, or Parent could incur, directly or indirectly, any Liability (except for routine contributions and benefit payments) under ERISA, the Code, or any other Applicable Law, or pursuant to any indemnification or similar agreement with respect to such Employee Benefit Plan, except where such Liability would not, individually or in the aggregate have a Material Adverse Effect.

(e)         Neither the Corporation nor any Subsidiary or ERISA Affiliate sponsors, maintains, or contributes to, or has ever sponsored, maintained, or contributed to (or been obligated to sponsor, maintain, or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA, or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. No Employee Benefit Plan is a “defined benefit pension plan,” as defined in Section 3(35) of ERISA.

(f)          Neither the Corporation, its Subsidiaries nor any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination welfare benefits of any kind, including death and medical benefits, with respect to any current or former Corporation Service Provider, other than continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B of the Code or other Applicable Law and at the sole cost of the individual (or their beneficiaries).

(g)         Neither the execution and delivery of this Agreement or any of the other Operative Documents nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay, unemployment compensation, or any other material compensation or benefit, (ii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan (other than as required by Applicable Law), (iii) require the Corporation, Parent, or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, (iv) impair any of the rights of the Corporation, or any of its Affiliates with respect to any Employee Benefit Plan, (v) result in any loss of deduction for any reason, including pursuant to Section 280G of the Code, or (vi) result in the forgiveness in whole or in part of any outstanding loans made by the Corporation to any Person. None of the Corporation, any of its Subsidiaries, Parent or any Affiliate of Parent will be obligated to pay or reimburse any Person for any Taxes imposed under Section 4999 of the Code (or any corresponding or similar provision of Applicable Law with respect to Taxes) as a result of any Contract currently in effect.

(h)         Except as would not have a Material Adverse Effect, neither the Corporation nor any Corporation Subsidiary has received services from any individual (i) whom the Corporation or its Subsidiary treated as an independent contractor, but who should have been treated as a common law employee of the Corporation or Subsidiary or (ii) who constituted a leased employee of the Corporation or its Subsidiary under Section 414(n) of the Code.

(i)          Neither the Corporation nor any of its Subsidiaries sponsors, maintains, or contributes to, or has ever sponsored, maintained, or contributed to (or been obligated to sponsor, maintain, or contribute to), any Employee Benefit Plan that is mandated by a Governmental Body other than a Governmental Body of the United States or is subject to the laws of any jurisdiction outside of the United States.

(j)          The Corporation, each Corporation Subsidiary and each Employee Benefit Plan that is a group health plan is in compliance in all material respects with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, in each case as amended (collectively, the “2010 Health Care Law”). The operation of each Employee Benefit Plan that is a group health plan has not resulted in, and could not reasonably be expected to result in, the incurrence of any penalty or excise tax to the Corporation or any of its Subsidiaries pursuant to the 2010 Health Care Law. The Corporation and each of its Subsidiaries have offered all full-time employees (as defined in the 2010 Health Care Law) the ability to elect minimum essential coverage that provides minimum value for themselves and their dependents, such that there will not be any Liability or excise tax assessed against the Corporation or any of its Subsidiaries under Section 4980H of the Code. The Corporation and

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its Subsidiaries have not reimbursed any employee in the United States for health insurance premiums, other than for a group health plan sponsored by the Corporation or one of its Subsidiaries. There are no facts or circumstances that could reasonably be expected to create a reporting obligation or excise tax for the Corporation or any of its Subsidiaries under Section 4980D of the Code.

(k)         All equity-based compensation or incentive plans of the Corporation (including, without limitation, the Triller Third Amended and Restated 2021 Equity Incentive Plan and 2020 Equity Incentive Plan), other than the Corporation RSU Plan, have been properly and legally terminated as of the Agreement Date. All Corporation RSUs were validly issued and properly approved by the board of directors of the Corporation. Except for the Corporation RSUs set forth on the Initial Closing Consideration Spreadsheet, there is no outstanding equity-based compensation or incentive Contract of any kind relating to any securities of the Corporation or the Corporation as of the Agreement Date, nor shall any such Contract exist as of the Closing Date.

(l)          None of the Corporation, its Subsidiaries or the Corporation has any Liability with respect to paying any bonus or other cash incentive of any type to any individual except as set forth in the Triller2024 S-1 (Registration No. 333-273623) filed with the SEC on January 29, 2024 and Schedule 2.9(l) of the Corporation Disclosure Memorandum.

(m)        All Taxes that are required by Applicable Law to be withheld from benefits derived under any Employee Benefit Plan have been properly withheld and remitted to the proper Tax Authority or depository in a timely manner.

2.10       Intellectual Property

2.10.1    Intellectual Property Generally

(a)         The Corporation (i) exclusively owns and has independently developed or acquired or (ii) has the valid right or license to Exploit, all Corporation IP. The Corporation IP is sufficient for the conduct of the Corporation’s business as currently conducted and as currently proposed to be conducted. To the Knowledge of the Corporation, all Corporation Intellectual Property Rights are valid, subsisting, and enforceable. The Corporation has the sole and exclusive right to bring a Claim or suit against any third party’s infringement of the Corporation Intellectual Property Rights and to retain for itself any damages recovered in any such action.

(b)         The Corporation owns and has good and exclusive right, title, and interest in and to each item of Corporation-Owned IP and each of the Corporation IP Registrations, free and clear of all Encumbrances and licenses other than the Outbound Licenses. The right, license, and interest of the Corporation in and to all Third-Party IP are free and clear of all Encumbrances (other than restrictions contained in the applicable written license agreements with such third parties and Outbound Licenses).

(c)         Other than the Corporation IP Agreements, there are no Contracts governing or relating to any Corporation IP. The Corporation has provided to Parent accurate and complete copies of all Corporation IP Agreements.

(d)         The Corporation has not, directly or indirectly, (i) transferred ownership of, or granted any exclusive license in relation to, any Corporation IP to, any Person, (ii) permitted any Person to offer the Corporation IP or Corporation Products as a service or to resell, market, reproduce, distribute, or sublicense the Corporation IP or Corporation Products, or (iii) permitted the rights of the Corporation in any Corporation IP to lapse or enter the public domain.

2.10.2    Intellectual Property Registrations

All registrations, filings, and applications made by, on behalf of, or in the name of the Corporation (or under obligation of assignment to the Corporation) in any jurisdiction for any patents, copyrights, mask works, trademarks, service marks, domain names, and any other Corporation Intellectual Property Right (collectively, “Corporation IP Registrations”) are set forth on in the Triller LLC 2024 S-1 and/or the Parent August 2024 Draft 14A. The Corporation will, upon request of Parent, provide Parent with the jurisdictions in which such Corporation IP Registration has been issued, or applications have been filed, the name of the owner, the application or registration number, the filing date, the date of registration, and the expiration date of such Corporation IP Registration. The Corporation has made available to Parent complete and accurate copies of all applications that are not publicly available

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related to each item included in the Corporation IP Registrations. All of the Corporation IP Registrations are valid, enforceable, and subsisting. There is no information, and there are no materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Corporation IP Registrations invalid or unenforceable, or would materially affect any pending application for any Corporation IP Registrations. There are no actions that must be taken by the Corporation or Parent within 180 days after the Agreement Date for the purpose of obtaining, maintaining, perfecting, preserving, or renewing any Corporation IP Registration. All necessary registration, maintenance, and renewal fees due in connection with the Corporation IP Registrations have been made and all necessary documents, recordations, and certificates in connection with the Corporation IP Registrations have been filed with the relevant patent, copyright, trademark, or other authorities for the purposes of prosecuting, perfecting, and maintaining the Corporation IP Registrations. The Corporation has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Corporation IP Registrations that would constitute Fraud or a misrepresentation with respect to such application, or that would otherwise affect the validity or enforceability of any Corporation IP Registration. The Corporation has not engaged in any action or any omission, conducted its business, or used or enforced or failed to use or enforce the Corporation IP, in a manner that would result in the abandonment, cancellation, or unenforceability of any Corporation Intellectual Property Right or Corporation IP Registration, and the Corporation has not taken (and not failed to take) any action that would result in the forfeiture or relinquishment of any Corporation Intellectual Property Right or Corporation IP Registration. The Corporation will, upon request of Parent, make available a list of all trademarks, trade names, service marks, logos, domain names, design rights, and other identifiers currently used or proposed to be used by the Corporation but for which no registration has been sought, as well as any other material, unregistered Corporation IP. There have been no interferences, re-examinations, or oppositions brought or threatened to be brought involving any of the Corporation IP, nor to the Knowledge of the Corporation, is there any basis for any such interference, re-examination, or opposition.

2.10.3    Third Party Intellectual Property & IP Assignment

Other than the Third-Party IP, (a) no third-party intellectual property is used in, held for use in, or necessary for the conduct of the business of the Corporation as currently conducted or as proposed to be conducted and (b) no third-party intellectual property is used in, held for use in, or necessary for the development or continued development of the Corporation Products as such development is currently conducted or proposed to be conducted by or on behalf of the Corporation. Neither the Corporation nor any of its Affiliates has (x) assigned or transferred any Corporation IP to any Person (including any customer or potential customer), including pursuant to any Contract, purchase order, “work made for hire,” or other arrangement, or (y) customized any Corporation Product for any Person in a manner that would limit or impair the Corporation’s exclusive ownership of the Corporation-Owned IP.

2.10.4    Payments

Except as set forth in the Inbound Licenses, no royalties, commissions, fees, or other payments are or will become payable by the Corporation to any Person by reason of the Exploitation of any Corporation IP in the conduct of the Corporation’s business as currently conducted and as currently proposed to be conducted.

2.10.5    No Infringement

(a)         To the Knowledge of the Corporation, the operation of the business of the Corporation as it has been conducted since the Corporation’s formation, as currently conducted, and as currently proposed to be conducted, including the Exploitation of the Corporation IP and Corporation Products, and the design, development, use, branding, advertising, promotion, marketing, sale, distribution, and licensing out of any Corporation Product (i) have not, do not, and will not conflict with, infringe, violate, interfere with, or misappropriate any right (including any proprietary or intellectual property right), title, or interest of any Person, (ii) with respect to the proprietary or intellectual property rights of any Person that exist or have been applied for as of the Closing Date, will not infringe any such right when such operation, design, development, use, branding, advertising, promotion, marketing, sale, distribution, or licensing out is conducted in substantially the same manner by the Corporation following the Closing, and (iii) have not, do not, and will not constitute unfair competition or unfair trade practices under Applicable Law. There is no pending or threatened Claim that any of the Corporation-Owned IP is invalid or contesting the ownership or right of the Corporation to Exploit any of the Corporation-Owned IP, nor to the Knowledge of the Corporation, is there any basis for any such Claim. To the Knowledge of the Corporation, there is no pending or threatened Claim that any of the Third-Party IP is invalid or contesting the ownership of the Third-Party IP or the right of the Corporation to Exploit any of the Third-Party IP, nor is there any basis for any such Claim. Neither the Corporation nor any Stockholder has received any notice or Claim (whether written or oral) regarding any offer to license or any

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infringement, misappropriation, violation, misuse, abuse, or other interference of or with any third-party proprietary or intellectual property right by the Corporation, the Corporation IP, or any Corporation Products, or claiming that any other Person has any such Claim with respect thereto, nor to the Knowledge of the Corporation, is there any basis for any such Claim. Neither the Corporation nor any Stockholder has received any opinion of counsel relating to infringement, invalidity, or unenforceability of any Corporation IP or any Corporation Products. No Corporation Product, Corporation Technology, or Corporation Intellectual Property Right is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation that restricts in any manner the use, provision, transfer, assignment, or licensing thereof by the Corporation or may affect the validity, registrability, use, or enforceability of such Corporation Product, Corporation Technology, or Corporation Intellectual Property Right.

(b)         To the Knowledge of the Corporation, there is and has been no unauthorized use, unauthorized disclosure, infringement, violation, or misappropriation of any Corporation-Owned IP by any Person. Neither the Corporation nor any Stockholder has received any notice (whether written or oral) that any Person is infringing, violating, or misappropriating any Corporation IP or otherwise making any unauthorized use or disclosure of any Corporation IP. To the Knowledge of the Corporation, no such infringement, violation, misappropriation, use, or disclosure is occurring or has occurred.

(c)         All Technology incorporated into or embodied in any Corporation-Owned IP or Corporation Products was developed solely by either (i) employees of the Corporation acting within the scope of their employment or (ii) by contractors, consultants, or other third parties who have validly and irrevocably assigned all of their rights, including all intellectual property rights and proprietary rights therein, to the Corporation. To the extent any such Technology relates to Corporation IP Registrations, to the maximum extent provided for by, and in accordance with, Applicable Law, the Corporation has recorded each such assignment with the relevant Governmental Body.

2.10.6    Confidentiality; Source Code

The Corporation (a) has taken all necessary and appropriate steps to maintain the confidentiality of its trade secrets and confidential and proprietary information and data and of all trade secrets and confidential and proprietary information and data of any third party that has provided any confidential information to the Corporation, (b) has not disclosed trade secrets or confidential or proprietary information and data to any Person other than a Corporation Service Provider and under a written nondisclosure agreement, and (c) has not deposited, disclosed, or delivered to any Person, or agreed to or permitted the deposit, disclosure, or delivery to any Person of, any Source Code. No event has occurred, and no circumstances or conditions exist, that (with or without notice, lapse of time or both) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any Source Code. No Person has, or shall have any right to lease, license, purchase, or otherwise obtain any Source Code or Technology incorporated into or embodied in any Corporation-Owned IP or Corporation Products.

2.10.7    Agreements with Employees and Contractors

Each current or former Corporation Service Provider and any other Person who has been involved in, or who contributed to, the creation or development of any Corporation-Owned IP (each such Corporation Service Provider or Person, a “Contributor”), has executed and delivered to the Corporation a valid and enforceable (a) assignment of all rights, title, and interests that such Person may have, may have had or may hereafter acquire in or to such Corporation-Owned IP and a valid and enforceable waiver of any and all rights (including moral rights) that such Person may have therein and (b) nondisclosure, invention, non-competition, non-solicitation, and non-hire agreement (clauses (a) and (b) collectively, the “Corporation IP Protection Agreements”), and the Corporation has provided accurate and complete copies of all fully executed Corporation IP Protection Agreements to Parent. Each material Corporation IP Protection Agreement is on the Corporation’s standard form, which has been provided to Parent. No Contributor has claimed or alleged that any Corporation IP Protection Agreement between the Contributor and the Corporation is invalid or unenforceable and the Corporation has no reason to believe any such Claim or allegation will be forthcoming. No Contributor owns or has any right, including any right to assert any moral rights, to any of the Corporation Products or Corporation IP, nor has any Contributor made to the Corporation or threatened any assertions with respect to any alleged ownership, interest, or rights with respect to any of the Corporation Products or Corporation IP. To the Knowledge of the Corporation, no Contributor is, or has been at any time during employment with or any period of service to the Corporation, subject to any contract with any other Person which requires or has required such Contributor to assign, license, or grant any right, title, or interest in or to any Corporation IP to any Person other than the Corporation. No Contributor (i) has any right, license, Claim, moral right, or interest whatsoever in or with respect to any of the Corporation-

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Owned IP, (ii) is in violation of any provision or covenant of any Contract with any Person by virtue of such Contributor’s being employed by, performing services for, or serving on the board of directors of, the Corporation, or (iii) has excluded any intellectual property or other proprietary right that is related to the Corporation IP from the assignment provisions of any Corporation IP Protection Agreement.

2.10.8    Open Source

The Corporation will, upon Parent’s request, make available a list of all Open Source Materials (including release number, if any) included in or integrated with (including as a programming dependency) the Corporation Technology and the Corporation Products, including in development or testing thereof, and (a) the Open Source License (including version number, if any) pursuant to which the Corporation uses such Open Source Materials, (b) the location on the Internet, if any, where such Open Source Materials were most recently accessed by the Corporation, (c) whether such Open Source Materials have been modified by or for the Corporation (including a description of such modifications, if any), (d) whether such Open Source Materials have been distributed by or for the Corporation, and (e) whether such Open Source Material is Copyleft Material, and if so, how such Copyleft Materials are integrated with or interact with the Corporation IP. The Corporation has not: (i) used any Open Source Materials to develop any Corporation IP or Corporation Product, (ii) incorporated any Open Source Materials into, or combined any Open Source Materials with, any Corporation IP or Corporation Product, or (iii) distributed any Open Source Materials in conjunction with or for use with any Corporation Technology or Corporation Product. The Corporation has not used any Copyleft Materials or Open Source Materials in a manner that requires, will require, or would reasonably be expected to require: (x) any of the Corporation IP or Corporation Product, or any portion thereof, to be subject to any Copyleft License; (y) license or other provision of any Corporation Product or Corporation IP on a royalty-free basis; or (z) grant of any patent license, non-assertion covenant, or other rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Corporation Product or Corporation Technology. The Corporation is in compliance with the terms of all relevant licenses (including all requirements related to notices and making source code available to third parties) for all Open Source Materials used by the Corporation, including all copyright notice and attribution requirements, and all requirements to provide or offer access to source code.

2.10.9    Warranty against Defects

The Corporation IP is free from material defects and bugs, and substantially conforms to the applicable specifications, documentation, and samples therefor. The Software included in the Corporation IP does not and shall not contain (a) any clock, timer, counter, or other limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such Software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Corporation’s or any Person’s ability to use such Software or the Corporation IP, including after a specific or random number of years or copies or (b) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such Software or Corporation IP.

2.10.10  Effect of Transaction on Corporation IP Agreements

(a)        The consummation of the Transactions will neither violate nor result in the breach, modification, cancellation, termination, or suspension of, or acceleration of any payments with respect to, any Corporation IP Agreement. Following the Closing, the Surviving Corporation will have the right to exercise all of its rights under all Corporation IP Agreements, to the same extent the Corporation would have been able to had the Transactions not occurred and without being required to pay any additional amounts or consideration other than fees, royalties, or payments that the Corporation would otherwise be required to pay had the Transactions not occurred.

(b)        Neither this Agreement nor the Transactions will result in (i) any third party being granted rights or access to, or the placement in or release from escrow of, Source Code, (ii) the granting by Parent or any of its Affiliates to any third party any Corporation Intellectual Property Right or any other proprietary right, (iii) Parent or any of its Affiliates being bound by, or subject to, any non-competition, non-assertion of its rights, most-favored nation provisions, or other restriction on the operation or scope of its business, or (iv) Parent or any of its Affiliates being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Corporation prior to the Closing. Following the Closing, all Corporation-Owned IP will be fully transferable, alienable, or licensable by Parent without restriction and without payment of any kind to any third party.

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2.10.11  Privacy and Security

(a)        The Corporation complies with, and has at all times complied with, (i) Data Protection Laws (ii) any applicable privacy choices, including opt-in or opt-out preferences and rights’ requests, of natural Persons relating to the Processing of Personal Information, (iii) any Corporation Privacy Commitments, and (iv) any Corporation Data Agreement. The Corporation has provided adequate notice, obtained valid consents, offered sufficient opt-outs, maintained accurate records of the communications preferences of its users and other natural Persons whose Personal Information is Processed by or on behalf of the Corporation, and taken all other actions necessary for the Processing of Personal Information to the extent required under Data Protection Law. Neither the execution, delivery, and performance of this Agreement nor the consummation of the Transactions will cause, constitute, or result in a breach or violation of any Data Protection Law, Corporation Privacy Commitments, Corporation Data Agreements or standard terms of service entered into by users of any Corporation Products. The Corporation is in compliance with all applicable public-facing privacy notices regarding the Processing of Personal Information, has the right to transfer any Personal Information as part of this Agreement. The Corporation maintains lawful and adequate technical, contractual, and organizational measures to comply with Data Protection Laws regulating the transfer Personal Information across country borders.

(b)        Each Contract between the Corporation and any Person that Processes Personal Information for or on behalf of the Corporation as a service provider or processor to Corporation (a “Third-Party Processor”) requires each Third Party Processor to take commercially reasonable steps to protect Personal Information in accordance with Corporation’s information security program and applicable Data Protection Laws.

(c)        The Corporation has implemented, maintains, and is in compliance with a comprehensive written information security program that (a) complies with Data Protection Law, and (b) includes administrative, technical, and physical controls that are appropriate to safeguard the confidentiality, integrity, and availability of Personal Information in its custody or control against unauthorized access or other Security Breach.

(d)        The Corporation is in compliance with all Applicable Laws with respect to the Processing of Personal Information from a natural Person considered a child under applicable Data Protection Law (a “Child”), including, to the extent applicable, the Children’s Online Privacy Protection Act. With respect to Personal Information or other data Processed by the Corporation from a Child that (i) identifies a Child or (ii) can be used in combination with other information in the Corporation’s possession or reasonably available to the Corporation to identify a Child, the Corporation has either obtained appropriate prior verifiable parental consent for the Processing of that data, or has deleted such data, in each case in compliance with applicable Data Protection Law. To the extent applicable, the Corporation has complied with requests from parents or guardians of each Child with respect to the Processing of Personal Information provided by that Child to the Corporation.

(e)        The Corporation has implemented and maintains appropriate technical, physical, and organizational measures, security systems, and technologies in compliance with applicable reasonable data security requirements under Data Protection Law and Corporation Privacy Commitments and that are designed to protect computers, networks, software, and systems used by the Corporation from loss, theft, unauthorized access, use, disclosure, or modification. To the best of Corporation’s Knowledge, no Security Breaches have materially impacted the Corporation or resulted in material Liability to the Corporation.

(f)        The Corporation has not received, and there is no circumstance that would reasonably be expected to give rise to, any Claim, written notice, communication, warrant, regulatory opinion, audit result, or allegation from a Governmental Body or any other Person: (i) alleging or confirming non-compliance with a relevant requirement of Data Protection Law, Corporation Privacy Commitments, or a Corporation Data Agreement, (ii) requiring or requesting the Corporation to amend, rectify, cease Processing, de-combine, permanently anonymize, block, or delete any Personal Information, (iii) initiating, announcing, permitting or mandating investigations, audits, the requisition of information from, or the entering of the premises of, the Corporation by Governmental Bodies, or (iv) claiming compensation from the Corporation with respect to the Processing of Personal Information. The Corporation has not been involved in any Claims involving a breach or alleged breach of Data Protection Law or Corporation Privacy Commitments.

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2.10.12  Government Rights

No government funding, facilities of a university, college, or other educational institution or research center was used in the development of any Corporation-Owned IP. No Contributor, who was involved in, or who contributed to, the creation or development of any Corporation-Owned IP, has performed services for any government, university, college, or other educational institution or research center during a period of time during which such Contributor was also performing services for the Corporation. No government entity has any license or rights, including any rights of assignment or grant-back, to any Corporation Product or Corporation Technology.

2.10.13  Participation in Standards Organizations

The Corporation is not and has never been a member of, a contributor to, or affiliated with, any industry standards or open source organization, body, working group, project, or similar organization (a “Standards Organization”), and neither the Corporation, nor any Corporation-Owned IP, is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any Standards Organization. The Corporation has provided Parent with accurate and complete copies of all governing documents and other Contracts (including charter, Bylaws, and participation guidelines) relating to the Corporation’s membership in, contribution to, or affiliation with, any Standards Organization.

2.10.14  Warranties; Corporation Products

(a)        There have been no product liability Claims asserted against the Corporation relating to the Corporation, or any Corporation Products or services related thereto, or, to the Knowledge of the Corporation, threatened against the Corporation relating to any Corporation Products. The Corporation does not have any liability, or written notice of any Claim alleging potential liability, arising out of any injury to individuals or property related to any Corporation Product.

(b)        The Corporation has obtained, complied with, and has maintained at all times all certifications in connection with the conduct and operation of the business of the Corporation, including the operation of Corporation Products and their manufacture, sale, and distribution, and has provided Parent with accurate and complete copies of all documents relating to such certifications. The Corporation has not received any notice or other communication from any Governmental Bodies (i) contesting the uses of or the labeling and promotion of any of the Corporation Products and (ii) otherwise alleging any violation of any Applicable Law by the Corporation with respect to any Corporation Products, including any Claim relating to product safety issues. There have been no adverse regulatory actions taken or threatened by any Governmental Bodies with respect to any of the Corporation Products and the Corporation has not, either voluntarily or at the request of any Governmental Body, initiated a recall or provided post-sale warnings regarding any Corporation Product. The Corporation has obtained, complied with, and has maintained at all times all certifications in connection with the conduct and operation of the business of the Corporation, including the operation of Corporation Products and their manufacture, sale, and distribution, and has provided Parent with accurate and complete copies of all documents relating to such certifications. All filings with and submissions to any Governmental Bodies made by the Corporation with respect to the Corporation Products, whether oral, written, or electronically delivered, were true, accurate, and complete as of the date made, and, to the extent required to be updated, as so updated remain true, accurate, and complete, and do not misstate any of the statements or information included therein, or omit to state a fact necessary to make the statements therein not misleading.

(c)        The Corporation is in actual possession of and has exclusive control over a complete and correct copy of the source code for all proprietary components of the Corporation Products, including all previous major releases and all other material proprietary Software of the Corporation. The Corporation has not disclosed, delivered, licensed, or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any material portion of the source code for any Corporation Product to any escrow agent or any other Person, other than an employee, independent contractor, or consultant of the Corporation pursuant to a valid and enforceable Corporation IP Protection Agreement prohibiting use or disclosure except in the performance of services for the Corporation. There has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any source code for any Corporation Product.

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2.10.15  Information Technology

(a)        The arrangements relating to the Corporation’s information and communications technology infrastructure and systems (including software, hardware, firmware, networks, and the Corporation’s websites) and any security and disaster recovery arrangements relating thereto that are or have been used in the conduct of the Corporation’s business (collectively, the “ICT Infrastructure”) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Corporation immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Parent. The ICT Infrastructure is (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect, and (iii) protected by security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure. All ICT Infrastructure used by the Corporation is owned by or licensed or leased to the Corporation. Details of all licenses and leases relating to the ICT Infrastructure that are or have been used by the Corporation will be provided to Parent upon request, along with accurate and complete copies of all such licenses and leases.

(b)        The Corporation does not have any security vulnerabilities, and has not experienced, and no circumstances exist that are likely or expected to give rise to, any disruption or material deterioration in or to the operation of the Corporation’s business as a result of (i) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software time bombs, Trojan horses or other harmful, malicious, or destructive code, lack of capacity, or otherwise or (ii) a Security Breach in relation to any part of the ICT Infrastructure. To the Knowledge of the Corporation, the ICT Infrastructure does not have any material security vulnerabilities.

2.11       Contracts

(a)         Schedule 2.11 to the Corporation Disclosure Memorandum contains an accurate and complete list of the following Contracts to which the Company is a party or by which the Company is bound as of the Agreement Date and which are not otherwise disclosed in and/or filed as an Exhibit to the Triller LLC 2024 S-1 or the Parent August 2024 Draft 14A (each, a “Material Contract”):

(i)         each Contract that relates to any of the “Listing-related Transactions” and referred to on pages (ii) through (iv) of the Triller LLC 2024 S-1, and each Contract providing for any payment to a financial advisor in connection with the initial public offering contemplated by the Triller LLC 2024 S-1;

(ii)        each Contract entered into after January 29, 2024 that would have been required to be filed as an Exhibit to the Triller LLC 2024 S-1 if an amendment thereto was filed with the SEC on the date hereof, including those Contracts listed in the Triller LLC 2024 S-1 Exhibit Index as to be filed in a future amendment;

(iii)      each material Contract relating to or in connection with the Reorganization;

(iv)       each Contract relating to or establishing a material joint venture, partnership, or limited liability company or that involves a sharing of material profits or revenue with any other Person, or that provides for the payment of material referral fees or bounties;

(v)        each Contract (including for these purposes any executed letter of intent, memorandum of agreement or understanding, term sheet or similar document) for the acquisition by the Corporation of any business or any corporation, partnership, joint venture, limited liability company, association, or other business organization or division thereof (including letters of intent and any such Contracts under which the Corporation has ongoing indemnification obligations); and

              (vi)        each Contract for the disposition of any significant portion of the assets or business of the Corporation.

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(b)         All Contracts to which the Corporation is a party or by which the Corporation is bound are valid, binding, and enforceable in accordance with their terms and are in full force and effect. The Corporation has performed all obligations imposed on it under such Contracts, and neither the Corporation nor, to the Knowledge of the Corporation, any other party thereto, is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by the Corporation or, to the Knowledge of the Corporation, any other party thereunder. There is not, and since the inception of the Corporation there has not been, any material disagreement or dispute with any other party to any Material Contract, nor is there, to the Knowledge of the Corporation, any pending request for amendment of any Material Contract. Neither the Corporation nor any Stockholder has received any notification that any party to a Material Contract intends to cancel, terminate, materially modify, refuse to perform, or refuse to renew such Contract (if such Contract is renewable). The Corporation has provided to Parent accurate and complete copies of all Material Contracts (that are not otherwise described or reflected in the Triller LLC 2024 S-1 or the Parent August 2024 Draft 14A) at least three Business Days prior to the Agreement Date.

2.12       Claims, Legal Proceedings, and Orders

(a)         Except as set forth in the Triller LLC 2024 S-1, the Parent August 2024 Draft 14A or as set forth in Schedule 2.12(a) to the Corporation Disclosure Memorandum, there are no, and since the inception of the Corporation there have been no, Legal Proceedings or Claims pending or involving or, to the Knowledge of the Corporation, threatened against the Corporation, or any Affiliate of the Corporation, or Representative thereof related, directly or indirectly, to the Corporation, involving an amount equal to or more than $600,000 and, to the Knowledge of the Corporation, there is not any reasonable basis for any such Claim. No Legal Proceeding is pending or, to the Knowledge of the Corporation, threatened by or against the Corporation or any Person for whose, and referable to whose, acts or defaults the Corporation may be vicariously liable. Schedule 2.12(a) sets forth a description of all material litigation (including the matters listed in the Triller LLC 2024 S-1, the Parent August 2024 Draft 14A and any other significant litigations), with an update, expected timeline and assessment of legal/financial exposure. No portion of the Corporation’s business is currently operating under or subject to any Order. No petition under the federal bankruptcy or other similar Applicable Law or any state or foreign insolvency or other similar Applicable Law has been filed by or against the Corporation. The Corporation has provided a full list and description of all current Corporation Legal Proceedings prior to the date hereof (other than de minimis matters involving less than $50,000); and, to the best knowledge of the Corporation, there are no such other Legal Proceedings that have not been disclosed to Parent.

(b)          No current or former Corporation Service Provider, in each case during the course of or arising out of such Person’s employment or service with the Corporation, has been the subject of a criminal proceeding or has been found by any Governmental Body to have violated any Applicable Law (excluding minor traffic violations), (ii) to the Knowledge of the Corporation, no petition under the federal bankruptcy or other similar Applicable Law or any state or foreign insolvency or other similar Applicable Law has been filed by or against, or a receiver or similar officer appointed for, any director or officer of the Corporation, and (iii) to the Knowledge of the Corporation, no current Corporation Service Provider is the subject of any Order, or has entered into any agreement with any Governmental Body, permanently or temporarily enjoining him or her, or otherwise limiting him or her, from engaging in any business, profession, or business practice.

2.13       Corporation Permits; Compliance with Laws

(a)         The Corporation has received all approvals, authorizations, consents, licenses, orders, registrations, and permits of all Governmental Bodies necessary for the conduct of the Corporation’s business (collectively, “Corporation Permits”). The Corporation is, and at all times has been, in material compliance with all Corporation Permits and in compliance with all Applicable Law.

(b)          The Corporation has not been subject to any investigation or review by any Governmental Body.

(c)         The Corporation is, and at all times has been, in compliance with Applicable Law of the United States and other jurisdictions in which the Corporation operates or to which it is subject with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the U.S. Department of the Treasury Office of Foreign Asset Control (“OFAC”) economic sanctions regulations. The Corporation has not at any time been counterparty to any commercial agreement with any Person who is the target of, or listed as a designated person in respect of, any economic sanction

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administered by OFAC or the U.S. Department of Commerce or has engaged, directly or indirectly, in any business with or related to any country or territory that is the subject of any comprehensive economic or financial sanctions or trade embargoes administered or enforced by OFAC (currently Crimea, Cuba, Iran, Sudan, Syria, and North Korea).

(d)         Neither the Corporation nor any of its Representatives acting on its behalf has at any time (i) taken any action, directly or indirectly, in violation (or that would reasonably be expected to result in any violation) of Anti-Bribery Laws, including corruptly making, offering, authorizing, or promising any payment, contribution, gift, business courtesy, bribe, rebate, kickback, or any other thing of value, regardless of form or amount, to any Person to induce the recipient to act improperly, to obtain a competitive advantage for any party, or to receive favorable treatment in obtaining or retaining business or (ii) corruptly or improperly accepted, received, or solicited anything of value in connection with the Corporation’s business. The Corporation conducts, and has at all times conducted, its business in compliance with Anti-Bribery Laws and none of the Corporation’s or the Corporation’s principals, Stockholders, directors, officers, employees, agents, consultants, advisors, or independent contractors of the Corporation or Representative of any national, provincial, or local government, wholly or partially government-owned or government-controlled entity, political party, political candidate, or public international organization.

2.14       Environmental Compliance

(a)         (i) The Corporation is, and has at all times been, in compliance with all Environmental Laws, which compliance has included obtaining and complying at all times with all approvals, authorizations, consents, licenses, notifications, Orders, registrations, and permits (and all or any conditions attaching thereto) of all Governmental Bodies required under Environmental Laws, (ii) the Corporation has not treated, stored, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released, or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility that is or has been contaminated by any Hazardous Materials that may give rise to any current or future Liabilities, (iii) the Corporation has not received any notice regarding any actual or alleged violation of, or any Liability under, Environmental Laws, (iv) the Corporation has no Liability with respect to the presence or alleged presence of asbestos, silica, or other Hazardous Materials in any product or item or at or upon any property or facility, (v) the Corporation has not assumed, provided an indemnity with respect to, or otherwise become subject to, Liabilities of any other Person relating to Hazardous Materials or Environmental Laws, (vi) there are no Claims pending or threatened against the Corporation related to Hazardous Materials or Environmental Laws, and (vii) no capital expenditures are necessary for the Corporation to continue to operate the Corporation’s business in compliance with Environmental Laws.

(b)         The Corporation has provided Parent all environmental reports, assessments, and audits, in each case relating to its or its Affiliates’ past or current operations or properties that the Corporation or its Affiliates occupies or occupied, that have been provided to, prepared by, obtained, possessed, or are otherwise available to the Corporation.

(c)         No Conflict Minerals are necessary to the functionality or production of, or are used in the production of, any Corporation Product or any product currently proposed to be manufactured by the Corporation or on its behalf in the future.

2.15       Taxes

(a)         The Corporation and each of its Subsidiaries have (i) duly and timely filed or caused to be filed on or before the applicable due date with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to them, and all Tax Returns filed are true, accurate and complete in all material respects and (ii) fully and timely paid all Taxes due by or with respect to them (whether or not such Taxes have been reflected on any Tax Return). All Taxes that the Corporation or any of its Subsidiaries have been required by Applicable Law to deduct, withhold, or collect (including with respect to any amounts paid or benefits provided to employees) for payment have been duly deducted, withheld, and collected, and have been paid over to the appropriate Governmental Body in compliance with Applicable Law.

(b)         The Corporation Balance Sheet reflects all Liabilities for unpaid Taxes of the Corporation and each of its Subsidiaries for periods (or portion of periods) through the Corporation Balance Sheet Date. The Corporation has no Liability for unpaid Taxes accruing after the Corporation Balance Sheet Date except for Taxes

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arising in the ordinary course of business and consistent with past practice following the Corporation Balance Sheet Date. The Corporation has no Liability for Taxes (whether outstanding, accrued for, contingent, or otherwise) that are not included in the Corporation Balance Sheet.

(c)         (i) There have never been and there are not currently pending or threatened any Claims by any Governmental Body with respect to Taxes relating to the Corporation or any of its Subsidiaries, (ii) no extension or waiver of the limitation period applicable to any Tax Return of the Corporation or any of its Subsidiaries is in effect or has been requested, (iii) all deficiencies claimed, proposed, or asserted or assessments made as a result of any examinations by any Governmental Body of the Tax Returns of, or with respect to, the Corporation or any of its Subsidiaries have been fully paid or fully settled, and there is no other procedure, proceeding, or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Body, (iv) there is no agreement relating to any extension of time for filing any Tax Return that has not been filed, and (v) neither the Corporation nor any of its Subsidiaries is nor will be required to include any adjustment in Taxable income for any Tax period pursuant to Section 481 or 263A of the Code (or any corresponding or similar provision under Applicable Law with respect to Taxes) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

(d)         Neither the Corporation nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of other Applicable Law with respect to Taxes), (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of other Applicable Law with respect to Taxes), (iv) installment sale made or open transaction entered into prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (vi) election under Section 108(i) of the Code made on or prior to the Closing Date, or (vii) the application of Section 965 of the Code (including by reason of an election under Section 965(h) of the Code).

(e)         The Corporation has not been a member of any Affiliated Group that filed or was required to file a consolidated, combined, or unitary Tax Return (other than a group the common parent of which was the Corporation). Neither the Corporation nor any of its Subsidiaries is nor has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract, and neither the Corporation nor any of its Subsidiaries has Liability or potential Liability to another Person under any such agreement.

(f)          Neither the Corporation nor any of its Subsidiaries have Liability for the Taxes of any Person (other than the Corporation) under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of Applicable Law with respect to Taxes), as a transferee or successor, by operation of Applicable Law, by Contract, or otherwise.

(g)         The Corporation and each of its Subsidiaries have no nexus, and have not taken any action that could result in the Corporation having taxable presence for any Tax purpose in any taxing jurisdiction (whether within or without the United States) other than the jurisdiction in which it is formed or organized. The Corporation and each of its Subsidiaries do not have and have never had a “permanent establishment” within the meaning of an applicable income Tax treaty, and do not otherwise have and have never had a taxable presence in any country other than the country in which the Corporation and each of its Subsidiaries are formed or organized. No taxing jurisdiction (whether within or without the United States) in which the Corporation or any of its Subsidiaries have not filed a particular type of Tax Return or paid a particular type of Tax has asserted that the Corporation or any of its Subsidiaries is required to file such Tax Return or pay such type of Tax in such taxing jurisdiction.

(h)          There are no Liens for material Taxes upon the assets of the Corporation or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the Corporation’s most recent financial statements.

(i)          The Corporation is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

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(j)          The Corporation has delivered or made available to Parent correct and complete copies of all income Tax Returns and other material Tax Returns of the Corporation or its Subsidiaries for which the statute of limitations has not expired, and all audit reports and statements of deficiencies assessed against or agreed to by the Corporation or its Subsidiaries.

(k)         Neither the Corporation nor any of its Subsidiaries has distributed stock of another Person, nor had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l)          The Corporation and each of its Subsidiaries have (i) complied with Applicable Law relating to the payment, reporting, and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, and 3406 of the Code or similar provisions under any foreign law), (ii) deducted or withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Body (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(m)        No election has been made with respect to Taxes of the Corporation or any of its Subsidiaries that has not been disclosed in writing to Parent.

(n)         No Tax ruling has been issued to the Corporation or any of its Subsidiaries, and neither the Corporation nor any of its Subsidiaries have applied for any Tax ruling. Schedule 2.15(o) to the Corporation Disclosure Memorandum lists each entity classification election and change in entity classification that has been made under Treasury Regulation Section 301.7701-3 with respect to the Corporation for U.S. federal income Tax purposes.

(o)         There are (and immediately following the Closing there will be) no Encumbrances on the assets of the Corporation or any of its Subsidiaries relating or attributable to Taxes other than Encumbrances for Taxes not yet due and payable. There is no basis for the assertion of any Claim relating or attributable to Taxes which, if adversely determined, would result in any Encumbrance for Taxes on the assets of the Corporation or any of its Subsidiaries.

(p)         Neither the Corporation nor any Subsidiary has participated in (i) a “reportable transaction” or “listed transaction” within the meaning of Section 1.6011-4(c) of the Treasury Regulations or (ii) any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule).

(q)         The Corporation and each of its Subsidiaries have disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any corresponding or similar provision of Applicable Law with respect to Taxes.

(r)          Neither the Corporation not any of its Subsidiaries is, or has it ever been, party to or the beneficiary of any Tax exemption, Tax holiday, or other Tax reduction Contract or Order. The Corporation and each Subsidiary have in their possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(s)          There is no limitation on the utilization of any Tax attributes of the Corporation or any of its Subsidiaries under any provision or provisions of U.S. Applicable Law, other than any such limitations resulting from the Transactions.

(t)          Neither the Corporation nor any of its Subsidiaries owns or has ever owned, directly or indirectly, an interest in a corporation, association, joint venture, partnership, limited liability company, or other “business entity” within the meaning of Treasury Regulation Section 301.7701-2(a).

(u)         Neither the Corporation nor any of its Subsidiaries owns, directly or indirectly, stock or a warrant in any corporation that is (or was at any time during the course of such ownership) a passive foreign investment company, as defined in Section 1297 of the Code.

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(v)         Neither the Corporation nor any of its Subsidiaries has received or accrued, whether or not properly reflected as an accrual on the Tax Returns (including work papers) or books, records or financial statements of the Corporation, income (or would have received or accrued income on or before the Closing Date if the Closing Date was the last day of the taxable year) that will be required to be included in the income of a “United States shareholder” (as defined under Section 951(b) of the Code or similar provision of state or local Applicable Law) in any taxable period that is related or attributable to (A) “subpart F income” (within the meaning of Section 952 of the Code or similar provision of state or local Applicable Law) or (B) the holding of “United States property” (within the meaning of Section 956 of the Code or similar provision of state or local Applicable Law) on or prior to the Closing Date.

(w)        Neither the Corporation nor any of its Subsidiaries is nor has ever been required to report, under Section 999 of the Code, operations in a country subject to an international boycott.

(x)         Neither the Corporation nor any of its Subsidiaries is a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code.

(y)         The Corporation and each of its Subsidiaries are in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Corporation and each of its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Corporation and each of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(z)         Neither the Corporation nor any of its Subsidiaries is party to an instrument treated by the issuer as debt for federal income tax purposes that should be treated as equity pursuant to Section 385 of the Code or the Treasury Regulations promulgated thereunder.

2.16       Tax Consequences

The Corporation has had an opportunity to review with its own Tax advisors the Tax consequences to it of the Transactions. Neither Parent nor Merger Sub makes, and the Corporation is not relying upon, any representations or warranties to the Corporation regarding the Tax treatment of the Merger, or any of the Tax consequences to the Corporation or any Stockholder, of this Agreement, the Transactions, or the other agreements contemplated by this Agreement. The Corporation understands that it must rely solely upon its advisors and not on any statements or representations by Parent or any of its agents or Affiliates. The Corporation understands that it (and not Parent) shall be responsible for its own Tax Liabilities that may arise from the Transactions.

2.17       Related Party Interests

The Triller LLC 2024 S-1 and/or the Parent August 2024 Draft 14A sets forth every related party transaction that is required to be disclosed therein under the applicable SEC rules (each related party transaction, whether or not memorialized in writing, is referred to herein as a “Related Party Contract”). Except as disclosed in the Triller LLC 2024 S-1 or the Parent August 2024 Draft 14A, neither the Corporation nor any member of Triller LLC, Stockholder, Corporation Service Provider, or Affiliate of the Corporation (or, to the Knowledge of the Corporation, any Affiliate of the foregoing), and none of the immediate family members of any of the foregoing, has any economic interest in any Material Customer or Material Third-Party Vendor.

2.18       Insurance

The Corporation has not done anything or omitted to do anything that would reasonably be expected to make any of the insurance policies maintained by it as of the Agreement Date (the “Policies”) void or voidable, or prejudice the ability to effect insurance on the same or better terms in the future. No insurer under any of the Policies has disputed, or to the Knowledge of the Corporation, given any indication that it intends to dispute, the validity of any of the Policies on any grounds. No material Claims have been made, no Claim is outstanding and, to the Knowledge of the Corporation, no fact or circumstance exists that would reasonably be expected to give rise to a material Claim under any of the Policies. No event, act, or omission has occurred that requires notification under any of the Policies. None of the insurers under any of the Policies has refused, or given any indication that it intends to refuse, indemnity in whole or in part in respect of any material Claims under the Policies. Nothing has been done or omitted to be done by the Corporation, and there are no facts or circumstances that would reasonably be expected to entitle the insurers under any of the Policies to refuse indemnity in whole or in part in respect of any material Claims under the Policies.

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2.19       Brokers or Finders

Except as otherwise provided in Schedule 2.19 to the Corporation Disclosure Memorandum, the Corporation has not and will not have, directly or indirectly, any Liability for brokers’ or finders’ fees, commissions, or any similar charges in connection with the origin, negotiation, or execution of this Agreement or in connection with any of the Transactions.

2.20       Bank Accounts

The Corporation has made available, and/or will, prior to the Closing Date, make available to Parent, one or more lists of (a) the names and locations of all banks, trust companies, securities brokers, online money transmitters, and other financial institutions at which the Corporation has an account or safe deposit box or maintains a banking, custodial, trading, or other similar relationship, (b) each such account, box, and relationship, indicating in each case the account number and the names of the respective Corporation Service Providers or other similar Representatives of the Corporation having signatory power with respect thereto, (c) all existing and valid payment instruments and authorizations related to the accounts, boxes, and relationships required to be listed under clause (b), including the names of the respective Corporation Service Providers or other similar Representatives of the Corporation, or third parties controlling such instruments, and (d) each investment of the Corporation held through or in each such account, box, and relationship, including the name of the record and beneficial owner thereof, the location of the certificates, if any, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

2.21       Customers and Suppliers

(a)         For purposes of this Agreement: (i) “Material Customers” means the Corporation’s top ten customers by revenue for fiscal year 2002 and the nine months ended September 30, 2023; and (ii) “Material Third-Party Vendors” means the Corporation’s top ten vendors by expense for fiscal year 2002 and the nine months ended September 30, 2023.

(b)         The Corporation has made available to Parent a register of all written Claims received by the Corporation during the 12 months prior to the Agreement Date from any Material Customer or Material Third-Party Vendor other than in respect of matters in the ordinary course of business.

2.22       Full Disclosure

(a)         No information furnished by the Corporation or any of its Representatives to Parent or its Representatives in connection with this Agreement (including the Triller LLC 2024 S-1, the Parent August 2024 Draft 14A and all information in the Corporation Disclosure Memorandum and the other Exhibits and Schedules hereto) or the other Operative Documents, and none of the representations or warranties made by the Corporation or the Corporation herein or in the Corporation Disclosure Memorandum, the Exhibits or Schedules hereto or any Operative Document, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made or information so delivered not misleading.

(b)         The Corporation shall provide to Parent any updates to the Corporation Disclosure Memorandum for the period commencing on the Agreement Date and ending one Business Day prior to the Closing Date.

Article III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent Public Filings or in the corresponding schedules of the disclosure memorandum delivered by the Corporation to Parent prior to the execution of this Agreement (the “Parent Disclosure Memorandum”), in order to induce the Corporation to enter into and perform this Agreement, Parent represents and warrants to the Corporation, except as otherwise provided, as follows:

3.1         Organization and Good Standing

Parent is a business company duly organized, validly existing, and in good standing under the laws of the British Virgin Islands. Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

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3.2         Authority and Enforceability

Each of Parent and Merger Sub has full power and authority to execute this Agreement and the other Operative Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution, and delivery by each of the other parties hereto, this Agreement is the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, and each of the other Operative Documents to which Parent or the Merger Sub is (or will be) a party, when executed by Parent or Merger Sub, and assuming the due authorization, execution, and delivery by each of the other parties thereto, is (or will be) the valid and binding obligation of Parent and Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms except, in each case, to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Law affecting or relating to creditors’ rights generally and general principles of equity.

3.3         Capitalization

(a)         As of September 3, 2024, there were 84,494,112 Parent Ordinary Shares issued and outstanding. Immediately prior to the Merger Effective Time, there will be 189,265,804 Parent Ordinary Shares issued and outstanding. As of the Closing Date, an affiliate of the majority shareholder of Parent will own 37,496 Super Voting Shares, which constitute all the Super Voting Shares that will be issued and outstanding as of the Merger Effective Time.

(b)         As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, of which 1,000 shares are issued and outstanding.

(c)         As of the Domestication Date, the authorized capital stock of Delaware Parent shall be as set forth in the Parent Public Filings.

(c)         All Parent Ordinary Shares that are issued and outstanding have been duly authorized, validly issued, fully paid and non-assessable, and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s governing documents or any Contract to which Parent is a party. None of the outstanding Parent Ordinary Shares have been issued in violation of any applicable securities Laws.

(d)         Except as otherwise disclosed in the Parent Public Filings, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent. Parent is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Except as otherwise disclosed in the Parent Public Filings, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Parent Ordinary Shares or any of the equity interests or other securities of Parent.

3.4         Brokers

Parent has not and will not have, directly or indirectly, any Liability for brokers’ or finders’ fees, commissions, or any similar charges in connection with the origin, negotiation, or execution of this Agreement or in connection with any of the Transactions.

3.5         No Approvals; No Conflicts

The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the other Operative Documents to which Parent or Merger Sub is (or will be) a party and the consummation by each of Parent and Merger Sub of the Transactions do not and will not (a) violate (with or without the giving of notice or lapse of time, or both) Applicable Law, (b)  require any consent, approval or authorization of, declaration, filing, or registration with, or notice to, any Person, other than the filing of the Certificate of Merger, the filing of a Notice of Continuation Out of the Virgin Islands together with supporting documents with the Registrar and receipt by the Parent a Certificate of Discontinuance from the Registrar, or (c) conflict with or result in a breach of or constitute a default under any provision of the governing documents of Parent or Merger Sub.

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3.6         Full Disclosure

No information furnished by the Parent or any of its Representatives to the Corporation or their Representatives in connection with this Agreement (including the Parent Public Filings and all information in the Corporation Disclosure Memorandum and the other Exhibits and Schedules hereto) or the other Operative Documents, and none of the representations or warranties made by the Corporation herein or in the Corporation Disclosure Memorandum, the Exhibits or Schedules hereto or any Operative Document, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made or information so delivered not misleading.

Article IV
COVENANTS

4.1         Covenants of the Corporation Prior to the Merger Effective Time

Prior to the Merger Effective Time, unless Parent otherwise agrees in writing, the business of the Corporation shall be conducted in the ordinary course of business and consistent with past practice and in accordance with Applicable Law, and the Corporation shall use commercially reasonable efforts to preserve intact the business organization of the Corporation, to keep available the services of the current Corporation Service Providers of the Corporation (except as otherwise set forth in this Agreement), and to preserve the goodwill and current relationships of the Corporation with suppliers and other Persons with which the Corporation has significant business relations. Without limiting the generality of the foregoing, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or as expressly contemplated by this Agreement, the Corporation shall not (and shall not permit any of its Representatives to), between April 16, 2024 and the earlier of the Closing and the termination of this Agreement in accordance with Article VIII (it being agreed and acknowledged that any document signed or action taken by the Corporation in violation of this Section 4.1 shall be void ab initio):

(a)         amend or otherwise change the governing documents of the Corporation;

(b)         (i) issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or Encumbrance of any Stock, any RSUs, or other ownership interest convertible into or exchangeable for capital stock or other ownership interest, of the Corporation or the Corporation (other than upon the vesting of Corporation RSUs into Stock pursuant to the existing terms of the Corporation RSUs), or (ii) approve, consent to or otherwise authorize the transfer of any shares of capital stock of the Corporation from an existing Stockholder to another Person;

(c)         declare, set aside, make, or pay any dividend or other distribution with respect to any capital stock of the Corporation;

(d)         reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire, directly or indirectly, any capital stock of the Corporation;

(e)         acquire or invest in any Person or division thereof;

(f)           amend, terminate, or fail to renew any Material Contract (or any Contract that would constitute a Material Contract if it were in effect as of the Agreement Date), except in the ordinary course of business;

(g)         authorize, make, or agree to any single capital expenditure that is in excess of $500,000 or capital expenditures that are in the aggregate in excess of $5,000,000;

(h)         (i) increase the compensation payable to its senior management beyond 5%, (ii) make any equity awards to any Corporation Service Provider, (ii) enter into any new employment or consulting agreement with any employee or consultant of the Corporation, or amend any such existing agreement, or (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Benefit Plan to the extent not required by this Agreement or such Employee Benefit Plan as in effect on the Agreement Date;

(i)          make any material change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance, or Tax procedures or practices;

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(j)          (i) make, revoke, or alter any Tax election, settle or compromise any Tax Liability or Tax contest, or take any action that would or is reasonably likely to result in the Corporation or any of its Subsidiaries having nexus or otherwise being subject to Tax or any Tax Return filing obligation in any jurisdiction in which the Corporation or any of its Subsidiaries have not filed Tax Returns as of the Agreement Date, file any amended Tax Return or file any Tax Return being filed late or surrender any right to Claim a Tax refund, offset, or other reduction in Tax Liability, (ii) extend any statute of limitations with respect to any Tax Return, (iii) enter into any Tax sharing or similar agreement or closing agreement, (iv) assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), (v) consent to any extension or waiver of the limitation period applicable to any Claim or assessment in respect of Taxes, (vi) enter into any intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax Liability of Parent or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Corporation existing on the Closing Date, (vii) enter into or amend any intercompany pricing agreement, or (viii) with the exception of items occurring as a result of the Transactions, accelerate or move any Tax deduction, attribute, or benefit to the pre-Closing Tax period or defer any Tax detriment or taxable income to the post-Closing Tax period, other than in the ordinary course of business and consistent with past practice;

(k)         commence, pay, discharge, or satisfy any material Claim, Liability, right, or obligation (absolute, accrued, asserted or unasserted, contingent, or otherwise), other than the commencement, payment, discharge, or satisfaction in the ordinary course of business and consistent with past practice of Claims, Liabilities, and obligations reflected or reserved against in the Corporation Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the Corporation Balance Sheet Date and that do not result from any breach of Contract, warranty, infringement tort, or violation of Applicable Law;

(l)          forgive, release, cancel, subordinate, write off, or defer any material indebtedness or other obligations for borrowed money (including principal and accrued but unpaid interest thereon) owed to the Corporation, or waive any Claims or rights of material value;

(m)        purchase or sell, transfer, license, lease, or otherwise dispose of any material properties or assets (real, personal, or mixed, tangible or intangible), other than in the ordinary course of business and consistent with past practice;

(n)         terminate, or give notice to terminate, any material lease, tenancy, or license for real property or agree to a new rent or fee payable under any lease, tenancy, or license for real property;

(o)         assign, forfeit, or permit to lapse, or instruct or consent to a future lapse of, any Corporation Intellectual Property Rights;

(p)         make or approve any material write-off or write-down or any determination to materially write-off or write-down any of the assets or properties of the Corporation;

(q)         pay, loan, or advance any amount to any of the Corporation’s current or former securityholders, debtholders, Corporation Service Providers, or any of their respective Affiliates, other than (i) cash compensation paid to Corporation Service Providers at rates not exceeding the rates of compensation paid during the fiscal year last ended and (ii) advances for travel and other business-related expenses made in the ordinary course of business and consistent with past practice;

(r)          incorporate a company or apply for any regulatory license in any jurisdiction (except for renewals of any Corporation Permit in force as of the Agreement Date in the ordinary course of business and consistent with past practice); or

(s)          agree or commit to do any of the foregoing.

4.2         Notices; Actions

The Corporation shall use commercially reasonable efforts to deliver any notices, if any, required to be delivered to any third party prior to the Closing.

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4.3         Further Action

The Corporation, each of the Stockholders, and Parent shall take any actions reasonably necessary or appropriate to consummate the Transactions and fulfill the conditions to the Closing set forth herein as promptly as practicable following the Agreement Date, including, with respect to the Corporation, delivering to Parent such certificates and other documents as required to satisfy each of the conditions set forth in Article V. For the avoidance of doubt, to the extent any condition to the Closing is that a document be acceptable or to the satisfaction of Parent, this Section 4.3 shall not require Parent to waive such right or otherwise accept a document that is not reasonably acceptable or satisfactory to Parent as determined by Parent in good faith. The Corporation, each of the Stockholders, and Parent shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any other Operative Document as may be requested by the other parties hereto.

4.4         Confidentiality

At all times on and after the Agreement Date, the Corporation shall, and shall cause each Stockholder, on its behalf and on behalf of its Representatives, not to make any statements to any third party with respect to this Agreement, the existence of this Agreement, or the Transactions, or disclose to any third party any confidential information of the Corporation or Parent. This Section 4.4 shall not restrict disclosures by the parties to their legal and financial advisors (so long as the same are obligated to maintain the confidentiality of the information provided). Any public announcement relating to this Agreement or the Transactions must be approved by Parent and the Corporation in advance in writing; and the Parties agree to issue a joint press release no later than one Business Day after execution of this Agreement, which will be in a form and will contain such information that is mutually agreed by the Parties.

4.5         Additional Financing

Parent has agreed (on its behalf and, as of the Domestication, on behalf of Delaware Parent) to use its best efforts to invest or arrange for an investment in the form of equity in the amount of $500 million into Delaware Parent, post-Merger, on terms and conditions to be agreed pursuant to long form definitive agreements.

4.6         Exclusivity

(a)         Prior to the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, the Corporation shall not (and shall not permit their respective directors, officers, employees, equityholders, Affiliates, financial advisors, attorneys, accountants, or other representatives (collectively, “Representatives”) to), directly or indirectly, (i) accept, or enter into any agreement with respect to, any existing proposal or offer outstanding as of the Agreement Date or received after the Agreement Date from any other Person to consummate a Competing Transaction, or (ii) solicit, initiate, knowingly facilitate or knowingly encourage, engage in discussions or negotiations with, or furnish information to, any Person other than Parent with respect to a Competing Transaction.

(b)         (i) The Corporation and the Stockholders shall cause any pending discussions or negotiations with any other Person regarding a Competing Transaction to be immediately terminated, (ii) the Corporation shall terminate access by any Person other than Parent to any virtual or electronic data room containing confidential information regarding the Corporation or any subsidiary of the Corporation and shall request from each Person that had access to any such data room (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Corporation previously provided to such Person, and (iii) the Corporation and the Stockholders, shall not, and shall cause their respective Representatives not to, directly or indirectly, deal with any Person other than Parent with respect to discussing or negotiating any Competing Transaction. The Corporation shall notify Parent promptly, and in any event within 24 hours, if any inquiry or proposal regarding a Competing Transaction is made, including in such notice the identity of the Person making the inquiry or proposal, the terms thereof, and, if in written form, complete and accurate copies thereof.

(c)         The parties acknowledge that the Corporation has withdrawn the filing of the Triller LLC 2024 S-1 on May 6, 2024.

4.7         Tax Matters

(a)         The Stockholders shall be liable for, and shall hold Parent and its Affiliates harmless against, any Transfer Taxes imposed in any Tax jurisdiction, including any state or local Tax jurisdiction that become payable in connection with the Transactions. The Holder Representative will, at its own expense, file, or cause to be

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filed, in a timely manner all necessary documents (including all Tax Returns) with respect to all such Transfer Taxes if required by Applicable Law, and the Holder Representative shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid.

(b)         Each of Parent and the Corporation, and their respective Affiliates, shall file all Tax Returns consistent with the Domestication Intended Tax Treatment and Merger Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) and/or Treasury Regulations Section 1.351-3(b) on or with its Tax Return for the taxable year of the Merger), and take no position inconsistent with the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment (whether in connection with any audit, examination or other Tax proceeding, on any Tax Return or otherwise) unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)         From the execution of this Agreement to the earlier of the Closing or the Merger Effective Time of the termination of this Agreement in accordance with Article VIII, the Corporation and each of its Subsidiaries shall, and shall cause the Corporation Service Providers to, afford the Representatives of Parent access at all reasonable times to the Corporation Service Providers and properties, offices and other facilities, and books and records of the Corporation and each of its Subsidiaries and shall furnish Parent with all financial, operating, and other data and information as Parent may reasonably request. Following the Closing, Parent and the Holder Representative shall provide each other with such assistance as may reasonably be requested in connection with the preparation of any financial statements, Tax Return, audit, or other Legal Proceeding by any Governmental Body, or any Legal Proceeding relating to Liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. Parent and the Holder Representative will retain and provide each other with any records or information that may be relevant to such preparation, Legal Proceeding, or determination. Notwithstanding anything to the contrary herein, neither Parent nor any of its Affiliates (including the Surviving Corporation) shall be required to provide any Tax information that it regards as privileged or confidential, including any Tax Return of Parent or its Affiliates (including the Surviving Corporation).

(d)         The Corporation and each of its Subsidiaries shall satisfy reporting obligations under Sections 6055 and 6056 of the Code, as applicable, for the year of the Closing through the Closing Date.

(e)         At or prior to the Closing, as contemplated by Section 5.8(f), the Corporation shall deliver to Parent a certification, in a form reasonably acceptable to Parent, certifying that the Merger is exempt from withholding under Section 1445 of the Code because interests in the Corporation do not constitute “United States real property interests” under Section 897(c) of the Code.

4.8         Notification of Certain Matters

The Corporation shall deliver prompt notice to Parent of (a) the occurrence or nonoccurrence of any event that would be reasonably likely to result in any of the conditions in Article V not being satisfied, (b) any material failure by the Corporation to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder and (c) any Material Adverse Effect. The delivery of any notice pursuant to this Section 4.8 shall not limit or otherwise affect the remedies available to Parent hereunder. The Corporation shall deliver prompt notice to Parent of the vesting of any Corporation RSUs on or after the Agreement Date.

4.9         Access to Information; Interim Period Cooperation

Until the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, the Corporation shall, and shall cause the Corporation Service Providers to, (a) afford the Representatives of Parent access at all reasonable times to the Corporation Service Providers, properties, offices and other facilities, books, and records of the Corporation, (b) furnish Parent with all financial, operating, and other data and information as Parent may reasonably request, and (c) subject to Applicable Law, use commercially reasonable efforts to facilitate the planning for the integration of the Corporation’s business with the business of Delaware Parent following the Closing. The Parties acknowledged that they have made all required filings under the HSR Act, and that the HSR Act waiting period has expired.

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4.10       Stockholder Approval Matters

The Corporation shall, immediately after the Parent Shareholder Meeting, obtain the Stockholder Approval by written consent of the requisite majority of Stockholders and as promptly as practicable, and in any event within five Business Days after the Closing Date, provide to each Stockholder whose consent was not obtained in connection with obtaining the Stockholder Approval such notice and other information required by the Corporation Certificate of Incorporation, the Corporation Bylaws and/or the DGCL.

4.11       Foreign Private Issuer Election; Parent Proxy Statement

(a)         Within one Business Day after the date of execution of this Agreement, Parent shall make an election to convert to a foreign private issuer under the US securities laws.

(b)         Within three Business Days after the date of execution of this Agreement, the Parties shall use their best efforts so that Parent may file with the SEC a preliminary proxy statement on Form 6-K (as amended or supplemented from time to time, the “Parent Proxy Statement”) relating to the meeting of Parent Shareholders (including any adjournment or postponement thereof, the “Parent Shareholder Meeting”) in connection with the approval by Parent’s shareholders of: (i) the Yorkville Share Issuance Proposal, (ii) the Charter Amendment Proposal, (iii) the Domestication Proposal, (iv) the Organizational Documents Proposal, (v) the Merger Agreement Proposal, (vi) the Nasdaq Proposal, (vii) the Incentive Plan Proposal, (viii) the Election of Directors Proposal and (ix) the Adjournment Proposal, as each will be defined in the Parent Proxy Statement, and any other proposals as determined by Parent in its reasonable discretion to be necessary or appropriate in connection with the transactions contemplated hereby (collectively, the “Parent Transaction Proposals”). The Corporation shall furnish all information concerning such party as Parent may reasonably request in connection with such actions and the preparation of the Parent Proxy Statement, and shall use its commercially reasonable efforts to act expeditiously toward mutual objective of filing the preliminary Parent Proxy Statement as soon as possible after the date of execution of this Agreement, including, without limitation, by providing audited 2023 financial statements and all required 2024 interim financial information, pro forma and other financial and all other information to Parent with sufficient advance notice for Parent and the Corporation to incorporate the information contained therein into the full Parent Proxy Statement within the agreed upon objective of filing such document within ten Business Days of the date of execution of this Agreement. Each such party each shall use their commercially reasonable efforts to (1) cause the Proxy/ Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, including all rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Parent Proxy Statement and (3) cause the Parent Proxy Statement to be declared effective under the Exchange Act as promptly as practicable. As promptly as practicable after finalization and effectiveness of the Parent Proxy Statement, Parent shall mail (or cause to be mailed) the Parent Proxy Statement to the Parent’s shareholders. Each party shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, equityholders, managers, shareholders, and Service Providers and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Information, a current report of Parent on Form 6-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Corporation or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

4.12       Registration of Securities

Promptly after Closing, Delaware Parent shall prepare and file with the SEC, a Registration Statement on an appropriate form, covering the resale of the Delaware Parent Common Stock into which Corporation Convertible Notes are converted and the shares of Delaware Parent Common Stock underlying the Delaware Parent RSUs, and shall use commercially reasonable efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof.

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Article V
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB TO THE CLOSING

The obligations of Parent and Merger Sub to perform and observe the covenants, agreements and conditions hereof to be performed and observed by Parent and Merger Sub at, or in connection with, the Closing shall be subject to the reasonable satisfaction (or waiver by Parent) of the following conditions:

5.1         Accuracy of Representations and Warranties

(a)         The representations and warranties of the Corporation contained herein (including the applicable Exhibits or Schedules to the Corporation Disclosure Memorandum) and in the other Operative Documents (other than the Fundamental Representations and the representations and warranties contained in Section 2.6, which are addressed in Section 5.1(b)) (i) shall have, if qualified as to materiality, been true and correct in all respects, and, if not so qualified, been true and correct in all material respects, when made and (ii) shall be, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, as of the Closing Date as though made on the Closing Date, except to the extent that such representations and warranties speak as of an earlier date (in which case such representation and warranty shall be so true and correct as of such earlier date).

(b)         The Fundamental Representations and the representations and warranties of the Corporation contained in Section 2.6(b) shall have been true and correct in all respects when made and shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

5.2         Performance of Agreements

The Corporation shall have performed in all material respects all obligations and agreements and complied with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by them at or prior to the Closing.

5.3         Compliance with Laws

The consummation of the Transactions shall be permitted by Applicable Law to which Parent, Merger Sub, or the Corporation is subject.

5.4         Material Adverse Effect

Since the Agreement Date and through the Closing, the Corporation shall not have experienced a Material Adverse Effect or an event or circumstance that may result in or cause a Material Adverse Effect.

5.5         Legal Proceedings

No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting the consummation of the Transactions or Parent’s ownership, conduct, or operation of the Corporation’s business following the Closing shall be in effect, and no Governmental Body or other Person shall have commenced or threatened to commence any Legal Proceeding seeking any of the foregoing, challenging any of the Transactions or seeking the recovery of a material amount of damages.

5.6         Delivery of Certain Documentation

The Corporation shall provide to Parent written evidence the Stockholders are accredited investors, as such term is defined in SEC Regulation D; and no more than 35 Stockholders shall have failed to deliver such written evidence to the Corporation.

5.7         Regulatory and Third Party Approvals

The parties to not anticipate that any regulatory, governmental or other third party approvals or consents are required in order to consummate the Transactions, but if any of the foregoing are required, the parties shall use their respective best efforts to provide such approvals or consents so that the Transactions may be consummated at the earliest possible time.

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5.8         Receipt of Closing Deliveries

The Corporation shall deliver to Parent, at the Closing:

(a)         customary closing certificates from the Corporation’s Chief Executive Officer and a good standing certificate of the Corporation;

(b)         any consents required by regulatory/governmental bodies or other third parties that have been obtained by any party or parties;

(c)         the Final Closing Consideration Spreadsheet in accordance with Section 1.7.3;

(d)         the written resignation of such directors and officers of the Corporation to be determined by Parent (in their capacities as such) to be effective as of the Closing Date;

(e) a statement, issued and properly executed by the Corporation pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that interests in the Corporation, including shares of Stock, do not constitute “United States real property interests” under Section 897(c) of the Code substantially in the form attached hereto as Exhibit I;

(f)          executed Operative Documents that are to be signed by the Corporation, to the extent not executed prior to the Closing;

(g)         Board resolutions and Stockholder Approval Documentation;

(h)         executed agreements terminating all contracts between the Corporation, any Subsidiary of the Corporation, and any officer or director of the Corporation or Subsidiary thereof that were entered into on or after April 16, 2024 in violation of Section 4.1 hereof (including without limitation the First Amended and Restated Employment Agreement dated as of July 31, 2024 between the Corporation, Triller Platform Co. and Bobby Sarnevesht);

(i)          a letter of resignation signed by Bobby Sarnevesht, resigning as an officer and director of the Corporation and its Subsidiaries;

(j)          letters of resignation signed by all directors and officers of the Corporation and its Subsidiaries; and

(k)         the Certificate of Merger, executed by the Corporation.

Article VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE CORPORATION TO THE CLOSING

The obligations of the Corporation to perform and observe the covenants, agreements, and conditions hereof to be performed and observed by it at, or in connection with, the Closing shall be subject to the reasonable satisfaction (or waiver by the Corporation) of the following conditions:

6.1         Accuracy of Representations and Warranties

The representations and warranties of Parent and Merger Sub contained herein (including the applicable Exhibits or Schedules to the Parent Disclosure Memorandum) and in the other Operative Documents (i) shall have, if qualified as to materiality, been true and correct in all respects, and, if not so qualified, been true and correct in all material respects, when made and (ii) shall be, if qualified as to materiality, true and correct in all respects, and, if not so qualified, true and correct in all material respects, as of the Closing Date as though made on the Closing Date, except to the extent that such representations and warranties speak as of an earlier date (in which case such representation and warranty shall be so true and correct as of such earlier date).

6.2         Performance of Agreements

Parent and Merger Sub shall have performed in all material respects all obligations and agreements and complied with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by it at or prior to the Closing.

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6.3         Compliance with Laws

The consummation of the Transactions shall be legally permitted by Applicable Law to which Parent, Merger Sub or the Corporation is subject.

6.4         Receipt of Closing Deliveries

Parent shall deliver to the Corporation, at or prior to the Closing, customary closing certificates from Parent’s Chief Executive Officer and Chief Financial Officer and a good standing certificate of Delaware Parent; the Certificate of Merger, executed by Merger Sub; the Certificate of Discontinuance; as well as executed Operative Documents that are to be signed by Delaware Parent or Merger Sub, to the extent not executed prior to the Closing.

6.5         Regulatory and Third Party Approvals

The parties to not anticipate that any regulatory, governmental or other third party approvals or consents are required in order to consummate the Transactions, but if any of the foregoing are required, the parties shall use their respective best efforts to provide such approvals or consents so that the Transactions may be consummated at the earliest possible time.

Article VII
SURVIVAL; HOLDER REPRESENTATIVE

7.1         No Survival of Representations, Warranties, and Covenants

(a)         The representations and warranties of the Corporation contained in this Agreement or any other Operative Document or in any certificate delivered pursuant hereto shall survive until the Closing Date, after which such representations and warranties shall expire and shall be of no further force or effect as of the Closing.

(b)         By virtue of the Stockholder Approval, each Stockholder shall irrevocably (except as set forth in Section 7.1(c)) authorize and appoint Bobby Sarnevesht bobby@triller.co (together with any replacement representative appointed pursuant to Section 7.1(c), the “Holder Representative”), with full power of substitution, as such Stockholder’s representative and attorney-in-fact and agent to act for such Stockholder with respect to all matters arising in connection with this Agreement and the Operative Documents, including full power and authority, exercisable in the sole discretion of the Holder Representative, to: (i) take any action contemplated to be taken by the Stockholders under this Agreement or any other Operative Document, (ii) negotiate, determine, defend, and settle any disputes that may arise under or in connection with this Agreement or any other Operative Document, and (iii) make, execute, acknowledge, and deliver any releases, assurances, receipts, requests, instructions, notices, agreements, certificates, and any other instruments, and generally do any and all things and take any and all actions that the Holder Representative may deem necessary or advisable in connection with this Agreement or any other Operative Document.

(c)         The Holder Representative may be removed by written agreement among Stockholders representing a majority in interest of the Stockholders calculated with reference to each Stockholder’s Pro Rata Share. The Holder Representative may resign at any time upon giving 45 Business Days’ prior written notice of such resignation to Parent and each Stockholder but shall exercise all the powers enumerated in Section 7.1(a) until the effective date of such resignation. In the event of such removal or resignation, or upon the death or Disability of, the Holder Representative, Parent and Stockholders representing a majority in interest of the Stockholders calculated with reference to each Stockholder’s Pro Rata Share shall promptly agree upon a replacement Holder Representative.

Article VIII
TERMINATION

8.1         Termination

This Agreement may be terminated at any time prior to the Closing:

(a)         by the written consent of Parent and the Corporation;

(b)         by Parent, if Parent reasonably concludes in good faith that any of the conditions in Article V is or becomes impossible to satisfy (other than solely as a result of any Breach of this Agreement by Parent);

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(c)         by Parent, in the event of a Breach by the Corporation of any representation, warranty, covenant, or agreement contained herein or in any Operative Document that has not been cured or is not curable by the Corporation within 15 days after Parent delivers notice to the Corporation regarding such Breach;

(d)         by the Corporation, in the event of a Breach by Parent of any representation, warranty, covenant, or agreement contained herein or in any Operative Document that has not been cured or is not curable by Parent within 15 days after the Corporation delivers notice to Parent regarding such Breach;

(e)         by the Corporation if Parent experiences a Material Adverse Effect, or by Parent if the Corporation experiences a Material Adverse Effect; or

(f)          by Parent, if the Corporation has not provided the notices required pursuant to Section 4.10 no later than five Business Days after the Agreement Date.

8.2         Effect of Termination

In the event of termination of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties, and this Agreement shall thereupon terminate and become void and have no further force or effect, and the Transactions shall be abandoned without further action by the parties hereto. Notwithstanding anything to the contrary herein, this Section 8.2 and Article IX shall survive indefinitely, and nothing herein shall relieve any party hereto of any Liability for Fraud or any willful Breach of this Agreement occurring prior to such termination.

Article IX
GENERAL

9.1         Expenses

Except as otherwise set forth herein, whether or not the Merger is consummated, each party shall pay its own Transaction Costs.

9.2         Notices

All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours at the location of the recipient, and otherwise on the next following Business Day, addressed as follows:

TO PARENT OR MERGER
SUB (AND FOLLOWING THE
MERGER EFFECTIVE TIME,
THE SURVIVING
CORPORATION):

AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR
Attention: Ng Wing Fai, Chief Executive Officer
Email: wingfai.ng@agba.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
10100 Santa Monica Blvd #2200
Los Angeles, CA 90067
Attention:
Lawrence Venick, Esq.
Email: lvenick@loeb.com

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TO THE CORPORATION
(PRIOR TO THE MERGER
EFFECTIVE TIME):

Triller Corp.
7119 West Sunset Boulevard
Suite 782
Los Angeles, CA 90046
Attention: Bobby Sarnevesht
Email: bobby@triller.co

TO THE HOLDER
REPRESENTATIVE:

Bobby Sarnevesht
7119 West Sunset Boulevard
Suite 782
Los Angeles, CA 90046
Email: bobby@triller.co

9.3         Severability

If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties to the fullest extent possible.

9.4         Entire Agreement

This Agreement (including the Corporation Disclosure Memorandum, the Parent Disclosure Memorandum and all other Exhibits and Schedules hereto), and the other Operative Documents, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior (but not concurrent) agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

9.5         Assignment; Parties in Interest

This Agreement shall not be assigned by operation of law or otherwise, and any such assignment shall be null and void, except that any or all rights and obligations of Parent and Merger Sub may be assigned to one or more Parent Entities, so long as such assignment does not relieve Parent and Merger Sub of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6         Governing Law; Jurisdiction; Waiver of Jury Trial

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law, provision, or rule that would cause the application of laws of any other jurisdiction. In any action among or between any of the parties arising out of or relating to this Agreement, including any action seeking equitable relief, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Wilmington, Delaware. Each party hereby irrevocably waives all right to trial by jury in any Legal Proceeding (whether based on Contract, tort, or otherwise) arising out of or relating to this Agreement and the other Operative Documents, the Transactions, or the actions of such parties in the negotiation, administration, performance, and enforcement hereof and thereof.

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9.7         Headings; Construction

The table of contents and headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Applicable Law shall be deemed also to refer to all amendments and rules and regulations promulgated thereunder, unless the context requires otherwise. For purposes of Article II, any reference to the “Corporation” shall include any predecessor entity. The word “including” shall mean including without limitation. The word “or” is disjunctive, but not necessarily exclusive. The words “hereof,” “herein,” “hereunder,” and similar terms in this Agreement refer to this Agreement as a whole, including exhibits and schedules hereto, and not to any particular provision of this Agreement. When a reference is made in this Agreement to Annexes, Articles, Exhibits, Sections, or Schedules, such reference shall be to an Annex, Article, Exhibit, Section, or Schedule to this Agreement unless otherwise indicated. For purposes of Article II, the words “provide,” “deliver,” “made available,” “furnish,” and similar terms in this Agreement shall mean provide by email or in a data room at least one Business Day prior to the Agreement Date. Pronouns in the masculine, feminine, and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. If any party has Breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not Breached shall not detract from or mitigate the fact that the party is in Breach of the first representation, warranty, or covenant. All accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with GAAP. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. The symbol “$” refers to United States Dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.8         Counterparts

This Agreement may be executed and delivered in one or more counterparts, either manually or electronically (including by PDF and electronic mail), each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. No counterpart shall be effective unless and until each party has executed at least one counterpart.

9.9         Remedies

Each of the Corporation, on the one hand, and Parent, on the other hand, acknowledges and agrees that its counterpart(ies) would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is Breached. Accordingly, each such party agrees that the aggrieved party shall be entitled to an injunction to prevent Breaches of any provision of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy available at law or in equity.

9.10       Amendment

This Agreement may be amended, modified, or supplemented at any time, but only pursuant to an instrument in writing signed by Parent and (a) prior to the Closing, the Corporation or (b) following the Closing, the Holder Representative, and any such amendment shall be binding on all parties hereto.

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9.11       Waiver

Parent may (a) extend the time for the performance of any obligation of the Corporation or the Holder Representative under this Agreement or any other Operative Document, (b) waive any inaccuracy in the representations and warranties of the Corporation contained in this Agreement or any other Operative Document, or (c) waive compliance by the Corporation or the Holder Representative with any agreement or condition contained in this Agreement or any other Operative Document. The Holder Representative (and, prior to the Closing, the Corporation) may (i) extend the time for the performance of any obligation of Parent or Merger Sub under this Agreement or any other Operative Document, (ii) waive any inaccuracy in the representations and warranties of Parent or Merger Sub contained in this Agreement or any other Operative Document, or (iii) waive compliance by Parent or Merger Sub with any agreement or condition contained in this Agreement or any other Operative Document. Any extension or waiver contemplated in this Section 9.11 shall be valid only if set forth in an instrument in writing signed by Parent or the Holder Representative (or, prior to the Closing, the Corporation), as applicable, and shall apply only as set forth in such instrument and shall not operate as a waiver of, or estoppel with respect to, any failure to comply with any other obligation, covenant, agreement or condition contained herein. Any extension or waiver by the Holder Representative (or, prior to the Closing, the Corporation) shall be binding on the Corporation and the Holder Representative.

[Signature Pages Follow]

Annex A-41

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

AGBA GROUP HOLDING LIMITED
By:
Name:	Wing-Fai Ng
Its:	Chief Executive Officer
AGBA SOCIAL INC.
By:
Name:	Pei Huang Shu
Its:	President
TRILLER CORP.
By:
Name:	Bobby Sarnevesht
Its:	Chief Executive Officer
BOBBY SARNEVESHT, HOLDER REPRESENTATIVE

[Signature Page to Agreement and Plan of Merger]

Annex A-42

ANNEX A
DEFINITIONS

“2010 Health Care Law” has the meaning set forth in Section 2.9(j).

“2023 Unaudited Financial Statements” has the meaning set forth in Section 2.5(a).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, controls or is controlled by or is under common control with the first Person.

“Affiliated Group” means any affiliated, consolidated, combined, unitary, or similar group, including any arrangement for group or consortium relief or similar arrangement.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Agreement Date” has the meaning set forth in the first paragraph of this Agreement.

“Annual Financial Statements” has the meaning set forth in Section 2.5(a).

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act 1977, as amended, any rules and regulations thereunder, the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions and any legislation implementing that convention and any similar anti-corruption laws to the extent that they are applicable to the Corporation or any of its Representatives.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal, or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, guidance, regulation, rule, directive, license, permit, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body, and any Orders applicable to such Person or such Person’s Affiliates, or to any of their respective employees, assets, properties, or businesses.

“Breached” means a “Breach” of a representation, warranty, certification, covenant, obligation, or other provision of this Agreement or any Operative Document will be deemed to have occurred, or a representation, warranty, certification, covenant, obligation, or other provision of this Agreement or any Operative Document will have been “Breached,” if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply (in whole or in part) with, such representation, warranty, certification, covenant, obligation, or other provision, or (b) any Claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, certification, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, Claim, occurrence or circumstance.

“Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in New York, New York or Seattle, Washington are authorized or required by Applicable Law to be closed.

“BVI Companies Act” means the British Virgin Islands Business Companies Act.

“Cancelled RSU Shares” has the meaning set forth in Section 1.9.

“Certificate of Discontinuance” has the meaning set forth in the Preamble.

“Certificate of Domestication” has the meaning set forth in the Preamble.

“Certificate of Formation” has the meaning set forth in Section 2.2(a).

“Certificate of Merger” has the meaning set forth in Section 1.4.

“Child” has the meaning set forth in Section 2.10.11(d).

“Claim” means any claim, demand, complaint, cause of action, suit, proceeding, arbitration, audit, hearing, investigation, or inquiry (whether formal or informal, civil, criminal, or administrative).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

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“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Merger Consideration” means one share of Delaware Parent Common Stock, to be paid as consideration for each full share of Series A Common Stock and for each full share of Series B Common Stock, before taking into account the Reserved Shares.

“Common Stock” or “Corporation Common Stock” means the Corporation’s Series A Common Stock and Series B Common Stock, taken together.

“Corporation Balance Sheet” has the meaning set forth in Section 2.5(a).

“Corporation Balance Sheet Date” has the meaning set forth in Section 2.5(a).

“Corporation Bylaws” means the Bylaws of the Corporation,

“Corporation Certificate of Incorporation” means the Certificate of Incorporation of the Corporation.

“Corporation Convertible Notes” means the convertible notes issued by the Corporation to its convertible note investors.

“Corporation Convertible Warrants” means the warrants issued by the Corporation to certain warrant investors which warrants automatically convert into Corporation Common Stock by virtue of the Merger.

“Corporation Data Agreement” refers to any (a) contractual commitments made by the Corporation to its customers, employees, users, or other individuals for the Processing Personal Information, (b) applicable contractual obligations concerning the privacy and security of Personal Information in the Corporation’s custody or control, and (c) requirements of any privacy or security-related self-regulatory organizations or certifications to which the Corporation is obligated to adhere.

“Corporation Disclosure Memorandum” has the meaning set forth in the first paragraph of Article II. The Corporation Disclosure Memorandum shall be updated as necessary through and including the Agreement Date.

“Corporation Intellectual Property Rights” means all intellectual property, industrial property, and proprietary rights worldwide, whether registered or unregistered, owned (or purported to be owned) singularly or jointly with a third party or third parties, applied for, used (or purported to be used), licensed (whether on an exclusive or non-exclusive basis and as licensor or licensee) by or to, or under obligation of assignment to, the Corporation, including any and all (a) foreign and domestic trade names, trademarks, service marks, emblems, signs, insignia, slogans, logos, design rights, mask works, trade dress, other similar designations of source or origin and general intangibles of like nature, (b) rights in databases, (c) copyrights and moral rights (including analogous rights thereto), (d) rights of publicity; (e) trade secrets and know-how (including analogous rights thereto and whether or not reduced to practice), (f) patents and other governmental grants for the protection of inventions or industrial designs, including any applications for any such patents or grants, whether already filed or in preparation or contemplation of filing, (g) domain names, web addresses, and other universal resource locator (URL) registrations, (h) social media accounts, and (i) all associated rights and all registrations, applications, renewals, extensions, and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, violation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Corporation IP” means all Corporation Technology and Corporation Intellectual Property Rights.

“Corporation IP Agreements” means all Inbound Licenses and Outbound Licenses.

“Corporation IP Protection Agreements” has the meaning set forth in Section 2.10.7.

“Corporation IP Registrations” has the meaning set forth in Section 2.10.2.

“Corporation-Owned IP” means all Corporation IP other than Third-Party IP.

“Corporation Permits” has the meaning set forth in Section 2.13(a).

“Corporation Privacy Commitments” refers to material obligations contained in or resulting from the Corporation’s internal and external data privacy, data security, Security Breach, or similar obligations for the Processing or security of Personal Information.

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“Corporation Products” means all products or services, either complete or under development, (a) that are currently or that are currently intended to be, developed, manufactured, marketed, sold, offered for sale, imported, exported, supplied, promoted, licensed, distributed, supported, hosted, serviced, made available, maintained, or otherwise commercialized by the Corporation, (b) that were historically developed, manufactured, marketed, sold, offered for sale, imported, exported, supplied, promoted, licensed, distributed, supported, hosted, serviced, made available, maintained, or otherwise commercialized by the Corporation, (c) from which the Corporation recognizes any revenue (including revenue associated with maintenance or service agreements), (d) that are currently used or currently intended to be used to provide services to the Corporation’s customers, or (e) that have been developed by or for the Corporation, in each case together with any and all supplements, modifications, updates, corrections, and enhancements to such products or services, shipping versions of such products or services, any English and foreign language versions of such products or services; and any and all documentation relating to the foregoing.

“Corporation Service Providers” means directors, officers, employees, agents, consultants, advisors, or independent contractors of the Corporation.

“Corporation Technology” means all Technology owned (or purported to be owned) singularly or jointly with a third party or third parties, used (or purported to be used), or licensed (whether on an exclusive or non-exclusive basis and as licensor or licensee) by or to the Corporation.

“Corporation Warrants” means the warrants to purchase Corporation Common Stock existing as of the Agreement Date.

“Competing Transaction” means, other than the Transactions, any of the following: (a) any merger, consolidation, share exchange, recapitalization, or establishment of or investment in the Corporation or another legal entity or other similar transaction involving the Corporation or any subsidiary of the Corporation, (b) any sale, lease, license, exchange, mortgage, pledge, transfer, or other disposition of a material portion of the assets of the Corporation or any subsidiary of the Corporation (other than any non-exclusive license entered into in the ordinary course of business consistent with past practice), or any sale, exclusive license, or other transfer of any intellectual property, of the Corporation or any subsidiary of the Corporation, or any entry into a development, licensing, or other agreement with a third party out of the ordinary course of business that could reasonably be expected to deprive Parent of the benefits of the Transactions, (c) any sale or transfer of shares or other securities (or instruments that provide the right or ability to acquire shares or other securities) of the Corporation or any subsidiary of the Corporation, or (d) any change of control transaction involving the Corporation or any subsidiary of the Corporation (however structured).

“Conflict Minerals” means (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives that originates in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo and (b) any other mineral or its derivatives, the exploitation and trade of which is determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

“Contract” means any contract, agreement, permission, consent, lease, license, release, covenant not to sue, commitment, plan, arrangement, undertaking, or understanding, oral or written.

“Contributor” has the meaning set forth in Section 2.10.7.

“Copyleft License” means any license that requires, as a condition of use, that any Software or content subject to such license that is distributed, modified or interacted with through a network (including making available to third parties as a service) (or any other Software or content incorporated into, derived from, used, or distributed with any such Software or content): (i) in the case of Software, be made available to any third-party recipient in a form other than binary form (e.g., source code form), (ii) be made available to any third-party recipient under terms that allow preparation of derivative works, (iii) in the case of Software, be made available to any third-party recipient under terms that allow Software or interfaces therefor to be reverse engineered, reverse assembled, or disassembled (other than to the extent any contrary restriction would be unenforceable under Applicable Law), or (iv) be made available to any third-party recipient at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser/Library General Public License, the GNU Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, the European Union Public Licence, the Server Side Public License, and all Creative Commons “sharealike” licenses.

“Copyleft Materials” means any Software or content subject to a Copyleft License.

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“Corporation” has the meaning set forth in the first paragraph of this Agreement.

“Corporation RSU Plan” means the Triller Corp. 2024 Stock Option and Incentive Plan.

“Corporation RSUs” means the restricted stock units held by Corporation employees after giving effect to the Reorganization.

“Corporation Stock Certificates” has the meaning set forth in Section 1.7.4(b).

“COVID-19” means the novel coronavirus disease referred to as COVID-19.

“COVID-19 Pandemic” means the epidemic, pandemic, or disease outbreak associated with COVID-19.

”Data Protection Laws” means any and all Applicable Laws that: (a) relate to the collection, confidentiality, processing, privacy, security, protection, transfer or cross-border data flow of Personal Information, (b) provide rights to an individual whose Personal Information is being processed; or (c) trigger a duty to notify an individual whose Personal Information has been, or may have been, the subject of a Security Breach, including (1) the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“EU GDPR”); (2) any implementing, derivative, or related legislation of the Member State in the European Economic Area or the United Kingdom; (3) the United Kingdom’s Data Protection Act, 2018, (4) the California Consumer Privacy Act (“CCPA”), Cal. Civ. Code Title 1.81.5 § 1798.100 et seq., as amended by the California Privacy Rights Act (“CPRA”) (collectively, “California Privacy Law”), together with any implementing regulations; (5) the Payment Card Industry Data Security Standards; and (6) any other applicable data protection laws and regulations in any jurisdiction where the Corporation does business.

“Debt” means, without duplication, (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Corporation, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (b) all deferred indebtedness of the Corporation for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (c) all obligations of the Corporation to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (d) all outstanding reimbursement obligations of the Corporation with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Corporation, (e) all obligations of the Corporation under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (f) all obligations secured by any Encumbrance existing on property owned by the Corporation, whether or not indebtedness secured thereby will have been assumed, (g) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions, or in connection with any lender consent, (h) unpaid current Taxes, and (i) all guaranties, endorsements, assumptions and other contingent obligations of the Corporation in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (a) through (h) appertaining to third parties.

“Delaware Parent” means Parent, after giving effect to the Domestication.

“Delaware Parent Adjusted Warrants” means the warrants to be issued by Delaware Parent to the holders of Corporation Warrants as replacement warrants, as adjusted pursuant to their existing terms.

“Delaware Parent Bylaws” has the meaning set forth in Section 1.1(b).

“Delaware Parent Certificate of Incorporation” has the meaning set forth in the Preamble.

“Delaware Parent Common Stock” means the common stock, par value $0.001 per share, of Delaware Parent, into which the Parent Ordinary Shares shall be converted in the Domestication.

“Delaware Parent Preferred Stock” means the preferred stock, par value $0.001 per share, of Delaware Parent, which shall be authorized by Delaware Parent in the Domestication.

“Delaware Parent RSUs” has the meaning set forth in Section 1.9.

Annex A-46

“Delaware Reorg Certificate” has the meaning set forth in the Preamble.

“Delaware Secretary of State” has the meaning set forth in the Preamble.

“Delaware Parent Stock” has the meaning set forth in Section 1.7.4(a).

“DGCL” means the Delaware General Corporation Law, as amended.

“Disability” means, with respect to an Employee, a certification by an independent medical doctor (selected by Parent’s health or Disability insurer) that such Employee has for four consecutive months been physically or mentally disabled or incapacitated in a manner that seriously interferes with his or her ability to perform his or her essential job responsibilities, and such health condition has not been cured or treated in such a manner that the prognosis is for no further Disability.

“Dissenting Shares” has the meaning set forth in Section 1.7.5.

“Domestication” has the meaning set forth in the Preamble.

“Domestication Date” means the date on which the Domestication shall be effected.

“Domestication Intended Tax Treatment” has the meaning set forth in the Preamble.

“Employee Benefit Plan” means any retirement, profit sharing, deferred compensation, disability, death benefit, group health, hospitalization, severance, other welfare, change of control, retention, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights or other equity-based compensation, bonus, incentive, fringe benefit or other employee benefit or compensatory plan, program, policy, practice, Contract, or fund (including any “employee benefit plan,” as defined in Section 3(3) of ERISA), or any employment, consulting or personal services Contract or letter, whether written or oral, funded or unfunded or domestic or foreign, and whether or not subject to ERISA, (a) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Corporation, a Subsidiary or any ERISA Affiliate or to which the Corporation, Subsidiary or ERISA Affiliate is a party, (b) covering or benefiting any current or former employee, agent, director, or independent contractor of the Corporation or any Subsidiary or ERISA Affiliate (or any dependent or beneficiary of any such individual), or (c) with respect to which the Corporation or any Subsidiary or ERISA Affiliate has had, has or could have any actual or contingent present or future obligation or Liability (including with respect to former service providers of the Corporation, any Subsidiary or ERISA Affiliate or dependent or beneficiary of any such individual).

“Encumbrance” means liens, mortgages, pledges, deeds of trust, security interests, charges, easements, covenants, restrictions, encumbrances, defect in title, preemptive right, community or marital property interest, and other adverse Claims or interests of any kind.

“Environmental Laws” means any Applicable Law or Contract relating to (a) health and safety, (b) pollution, or (c) contamination, protection, or restoration or remediation of the environment or natural resources, including any such Applicable Law or Contract related to the management or disposal of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“ERISA Affiliate” means any Person that, together with the Corporation or one of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.7.4(a).

“Exploit” or “Exploitation” means to use, possess, reproduce, modify, display, market, offer as a service, perform, publish, transmit, broadcast, sell, offer to sell, license or sublicense, distribute, design, develop, manufacture, import, provide, or otherwise exploit.

“Final Closing Consideration Spreadsheet” has the meaning set forth in Section 1.7.3.

“Financial Statements” has the meaning set forth in Section 2.5(a).

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“Fraud” means fraud, intentional breach, intentional misrepresentation, or willful misconduct.

“Fundamental Representations” means the representations and warranties contained in Sections 2.1, 2.2, 2.3, and 2.19.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any government or any agency, arbitrator, board, bureau, commission, court, department, official, political subdivision, tribunal, or other instrumentality of any government, or any self-regulatory or quasi-governmental body, in each case whether supranational, federal, state or local, domestic, or foreign.

“Hazardous Materials” means any petroleum products or byproducts, radioactive or explosive materials, asbestos or asbestos-containing material, radon gas, urea formaldehyde, toxic mold or fungi, or polychlorinated biphenyls, and any other chemicals, substances, waste, or materials that are considered or deemed to be, or regulated as, hazardous, toxic, infectious, or dangerous under applicable Environmental Laws or for which Liability or standards of conduct may be imposed pursuant to any Environmental Law.

“Holder Representative” has the meaning` set forth in Section 7.1(b).

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

“ICT Infrastructure” has the meaning set forth in Section 2.10.15(a).

“Inbound License” means any Contract pursuant to which the Corporation has the right to Exploit any Corporation IP for which the Corporation does not own all right, title, and interest.

“Initial Closing Consideration Spreadsheet” has the meaning set forth in Section 1.7.3.

“Interim Financial Statements” has the meaning set forth in Section 2.5(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means with respect to the Corporation, the knowledge of Bobby Sarnevesht (the Corporation’s Chief Executive Officer), as would reasonably be expected to be known after reasonable investigation or inquiry by such Person, including inquiry of such Person’s direct reports.

“Leases” has the meaning set forth in Section 2.7(b).

“Legal Proceeding” means any private, governmental, or administrative action, inquiry, Claim, counterclaim, proceeding, suit, hearing, litigation, audit, examination or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Letter of Transmittal” has the meaning set forth in Section 1.7.4(b).

“Liability” means any and all debts, liabilities, Taxes, penalties, expenses, and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable, including those arising under Applicable Law and those arising under any Contract.

“Lock-Up” as to all Delaware Parent Common Stock issued to the Stockholders, other than to the Unrestricted Shares and to the shares to be issued to the holder of Delaware Parent Preferred Stock, means the following: holders of Delaware Parent Common Stock (other than Unrestricted Shares) shall not, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of any Delaware Parent Common Stock, for a period of 165 calendar days after the Closing Date; provided, that a Stockholder may, during the term of the Lock-Up, transfer its Delaware Parent Common Stock to a family member or family trust or to a controlled Affiliate thereof, subject to the prior written consent of Delaware Parent (which shall not be unreasonably withheld, delayed or conditioned and also subject to the transferee agreeing in writing to be bound by the terms of the Lock-Up.

As to the holder of Delaware Parent Preferred Stock, the lock-up terms shall be as set forth as follows: such holder will not sell or be permitted to sell, register, hypothecate, transfer to common or otherwise transact (“Convert”) any of the Delaware Parent Preferred Stock for a period of 12 months from the Closing Date. Furthermore, after the one year

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anniversary, such holder will only be permitted to Convert an amount equal to two percent (2%) of the total number of shares of Delaware Parent Preferred Stock on a monthly basis, thereafter. Shares converted into Delaware Parent Common Stock shall be free of any lock-up restrictions.

“Material Adverse Effect” as to Parent, the Corporation means (a) any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes a Breach of any representations or warranties made by, or a Breach of the covenants, agreements, or obligations of, such entity, is, or would reasonably be likely to be or become a material adverse effect on the business, operations, assets, liabilities (absolute, accrued, contingent, or otherwise), condition (financial or other), or prospects of such entity; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) changes in general economic conditions in the United States (and/or, with respect to Parent, Hong Kong and/or the Great Bay Area of which it is a part, (ii) changes affecting the industry generally in which such entity operates, (iii) the outbreak or escalation of war, hostilities, or terrorist activities, either in the United States or any other jurisdiction in which such entity operates, or (iv) changes in Applicable Law or GAAP, unless, in the case of each of the foregoing clauses (i) through (iv), such changes disproportionately affect such entity as compared to other Persons or businesses that operate in the industry in which the Company operates, or (b) any effect or circumstance that could reasonably be expected to materially impair or materially delay the such entity’s ability to perform under this Agreement or the other Operative Documents.

“Material Contract” has the meaning set forth in Section 2.11(a).

“Material Customers” has the meaning set forth in Section 2.21(a).

“Merger” has the meaning set forth in Section 1.2.

“Merger Consideration” means an aggregate of 441,620,210 shares of Delaware Parent Stock and Delaware Parent RSUs, comprised of (i) 299,897,852 shares of Delaware Parent Common Stock to be paid to the Stockholders in consideration of all outstanding Common Stock, (ii) 37,702,230 shares of Delaware Parent Preferred Stock to be paid to the Stockholders in consideration of all outstanding Preferred Stock and (iii) 54,020,128 Delaware Parent RSUs to be issued in conversion of all outstanding Corporation RSUs, all as further provided herein.

“Merger Effective Time” has the meaning set forth in Section 1.4.

“Merger Intended Tax Treatment” has the meaning set forth in the Preamble.

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Merger Sub Approval” has the meaning set forth in Section 2.2(c).

“NDA” has the meaning set forth in the recitals.

“OFAC” has the meaning set forth in Section 2.13(c).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative, or any Creative Commons License, and including any adaptation or modification (e.g., adding the Commons Clause) of or exception to any such license. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.

“Open Source Materials” means any Software or content subject to an Open Source License.

“Operative Document” and collectively “Operative Documents” means each of this Agreement and the other agreements, documents, and certificates referenced in this Agreement to be executed and delivered on the Agreement Date or prior to or at the Closing, including without limitation all documents relating to the Reorganization, the Parent Shareholder Voting Agreement and the Certificate of Merger.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order, or other order.

“Outbound License” means any Contract to which the Corporation is a party and pursuant to which any Person is authorized to Exploit any Corporation IP.

Annex A-49

“Parent” has the meaning set forth in the first paragraph of this Agreement and, where the contest requires, also refers to Delaware Parent as of the effectiveness of the Domestication.

“Parent Disclosure Memorandum” has the meaning set forth in the first paragraph of Article III.

“Parent Entity” means any of Parent (prior to the Domestication Date), Delaware Parent (as of the Domestication Date), an Affiliate of either such entity that is not an individual, a successor of thereof, or another Person designated by one of the foregoing (including the Surviving Corporation).

“Parent Equity Plan” means Parent’s currently effective Share Award Scheme.

“Parent August 2024 Draft 14A” means the sections of the draft proxy statement filed by Parent with the SEC on August 14, 2024 that describe the business, financial condition and risk factors of and/or relating to the Corporation.

“Parent Ordinary Shares” means the ordinary shares, par value $0.001 per share, of Parent.

“Parent Proxy Statement” has the meaning set forth in Section 4.13.

“Parent Public Filings” means all of Parent’s and Delaware Parent’s SEC filings made on its EDGAR system.

“Parent Shareholder Meeting” has the meaning set forth in Section 4.13.

“Parent Transaction Proposals” means the Transactions that require approval by Parent.

“Parent Transactions” means the Transactions, other than the Reorganization.

“Permitted Encumbrances” means (a) conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business and consistent with past practice, (b) assessments for current Taxes not yet due and payable, or (c) statutory liens securing indebtedness owed by the Corporation that is in the aggregate less than $25,000, which was incurred in the ordinary course of business and consistent with past practice and is not yet due and payable.

“Person” means any individual, proprietorship, firm, company, syndicate, corporation, partnership, trust, joint venture, limited liability company, association, committee, organization, other entity, Governmental Body, any organization or group of persons acting in concert, or regulatory authority.

“Personal Information” means   (a) all information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual; and (b) any other information that is protected as personal information under Data Protection Laws, including precise geolocation data, inferences drawn from personal information to create a profile, or any other data that may be used to identify, contact, or precisely locate an individual.

“Policies” has the meaning set forth in Section 2.18.

“Preferred Per Share Merger Consideration” means one share of Delaware Parent Preferred Stock, to be paid as consideration for each full share of Preferred Stock.

“Preferred Stock” means the Series A-1 Preferred Stock to be issued in connection with the Reorganization.

“Pro Rata Share” means, with respect to a particular Stockholder, a fraction equal to (a) the portion of the Merger Consideration that such Stockholder is entitled to be paid pursuant to Section 1.7.1 (before any deductions or withholdings contemplated by this Agreement), divided by (b) the aggregate Merger Consideration that all Stockholders are entitled to be paid pursuant to Section 1.7.1 (before any deductions or withholdings contemplated by this Agreement).

“Processing” (and the correlative meanings of “Process” and “Processes”) refers to the receipt, collection, sharing, selling, disclosing, transferring, renting, retrieval, consultation, analysis, combination, accessing, storage, use, security, transfer, restriction, destruction, or other processing or operations or set of operations, whether or not by automated means.

“Real Property” has the meaning set forth in Section 2.7(b).

“Related Party Contract” has the meaning set forth in Section 2.17.

Annex A-50

“Registrar” has the meaning set forth in the Preamble.

“Reorganization” means the reorganization of Triller LLC into the Corporation at the Reorg Effective Time.

“Representatives” has the meaning set forth in Section 4.6(a).

“Required Actions” has the meaning set forth in Section 4.2(a).

“Reserved Shares” has the meaning set forth in Section 1.8.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Breach” means any misuse, compromise or unauthorized access, destruction, loss, alteration, acquisition or disclosure of any Personal Information or Corporation confidential information.

“Series A Common Stock” means the Corporation’s Series A Common Stock, par value $0.0001 per share, to be issued in connection with the Reorganization.

“Series B Common Stock” means the Corporation’s Series B Common Stock, par value $0.0001 per share, to be issued in connection with the Reorganization.

“Software” means any and all computer programs, software, and code, including all new versions, updates, revisions, improvements, and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), firmware, middleware, development tools, scripts, routines, interfaces, libraries, and databases, and all specifications and documentation, including programmer notes, comments and annotations, user interfaces, “look and feel,” and training materials relating to any of the foregoing.

“Source Code” means the human readable source code for any Software that is part of the Corporation IP as well as any confidential or proprietary information relating to any Software source code or any of the Corporation IP.

“Standards Organization” has the meaning set forth in Section 2.10.13.

“Stock” means, collectively, Corporation Common Stock and Preferred Stock.

“Stockholder” means a holder of shares of Stock as of the Reorganization.

“Stockholder Approval” has the meaning set forth in Section 2.2(b).

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Surviving Corporation Bylaws” has the meaning set forth in Section 1.5.

“Surviving Corporation Certificate of Incorporation” has the meaning set forth in Section 1.5.

“Tax” (and, correlative meaning, “Taxes” or “Taxable”) means any and all (a) domestic or foreign, federal, state, or local taxes, charges, fees, levies, imposts, escheat for unclaimed property, duties and governmental fees, or other like assessments or charges of any kind whatsoever, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings, or profits), capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, goods and services taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, excise taxes, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, ad valorem taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, and customs duties, (b) interest, penalties,

Annex A-51

fines, additions to tax, or additional amounts imposed by any Tax Authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, (c) any liability in respect of any items described in clause (a) or clause (b) that is incurred by reason of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary, or aggregate group for any Taxable period, and (d) liabilities in respect of any items described in clause (a) or clause (b) payable by reason of Contract, assumption, transferee liability, operation of law, or otherwise.

“Tax Authority” means any Governmental Body having jurisdiction with respect to any Tax.

“Tax Return” means any return, information return, declaration, claim for refund of Taxes, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Applicable Law relating to any Tax..

“Technology” means all products, tools, devices, prototypes, systems, mask works, computer programs, software, hardware, source code, object code, development tools, techniques, concepts, know-how, algorithms, methods, processes, procedures, formulae, designs, drawings, customer lists, supplier lists, databases, data collections, data compilations, information (including proprietary information and confidential information), specifications, brands, logos, marketing materials, user interfaces, websites, specifications, programmer notes, specifications, packaging, trade dress, content, graphics, artwork, audiovisual works, images, photographs, literary works, performances, music, sounds, content, user interfaces, “look and feel,” inventions (whether or not patentable), invention disclosures, discoveries, works of authorship (whether or not copyrightable), designs, and other technology and tangible items related to, constituting, disclosing, or embodying any or all of the foregoing, including any and all versions of any and all of the foregoing.

“Third-Party IP” means any Corporation IP for which the Corporation does not own all right, title, and interest and which is licensed to the Corporation under an Inbound License.

“Third-Party Processor” has the meaning set forth in Section 2.10.11(b).

“Third-Party Vendor” has the meaning set forth in Section 2.21(b).

“Transaction Costs” means all fees, costs, and expenses incident to the negotiation, preparation, and execution of this Agreement and the other Operative Documents, and the consummation of the Transactions, including, in the case of the Corporation, (a) any change-in-control costs, any success fees, any bonuses, compensation, severance, or other payments to the Corporation Service Providers or Affiliates triggered or accelerated by the Transactions (including the employer portion of any related employment Taxes imposed on such amounts), regardless of whether such payments are made prior to, at, or following the Closing, but excluding in all cases Parent’s post-Closing compensation packages for its employees, (b) the Corporation’s portion of applicable payroll Taxes resulting from the payment of the Merger Consideration, (c) any fees and expenses of the Corporation’s attorneys, accountants, financial advisors, and other advisors, and (d) any Transfer Taxes.

“Transaction Proposals” has the meaning set forth in Section 4.13.

“Transactions” means the Reorganization, the Merger and the other transactions contemplated by this Agreement and the Operative Documents.

“Transfer Taxes” means any and all transfer, documentary, sales, use, stamp, registration, value added, recording, and other similar Taxes and fees arising in connection with the Transactions (including any penalties and interest), together with any costs or expenses incurred by Parent or its Affiliates in the preparing and filing of any related Tax Returns or documents.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“Triller LLC” has the meaning set forth in the Preamble.

Annex A-52

“Triller LLC 2024 S-1” means Amendment No. 5 to Triller LLC’s Form S-1 Registration Statement under the Securities Act (Registration No. 333-273623) which was filed with the SEC on January 29, 2024.

“Unrestricted Shares” means the Delaware Parent Common Stock that will be issued to Unrestricted Shareholders, free of the Lock-Up, and as shown on Exhibit J.

“Unrestricted Stockholder” means those Stockholders that will be issued Unrestricted Shares in the Merger, as further provided on Exhibit J.

“WARN Act” has the meaning set forth in Section 2.8(e).

Annex A-53

Annexes:

Annex A	—	Definitions
Annex B	—	Initial Closing Consideration Spreadsheet

Exhibits:

Exhibit A	—	Delaware Reorg Certificate
Exhibit B	—	Certificate of Domestication
Exhibit C	—	Delaware Parent Certificate of Incorporation
Exhibit D	—	Super Voting Agreement
Exhibit E	—	Delaware Parent Bylaws
Exhibit F	—	Certificate of Merger
Exhibit G	—	Surviving Corporation Certificate of Incorporation
Exhibit H	—	Surviving Corporation Bylaws
Exhibit I	—	FIRPTA Certificate
Exhibit J	—	Unrestricted Stockholders

Annex A-54

ANNEX B

FORM OF SIXTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF AGBA

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AGBA GROUP HOLDING LIMITED 匯邦集團控股有限公司

A COMPANY LIMITED BY SHARES

1            DEFINITIONS AND INTERPRETATION

1.1         In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act.

“AGBA Series A Preferred Share” has the meaning given to that term in Clause 6.2(b).

“AGBA Series B Preferred Share” has the meaning given to that term in Clause 6.2(c)

“Audit Committee” means the audit committee of the Company formed by the Board pursuant to Regulation 20 of the Articles, or any successor audit committee.

“Articles” means the Articles of Association of the Company, as amended and/or restated from time to time.

“Board” means the board of Directors of the Company.

“Branch Register” means any branch register of members of such category or categories of Shareholders as the Company may from time to time determine.

“Chairperson of the Board” has the meaning specified in Regulation 21 of the Articles.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to the NASDAQ.

“Director” means a duly appointed director of the Company.

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend.

“Electronic Only Meeting” means a general meeting held and conducted solely by attendance and participation by Shareholders and/or proxies by means of electronic facilities.

“Exchange Act” means the Securities Exchange Act of 1934.

“Hybrid Meeting” means a general meeting held and conducted by (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities.

Annex B-1

“Memorandum” means this Memorandum of Association of the Company, as amended and/or restated from time to time.

“Meeting Location” shall have the meaning given to it in Sub-Regulation 12.1 of the Articles.

“NASDAQ” means National Association of Securities Dealers Automated Quotations of the United States.

“Office” means the registered office of the Company or such other office which has been designated by the Company for the purposes of depositing of notices to the Company and keeping of registers and documents.

“Officer” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution of Shareholders” means a resolution passed by a simple majority of the votes of the Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which notice of the general meeting has been duly given.

“Ordinary Share” has the meaning given to that term in Clause 6.2(a).

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons.

“Physical Meeting” means a general meeting held and conducted by physical attendance and participation by Shareholders and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“Preferred Share” has the meaning given to that term in Clauses 6.2.

“Principal Meeting Place” means, in respect of a general meeting conducted by way of an Electronic Only Meeting or a Hybrid Meeting, the Meeting Location designated by the Board as the principal meeting place for the meeting.

“Principal Register” means, where the Company has established one or more Register of Members, the Register of Members maintained by the Company pursuant to the Act and these Articles that is not designated by the Directors as a Branch Register.

“Register of Members” means the register of members of the Company, being the Principal Register and where applicable, any Branch Register, to be maintained at such place within or outside the British Virgin Islands as the Board shall determine from time to time and kept pursuant to the provisions of the Act.

“Registration Office” means, in respect of any class of Shares such place as the Board may from time to time determine to keep a Branch Register in respect of that class of Shares and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of Shares are to be lodged for registration and are to be registered.

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act.

“Resolution of Directors” means either:

(a)     a resolution approved at a duly convened and constituted meeting of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, such Director shall be counted by the number of votes such Director casts for the purpose of establishing a majority; or

(b)    a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by all the Directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more Directors.

“Rules of the Designated Stock Exchange” means the rules and regulations of the Designated Stock Exchange which are applicable to the Company from time to time.

Annex B-2

“Seal” means any seal which has been duly adopted as the common seal of the Company including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations.

“Share” means an Ordinary Share and/or Preferred Share, including AGBA Series A Preferred Shares and AGBA Series B Preferred Share, issued or to be issued by the Company as the context requires.

“Shareholder” or “Member” means a Person whose name is duly entered in the Register of Members as the holder of one or more Shares or fractional Shares.

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

“United States” means the United States of America.

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2         In the Memorandum and the Articles, unless the context otherwise requires, a reference to:

(a)     a general meeting shall mean a meeting convened and held in any manner permitted by these Memorandum and Articles and any Shareholder or Director (including, without limitation, the Chairperson of the meeting) attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Act and other applicable laws, rules and regulations and these Memorandum and Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly; and

(b)    a person’s participation in the business of a general meeting include, without limitation and as relevant, the right (including, in the case of a corporation, through its duly authorized representative) to speak or communicate, vote (whether by electronic facilities or not), be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Act, the Rules of the Designated Stock Exchange and other applicable laws, rules and regulations or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly.

1.3         In the Memorandum and the Articles, unless the context otherwise requires, a reference to:

(a)     a “Regulation” is a reference to a regulation of the Articles;

(b)    a “Clause” is a reference to a clause of the Memorandum;

(c)     voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder;

(d)    the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder;

(e)     the singular includes the plural and vice versa; and

(f)     electronic facilities include, without limitation, online platforms, website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise).

Annex B-3

1.4         Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.5         Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2            NAME

The name of the Company is AGBA Group Holding Limited 匯邦集團控股有限公司. The Company may by both Ordinary Resolution of Shareholders and Resolution of Directors change its name.

3            STATUS

The Company is a company limited by Shares.

4            REGISTERED OFFICE AND REGISTERED AGENT

4.1         The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2         The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3         The Company may by Ordinary Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4         Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5         The registered agent shall:

(a)     act on the instructions of the Directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)    recognize and accept the appointment or removal of a Director or Directors by Shareholders.

5            CAPACITY AND POWERS

5.1         Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)     full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)    for the purposes of paragraph (a), full rights, powers and privileges.

5.2         For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6            NUMBER AND CLASSES OF SHARES

6.1         Shares in the Company shall be issued in the currency of the United States of America.

6.2         The Company is authorized to issue a maximum of 3,191,094,970 Shares consisting of three (3) classes as follows

(a)     3,091,049,970 ordinary shares of par value US$0.000485272 each (“AGBA Ordinary Shares or Ordinary Shares”);

(b)    100,000,000 preferred class A shares of par value US$0.001 each (“AGBA Series A Preferred Shares”); and

Annex B-4

(c)     45,000 preferred class B shares of par value US$0.001 each (“AGBA Series B Preferred Shares”)

(together the AGBA Series A Preferred Shares and AGBA Series B Preferred Shares shall be referred to as “Preferred Shares”. The Preferred Shares and the Ordinary Shares shall vote together as one class.)

6.3         The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4         Shares may be issued in one or more series of Shares as the Directors may by Resolution of Directors determine from time to time.

7            RIGHTS OF SHARES

7.1         Subject to any special rights conferred on any class of Share as determined by the Board upon its issue or as varied from time to time,

(a)     each Ordinary Share confers upon the Shareholder:

(i)      the right to one vote at a meeting of the Shareholders;

(ii)    the right to an equal share in any dividend paid by the Company on the Ordinary Share class; and

(iii)   the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.;

(b)    Each AGBA Series A Preferred Share confers upon the Shareholder:

(i)      the right to one vote at a meeting of the Shareholders;

(ii)    the right to an equal share in any dividend paid by the Company on the AGBA Series A Preferred Shares class; and

(iii)   no right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

(c)     Each AGBA Series B Preferred Share confers upon the Shareholder:

(i)      the right to ten thousand (10,000) votes per AGBA Series B Preferred Share at a meeting of the Shareholders;

(ii)    no right to any share in any dividend paid by the Company on any class of shares;

(iii)   no right to any share in the distribution of the surplus assets of the Company on its liquidation; and

(iv)   each AGBA Series B Preferred Share shall be subject to compulsory redemption at the option of the Company, without Shareholder consent, on, or any time after, 31 December 2025 for an amount equal to the par value of each issued and outstanding AGBA Series B Preferred Share.

7.2         The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8            VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be materially adversely varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than seventy-five (75) percent of the issued Shares in that class.

Annex B-5

9            RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10          REGISTERED SHARES

10.1       The Company shall issue registered Shares only.

10.2       The Company is not authorized to issue bearer shares, convert registered Shares to bearer shares or exchange registered Shares for bearer shares.

11          TRANSFER OF SHARES

11.1       The Company shall, on receipt of an instrument of transfer complying with Regulation 8 of the Articles, enter the name of the transferee of a Share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2       The Directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share or otherwise as permitted by applicable law, this Memorandum, the Articles or the Rules of the Designated Stock Exchange. Where such discretion is properly exercised, to the fullest extent possible under applicable law, the directors shall be excluded from and indemnified for any liability arising from such exercise.

12          AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1       Subject to Clause 8, the Company may amend the Memorandum or the Articles by a Resolution of Directors or an Ordinary Resolution of Shareholders, save that no amendment may be made by Resolution of Directors:

(a)     to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)    to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)     in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)    to Clauses 8, 9 or this Clause 12.

12.2       Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

- END -

Annex B-6

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
AGBA GROUP HOLDING LIMITED 匯邦集團控股有限公司
A COMPANY LIMITED BY SHARES

1            REGISTERED SHARES

1.1         Every Shareholder is entitled, on request to a certificate signed by a Director or Officer of the Company, or any other person authorized by Resolution of Directors, or under the Seal specifying the number of Shares held by such Shareholder and the signature of the Director, Officer or authorized person and the Seal may be facsimiles.

1.2         Any Shareholder receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3         If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2            SHARES

2.1         Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine, so long as these terms are not prohibited by the Act, the Rules of the Designated Stock Exchange or any applicable laws and regulations.

2.2         Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3         A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4         The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5         A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6         No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)     the amount to be credited for the issue of the Shares; and

(b)    that, in the opinion of the Directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7         The Company may insofar as may be permitted by applicable law, pay a commission to any person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

Annex B-7

2.8         The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)     the solvency test in Regulations 3 and 18; and

(b)    sections 197 and 209 of the Act.

2.9         The Company shall keep a Register of Members containing:

(a)     the names and addresses of the Persons who hold Shares;

(b)    the number of each class and series of Shares held by each Shareholder;

(c)     the date on which the name of each Shareholder was entered in the Register of Members; and

(d)    the date on which any Person ceased to be a Shareholder.

2.10       The Register of Members may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original Register of Members.

2.11       A Share is deemed to be issued when the name of the Shareholder is entered in the Register of Members.

3            REDEMPTION OF SHARES AND TREASURY SHARES

3.1         The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the Directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or these Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2         The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3         The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the Directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4         Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5         Subject to the Rules of the Designated Stock Exchange or any applicable laws and regulations, Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of fifty (50) percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6         All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7         Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and these Articles) as the Company may by Resolution of Directors determine.

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3.8         Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than fifty (50) percent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4            REGISTER OF CHARGES

4.1         The Company shall maintain a register (the “register of charges”) in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)     the date of creation of the charge; and

(b)    a short description of the liability secured by the charge; and

(c)     a short description of the property charged; and

(d)    the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee; and

(e)     unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)     details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

4.2         The register of charges may be kept in any such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of charges.

5            LIEN

5.1         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether such Person is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by such Person or such Person’s estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

5.2         The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

5.3         For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and the purchaser shall not be bound to see to the application of the purchase money, nor shall such Person’s title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

5.4         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

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6            CALLS ON SHARES

6.1         Subject to other provisions of these Articles, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

6.2         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

6.3         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight (8) percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

6.4         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

6.5         The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

6.6         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by such Shareholder, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of both an Ordinary Resolution of Shareholders and a Resolution of Directors, eight (8) percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

7            FORFEITURE

7.1         Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

7.2         A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

7.3         The written notice of call referred to in Sub-Regulation 7.2 shall name a further date not earlier than the expiration of fourteen (14) days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

7.4         Where a written notice of call has been issued pursuant to Sub-Regulation 7.3 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

7.5         The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 7.4 and that Shareholder shall be discharged from any further obligation to the Company.

8            TRANSFER OF SHARES

8.1         Subject to the Memorandum, the Rules of the Designated Stock Exchange or any relevant securities laws, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Registration Office for registration.

8.2         Except where permitted by the Act, the Memorandum, these Articles, the Rules of the Designated Stock Exchange, any relevant securities laws or the common law, and to any rights and restrictions for the time being attached to any Share, the Board shall not decline to register any transfer of

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Shares and shall, upon making any decision to decline to register any transfer of Shares, within three (3) months after the date on which the relevant instrument of transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. Notwithstanding the foregoing, the Board may, in its absolute discretion, decline to register any transfer of any Share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which the Company has a lien.

8.3         The registration of transfers may, after compliance with any notice required of the Rules of the Designated Stock Exchange, be suspended at such times and for such periods as the Board may from time to time determine.

8.4         All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Board decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

8.5         The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

8.6         If the Board is satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, the Board may resolve:

(a)     to accept such evidence of the transfer of Shares as the Board considers appropriate; and

(b)    that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

8.7         Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

9            UNTRACEABLE SHAREHOLDERS

9.1         Without prejudice to the rights of the Company under this Sub-Regulation 9.1, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

9.2         The Company shall have the power to sell, in such manner as the Board thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:

(a)     all cheques or warrants in respect of dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorized by these Articles have remained uncashed; and

(b)    so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Shareholder who is the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law; and

(c)     the Company has caused an advertisement to be published in a newspaper published daily and circulating generally in last known address of the Shareholder of its intention to sell such Shares and a period of three (3) months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in sub-paragraph (c) and ending at the expiry of the period referred to in that sub-paragraph.

9.3         To give effect to any such sale the Board may authorize some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to

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such Shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Sub-Regulation 9.3 shall be valid and effective notwithstanding that the Shareholder holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

10          MEETINGS AND CONSENTS OF SHAREHOLDERS

10.1       The Board may convene a meeting of the Shareholders at such time and in such manner and place within or outside the British Virgin Islands as the Board considers necessary or desirable. All general meetings may be held as a Physical Meeting in any part of the world and at one or more locations (if a Hybrid Meeting or Electronic Only Meeting is adopted), as may be determined by the Board in its absolute discretion.

10.2       General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty (30) percent of the voting rights attaching to the issued Shares deposited at the Office specifying the objects of the meeting by notice given no later than twenty-one (21) days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty-five (45) days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

10.3       If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

10.4       The Board shall give not less than fourteen (14) days’ notice of a general meeting to:

(a)     those Shareholders whose names on the date the notice is given appear as Shareholders in the Register of Members and are entitled to vote at the meeting; and

(b)    the other Directors.

10.5       Subject to the Memorandum, these Articles and the Rules of the Designated Stock Exchange, the Board may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

10.6       The inadvertent failure of the Board to give notice of a meeting to a Shareholder or another Director, or the fact that a Shareholder or another Director has not received notice, does not invalidate the meeting.

10.7       A Shareholder may be represented at a general meeting by a proxy who may speak and vote on behalf of the Shareholder. For the avoidance of doubt, a Shareholder may only appoint one proxy for each meeting.

10.8       The instrument appointing a proxy shall be in substantially the following form or such other form as the Board shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

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[COMPANY NAME]

(the “Company”)

l/We, __________________ being a Shareholder of the Company HEREBY APPOINT __________________ of ______________________ or failing him _______________ of _______________ to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ________ day of ___________________, 20 _________ and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ______________ day of ______________________, 20_________

Shareholder

10.9       The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be (i) deposited at the Office or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company or, (ii) if an electronic address or electronic means of submission in accordance with the preceding Article is specified by the Company, in the notice of meeting or in the instrument of proxy issued by the Company, specifically for the purpose of receiving such instruments and the aforesaid authorities and documents for that meeting, sent or transmitted by electronic means to such electronic address or via the electronic means of submission so specified subject to any conditions or limitations imposed by the Company, in each case not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or, in the case of a poll taken more than forty-eight (48) hours after it was demanded, not less than twenty-four (24) hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid. In calculating the periods mentioned above, no account is to be taken of any part of a day that is a public holiday. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a Shareholder from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

10.10     The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a Shareholder for use by such Shareholder for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the Shareholder, according to such Shareholder’s intention, to instruct the proxy to vote in favor of or against (or, in default of instructions, to exercise the proxy’s discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

10.11     A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorized representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its Office, at least two (2) hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

10.12     The following applies where Shares are jointly owned:

(a)     if two or more persons hold Shares jointly each of them may be present in person or by proxy at a general meeting and may speak as a Shareholder; and

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(b)    if only one of the joint owners is present in person or by proxy such person may vote on behalf of all joint owners; and

(c)     if two or more of the joint owners are present in person or by proxy they must vote as one.

10.13     A Shareholder shall be deemed to be present at a general meeting if such Shareholder participates by electronic facilities and all Shareholders participating in the meeting are able to hear each other.

10.14     No business other than the appointment of a Chairperson of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. Two (2) Shareholders entitled to vote and present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy shall form a quorum for all purposes.

10.15     If within thirty (30) minutes (or such longer time not exceeding one hour as the Chairperson of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

10.16     At every general meeting, the Chairperson of the Board shall preside as Chairperson of the meeting. If there is no Chairperson of the Board, or if at any general meeting the Chairperson of the Board is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as Chairperson of the meeting, failing which the Shareholders present in person or by proxy shall by a simple majority vote choose any Person present to be chair of that meeting.

10.17     The Chairperson of the meeting may adjourn a meeting from time to time and from place to place either:

(a)     with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)    without the consent of such meeting if, in the Chairperson’s sole opinion and absolute discretion, it is necessary to do so to:

(i)     secure the orderly conduct or proceedings of the meeting;

(ii)    give all persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so; or

(iii)   to give due time to permit proper consideration of any matters raised at a meeting, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

10.18     If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the Chairperson of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

10.19     Directors may attend and speak at any general meeting and at any separate meeting of the holders of any class or series of Shares.

11          VOTING

11.1       Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Memorandum or these Articles, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a representative duly

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authorized under the Act), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one vote for every fully paid Share of which such Shareholder is the holder but so that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share.

11.2       A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)     by the Chairperson of the meeting; or

(b)    by at least two (2) Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy; or

(c)     by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than ten (10%) percent of the total votes of Shares entitled to vote at the meeting; or

(d)    by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a Shareholder.

11.3       Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairperson of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

11.4       If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the Chairperson to disclose the voting figures on a poll.

11.5       The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the Chairperson of the meeting, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

11.6       A poll demanded on the election of a Chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairperson of the meeting directs. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

11.7       Votes (whether on a show of hands or a poll) may be cast by such means, electronic or otherwise, as the Board or the Chairperson of the meeting may determine. A person entitled to more than one vote on a poll need not use all such person’s votes or cast all the votes to which such person is entitled in the same way.

11.8       In the case of an equality of votes, whether on a show of hands or on a poll, the Chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

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11.9       Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorize such individual as it thinks fit to act as its representative at any general meeting or of any class of Shareholders, and the individual so authorized shall be entitled to exercise the same rights on behalf of the Shareholder which the individual represents as that Shareholder could exercise if it were an individual.

11.10     The Chairperson of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven (7) days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

11.11     If:

(a)     any objection shall be raised to the qualification of any voter; or

(b)    any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)     any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairperson of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairperson decides that the same may have affected the decision of the meeting. The decision of the Chairperson on such matters shall be final and conclusive.

11.12     An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing by a simple majority of Shareholders, without the need for any notice. Where any resolution of Shareholders in writing is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which a simple majority of Shareholders have consented to the resolution by signed counterparts.

12          HYBRID MEETINGS AND ELECTRONIC ONLY MEETINGS

12.1       The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Shareholder or any proxy attending and participating in such way or any Shareholder or any proxy participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

12.2       All general meetings are subject to the following:

(a)     where a Shareholder is attending a Meeting Location and/or in the case of an Electronic Only Meeting or a Hybrid Meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place; and

(b)    Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy at a Meeting Location and/or Shareholders participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairperson of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations and Shareholders participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened; and

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(c)     where Shareholder attend a meeting by being present at one of the Meeting Locations and/or where Shareholders participate in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an Electronic Only Meeting or a Hybrid Meeting, the inability of one or more Shareholders (in the case of Shareholders being corporations, their duly authorized representatives) or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)    if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place, the provisions of these Articles concerning the service and giving of notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place.

12.3       The Board and, at any general meeting, the Chairperson of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place and/or any Meeting Location(s) and/or participation and/or voting in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Shareholder who, pursuant to such arrangements, is not permitted to attend, in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

12.4       If it appears to the Chairperson of the meeting of the general meeting that:

(a)     the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Regulation 12.1or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting; or

(b)    in the case of an Electronic Only Meeting or a Hybrid Meeting, electronic facilities being made available by the Company have become inadequate; or

(c)     it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)    there is violence or threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting, then, without prejudice to any other power which the Chairperson of the meeting may have under these Articles or at common law, the Chairperson of the meeting may, at the Chairperson’s absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

12.5       The Board and, at any general meeting, the Chairperson of the meeting may make any arrangement and impose any requirement or restriction the Board or the Chairperson of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into

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the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Sub-Regulation shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

12.6       If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board, in its absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the notice calling the meeting, the Board may (a) postpone the meeting to another date and/or time, and/or (b) change the place and/or electronic facilities and/or form of the meeting (including, without limitation, a physical meeting, Electronic Only Meeting or a Hybrid Meeting), without approval from the Shareholders. Without prejudice to the generality of the foregoing, the Board shall have the power to provide in every notice calling a general meeting the circumstances in which such a change or postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a gale warning or black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)     when either (1) a meeting is postponed, or (2) there is a change in the place and/or electronic facilities and/or form of the meeting, the Company shall (a) endeavour to post a notice of such change or postponement on the Company’s website as soon as reasonably practicable (provided that failure to post such a notice shall not affect the automatic change or automatic postponement of such meeting); and (b) subject to and without prejudice to Regulation 10.17, unless already specified in the original notice of the meeting or included in the notice posted on the Company’s website above, the Directors shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the changed or postponed meeting, specify the date and time by which proxies shall be submitted in order to be valid at such changed or postponed meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the changed or postponed meeting unless revoked or replaced by a new proxy), and shall give the Shareholders reasonable notice (given the circumstances) of such details in such manner as the Directors may determine; and

(b)    notice of the business to be transacted at the changed or postponed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the changed or postponed meeting is the same as that set out in the original notice of general meeting circulated to the Shareholders.

12.7       All persons seeking to attend and participate in an Electronic Only Meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Sub-Regulation 12.4, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

12.8       Without prejudice to other provisions in Sub-Regulation 12.1 to 12.7, a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

13          DEPOSITARY AND CLEARING HOUSES

13.1       If a clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders; provided, that, if more than one Person is so authorized, the authorisation shall specify the number and class of Shares in respect of which each such Person is so authorized.

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13.2       A Person so authorized pursuant to Sub-Regulation 13.1 shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which such Person represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of Shares specified in such authorisation.

13.3       Sub-Regulation 13.1 applies only if the Company is listed on a Designated Stock Exchange and the relevant clearing house or depositary is recognized by the Designated Stock Exchange.

14          DIRECTORS

14.1       The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the Directors shall be elected by Ordinary Resolution of Shareholders or by Resolution of Directors.

14.2       No person shall be appointed as a Director, alternate Director, or nominated as a reserve Director, of the Company unless such person has consented in writing to be a Director, alternate Director or to be nominated as a reserve Director respectively.

14.3       Subject to Sub-Regulation 14.1, the minimum number of Directors shall be one and there shall be no maximum number.

14.4       Each Director holds office for the term, if any, fixed by the Ordinary Resolution of Shareholders or the Resolution of Directors appointing such Director, or until such Director’s earlier death, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until such Director’s earlier death, resignation or removal.

14.5       A Director may be removed from office, with or without cause, by Ordinary Resolution of Shareholders passed at a general meeting called for the purposes of removing the Director or for purposes including the removal of the Director.

14.6       A Director may resign from office by giving written notice of such Director’s resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A Director shall resign forthwith as a director if such Director is, or becomes, disqualified from acting as a director under the Act.

14.7       The Board may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

14.8       A vacancy in relation to the Board occurs if a Director dies or otherwise ceases to hold office prior to the expiration of the Director’s term of office.

14.9       Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole Director, the sole Shareholder/Director may, by instrument in writing, nominate a person who is not disqualified from being a director as a reserve Director to act in the place of the sole Director in the event of the death of the sole Shareholder/Director.

14.10     The nomination of a person as a reserve Director ceases to have effect if:

(a)     before the death of the sole Shareholder/Director who nominated such person,

(i)     that person resigns as reserve Director; or

(ii)    the sole Shareholder/Director revokes the nomination in writing; or

(b)    the sole Shareholder/Director who nominated such person ceases to be able to be the sole Shareholder/Director for any reason other than the death of the sole Shareholder/Director.

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14.11     The Company shall keep a register of Directors (the “register of directors”) containing:

(a)     in the case of an individual Director, the particulars stated in section 118A(1)(a) of the Act; and

(b)    in the case of a corporate Director, the particulars stated in section 118A(1)(b) of the Act; and

(c)     such other information as may be prescribed by the Act.

14.12     The register of directors may be kept in any such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

14.13     The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act

14.14     The Directors may, by Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

14.15     A Director is not required to hold a Share as a qualification to office.

15          POWERS OF DIRECTORS

15.1       The business and affairs of the Company shall be managed by, or under the direction or supervision of the Board. The Board have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Board may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act, the Memorandum, these Articles or the Rules of the Designated Stock Exchange required to be exercised by the Shareholders.

15.2       No resolution passed by the Company in general meeting shall invalidate any prior act of the Board that would have been valid if that resolution had not been passed.

15.3       Each Director shall exercise that Director’s powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Act, the Memorandum, these Articles, the Rules of the Designated Stock Exchange or any other applicable laws and regulations. Each Director, in exercising the Director’s powers or performing the Director’s duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

15.4       Any Director which is a body corporate may appoint any individual as its duly authorized representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

15.5       The continuing Directors may act notwithstanding any vacancy in their body.

15.6       The Board may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

15.7       All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by the Board.

15.8       For the purposes of section 175 (Disposition of assets) of the Act, the Board may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

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16          ALTERNATE DIRECTOR

16.1       A Director, by written instrument deposited at the Office, may from time to time appoint another Director or another person who is not disqualified for appointment as a Director under section 111 of the Act to be such Director’s alternate to:

(a)     exercise the appointing Director’s powers; and

(b)    carry out the appointing Director’s responsibilities, in relation to the taking of decisions by the Directors in the absence of the appointing Director.

16.2       The appointment of an alternate Director does not take effect until written notice of the appointment has been deposited at the Office.

16.3       The appointing Director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate Director does not take effect until written notice of the termination or variation has been deposited at the Office, save that if a Director shall die or cease to hold the office of Director, the appointment of such Director’s alternate shall thereupon cease and terminate immediately without the need of notice.

16.4       An alternate Director has no power to appoint an alternate, whether of the appointing Director or of the alternate Director.

16.5       An alternate Director has the same rights as the appointing Director in relation to any Directors’ meeting and any written resolution of Directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a Director of a resolution of which such Director’s approval is sought in accordance with these Articles such Director’s alternate (if any) shall be entitled to signify approval of the same on behalf of that Director. Any exercise by the alternate Director of the appointing Director’s powers in relation to the taking of decisions by the Directors is as effective as if the powers were exercised by the appointing Director. An alternate Director does not act as an agent of or for the appointing Director and is liable for the alternate Director’s own acts and omissions as an alternate Director.

16.6       The remuneration of an alternate Director (if any) shall be payable out of the remuneration payable to the Director appointing such alternate Director (if any), as agreed between such alternate and the Director appointing such alternate.

17          DISQUALIFICATION OF DIRECTORS

17.1       The office of director shall be vacated, if the Director:

(a)     is disqualified from being appointed as a director under Section 111 of the Act; or

(b)    dies or is found to be or becomes of unsound mind; or

(c)     resigns from office by notice in writing to the Company; or

(d)    becomes bankrupt or has a receiving order made against the Director or suspends payment or compounds with the Director’s creditors; or

(e)     is prohibited by law from being a director; or

(f)     ceases to be a director by virtue of any provision of the Act or is removed from office pursuant to these Articles; or

(g)    ceases to be eligible to remain as a director of a company admitted to trading on the Designated Stock Exchange; or

(h)    fails, without reasonable excuse, to attend all board meetings properly scheduled during a six-month period.

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18          PROCEEDINGS OF DIRECTORS

18.1       Any Director may call a meeting of the Directors by sending a written notice to the other Directors or the Secretary.

18.2       The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the Board may determine to be necessary or desirable.

18.3       A Director is deemed to be present at a meeting of Directors if that Director participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

18.4       A Director shall be given not less than one (1) day’s notice of Board meetings, but a Board meeting held without one (1) day’s notice having been given to all Directors shall be valid if at least 50% of the Directors entitled to vote at the meeting waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

18.5       A Board meeting is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than two (2) Directors.

18.6       If the Company has only one (1) Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or these Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

18.7       At Board meetings at which the Chairperson of the Board is present, the Chairperson of the Board shall preside as Chairperson of the meeting. If there is no Chairperson of the Board or if the Chairperson of the Board is not present, the Directors present shall choose one of their number to be Chairperson of the meeting.

18.8       An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing or by telex, telegram, cable or other written electronic communication by all the Directors or by all the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

18.9       All acts done by any Board meeting or of a meeting of the committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

19          COMMITTEES

19.1       The Board may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

19.2       The Board has no power to delegate to a committee of Directors any of the following powers:

(a)     to amend the Memorandum or these Articles; or

(b)    to designate committees of Directors; or

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(c)     to delegate powers to a committee of Directors; or

(d)    to appoint or remove Directors; or

(e)     to appoint or remove an agent; or

(f)     to approve a plan of merger, consolidation or arrangement; or

(g)    to make a declaration of solvency or to approve a liquidation plan; or

(h)    to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

19.3       Sub-Regulation 19.2 does not prevent a committee of Directors, where authorized by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

19.4       The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of Directors so for as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

19.5       Where the Directors delegate their powers to a committee of Directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act, the Memorandum, these Articles or any Rules of the Designated Stock Exchange.

20          AUDIT COMMITTEE

Without prejudice to the freedom of the Board to establish any other committees, for so long as the Shares (or depositary receipts therefor) are admitted to trading on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the rules of the Designated Stock Exchange, the rules and regulations of the Commission and all other applicable laws and regulations.

21          OFFICERS AND AGENTS

21.1       The Board may appoint Officers of the Company at such times as may be considered necessary or expedient. Such Officers may consist of a Chairperson of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other Officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

21.2       The Officers shall perform such duties as are prescribed at the time of their appointments subject to any modification in such duties as may be prescribed thereafter by the Board. In the absence of any specific prescription of duties it shall be the responsibility of the Chairperson of the Board to preside at meetings of Directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

21.3       The emoluments of all Officers shall be fixed by the Board.

21.4       The Officers shall hold office until their successors are duly appointed, but any Officer elected or appointed by the Company may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company may be filled by the Board.

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21.5       The Board may appoint any person, including a person who is a Director, to be an agent of the Company.

21.6       An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)     to amend the Memorandum or these Articles; or

(b)    to change the registered office or agent; or

(c)     to designate committees of Directors; or

(d)    to delegate powers to a committee of Directors; or

(e)     to appoint or remove Directors; or

(f)     to appoint or remove an agent; or

(g)    to fix emoluments of Directors; or

(h)    to approve a plan of merger, consolidation or arrangement; or

(i)     to make a declaration of solvency or to approve a liquidation plan; or

(j)     to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)    to authorize the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

21.7       The Resolution of Directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

21.8       The Board may remove an agent appointed by it and may revoke or vary a power conferred on such agent.

22          CONFLICT OF INTERESTS

22.1       A Director shall, forthwith after becoming aware of the fact that such Director is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the entire Board.

22.2       For the purposes of Sub-Regulation 22.1, a disclosure to all other Directors to the effect that a Director is a shareholder, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

22.3       Subject to complying with Regulation 22.1, a Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)     vote on a matter relating to the transaction; and

(b)    attend the Board meeting at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)     sign a document on behalf of the Company, or do any other thing in that person’s capacity as a Director, that relates to the transaction, and, subject to compliance with the Act shall not, by reason of that person’s office be accountable to the Company for any benefit which such Director derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

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23          INDEMNIFICATION

23.1       Every Director (including for the purposes of this Regulation any alternate Director appointed pursuant to the provisions of these Articles), Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, including legal fees, other than by reason of such Indemnified Person’s own dishonesty or fraud, as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any proceedings concerning the Company or its affairs in any court whether in the British Virgin Islands or elsewhere.

23.2       No Indemnified Person shall be liable (and an Indemnified Person shall be indemnified by the Company as described in Sub-Regulation 23.1 if any person holds such Indemnified Person liable):

(a)     for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)    for any loss on account of defect of title to any property of the Company; or

(c)     on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)    for any loss incurred through any bank, broker or other similar Person; or

(e)     for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)     oversight on such Indemnified Person’s part; or

(g)    for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto, unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

23.3       Expenses, including legal fees, incurred by any Indemnified Person in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the Indemnified Person to repay the amount if it shall ultimately be determined that the Indemnified Person is not entitled to be indemnified by the Company in accordance with Sub-Regulation 23.1.

23.4       The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the Indemnified Person may be entitled under any agreement with the Company, Ordinary Resolution of Shareholders, resolution of disinterested Directors or otherwise.

23.5       The Company may purchase and maintain insurance in relation to any Indemnified Person, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles or the Act.

23.6       Notwithstanding Regulation 23.1 and 23.2, any Director seeking indemnification under this Regulation shall also have acted honestly and in good faith with a view to what that Director believed to be the best interests of the Company and in the case of criminal proceedings had no reasonable cause to believe that the Director’s conduct was unlawful.

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24          RECORDS AND UNDERLYING DOCUMENTATION

24.1       The Company shall keep the following documents at the office of its registered agent:

(a)     the Memorandum and these Articles;

(b)    the Register of Members, or a copy of the Register of Members;

(c)     the register of directors, or a copy of the register of directors; and

(d)    copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

24.2       Until the Board determines otherwise, the Company shall keep the original Register of Members and original register of directors at the office of its registered agent.

24.3       If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)     within fourteen (14) days of any change in either register, notify the registered agent in writing of the change; and

(b)    provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

24.4       Where any of the original Register of Members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within fourteen (14) days of the change of location.

24.5       The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)     the records and underlying documentation of the Company; and

(b)    minutes of meetings and Resolutions of Shareholders and classes of Shareholders; and

(c)     minutes of meetings and Resolutions of Directors and committees of Directors; and

(d)    an impression of the Seal.

24.6       The records and underlying documentation of the Company shall be in such form as:

(a)     are sufficient to show and explain the Company’s transactions; and

(b)    will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

24.7       The Company shall retain the records and underlying documentation for a period of at least five (5) years from the date:

(a)     of completion of the transaction to which the records and underlying documentation relate; or

(b)    the Company terminates the business relationship to which the records and underlying documentation relate.

24.8       Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)     record of the physical address of the place at which the records and underlying documentation are kept; and

(b)    record of the name of the person who maintains and controls the Company’s records and underlying documentation.

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24.9       Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within fourteen (14) days of the change, provide its registered agent with:

(a)     the physical address of the new location of the records and underlying documentation; or

(b)    the name of the new person who maintains and controls the Company’s records and underlying documentation.

24.10     The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

24.11     The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

25          SEAL

25.1       The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by the Board.

25.2       The Board shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Office.

25.3       Except as otherwise expressly provided herein, the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other Person so authorized from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings.

25.4       The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

26          ACCOUNTS AND AUDIT

26.1       The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

26.2       No Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law, regulation, or listing rule or as authorized by the Board.

26.3       For as long as the Company is admitted to trading on a Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited subject to the requirements of applicable law and the Rules of the Designated Stock Exchange. The accounting principles shall be determined by the Directors by reference to the requirements (if any) of the Designated Stock Exchange, applicable law, regulation or the requirements of any regulatory authority of competent jurisdiction

26.4       Regulation 26.3 shall not apply if the Company is no longer admitted to trading on a Designated Stock Exchange. The Company may by both Ordinary Resolution of Shareholders and Resolution of Directors call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

26.5       The first auditors shall be appointed by Resolution of Directors and the subsequent auditors shall be appointed by Resolution of Directors.

Annex B-27

26.6       Subject to Regulation 26.3, the auditors may be Shareholders, but no Director or other Officer shall be eligible to be an auditor of the Company during their continuance in office.

26.7       The remuneration of the auditors of the Company may be fixed by a Resolution of Directors.

26.8       The auditors shall examine each profit and loss account and balance sheet required to be laid before a general meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)     in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)    all the information and explanations required by the auditors have been obtained.

26.9       The report of the auditors shall be annexed to the accounts and shall be read at the general meeting at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

26.10     All auditors of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and Officers such information and explanations as such auditors think necessary for the performance of the duties of the auditors.

26.11     The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

27          DIVIDENDS AND OTHER DISTRIBUTIONS

27.1       Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Act, these Articles and the Rules of the Designated Stock Exchange, the Directors may from time to time declare dividends (including interim dividends) and other Distributions and authorize payment of the same out of the funds of the Company lawfully available therefor, if they are satisfied, on reasonable grounds, that, immediately after the dividend or other Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

27.2       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

27.3       The Board may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as the Board thinks proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Board, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit.

27.4       Any dividend may be paid in any manner as the Board may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

27.5       The Board when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

Annex B-28

27.6       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

27.7       If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

27.8       No dividend or other Distributions shall bear interest as against the Company and no dividend or other Distributions shall be paid on Treasury Shares.

28          CLOSING OF REGISTER OR FIXING RECORD DATE

28.1       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend or other Distributions, or in order to make a determination as to who is a Shareholder for any other purpose, the Board may (subject to Sub-Regulation 28.2) provide that the Register of Members shall be closed for transfers for a stated period. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the register of members shall, subject to the Rules of the Designated Stock Exchange or any relevant securities laws, be so closed for such period as the Board shall determine.

28.2       In lieu of or apart from closing the Register of Members, the Board may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend or other Distributions, the Directors may, subject to the Rules of the Designated Stock Exchange or any relevant securities laws, at or within 90 days prior to the date of declaration of such dividend or other Distributions, fix a subsequent date as the record date for such determination.

28.3       If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend or other Distributions, the date on which notice of the meeting is posted or the date on which the Resolution of the Directors declaring such dividend or other Distributions is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in these Articles, such determination shall apply to any adjournment thereof.

29          NOTICES

29.1       Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Board deems it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

29.2       If permitted by the Rules of the Designated Stock Exchange, and other applicable laws, rules and regulations, any notice or document may also be served by the Company or by the Person entitled to give notice to any Shareholder by way of:

(a)     advertisement in newspapers for such period as the Board shall think fit; or

(b)    publishing it on the Company’s website.

Annex B-29

29.3       Any notice or other document, if served by:

(a)     post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted; or

(b)    facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient; or

(c)     recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)    advertising on newspapers, shall be deemed to have been served immediately upon the advertisement appears on the designated newspapers; or

(e)     publication on the Company’s website, shall be deemed to have been served immediately upon the time of the publication of the notice on the Company’s website; or

(f)     electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

29.4       Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

29.5       Notice of every general meeting of the Company shall be given to:

(a)     all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)    every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

30          VOLUNTARY LIQUIDATION

The Company may by Ordinary Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

31          NON-RECOGNITION OF TRUSTS

Subject to the proviso hereto, no Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members, provided that, notwithstanding the foregoing, the Company shall be entitled to recognize any such interests as shall be determined by the Directors.

Annex B-30

32          CONTINUATION

The Company may by Ordinary Resolution of Shareholders and Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

33          DISCLOSURE

The Board, or any authorized service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register of Members and books of the Company.

34          FORUM FOR DISPUTES

34.1       Any dispute or difference between the Company and any of the Shareholders, or between the Shareholders inter se, which cannot be resolved amicably shall be referred to a sole arbitrator (the “Arbitrator”) and finally resolved by arbitration.

34.2       This Regulation shall apply to any dispute or difference arising out of, under or in connection with the Memorandum or these Articles or in relation to the rights or obligations of any Shareholder in his capacity as a member of the Company (whether arising by contract, under statute, at common law or in equity) (a “Dispute”).

34.3       Any party to the Dispute may serve a written notice on the other party(ies) to the Dispute that the Dispute must be resolved by arbitration. The parties to the Dispute shall then seek to agree the identity of and jointly appoint the Arbitrator. If the parties are unable to agree upon the identity of an arbitrator within 21 days of service of the written notice, the Arbitrator shall be appointed by the BVI International Arbitration Centre upon the request of either party. No person may act as Arbitrator (including as a replacement for an Arbitrator who ceases to act) where they have a conflict of interest or conflict of duty in relation to the Dispute.

34.4       The following provisions shall apply to the conduct of the arbitration:

(a)     the arbitration shall be held in Road Town, Tortola, British Virgin Islands and shall be conducted in English;

(b)    the arbitration shall be conducted in accordance with the BVI IAC Arbitration Rules 2016, the provisions of which shall be deemed to be incorporated into this Regulation, save that where those rules conflict with the express provisions of this Regulation, the express provisions of this Regulation shall prevail;

(c)     if any party fails to comply with any procedural order made by the Arbitrator, the Arbitrator shall have power to proceed in the absence of that party and deliver the award;

(d)    all of the provisions of Schedule 2 to the Arbitration Act 2013 shall apply; and

(e)     the seat of the arbitration shall be the British Virgin Islands irrespective of where the Arbitrator signs the award, and the proper law of the arbitration shall be British Virgin Islands law.

34.5       Regulations 34.1 to 34.4 will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

- END -

Annex B-31

ANNEX C

TRILLER GROUP INC.

2024 EQUITY INCENTIVE PLAN

1.           PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Triller Group Inc. 2024 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the Employees, Non-Employee Directors and Consultants of Triller Group Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below unless the context otherwise requires:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which, if necessary to comply with Rule 16b-3 or relevant securities exchange or inter-dealer quotation service, is comprised solely of two or more Non-Employee Directors who are “independent” for purposes of any applicable listing requirements.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” means, individually or collectively (except where referring to a particular category of grant under the Plan), any Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Unrestricted Stock Award, or Dividend Equivalent Right.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan, which may, in the discretion of the Company, be transmitted electronically to any Grantee under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cause” means, unless the applicable Award Agreement provides otherwise:

(a)  With respect to any Employee or Consultant, (i) if the Grantee is a party to an employment or service agreement with the Company or an Affiliate that provides a definition of Cause (or a similar term), the definition contained therein, or (ii) for a Grantee who is not a party to such an agreement, “Cause” means the Grantee’s (1) intentional failure to perform reasonably assigned duties, (2) dishonesty or willful misconduct in the performance of the Grantee’s duties, (3) involvement in a transaction that is materially adverse to the Company or an Affiliate, (4) breach of fiduciary duty involving personal profit, (5) willful violation of any law, rule, regulation or court order (other than misdemeanor traffic violations and misdemeanors not involving misuse or misappropriation of money or property), (6) commission of an act of fraud or intentional misappropriation or conversion of any asset or opportunity of the Company or an Affiliate, or (7) material breach of any provision of the Plan or the Grantee’s Award Agreement or any other written agreement between the Grantee and the Company or an Affiliate, in each case as determined in good faith by the Board, the determination of which shall be final, conclusive and binding on all parties.

(b)  With respect to any Non-Employee Director, a determination by a majority of the disinterested Board members that the Grantee has engaged in (i) malfeasance in office, (ii) gross misconduct or neglect, (iii) false or fraudulent misrepresentation inducing the Non-Employee Director’s appointment, (iv) willful conversion of corporate funds, or (v) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of meetings in advance.

Annex C-1

The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Grantee’s Service Relationship has been terminated for Cause.

“Change in Control” means, except as otherwise provided in an Award Agreement or in an employment or consulting agreement with the Company or an Affiliate that has been approved by the Administrator, the occurrence of any one or more of the following events or conditions:

(a)  Any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an Employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities;

(b)  The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Stock immediately prior to the Business Combination have substantially the same proportionate ownership of the common stock or ordinary shares, as applicable, of the surviving corporation immediately after the Business Combination as immediately before;

(c)  The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any Person that is not an Affiliate;

(d)  The approval by the Company’s stockholders of a plan of complete liquidation of the Company, other than a merger of the Company into any Subsidiary or a liquidation as a result of which Persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock or ordinary shares, as applicable, of the surviving corporation immediately after such liquidation as immediately before; or

(e)  Within any 24-month period, the Incumbent Directors cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph 1(e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from any other paragraph of this definition).

Notwithstanding the foregoing, solely for the purpose of determining the timing of any payments pursuant to any Award constituting “deferred compensation” that is subject to Code Section 409A, a Change in Control shall be limited to a “change in the ownership of the Company,” a “change in the effective control of the Company,” or a “change in the ownership of a substantial portion of the assets of the Company” as such terms are defined in Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference to the any section of the Code is deemed to include any regulations or other interpretive guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

“Consultant” means an individual who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the Grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the Grantee.

“Effective Date” means [•], 2024.

“Employee” means any individual, including an officer or director, employed by the Company or an Affiliate; provided that for purposes of determining eligibility to receive Incentive Stock Options, an Employee means an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a director or payment of a director’s fee by the Company or an Affiliate is not sufficient to constitute “employment” by the Company or an Affiliate.

Annex C-2

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” means, as of any given date, the fair market value of a share of Stock as determined as follows: if the Stock is listed on the Nasdaq Stock Market, The New York Stock Exchange or any other established stock exchange or a national market system, the Fair Market Value shall be the closing price of a share of Stock (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal or other reliable source. In the absence of an established market for the Stock, the Fair Market Value shall be determined in good faith by the Administrator and such determination shall be conclusive and binding on all persons.

“Grantee” means an Employee, Non-Employee Director or Consultant who has been granted an Award, or any such individual’s beneficiary, estate or representative who has acquired such Award in accordance with the terms of the Plan.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Incumbent Director” means, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change in Control has occurred, the individuals who were members of the Board at the beginning of such period.

“Non-Employee Director” means a member of the Board who is a “non-employee director” as defined in Rule 16b-3.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Change in Control.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an Employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time Employee to part-time Employee or Consultant). If a Grantee’s Service Relationship is with an Affiliate that ceases to be an Affiliate, the Grantee’s Service Relationship shall be deemed terminated for purposes of the Plan. For purposes of the Plan, a Service Relationship shall not be deemed terminated merely as a result of (i) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

“Stock” means the common stock of the Company, par value $0.0001 per share, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50% interest, either directly or indirectly.
Annex C-3

“Ten Percent Owner” means an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation (as both terms are defined in Code Section 424).

“Total and Permanent Disability” means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, within the meaning of Section 22(e)(3) of the Code.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

2.           ADMINISTRATION

(a)  Administration of Plan. The Plan shall be administered by the Administrator.

(b)  Authority of Administrator. Subject to the other provisions of the Plan, the Administrator’s charter and applicable laws, and in addition to other express powers and authorization conferred by the Plan, the Administrator shall have the sole power and authority, in its discretion, to make all determinations under the Plan, including the power and authority:

(i)        from time to time to select, subject to the limitations in the Plan, the eligible individuals to whom Awards may be granted;

(ii)       to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(iii)      to determine the number of shares of Stock to be subject to any Award;

(iv)      to determine whether each Option is to be an Incentive Stock Option or a Non-Qualified Stock Option;

(v)       to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(vi)      to construe and interpret the Plan and apply its provisions;

(vii)     to amend any outstanding Award, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Grantee’s rights or increases a Grantee’s obligations under his or her Award or creates or increases a Grantee’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Grantee’s consent;

(viii)    to determine the duration and purpose of leaves of absences that may be granted to a Grantee without constituting termination of their Service Relationship for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(ix)      to adopt, amend and rescind rules, regulations and guidelines relating to the administration of the Plan;

(x)       to make decisions with respect to outstanding Awards that may become necessary upon a Change in Control or an event that triggers anti-dilution adjustments;

(xi)      to interpret, administer, reconcile any inconsistency in, correct any defect in or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan;

(xii)     to decide all disputes arising in connection with the Plan; and

(xiii)    to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

Annex C-4

(c)  Administrator Decisions Final. All decisions made by the Administrator pursuant to the Plan shall be final and binding on the Company and the Grantees, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

(d)  Administrator Action. Subject to compliance with all applicable laws, action by the Administrator shall require the consent of a majority of the members of the Administrator, expressed either orally at a meeting of the Administrator or in writing in the absence of a meeting. No member of the Administrator shall have any liability for any good faith action, inaction or determination in connection with the Plan.

(e)  Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company (such committee, the “Officer Committee”), all or part of the Administrator’s authority and duties with respect to the granting of Awards (the “Delegated Awards”) to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the Officer Committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan. Additionally, in order to evidence the Officer Committee’s approval of Delegated Award grants pursuant to any delegation of authority, the Company shall compile a record documenting the Officer Committee’s approval of Delegated Award grants. Such record will list the name of each Grantee, the type and amount of Delegated Awards approved for grant, the grant date, the vesting schedule for the Delegated Awards and any other non-standard material terms.

(f)   Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(g)  Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(h)  Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such sub-plans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

3.           STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)  Authorized Shares. Subject to any adjustments as necessary pursuant to Section 3(b), the aggregate number of shares of Stock reserved and available for grant and issuance under the Plan is [•]. If (i) any Option or other Award granted hereunder is exercised through the tendering of Stock (either actually or

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by attestation) or by the withholding of Stock by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Stock (either actually or by attestation) or by the withholding of Stock by the Company, then in each such case the shares of Stock so tendered or withheld shall not be added back to the shares of Stock available for grant under the Plan. Only shares of Stock underlying Awards under this Plan that are forfeited, canceled, or expire unexercised, shall be available again for issuance under the Plan. The shares of Stock to be issued pursuant to the grant or exercise of an Award may consist of authorized but unissued shares, shares purchased on the open market or shares previously issued and outstanding and reacquired by the Company. Subject to Section 3(b), the aggregate maximum number of shares of Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.

(b)  Changes in Stock. Subject to Section 3(c), if, as a result of any reorganization, recapitalization, reclassification, stock dividend, cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. Unless the Administrator specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Administrator shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 3(b) will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options and Stock Appreciation Rights, ensure that any adjustments under this Section 3(b) will not constitute a modification of such Awards within the meaning of Section 409A of the Code. Any adjustments made under this Section 3(b) shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c)  Change in Control. In the case of and subject to the consummation of a Change in Control, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Change in Control do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Change in Control, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, the Administrator may, in its sole discretion, at the time an Award is granted or at any time before, coincident with or following the effective time of the Change in Control, cause any Award with time-based vesting, conditions or restrictions to become partially or fully vested and exercisable or non-forfeitable as of the effective time of the Change in Control or any other time or date fixed by the Administrator; and/or cause any Award with conditions and restrictions relating to the attainment of performance goals to become vested and exercisable or non-forfeitable in connection with the Change in Control in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have

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the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to any Grantee holding an Option or Stock Appreciation Right, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to the Option or Stock Appreciation Right (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the exercise price of the Option or Stock Appreciation Right; provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration; or (ii) each Grantee shall be permitted, within a specified period of time prior to the consummation of the Change in Control as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such Grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the Grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d)  No Adjustment for Certain Awards. Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(e)  Powers not Affected. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

4.           ELIGIBILITY

Awards may be granted under the Plan to such Employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Non-Qualified Stock Options may be granted only to Employees, Non-Employee Directors or Consultants who are providing services to the Company or a Subsidiary, and Incentive Stock Options may be granted only to Employees of the Company or of a parent corporation or subsidiary corporation within the meaning of Section 424(f) of the Code.

5.           STOCK OPTIONS

(a)  Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve. A Stock Option may be either an Incentive Stock Option or a Non-Qualified Stock Option. Incentive Stock Options may be granted only to Employees of the Company or any Affiliate that is a “parent corporation” or “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option. Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the Plan, as the Administrator deems desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)  Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110% of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100% of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

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(c)  Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)  Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)  Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i)   In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)  Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)   Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

6.           STOCK APPRECIATION RIGHTS

(a)  Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal

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to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)  Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Stock on the date of grant.

(c)  Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)  Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and Grantees.

7.           RESTRICTED STOCK AWARDS

(a)  Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)  Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, if any, a Grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the Grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the Grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)  Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 15, in writing after the Award is issued, if a Grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such Grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such Grantee or such Grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the Grantee or rights of the Grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a Grantee shall surrender such certificates to the Company upon request without consideration.

(d)  Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

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8.           RESTRICTED STOCK UNITS

(a)  Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and Grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)  Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a Grantee to elect to receive a portion of future cash compensation otherwise due to such Grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the Grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the Grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c)  Rights as a Stockholder. A Grantee shall have the rights as a stockholder only as to shares of Stock acquired by the Grantee upon settlement of Restricted Stock Units; provided, however, that the Grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 10 and such terms and conditions as the Administrator may determine.

9.           UNRESTRICTED STOCK AWARDS

The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the Grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such Grantee.

10.         DIVIDEND EQUIVALENT RIGHTS

(a)  Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the Grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the Grantee. A Dividend Equivalent Right may be granted hereunder to any Grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

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11.         TRANSFERABILITY OF AWARDS

(a)  Transferability. Except as provided in Section 11(b) below, during a Grantee’s lifetime, his or her Awards shall be exercisable only by the Grantee, or by the Grantee’s legal representative or guardian in the event of the Grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a Grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)  Administrator Action. Notwithstanding Section 11(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the Grantee (who is an Employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners; provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a Grantee for value.

(c)  Family Member. For purposes of Section 11(b), “family member” means a Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee’s household (other than a tenant of the Grantee), a trust in which these persons (or the Grantee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than 50% of the voting interests.

(d)  Designation of Beneficiary. To the extent permitted by the Company, each Grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the Grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased Grantee, or if the designated beneficiaries have predeceased the Grantee, the beneficiary shall be the Grantee’s estate.

12.         TAX WITHHOLDING

(a)  Payment by Grantee. Each Grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the Grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any Grantee is subject to and conditioned on tax withholding obligations being satisfied by the Grantee.

(b)  Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the Grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

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13.         SECTION 409A

Awards granted under the Plan are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, (a) a termination of the Service Relationship shall be deemed to occur with respect to a 409 Award only if it is a “separation from service” within the meaning of Section 409A, and references in the Plan and the applicable Award Agreement to “termination of the Service Relationship” or similar terms means a “separation from service”; and (b) if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a Grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Grantee’s separation from service, or (ii) the Grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

14.         TERMINATION OF SERVICE RELATIONSHIP

(a)  Termination other than for Cause. Except to the extent inconsistent with the terms of an applicable Award Agreement or the provisions of Section 14(b), the following terms and conditions shall apply with respect to a termination of a Grantee’s Service Relationship with the Company or an Affiliate, as applicable:

(i)   The Grantee’s rights, if any, to exercise any then exercisable Options or Stock Appreciation Rights shall terminate:

(1)  If such termination is for a reason other than the Grantee’s Total and Permanent Disability or death, 90 days after the date of such termination of the Service Relationship;

(2)  If such termination is on account of the Grantee’s Total and Permanent Disability, one year after the date of such termination of the Service Relationship; or

(3)  If such termination is on account of the Grantee’s death, one year after the date of the Grantee’s death.

Upon such applicable date the Grantee (and such Grantee’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Options and Stock Appreciation Rights. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide for a different time period in the Award Agreement, or may extend the period, following a termination of the Service Relationship, during which the Grantee has the right to exercise any vested Non-qualified Stock Option or Stock Appreciation Right, which period may not extend beyond the expiration date of the Award term.

(ii)  In the event of a termination of a Grantee’s Service Relationship for any reason prior to the actual or deemed satisfaction and/or lapse of the vesting requirements, restrictions, terms and conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or Dividend Equivalent Right, such Award shall immediately be canceled, and the Grantee (and such Grantee’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Award.

(b)  Termination for Cause. Notwithstanding anything in this Section 14 or elsewhere in the Plan to the contrary, and unless a Grantee’s Award Agreement specifically provides otherwise, in the event of a termination of a Grantee’s Service Relationship for Cause, all of such Grantee’s then-outstanding Awards shall expire immediately and be forfeited in their entirety upon such termination of the Service Relationship.

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15.         AMENDMENTS AND TERMINATION

The Board may, at any time, amend, suspend, discontinue or terminate the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose; provided that no such action shall materially and adversely affect rights under any outstanding Award without the affected Grantee’s consent. Except as provided in Section 3(b) or 3(c), without prior approval by the holders of a majority of the shares of the Company’s securities entitled to vote generally in the election of directors, in no event may the Administrator or the Board reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, whether by amendment or otherwise, or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 15 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

16.         STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a Grantee, a Grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder; provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

17.         GENERAL PROVISIONS

(a)  No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)  Issuance of Stock. To the extent certificated, stock certificates to Grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the Grantee, at the Grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the Grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the Grantee, at the Grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)  No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

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(d)  Stockholder Rights. Until Stock is deemed delivered in accordance with Section 17(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the Grantee with respect to an Award.

(e)  Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any Employee any right to continued employment with the Company or any Subsidiary.

(f)   Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g)  Rule 16b-3. The Company intends that the Plan and any Award made to a person subject to Section 16 of the Exchange Act satisfy, and ben interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3. If the operation of any provision of the Plan or of any such Award would conflict with this intent or otherwise not comply with the requirements of Rule 16b-3, such provision or Award shall, to the extent possible, be interpreted and/or deemed to have been amended so as to avoid such conflict and/or noncompliance.

(h)  Clawback Policy. A participant’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a Grantee, or (ii) applicable law.

(i)   No Obligation to Notify or Minimize Taxes. The Company shall have no duty or obligation to any Grantee to advise such Grantee as to the time or manner of exercising any Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such Grantee of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to any person.

(j)   Notification of Election Under Section 83(b) of the Code. If any Grantee, in connection with the acquisition of Stock under an Award, makes the election permitted under Section 83(b) of the Code, if applicable, the Grantee shall notify the Company of the election within 10 days of filing notice of the election with the Internal Revenue Service.

(k)  Paperless Administration. If the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Grantee may be permitted through the use of such an automated system.

(l)   Broker-Assisted Sales. In the event of a broker-assisted sale of Stock in connection with the payment of amounts owed by a Grantee under or with respect to the Plan or Awards: (i) any Stock to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) the Stock may be sold as part of a block trade with other Grantees in the Plan in which all participants receive an average price; (iii) the applicable Grantee will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Grantee agrees to indemnify and hold the Company harmless from any losses, costs, damages or expenses relating to any such sale; (iv) to the extent the Company or its designee receives proceeds of the sale that exceed the amount owed, the Company will pay the excess in cash to the applicable Grantee as soon as reasonably practicable; (v) the Company and its designees are under no obligation to arrange for the sale at any particular price; and (vi) if the proceeds of the sale are insufficient to satisfy the Grantee’s applicable obligation, the Grantee may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Grantee’s obligation.

(m) Data Privacy. As a condition for receiving any Award, each Grantee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 17(h) by and among the Company and its Subsidiaries and Affiliates exclusively for

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implementing, administering and managing the Grantee’s participation in the Plan. The Company and its Subsidiaries and Affiliates may hold certain personal information about a Grantee, including the Grantee’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Stock held in the Company or its Subsidiaries and Affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and Affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Grantee’s participation in the Plan, and the Company and its Subsidiaries and Affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Grantee’s country, or elsewhere, and the Grantee’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Grantee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Grantee’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Grantee may elect to deposit any Stock. The Data related to a Grantee will be held only as long as necessary to implement, administer, and manage the Grantee’s participation in the Plan. A Grantee may, at any time, view the Data that the Company holds regarding the Grantee, request additional information about the storage and processing of the Data regarding the Grantee, recommend any necessary corrections to the Data regarding the Grantee or refuse or withdraw the consents in this Section 17(h) in writing, without cost, by contacting the local human resources representative. The Company may cancel Grantee’s ability to participate in the Plan and, in the Administrator’s discretion, the Grantee may forfeit any outstanding Awards if the Grantee refuses or withdraws the consents in this Section 17(h).

(n)  Severability of Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

(o)  No Funding. The Plan shall be unfunded, and the Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award. Prior to receipt of shares of Stock or a cash distribution under the terms of an Award, such Award shall represent an unfunded unsecured contractual obligation of the Company and the Grantee shall have no greater claim to the shares of Stock underlying such Award or any other assets of the Company or Affiliate than any other unsecured general creditor.

(p)  Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

18.         EFFECTIVE DATE AND TERM OF PLAN

This Plan shall be effective upon the Effective Date, subject to the Plan being approved by the Company’s stockholders within 12 months of the date of the Plan’s adoption in accordance with applicable state law and applicable stock exchange rules. No Award may be granted after the 10th anniversary of the Effective Date and no Incentive Stock Option may be granted after the 10th anniversary of the earlier of the date of the Board’s adoption of the Plan and the date of stockholder approval.

19.         GOVERNING LAW

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of law rules.

*          *          *          *          *

As adopted by the Board of Directors of Triller Group Inc. on [DATE].

As approved by the stockholders of Triller Group Inc. on [DATE].

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ANNEX D-1

DELAWARE PARENT CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION
OF
TRILLER GROUP INC.

ARTICLE I
NAME OF THE CORPORATION

The name of the corporation is Triller Group Inc. (the “Corporation”).

ARTICLE II
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, DE 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III
BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV
CAPITAL STOCK

Section 4.01 Authorized Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is 3,191,094,970, of which 3,091,049,970 shares shall be shares of common stock having a par value of $0.0.001 per share (“Common Stock”) and 100,045,000 shares shall be shares of preferred stock having a par value of $0.001 per share (“Preferred Stock”). Of the Preferred Stock, 100,000,000 shares shall be preferred class A stock having a par value of $0.001 per share (the “Series A Preferred Stock”) and 45,000 shares shall be preferred class B stock having a par value of $0.001 per share (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”).

Section 4.02 Common Stock. Except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Corporation (the “Board of Directors”) with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. Each holder of shares of Common Stock shall be entitled to one vote for each share it holds. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

Section 4.03 Preferred Stock.

(1) The Board of Directors is hereby authorized to provide, by filing a certificate of designations pursuant to applicable law of the State of Delaware, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a)    the designation of the series;

(b)    the number of shares of the series;

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(c)    the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(d)    whether the series will have voting rights, generally or upon specified events, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(e)    whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(f)    whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(g)    the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(h)    the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(i)    the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(j)    any other relative rights, preferences, and limitations of that series.

(2) Series A Preferred Stock. The Series A-l Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “paragraphs” in this Section 4.03(2) of this Article IV refer to paragraphs in this Section 4.03(2) of this Article IV. References to “Preferred Stock” in this Section 4.03(2) of this Article IV mean the Series A-1 Preferred Stock.

(a) Dividends.

(i) Dividends on Shares of Common Stock. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined in paragraph (b)(i)); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this paragraph (a) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The holders of then outstanding shares of Preferred Stock shall be entitled to receive dividends, only when, as and if declared by the Board of Directors, out of any funds and assets of the Corporation legally available therefor. The right to receive dividends shall not be cumulative.

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(b) Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(i) Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the event of a Deemed Liquidation Event (as defined in paragraph (b)(iii)(A)), the holders of shares of Preferred Stock shall be entitled to be paid out of (x) the consideration payable to stockholders in such Deemed Liquidation Event (“Stockholder Consideration”) or (y) the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (“Available Proceeds” and, together with the Stockholder Consideration, “Acquisition Consideration”), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, ratably to the holders of Series A-l Preferred Stock, an amount per share equal to (i) the Original Issue Price, plus (ii) any dividends declared but unpaid thereon (such amount, the “Series A-l Liquidation Amount”). The “Original Issue Price” shall mean, as to the Series A-l Preferred Stock, $2.4473 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock.

(ii) Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the remaining Acquisition Consideration not payable to the holders of shares of Preferred Stock pursuant to paragraph (b)(i), as the case may be, shall be distributed among the holders of the shares of Series A-l Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all shares of Series A-l Preferred Stock as if they had been converted to Common Stock pursuant to the terms of this Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation.

(iii) Deemed Liquidation Events.

(A) Definition. Each of the following events shall be considered a “Deemed Liquidation Event”: (i) a merger or consolidation in which (A) the Corporation is a constituent party or (B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (A) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(B) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in clause (A)(i)(A) of paragraph (b)(iii) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with paragraph (b)(i) and paragraph (b)(ii).

(C) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

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(D) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to clause (A)(i)(A) of paragraph (b)(iii), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with paragraph (b)(i) and paragraph (b)(ii) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with paragraph (b)(i) and paragraph (b)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this paragraph (b)(iii)(D), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

(c) Voting.

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Series A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

(d) Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(i) Right to Convert.

(A) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Series A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion, provided, that a holder of the Preferred Stock shall not, within any thirty (30) day period, convert more than two percent (2%) of the number of shares of Preferred Stock originally issued to such holder. For clarity, a holder of Preferred Stock who desires to convert the maximum number of shares of Preferred Stock permissible pursuant to the preceding sentence will have converted all of such holder’s shares of Preferred Stock in approximately fifty (50) months. The “Conversion Price” applicable to the Series A-l Preferred Stock shall initially be equal to $2.4473. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Series A Common Stock, shall be subject to adjustment as provided below.

(B) Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with paragraph (b)(i) to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

(ii) Fractional Shares. No fractional shares of Series A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Series A Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

(iii) Mechanics of Conversion.

(A) Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Series A Common Stock, such holder shall (a) provide written notice to the Corporation’s transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the

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Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder’s shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder’s shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Series A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Series A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Series A Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Series A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

(B) Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Series A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Series A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Series A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Series A Common Stock at such adjusted Conversion Price.

(C) Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Series A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(D) No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Series A Common Stock delivered upon conversion.

(E) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Series A Common Stock upon conversion of shares of Preferred Stock pursuant to this paragraph (d). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Series A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

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(iv) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Series A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Series A Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Series A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Series A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Series A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Series A Common Stock outstanding. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(v) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction, (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Series A Common Stock on the date of such event.

(vi) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of paragraph (a) do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Series A Common Stock on the date of such event.

(vii) Adjustment for Merger or Reorganization, etc. Subject to the provisions of paragraph (b)(iii), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Series A Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (d)(v) or (d)(vi), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Series A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Series A Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this paragraph (d) with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this paragraph (d) (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

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(viii) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this paragraph (d), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Series A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

(ix) Notice of Record Date. In the event that (a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or (b) of any capital reorganization of the Corporation, any reclassification of the Series A Common Stock of the Corporation, or any Deemed Liquidation Event; or (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Series A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Series A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Series A Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(e) Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and promptly cancelled and retired. All such shares shall upon their cancellation become authorized but unissued undesignated shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or any Certificate of Designations creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

(f) Waiver. Except as otherwise set forth herein (including, without limitation, as set forth in paragraph (c)), (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

(g) Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

(3) Series B Preferred Stock. The Series B Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “paragraphs” in this Section 4.03(3) of this Article IV refer to paragraphs in this Section 4.03(3) of this Article IV. References to “Preferred Stock” in this Section 4.03(3) of this Article IV mean the Series B Preferred Stock.

(a) There shall be created from the 100,045,000 shares of preferred stock, par value $0.0001 per share, of the Corporation authorized to be issued pursuant to this Certificate of Incorporation, a series of preferred stock, designated as “Series B Preferred Stock”, par value $0.0001 per share. The authorized number of Series B Preferred Stock shall initially be 45,000, which number the Board may from time to time increase (but not above the

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total number of authorized shares of preferred stock) or decrease (but not below the number of shares of Series B Preferred Stock then-outstanding). Shares of Series B Preferred Stock that are repurchased, redeemed or otherwise acquired by the Company shall be cancelled and shall revert to the status of authorized but unissued shares of preferred stock of the Company, undesignated as to series.

(b) Each holder of Series B Preferred Stock shall be entitled to ten thousand (10,000) votes for each share of Series B Preferred Stock held by such holder as of the applicable record date. Each holder of Common Stock and Series A Preferred Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder as of the applicable record date. Except as otherwise expressly provided herein or by applicable law, the holders of Common Stock and the holders of Preferred Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the written consent of the stockholders of the Corporation.

(c) The Series B Preferred Stock shall be redeemed by the Corporation, in whole but not in part, automatically without any action by any Person on the first (1st) Business Day of 2026 (the “Redemption Date”). In the event on the Redemption Date, the Corporation does not have funds legally available for such redemption, the Redemption Date shall be the first date on which such funds are legally available. Each outstanding share of Series B Preferred Stock will be so redeemed for a cash payment in an amount equal to the Par Value and shall be effected on the books of the Corporation. Following the redemption by the Corporation of the Series B Preferred Stock on the Redemption Date, no holder shall have further right, title or interest in or to the Series B Preferred Stock. In connection with the filing of this Certificate of Incorporation, the Corporation has set apart funds for payment for the redemption of all shares of Series B Voting Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the stated value for the redemption of all such shares.

(d)(1) In the event of any liquidation, winding-up or dissolution of the Corporation, whether voluntary or involuntary, each holder of the Series B Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to the par value with respect to each share of Series B Preferred Stock held by such holder, in preference to the holders of, and before any payment or distribution is made on, any other class of stock.

(2) After the payment in full of the preferential amounts provided for in this clause (d), no holder of Series B Preferred Stock shall have any right or claim to any of the remaining assets of the Corporation.

(d) Holders of Series B Preferred Stock shall not be entitled to any preemptive rights to acquire additional capital stock of the Corporation.

ARTICLE V
BOARD OF DIRECTORS

Section 5.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02 Number. Subject to the rights, if any, of the holders of one or more series of Preferred Stock then outstanding as provided for or fixed pursuant to the provisions of Article IV, the total number of directors constituting the entire Board of Directors of the Corporation shall not be less than five nor more than nine, with the then-authorized number of directors fixed from time to time by the Board of Directors.

Section 5.03 Terms of Office. Except for the terms of such additional directors, if any, as elected by the holders of any series of Preferred Stock and as provided for or fixed pursuant to the provisions of Article IV hereof, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, that the term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.

Section 5.04 Removal. Except for such additional directors, if any, as elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article IV hereof, any director or the entire Board of Directors may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote in any annual election of directors, voting together as a single class.

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Section 5.05 Vacancies. Subject to the rights of the holders of one or more series of Preferred Stock then outstanding as provided for or fixed pursuant to the provisions of Article IV, vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors shall be solely filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of directors, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Section 5.06 Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom they have replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

Section 5.07 Written Ballot. Unless and except to the extent that the Bylaws of the Corporation (the “Bylaws”) shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.01 Limitation of Liability. To the fullest extent permitted by the DGCL as it currently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

Section 6.02 Indemnification. The corporation shall indemnify to the fullest extent permitted by law as it now exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that the person is or was a director, or officer, or employee, or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, or officer, or employee, or agent at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Section 6.02 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
STOCKHOLDER ACTION

Section 7.01 Special Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation shall be called only by: (i) the Board of Directors or the Chair of the Board of Directors; or (ii) the Secretary of the Corporation, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws.

Section 7.02 Written Consent Prohibition. No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by consent of stockholders in lieu of a meeting. Notwithstanding anything contained in this certificate of incorporation to the contrary, the affirmative vote of at least 75% in voting power of the then outstanding voting stock of the corporation, voting together as a single class, shall be required to amend, repeal, or adopt any provision inconsistent with this Article VII.

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ARTICLE VIII
BYLAWS

Section 8.01 Board of Directors. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the Bylaws without any action on the part of the stockholders.

Section 8.02 Stockholders. The stockholders shall also have the power to adopt, amend, alter, or repeal the Bylaws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal shall be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX
HIGHER VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS

“Affiliate or Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on [CERTIFICATE OF INCORPORATION FILING DATE].

“Announcement Date” shall have the meaning set forth in Section 9.02(b)(i).

“Beneficial Owner” or “Beneficially Owned” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended. In addition, a Person shall be the “Beneficial Owner” of any voting stock which such Person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise or (b) the right to vote pursuant to any agreement, arrangement, or understanding (but neither such Person nor any such Affiliate or Associate shall be deemed to be the Beneficial Owner of any shares of voting stock solely by reason of a revocable proxy or consent granted for a particular meeting of stockholders, pursuant to a public solicitation of proxies or consents for such meeting, and with respect to which shares neither such Person nor any such Affiliate or Associate is otherwise deemed the Beneficial Owner).

“Business Combination” shall mean any of the transactions described in any one or more of clauses (a) through (f) of Section 9.01.

“Commencement Date” shall have the meaning set forth in Section 9.02(b)(i).

“Continuing Director” shall mean any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors before the Interested Stockholder became an Interested Stockholder, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected and who, in either event, is unaffiliated with the Interested Stockholder and in connection with the director’s initial assumption of office is recommended for appointment or election by a majority of Continuing Directors then on the Board of Directors.

“Determination Date” shall have the meaning set forth in Section 9.02(b)(i).

“Excluded Preferred Stock” shall mean any series of Preferred Stock with respect to which a majority of the Continuing Directors have approved a Preferred Stock Designation creating such series that expressly provides that the provisions of Article IX shall not apply.

“Fair Market Value” shall mean (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended, on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the National Association of Securities Dealers, Inc. Automated Quotation System, or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as

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determined by the Board of Directors in accordance with Section 9.03; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in accordance with Section 9.03.

“Interested Stockholder” shall mean any Person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee or fiduciary with respect to any such plan or holding voting stock for the purpose of funding any such plan or funding other employee benefits for employees of the corporation or any Subsidiary when acting in such capacity) who or which: (a) itself, or along with its Affiliates, is the Beneficial Owner, directly or indirectly, of more than 15% of the then outstanding voting stock; or (b) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was itself, or along with its Affiliates, the Beneficial Owner, directly or indirectly, of 15% or more of the then outstanding voting stock; or (c) is an assignee of or has otherwise succeeded to any voting stock which was at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended. For the purpose of determining whether a Person is an Interested Stockholder, the number of shares of voting stock deemed to be outstanding shall include shares deemed beneficially owned by the Interested Stockholder, but shall not include any other shares of voting stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options or otherwise.

“Person” shall mean an individual, corporation, partnership, joint venture, limited liability company, governmental or regulatory body, unincorporated organization, trust, association, or other entity.

“Subsidiary” shall mean any corporation of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at any time directly or indirectly owned by the Corporation.

Section 9.01 Higher Vote Required for Certain Business Combinations. In addition to any affirmative vote required by applicable law or this Certificate of Incorporation, and except as otherwise expressly provided in Section 9.02 below:

(a)    any merger or consolidation of the Corporation or any Subsidiary with any Interested Stockholder or any other corporation (whether or not an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder;

(b)    any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of an Interested Stockholder, of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $10,000,000 or more;

(c)    the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of an Interested Stockholder, in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $10,000,000 or more;

(d)    the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of an Interested Stockholder;

(e)    any reclassification of securities (including any reverse stock split), recapitalization of the Corporation or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not an Interested Stockholder is a party thereto) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which are directly or indirectly owned by any Interested Stockholder or any Affiliate of an Interested Stockholder; or

(f)    any agreement, contract, or other arrangement providing for any one or more of the actions specified in the foregoing (a) to (e)

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shall require, except as otherwise prohibited by applicable law, the affirmative vote of the holders of at least 75% of the voting power of the then outstanding voting stock, voting together as a single class, including the affirmative vote of the holders of at least 75% of the voting power of the then outstanding voting stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of an Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by applicable law or in any agreement with any national securities exchange or otherwise.

Section 9.02 When Higher Vote Not Required. The provisions of Section 9.01 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by applicable law or any other provision of this Certificate of Incorporation, if the conditions specified in either of the following paragraphs (a) or (b) are met:

(a)     The Business Combination shall have been approved by a majority of the Continuing Directors; or

(b)    All of the following conditions shall have been met:

(i)    The aggregate amount, as of the date of the consummation of the Business Combination (the “Consummation Date”), of (A) the cash and (B) the Fair Market Value of the consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following (in each case appropriately adjusted in the event of any stock dividend, stock split, combination of shares, or similar event): (x) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes, and soliciting dealers’ fees) paid by the Interested Stockholder or any of its Affiliates for any shares of Common Stock acquired by them (1) within the two-year period immediately prior to the date of the first public announcement of the proposal of the Business Combination (the “Announcement Date”), or (2) in any transaction in which the Interested Stockholder became an Interested Stockholder (the “Determination Date”), whichever is higher; (y) the Fair Market Value per share of Common Stock on the Announcement Date or the Determination Date, whichever is higher; and (z) (if applicable) the price per share equal to the Fair Market Value per share of Common Stock, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes, and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date to (2) the Fair Market Value per share of Common Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of Common Stock;

(ii)    The aggregate amount, as of the Consummation Date, of (A) the cash and (B) the Fair Market Value of the consideration other than cash to be received per share by holders of shares of any class or series (other than Common Stock or Excluded Preferred Stock) of outstanding capital stock shall be at least equal to the highest of the following (in each case appropriately adjusted in the event of any stock dividend, stock split, combination of shares, or similar event), it being intended that the requirements of this paragraph (b)(ii) shall be required to be met with respect to every such class or series of outstanding capital stock whether or not the Interested Stockholder or any of its Affiliates has previously acquired any shares of a particular class or series of capital stock: (w) (if applicable) the price per share equal to the Fair Market Value per share of such class of capital stock, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of such class of capital stock acquired by it within the two-year period immediately prior to the Announcement Date to (2) the Fair Market Value per share of such class of capital stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of such class of capital stock; (x) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes, and soliciting dealers’ fees) paid by the Interested Stockholder or any of its Affiliates for any shares of such class or series of capital stock acquired by them (1) within the two-year period immediately prior to the Announcement Date or (2) in any transactions in which it became an Interested Stockholder, whichever is higher; (y) the Fair Market Value per share of such class or series of capital stock on the Announcement Date or on the Determination Date, whichever is higher;

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and (z) the highest preferential amount per share, if any, to which the holders of shares of such class or series of capital stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

(iii)    The consideration to be received by holders of a particular class of outstanding voting stock (including Common Stock and other than Excluded Preferred Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of voting stock. If the Interested Stockholder has paid for shares of any class of voting stock with varying forms of consideration, the form of consideration for such class of voting stock shall be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by it;

(iv)    After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (A) there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding Preferred Stock, except as approved by a majority of the Continuing Directors; (B) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors; (C) there shall have been an increase in the annual rate of dividends as necessary fully to reflect any recapitalization (including any reverse stock split) or any similar reorganization which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (D) such Interested Stockholder shall not have become the Beneficial Owner of any additional voting stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder;

(v)    After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges, or other financial assistance, or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of, or in connection with, such Business Combination or otherwise; and

(vi)    A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such act, rules or regulations) shall have been mailed to stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such act or subsequent provisions).

Section 9.03 Determination by the Continuing Directors. The Continuing Directors of the Corporation shall have the power and duty to determine for the purposes of this Article IX, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article IX, including, without limitation (a) whether a Person is an Interested Stockholder; (b) the number of shares of voting stock beneficially owned by any Person; (c) whether a Person is an Affiliate or Associate of another; (d) whether the applicable conditions set forth in Section 9.02 have been met with respect to any Business Combination; (e) the Fair Market Value of stock or other property; and (f) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $10,000,000 or more. Any such determination made in good faith shall be binding and conclusive on all parties.

Section 9.04 No Effect on Fiduciary Obligations of Interested Stockholders. Nothing contained in this Article IX shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by applicable law.

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Section 9.05 Amendment or Repeal. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws (and notwithstanding the fact that a lesser percentage may be permitted by applicable law, this Certificate of Incorporation, or the Bylaws), but in addition to any affirmative vote of the holders of any particular class of the voting stock required by applicable law or this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock voting together as a single class, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding voting stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder, shall be required to amend, repeal, or adopt any provisions inconsistent with this Article IX.

ARTICLE X
AMENDMENTS

The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation; provided however, that notwithstanding any other provision of this Certificate of Incorporation or applicable law that might permit a lesser vote or no vote and in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal, or adopt any provisions inconsistent with this Article X of this Certificate of Incorporation.

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ANNEX D-2

BYLAWS OF TRILLER GROUP INC.

ARTICLE I
Offices

Section 1.01 Registered Office. The registered office of Triller Group Inc. (the “Corporation”) will be fixed in the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”).

Section 1.02 Other Offices. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) from time to time shall determine or the business of the Corporation may require.

ARTICLE II
Meetings of the Stockholders

Section 2.01 Place of Meetings; Meetings by Remote Communications.

(a) Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

(b) Meetings by Remote Communications. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (i) participate in a meeting of stockholders, and (ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these Bylaws shall be held at such date, time, and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings.

(a) Purpose. Special meetings of stockholders for any purpose or purposes shall be called only:

(i) by the Board of Directors or the Chair of the Board (as defined in Section 3.17); or

(ii) by the Secretary (as defined in Section 4.01), following receipt of one or more written demands to call a special meeting of the stockholders in accordance with, and subject to, this Section 2.03 from stockholders of record who own, and have continuously owned for at least one year prior to the date such request is delivered to the Secretary, in the aggregate, at least 25% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting.

(b) Notice. A request to the Secretary shall be delivered to the Secretary at the Corporation’s principal executive offices and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth:

(i) a brief description of each matter of business desired to be brought before the special meeting;

(ii) the reasons for conducting such business at the special meeting;

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(iii) the text of any proposal or business to be considered at the special meeting (including the text of any resolutions proposed to be considered and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); and

(iv) the information required in Section 2.12(b) of these Bylaws (for stockholder nomination demands) or Section 2.12(c) of these Bylaws (for all other stockholder proposal demands), as applicable.

(c) Business. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

(d) Time and Date. A special meeting requested by stockholders shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:

(i) the Board of Directors has called or calls for an annual or special meeting of the stockholders to be held within 90 days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) the business specified in the request;

(ii) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law;

(iii) an identical or substantially similar item (a “Similar Item”) was presented at any meeting of stockholders held within 90 days prior to the receipt by the Secretary of the request for the special meeting (and, for purposes of this Section 2.03(d)(iii), the election of directors shall be deemed a Similar Item with respect to all items of business involving the election or removal of directors); or

(iv) the special meeting request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”).

(e) Revocation. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the Corporation’s principal executive offices, and if, following such revocation, there are unrevoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are provided in accordance with applicable law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place (if any), date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the

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stockholder entitled thereto, at such stockholder’s mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of capital stock of the Corporation registered in the name of each stockholder no later than the tenth day before each meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list was provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) the stockholders by the affirmative vote of the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting entitled to vote thereon, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Organization. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chair of the Board, or in their absence or inability to act, the Chief Executive Officer (as defined in Section 4.01), or, in their absence or inability to act, the officer or director whom the Board of Directors shall appoint, shall act as chair of, and preside at, the meeting. The Secretary or, in the Secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c) rules and procedures for maintaining order at the meeting and the safety of those present;

(d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine;

(e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f) limitations on the time allotted to questions or comments by participants.

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Section 2.09 Voting; Proxies.

(a) General. Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder.

(b) Election of Directors. Unless otherwise required by the Certificate of Incorporation, the election of directors shall be by written ballot. If authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, the election of directors shall be decided by a majority of the votes cast with respect to a nominee at a meeting of the stockholders for the election of directors, at which a quorum is present, by the holders of stock entitled to vote in the election; provided, however, that, if the Secretary receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice or proxy access requirements for stockholder nominees for director set forth in Section 2.12 or Section 2.13 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation gives notice of such meeting/determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders, at which a quorum is present, held to elect directors and entitled to vote on such election of directors. For purposes of this Section 2.09(b), a majority of the votes cast means that the number of shares voted “for” a nominee must exceed the votes cast “against” such nominee’s election. If a nominee for director who is not an incumbent director does not receive a majority of the votes cast, the nominee shall not be elected.

(c) Other Matters. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, properly brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

(d) Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as proxy may be documented, signed, and delivered in accordance with Section 116 of the General Corporation Law of the State of Delaware (the “DGCL”) provided that such authorization shall set forth, or be delivered with, information enabling the corporation to determine the identity of the stockholder granting such authorization. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Any stockholder soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 2.10 Inspectors at Meetings of Stockholders. In advance of any meeting of the stockholders, the Board of Directors shall, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of the inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of their ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

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(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.11 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.12 Advance Notice of Stockholder Nominations and Proposals.

(a) Annual Meetings. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. Except for nominations that are included in the Corporation’s annual meeting proxy statement pursuant to Section 2.13, to be properly brought before an annual meeting, nominations or such other business must be:

(i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof;

(ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or

(iii) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered and at the time of the annual meeting of stockholders, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.12.

In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.12(a)(iii), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.12(a), in writing to the Secretary even if such matter is already the subject

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of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder’s notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event will the adjournment or postponement (or the public announcement thereof) of an annual meeting for which notice has already been given or for which a public announcement of the meeting date has already been made, commence a new notice time period (or extend any notice time period) for the giving of a stockholder’s notice as described above. For the purposes of this Section 2.12 and Section 2.13, “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission (“SEC”) pursuant to Section 13, 14, or 15(d) of the Exchange Act. The number of nominees a Proposing Stockholder may nominate for election at an annual meeting (or in the case of a Proposing Stockholder giving the notice on behalf of a beneficial owner, the number of nominees a Proposing Stockholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected by stockholders generally at such annual meeting.

(b) Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 2.12(a)(iii) or Section 2.12(d), a Proposing Stockholder’s timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.12) shall set forth or include:

(i) the name, age, business address, and residence address of each nominee proposed in such notice;

(ii) the principal occupation or employment of each such nominee;

(iii) the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any);

(iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v) a written questionnaire with respect to the background, qualification, and independence of such proposed nominee, completed and executed by such proposed nominee, in the form to be provided by the Secretary upon written request of any stockholder of record within 10 days of such request, and a written statement and agreement executed by each such nominee acknowledging that such person:

(A) consents to being named as a nominee in the proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected,

(B) intends to serve as a director for the full term for which such person is standing for election, and

(C) makes the following representations: (1) that the director nominee has read and agrees to adhere to the Corporation’s Corporate Governance Guidelines, Ethics Code, Related Party Transactions Policy, and any other of the Corporation’s policies or guidelines applicable to directors, including with regard to securities trading, and (2) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any nomination

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or other business proposal, issue, or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and (3) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with such person’s nomination for director or service as a director of the Corporation (“Compensation Arrangement”) that has not been disclosed to the Corporation; and

(vi) as to the Proposing Stockholder, the beneficial owner, if any on whose behalf the nomination or other business proposal is being made, and if such Proposing Stockholder or beneficial owner is an entity, as to each director, executive, managing member, or control person of such entity (any such individual or control person, a “control person”):

(A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made,

(B) the class and number of shares of the Corporation which are owned as of the date of the Proposing Stockholder’s notice by the Proposing Stockholder (beneficially and of record), the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially by the Proposing Stockholder, the beneficial owner, and any control person as of the record date for the meeting within five business days after the record date for such meeting,

(C) a description of any agreement, arrangement, or understanding with respect to such nomination or other business proposal between or among the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person; including without limitation (1) any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D under the Exchange Act and (2) any plans or proposals which relate to or would result in any action that would be required to be disclosed pursuant to Item 4 of Schedule 13D under the Exchange Act (in each case, regardless of whether the requirement to file a Schedule 13D under the Exchange Act is applicable), and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

(D) a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, beneficial owner, or any of control person with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting,

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(E) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person at the meeting (or a qualified representative thereof intends to appear in person at the meeting) to nominate the person or persons specified in the notice or propose such other business proposal,

(F) a representation whether the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, any control person, or any other participant (as defined in Item 4 of Schedule 14A under the Exchange Act) will engage in a solicitation with respect to such nomination or other business proposal and, if so, the name of each participant in such solicitation; and a statement: (1) confirming whether, the stockholder, beneficial owner, or any control person intends, or is part of a group that (x) in the case of a nomination, intends to solicit proxies or votes in support of such director nominees or nomination in accordance with Rule 14a-19 under the Exchange Act, including but not limited to, delivering a proxy statement and form of proxy and soliciting at least the percentage of the voting power of all of the shares of the stock of the Corporation required under applicable law to elect the nominee, and (y) in the case of a business proposal, intends to deliver a proxy statement and form of proxy and solicit at least the percentage of voting power of all of the shares of stock of the Corporation required under applicable law to approve the proposal; and (2) whether or not any such stockholder, beneficial owner, or any control person intends to otherwise solicit proxies from stockholders in support of such nomination or other business proposal, and

(G) the names and addresses of other stockholders (including beneficial and record owners and control persons) known by the Proposing Stockholder to support financially the nomination or other business proposal, and to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholders (including beneficial and record owners and control persons), and

(H) any other information relating to such Proposing Stockholder and beneficial owner, if any, on whose behalf the nomination or other business proposal is being made, and any control person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the business proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s timely notice to the Secretary (in accordance with the time periods for delivery of timely notice as set forth in this Section 2.12) shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting:

(i) a brief description of the business desired to be brought before the annual meeting;

(ii) the reasons for conducting such business at the annual meeting;

(iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment);

(iv) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such Proposing Stockholder, beneficial owner, if any, on whose behalf the business is being proposed, and any control person;

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(v) any other information relating to such Proposing Stockholder, beneficial owner, if any, on whose behalf the proposal is being made, any control person or any other participants (as defined in Item 4 of Schedule 14A under the Exchange Act) required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(vi) a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, and any control person and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any control person, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or control person; and

(vii) all of the other information required by Section 2.12(b)(vi) above.

(d) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders called by the Board of Directors at which directors are to be elected pursuant to the Corporation’s notice of meeting:

(i) by or at the direction of the Board of Directors or any committee thereof; or

(ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.12(d) is delivered to the Secretary and at the time of the special meeting of stockholders, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.12.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.12(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment or postponement (or the public announcement thereof) commence a new time period (or extend any notice time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at a special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected by stockholders generally at such special meeting.

(e) Effect of Noncompliance.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.12 or Section 2.13 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.12. The chair of the meeting, as determined pursuant to Section 2.08, shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.12. If any proposed nomination was not made or proposed in compliance with this Section 2.12, or other business was not made or proposed in compliance with this Section 2.12, or if any stockholder, beneficial owner, control person, or any nominee for director acted contrary to any representation or

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other agreement required by this Section 2.12 (or with any law, rule, or regulation identified therein) or provided false or misleading information to the Corporation, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.12 does not comply with or provide the information required under this Section 2.12 to the Corporation, including the updated information required by Section 2.12(b)(vi)(B), Section 2.12(b)(vi)(C), and Section 2.12(b)(vi)(D) within five business days after the record date for such meeting or the evidence required by Section 2.12(e)(ii) by no later than five business days prior to the applicable meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation.

(ii) If any stockholder provides notice pursuant to Rule 14a-19 under the Exchange Act, such stockholder shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met all of the applicable requirements of Rule 14a-19 under the Exchange Act. Without limiting the other provisions and requirements of this Section 2.12, unless otherwise required by law, if any Proposing Stockholder provides such notice and either (A) fails to comply with the requirements of Rule 14a-19 under the Exchange Act, or (B) fails to timely provide reasonable evidence of such compliance as required by this Section 2.12(e)(ii), then the Proposing Stockholder’s nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting, or other proxy materials for any annual meeting (or any supplement thereto) and the Corporation shall disregard any proxies or votes solicited for such stockholder’s nominees.

(f) Rule 14a-8. This Section 2.12 and Section 2.13 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

Section 2.13 Proxy Access.

(a) Inclusion of Proxy Access Stockholder Nominee in Proxy Statement. Subject to the provisions of this Section 2.13, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this Section 2.13 (each a “Proxy Access Stockholder Nominee”) provided:

(i) timely written notice of such Proxy Access Stockholder Nominee satisfying this Section 2.13 (“Proxy Access Notice”) is delivered to the Corporation by a stockholder of record or stockholder group that, at the time the Proxy Access Notice is delivered, satisfies the ownership and other requirements of this Section 2.13 (such stockholder or stockholder group, the “Eligible Stockholder”);

(ii) the Eligible Stockholder expressly elects in writing at the time of providing the Proxy Access Notice to have its Proxy Access Stockholder Nominee included in the Corporation’s proxy statement pursuant to this Section 2.13; and

(iii) the Eligible Stockholder and the Proxy Access Stockholder Nominee otherwise satisfy the requirements of this Section 2.13.

(b) Timely Notice. To be timely, the Proxy Access Notice must be delivered to the Secretary at the principal executive offices of the Corporation, not later than 120 days nor more than 150 days prior to the first anniversary of the date (as stated in the Corporation’s proxy materials) that the Corporation’s definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual

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meeting of stockholders/of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, the Proxy Access Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of: (i) the 120th day prior to such annual meeting; or (ii) the 10th day following the day on which Public Disclosure of the date of such annual meeting is first made by the Corporation. In no event shall an adjournment or postponement (or the public announcement thereof) of an annual meeting commence a new time period (or extend any time period) for the giving of the Proxy Access Notice.

(c) Information to be Included in Proxy Statement. In addition to including the name of the Proxy Access Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation shall also include (collectively, the “Required Information”):

(i) the information concerning the Proxy Access Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to the Exchange Act, and the rules and regulations promulgated thereunder; and

(ii) if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Proxy Access Stockholder Nominee, which must be provided at the same time as the Proxy Access Notice for inclusion in the Corporation’s proxy statement for the annual meeting (a “Statement”).

Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation, or listing standard. Additionally, nothing in this Section 2.13 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Proxy Access Stockholder Nominee.

(d) Proxy Access Stockholder Nominee Limits. The number of Proxy Access Stockholder Nominees (including Proxy Access Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation’s proxy statement pursuant to this Section 2.13 but either are subsequently withdrawn or that the Board of Directors decides to nominate) appearing in the Corporation’s proxy statement with respect to a meeting of stockholders shall not exceed the greater of: (x) two; or (y) 25% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 2.13 (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below 25% (the “Permitted Number”); provided, however, that:

(i) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced; and

(ii) any Proxy Access Stockholder Nominee who is included in the Corporation’s proxy statement for a particular meeting of stockholders but either: (A) withdraws from or becomes ineligible or unavailable for election at the meeting, or (B) does not receive a number of votes cast in favor of their election at least equal to 25% of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the Proxy Access Stockholder Nominee’s election, shall be ineligible to be included in the Corporation’s proxy statement as a Proxy Access Stockholder Nominee pursuant to this Section 2.13 for the next two annual meetings of stockholders following the meeting for which the Proxy Access Stockholder Nominee has been nominated for election; and

(iii) any director in office as of the nomination deadline who was included in the Corporation’s proxy statement as a Proxy Access Stockholder Nominee for any of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors will be counted against the Permitted Number; and

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(iv) any director recommended by the Board of Directors pursuant to an agreement, arrangement, or other understanding with a stockholder or group of stockholders (other than any such agreement, arrangement, or other understanding entered into in connection with an acquisition of stock from the Corporation by such stockholder or group of stockholders) will be counted against the Permitted Number.

In the event that the number of Proxy Access Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.13 exceeds the Permitted Number, each Eligible Stockholder shall select one Proxy Access Stockholder Nominee for inclusion in the Corporation’s proxy statement until the Permitted Number is reached, going in order of the amount (from greatest to least) of voting power of the Corporation’s capital stock entitled to vote on the election of directors as disclosed in the Proxy Access Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e) Eligibility of Nominating Stockholder; Stockholder Group. An Eligible Stockholder, and the beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is being proposed, must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the outstanding shares of the Corporation entitled to vote in the election of directors (the “Required Shares”) as of both the date the Proxy Access Notice is delivered to or received by the Corporation in accordance with this Section 2.13 and the record date for determining stockholders entitled to vote at the meeting and must intend to continue to own the Required Shares for at least one year following the date of the annual meeting/deliver a statement regarding the Eligible Stockholder’s, and the beneficial owner’s, if any, on whose behalf the Proxy Access Stockholder Nominee is being proposed, intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting. For purposes of satisfying the ownership requirement under this Section 2.13, the voting power represented by the shares of the Corporation’s capital stock owned by one or more stockholders of record, or by the beneficial owners, if any, on whose behalf the Proxy Access Stockholder Nominee is being proposed, may be aggregated, provided that:

(i) the number of stockholders of record and, if and to the extent that a holder of record is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is aggregated for the purpose of satisfying the ownership requirement under this Section 2.13 shall not exceed 20; and

(ii) each stockholder of record or beneficial owner whose shares are aggregated shall have held such shares continuously for at least three years.

Whenever an Eligible Stockholder consists of a group of stockholders of record and/or beneficial owners, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.13 must be satisfied by and as to each such stockholder or beneficial owner, except that shares may be aggregated to meet the Required Shares as provided in this Section 2.13(e). With respect to any one particular annual meeting, no shares may be attributed to more than one Eligible Stockholder, and no stockholder of record or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one Eligible Stockholder under this Section 2.13.

(f) Funds. A group of two or more funds shall be treated as one stockholder of record or beneficial owner for this Section 2.13 provided that the other terms and conditions in this Section 2.13 are met (including Section 2.13(h)(v)(A)) and the funds are:

(i) under common management and investment control;

(ii) under common management and funded primarily by the same employer (or by a group of related employers that are under common control); or

(iii) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

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(g) Ownership. For purposes of this Section 2.13, a stockholder of record or a beneficial owner, as the case may be, shall be deemed to “own” only those outstanding shares of the Corporation’s capital stock as to which the stockholder of record, or, if such stockholder is a nominee, custodian, or other agent that is holding the shares on behalf of a beneficial owner, that the beneficial owner on whose behalf the Proxy Access Stockholder Nominee is being proposed, possesses both:

(i) the full voting and investment rights pertaining to the shares; and

(ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares:

(A) sold by such stockholder or beneficial owner or any of their respective affiliates in any transaction that has not been settled or closed,

(B) borrowed by such stockholder or beneficial owner or any of their respective affiliates for any purposes or purchased by such stockholder or beneficial owner or any of their respective affiliates pursuant to an agreement to resell, or

(C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative, or similar agreement entered into by such stockholder, beneficial owner, or any of their respective affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (1) reducing in any manner, to any extent or at any time in the future, such stockholder’s, beneficial owner’s or affiliates’ full right to vote or direct the voting of any such shares; and/or (2) hedging, offsetting, or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder, beneficial owner, or affiliate.

An Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder or beneficial owner, as applicable, retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s and beneficial owner’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder or beneficial owner, as applicable, has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the Eligible Stockholder or beneficial owner, as applicable. An Eligible Stockholder’s and beneficial owner’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder or beneficial owner, as applicable, has loaned such shares, provided that the Eligible Stockholder or beneficial owner, as applicable, has the power to recall such loaned shares on five business days’ notice and recalls such loaned shares not more than five business days after being notified that any of its Proxy Access Stockholder Nominees will be included in the Corporation’s proxy statement. The terms “owned,” “owning,” and other variations of the word “own” shall have correlative meanings. For purposes of this Section 2.13, the term “affiliate” shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(h) Nomination Notice and Other Eligible Stockholder Deliverables. An Eligible Stockholder must provide with its Proxy Access Notice the following information in writing to the Secretary:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Proxy Access Notice is delivered to or received by the Corporation, the Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder’s and beneficial owner’s agreement to provide:

(A) within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder’s and any applicable beneficial owner’s continuous ownership of the Required Shares through the record date, and

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(B) immediate notice if the Eligible Stockholder, or beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders;

(ii) the representation and agreement of the Eligible Stockholder and beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed that it:

(A) intends to continue to satisfy the eligibility requirements described in this Section 2.13 through the date of the annual meeting, including a statement that it intends to continue to own the Required Shares for at least one year following the date of the annual meeting/regarding its intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting,

(B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent,

(C) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Proxy Access Stockholder Nominee(s) being nominated pursuant to this Section 2.13,

(D) has not engaged and will not engage in, and has not and will not be, a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or any nominee of the Board of Directors,

(E) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation,

(F) has provided and will provide facts, statements, and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading,

(G) agrees to assume all liability stemming from any legal or regulatory violation arising out of its communications with the Corporation’s stockholders or out of the information that it provides to the Corporation,

(H) agrees to indemnify and hold harmless the Corporation and each of its directors, officers, and employees individually against any liability, loss, or damages in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the Corporation or any of its directors, officers, or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.13,

(I) will file with the SEC any solicitation or other communication with the Corporation’s stockholders relating to the meeting at which the Proxy Access Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and

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(J) will comply with all other applicable laws, rules, regulations, and listing standards with respect to any solicitation in connection with the meeting;

(iii) the written consent of each Proxy Access Stockholder Nominee to be named in the Corporation’s proxy statement, and form of proxy and, as a nominee and, if elected, to serve as a director;

(iv) a copy of the Schedule 14N (or any successor form) that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act;

(v) in the case of a nomination by a stockholder group that together is an Eligible Stockholder:

(A) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies pursuant to the criteria set forth in Section 2.13(f) to be treated as one stockholder or person for purposes of this Section 2.13, and

(B) the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(vi) if desired, a Statement.

(i) Stockholder Nominee Agreement. Each Proxy Access Stockholder Nominee must:

(i) provide within five business days of the Corporation’s request an executed agreement, in a form deemed satisfactory to the Corporation, providing the following representations:

(A) the Proxy Access Stockholder Nominee has read and agrees to adhere to the Corporation’s Corporate Governance Guidelines, Ethics Code, Related Party Transactions Policy, and any other of the Corporation’s policies or guidelines applicable to directors, including with regard to securities trading, and

(B) the Proxy Access Stockholder Nominee is not and will not become a party to: (1) any Voting Commitment that has not been disclosed to the Corporation; or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, and

(C) the Proxy Access Stockholder Nominee is not and will not become a party to any Compensation Arrangement in connection with such person’s nomination for director or service as a director that has not been disclosed to the Corporation;

(ii) complete, sign, and submit all questionnaires required of the Corporation’s Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and

(iii) provide within five business days of the Corporation’s request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Proxy Access Stockholder Nominee meets the requirements of this Section 2.13 or the Corporation’s requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether:

(A) such Proxy Access Stockholder Nominee is independent under the independence requirements, including the committee independence requirements, set forth in the listing standards of the stock exchange on which shares of the Corporation’s capital stock are listed, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (the “Independence Standards”),

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(B) such Proxy Access Stockholder Nominee has any direct or indirect relationship with the Corporation that has not been deemed categorically immaterial pursuant to the Corporation’s Corporate Governance Guidelines, and

(C) such Proxy Access Stockholder Nominee is not and has not been subject to: (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j) Eligible Stockholder/Proxy Access Stockholder Nominee Undertaking. In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Stockholder Nominee, as the case may be, shall promptly notify the Secretary in writing of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct. Notwithstanding the foregoing, the provision of any such notification pursuant to the preceding sentence shall not be deemed to cure any defect or limit the Corporation’s right to omit a Proxy Access Stockholder Nominee from its proxy materials as provided in this Section 2.13.

(k) Exceptions Permitting Exclusion of Proxy Access Stockholder Nominee. The Corporation shall not be required to include pursuant to this Section 2.13 a Proxy Access Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation):

(i) if the Eligible Stockholder who has nominated such Proxy Access Stockholder Nominee, or the beneficial owner, if any, on whose behalf such Proxy Access Stockholder Nominee has been proposed, has nominated for election to the Board of Directors at the meeting any person other than pursuant to this Section 2.13, or has or is engaged in, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Stockholder Nominee(s) or any nominee of the Board of Directors;

(ii) if the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements in Section 2.12 of these Bylaws;

(iii) who is not independent under the Independence Standards;

(iv) whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these Bylaws or the Corporation’s Certificate of Incorporation, Corporate Governance Guidelines, Ethics Code, Related Party Transactions Policy, or other document setting forth qualifications for directors, the listing standards of the stock exchange on which shares of the Corporation’s capital stock is listed, or any applicable state or federal law, rule, or regulation;

(v) if the Proxy Access Stockholder Nominee is or becomes a party to any undisclosed Voting Commitment;

(vi) if the Proxy Access Stockholder Nominee is or becomes a party to any undisclosed Compensation Arrangement;

(vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

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(ix) who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act; or

(x) if such Proxy Access Stockholder Nominee or the applicable Eligible Stockholder, or the beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed, shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.13.

(l) Invalidity. Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation; and the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder if:

(i) the Proxy Access Stockholder Nominee, the applicable Eligible Stockholder, or applicable beneficial owner, if any, on whose behalf the Proxy Access Stockholder Nominee is proposed shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 2.13, as determined by the Board of Directors or the person presiding at the meeting; or

(ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 2.13.

(m) Interpretation. The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.13 and to make any and all determinations necessary or advisable to apply this Section 2.13 to any persons, facts, or circumstances, including the power to determine whether:

(i) a person or group of persons qualifies as an Eligible Stockholder;

(ii) outstanding shares of the Corporation’s capital stock are “owned” for purposes of meeting the ownership requirements of this Section 2.13;

(iii) a notice complies with the requirements of this Section 2.13;

(iv) a person satisfies the qualifications and requirements to be a Proxy Access Stockholder Nominee;

(v) inclusion of the Required Information in the Corporation’s proxy statement is consistent with all applicable laws, rules, regulations, and listing standards; and

(vi) any and all requirements of this Section 2.13 have been satisfied.

Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

Section 2.14 No Action by Stockholder Consent in Lieu of a Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of Corporation and may not be effected by any consent by such stockholders.

Section 2.15 Notices to the Corporation. Whenever notice is to be given to the Corporation by a stockholder under any provision of law or of the Certificate of Incorporation or these Bylaws, such notice shall be delivered to the Secretary at the principal executive offices of the Corporation. If delivered by electronic transmission, the stockholder’s notice shall be directed to the Secretary at the electronic mail address or facsimile number, as the case may be, specified in the Corporation’s most recent proxy statement.

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ARTICLE III
Board of Directors

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The Board of Directors shall consist of not less than five and not more than nine directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom the director has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A resignation that is conditioned on a director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders holding a majority of the shares then entitled to vote at an election of directors may remove any director from office with or without cause.

Section 3.06 Fees and Expenses. Directors shall receive such reasonable fees for their services on the Board of Directors and any committee thereof and such reimbursement of their actual and reasonable expenses as may be fixed or determined by the Board of Directors.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places, if any, as may be determined from time to time by the Board of Directors.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places, if any, as may be determined by the Chair of the Board, the lead independent director of the Board of Directors, or the Chief Executive Officer on at least 48 hours’ notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days’ notice if given by mail. Special meetings shall be called by the Chair of the Board or the Chief Executive Officer in like manner and on like notice on the written request of any two or more directors. The notice need not state the purposes of the special meeting and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

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Section 3.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these Bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each regular or special meeting of the Board of Directors, the Chair of the Board or, in the Chair’s absence, the lead independent director or, in the lead independent director’s absence, another director or officer selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Directors’ Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Chair of the Board. The Board of Directors shall annually elect one of its members to be its chair (the “Chair of the Board”) and shall fill any vacancy in the position of Chair of the Board at such time and in such manner as the Board of Directors shall determine. Except as otherwise provided in these Bylaws, the Chair of the Board shall preside at all meetings of the Board of Directors and of stockholders. The Chair of the Board shall perform such other duties and services as shall be assigned to or required of the Chair of the Board by the Board of Directors.

Section 3.18 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of

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the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this ARTICLE III.

ARTICLE IV
Officers

Section 4.01 Positions and Election. The officers of the Corporation shall be chosen by the Board of Directors and shall include a chief executive officer (the “Chief Executive Officer”), a president (the “President”), a chief financial officer (the “Chief Financial Officer”), a treasurer (the “Treasurer”), and a secretary (the “Secretary”). The Board of Directors, in its discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with these Bylaws. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to such officer’s contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving notice of their resignation in writing, or by electronic transmission, to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 Chief Executive Officer. The Chief Executive Officer shall, subject to the provisions of these Bylaws and the control of the Board of Directors, have general supervision, direction, and control over the business of the Corporation and over its officers. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive Officer by the Board of Directors, in each case subject to the control of the Board of Directors.

Section 4.04 President. The President shall report and be responsible to the Chief Executive Officer. The President shall have such powers and perform such duties as from time to time may be assigned or delegated to the President by the Board of Directors or the Chief Executive Officer or that are incident to the office of president.

Section 4.05 Vice Presidents. Each vice president of the Corporation shall have such powers and perform such duties as may be assigned to them from time to time by the Board of Directors, the Chief Executive Officer, or the President, or that are incident to the office of vice president.

Section 4.06 Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chair of the Board, or the Chief Executive Officer. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07 Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chair of the Board, or the Chief Executive Officer.

Section 4.08 Treasurer. The treasurer of the Corporation shall have the custody of the Corporation’s funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in records belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of

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Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the President and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all of the treasurer’s transactions as treasurer and of the financial condition of the Corporation.

Section 4.09 Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 4.10 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the Chief Executive Officer or the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
INDEMNIFICATION

Section 5.01 Indemnification. The Corporation shall indemnify and hold harmless to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director, or officer, or employee, or agent of the Corporation or, while a director, or officer, or employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors.

Section 5.02 Advancement of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) actually and reasonably incurred by a director, or officer, or employee, or agent of the Corporation in defending any Proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Section 5.02 or otherwise. Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in their discretion deems appropriate.

Section 5.03 Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE V will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 5.04 Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

Section 5.05 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

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Section 5.06 Repeal, Amendment, or Modification. Any amendment, repeal, or modification of this ARTICLE V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI
Stock Certificates and Their Transfer

Section 6.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent, or registrar who has signed such a certificate ceases to be an officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if the signatory were still such at the date of its issue.

Section 6.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books administered by or on behalf of the Corporation only by the direction of the registered holder thereof or such person’s attorney, lawfully constituted in writing, and, in the case of certificated shares, upon the surrender to the Company or its transfer agent or other designated agent of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued.

Section 6.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 6.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VII
General Provisions

Section 7.01 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 7.02 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.04 Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 7.05 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible

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paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 7.06 Forum for Adjudication of Disputes.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation’s stockholders;

(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

(iv) any action asserting a claim governed by the internal affairs doctrine.

If any action the subject matter of which is within the scope of this Section 7.06 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 7.06 (an “Enforcement Action”); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.06(a).

(b) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.06(b).

ARTICLE VIII
Amendments

These Bylaws may be adopted, amended, or repealed by the stockholders entitled to vote; provided, however, that the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend, or repeal these Bylaws upon the Board of Directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of ARTICLE II of these Bylaws except as otherwise required by law. The fact that such power has been so conferred upon the Board of Directors will not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal these Bylaws.

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ANNEX E

EXECUTION COPY

AMENDED AND RESTATED SHAREHOLDER SUPPORT AGREEMENT

This AMENDED AND RESTATED SHAREHOLDER SUPPORT AGREEMENT, dated as of June ___, 2024 (this “Agreement”), is entered into by and among (i) AGBA Group Holding Ltd., a British Virgin Islands business company (“Parent” or the “Company”), (ii) AGBA Social Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iii) Triller Corp., a Delaware corporation (the “Corporation”), and (iv) the undersigned shareholders of the Company (the “Shareholders”). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the parties entered into that certain Shareholder Support Agreement dated as of April 16, 2024 (the “Original Shareholder Support Agreement”), and desire to amend and restate the Original Shareholder Support Agreement in its entirety as set forth herein;

WHEREAS, Parent, Merger Sub and the Corporation, among others, are parties to that certain agreement and plan of merger, dated as of the date hereof (as it may be amended, modified or supplemented from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Corporation (the “Merger”), with the Corporation as the surviving corporation;

WHEREAS, as of the date hereof, the Shareholders collectively own 65,508,416 Parent Ordinary Shares (the “Shares”), which comprise over 75% of the aggregate issued and outstanding Parent Ordinary Shares; and

WHEREAS, in order to induce the Corporation to enter into the Merger Agreement, the Shareholders are executing and delivering this Agreement to the Corporation.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Agreement to Vote. During the period commencing on the date hereof and ending on the earlier to occur of (x) the Closing, and (y) such date and time as the Merger Agreement shall be terminated in accordance with the terms thereof (such period, the “Voting Period”), each of the Shareholders, with respect to his Shares, hereby irrevocably agrees to vote:

(a) In Favor of the Transactions and the Requisite Company Vote. At any meeting of the shareholders of the Company or any class of shareholders of the Company called to seek the Requisite Company Vote (as defined below), or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or any class of shareholders of the Company or in any other circumstances upon which a vote, consent or other approval is sought with respect to any of the Parent Transaction Proposals, the Shareholder shall: (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause his Shares to be counted as present at such meeting for purposes of establishing a quorum; and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) his Shares in favor of each of the Parent Transaction Proposals such that each of the Parent Transaction Proposals shall be approved by the vote of the holders of Shares as required by the Company’s memorandum and articles of association (the “Requisite Company Vote”), or, if there are insufficient votes in favor of granting the Requisite Company Vote, in favor of the adjournment or postponement of such meeting of the shareholders of the Company to a later date.

(b) Against Other Transactions. At any meeting of shareholders of the Company or any class of shareholders of the Company or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall: (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause his Shares to be counted as present at such meeting for purposes of establishing a quorum; and (ii) vote (or cause to be voted) his Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (A) any business combination agreement, merger agreement, merger or share exchange (other than the Merger Agreement and the transactions contemplated thereby), scheme of arrangement, business combination, consolidation, combination, sale of all or substantially all of the assets, reorganization, recapitalization, dissolution,

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liquidation or winding up of or by the Company or any public offering of any equity securities of the Company or any of its Subsidiaries or any successor entity of the Company or such Subsidiary (other than any such transaction permitted under the Merger Agreement), (B) any transaction with respect to the direct or indirect sale of the Company, or its equity interests, business or material assets (a “Company Competing Transaction”) that would reasonably be expected to prohibit or impair the Merger or any transactions contemplated under the Merger Agreement, and (C) any amendment to the organizational documents of the Company or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a material breach by the Company of, prevent or nullify any provision of the Merger Agreement and the transactions contemplated thereby, or change in any manner the voting rights of any class of the Company’s share capital.

(c) Revoke Other Proxies. The Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked.

2. No Transfer. Other than (a) pursuant to this Agreement or the Merger Agreement, or (b) upon the consent of the Company and the Corporation, during the Voting Period, each of the Shareholders shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Shares to any Person other than pursuant to the Merger Agreement; (ii) grant any proxies (other than as set forth in this Agreement or a proxy granted to a representative of the Shareholder to attend and vote at a shareholders meeting which is voted in accordance with this Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of the Shares), or enter into any other agreement, with respect to any Shares; (iii) knowingly take any action that would reasonably be expected to make any representation or warranty of the Shareholder herein untrue or incorrect in any material respect, or have the effect of preventing or disabling the Shareholder from performing his obligations hereunder; or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any contract that would reasonably be expected to make any of his representations or warranties contained herein untrue or incorrect in any material respect or would have the effect of preventing or delaying the Shareholder from performing any of his obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each of the Shareholders hereby authorizes and requests the Company or the Corporation to notify the Company’s transfer agent or such other Person with the responsibility for maintaining the Company’s register of members that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting of the Shares). Each of the Shareholders agrees with, and covenants to, the Company and the Corporation that he shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Shares in violation of this Section 2.

3. Representations and Warranties. Each of the Shareholders represents and warrants, jointly and severally, to the Company, the Corporation and Merger Sub as follows:

(a) The execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, or (iii) result in the creation of any Lien on any Shares (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the organizational documents of the Company).

(b) Shareholder is the only record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of and has good, valid and marketable title to the Shares free and clear of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the organizational documents of the Company) and has the sole power (as currently in effect) to vote the Shares and has not entered into any voting agreement or voting trust with respect to any of the Shares that is inconsistent with the Shareholder’s obligations pursuant to this Agreement.

Annex E-2

(c) Shareholder is a natural person, has the power, authority and capacity to execute, deliver and perform this Agreement, has not entered into any agreement or undertaking that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement and that this Agreement has been duly authorized, executed and delivered by Shareholder. This Agreement, assuming due authorization, execution and delivery hereof by the Company, the Corporation and Merger Sub, constitutes a legal, valid and binding obligation of Shareholder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights and to general equitable principles).

(d) As of the date of this Agreement, there is no regulatory or court action, proceeding or, to the Shareholder’s knowledge, investigation pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that questions the beneficial or record ownership of the Shareholder’s Shares, the validity of this Agreement or the performance by the Shareholder of his obligations under this Agreement.

(e) Shareholder understands and acknowledges that the Corporation is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

(f) The sum of the number of Shares owned by the Shareholders, plus the aggregate number of Shares owned by the other Company Shareholders who are executing this Agreement, represents at least 75% of the total voting rights of the outstanding Parent Ordinary Shares with respect to the Parent Transaction Proposals, as of the date of this Agreement, which is the maximum threshold required to approve each of the Parent Transaction Proposals with the Requisite Company Vote.

(g) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Company, the Corporation or Merger Sub will be liable in connection with the transactions contemplated hereby based upon arrangements made by the Shareholder.

4. New Shares. In the event that during the Voting Period (a) any new or additional Company Shares or other equity securities of the Company are issued to Shareholders after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Shares or otherwise, (b) Shareholder purchases or otherwise acquires beneficial ownership of any new or additional Company Shares or other equity securities of the Company, or (c) Shareholder acquires the right to vote or share in the voting of any new or additional Company Shares or other equity securities of the Company (such Company Shares or other equity securities of the Company in clauses (a) through (c), collectively, the “New Shares”), then such New Shares acquired or purchased by the Shareholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Shares owned by the Shareholder as of the date hereof.

5. Termination. This Agreement and the obligations of each Shareholder under this Agreement shall automatically terminate upon the earliest to occur of: (a) the Closing; (b) the termination of the Merger Agreement in accordance with its terms; and (c) the mutual agreement of the Company and the Corporation. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) the provisions of Sections 5 and 6 hereof will survive the termination or expiration of this Agreement, and (ii) such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

6. Miscellaneous.

(a) Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby or thereby are consummated.

(b) Any notice, consent, waiver or other communication hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (i) if by hand or reputable, internationally recognized overnight courier service, by 5:00 P.M. on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (ii) if by fax or email, on the date that transmission is sent electronically with affirmative confirmation of receipt; or (iii) three (3) Business Days after mailing by certified or registered mail, postage

Annex E-3

prepaid, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(A)       If to the Company, to:

AGBA Group Holding Limited

AGBA Tower

68 Johnston Road

Wan Chai, Hong Kong SAR

Attn: Wing-Fai Ng

Email: wingfai.ng@agba.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue, 19th Floor

New York, NY 10154

Attention: Lawrence Venick, Esq.

Email: lvenick@loeb.com

(B)       If to the Corporation, to:

Triller Corp.

7119 West Sunset Boulevard

Suite 782

Los Angeles, CA 90046

Attention: Bobby Sarnevesht

E-mail: bobby@triller.co

(C)       If to the Shareholders, to the address of the Shareholders as set forth underneath the Shareholders’ signature on the signature page hereto.

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the prior written consent of the other parties hereto.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person that is not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. All actions, suits or proceedings (collectively, “Action”) arising out of or relating to this Agreement shall be heard and determined exclusively in any federal or state court having jurisdiction within the State of Delaware. The parties hereto hereby (i) submit to the exclusive jurisdiction of federal or state courts within the State of Delaware (and any appellate courts thereof) for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is

Annex E-4

exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

(g) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court within the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement to post security or a bond as prerequisite to obtaining equitable relief.

(h) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) The Shareholders shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable laws), or reasonably requested by Parent, Merger Sub or the Corporation, to effect the actions and consummate the Merger, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

(j) This Agreement may not be amended, changed, supplemented or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Parent, Merger Sub, the Corporation and the Shareholders. No provision hereof may be waived except in a writing signed by the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(k) This Agreement shall not be effective or binding upon Shareholder until such time as the Merger Agreement is executed by each of the parties thereto.

(l) If, and as often as, there are any changes in the Company by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Shareholder and the Shares as so changed.

(m) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Paragraph (m).

(n) Each of the Shareholders hereby authorizes Parent, Merger Sub and the Corporation to publish and disclose in any disclosure required by the SEC the Shareholder’s identity and beneficial ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement.

(o) The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement. The parties have participated jointly in the negotiation

Annex E-5

and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) For purposes of this Agreement, the term “knowledge” of a Person that is a natural person refers to such Person’s actual knowledge, after reasonable inquiry.

(q) This Agreement is intended to create a contractual relationship among the Shareholder, the Company, Merger Sub and the Corporation, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other shareholders of the Company, the Company, Merger Sub and the Corporation entering into voting or support agreements with the Company, Merger Sub and the Corporation. Each of the Shareholders has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Corporation any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

{The remainder of this page is intentionally left blank; signature page follows}

Annex E-6

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

The Parent:
AGBA GROUP HOLDING LIMITED
By:
	Name:	Wing-Fai Ng
	Title:	Chief Executive Officer
Merger Sub:
AGBA SOCIAL INC.
By:
	Name:	Pei Huang Shu
	Title:	President
The Corporation:
TRILLER CORP.
By:
	Name:	Bobby Sarnevesht
	Title:	Chief Executive Officer

{Signature Page to Amended and Restated Shareholder Support Agreement}

Annex E-7

The Shareholders:
TAG HOLDINGS LIMITED

By:
Name:
Title:

Ng Wing Fai

Wong Suet Fai, Almond

Shu Pei Huang, Desmond

Kong Siu Keung

Lui Choi Yiu, Angela

Jong Cheong Luk

Universal Multimedia International Limited

{Signature Page to Amended and Restated Shareholder Support Agreement}

Annex E-8

ANNEX A
SHAREHOLDER

Name of Shareholder	Address	Number of Shares
TAG Holdings Limited	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	55,500,000
Ng Wing Fai	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	4,729,706
Shu Pei Huang, Desmond	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	852,880
Wong Suet Fai, Almond	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	960,980
Universal Multimedia International Limited	RM1103, 11F C C Wu 38 Hennessy Road Wan Chai, Hong Kong SAR	2,643,300
Kong Siu Keung	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	327,857
Lui Choi Yiu, Angela	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	240,000
Jong Cheong Luk	AGBA Tower 68 Johnston Road Wan Chai, Hong Kong SAR	180,000

Annex E-9

ANNEX F

FORM OF PROXY

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AGBA GROUP HOLDING LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
AGBA GROUP HOLDING LIMITED

The undersigned hereby appoints Ng Wing Fai and Shu Pei Huang, Desmond as proxy (the “Proxy”), with full power to act to appoint a substitute, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares of AGBA Group Holding Limited (“AGBA”) held of record by the undersigned on August 26, 2024 at the Extraordinary General Meeting of shareholders to be held on September 19, 2024, or any postponement or adjournment thereof (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at 1/F, AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong. To register and receive access to the virtual meeting, shareholders of record and beneficial owners (those holding shares through a bank, broker or other nominee) will need to follow the instructions applicable to them provided in the proxy statement. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’s discretion on such other matters as may properly come before the Extraordinary General Meeting, or any postponement or adjournment thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for the Extraordinary General Meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS PRESENTED TO THE SHAREHOLDERS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

(Continued and to be marked, dated and signed on reverse side)

[White Card]

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 7 AND PROPOSAL 9 BELOW. AGBA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

(1)  Proposal 1. Yorkville Share Issuance Proposal — to approve, pursuant to Nasdaq Rule 5635, the issuance of AGBA Ordinary Shares upon the conversion of certain convertible notes that will be issued to YA II PN, Ltd. (“Yorkville”) pursuant to our Second Amended and Restated Standby Equity Purchase Agreement entered into with Yorkville on June 28, 2024, in excess of 20% of the number of shares outstanding on June 28, 2024;

☐ FOR	☐ AGAINST	☐ ABSTAIN

(2)  Proposal 2. Charter Amendment Proposal — to approve (i) the adoption and filing of an amendment to our Fifth Amended and Restated Memorandum and Articles of Association to (A) increase the number of the Company’s ordinary shares, par value $0.001 per share (“AGBA Ordinary Shares”) authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, and (B) authorize a new class of 100,000,000 preferred shares (the “AGBA Preferred Shares”) and authorize a new class of 45,000 class B shares (the “Delaware Parent Series B Preferred Shares”); and (ii) the adoption and filing of a restatement to our memorandum and articles of association being our Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares on a 1 to 2.0607 basis, and

Annex F-1

the resulting increase in the total number of authorized ordinary shares from 1,500,000,000 to 3,091,049,970 and increase in the outstanding AGBA Ordinary Shares from 91,844,112, shares to 189,265,804 shares and reduction in the par value of the AGBA Ordinary Shares from $0.001 to $0.000485272;

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)  Proposal 3. Domestication Proposal — to change the domicile of the Company by way of continuation out of the British Virgin Islands, and into the State of Delaware to become a corporation incorporated under the laws of the State of Delaware under the name “Triller Group Inc.” (“Delaware Parent”);

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)  Proposal 4. Organizational Documents Proposal — to approve the Delaware Parent Certificate of Incorporation and the proposed new bylaws of Delaware Parent (“Delaware Parent Bylaws” and, together with the Delaware Parent Certificate of Incorporation, the “Proposed Delaware Parent Organizational Documents”);

☐ FOR	☐ AGAINST	☐ ABSTAIN

(5)  Proposal 5. Merger Agreement Proposal — to approve that certain amended and restated agreement and plan of merger dated as of August 30, 2024 (the “Merger Agreement”) by and between the Company, AGBA Social Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Triller Corp.(“Triller”), and Bobby Sarnevesht, as the Triller stockholder representative, with respect to the acquisition of 100% of the outstanding capital stock and conversion of all restricted stock units of Triller, in exchange for (i) the issuance of 299,897,852 shares of common stock of Delaware Parent, par value $0.0001 per share (“Delaware Parent Common Stock”), to the Triller Stockholders, (ii) the issuance of 37,702,230 shares of preferred stock of Delaware Parent, par value $0.0001 per share to the current holders of Triller preferred stock, (iii) the conversion of all existing Triller restricted stock units (“Triller RSUs”) into 54,020,128 Delaware Parent restricted stock units (“Delaware Parent RSUs”), and the reservation by Delaware Parent of an aggregate of 54,020,128 shares of Delaware Parent Common Stock for future issuance upon the vesting of the Delaware Parent RSUs, and (iv) the adjustment of an aggregate of 128,551,475 Triller warrants and reissuance by Delaware Parent of an aggregate of 55,719,676 Delaware Parent warrants in replacement thereof;

☐ FOR	☐ AGAINST	☐ ABSTAIN

(6)  Proposal 6. Nasdaq Proposal — to approve for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding ordinary shares of the Company to the Triller Stockholders and the issuance or potential issuance that will result in a “change of control” of the Company, pursuant to the terms of the Merger Agreement;

☐ FOR	☐ AGAINST	☐ ABSTAIN

(7)  Proposal 7. Incentive Plan Proposal — to approve the Triller Group Inc. 2024 Equity Incentive Plan (the “Incentive Plan”);

☐ FOR	☐ AGAINST	☐ ABSTAIN

(8)  Proposal 8. Election of Directors Proposal — to elect seven directors to serve as members of the Board of Directors of AGBA to hold office until the next annual meeting of shareholders or until their respective successors have been elected and qualified; and

NOMINEES:

For All	Withhold All	For All Except
☐	☐	☐

Director 1

Director 2

Director 3

Director 4

Director 5

Annex F-2

Director 6

Director 7

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here:

(9)  Proposal 9. Adjournment Proposal — to approve the adjournment of the Extraordinary General Meeting in the event AGBA does not receive the requisite shareholder vote to approve any of the above Proposals.

☐ FOR	☐ AGAINST	☐ ABSTAIN
Signature	Signature, if held jointly	Date

IN THEIR DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If shareholder is a corporation, sign in corporate name by an authorized officer, giving full title as such. If shareholder is a partnership, sign in partnership name by an authorized person, giving full title as such.

IMPORTANT: PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

Annex F-3

ANNEX G

AGREED EXECUTION VERSION(2)

VOTING AGREEMENT

by and among

TRILLER INC.

and

THE PARTY EXECUTING THIS AGREEMENT AS THE STOCKHOLDER

Dated as of [*], 2024

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of [*], 2024, by and among TRILLER INC. (the “Company”) and GREEN NATURE LIMITED (the “Stockholder”).

WHEREAS, the Stockholder holds 37,496 shares of the Company’s Series B Preferred Stock, which entitles the holder thereof to 10,000 votes per share (the “Subject Shares”);

WHEREAS, the Company and the Stockholder wish to provide for the orderly voting of Shares on certain matters specified in this Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I.

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 1.1          Agreement to Vote. The Stockholder hereby agrees that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), or in any other circumstances where a vote of stockholders of the Company is to be taken (including action by written consent of stockholders of the Company in lieu of a meeting), from the date hereof until December 31, 2025, the Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all of the Subject Shares held beneficially or of record by the Stockholder.

(a)         FOR the election of Bobby Sarnevesht as a director of the Company;

(b)         AGAINST any proposal which would result in Bobby Sarnevesht being removed or replaced as a director of the Company;

(c)         AGAINST any proposal which is inconsistent with the terms contained in the Amended and Restated Agreement and Plan of Merger, dated as of August 30, 2024, by and among AGBA Group Holding Limited, AGBA Social Inc., Triller Corp. and the Holder Representative (the “Merger Agreement”); and

(d)         AGAINST any proposal which would have an adverse, prejudicial or negative effect on the owners of “Stock” of Triller Corp. existing prior to the “Effective Time” (as each such term is defined in the Merger Agreement), vis a vis any other stockholder of the Company.

ARTICLE II.

COVENANTS

Section 2.1          Transfer of Subject Shares. Nothing contained herein shall be deemed to limit or restrict the ability of the Stockholder to sell, assign, transfer or convey the Subject Shares or to pledge, margin or otherwise encumber (a “Pledge”) the Subject Shares.

(a)         Upon the sale of any Shares that constitute Subject Shares through the facilities of a national securities exchange, such Shares shall cease being Subject Shares.

(b)         Upon the bona fide Pledge of any Shares that constitute Subject Shares, such Shares shall be released from this Agreement, to the extent, and only to the extent, required by the terms of such Pledge.

(c)         Upon any other sale, assignment, transfer, conveyance or Pledge of Shares that constitute Subject Shares (including, but not limited to, a sale by the Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.

Annex G-1

Section 2.2          Additional Subject Shares.

(a)         In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

(b)         The Stockholder further agrees that, in the event Stockholder purchases or otherwise acquires beneficial or record ownership of or an interest in, or acquires the right to vote or share in the voting of, any additional shares of Series B Preferred Stock, in each case after the execution of this Agreement, the Stockholder shall deliver promptly to the Company written notice of such event, which notice shall state the number of additional Shares so acquired. The Stockholder agrees that any such additional Shares shall be subject to the terms of this Agreement, including all covenants, agreements, obligations, representations and warranties set forth herein as if those additional shares were owned by the Stockholder on the date of this Agreement.

Section 2.3          Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity. Nothing herein shall limit or affect Stockholder’s ability to act as an officer or director of the Company or its subsidiaries.

Section 2.4          No Inconsistent Agreements. Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any of its Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.

Section 2.5          Further Actions. Subject to the terms and conditions set forth in this Agreement, Stockholder agrees to take any all actions and to do all things reasonably necessary or appropriate to effectuate this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to the Company as follows:

Section 3.1          Due Authorization. Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Stockholder have been duly authorized by all necessary action on the part of Stockholder and no other proceedings on the part of Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby.

Section 3.2          Enforceability. This Agreement has been duly executed and delivered by Stockholder and (assuming the due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 3.3          Ownership of Shares. Schedule I hereto sets forth opposite Stockholder’s name the Subject Shares over which Stockholder has sole record and beneficial ownership as of the date hereof. Stockholder has good and valid title to the Subject Shares denoted as being owned by Stockholder on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, or (ii) those existing under applicable securities laws.

Section 3.4          No Conflicts. (a) No filing with any governmental entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Stockholder and (b) none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof: (i) if Stockholder is an entity, conflict with or result in any breach of the organizational documents of Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other

Annex G-2

instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Shares may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement.

Section 3.5          No Litigation. As of the date of this Agreement, there is no claim or proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder that would reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Stockholder as follows:

Section 4.1          Due Organization, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary limited liability power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Stockholder) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 4.2          No Conflicts. (a) No filing with any governmental entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Company and (b) none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Company, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair the Company’s ability to perform its obligations under this Agreement.

ARTICLE V.

TERMINATION

Section 5.1          Termination. This Agreement shall terminate and be of no further force and effect upon the first to occur of: (a) the written notice of termination by the Company; and (b) December 31, 2025. Termination of this Agreement shall not excuse a party for breach of this Agreement occurring prior to such termination.

ARTICLE VI.

MISCELLANEOUS

Section 6.1          Fees and Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 6.2          Amendments, Waivers, etc. This Agreement may not be amended or waived with respect to a party without the express written consent of the party to be bound by such amendment or waiver.

Section 6.3          Notices. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile or electronic mail transmission of a “portable document format” (“.pdf”) attachment (provided that any notice received by facsimile or electronic mail transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed

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to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to the Company, to

Triller Group Inc.
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR
Attention: Wing-Fai Ng

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Lawrence Venick, Esq.t
Email: lvenick@loeb.com

If to Stockholder, to the address set forth on its signature page hereto;

or to such other person or address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 6.4          Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 6.5          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 6.6          Entire Agreement; Assignment. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Notwithstanding anything to the contrary set forth herein, Stockholder agrees that, to the extent set forth in Section 2.1, this Agreement and the obligations hereunder shall be binding upon any Person to which record or beneficial ownership of Stockholder’s Subject Shares shall pass, whether by operation or law or otherwise, including Stockholder’s heirs, guardians, administrators or successors and assigns, and Stockholder agrees to take all actions necessary to effect the foregoing.

Section 6.7          Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

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Section 6.8          Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented in accordance with the terms hereof, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to dollars or “US$” are to the official currency of the United States of America.

Section 6.9          Governing Law. THIS AGREEMENT AND ALL QUESTIONS RELATING TO THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

Section 6.10        Specific Performance. Stockholder acknowledges that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy and the Company shall be entitled to a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of monetary damages as a remedy.

Section 6.11        Submission to Jurisdiction. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.3 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

Section 6.12        Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.12.

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Section 6.13        Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

Section 6.14        Relationship of the Parties. This Agreement has been negotiated on an arm’s length basis between the parties and is not intended to create a partnership, joint venture or agency relationship between the parties.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

TRILLER GROUP INC.
By:
Name:	Bobby Sarnevesht
Title:	Interim Chief Executive Officer

[Signature Page to Voting Agreement]

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IN WITNESS WHEREOF, the undersigned has executed this Voting Agreement as a Stockholder as of the day and year first above written.

STOCKHOLDER:
GREEN NATURE LIMITED
By:
Name:	Valerie Chen
Title:	Director

[Signature Page to Voting Agreement]

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Schedule I
Ownership of Subject Shares

Name and Address of Stockholder	Number of Super Voting Shares
GREEN NATURE LIMITED	37,496
[Address]

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